Form 20-F
period 2022-12-31
VTEX
filed 2023-03-02
CIK 1793663

As filed with the Securities and Exchange Commission on March 2, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
125 Kingsway, WC2B 6NH
London, United Kingdom
(Address of principal executive offices)
Ricardo Camatta Sodré, Chief Financial Officer,
Tel: +44 20 3695 7895
investors@vtex.com
125 Kingsway, WC2B 6NH
London, United Kingdom
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
The number of outstanding shares as of December 31, 2022 was 81,143,035 Class A common shares and 107,849,494 Class B common shares.
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non- accelerated filer or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule
12b-2
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements:  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).  ☐
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

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to the Brazilian Central Bank (Banco Central do Brasil). References in the annual report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

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

BNDES means the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social);

Brick-and-mortar means a business that operates physically in a building or other structure;

Business to business (“B2B”) means a form of transaction where businesses sell products to other businesses;

Business to consumer (“B2C”) means a form of transaction where businesses sell products to end consumers or individuals;

CCPA means the California Consumer Privacy Act;

CDI means the Brazilian interbank deposit (certificado de deposito interbancário) rate, which is an average of interbank overnight rates in Brazil;

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

Small-to-medium-sized businesses (“SMBs”) means businesses that utilize our Loja Integrada on-demand commerce platform;

SSS means same-store-sales calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online same stores in the prior period;

Subscription churn rate means the annual turnover of our customers;

Suppliers means businesses supplying materials to our customers;

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

We maintain our books and records in U.S. dollars, the functional currency of our operations and the presentation currency for our financial statements. Unless otherwise noted, the financial information presented herein has been derived from our audited consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, 2021 and 2020, together with the accompanying notes thereto, prepared in accordance with IFRS as issued by IASB and included elsewhere in this annual report, or our consolidated financial statements

Certain amounts and percentages included in this annual report have been rounded for ease of presentation. Percentage figures included in this annual report have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements. The tables included in this annual report may not total due to rounding.

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

Free Cash Flow

We calculate Free Cash Flow as our net cash provided by (used in) operating activities minus acquisition of property and equipment and intangibles related to acquisitions. In the future, we will adjust Free Cash Flow also by the capitalization of internally developed software; however, currently we do not capitalize internally developed software. Free Cash Flow is a measure used by management to understand and evaluate our liquidity and to generate future operating plans. The reduction of capital expenditures facilitates comparisons of our liquidity on a period-to-period basis and excludes items that we do not consider to be indicative of our liquidity. We believe that Free Cash Flow is a measure of liquidity that provides useful information to investors and others in understanding and evaluating the strength of our liquidity and future ability to generate cash that can be used for strategic opportunities or investing in our business in the same manner as our management and board of directors. Further, our definition of Free Cash Flow may differ from the definitions used by other companies and therefore comparability may be limited. Investors should consider Free Cash Flow alongside our other IFRS-based financial performance measures, such as net cash provided by (used in) operating activities, and our other IFRS financial results.

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

The FX Neutral measures were calculated by using the average monthly exchange rates for each month during 2020, 2021 and 2022, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months in 2021 and 2022, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

Market Data

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reliable. Market data and certain industry forecast data used in this annual report were derived from our management’s knowledge and our experience in the industry, internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. We obtained the information included in this annual report relating to the Brazilian payment solutions markets, and more broadly, the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Central Bank, Getúlio Vargas Foundation (Fundação Getúlio Vargas), or FGV, Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, International Data Corporation, or IDC MarketScape, Gartner, Inc., or Gartner, Insider Intelligence, Digital Commerce 360, Fitch, Statista, amongst others.

The sources of certain statistical data, estimates, and forecasts contained in this annual report are derived from the following independent industry publications or reports:

•	IDC MarketScape: Worldwide B2C Digital Commerce Platforms 2020 Vendor Assessment, doc #US45741420, September 2020;

•	Gartner® Peer Insights™ “Voice of the Customer”, January 2022

•	Gartner®: Magic Quadrant™ for Digital Commerce report; August 2022;

•	The Forrester Wave™: B2C Commerce Solutions, May 2022;

•	Paradigm B2B Combine 2022 Digital Commerce Solutions for B2B, Midmarket edition, July 2022;

•	Statista’s report: Global same-day delivery market size forecast 2021-2027, September 2022;

•	Insider Intelligence Inc.: Latin America Retail Ecommerce Update; January 2023; and

•	Fitch Solutions: Global Economic Outlook, January 2023.

Gartner does not endorse any vendor, product or service depicted in its research publications and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to its research, including any warranties of merchantability or fitness for a particular purpose.

Gartner®, Magic Quadrant and Peer Insights are trademarks of Gartner, Inc. and/or its affiliates. All rights reserved. Gartner Peer Insights content consists of the opinions of individual end users based on their own experiences, and should not be construed as statements of fact, nor do they represent the views of Gartner or its affiliates. Gartner does not endorse any vendor, product or service depicted in this content nor makes any warranties, expressed or implied, with respect to its content, about its accuracy or completeness, including any warranties of merchantability or fitness for a particular purpose.

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

The information set forth herein derived from Fitch Solutions is subject to the Fitch Solutions Terms of Use available at: https://www.fitch.group/terms-of-use#Terms-Solutions. Information contained on this website is not incorporated by reference into this annual report, and investors should not consider the information contained on this website to be part of this annual report or in deciding whether to invest in our Class A common shares.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual revenues of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30 (the end of our second fiscal quarter), and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and any Public Company Accounting Oversight Board, or PCAOB, rules, including any future audit rule promulgated by the PCAOB (unless the SEC determines otherwise). Accordingly, the information about us available to investors will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

Item 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

Item 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Certain Risks Relating to Our Business and Industry

Although we have experienced significant growth in recent periods, we have recorded net losses since 2019. We may record net losses for the foreseeable future as we continue to implement our growth strategy with a high-efficiency mindset. Consequently, we may not be able to generate sufficient revenue to achieve and sustain profitability; our recent levels of growth may not be indicative of our future growth and will depend on our ability to attract new customers, retain existing customers and increase sales to both new and existing customers, particularly if the growth in ecommerce during the COVID-19 pandemic fails to continue after the COVID-19 pandemic ends or consumer spending is adversely impacted by a challenging macroeconomic environment or general economic downturns.

Since 2019, we have recorded a net loss, and we expect to continue to record a net loss for the foreseeable future as we continue to implement our growth strategy. Consequently, we may not be able to generate sufficient revenue to achieve and sustain profitability. We incurred a net loss of US$52.4 million, US$60.5 million, and US$0.8 million in the years ended December 31, 2022, 2021 and 2020, respectively. However, we experienced resilient growth in revenue, recording a 25.3% increase in total revenue to US$157.6 million in the year ended December 31, 2022, from US$125.8 million in the year ended December 2021, and 27.5% increase in total revenue to US$125.8 million in the year ended December 31, 2021, from US$98.7 million in the year ended December 31, 2020. We principally generate revenues through subscriptions plans, where we have a fixed fee and a revenue-sharing component based on a percentage charged on the customer’s GMV. Our subscription plans typically have 12-to-36-month terms. Our customers have no obligation to renew their subscriptions after their subscription term expires and have the ability to terminate their subscriptions upon short notice. As a result, even though the number of customers using our platform has grown rapidly in recent years, there can be no assurance that we will attract new customers, retain existing customers or increase sales to both new and existing customers. In addition, our results may be affected if we lose or forego income derived from commission fees charged to marketplace partners, payment providers and any other service provided through our app store with which we operate.

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

The restrictions imposed by the COVID-19 pandemic have prompted a shift in sales from traditional brick-and-mortar commerce to ecommerce that benefited our business in 2020. Even though the online purchasing trend demonstrated to have staying power through 2021 and 2022, we started to see a mean reversion towards the pre-pandemic ecommerce levels of growth and , there can be no assurance that once the COVID-19 pandemic is sufficiently controlled, this current ecommerce levels of growth will continue and that we will continue to benefit from it. For further information, see “—The COVID-19 pandemic could materially adversely affect our business, financial condition and results of operations.”

Also, to the extent there is a challenging macroeconomic environment or sustained general economic downturn which adversely impact consumer spending in the countries in which we operate or our software is perceived by customers and potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected. Our revenue may also be disproportionately affected by delays or reductions in general information technology spending. Competitors, many of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry. If macroeconomic conditions of or the markets in which we operate worsen from present levels, our business, results of operations and financial condition could be materially and adversely affected.

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

The COVID-19 pandemic, the measures attempting to contain and mitigate the effects of the COVID-19 pandemic, including stay-at-home, business closure, and other restrictive orders, and the resulting changes in consumer behavior, have disrupted our normal operations and impacted our employees, suppliers, partners and customers. In response to the COVID-19 pandemic, we have taken a number of actions that have impacted, and continue to impact, our business, including transitioning employees across all our offices (including our corporate headquarters) to remote work-from-home arrangements and imposing travel and other related restrictions. Given the continued spread of the COVID-19 pandemic and the resulting personal, economic and governmental reactions, we may have to implement additional measures in the future that could harm our business, financial condition and results of operations. We continue to monitor the impacts of the COVID-19 pandemic and may adjust our current policies as more information and guidance become available. For instance, during the course of the pandemic we have taken several measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our directors and employees (such as social distancing and working from home).

In response to the COVID-19 pandemic, in 2020 and 2021, governments across the countries in which we operate have instituted lockdowns, social distancing, and similar measures to slow infection rates. These restrictions have prompted shifts in sales from traditional brick-and-mortar commerce to ecommerce, which has increased the usage of our services. Even though the online purchasing trend demonstrated to have staying power through 2021 and 2022, we started to see a mean reversion towards the pre-pandemic ecommerce levels of growth. Our customer’s online channels experienced a decrease in growth rates, which affected our business growth, financial condition, and operating results.

The full impact of the pandemic on our business will continue to depend on future developments, including but not limited to the emergence of new coronavirus variants, the duration of the pandemic, the actions undertaken to contain the virus or mitigate its impacts, including actions mandated by federal, state and local governments and health authorities, changing public health directives or restrictions, vaccine efficacy against COVID-19 variants, current or future travel restrictions, and how quickly and to what extent normal global economic and operating conditions can or will resume. All of these factors are rapidly evolving and are difficult to predict, and as a result, it is uncertain what the future holds for our business and the industry as a whole.

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

We also plan to dedicate significant resources to sales and marketing programs, including search engine and other online advertising with respect to our small and medium business, or SMB platform, online stores, which represented less than 7.0% of our revenues in the year ended December 31, 2022. The effectiveness of our online advertising may continue to vary due to competition for key search terms, changes in search engine use, and changes in search algorithms used by major search engines and other digital marketing platforms. If the cost of marketing our platform over search engines or other digital marketing platforms increases, our business and operating results could be adversely affected. Competitors also may bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website

If we fail to maintain or grow our brand recognition, our ability to expand our customer base will be impaired and our financial condition may suffer.

We believe that maintaining and growing the VTEX brand is important to supporting continued acceptance of our existing and future solutions, attracting new customers to our platform, and retaining existing customers. We also believe that the importance of brand recognition will increase as competition in our market increases. Successfully maintaining our brand will depend largely on the effectiveness of our marketing efforts, our ability to foster brand advocates from customers, partners and top-tier analyst firms, our ability to provide a reliable and useful platform to meet the needs of our customers at competitive prices, our ability to maintain our customers’ trust, our ability to continue to develop new functionalities and solutions, and our ability to successfully differentiate our platform from competitive products and services. Additionally, our business partners’ performance may affect our brand and reputation if customers do not have a positive experience. Our efforts to build and maintain our brand have involved and will continue to involve significant expenses. Brand promotion activities may not generate customer awareness or yield increased revenue. Even if they do, any increased revenue may not offset the expenses we incurred in building our brand. We strive to establish and maintain our brand in part by obtaining trademark rights. However, if our trademarks are not adequately protected, we may not be able to build name recognition in our markets of interest and our competitive position may be harmed. If we fail to successfully promote, protect and maintain our brand, we may fail to attract enough new customers or retain our existing customers to realize a sufficient return on our brand-building efforts, and our business could suffer.

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

The timing of our sales with our customers and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these customers. Mid-market and large enterprise customers, particularly those in highly regulated industries and those requiring customized applications, may have an even further lengthy sales cycle for the evaluation and implementation of our platform. This caused and may continue to cause a delay between increasing operating expenses for such sales efforts and, upon successful sales, the generation of corresponding revenue. We are often required to spend significant time and resources to better educate our potential customers and familiarize them with our platform. Our sales cycle for these customers, from initial evaluation to contract execution, is generally 8 to 12 months for large enterprise customers and 4 to 8 months for small and mid-market customers, but can vary substantially.

In 2022, the challenging and uncertain macroeconomic environment influenced our customers’ planning and decision-making processes. Consequently, our sales cycle has been at the high end of the sales cycle ranges, while we also experienced an increase in the average time to implement the VTEX platform with our customers. Additionally, towards the end of the year, we also faced longer than usual ramp-up times from customers that recently implemented the VTEX platform.

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

The market for ecommerce solutions is relatively new and will experience changes over time. Ecommerce market estimates and growth forecasts are uncertain and based on assumptions and estimates that may be inaccurate. Our addressable market depends on a number of factors, including businesses’ desire to differentiate themselves through ecommerce, partnership opportunities, changes in the competitive landscape, technological changes, data security or privacy concerns, customer budgetary constraints, changes in business practices, changes in the regulatory environment, and changes in economic conditions. Our estimates and forecasts relating to the size and expected growth of our market may prove to be inaccurate and our ability to produce accurate estimates and forecasts may in the future be impacted by the macroeconomic uncertainty. Even if the market in which we compete meets the size estimates and growth rates we forecast, our business could fail to grow at similar rates, if at all.

Our business is susceptible to risks associated with international sales and the use of our platform in various countries.

We currently have customers in 38 countries. In the years ended December 31, 2022 and 2021 we generated 45.4% and 47.2% of our total revenue from customers outside Brazil. Besides Brazil, we currently have customers in Argentina, Chile, Colombia, France, Italy, Mexico, Peru, Portugal, Romania, Singapore, Spain, the United Kingdom and the United States, among other 24 countries. We are continuing to adapt and develop strategies to address international markets, but such efforts may not be successful. In addition, the COVID-19 pandemic and related stay-at-home, business closures, and other restrictive orders and travel restrictions in some countries may pose additional challenges for international expansion and may impact our ability to launch into new regions and further expand geographically.

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

•	political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

•	impact and effects arising from the conflict between Russia and Ukraine.

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

We provide service or experience level commitments under our customer agreements. If we fail to meet these contractual commitments, our business, results of operations and financial condition could be adversely affected.

Our agreements with customers typically provide for service or experience level commitments that contain guarantees on certain performance metrics, such as uptime starting from 99.7% and maximum latency. If we suffer extended periods of downtime for our products or platform and we are unable to meet these commitments, we are contractually obligated to provide our customer a service credit of up to 20% of the monthly fees payable to us by such customer. In addition, the performance and availability of our third-party service providers, including Amazon Web Services, or AWS, which provides our cloud infrastructures, is outside of our control and, therefore, we are not in full control of whether we can meet our service level commitments. Any of the above circumstances or events may harm our reputation, cause customers to terminate their agreements with us, impair our ability to grow our customer base, subject us to contractual penalties in the form of service credits under our service level agreements, or SLAs, and otherwise harm our business, results of operations and financial condition.

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

While we issue stock options or other equity awards as key components of our overall compensation and employee attraction and retention efforts, we are required under IFRS to recognize compensation expense in our operating results for employee stock-based compensation under our equity grant programs, which may increase the pressure to limit stock-based compensation and jeopardize our ability to hire, retain and motivate qualified personnel.

The loss of our qualified personnel, as well as any difficulty to attract and replace them in a timely manner, may cause an adverse effect on our business and results of operations.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management, including our Co-Chief Executive Officers, Geraldo do Carmo Thomaz Júnior and Mariano Gomide de Faria, and other key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of one or more of our executive officers or key employees could have a serious adverse effect on our business causing significant delays or prevent the achievement of our strategic objectives. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period; therefore, they could terminate their employment with us at any time. In addition, some of the members of our current senior management team have only been working together for a short period of time, which could adversely impact our ability to achieve our goals. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could affect our corporate culture. In addition, if the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, it could adversely affect our business and future growth prospects.

Our success depends in part on our business partner-centric strategy. Our business would be harmed if we fail to maintain or expand our partner relationships.

Strategic technology business partnerships are essential to our competitive strategy. A significant percentage of our customers choose to integrate our ecommerce platform with third-party application providers using our open APIs and software development kits. The functionality and popularity of our platform depends, in part, on our ability to integrate our platform with third-party applications and platforms, including marketplaces and social media sites. We are dependent on strategic technology partner solutions for major ecommerce categories, including payments (through providers such as Paypal, Adyen, Stripe, Mercado Pago and EBANX), shipping, tax, accounting, ERP, marketing, fulfillment, cross-channel commerce and point of sale system, or POS. We will continue to depend on various third-party relationships to sustain and grow our business. Third-party application providers may change the features of their applications and platforms, alter their governing terms, and restrict our ability to add, customize or integrate systems, functionality and consumer experiences. Such changes could limit or terminate our ability to use these third-party applications and platforms as part of our effort to provide our customers a highly extensible and customizable experience. This could negatively impact our offerings and harm our business. Marketplaces or social networks that have allowed limited integration into their platforms, such as Dafiti, Mercado Libre, Amazon, Tik Tok, Facebook and Instagram, may discontinue our access or allow other platforms to integrate with their platforms more easily, which would increase competition for ecommerce platforms across their solutions. Our business will be negatively impacted if we fail to retain our technology partner relationships for any reason, including contractual disputes, failure to support their or our technology or integrations, errors, bugs, or defects in our or their technology, or changes in our or their platforms. Any failure to maintain such relationships could harm our relationship with our customers, our reputation and brand, our revenue, our business and our results of operations.

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

We collect, transmit, use, disclose, store and process personal information, including credit card information and other confidential information, of our employees, our business partners, our customers and their end-consumers. Third-party applications may also collect, transmit, use, disclose, store and process such personal information, credit card information and other confidential information. In addition, third-party applications may run arbitrary code within our infrastructure without our consent or knowledge to extend access to our platform. We cannot and do not proactively monitor the content that our customers upload or the information provided to us through the applications integrated with our ecommerce platform; therefore, we do not control the substance of the content on our servers, which may include personal information. Although we require users of our ecommerce platform to adopt and secure credentials in order to access it and use encryption and authentication technologies to secure the transmission and storage of data, these security measures may be compromised as a result of illegal activities by unauthorized persons, employee error, malfeasance, faulty credential management, or other irregularity which may cause unauthorized access to our customers’ - and their end consumers’ - data in our platform. Also, our employees customers, or customers contractors may inadvertently or be fraudulently instructed by third parties to disclose credentials, usernames, passwords or other access keys , which may, in turn, be used to access our ecommerce platform, commit identity theft or carry out other prohibited activities, including the irregular collection and use of personal information of our customers and their end-consumers.

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

Many companies that provide services similar to ours have also reported a significant increase in cyberattack activity since the beginning of the COVID-19 pandemic. In addition, in the past, some of our customers have been subject to distributed denial of service, or DDoS, attacks, a technique used by hackers to take an internet service offline by overloading its servers. Our platform may be subject to similar DDoS attacks in the future. In addition, because we leverage third-party partners and service providers, including cloud, software, data center and other critical technology vendors to deliver our solutions, we rely heavily on the data security practices and policies adopted by these third-party service providers. Our ability to monitor our third-party service providers’ data security is limited. A vulnerability in our third-party service providers’ software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions. In addition, we may also become liable in the event our third-party service providers and subprocessors are subject to security breaches, privacy breaches or other cybersecurity threats. For example, in May 2021, the server of one of our third-party service providers in Chile that stores, among other things, certain of our customer’s consumer personal information processed through our platform, was accidentally made publicly available on the internet and data of approximately 3,500 of one of our customer’s consumers became accessible without authorization. Although our customer is the data controller of its consumers’ data and ultimately responsible for any privacy or security breaches involving such personal data, as our customer’s data processor, we may be held jointly or severally liable if we (or our third-party service provider) are found to not have instituted adequate data security measures on our platform. As of the date of this annual report, we concluded the investigation regarding this incident and we confirmed that unauthorized third parties did not access the exposed consumer personal information. Additionally we adopted measures to address the security flaw with this third-party service provider. We cannot guarantee that any similar incidents may not occur again and adversely affect our operations. We and our third-party service providers and partners may be unable to anticipate or prevent techniques used in the present or in future to obtain unauthorized access or to sabotage systems and cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms, authentication processes and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. Since techniques used to obtain unauthorized access change frequently and the sophistication and size of DDoS and other cybersecurity attacks is increasing, we may be unable to implement adequate preventative measures or stop the attacks while they are occurring. Any actual or perceived DDoS attack or other security breach or incident could delay or interrupt service to our customers and their customers, could result in loss, compromise, corruption or disclosure of confidential information, intellectual property and sensitive and personal data or data we rely on to provide our solutions, may deter consumers from visiting our customers’ shops, damage our reputation and brand, expose us to a risk of litigation, indemnity obligations and damages for breach of contract, cause us to incur significant liability and financial loss and be subject to regulatory scrutiny, investigations, proceedings and penalties, and require us to expend significant capital and other resources to alleviate problems caused by any such DDoS attack or other security breach or incident and implement additional security measures.

Some jurisdictions, including Brazil and all 50 states in the United States, have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data, and our agreements with certain customers require us to notify them in the event of a security incident. Such mandatory disclosures – and associated data security breaches - could lead to negative publicity and may cause our customers to lose confidence in the effectiveness of our data security measures and controls. Moreover, if a high-profile security breach occurs with respect to another SaaS provider, customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing customers or attract new ones. In addition, if our security measures fail to protect credit card information adequately, we could be liable to our business partners, the payment card associations, our customers, their end-consumers and consumers with whom we have a direct relationship. We could be subject to fines and higher transaction fees, we could face regulatory or other legal action, and our customers could end their relationships with us. The limitations of liability in our contracts may not be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. Our failure to comply with legal, contractual, or standards-based requirements around the security of personal information could lead to significant fines and penalties, as well as claims by our customers, their end-consumers, or other stakeholders. These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability or injunctive relief, divert management’s time and attention, increase our costs of doing business, and materially adversely affect our reputation and the demand for our platform.

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

Our customers often draw significant numbers of end-consumers to their online stores over short periods of time, including from events such as new product releases, holiday shopping seasons and flash sales, which significantly increases the traffic on our servers and the volume of transactions processed on our platform. Our servers may be unable to achieve or maintain data transmission capacity sufficient for timely service of increased traffic or order processing and the failure of data centers, internet service providers or other third-party service providers to meet our capacity requirements could result in interruptions or delays in access to our platform and inhibit our ability to grow our business and scale our operations. Our failure to achieve or maintain sufficient and performant data transmission capacity could significantly reduce demand for our platform. In the future, we may be required to allocate resources, including spending substantial amounts of money, to build, purchase or lease additional data centers and equipment and upgrade our technology and network infrastructure in order to handle the increased load. If one of these third parties suffers from capacity constraints, our business may be adversely affected. In addition, because we and our customers generate a disproportionate amount of revenue in the fourth quarter as a result of customary seasonality, any disruption in our customers’ ability to process and fulfill customer orders in the fourth quarter could have a disproportionately negative effect on our operating results.

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

For example, in Brazil, current practices involving the treatment of personal data are governed by certain sector laws, such as Law No. 8,078/1990, or the Brazilian Consumer Defense Code, and Law No. 12,965/2014, or the Brazilian Civil Rights Framework for the Internet. In addition, LGPD came into force on September 18, 2020 to regulate the processing of personal data. The LGPD applies to individuals or legal entities and private or government entities who process personal data in Brazil or collect personal data in Brazil or, further, when their processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for processing personal data, which includes the collection, use, transfer and storage of personal data and affects all economic sectors, including the relationship between clients and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

The LGPD requires us to adapt our data processing activities to comply with this regime, and we have implemented changes with respect to our policies and procedures designed to facilitate our compliance with the relevant requirements under the LGPD. However, the interpretation and application of the LGPD is still uncertain.

The penalties and fines for violations of the LGPD include: warnings, with the imposition of a deadline for the adoption of corrective measures; a daily fine, up to a maximum amount of R$50.0 million per violation; the restriction of access to the personal data to which the violation relates up to a six-month period, which can be extended until the processing activities are compliant with the regulation; and in case of repetition of the violation, a temporary block and/or deletion of the relevant personal data, and a partial or complete prohibition of processing activities and a fine of up to 2.0% of gross sales of the company or group of companies in violation, up to a maximum amount of R$50.0 million per violation. Pursuant to the LGPD, security breaches that may result in significant risk or damage to personal data must be reported to the National Data Protection Authority (Autoridade Nacional de Proteção de Dados), or ANPD, Brazil’s data protection regulatory body, within a reasonable time period. The notice to the ANPD must include a description of the nature of the personal data affected by the breach; the affected data subjects; the technical and security measures adopted by the impacted entity; the risks related to the breach; the reasons for any delays in reporting the breach, if applicable; and the measures adopted to revert or mitigate the effects of the damage caused by the breach. Moreover, the ANPD could establish additional obligations related to data protection in the future. The LGPD and any additional privacy laws or regulations enacted or approved in Brazil or in other jurisdictions in which we operate could significantly impact our business, financial condition or results of operations.

Similarly, many foreign countries and governmental bodies, including in the countries in which we currently operate, have laws and regulations concerning the collection, use and other processing of sensitive and personal data obtained from individuals located in their jurisdiction or by businesses operating within their jurisdiction. Laws and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure, transmission, processing and security of personal data that identifies or may be used to identify an individual, such as names, telephone numbers, email addresses and, in some jurisdictions, IP addresses and other online identifiers. For example, the General Data Protection Regulation, or the GDPR, went into effect in May 2018 and implemented more stringent administrative requirements for controllers and processors of personal data of EU residents, including, for example, data breach notification requirements, limitations on retention of information, and rights for individuals over their personal data, and creates a range of new compliance obligations. The GDPR also provides that EU member states may make their own further laws and regulations limiting the processing of personal data. Ensuring compliance with the GDPR is an ongoing commitment that involves substantial costs, and despite our efforts, governmental authorities or others may assert that our business practices fail to comply with its requirements. If our operations are found to violate GDPR requirements, we may incur substantial fines and other penalties, including bans on processing and transferring personal data, have to change our business practices, and face reputational harm, any of which could have an adverse effect on our business. In particular, serious breaches of the GDPR can result in administrative fines of up to 4.0% of annual worldwide revenues or up to €20 million, whichever is higher. Fines of up to 2.0% of annual worldwide revenues can be levied for other specified violations, and violations of the GDPR may also lead to damages claims by data controllers and data subjects. Such penalties are in addition to any civil litigation claims by data controllers, customers and data subjects. Recent legal developments in Europe have created compliance uncertainty regarding transfers of personal data from Europe to the United States. In July 2020, the Court of Justice of the European Union, or CJEU, invalidated the EU-U.S. Privacy Shield Framework, a mechanism for the transfer of personal information from the EU to the United States, and made clear that reliance on Standard Contractual Clauses, an alternative mechanism for the transfer of personal information outside of the EU alone may not be sufficient in all circumstances. Following the United Kingdom’s withdrawal from the EU on January 31, 2020, the data protection obligations of the GDPR continue to apply to United Kingdom-related processing of personal data in substantially unvaried form by virtue of section 3 of the European Union (Withdrawal) Act 2018, as amended, which, together with the amended UK Data Protection Act of 2018, retains the GDPR in UK national law. On June 28, 2021, the European Commission adopted an adequacy decision under the GDPR which recognized that the United Kingdom provides an essentially equivalent level of personal data protection to that guaranteed under the GDPR, ensuring free flows of personal data between the United Kingdom and the EEA and minimizing risk of future divergence.

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

As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. For example, global political events, including the conflict between Russia and Ukraine, trade tariff developments and other geopolitical events have caused global economic uncertainty and variability in foreign currency exchange rates. While we have primarily transacted with customers and business partners in Brazilian reais, in light of our international expansion we expect to transact with customers in Argentine pesos, Colombian pesos and British pounds, among others. We expect to significantly expand the number of transactions with customers that are denominated in foreign currencies in the future as we continue to expand our business internationally. We also incur expenses for some of our network service provider costs outside of Brazil in local currencies and for employee compensation and other operating expenses at our non-Brazil locations in the local currency for such locations. Fluctuations in the exchange rates between the Brazilian real and other currencies could result in an increase to the Brazilian equivalent of such expenses.

In addition, our international subsidiaries may maintain net assets that are denominated in currencies other than the functional operating currencies of these entities. As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. The results of operations in the countries where we operate are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into U.S. dollars upon consolidation. If the U.S. dollar weakens against foreign currencies, the translation of these foreign-currency-denominated transactions will result in increased revenues, operating expenses and net income. Similarly, our revenues, operating expenses and net income will decrease if the U.S. dollar strengthens against foreign currencies. In the years ended December 31, 2022 and 2021, 15.6% and 17.3% of our revenues were denominated in, or linked to, U.S. dollars, respectively. Although total revenue in the years ended December 31, 2022 and 2021 grew 25.3% and 27.5% in U.S. dollars, our reporting and functional currency, and 22.3% and 29.8% on an FX neutral basis, the foreign currency exchange rates in 2022 relative to 2021 and 2021 relative to 2020 resulted in an increase of 2.4% and a decrease of 1.8% in our revenue growth, respectively.

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

In 2020, due to the restrictions imposed by the COVID-19 pandemic, ecommerce benefited from exponential growth. Both in 2021 and 2022, as the restrictions eased, consumers behavior shift towards online purchasing demonstrated staying power, with ecommerce penetration continuing to increase, though at a lower pace. We cannot assure this consumer trend will continue once the COVID-19 pandemic is sufficiently controlled, or if the macroeconomic environment worsens. For further information, see “—The COVID-19 pandemic could materially adversely affect our business, financial condition and results of operations.”

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

We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares. The amount of any dividends or distributions which may be paid to us from time to time will depend on many factors including, for example, such subsidiaries results of operations and financial condition; limits on dividends under applicable law; its constitutional documents; documents governing any indebtedness; applicability of tax treaties; and other factors which may be outside our control. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries (which are currently mostly located in Brazil, Argentina and Colombia) make with respect to our equity interests in those subsidiaries. See “—Risks Related to Latin America—Significant foreign currency exchange controls and currency devaluation in certain countries in which we operate which may have adverse effects on the economies of such countries, us and the price of our Class A common shares,” “The ongoing economic uncertainty and political instability in Brazil and the other countries in which we operate may harm us and the price of our Class A common shares” and “Dividends and Dividend Policy.”

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

Our Brazilian subsidiaries enjoy a social contribution benefit introduced by the Brazilian government in 2011 as a stimulus to labor intensive companies pursuant to Brazilian Federal Law 12,546/11, named Contribuição Previdenciária sobre a Receita Bruta (CPRB). Under this benefit, employers of specific business segments can elect to pay their share of social contribution at rates of up to 4.5% on gross revenues instead of 20.0% on payroll. This benefit was originally designed to be effective for a limited period of time but, due to strong pressure from taxpayers, it has been extended several times since its introduction. According to the latest extension, the benefit will be in force until December 31, 2023. If this benefit is discontinued or adversely modified in the future, the results of operations of VTEX Brasil will be adversely affected.

Also, VTEX Brasil has benefited in 2020 from research and development, or R&D, tax credits that significantly reduced its income tax liability pursuant to Brazilian Federal Law 11,196/05, or Lei do Bem. In 2021 and 2022, considering that VTEX Brasil was in a loss position, the R&D benefit did not apply. If the relevant R&D tax benefit is terminated, the tax liability of VTEX Brasil could be significantly increased when it resumes its profitability position.

VTEX Informatica S.A., our Argentine subsidiary, is exempt from an indirect tax due in the city of Buenos Aires that applies on gross revenues at approximately 4.0%. This exemption applies to technology companies in general which are located in a technological district and will be in force until 2035. Failure to comply with the relevant requirements or an early termination of this exemption will significantly adversely affect the results of operations of VTEX Informatica S.A.

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

In preparing our consolidated financial statements, we have identified a material weakness in our internal control over financial reporting and, if we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations and the listing standards of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting. We have incurred and expect to continue to incur substantial accounting and auditing expenses and to expend significant management time in complying with these requirements.

In addition, until we cease to be an “emerging growth company” as such term is defined in the JOBS Act, which may not be until after five full fiscal years following the date of our initial public offering, our independent registered public accounting firm is not required to attest to and report on, and did not attest to and report on, the effectiveness of our internal control over financial reporting. In addition, our current reporting obligations as a SEC-reporting company may place a significant strain on our management, operational and financial resources, and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements, fail to meet our reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information. This could, in turn, limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A common shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the New York Stock Exchange, or NYSE, regulatory investigations, and civil or criminal sanctions.

We identified a material weakness in our internal controls over financial reporting as of December 31, 2022. The material weakness identified relates to the failure to maintain controls over restricted access management procedures regarding granting, revoking, and reviewing access and segregation of duties. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. This material weakness did not result in a material misstatement of our consolidated financial statements. See “Item 15. Controls and Procedures — B. Management’s Annual Report on Internal Control Over Financial Reporting” for additional details.

The material weakness described above involves control deficiencies that could result in a misstatement of one or more account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected, and, accordingly, we determined that these control deficiencies constitute a material weakness.

Although we have adopted several measures that we expect will improve our internal control over financial reporting and address the underlying cause of this material weakness, we cannot assure that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. For details of the remediation plan to address this material weakness, see “Item 15. Controls and Procedures — B. Management’s Annual Report on Internal Control Over Financial Reporting.”

In addition, we cannot be certain that we have identified all material weaknesses in our internal control over financial reporting, or that in the future we will not have additional material weaknesses in our internal control over financial reporting Moreover, while we currently do not expect that the costs we will have to incur to remediate the above referred material weaknesses will adversely affect our business, we may incur in unforeseen expenses.

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

We offer our platform to a large number of customers, and we are responsible for vetting and monitoring these customers and determining whether the transactions we process for them are lawful and legitimate. When our products and services are used to process illegitimate transactions, and we settle those funds to customers and are unable to recover them, we suffer losses and liability. For instance, we face risk of fraud with respect to our SMB platform business, as our customers may use our platform to create online stores that sell goods to end-consumers without actually delivering them or may use our platform to test illegally obtained credit card data. If we are unable to prevent these illicit uses of our platform, our business, financial condition, operating result and reputation may be adversely affected. These types of illegitimate, as well as unlawful, transactions can also expose us to governmental and regulatory sanctions, including outside of Brazil (e.g., U.S. AML and economic sanctions violations). The highly automated nature of, and liquidity offered by, our payments services make us a target for illegal or improper uses, including fraudulent or illegal sales of goods or services, money laundering and terrorist financing. Identity thieves and those committing fraud using stolen or fabricated credit card or bank account numbers, or other deceptive or malicious practices, potentially can steal significant amounts of money from businesses like ours. In configuring our payments services, we face an inherent trade-off between security and customer convenience. Our risk management policies, procedures, techniques and processes may not be sufficient to identify all of the risks to which we are exposed, to enable us to mitigate the risks we have identified, or to identify additional risks to which we may become subject in the future. In addition, when we introduce new services, focus on new business types, or begin to operate in markets in which we have a limited history of fraud loss, we may be less able to forecast and reserve accurately for those losses. Furthermore, if our risk management policies and processes contain errors or are otherwise ineffective, we may suffer large financial losses, we may be subject to civil and criminal liability, and our business may be materially and adversely affected.

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

In addition, recent economic and political instability in Brazil in general has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets, which also may adversely affect us and our Class A common shares. See “—The ongoing economic uncertainty and political instability in Brazil and the other countries in which we operate, may harm us and the price of our Class A common shares” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results— Latin American Macroeconomic Environment.”

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

Since September 2019, the current Argentine government has tightened restrictions on capital flows and imposed exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. Furthermore, the Central Bank of Argentina implemented regulations requiring its prior approval for certain foreign exchange transactions otherwise authorized to be carried out under the applicable regulations, such as dividend payments or repayment of principal of inter-company loans as well as the import of goods. As a consequence of the re-imposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain capital market operations usually effected to obtain U.S. dollars has broadened significantly, reaching a value of approximately 89% above the official exchange rate as of March 1, 2023. The implementation of the above-mentioned measures could impact our ability to transfer funds outside of Argentina and may prevent or delay payments that our Argentine subsidiary is required to make outside Argentina. As a result, if we are prohibited from transferring funds out of Argentina, or if we become subject to similar restrictions in other countries in which we operate, our results of operations and financial condition could be materially adversely affected. In addition, the continuing devaluation of the Argentine peso since the end of 2015 has led to higher inflation levels, has significantly reduced competitiveness, real wages and consumption and has had a negative impact on businesses whose success is dependent on domestic market demand and supplies payable in foreign currency. Further currency devaluations in any of the countries in which we operate could have a material adverse effect on our results of operations and financial condition.

In addition, the Brazilian, Mexican and Argentinian currencies (as well as the currency of other countries in which we operate) have been historically volatile and have devalued frequently over the past three decades.

Throughout this period, for example, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. In 2017, the real depreciated by 1.5%, with the exchange rate reaching R$3.308 per US$1.00 on December 31, 2017. In 2018, the real depreciated an additional 17.1%, to R$3.875 per US$1.00 on December 31, 2018. The real/U.S. dollar exchange rate reported by the Central Bank was R$4.031 per US$1.00 on December 31, 2019, which reflected a 4.0% depreciation of the real against the U.S. dollar for the year. Recently, due to the COVID-19 and the economic and political instability, the real depreciated 47.2% against the U.S. dollar since December 31, 2019, and reached R$5.937 per US$1.00 as of May 14, 2020, its lowest level since the introduction of the currency in 1994. The exchange rate reported by the Central Bank was R$5.581 per US$1.00 on December 31, 2021, R$5.218 per US$1.00 on December 31, 2022 and R$5,207 per US$1.00 on March 1, 2023. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

The value of the Mexican peso has also been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2020, 2021 and 2022, the Mexican peso depreciated 5.5%, 2.7% and appreciated 4.7% respectively, against the U.S. dollar in nominal terms. There can be no assurance that the Mexican peso will not again depreciate against the U.S. dollar or other currencies in the future.

The value of the Colombian peso has also been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2020, 2021 and 2022 the Colombian peso depreciated 4.6%, 18.3% and 19.1% respectively, against the U.S. dollar in nominal terms. There can be no assurance that the Colombian peso will not again depreciate against the U.S. dollar or other currencies in the future.

The value of the Argentine peso has been subject to significant devaluation against the U.S. Dollar in the past. In 2020, 2021 and 2022 the Argentine peso depreciated 40.5%, 22.0%, and 72.5% respectively, against the U.S. dollar in nominal terms. There can be no assurance that the Argentine peso will not again depreciate against the U.S. dollar or other currencies in the future.

See “—We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.”

The ongoing economic uncertainty and political instability in Brazil and the other countries in which we operate, may harm us and the price of our Class A common shares.

The Brazilian political environment influenced and continues to influence the economic performance of the country. The political crises affected and continue to affect the trust of investors and the general public, causing economic slowdowns and an increase in volatility of securities issued by Brazilian companies.

Political instability has been exacerbated by the Brazilian polarized presidential election held in October 2022. After having his criminal convictions related to Operação Lava Jato overturned and his political rights restored by the Brazilian Supreme Court, former Brazilian president Luiz Inácio Lula da Silva ran for office in the presidential election and narrowly defeated President Bolsonaro. Luiz Inácio Lula da Silva took office on January 1, 2023. In the aftermath of the November 2022 presidential election, there have been countrywide roadblocks and protests by supporters of former president Jair Bolsonaro disputing the election results, culminating, on January 8, 2023, in riots in the country’s federal capital, Brasilia, where protesters stormed government buildings, including the Congress, the Supreme Court and the Presidential Palace. It is unclear whether this heightened state of political and social tension will dissipate or intensify in following months and what resulting impacts may occur to adversely affect our business operations or the safety of our employees, our customers, and the communities in which we operate.

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

Uncertainty and instability resulting from the conflict between Russia and Ukraine could adversely affect our business, financial condition and operations.

In late February 2022, Russian military forces launched significant military action against Ukraine, and continued sustained conflict and disruption in the region is likely. It is not possible to predict the broader or longer-term consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. In response to Russia’s invasion of Ukraine, the United States, the European Union, the United Kingdom and several other countries have imposed or are imposing far-reaching sanctions and export control restrictions on Russian entities and individuals. These and any additional sanctions, as well as any counter responses by the governments of Russia or other jurisdictions, and prolonged unrest, intensified military activities and/or the implementation of more extensive sanctions could adversely affect the global financial markets generally and levels of economic activity as well as increase financial markets volatility.

Although we do not have any employees, staff, consultants, operations, materials or equipment located in Ukraine, Russia or Belarus, some of our customers, suppliers and partners may have employees, staff, consultants, operations, materials or equipment located in Ukraine, Russia or Belarus which could adversely affect our business or the services being provided to us.

Cybersecurity organizations in many countries have published warnings of increased cybersecurity threats to businesses, and external events, like the conflict between Russia and Ukraine, may increase the likelihood of cybersecurity attacks. We or our customers, suppliers and partners may be subject to retaliatory cyberattacks perpetrated by Russia or others at its direction in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. In addition, we are taking additional extensive measures of monitoring any potential abnormal behavior coming from Russia, Ukraine or Belarus that may directly or indirectly affect us. Any failure or security breach of information systems or data could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation or a loss of confidence in our security measures, which could also adversely affect our business.

These and other global and regional conditions may adversely affect our business, financial condition and results of operations.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 5.8%, 10.1% and 4.6% for the years ended December 31, 2022, 2021 and 2020, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to the official Brazilian interest rate. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years, there has been significant volatility in the official Brazilian base interest rate, which ranged from 14.25%, on December 31, 2015 to 2.00% on December 31, 2020, increasing to 9.25% on December 31, 2021 and 13.75% on December 31, 2022. As of the date of this annual report, the official Brazilian base interest rate is 13.75%. This rate is set by the Monetary Policy Committee of the Central Bank of Brazil (Comitê de Política Monetária), or COPOM. Any change in interest rate, in particular any volatile swings, can adversely affect our growth, indebtedness and financial condition.

In recent years, Argentina’s foreign debt rating has been downgraded on multiple occasions based on concerns regarding economic conditions and rising fears of increased inflationary pressures and their ability to serve their debt obligations. The IMF and the Argentine authorities have reached an understanding on key policies as part of their ongoing discussions of an IMF-supported program in order to renegotiate the principal maturities of the US$44.1 billion under a stand-by arrangement. On March 25, 2022, the IMF approved the execution of the financing agreement (the “IMF Agreement”) with Argentina for a total amount of US$44.0 billion, which includes a disbursement of US$9.6 billion. We cannot assure that the conditions of the IMF Agreement will not affect Argentina’s ability to implement reforms and public policies and boost economic growth, nor the impact that the IMF Agreement may have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets). Moreover, the long-term impact of these measures and any future measures taken by the government on the Argentine economy remains uncertain. It is possible that reforms could be disruptive to the economy and adversely affect the Argentine economy and our business, results of operations and financial condition. We are also unable to predict the measures that the Argentine government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

The increasing level of inflation in Argentina has generated pressure for further depreciation of the Argentine peso, which depreciated against the U.S. dollar by 40.5%, 22.0% and 72.5% in 2020, 2021 and 2022, respectively. If the current Argentine government is unable to address Argentina’s structural inflationary imbalances, the prevailing high rates of inflation may continue, which would have an adverse effect on Argentina’s economy.

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

As of December 31, 2022, the sovereign credit ratings for Argentina were CCC+, Ca and CCC, as set by Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, respectively.

As of December 31, 2022, the sovereign credit ratings for Brazil were BB-, Ba2 and BB-, as set by Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, respectively.

As of December 31, 2022, the sovereign credit ratings for Colombia were BB+, Baa2 and BB+, as set by Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, respectively.

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

Our performance currently depends on the overall health and growth of the economies in which we operate in Latin America. On an aggregate, GDP growth of Latin American countries has fluctuated over the past few years, with a contraction of 0.9% CAGR between 2016 and 2020, according to Fitch. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force (particularly developers), and the lack of private and public investments in these areas, which limit productivity and efficiency. Additionally, despite the business continuity and crisis management policies currently in place, travel restrictions or potential impacts on personnel due to COVID-19 pandemic may disrupt our business and the markets in which we operate. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the economy of Brazil and the other countries in which we operate and the trading price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil and Latin America is influenced by political, economic and market conditions in the region and, to varying degrees, market conditions in other emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil and Latin America may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital, in addition to significant uncertainty results from the current COVID-19 pandemic in some important countries such as China. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Latin America and resulted in considerable outflows of funds from Latin American countries, decreasing the amount of foreign investments in the region.

Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil and Latin America, such as our Class A common shares. For example, in 2019, political and social unrest in Latin American countries, including Ecuador, Chile, Bolivia and Colombia, sparked political demonstrations and, in some instances, violence. In October 2019, presidential elections were held in Bolivia, Uruguay and Argentina. Controversial outcomes in Bolivia and Uruguay led to violent protests and claims of fraudulent elections in Bolivia and a runoff election in Uruguay. Similarly, Chile experienced political unrest and social strife, including a wave of protests and riots, beginning on October 18, 2019, sparked by an increase in the subway fare of the Santiago Metro and widened to reflect anger over living costs and inequality. In June 2016, the United Kingdom held a referendum in which the majority voted for the United Kingdom to leave the European Union (so called “Brexit”), and the British government will continue to negotiate the terms of its withdrawal. The exit officially occurred on January 31, 2020. Brexit has created significant economic uncertainty in the UK and in Europe, the Middle East and Asia. In addition, the terms of Brexit could potentially disrupt the markets we serve and the tax jurisdictions in which we operate and adversely change tax benefits or liabilities in these or other jurisdictions, and may cause us to lose investors, investment opportunities and employees. In addition, Brexit may lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate. These developments, as well as potential crises and other forms of political instability or any other as of yet unforeseen development, may harm our business and the trading price of our Class A common shares. Additionally, on November 7, 2020, Joseph Biden won the presidential election in the United States and assumed office as the 46th President of the United States on January 20, 2021. The U.S. president has considerable influence, which may materially and adversely affect global economy and political stability. We cannot ensure that the Biden administration will adopt policies designed to promote macroeconomic stability, fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including our Class A common shares. Growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares. See “—Our business is susceptible to risks associated with international sales and the use of our platform in various countries.”

Further increases in interest rates in other countries, especially the United States, may reduce global liquidity and investors’ interest in securities issued by companies with significant operations in Latin America, adversely affecting the price of our Class A common shares. Interest rates have increased rapidly in the United States in the year ended December 31, 2022. For instance, in March 2022, the U.S. Federal Reserve raised its benchmark federal funds rate by 0.25% to a range between 0.25% and 0.50%, the first increase since December 2018. Since then, U.S. Federal Reserve raised the benchmark federal funds to a range between 4.25% and 4.50%. This, in turn, may redirect the flow of capital from emerging markets into the United States because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies. Thus, companies in emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt. This may negatively affect our potential for economic growth and our ability to refinance our existing debt and could materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares. Technology companies have been sensitive to the effects as investors may look to higher yield short-term investment options rather than wait for technology companies to generate long-term growth and expected future cash flows.

Furthermore, global markets are currently operating in a period of economic uncertainty, volatility and disruption following Russia’s full-scale invasion of Ukraine on February 24, 2022. The ongoing war between Russia and Ukraine has provoked strong reactions from the United States, the UK, the EU and various other countries around the world, including from the members of the North Atlantic Treaty Organization (NATO). Following Russia’s invasion of Ukraine beginning on February 24, 2022, the United States, the UK, the EU and other countries announced broad economic sanctions against Russia, including financial measures such as freezing Russia’s central bank assets and limiting its ability to access its U.S. dollar reserves. While the precise effect of the ongoing war and these sanctions on the Russian and global economies remains uncertain, they have already resulted in significant volatility in financial markets, depreciation of the Russian ruble and the Ukrainian hryvnia against the U.S. dollar and other major currencies, as well as an increase in energy and commodity prices globally. Should the conflict continue to increase, markets may face continued volatility as well as economic and security consequences including, but not limited to, supply shortages of different kinds, further increases in prices of commodities, including piped natural gas, oil and agricultural goods, among others. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine and any other geopolitical tensions could have an adverse effect on the economy and business activity globally and lead to (i) credit and capital market disruptions, (ii) increase in interest rates and inflation in the markets in which we operate, (iii) lower or negative global growth, among others

We are continuing to monitor the situation in Russia, Ukraine and globally and assess its potential impact on our business. Any of the abovementioned factors could adversely affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described elsewhere in this annual report.

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

Our controlling shareholders, in the aggregate, directly or indirectly hold 65.7% of our outstanding Class B common shares, which represent approximately 61.2% of the voting power of our issued capital and 39.1% of our total equity ownership, and control all matters requiring shareholder approval. Our controlling shareholders also have the right to nominate a majority of our board of directors and consent rights over certain corporate transactions. This concentration of ownership limits investors’ ability to influence corporate matters.

Our controlling shareholders directly or indirectly hold 65.7% of our Class B common shares, resulting in their ownership of 39.1% of our outstanding shares and 61.2% of the combined voting power of our Class A and Class B common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” These shareholders may control a majority of our voting power and have the ability to control matters affecting, or submitted to a vote of, our shareholders. As a result, these shareholders may be able to elect the members of our board of directors and set our management policies and exercise overall control over us. In addition, the rights granted pursuant to our Articles of Association mean that our controlling shareholders may be able to appoint a majority of our board despite owning a non-proportionate number of shares until they own less than 25.0% of the total voting power. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital.” for more information.

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

As of December 31, 2022 we had 81,143,035 outstanding Class A common shares and 107,849,494 Class B common shares.

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

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to, take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB (unless the SEC determines otherwise), and our auditors will not need to attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1.00 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to investors will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end).

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

We have been advised by our Cayman Islands legal counsel, Campbells LLP, that the courts of the Cayman Islands are unlikely (1) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (2) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, to the extent that the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

The Cayman Islands Economic Substance Acts may affect our operations.

In 2021 the Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (As Revised), or the Cayman Economic Substance Act. We are required to comply with the Cayman Economic Substance Act. As we are a Cayman Islands company, compliance obligations include filing annual notifications for us, which need to state whether we are carrying out any relevant activities and, if so, whether we have satisfied economic substance tests to the extent required under the Cayman Economic Substance Act. As it is a relatively new regime, it is anticipated that the Cayman Economic Substance Act will evolve and be subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the Cayman Economic Substance Act. Failure to satisfy these requirements may subject us to penalties under the Cayman Economic Substance Act.

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

B.	Business Overview

VTEX is the enterprise digital commerce platform where global brands and retailers run their world of commerce. Our platform is designed to be the operating system for the commerce ecosystem, enabling enterprise brands and retailers to orchestrate their complex network of consumers, business partners, suppliers, and fulfillment providers in one place. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. We help global companies build, manage and deliver native and advanced B2B, B2C, and Marketplace commerce experiences with competitive time-to-market and without complexity so they can stay relevant for the modern, convenience driven consumer.

Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. VTEX has been a leader in accelerating the digital commerce transformation in Latin America and is expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 84% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by more than 2,600 customers with over 3,400 active online stores across 38 countries to connect with their consumers in a meaningful way.

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

Our Collaborative Commerce approach benefits from a powerful ecosystem with significant network effects. Our ecosystem includes more than 3,000 integrated solutions, 1,000 systems integrators, 300 marketplaces, 150 payments solutions, and 90 logistics companies. Our partners’ solutions are embedded within our platform, allowing our customers to seamlessly execute their commerce vision and strategy. The more customers adopt our platform and partners join our network, the more efficiently we can help facilitate the future of commerce.

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

We serve a diversified mix of global enterprise brands and retailers executing on innovative opportunities. We enable manufacturers and CPG companies to execute their direct-to-consumer strategy on a global scale. We help fashion, grocery and other retailers to expand their reach through omnichannel, marketplace and drop-ship models. Our platform offers a variety of capabilities, including web, mobile, conversational commerce, live shopping and in-store sales, distributed order management, channel management, seller management, content and catalog management and fulfillment channel integrations. We help our customers rapidly execute their bespoke commerce strategies, and provide unprecedented time to revenue. We were named a leader in the IDC MarketScape: Worldwide B2C Digital Commerce Platforms 2020 Vendor Assessment, and a “Strong Performer” in the Gartner Peer Insights ‘Voice of the Customer’: Digital Commerce, January 2022 report. We were also recognized as Visionary in the Gartner® Magic Quadrant™ for Digital Commerce, August 2022 report. Additionally, we were named a “Contender” in The Forrester Wave™: B2C Commerce Solutions and VTEX was awarded medals in each one of the 12 categories evaluated in the “Paradigm B2B Combine 2022 Digital Commerce Solutions for B2B, Midmarket edition.”

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

We guide our customers to success. Enterprises choose us as a strategic partner to accelerate their digital commerce transformation and deliver on revenue-generating initiatives. We deliver our platform through a subscription revenue model that includes both fixed and GMV-based variable components. This revenue model strategically aligns us with our customers: we grow by enabling them to grow. In the years ended December 31, 2022 and 2021, our customers generated US$12.7 billion and US$9.7 billion of GMV within our platform. Our GMV grew 31.3% and 29.1% in 2022 and 2021 respectively on top of a growth of 95.0% in 2020 in U.S. dollars, which represents a growth of 26.8%, 31.1% and 134.9% respectively on an FX neutral basis.

We have achieved a number of significant milestones marking our expansion throughout our history:

We have a deep history of delivering world-class commerce solutions throughout Brazil and the broader Latin America region. We are expanding our presence internationally and today we serve large blue-chip enterprises. The majority of customers we serve are business-to-consumer, or B2C, enterprises powered through our core VTEX platform and represented 85.7% and 84.8% of our revenues for the years ended December 31, 2022 and December 31, 2021, respectively. We help our customers operate over 3,400 active online stores, defined as unique domains generating GMV, across 38 countries globally. The number of active online stores we service increased by 6.0% from December 31, 2021 to December 31, 2022. As of December 31, 2022, 28.0% of the active online stores on our platform generated annual recurring revenue, or ARR (calculated as subscription revenue in the most recent quarter multiplied by four) of US$25 thousand or more, representing 85.0% of our ARR and with an average ARR per active online store of US$138.2 thousand, demonstrating our enterprise focus.

In addition, we also serve small-to-medium sized businesses, or SMBs, on a separate on-demand platform that represented 6.4% of our revenues in the year ended December 31, 2022. Our extensible and scalable platform also serves a smaller segment of business-to-business enterprises, or B2B. The remaining 8.0% of revenue in the year ended December 31, 2022 represented 5.8% service revenue and 2.2% other revenues, comprising VTEX platform adjacencies, including payment, logistics and tracking solutions.

Our largest customer represented less than 3.0% of our revenue and our 10 largest customers represented less than 14.0% of our revenue in the year ended December 31, 2022.

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

We offer access to our platform on a subscription basis, which accounted for 94.2% and 94.2% of our revenue for the year ended December 31, 2022 and December 31, 2021, respectively. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. While historically the proportion of revenues from fixed fees and transaction-based fees has remained relatively stable, the revenue from transaction-based fees increased as a percentage of total revenue in 2020 as a result of the significant increase in GMV during the period. We serve customers with multiple tiers of subscription plans and transaction-based fees based on the size of the customer and their expected GMV. Our tiered pricing model allows customers that are generating higher GMV to move up and pay higher fixed fees and lower transaction-based fees, even though transaction-based fees continue to be the most significant portion of our subscription revenue.

In the year ended December 31, 2022, our revenue increased to US$157.6 million from US$125.8 million in the year ended December 31, 2021 representing an increase of 25.3% and 27.5% in U.S. dollars, and 22.3% and 29.8% on an FX neutral basis, respectively. In the same respective periods, we generated net losses of US$52.4 million and US$60.5 million, net cash used by operating activities of US$29.2 million and US$53.0 million, and negative Free Cash Flow of US$29.6 million and US$54.8 million, respectively.

Initial Public Offering

On July 21, 2021, VTEX completed its IPO, offering 21,850,000 of its Class A common shares, of which 16,726,702 new shares were offered by us in a primary offering and other 5,123,298 shares were offered by the selling shareholders.

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

The Class A common shares offered and sold in our initial public offering were registered under the Securities Act pursuant to the Company’s Registration Statement on Form F-1 (Registration No. 333-257400), which was declared effective by the Securities and Exchange Commission, or SEC, on July 21, 2021. Our Class A common shares began trading on the NYSE on July 21, 2021, under the symbol “VTEX.”

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

•

Highly embedded, deep relationships with enterprises. We have a large, blue-chip customer base across a broad range of end markets, with over 2,600 customers across 38 countries. 85.0% of our ARR is derived from enterprise customers with active online stores, each generating more than US$25 thousand in ARR and with an average ARR per active online store of US$138.2 thousand as of December 31, 2022. Additionally, 84.2% of our enterprise revenues came from customers who have been on the VTEX platform for over one year, for the year ended December 31, 2022.

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

Our Growth Strategies

We have strong market leadership in Latin America, and expect to continue scaling with enterprise customers in high-growth markets across the broader Latin America region and across the world. Building on our distinctive heritage, we expect to continue our growth on multiple dimensions. Our growth strategy is driven by our mission to accelerate commerce transformation. Key elements of our strategy include:

•

Grow our customer base. We believe that we have a significant opportunity to increase the size of our current customer base. We intend to continue to strategically invest in sales and marketing programs that enhance our customer reach as well as increase the awareness of our brand. We believe it is important to establish strong relationships with new customers.

•

Grow GMV within the existing customer base. Our goals are closely aligned with the goals of our customers. Our subscription revenue model includes both fixed and GMV-based variable components such that the more revenue our customers generate using our platform, the more revenue we generate. We grow with our existing customers in two primary ways: (1) we help our customers grow their GMV from existing online stores; and (2) we enable our customers to expand across regions or across brands by opening additional online stores.

•

Continuous innovation and expansion. We have invested and intend to continue to invest in our platform, including broadening our capabilities to meet the future needs of enterprises and their brands. Our ability to incorporate innovations that improve our platform is critical to ensure that the enterprises we support have the necessary capabilities to adapt to the influx of disruptive technologies impacting commerce. We help our customers incorporate cutting edge technologies and capabilities that emerge from our partners and the broader commerce ecosystem and therefore, meet the evolving needs of consumers.

•

Geographic expansion: We support the growth of our customers around the world by delivering a world-class platform and by expanding our regional capabilities including sales and marketing, development and operations. Given our strong brand awareness and market position, we have historically focused geographic expansion to other regions within Latin America and believe that most of our growth will continue to come from Latin America. Over time, we believe our platform can compete successfully around the world, and, as such, we plan to continue investing in our operations across the United States and Europe.

•

Continue to grow and develop our ecosystem. We have a thriving third-party ecosystem, including providers for shipping, marketplaces, point-of-sale, omnichannel, marketing automation, search, merchandising, SIs, agencies, payments, anti-fraud and lending. We have built a strong network ecosystem with over 3,000 integrated solutions, 1,000 SIs, 300 marketplaces, 150 payments solutions and 90 logistics companies. We believe that growing our ecosystem will help to further expand our customer base by providing greater revenue opportunities from collaboration, which will in turn drive additional growth of our ecosystem.

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

Rapidly changing consumer preferences driving need for retailers to innovate

How consumers discover, learn about and ultimately purchase products is evolving due to digital transformation and advances in technology. A consumer may discover a product on social media, read reviews and blogs using a tablet, visit a nearby brick-and-mortar store to see the product in person, compare prices using a mobile phone and end up purchasing the product from yet a different merchant or through an online marketplace. The internet has enabled consumers to interact with merchants around the globe to find and purchase products that fit their specific needs and tastes. According to Insider Intelligence, in 2022, 19.7% of all retail spend was made through a digital channel.

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

Convenience-driven economy requires deep changes to complex, legacy supply chain networks

Consumers seek frictionless online experiences and the convenience and speed provided by on-demand delivery. Growing expectations for shorter on-demand delivery times require significant planning, coordination and execution to ensure supply chain networks are aligned to meet distribution and fulfillment. The demand for same-day delivery is increasing, according to Statista’s report “Global same-day delivery market size forecast 2021-2027.” The market is expected to reach US$12.3 billion by 2023 and double that by 2027. Same-day delivery is becoming increasingly popular among online shoppers and is known to improve customer satisfaction, efficiency, and trust, while also reducing shipping and vehicle expenses. The intense competition in retail, both online and in-store, is causing businesses to meet the needs of consumers by offering on-demand delivery to their homes or workplaces.

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

Legacy software solutions are inadequate to serve the needs of 21st century brands and retailers

Legacy approaches to ecommerce software, consisting of open sourced licensed, owned, and/or managed technology behind their ecommerce sites, are still prevalent in enterprises. We believe that while the market for digital commerce software solutions may be large and growing, the legacy solutions for enterprises do not effectively address the needs of digitizing brands, manufacturers and retailers in a fast-paced, evolving and competitive environment. Legacy solutions are largely characterized as:

•

On-premise. Legacy on-premise solutions lack the flexibility and adaptability of SaaS solutions. These solutions are challenging, time intensive and expensive to update. Businesses of all sizes often lack the time and resources required to upgrade, patch, and modernize their legacy software to address consumer and technology trends.

•

Lengthy deployment cycle. Traditional enterprise solutions typically have long and costly deployment cycles. In addition, legacy solutions tend to become overly complex and are not nimble enough to adapt to evolving market trends, new software requirements and emerging technologies.

•

Static. Enterprises test strategies and evolve rapidly as they transform digitally and discover new ways to engage and convert customers. Even the most basic ecommerce sites require a wide range of integrated third-party applications, including payments, anti-fraud, and shipping. More sophisticated enterprises will often incorporate dozens of integrated third-party applications. Legacy solutions lack the flexibility to adapt to these requirements.

•

Disparate point solutions. Brands and retailers need integrated, seamless solutions that leverage data across multiple sources to optimize operational efficiencies. Legacy vendors typically provide point solutions that often fail to provide multi-channel sales capabilities. As enterprises scale and require greater functionality, they are forced to stitch together multiple products, creating a complex patchwork of disparate technologies, which can often be cumbersome, time-consuming and result in disjointed consumer experiences.

•

Security vulnerabilities: Security threats have become more sophisticated and continue to evolve such that enterprises continually face new and emerging security threats. Legacy solutions were not designed to handle these evolving threats. The approaches used by hackers are ever more clever and intelligent. Legacy software solutions are more vulnerable as their security protocols were not designed to handle the security threats of today. As a result, upgrading the protections in legacy software is challenging.

Our Market Opportunity

Market opportunity in Latin America

Latin America is one of the largest and most diverse regions in the world. It is also among the largest growing economies in the world, with an estimated GDP growth rate of 18.6% to US$6.5 trillion by 2026, according to Fitch, driven by technological advances and an emerging middle class. Comprised of over 20 countries with a total population of over 616 million, the region encompasses multiple languages, currencies and regulatory regimes. The size and complexity of the region present us with a significant opportunity as the geographic incumbent leader and a competitive advantage relative to solution providers that are less familiar with the intricacies of the region.

Latin America ecommerce is growing rapidly, yet still represents a small fraction of the total retail market. According to Insider Intelligence, ecommerce in Latin America grew to US$167.0 billion in 2022, a growth rate of 18.8% over 2021, making it the fastest-growing region among all major world regions. At the same time, it represents only approximately 12.4% of all total retail sales in Latin America, a lag of 4 years compared to current global ecommerce penetration of 19.7%, presenting an enormous opportunity and runway for growth as more sales shift online. This shift in online sales reflects expected growth in digital audiences from an expanding middle class and ongoing innovations in ecommerce payments systems and logistics in the region. Insider Intelligence estimates the Latin America ecommerce market will grow to US$257.3 billion by 2026.

2022 ecommerce growth year-over-year per region

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

Projected global ecommerce growth

Source: Insider Intelligence

Global GMV was estimated to be approximately US$5.7 trillion in 2022, and is expected to grow to approximately US$8.1 trillion by 2026, according to Insider Intelligence. In the years ended December 31, 2022 and 2021, our platform processed US$12.7 billion, and US$9.7 billion. As we continue to expand our platform offerings as well as our global reach, we expect to capture more of this GMV. We believe that our market will expand as consumers continue to shift purchases to online channels and brands and retailers adapt to evolving consumer preferences.

Our Solution

VTEX provides a SaaS digital commerce platform for enterprise brands and retailers. Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. Our platform fully integrates commerce, marketplace and OMS solutions that enable our customers to manage product catalogs, optimize inventory, process orders and payments, and build even stronger brands that connect with their customers. We provide our customers with an innovative platform that:

•

Drives comprehensive digital transformation. We provide a robust omnichannel commerce platform that can optimize existing in-store and distribution networks, integrate and manage multiple sales channels and seamlessly connect multiple fulfillment points. Through our platform, we help our customers build out and test new business models and strategies and incorporate physical and online points of sale in personalized ways. We deliver our solution through a Composable Commerce architecture that comprises a low-code development platform with a customizable and flexible back-end, decoupled storefront and pre-built integrations. Our fully extensible, API-first business capabilities enable customers to rapidly deploy commerce solutions and provide flexibility to build and customize the entire commerce experience at scale.

•

Collaborates with suppliers and partners. We provide a commerce platform that embraces digital collaboration to fuel growth, power innovation and build relationships online. Our solutions enable our customers to digitally collaborate with suppliers and partners, to expand product assortment, test new products, explore new markets and attract new customers by coordinating with third-party suppliers and drop-ship partners for inventory and fulfillment.

•

Strengthens the relationship between brands and their consumers. Our platform enables brands to offer compelling and consistent digital experiences across multiple channels and deliver their full brand experience directly to consumers. Our platform also offers the opportunity for manufacturers to build their own direct to consumer commerce capabilities to leverage the trust inspired by their products and reduce reliance on retailers for sales.

•

Provides a centralized technology hub. We provide a single point of control platform that integrates data across operations and through our distributed OMS solution, we provide a 360-degree view of inventory and orders. Our platform enables our customers to manage their ecommerce operations with a seamless, easy-to-use interface to provide a holistic view of our customers’ business operations across CMS, pricing and promotions management and distributed OMS. Data generated by a direct digital commerce channel can be leveraged to increase sales, add new customers and maintain tighter control of a customer’s brand portfolio.

•

Provides security, scalability, and reliability. Our pricing model, cloud infrastructure and built-in developer tooling helps ensure the VTEX platform is prepared to support our customers’ growth. The power of the VTEX platform comes from an auto-scaling, elastic cloud infrastructure that helps brands and retailers respond to market changes and customer demands in real-time. The platform is designed to be highly isolated and secure. We use firewalls, denial of service mitigation appliances, encryption, intrusion detection systems, two-factor authentication and other technology in an effort to keep our platform and customers’ data secure.

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

•

Web: VTEX customers can leverage our website store framework to quickly and efficiently launch and evolve web stores tailor-made for their business. We continually evolve our store framework to ensure that it delivers a superior web experience and performance for consumers. We offer more than 100 extensible, pre-built commerce capabilities and apps to compose an enterprise-level, industry-leading web store.

•

Mobile: Our customers can leverage store framework mobile-first components to create progressive web apps with the same look and feel as their web store. Customers can also build more sophisticated native apps by using our APIs and commerce micro-services together with their preferred mobile native or hybrid development framework.

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

•

Telesales: VTEX OMS has a GUI that allows telesales reps to easily incorporate past consumer behavior to pre-build orders on behalf of the consumer they are serving. With our social selling extensions, telesales reps can send payment links to customers on their preferred channel to complete their order in an environment with minimal friction.

•

Marketplace: We build technology that powers enterprise customers to launch their own marketplaces as well as to sell on third-party marketplace sites with ease. We offer a single platform for commerce that can launch an ecommerce marketplace by easily onboarding new sellers and automatically synchronizing products and inventory across both suppliers and brand partners.

•

Live Shopping: This feature effectively combines live streaming with direct purchasing. It amplifies the shopping experience as it allows our customers to connect with their end users while they make the product discovery; something that also helps their decision making. It creates a more engaging and closer selling process as they can interact whilst making the purchases, increasing conversion rates.

•

Conversational Commerce: We connect our customers with their end users through real-time conversation in messaging apps, be it through chatbots, artificial intelligence, or real people, to sell their products and services. This brings the value of personalized recommendations via human interaction and the convenience of online shopping together, improving satisfaction and putting the end-to-end customer journey into focus. Conversational commerce goes beyond just using messaging apps for selling products: it is a combined assortment of other services such as inquiries, order updates, payment information and more. We are powering our customers with a quick method to help their end users to find exactly what they need without wasting time navigating through a website looking for specific information.

•

Social Commerce: We enable sales associates in the physical store of our clients to share products with customers via QR codes, using the social selling feature in-store. This allows physical store customers to use their own mobile phones to scan the QR code generated in-store, so they can access a link to a shopping cart with products so they can complete the purchase, even if they don’t have the right size or color in the brick-and-mortar store at that time

•

Headless possibilities: From product catalog and CMS to checkout, VTEX offers a complete, well-documented, easy-to-use catalog of APIs with hundreds of endpoints to integrate any IoT and innovative new sales channels.

(2)

Robust solution ecosystem: Powered by native solutions and best-of-breed, plug-and-play ecosystem solutions, the VTEX platform (1) provides enterprise customers with CMS, distributed OMS, and CRM and (2) allows integration with various digital marketplaces and payments solutions, connecting to PCI acquirers and anti-fraud providers.

•	Content management

•

Product catalog: Customers can upload thousands of SKUs and maintain data quality seamlessly. They can create and manage categories, brands, collections and extend product attributes with custom fields.

•

Pricing: Customers have flexibility in setting price rules based on distribution and marketing strategies. Multiple price tables can be created and used to achieve discriminating pricing in multiple business contexts.

•

Promotion: The VTEX platform offers a comprehensive module to manage multiple promotion use-cases for retail and CPG companies, such as “buy together bundles,” “more for less,” “progressive discounts” and “buy one get one free.” The module also allows our customers to create audiences, coupons, and gift cards.

•

Site editor: With VTEX’s site editor, business users can customize their storefront with a simple GUI and with no coding needs. Changes made can be immediately reflected in the store and every block of the storefront can have its own properties changed to create the shopping journey our customers want for their consumers.

•	Distributed order management

•

Orchestrating sellers: Customers can invite, onboard and manage new sellers with our third-party sellers and marketplaces modules. Product catalogs can be shared with sellers and sellers can send and link their offers to the customer.

•

Managing inventory: Customers can manage and have an integrated view of inventory across fulfillment points, including distribution centers, traditional brick-and-mortar stores and dark stores. Customers can also allocate specific inventory to sell on a specific external marketplace.

•

Shipping strategies: The VTEX platform offers flexibility to develop tailor-made shipping strategies. Our platform allows our customers to set up multiple docks and warehouses where inventory is allocated as needed. In addition, we create and link shipping policies with selected carriers to serve these fulfillment nodes. This shipping strategy flexibility is extremely important to enterprise customers.

•	Customer relationship management

•

Customer management: Our solution registers consumer information and allows our customers to include new attributes they believe are relevant for their relationship with consumers. Our customers can also track customer orders and their purchase history and manage relationships and conversations with customers in a simple GUI.

•	Behavioral emails: The VTEX platform offers behavioral emails according to important shopping triggers, including order placement and cart abandonment.

•	Ecosystem of apps

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

•

First party fulfillment: The VTEX platform allows retailers to natively configure shipping policies and carriers to perform fulfillment and integrate with multiple warehouses and loading docks where inventory can be allocated. This modularity allows for highly personalized logistics and fulfillment setups and possibilities critical to enterprise retailers.

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

Customer experience/support

We provide 24/7 support options to our enterprise customers. We offer three types of support plans: standard support is included on all subscriptions; express routing for mid-tiered enterprise customers, and priority support for the highest-tiered enterprise customers. Our support team achieved a strong average customer satisfaction score of 98.0% for the year ended December 31, 2022.

We also offer our customers three types of technical support: basic problem solving and solutions involving platform functionality; advanced solutions involving platform functionality, third-party applications or API integrations; and product support engineering for complex API or third-party integrations, developer inquiries and bug identification and triage.

Professional services

VTEX offers paid professional services that complement the capabilities of our customers and their implementation partners. Our services help speed customers’ time-to-market and improve the success and growth of their businesses. Optional services include project management, solutions architecting, and implementation consulting. We usually offer these services to our largest and most complex new enterprise customers. Regular enterprise customers generally rely on our ecosystem of partners across system integrators, agencies and implementation companies to implement our platform. Our professional service fees, charged mostly to help selected customers on the implementation of our platform, accounted for 5.8%, 5.8% and 5.4% of our total revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

Our Customers

Our cloud-based platform accelerates the digital transformation of global enterprises powering over 3,400 other active online stores in 38 countries. We have a large, blue-chip customer base with over 2,600 customers. For the year ended December 31, 2022, approximately 85.0% of our ARR was derived from active online stores on our platform that generated ARR of US$25.0 thousand or more and with an average ARR per active online store of US$138.2 thousand. Our platform is extensible across a wide range of end markets, including Home Appliances, Apparel & Accessories, Beauty & Health, Electronics, Grocery, Department Stores, Toys & Hobbies, and Home, Furniture & Decoration.

2022 revenue by vertical

Our Ecosystem of Technology Partners and Applications Driving Positive Network Effects

We have built a strong network ecosystem with over 3,000 integrated solutions, 1,000 SIs, 300 marketplaces, 150 payments solutions and 90 logistics companies. While our core platform is homogenous, we have developed it with low-code, serverless capabilities and fully extensible API-first capabilities, allowing enterprise customers to push code into our core platform and customize to their needs as well as allowing ecosystem partners to develop applications that run directly on our platform. This ecosystem includes app developers, theme designers, SIs, agencies, payment providers, marketplaces and other partners who are deeply embedded within our platform. We have business partners located in more than 15 countries that design and customize storefronts, develop apps and enable third-party integration for customers on the VTEX platform. Our partners span the following key areas:

•	Payment;

•	Shipping;

•	Fraud & lending;

•	Marketplace;

•	POS & omnichannel;

•	Search & Merchandising; and

•	Marketing automation.

Sales and Marketing

The VTEX sales team partners with companies globally to plan and implement transformative digital projects with VTEX’s solutions and products. Our sales team is structured across three key areas: business development representatives who discover and build target pipelines, account executives who engage with potential customers, and solution engineers who provide technical expertise and advice. As of December 31, 2022, we had a team of 377 sales and marketing professionals, being 47.5% in Brazil, 31.3% in Latin America, excluding Brazil, and 21.2% outside of Latin America.

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

The design of the VTEX ecommerce platform

Based on our Composable Commerce approach, we offer a mix of computing and usability paradigms for customers to build on top of VTEX:

•

VTEX Core Capabilities RESTful APIs: All our core commerce capabilities are exposed through well-documented APIs. Our catalog of APIs offers hundreds of interfaces for enterprise customers to customize based on their specific business needs and complex enterprise architectures.

•

VTEX Admin: Our VTEX Admin offers GUI so business users can easily manage all digital commerce core functions. VTEX admin offers modules for operators such as OMS GUI for call center operators or catalog operators to manage their product catalogs; for creators, such as our site-editors for marketing creators, building distinctive customer journeys; and for business and management to track business metrics and growth.

•

VTEX IO: VTEX IO offers a low-code serverless environment for our customers’ technology teams to extend our core components and build new components in an integrated environment with best-in-class scalability and security. All VTEX storefronts and VTEX Admin can be customized and extended through VTEX IO.

•

VTEX Data Services: VTEX data services offer an environment to extend and evolve our platform data modeling in a scalable and secure environment. Our data entities, such as customers and orders, can be extended and have new attributes added, and new entities can be created. These new entities can also be accessed by APIs and allow conceptual extensibility to serve edge cases and new industries, particularly where new and distinct data entities are needed.

Our infrastructure is supported by a research and development team consisting of architects, software engineers and designers. As of December 31, 2022 we had 438 employees in our research and development organization. Over the last year we have spent US$57.2 million in R&D to scale this organization. We intend to continue to invest in our research and development capabilities to extend our platform.

International Presence

We currently power over 3,400 active online stores in 38 countries. Our platform enables businesses to create online stores in the consumer-facing language and currency of their choice. For the administrative control panel used by our customers to create and manage their stores, we currently allow our customers to select among a range of languages, including English, Portuguese, Spanish, Italian, Romanian and Japanese. We plan to add additional languages as we continue to expand internationally.

VTEX was founded in Rio de Janeiro. In Brazil, we have operations in Rio de Janeiro, Curitiba, João Pessoa, São Paulo, Porto Alegre, Recife and Teresópolis. As of December 31, 2022, approximately 71.2% of our employees are located in Brazil, primarily in our R&D department. In Latin America, excluding Brazil, we have operations in Bogotá, Buenos Aires, Lima, Medellín, Santiago and Mexico City, where approximately 16.2% of our employees are located. Outside of Latin America, we have operations in Barcelona, Bucharest, Lisbon, London, Milan, Paris, Singapore, and New York, where approximately 12.5% of our employees are located. Outside of Brazil, most of our employees are part of our sales & marketing and customer experience departments.

For the years ended December 31, 2022 2021 and 2020, purchases originated from customers located in: (1) Brazil represented 54.6%, 52.8% and 57.2% of our total revenue, respectively; (2) Latin America (excluding Brazil) represented 35.4%, 38.2% and 37.0% of our total revenue, respectively; and (3) the rest of world represented 10.0%, 9.0% and 5.8% of our total revenue, respectively. Given our brand awareness and market position, we have historically focused geographic expansion to other regions within Latin America and believe that most of our growth will continue to come from Latin America. We believe our platform can compete successfully around the world over time. As such, we plan to continue investing in our operations across the United States and Europe, although only limited growth may result from this region in the short to medium term.

Culture and Values

A powerful network of conversations that move action forward

VTEX is built on a foundation of mutual trust. We discovered very soon that great people thrive in an environment where alignment enables autonomy. We trust these individuals to act in the best interests of the Company because we provide them with the conditions for their accelerated self-development as independent decision makers. We are able to make consistent decentralized decisions thanks to our extraordinary commitment to a shared bold future.

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

Diversity is key to this continued success: we choose to be able to add value in a diverse ecosystem and adapt to other cultures rather than imposing our views. With the help from the different perspectives we get from our peers, partners and customers, we are continuously invited to see beyond our biases. Collaborating with people that challenge the status quo—instead of fitting into it—is paramount for our continued success. We are rebels at heart.

Our Competition

Our primary competitors are SAP Hybris, Oracle Commerce, Magento (an Adobe company), Salesforce Commerce Cloud (formerly known as Demandware) and Shopify Plus. Our industry is highly competitive, yet enterprises are forced to choose between two paths to execute their commerce strategies:

•

Easy to use yet rigid software: software designed for smaller and medium businesses are typically restricted to limited use cases. The need for customization is absorbed by integration marketplaces with a wide range of partners, yet with varying standards of quality. Users face a difficult choice: remain simple or combine capabilities from multiple vendors with the risk of disrupted experiences and lack of scalability. We believe we compete favorably based on the following competitive factors:

•	Ability to manage all experiences in one place through a single control panel connecting all sales and fulfillment channels;

•	Ability to explore new strategies such as marketplace and omnichannel through a set of comprehensive functionalities;

•	Ability to scale through pre-built integrations and an auto-scalable cloud infrastructure.

•

Heavy customization which leads to slower evolution: on-premise and open-source platforms require a higher initial investment and time-consuming customization and integration periods, which leads to higher developer dependency and increasing total cost of ownership. Once implemented, re-platforming is complex, yet unavoidable as consumers’ demands increase over time. We believe we compete favorably based on the following factors:

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

As of December 31, 2022, we have been issued trademark registrations in Brazil covering trademarks including “VTEX”, “VTEX Day”, “TETRIX”, “Bora Vender”, “#BoraVender”, “Go Commerce”, “Bora Varejo”, “Bora Doar”, “Smartcheckout”, “True Cloud Commerce”, “Ciashop”, “Integrando-se”, “Loja Integrada”, “Xtech Commerce”, “Commerce Society”, “Time to Revenue”, “Indeva” and “Hiring Coders”. We have also been issued trademark registrations in the United States of America covering trademarks including “VTEX”, “Smart QR”, “Work Area” and “Workarea”. We have also been issued trademark registrations in Mexico, Argentina, Colombia, Chile, India, Peru, United Kingdom and Europe covering certain of our trademarks and have additional trademarks applications pending in several of these jurisdictions.

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

Brazil

In September 2020, Brazilian Federal Law No. 13,709/2018, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais), or LGPD, came into effect to regulate the processing of personal data in Brazil. The LGPD establishes general principles, obligations and detailed rules to be observed by individuals or public or private companies in operations involving processing of personal data in Brazil, including the collection, use, processing and storage of personal data, which affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is processed, whether in a digital or physical environment. The LGPD provides for, among others, the rights of holders of personal data, the legal bases applicable to the processing of personal data, the requisites to obtain consent, the obligations and requisites related to security incidents and leakages and transfers of data, either Brazilian or international, as well as the creation of the National Authority for Data Protection (Autoridade Nacional de Proteção de Dados), or ANPD, responsible for the inspection, promotion, disclosure, regulation, establishment of guidelines and application of the law.

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

In addition, we are subject to U.S. and foreign laws and regulations that restrict our activities in certain countries and with certain persons. These include the economic sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control and the export control laws administered by the U.S. Commerce Department’s Bureau of Industry:

C. Organizational Structure

The following is a chart of our current corporate structure as of the date of this annual report:

(1)	For more details on the subsidiaries, please refer to note 1 to our consolidated financial statements.
(2)

Based on a statement on Schedule 13G jointly filed on February 14, 2023, by Itacare Corporation and others, the date of the last available Schedule 13G filed by such persons with the SEC. Includes common shares held of record by Itacare Corporation, Imbetiba Fund Inc., Mira Limited, Abrolhos One Limited, Signo Inv. Tech Co Ltd., Arbalete Fund Inc., Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria. Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria specifically disclaims beneficial ownership of shares that are not directly owned by them, respectively.

(3)

Consists of common shares held by Data Center Holding II LLC, IT Brazil Group II LLC, RCP II Brazil Holdings LLC and RCP II (Parallel B) Brazil Holdings LLC, based on a statement on Schedule 13D jointly filed on January 6, 2023.

D.	Property, Plant and Equipment

Our Properties

We are headquartered in the United Kingdom. Our largest office is based in Rio de Janeiro, Brazil. We lease all of our facilities and do not own any real property. The following table outlines significant properties (with over 100 square meters) that we currently lease for office space:

Location	Square meters (m2)	Lease Expiration Date
João Pessoa, Brazil	235	03/31/2023
Rio de Janeiro, Brazil	3,168	05/31/2026
São Paulo, Brazil	1,183	09/30/2027
New York, USA	720	02/01/2025

We believe that our facilities are adequate for our current needs and anticipate that suitable additional space will be readily available to accommodate any foreseeable expansion of our operations. We also believe we will be able to obtain additional facilities on commercially reasonable terms.

Item 4.A.	UNRESOLVED STAFF COMMENTS

None.

Item 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the three years ended December 31, 2022, 2021 and 2020, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.”

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

	Q1 2021	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022

	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	2,036.1	2,439.3	2,284.8	2,905.6	2,714.6	3,111.9	2,957.5	3,903.7
GMV Growth FX Neutral (%)	142.3%	25.4%	4.2%	16.1%	27.9%	21.0%	28.7%	29.2%

Key Factors Affecting our Performance

We believe our future performance will depend on many factors, including the following:

Continued growth of ecommerce globally

The ecommerce market has experienced rapid growth over the past several years. Widespread access to the internet, the introduction of digital payment methods, and the increased use of smartphones have made online shopping more convenient worldwide, catalyzing the growth of the global ecommerce market. The impact of the COVID-19 pandemic further accelerated the adoption of ecommerce, which drove broader business growth while brick-and-mortar stores were closed, and consumers increased their ecommerce spending due to extended stay-at-home orders and restrictions on movements. According to Insider Intelligence, the global ecommerce market grew to more than US$5.7 trillion in 2022 and is estimated to grow to more than US$8.1 trillion by 2026. In Latin America specifically, the ecommerce market grew to US$167.0 billion in 2022 and, according to Insider Intelligence, is estimated to grow to almost US$257.3 billion by 2026. The Latin American market was the fastest-growing regional retail ecommerce market in 2022, and there remains a significant runway for penetration. Insider Intelligence estimates Latin America ecommerce penetration was 12.4% in 2022, lagging US penetration of 14.9% and 4 years behind global ecommerce penetration of 19.7% within the same period. The region is forecasted to reach 17.7% penetration in 2026, reflecting a 43.3% increase in penetration in ecommerce in a region with over twice the population size of the United States. The size of the market, coupled with the relatively low level of penetration, presents a significant opportunity for continued growth.

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

Our ability to help our customers increase their ecommerce revenue within their online stores is also demonstrated by our customers’ SSS, calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online stores in the prior period. In 2022, our SSS were up 17.2% on a FX Neutral basis, on top of 2021 SSS growth of 11.8% on a FX Neutral basis. We believe that given the acceleration of ecommerce caused by the COVID-19 pandemic in 2021 and the natural reopening of physical stores in 2021, our SSS results during this period should also be analyzed on a three-year compound average growth rate, which would result in 35.5%. In 2019 our SSS surpassed 25% on a FX Neutral basis historical rate.

We also measure the retention and growth of our revenue from existing customers and their online stores through our customer’s NRR, which we calculate on a monthly basis by dividing the subscription revenue from our platform during the current period by the subscription revenue in the same period of the previous year for the same base of online stores that were active in the same period of the previous year. Our NRR includes the effect on subscription revenue of any online stores including renewals, expansion, contraction, and churn. Our calculation of NRR excludes any revenue from our SMB platform customers. Our NRR was 105.3%, 105.1% and 171.9% on a FX Neutral basis for the years ended December 31, 2022, 2021 and 2020, respectively.

Due to the effects of COVID-19, both our SSS and NRR for the year ended December 31, 2020 were positively impacted as total or partial lock-downs were imposed globally, forcing our customers to shift mostly all their volumes online. The aforementioned, negatively impacted 2021 SSS and NRR metrics, especially as we witnessed the gradual reopening of brick-and-mortar stores enabling omni-channel strategies, which resulted in our customers partly migrating back some of their volumes into their brick-and-mortar channels, especially those customers who have relevant brick-and-mortar presence. By the second half of 2021 some additional headwinds as inventory shortages and supply chain challenges impacted some verticals such as electronics and home appliances, which already started to normalize by the end of the year. During 2022 we witnessed a gradual improvement of our SSS and NRR metrics leading to a normalization in line with our historical rates. In 2023, we expect our SSS and NRR to be in-line with the performance we witnessed during the second half of 2022.

Given our subscription-based model, we generate most of our revenues in any given year from existing customers. For the years ended December 31, 2022, 2021 and 2020, we generated 84.2%, 81.8% and 85.6% of the revenue derived from the VTEX platform from customers who have been on our platform for over one year, respectively. For the year ended December 31, 2022, 53.7% of the revenue derived from the VTEX platform was generated from customers who have been on our platform for over three years.

We believe the strength of our value proposition to enterprises is also evidenced by our customer cohorts, which show revenue retention and growth over the past four years through 2020. For purposes of the following chart, we define net revenue retention as the percentage of the revenue, on a FX neutral basis, generated by a yearly cohort of customers in 2022, relative to the revenue generated in 2017, the reference year, or yearly vintage of such yearly cohort of customers. We define a yearly cohort of customers as the group of customers that received the first invoice of our VTEX platform in the prior year.

Revenue by Cohort

Our business is also affected by our customers’ ability to launch additional online stores to serve additional brands, geographies, or use cases. As an example, our top 100 customers have more than doubled their number of online stores per customer from 2.2 in 2017 to 5.9 in 2022. These top 100 customers have almost tripled their geographic presence with us from 13 to 34 countries over the same time period. The average ARR per customer across our top 100 customers has more than tripled from 2017 to 2022. We believe that our ability to continue to drive faster go-lives and expand the online store presence, regionally and globally, of our customers will drive revenue growth. As of December 31, 2022, only 8.5% of our enterprise customers had two or more stores, highlighting a significant opportunity for further expansion.

Efficient acquisition of new customers

Increasing our customer base is important to our continued revenue growth. We believe we are positioned to grow significantly through a combination of our own sales and marketing initiatives, customer referrals, agency and technology partner referrals, and word-of-mouth referrals from existing customers.

We measure the efficiency of new customer acquisition by comparing the lifetime value, or LTV, of newly-acquired enterprise customers to the customer acquisition costs, or CAC, of the associated time period to get an “LTV/CAC ratio.” We calculate LTV as the gross profit from new sales during the four quarters of any given period divided by the subscription churn rate of the last 12 months. We calculate CAC as total sales and marketing expenses incurred during the four quarters preceding the quarter in which the calculation is made. This calculation assumes that the actual subscription churn rate for the period will remain consistent in future years. For instance, the LTV/CAC ratio for 2022 includes the LTV for the year ended December 31, 2021 and CAC for the four quarters ended September 30, 2022. On this basis, we estimate that our annual LTV/CAC ratio is over 6x in 2021 and 2022.

Evolution of our business partner ecosystem

A key part of our strategy is to build a thriving technology partner ecosystem. The ecosystem around our platform is connected to over 3,000 integrated solutions, 1,000 SIs, 300 marketplaces, 150 payments solutions and 90 logistics companies, which use or embed our solutions into their own offerings to enable our customers to conduct commerce more conveniently. These integrated business partners include providers for shipping, marketplaces, point-of-sale, omnichannel, marketing automation, search, merchandising, SIs, agencies, payments, anti-fraud and lending services. We focus on collaborating with business partners in our ecosystem, by establishing mutually beneficial relationships, rather than competing with them. For instance, by allowing our customers to seamlessly start accepting online payments through one of our payment solutions partners, we are collaborating with our ecosystem and quickly generating revenue to our payments solutions partners and us. Our customers benefit from the expertise and best-of-breed offerings of our business partners, the flexibility to choose the best offerings for their needs, and the tailored programs developed with our strategic business partners. Our ecosystem of integrated applications and technology solutions is among the largest of any ecommerce platform and helps drive the growth of our customer base, which in turn accelerates growth of the ecosystem. We believe VTEX continues to innovate in an industry where many companies are providing outdated services.

Our ability to retain and grow our customers’ online stores often depends on the continuous improvement of our platform and the expansion of the capabilities of our strategic technology partners, including SIs, agencies and payment solutions to provide revenue generating services to our customers. As a result of our strong ecosystem and product capabilities, nearly a third of the revenue potential of new contracts signed in the year ended December 31, 2022 was originated organically or through the ecosystem, including referrals, customers’ requests, or through partners and resellers.

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

In 2022, VTEX announced a new step towards its efficiency-driven expansion. We prioritized the most relevant opportunities created in 2021, such as B2B, in-store, live shopping, conversational commerce, among others. We believe our current organizational structure is able to deliver high-efficiency growth in an industry which we believe maintains attractive underlying long-term trends. We expect our total operating expenses to leverage gradually over time. We also intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to improve our platform and accelerate our market expansion. Our future success is dependent, in part, on our ability to successfully develop, market, and sell our platform to new and existing customers and to help our customers capture omnichannel commerce opportunities both regionally and globally.

Successful rollout of new geographies

We are investing in the expansion of our regional sales and marketing capabilities in order to grow our business within new regions in Latin America and the rest of the world. In some cases, we are expanding with existing customers to new geographies. For instance, a global electronics brand manufacturer uses the VTEX platform to power its ecommerce direct to consumer initiatives in 20 countries. We started our operations in Brazil in 2000, opened our first office outside of Brazil in 2013 and expanded outside of Latin America to the United States in 2017. We have operations in seven cities in Brazil, six cities in Latin America and eight cities in the rest of the world with 961, 219, and 169 employees, respectively, as of December 31, 2022.

For the years ended December 31, 2022 and 2021, purchases originated from customers in Brazil represented 54.6% and 52.8% of our total revenue, respectively, compared to 57.2%% for the year ended December 31, 2020, and 70.8% for the year ended December 31, 2019, highlighting our growing diversification outside of Brazil, in Latin America and the rest of the world. For the years ended December 31, 2022 and 2021, our revenues in Brazil increased year-over-year 29.5% and 17.7% in U.S. dollars and 23.7% and 24.4% on an FX neutral basis, respectively. For the years ended December 31, 2022 and 2021, revenues in Latin America, excluding Brazil, increased 16.1% and 31.7% and 14.4% and 27.6% on an FX neutral basis, respectively. Revenues from the rest of the world increased 40.0% and 97.5% and 47.0% and 97.6% on an FX neutral basis in the same periods, respectively. Revenues from Latin America, excluding Brazil, and the rest of the world represented 35.4% and 10.0%, of our total revenues for the year ended December 31, 2022, from 38.2% and 9.0% for the year ended December 31, 2021.

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

As of December 31, 2022, Latin America had an estimated total GDP of US$5.4 trillion, according to Fitch, over 616 million inhabitants, with an average GDP per capita of US$8,840. Important industries have consolidated their presence in the region and acquired scale, the most notable being retail, manufacturing, financial services, transportation and communication, construction, agribusiness and mining.

Brazil is the largest economy in Latin America, as measured by GDP, and we have historically carried out the majority of our operations in Brazil. While we have been growing our revenues outside of Brazil, our revenues and profitability may be affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in the country. Our operations in Brazil, and the financial services industry in general, are particularly sensitive to changes in Brazilian economic conditions. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.581 per US$1.00 on December 31, 2021, which reflected a 7.4% depreciation of the real against the U.S. dollar during 2021 due primarily to increased government expenditures related to Covid-19 assistance programs and negative real interest rates caused by high inflation in 2021. The exchange rate reported by the Central Bank was R$5.218 per US$1.00 on December 31, 2022 and R$5,207 per US$1.00 on March 1, 2023. There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

As for the business cycle, the Latin American region experienced a substantial slowdown after the end of the commodity super-cycle and poorer economic policies in large economies, notably Brazil. The real rate of GDP growth across Latin America trended down from growth of 4.6% in 2011 to a 1.2% contraction in 2016, according to Fitch. Since 2016, a combination of new governments pursuing better policies, further stabilizing reforms and improving terms of trade, has produced a gradual turnaround. Gradual economic expansion has been taking place since 2017, even with the recent market declines and increased volatility caused by COVID-19.

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

Even though the online purchasing trend demonstrated to have staying power through 2021 and 2022, we started to see a mean reversion towards the pre-pandemic ecommerce levels of growth. Our customer’s online channels experienced a decrease in growth rates, which affected our business growth, financial condition, and operating results. As the COVID-19 pandemic is increasingly controlled, we expect that the decrease in such growth rates will continue. While we believe that the structural shifts that favor ecommerce will continue as the world recovers from COVID-19, we do not expect to experience the same growth in our business going forward. For example, in the year ended December 31, 2022, our revenue increased 25.3% in U.S. dollars compared to 2021 (22.3% on an FX neutral basis), while revenues increased 27.5% in U.S. dollars (29.8% on an FX neutral basis) in December 31, 2021 compared to 2020. We expect that our total revenue may be subject to increased fluctuations in the near-term as a result. See “Item 3. Key Information—D. Risk Factors—The COVID-19 pandemic could materially adversely affect our business, financial condition and results of operations.”

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

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue represented 5.8%, 5.8% and 5.4% of our revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

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

General and administrative expenses consist primarily of (1) personnel-related expenses (including stock-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization. We expect administrative expenses to increase as a result of becoming a publicly traded company and compliance requirements derived from the Sarbanes-Oxley Act. Public company costs include expenses associated with annual and quarterly reporting, investor relations, register and transfer agent fees, incremental insurance costs, accounting and legal services, and other investments to strengthen corporate governance and internal controls.

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

Financial result, net

Financial result, net consist of financial income and financial expenses. Financial income consists of interest earned on financial instruments, foreign exchange gains, gains from fair value of financial instruments and other financial income. Finance expense consists mostly of foreign exchange losses, financial losses from fair value of derivative and financial instruments, interest on lease liabilities and adjustment of hyperinflation in Argentina.

Income tax

Provision for income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income. Our effective tax rate is mostly impacted by permanent book-to-tax differences and the lack of recognition of a deferred tax asset at the level of certain legal entities.

Historical Consolidated Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2022 and 2021. The period-to-period comparison of financial results is not necessarily indicative of future results.

	For the year ended December 31,

	2022	2021	Variation

	(in millions of US$)%
Subscription revenue	148.5	118.5	25.3%
Services revenue	9.1	7.3	24.7%
Total revenue	157.6	125.8	25.3%
Subscription cost(1)	(41.4)	(38.4)	7.8%
Services cost(1)	(11.4)	(11.2)	1.8%
Total cost	(52.8)	(49.6)	6.5%
Gross Profit	104.8	76.2	37.5%
Operating Expenses
General and administrative(1)	(28.3)	(31.9)	(11.3)%
Sales and marketing(1)	(67.8)	(63.5)	6.8%
Research and development(1)	(57.2)	(45.2)	26.5%
Other losses	(1.4)	(1.5)	(6.7)%
Loss from operations	(49.9)	(65.9)	(24.3)%
Financial result, net	(7.6)	(4.6)	65.2%
Equity results	1.1	0.6	83.3%
Loss before income taxes	(56.4)	(70.0)	(19.4)%
Income tax	4.0	9.5	(57.9)%
Net loss for the year	(52.4)	(60.5)	(13.4)%

(1)	Includes stock-based compensation expense allocated as follows:

	For the year ended December 31,

	2022	2021

	(in millions of US$)
Subscription cost	(0.5)	(0.7)
Services cost	(0.2)	(0.4)
General and administrative	(4.4)	(7.1)
Sales and marketing	(2.9)	(5.5)
Research and development	(4.8)	(5.9)

Total stock-based compensation	(12.8)	(19.6)

Total revenue

The components of our total revenue during the years ended December 31, 2022 and 2021 were as follows:

	For the year ended December 31,

	2022	2021	Variation

	(in millions of US$)%
Subscription revenue	148.5	118.5	25.3%
Services revenue	9.1	7.3	24.7%

Total revenue	157.6	125.8	25.3%

Total revenue for the year ended December 31, 2022 was U$157.6 million, an increase of US$31.8 million, or 25.3% in US$ or 22.3% on an FX neutral basis, from US$125.8 million in 2021. The increase in total revenue was primarily driven by: (1) an increase in GMV of 31.3% in US$ or 26.8% on an FX neutral basis to US$12.7 billion in 2022, from US$9.7 billion in 2021, which also resulted in higher revenues from transaction-based fees as percentage of total subscription revenues; (2) an increase of 6.0% in the number of active online stores using our platform during the year which we believe is mainly attributable to the impacts of the increased penetration of ecommerce accelerating the digitalization plan of enterprises as a result of changing end-consumer purchase behavior (to favor online purchases); and (3) the expansion of our operations outside of Brazil.

Total cost

The components of our total cost during the years ended December 31, 2022 and 2021 were as follows:

	For the year ended December 31,

	2022	2021	Variation

	(in millions of US$)%
Subscription cost	(41.4)	(38.4)	7.8%
Services cost	(11.4)	(11.2)	1.8%

Total costs	(52.8)	(49.6)	6.5%

Total cost for the year ended December 31, 2022 increased by US$3.2 million, or 6.5%, to US$52.8 million in 2022 from US$49.6 million in 2021, principally due to an increase in IT and hosting expenses, which increased by US$1.9 million, or 6.8%, to US$29.2 million in 2022 from US$27.4 million in 2021 given the increased number of online stores and GMV processed on our platform and an increase in expenses related to compensation of our infrastructure team.

Gross profit

As a result of the above, our gross profit increased by US$28.6 million, or 37.5% to US$104.8 million in 2022 from US$76.2 million in 2021. As a percentage of our total revenue, our gross profit increased to 66.5% in 2022 from 60.6% in 2021, mainly due to operational hosting cost efficiencies.

Operating expenses

General and administrative

General and administrative expenses during the years ended December 31, 2022 and 2021 were as follows:

	For the year ended December 31,

	2022	2021	Variation

	(in millions of US$, except as otherwise provided)%
General and administrative	(28.3)	(31.9)	(11.3)%
Percentage of total revenue	18.0%	25.4%

Our general and administrative expenses decreased by US$3.5 million in 2022, or 11.3%, to US$28.3 million in 2022, from US$31.9 million in 2021, primarily due to the decrease in outsourcing expenses as a result of the non-recurrence in 2022 of expenses with IPO readiness services and the decrease in expenses related to share-based compensation.

Sales and marketing

Sales and marketing expenses during the years ended December 31, 2022 and 2021 were as follows:

	For the year ended December 31,

	2022	2021	Variation

	(in millions of US$, except as otherwise provided)%
Sales and marketing	(67.8)	(63.5)	6.8%
Percentage of total revenue	43.0%	50.5%

Our sales and marketing expenses increased by US$4.3 million, or 6.8%, to US$67.8 million in 2022 from US$63.5 million in 2021, primarily due to the investments we made in the first half of 2022, partially offset by the reduction of our Sales and Marketing headcount, made during the second half of 2022. Although our Sales and Marketing workforce decreased, we will continue to invest in new regions in the Latin America region, such as Mexico, as well as other geographies, including Europe and the United States.

Research and development

Research and development expenses during the years ended December 31, 2022 and 2021 were as follows:

	For the year ended December 31,

	2022	2021	Variation

	(in millions of US$, except as otherwise provided)%
Research and development	(57.2)	(45.2)	26.5%
Percentage of total revenue	36.3%	35.9%

Our research and development expenses increased by US$12.0 million, or 26.5%, to US$57.2 million in 2022 from US$45.2 million in 2021, primarily due to the investments we made in the first half of the 2022, partially offset by the reduction of our R&D headcount, made during the second half of 2022.

Financial result, net

The components of our financial result during the years ended December 31, 2022 and 2021 were as follows:

	For the year ended December 31,
	2022	2021	Variation

	(in millions of US$)%
Finance income	23.8	7.4	221.0%
Finance expense	(31.4)	(12.0)	160.8%

Finance result, net	(7.6)	(4.6)	64.3%

Our finance result decreased by US$3.0 million, or 64.3%, to an expense of US$7.6 million in 2022 from an expense of US$4.6 million in 2021, as a result of the following:

Financial income

Financial income increased by US$16.4 million, or 221.0%, to US$23.8 million in 2022 from US$7.4 million in 2021, mainly due to (1) an increase in marketable securities and short term investments gains to US$9.1 million in December 31, 2022 from US$1.6 million in December 31, 2021; (2) an increase in gains from fair value of financial instruments to US$4.8 million in December 31, 2022 from US$2.3 million in December 31, 2021 and; (3) an increase in foreign exchange gains to US$7.3 million in December 31, 2022 from US$3.0 million in December 31, 2021.

Financial expense

Our financial expense increased by US$19.3 million, or 160.8%, to US$31.4 million in 2022 from US$12.0 million in 2021, mainly due to (1) mark-to-market losses given rising interest rates affected our cash, marketable securities and short-term investments; (2) an increase in foreign exchange losses to US$8.5 million in December 31, 2022 from US$4.2 million in December 31, 2021, and; (3) an increase in the adjustment of hyperinflation to US$5.2 million in December 31, 2022 from US$2.3 million in December 31, 2021.

Income tax

Our income tax income decreased by US$5.4 million, to an income of US$4.0 million in 2022 from an income of US$9.5 million in 2021, primarily attributable to lower amount of deferred tax assets booked in respect to certain tax loss carried forward and temporary differences.

Net loss for the year

As a result of the above, our net loss amounted to US$52.4 million in 2022, compared to US$60.5 million in 2021.

Comparison of Results of Operations for the Years Ended December 31, 2021 and 2020

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2021 and 2020. The period-to-period comparison of financial results is not necessarily indicative of future results.

	For the year ended December 31,
	2021	2020	Variation

	(in millions of US$)%
Subscription revenue	118.5	93.4	26.9%
Services revenue	7.3	5.3	37.7%
Total revenue	125.8	98.7	27.5%
Subscription cost(1)	(38.4)	(27.8)	38.1%
Services cost(1)	(11.2)	(7.1)	57.7%
Total cost	(49.6)	(34.9)	42.1%
Gross Profit	76.2	63.8	19.4%
Operating Expenses
General and administrative(1)	(31.9)	(14.0)	127.9%
Sales and marketing(1)	(63.5)	(23.8)	166.8%
Research and development(1)	(45.2)	(19.0)	137.9%
Other losses	(1.5)	(0.5)	200.0%
Income (loss) from operations	(65.9)	6.5	n/a
Financial result, net	(4.6)	(3.1)	48.4%
Equity results	0.6	0.1	500.0%
Income (loss) before income taxes	(70.0)	3.5	n/a
Income tax	9.5	(4.3)	(320.9)%
Net loss for the year	(60.5)	(0.8)	n/a

(1)	Includes stock-based compensation expense allocated as follows:

	For the year ended December 31,
	2021	2020

	(in millions of US$)
Subscription cost	(0.7)	(0.1)
Services cost	(0.4)	(0.1)
General and administrative	(7.1)	(1.0)
Sales and marketing	(5.5)	(1.0)
Research and development	(5.9)	(1.1)

Total stock-based compensation	(19.6)	(3.3)

Total revenue

The components of our total revenue during the years ended December 31, 2021 and 2020 were as follows:

	For the year ended December 31,
	2021	2020	Variation

	(in millions of US$)%
Subscription revenue	118.5	93.4	26.9%
Services revenue	7.3	5.3	37.7%

Total revenue	125.8	98.7	27.5%

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

Total cost

The components of our total cost during the years ended December 31, 2021 and 2020 were as follows:

	For the year ended December 31,
	2021	2020	Variation

	(in millions of US$)%
Subscription cost	(38.4)	(27.8)	38.1%
Services cost	(11.2)	(7.1)	57.7%

Total costs	(49.6)	(34.9)	42.1%

Total cost for the year ended December 31, 2021 increased by US$14.7 million, or 42.1%, to US$49.6 million in 2021 from US$34.9 million in 2020, principally due to (1) an increase in IT and hosting expenses, which increased by US$8.0 million, or 41.5%, to US$27.4 million in 2021 from US$19.4 million in 2020 given the increased number of online stores and GMV processed on our platform; (2) an increase in personnel expenses, which increased by US$3.0 million, or 27.7%, to US$13.7 million in 2021 from US$10.7 million in 2020 to support our growth, which was partially offset by exchange rate effects resulting from the appreciation of the U.S. Dollar against the currencies of the principal countries in which we operate, mainly in Brazil.

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

Financial result, net

The components of our financial result during the years ended December 31, 2021 and 2020 were as follows:

	For the year ended December 31,
	2021	2020	Variation

	(in millions of US$)%
Finance income	7.4	3.9	89.7%
Finance expense	(12.0)	(7.0)	71.4%

Finance result, net	(4.6)	(3.1)	48.4%

Our finance result decreased by US$1.5 million, or 48.4%, to an expense of US$4.6 million in 2021 from an expense of US$3.1 million in 2020, as a result of the following:

Financial income

Financial income increased by US$3.5 million, or 89.7%, to US$7.4 million in 2021 from US$3.9 million in 2020, primarily due to an increase in gains from fair value of derivative financial instruments to US$2.3 million in December 31, 2021 from US$0.2 million in December 31, 2020, which was partially offset by losses from fair value of derivative financial instruments as detailed below.

Financial expense

Our financial expense increased by US$5.0 million, or 71.4%, to US$12.0 million in 2021 from US$7.0 million in 2020, primarily due to (1) an increase in adjustment of hyperinflation to US$2.3 million from US$0.8 million; and (2) an increase in losses from fair value of derivative financial instruments to US$2.5 million in December 31, 2021 from US$0.6 million in December 31, 2020, which was partially offset by gains from fair value of derivative financial instruments as detailed above.

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

Free Cash Flow

The following table presents a reconciliation of our Free Cash Flow to Net cash provided by operating activities for the following periods:

	For the year ended December 31,
	2022	2021	2020

	(in US$ millions)
Net cash provided by (used in) operating activities	(29.2)	(53.0)	11.2
Acquisition of intangibles related to acquisitions	—	(0.4)	—
Acquisitions of property and equipment	(0.3)	(1.4)	(1.6)

Free Cash Flow	(29.5)	(54.8)	9.6

FX Neutral measures

The following tables set forth selected income statement line items on an FX Neutral basis for the years ended December 31, 2022, 2021 and 2020:

	For the year ended December 31,
	As reported			On an FX Neutral basis(1)

	2022	2021	% variation	2022	2021	% variation

	(in US$ millions except as otherwise indicated)
Subscription revenue	148.5	118.5	25.3%	144.0	118.5	21.6%
Services revenue	9.1	7.3	24.7%	9.7	7.3	33.2%
Total revenue	157.6	125.8	25.3%	153.8	125.8	22.3%
Subscription cost	(41.4)	(38.4)	7.8%	(41.7)	(38.4)	8.8%
Services cost	(11.4)	(11.2)	1.8%	(11.9)	(11.2)	6.5%
Total cost	(52.8)	(49.6)	6.5%	(53.7)	(49.6)	8.2%
Gross profit	104.8	76.2	37.5%	100.1	76.2	31.4%
Operating expenses	(154.7)	(142.1)	8.9%	(154.5)	(142.1)	8.7%

Loss from operation	(49.9)	(65.9)	(24.3)%	(54.4)	(65.9)	(17.5)%

	For the year ended December 31,

	As reported			On an FX Neutral basis(1)

	2021	2020	% variation	2021	2020	% variation

	(in US$ millions except as otherwise indicated)
Subscription revenue	118.5	93.4	26.9%	120.7	93.4	29.2%
Services revenue	7.3	5.3	37.7%	7.4	5.3	39.4%

Total revenue	125.8	98.7	27.5%	128.1	98.7	29.8%
Subscription cost	(38.4)	(27.8)	38.1%	(38.4)	(27.8)	38.3%
Services cost	(11.2)	(7.1)	57.7%	(11.1)	(7.1)	56.9%

Total cost	(49.6)	(34.9)	42.1%	(49.5)	(34.9)	42.0%

Gross profit	76.2	63.8	19.4%	78.5	63.8	23.1%
Operating expenses	(142.1)	(57.3)	148.0%	(141.8)	(57.3)	147.4%

Income (loss) from operation	(65.9)	6.5	—	(63.2)	6.5	n/a

(1)

We calculate FX Neutral measures by using the average monthly exchange rates for each month during 2021 or 2020, as the case may be, and applying them to the corresponding months in 2022 or 2021, respectively, so as to calculate what our results would have been had exchange rates remained stable from one financial year to the next.

B.	Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our consolidated financial statements included elsewhere in this annual report.

Liquidity

Our cash and cash equivalents include cash on hand, immediate demand deposits with financial institutions and other short-term highly liquid investments, which have an immaterial risk of change in value. As of December 31, 2022 and December 31, 2021, our cash and cash equivalents amounted to US$24.4 million and US$121.0 million, respectively.

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

We intend to slightly increase our capital expenditures to support the growth in our business and operations. We believe that our existing cash and cash equivalents and the liquidity provided from other sources of funds will be sufficient to meet our anticipated cash needs for at least the next 12 months, considering organic growth, including the working capital necessary for our present requirements. However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek to raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in “Item 3. Key Information—D. Risk Factors.” We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all.

As of December 31, 2022, we did not have any off-balance sheet arrangements.

Consolidated Statements of Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	For the Year Ended December 31,

	2022	2021	2020

	(in millions of US$)
Net cash provided by (used in) operating activities	(29.2)	(53.0)	11.2
Net cash used in investing activities	(43.4)	(166.8)	(6.1)
Net cash provided by (used in) financing activities	(19.6)	283.7	25.0
Increase (decrease) in cash and cash equivalents	(92.2)	63.9	30.0

Net cash provided by (used in) operating activities

For the year ended December 31, 2022, net cash used in operating activities decreased by US$23.8 million to US$29.2 million of net cash used in operating activities in the year ended December 31, 2022 from US$53.0 million of net cash used by operating activities in the year ended December 31, 2021, primarily as a result of:

•	a decrease in net loss of the year to US$52.4 million for the year ended December 31, 2022, from a net loss of the year of US$60.5 million for the year ended December 31, 2021;

•

changes in operating assets which consisted mainly of an increase in trade receivables in the amount of US$3.6 million for the year ended December 31, 2022, compared to an increase of US$16.7 million for the year ended December 31, 2021, and a decrease in prepaid expenses in the amount of US$3.9 million for the year ended December 31, 2022, compared to an increase of US$2.7 million for the year ended December 31, 2021. This was partially offset by:

•

Changes in operating liabilities which consisted mainly of US$1.2 million increase in deferred revenue for the year ended December 31, 2022, compared to an increase of US$12.3 million for the year ended December 31, 2021, and a decrease in taxes payable in the amount of US$1.5 million for the year ended December 31, 2022, compared to an increase of US$3.1 million for the year ended December 31, 2021.

For the year ended December 31, 2021, net cash used in operating activities changed by US$64.2 million to US$53.0 million of net cash used in operating activities in the year ended December 31, 2021 from US$11.2 million of net cash provided by operating activities in the year ended December 31, 2020, primarily as a result of:

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

Net cash provided by (used in) investing activities

For the year ended December 31, 2022, net cash used in investing activities decreased by US$123.4 million to US$43.4 million in the year ended December 31, 2022, from US$166.8 million in the year ended December 31, 2021, primarily as a result of (1) a decrease in the purchase of short term investment to US$111.6 million for the year ended December 31, 2022, from US$177.8 million for the year ended December 31, 2021; and (2) an increase in the redemption of marketable securities and short-term investment to US$78.0 million for the year ended December 31, 2022, from US$17.9 million for the year ended December 31, 2021.

For the year ended December 31, 2021, net cash used in investing activities increased by US$160.7 million to US$166.8 million in the year ended December 31, 2021, from US$6.1 million in the year ended December 31, 2020, primarily as a result of (1) an increase in the amount of US$177.8 million in the purchase of short-term investments to US$177.8 million for the year ended December 31, 2021, from nil for the year ended December 31, 2020 (2) an increase in the amount of US$14.9 million in the redemption of marketable securities to US$16.9 million for the year ended December 31, 2021, from US$2.0 million for the year ended December 31, 2020, (3) a decrease in the amount of US$3.8 million in purchase of marketable securities to nil for the year ended December 31, 2021, from US$3.8 million for the year ended December 31, 2020, which was partially offset by an increase of US$2.1 million in the amounts invested in business combinations that resulted in an increase in the acquisition of subsidiaries net of cash acquired to US$5.7 million for the year ended December 31, 2021 from US$3.6 million for the year ended December 31, 2020.

Net cash provided by (used in) financing activities

Net cash used in financing activities amounted to US$19.6 million for the year ended December 31, 2022 from a net cash provided by financing activities of US$283.7 million for the year ended December 31, 2021. The change in net cash from financing activities is primarily attributable to (1) decrease in equity raises, which decreased to nil for the year ended December 31, 2022 from US$296.3 million for the year ended December 31, 2021 as a result of the consummation of our initial public offering; and (2) increase in cash used to buyback shares, to US$12.8 million for the year ended on December 31, 2022 from US$2.4 million for the year ended on December 31, 2021, as part of our repurchase of shares program, partially offset by a decrease in payment of loans and financing to US$2.7 million for the year ended December 31, 2022, from US$10.9 million for the year ended December 31, 2021.

Net cash provided by financing activities increased by US$258.7 million, to US$283.7 million for the year ended December 31, 2021 from US$25.0 million for the year ended December 31, 2020. This increase is primarily attributable to: (1) an increase in the amounts raised from capital increases to US$297.3 million (including US$296.3 million of proceeds from initial public offering) for the year ended December 31, 2021 from US$156.7 million for the year ended December 31, 2020; (2) a decrease in the buyback of shares to US$2.4 million for the year ended December 31, 2021, compared to the amount of US$129.0 million in the year ended December 31, 2020; which was partially offset by an increase in the payment of loans and financing to US$10.9 million for the year ended December 31, 2021 from US$3.0 million for the year ended December 31, 2020.

Capital Expenditures

Our capital expenditures, consisting of purchase of intangibles and property and equipment, for the years ended December 31, 2022, 2021 and 2020, amounted to US$0.3 million, US$1.8 million and US$1.6 million, respectively, representing 0.2%, 1.4% and 1.7% of our total revenue for the years ended December 31, 2022, 2021 and 2020, respectively.

For 2023, we expect to maintain the capital expenditures as a percentage of our total revenue in line with the ratios we delivered in 2022. We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including those described in “Item 3. Key Information—D. Risk Factors.”

Indebtedness

We had total indebtedness (consisting of loans and financings) in the amount of US$ 1.2 million, US$3.3 million and US$6.4 million as of December 31, 2022, 2021 and 2020, respectively. The decrease in indebtedness is primarily due to principal repayments to Itaú, BNDES and Totvs which occurred in 2020, 2021 and in 2022.

The table below sets forth selected information regarding our material outstanding indebtedness as of December 31, 2022:

As of December 31,

2022

(in millions of US$)
BNDES	0.2
Itaú	1.0
Total	1.2

Current	1.2

Non-current	—

BNDES Credit Facility

On March 13, 2017, we entered into a credit facility with BNDES, in the amount of R$15.6 million, to finance the development of new ecommerce technologies. The credit facility accrues interest at 8.5% per annum. Principal is repayable in 48 equal monthly installments, with an additional 25 months grace period. This credit facility is scheduled to mature on March 15, 2023 and is secured by a bank guarantee equivalent to 100% of the total borrowed amount.

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

Under the terms of the working capital loan agreement, we are required to comply with the following financial covenant:

Net debt/EBITDA ratio must be not less than:

•	2021: 1.2x; and

•	2022: 1x.

As of December 31, 2022 and 2021, we were in compliance with this covenant.

C.	Research and Development, Patents and Licenses, etc.

As of the date of this annual report, we had no issued patents and one patent application pending in the USA. We own approximately 122 trademark registrations worldwide. As of December 31, 2022, we owned approximately 52 registered domain names in Brazil and 102 outside of Brazil. We also have approximately 15 pending trademark applications in Brazil as of the date of this annual report, 92 pending trademarks applications outside of Brazil

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Seasonality and Quarterly Unaudited Results of Operations

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

The following table sets forth our unaudited quarterly consolidated statement of profit or loss data for each of the last eight quarters of the period ended December 31, 2022. The unaudited consolidated statement of profit or loss data below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this annual report on Form 20-F and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to fairly and accurately state this information. These historical unaudited quarterly results of operations are not necessarily indicative of the results of operations for a full year or any future period. In particular, our quarterly results of operations have been positively affected by a significant growth in ecommerce sales in the markets in which we operate due to the widespread closure of brick-and-mortar stores and behavioral changes associated with social distancing as a result of the COVID-19 pandemic. This increase in sales has bolstered our total revenue, driven predominantly by increases in our customer sales and revenue. We believe that the expansion of ecommerce may normalize once the COVID-19 pandemic is sufficiently controlled, which may adversely affect our financial performance and operating metrics in the future. See below “—Impacts of the COVID-19 Pandemic.”

	For the Three Months ended (unaudited)

	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022

	(in US$ millions)
Subscription revenue	24.7	29.7	29.6	34.5	32.6	36.6	36.5	42.7
Services revenue	1.3	1.2	2.2	2.6	2.1	2.1	2.2	2.8

Total revenue	25.9	30.9	31.9	37.1	34.7	38.7	38.8	45.5

Subscription cost	(8.7)	(9.5)	(9.7)	(10.5)	(10.0)	(10.2)	(9.8)	(11.5)
Services cost	(2.1)	(2.8)	(3.1)	(3.3)	(2.6)	(2.8)	(2.9)	(3.1)

Total cost	(10.8)	(12.2)	(12.8)	(13.8)	(12.6)	(13.0)	(12.6)	(14.6)

Gross profit	15.1	18.7	19.1	23.4	22.1	25.7	26.1	30.9

Operating expenses
General and administrative	(7.2)	(7.8)	(9.9)	(6.9)	(6.9)	(7.4)	(6.9)	(7.1)
Sales and marketing	(11.0)	(15.7)	(19.3)	(17.5)	(17.9)	(21.3)	(16.2)	(12.4)
Research and development	(8.4)	(10.7)	(14.2)	(11.9)	(13.9)	(15.4)	(13.8)	(14.1)
Other income (losses)	(0.4)	(0.9)	0.0	(0.2)	0.0	(0.5)	(0.5)	(0.4)
Loss from operation	(12.0)	(16.4)	(24.4)	(13.1)	(16.7)	(18.9)	(11.3)	(3.0)

Financial result, net	(1.4)	(1.4)	(0.6)	(1.4)	(4.7)	(5.4)	(0.2)	2.7
Equity results	0.1	0.1	0.2	0.2	0.2	0.3	0.3	0.3

Income (loss) before income tax	(13.3)	(17.6)	(24.8)	(14.3)	(21.2)	(24.1)	(11.2)	0.0

Income tax	0.8	2.1	2.8	3.7	2.1	2.6	(0.3)	(0.3)

Net loss for the period	(12.5)	(15.5)	(22.0)	(10.6)	(19.1)	(21.5)	(11.5)	(0.3)

The following table sets forth selected unaudited consolidated statements of profit or loss data for each of the periods indicated as a percentage of total revenue.

	For the Three Months ended (unaudited)
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Subscription cost	(33.6)%	(30.6)%	(30.6)%	(28.2)%	(28.8)%	(26.4)%	(25.3)%	(25.3)%
Services cost	(8.1)%	(8.9)%	(9.6)%	(8.9)%	(7.5)%	(7.2)%	(7.5)%	(6.8)%

Total cost	(41.8)%	(39.6)%	(40.1)%	(37.1)%	(36.3)%	(33.6)%	(32.5)%	(32.1)%

Gross profit	58.2%	60.4%	59.9%	62.9%	63.7%	66.4%	67.3%	67.9%
Operating expenses
General and administrative	(27.9)%	(25.3)%	(31.2)%	(18.6)%	(19.9)%	(19.1)%	(17.8)%	(15.6)%
Sales and marketing	(42.6)%	(50.9)%	(60.7)%	(47.0)%	(51.6)%	(55.0)%	(41.8)%	(27.3)%
Research and development	(32.5)%	(34.6)%	(44.5)%	(32.1)%	(40.1)%	(39.8)%	(35.6)%	(31.0)%
Other income (losses)	(1.7)%	(2.8)%	0.0%	(0.6)%	0.0%	(1.3)%	(1.3)%	(0.9)%
Loss from operation	(46.4)%	(53.1)%	(76.5)%	(35.4)%	(48.1)%	(48.8)%	(29.1)%	(6.6)%
Financial result	(5.2)%	(4.4)%	(1.8)%	(3.7)%	(13.5)%	(14.0)%	(0.5)%	5.9%

Equity results	0.4%	0.5%	0.5%	0.5%	0.6%	0.8%	0.8%	0.7%
Income (loss) before income tax	(51.3)%	(57.0)%	(77.7)%	(38.6)%	(61.1)%	(62.3)%	(28.9)%	0.0%

Income tax	3.2%	6.9%	8.8%	10.0%	6.1%	6.7%	(0.8)%	(0.7)%

Net loss of the period	(48.1)%	(50.1)%	(68.9)%	(28.6)%	(55.0)%	(55.6)%	(29.6)%	(0.7)%

Total revenue

Despite a worsening global macroeconomic conditions that generated volatility in our existing customers’ sales, impacted in our new stores’ average time to implement the VTEX Platform, and slowed our new customer’s GMV ramp-up, our net revenues maintained its growth trajectory during the year ended December 31, 2022, primarily as a result of an increase in our GMV.

Our sources of revenues are denominated 18.6% in U.S. dollars or Euros and 81.4% in local currencies for the year ended December 31, 2022. The weak macroeconomic environment in certain countries in which we operate, including as a result of COVID-19, coupled with the devaluations of certain local currencies in those countries against the U.S. dollar, caused a decline in year-over-year revenues in certain countries we operate, measured in U.S. dollars.

We continue to monitor the progress of the macroeconomic conditions and its effects in consumption and our customers’ operations, and will take additional measures to navigate any macroeconomic environment and comply with the rapidly changing regulations of the countries where we operate. However, we may not be able to predict the negative impacts a worsening in the macroeconomic environment will have on our business in the future.

Gross profit

Our gross profit trends are directly affected by our total revenue and our total cost. The main components of our subscription cost are hosting costs and customer support costs. The hosting related costs include third-party providers, software related platform operating costs, and compensation for our infrastructure team. Customer support costs are mostly driven by personnel cost related to the support we provide to our customers. The main components of our services cost are personnel costs and/or third-party costs to provide the professional services advisory for specific customer projects.

For the year ended December 31, 2022, 2021 our gross profit was US$104.8 million and US$76.2 million, respectively, representing a year-over-year increase of 37.6%. Our gross profit year-over-year growth was lower than our total revenue growth as a reflection of incremental investments in cybersecurity, privacy and compliance mostly related to our global expansion and becoming a public company, partially offset by our efforts to increase efficiencies in hosting costs.

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

The worsening of the macroeconomic environment could also have negative impacts on our results of operations if we fail to closely monitor operating expenses on demand patterns. Our operating expenses are not adjusted in order to appropriately represent our actual rate of business development.

For the year ended December 31, 2022, our operating expenses increased 9.1%. This increase is primarily due to the increase of sales and marketing expenses and R&D expenses caused by investments we did in the first half of 2022, partially offset by the organizational restructuring in the second half of 2022.

E.	Critical Accounting Estimates

See notes 2 and 4 to our consolidated financial statements for a description of our critical estimates and accounting judgments and significant accounting policies.

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

The table set forth below presents the name, age and title of the current members of our board of directors:

Name	Age	Position
Geraldo do Carmo Thomaz Júnior	46	Co-Chairman
Mariano Gomide de Faria	45	Co-Chairman
Francisco Alvarez-Demalde	44	Board Member
Alejandro Raul Scannapieco	53	Independent Board Member
Arshad Matin	59	Independent Board Member
Benoit Fouilland	58	Independent Board Member

The following is a summary of the professional experience of our current directors. Unless otherwise indicated, the current business addresses of all members of our board of directors is 125 Kingsway, WC2B 6NH London, United Kingdom.

Geraldo do Carmo Thomaz Júnior. Mr. Thomaz is our Founder and Co-Chief Executive Officer, a position he has held since our inception. Mr. Thomaz is also co-chairman of our board of directors, a position he has held since 2019. Graduated in Mechanical Engineering at Universidade Federal do Rio de Janeiro (UFRJ). Geraldo developed the VTEX platform under the SaaS model, providing systems, servers, security and infrastructure for enterprise-level companies. Since 2021, he has also served as a board member for Instituto Reditus, a non-profit organization in Brazil. He currently also leads the Research & Development. We believe that Mr. Thomaz is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Mariano Gomide de Faria. Mr. Gomide de Faria is our Founder and Co-Chief Executive Officer, a position he has held since our inception. Mr. Gomide de Faria is also co-Chairman of our board of directors, a position he has held since 2019. Graduated in Mechanical Engineering at UFRJ. Mariano currently leads VTEX’s Sales and Marketing teams, overseeing the UK and Asia markets. He is a teacher and lecturer for events like ecommerce Day, Internet Retailer, eShow, and UNCTAD ecommerce Week. We believe that Mr. Gomide de Faria is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

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

Alejandro Raul Scannapieco. Mr. Scannapieco is an independent member of our board of directors and co-chairman of our audit committee, positions he has held since May 2021. Currently, he is managing director of the Business Hacking Studio, the strategic consulting arm at Globant. Prior to that, he led the U.S. East Region for Globant and was the chief financial officer from 2008-2018, leading the IPO process at the NYSE in 2014. Prior to joining Globant in 2008, Alejandro served as chief financial officer at Microsoft South Cone (2002-2008) and Patagon.com South America (1999-2002), an internet startup that was sold to Santander Bank. He also served as Senior Finance Analyst at JP Morgan (1994-1999) and Senior Auditor at EY (1990-1994). Mr. Scannapieco currently serves as a board member for RetailApp Inc., a performance management platform for retailers, a position he has held since 2016. Mr. Scannapieco holds a postgraduate degree in capital markets, a degree in public accounting and a bachelor’s degree in business administration from the Pontificia Universidad Católica Argentina. He has also completed a postgraduate degree in finance from Torcuato Di Tella University.

Arshad Matin. Mr. Matin is an independent member of our board of directors, a position he has held since May 2021. Mr. Matin is the president and chief executive officer of Avetta, LLC, a private company providing cloud-based supply chain risk management solutions which he joined in October 2019. From November 2018 to September 2019, he was an entrepreneur-in-residence with Warburg Pincus LLC, a private equity firm. From 2013 to October 2018, he was the president, chief executive officer and a board member of Paradigm Ltd., a leading developer of software solutions to the global oil and gas industry, when it was acquired by Emerson Electric Co. From January 2012 to April 2013, Mr. Matin was executive vice president of IHS Inc., a publicly-traded company that is a leading global source of information and analytics. Mr. Matin joined IHS through the acquisition of Seismic Micro-Technology, Inc., or SMT, a global leader in the geology and geophysics software market. He joined SMT in July 2007 and was its president, chief executive officer and a board member. Before joining SMT, Mr. Matin was general manager of the enterprise security business unit at Symantec Corporation, which he joined in January 2006 upon the company’s acquisition of BindView Corporation, a global provider of agentless IT security compliance software. Mr. Matin also served as a partner of McKinsey & Company from 1995 to 2004 in their Houston offices. Mr. Matin also serves as chairman of the board of directors of NYSE-listed ASGN, a provider of information technology and professional services in the technology, digital, creative, engineering and life sciences fields across commercial and government sectors. Mr. Matin also served as a member of the board of directors of RS Energy Group, a Canadian company supporting companies in the oil and gas industry with its data analytics and forensic research, from December 2018 to January 2021. In addition, Mr. Matin serves as a board member or trustee on non-profit organizations including the Houston Endowment, Texas Children’s Hospital and Asia Society Texas Center. Mr. Matin brings extensive experience managing and advising public and private high-technology companies. Mr. Matin holds an MBA from the University of Pennsylvania – The Wharton School, a master’s degree in computer engineering from the University of Texas at Austin, and a bachelor’s degree in electrical engineering from Regional Engineering College in India.

Benoit Fouilland. Mr. Fouilland is an independent member of our board of directors and co-chairman of our audit committee, a position he has held since May 2021. Mr. Fouilland is currently chief financial officer of Firmenich, one of the world’s largest fragrance and taste companies. From March 2012 to July 2020, he served as chief financial officer of Criteo SA, a global advertising technology company (NASDAQ: CRTO). From September 2009 to March 2012, he served as senior vice president and chief financial officer for the Europe, Middle East and Africa (EMEA) region of SAP AG, a multinational software corporation. From April 2008 to September 2009, Mr. Fouilland was the chief financial officer of Business Objects S.A., an enterprise software company which was acquired by SAP AG in 2007. Mr. Fouilland holds an MBA from INSEAD, a Diplôme d’Études Supérieures Spécialisées degree in Financial Audit from Université Paris Dauphine and a Business degree from the ESLSCA Graduate School of Business in Paris.

Executive Officers

Our executive officers are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors.

The table set forth below presents the name, age and title of current executive officers:

Name	Age	Position
Geraldo do Carmo Júnior	46	Co-Chief Executive Officer
Mariano Gomide de Faria	45	Co-Chief Executive Officer
Ricardo Camatta Sodré	38	Chief Financial Officer
André Spolidoro Ferreira Gomes	46	Chief Strategy Officer
Fernanda Weiden	40	Chief Technology Officer
Santiago Naranjo Alvarez	40	Chief Revenue Officer
Rafael do Amaral Forte	42	Brazil Growth Officer

Geraldo do Carmo Thomaz Júnior. See “—Board of Directors.”

Mariano Gomide de Faria. See “—Board of Directors.”

Ricardo Camatta Sodré. Mr. Sodré is our Chief Financial Officer, a position he has held since November 2022. He previously served the company as Finance Executive Officer, a position he held since February 2021. Previously, Mr. Sodré was a private equity investor at Advent International, where he joined as a trainee in 2009 before leaving as a director in January 2021. During his years at Advent, Mr. Sodré actively participated in more than 10 private equity investments, including CETIP, CCC Information Services and StoneCo, and in recent years he was a board member at Prisma Medios de Pago S.A., a leading payments company in Latin America, and GTM Holdings, a leading chemical distributor with presence in 11 countries in Latin America, where he was also a member of the Audit, Finance and M&A committees. Mr. Sodré holds a degree in Mechanical-Aeronautical Engineering with honors from Instituto Tecnológico de Aeronáutica and an MBA from Harvard Business School.

André Spolidoro Ferreira Gomes. Mr. Spolidoro is our Chief Strategy Officer, a position he has held since November 2022, previously he served as our Chief Financial Officer, a position he held since January 2016. Mr. Spolidoro worked from 1998 to 2015 in asset management firms as Equity Portfolio Manager where he consolidated his solid knowledge in finance, financial market, equity analysis and business. Mr. Spolidoro holds a B.S. degree in Mechanical Engineering at UFRJ and a graduate degree in finance and capital markets at PUC RJ School of Business.

Fernanda Weiden. Mrs. Weiden is our Chief Technology Officer, a position she has held since January 2022. Prior to joining us as our Chief Technology Officer, Mrs. Weiden was one of our advisors from September 2020 to December 2021. Prior to that, she was vice-president of Engineering at Unico IDtech from 2020 to 2021. From 2012 to 2019 she worked at Facebook Inc., in a number of roles including as a production engineering director.

Santiago Naranjo Alvarez. Mr. Naranjo is our Chief Revenue Officer, a position he has held since May 2022. He previously served the company as LatAm Growth Officer from June 2020 to May 2022 and as Country Manager of Colombia from 2016 to 2020. Before joining VTEX, he served as Marketing Manager in Offcorss (CI Hermeco) for 10 years. Mr. Naranjo is a financial engineer and retail expert, passionate about Omnichannel and Cross Border ecommerce with more than 15 years of experience in ecommerce and retail, and 10 years of expertise leading the creation and expansion of successful brands, both physical and digital. Mr. Naranjo has also been a board member of the Colombian Chamber of Electronic Commerce (“CCCE”) since 2016 as a trusted advisor who shares knowledge that powers the ecommerce industry in Latin America. Santiago holds a B.S. degree in financial engineering with marketing at Universidad de Medellín.

Rafael do Amaral Forte. Mr. Forte is the Brazil Growth Officer, a position he has held since 2019. From 2001 to 2011 he was the co-founder and Director of WX7, where he co-led the company’s growth and subsequent acquisition by VTEX. From 2016 to 2019, Mr. Forte served as our Head of Sales in Brazil. Mr. Forte is the chairman of the board of directors of our joint-venture with Totvs, VT Comércio Digital S.A., a position he has held since 2019. Mr. Forte holds a law degree from the University of São Judas, a MBA in Ecommerce Strategic Management from Anhembi University and a MBA in Strategic and Economic Business Management from FGV University. Mr. Forte is also a guest lecturer at the MBA in Strategic Retail Management at Ibmec University.

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

For the years ended December 31, 2022, 2021 and 2020, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was US$8.2 million, US$8.3 million and US$3.4 million, respectively, which includes both salaries and bonuses paid in kind and compensation. For further information, see note 22 to our consolidated financial statements.

Equity Incentive Plans

Prior to November 2021, certain members of our management, outside directors, consultants and our employees received share-based compensation under a share option plan and a restricted share plan, or the Pre-IPO Plans. Although grants made pursuant to the Pre-IPO Plans prior to the adoption of the 2021 Share Plan (as defined below) remain valid, the outstanding pools of the Pre-IPO Plans have been canceled and no additional grants may be made. We have awarded 6,368,130 stock options and 1,441,305 restricted share units under the Pre-IPO Plans that are currently outstanding and not exercised or settled. For further information, see note 25 to our consolidated financial statements.

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

On November 7, 2022, our board of directors amended and restated the 2021 Share Plan and authorized an increase of the number of shares that are available to be issued under the 2021 Share Plan (any such number of shares available to be issued the “Plan Share Reserve”) to include an additional 2,600,000 Class A common shares to be reserved for issuance to offset an aggregate of approximately 2,600,000 stock options and restricted stock units that were previously granted under Pre-IPO Plans and have been forfeited. Also on November 7, 2022, our board of directors approved the modification of some stock option instruments, changing the original vesting period and exercise price, and the migration of some stock option instruments to RSUs. Such modifications were carried out to reflect the recent fall in ’our share price. For further information, see note 25 to our consolidated financial statements.

As of December 31, 2022 the date of this annual report, we have awarded 3,345,616 stock options and 2,067,889 restricted share units under the 2021 Share Plan that are currently outstanding and have not been exercised. Pursuant to the terms of the 2021 Share Plan, the Plan Share Reserve automatically renews on the first day of each fiscal year, by a number of Class A common shares equal to (1) 1.8% of our outstanding share capital on the last day of the immediately preceding fiscal year or (2) a number of Class A common shares as otherwise determined by our board of directors.

On January 1, 2023, our Plan Share Reserved was renewed by 3,401,866, which represented 1.8% of our outstanding share capital on December 31, 2022 and as of the date of this annual report, we have 515,177 Class A common shares available for issuance under the 2021 Share Plan.

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

Audit Committee

Our audit committee consists of Alejandro Raul Scannapieco and Benoit Fouilland where both are co-chairmen of our audit committee. Alejandro Raul Scannapieco and Benoit Fouilland satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC, and they also meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our audit committee assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm.

Compensation Committee

Our compensation committee consists of Francisco Alvarez-Demalde and Arshad Matin. Our compensation committee is responsible for, among other things, establishing cash compensation levels, adopting and administering our bonus programs, reviewing and approving severance arrangements and employment agreements to maintain competitiveness and further our performance objectives, establishing and recommending to our board of directors corporate goals and objectives relevant to compensation for our executive officers (including the Co-Chief Executive Officers), as well as recommending to our board of directors the form and amount of cash-and equity-based and other compensation to be paid to the non-employee members of the board of directors. As a foreign private issuer, our compensation committee is not required to satisfy the requirements of 303A.05 of the Corporate Governance Rules of the NYSE, including to be made up by “independent directors” as defined in such rules. While we are not required to make a determination as to whether the members of our compensation committee are “independent directors” for purposes of Section 303A.02 of the Corporate Governance Rules of the NYSE, we are of the view that (1) Mr Alvarez-Demalde may or may not meet the independence requirements of such rule and (2) Mr. Matin would satisfy such independence requirements.

D.	Employees

As of December 31, 2022, we had 1,349 employees (including full-time employees, contractors, third-parties, and interns), including 32.5% in research and development, 27.9% in sales and marketing, 21.1% in professional services and customer support and 18.5% in general and administrative expenses. Of these employees, 71.2% are in Brazil and 28.8% are in our international locations.

In Brazil, it is mandatory to be affiliated with a workers union. Each year, we enter into an updated collective bargaining agreement. We believe we have a constructive relationship with these unions and we have not experienced any strikes, work stoppages or disputes leading to any form of downtime from our employees.

Talent acquisition strategy: Hiring is everyone’s job

We believe we are considered among the most impactful tech companies in our industry on a global basis and recognized among top students in the Latin American region as a career accelerator. We foster partnerships with top educational institutions across Brazil through VTEX Lab, our university partnership program we established in April 2018, that provides students with an immersive experience of continued learning and development. As of the date of this annual report, our engineering team consists of approximately 12.1% of VTEX Lab graduates and we continue to cultivate the future of tech talent at VTEX.

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

The following table and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2022:

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

	Common shares Beneficially Owned
	Class A		Class B		Total Voting Power (2)
	Shares	%(1)	Shares	%(1)%
5% Shareholders
Geraldo do Carmo Thomaz Júnior(3)	1,524,100	1.8%	35,420,307	32.8%	30.6%
Mariano Gomide de Faria(3)	1,524,100	1.8%	35,420,307	32.8%	30.6%
LA Holdings (Cayman) Ltd.(4)	19,875,188	23.5%	18,559,399	17.2%	17.7%
Riverwood Managed Entities(5)	3,739,875	4.4%	11,255,046	10.4%	10.0%
Affiliated of Dynamo(6)	7,226,229	8.6%	—	—	0.6%
Capital Research Global Investors(7)	6,643,874	7.9%	—	—	0.6%
Affiliated of Fourth Sail(8)	4,548,068	5.4%	—	—	0.4%
GIC Private Limited(9)	4,413,559	5.2%	—	—	0.4%
Affiliated of Lone Pine(10)	—	—	—	—	—
Affiliated of Tiger Global(11)	—	—	—	—	—
Total	49,494,993	58.6%	100,655,059	93.3%	90.8%
Other Directors and Executive Officers
Francisco Alvarez-Demalde(5)	—	—	—	—	—
Alejandro Raul Scannapieco(12)	121,332	0.1%	—	—	0.0%
Arshad Matin(13)	45,500	0.1%	—	—	0.0%
Benoit Fouilland(14)	121,332	0.1%	—	—	0.0%
André Spolidoro Ferreira Gomes(15)	394,821	0.5%	950,000	0.9%	0.9%
Rafael do Amaral Forte(16)	38,063	0.0%	3,491,249	3.2%	3.0%
Santiago Naranjo Alvarez(17)	287,974	0.3%	—	—	0.0%
Ricardo Camatta Sodré(18)	226,250	0.3%	—	—	0.0%
Fernanda Weiden(19)	—	—	—	—	—
All directors and executive officers as a group (11 persons)	4,283,472	5.1%	75,281,863	69.8%	65.1%

(1)

Percentage of the specific class of common shares, based on 84,429,037 outstanding Class A common shares (including options and restricted stock units exercisable within 60 days from the date of this annual report) and 107,849,494 outstanding Class B common shares as of December 31, 2022.

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

(3)

Based on a statement on Schedule 13G jointly filed on February 14, 2023, by Itacare Corporation and others, the date of the last available Schedule 13G filed by such persons with the SEC. Includes common shares held of record by Itacare Corporation, Imbetiba Fund Inc., Mira Limited, Abrolhos One Limited, Signo Inv. Tech Co Ltd., Arbalete Fund Inc., Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria. Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria specifically disclaim beneficial ownership of shares that are not directly owned by them, respectively. Further includes 1,000,000 Class A common shares and 1,500,0000 Class A common shares held by Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria, respectively, subject to options exercisable within 60 days from the date of this annual report.

(4)

Based on a statement on Schedule 13D filed on August 8, 2021, by SoftBank Group Corp., the date of the last available Schedule 13D filed by such person with the SEC. Consists of (i) 19,875,188 shares of Class A common shares and (ii) 18,559,399 shares of Class B common shares held by LA Holdings (Cayman) Ltd. a wholly owned by SoftBank Latin America Fund L.P., which in turn, is managed by SBLA Advisers Corp, the registered investment adviser.

(5)

Based on a statement on Schedule 13D jointly filed on January 6, 2023, by Riverwood Capital Partners II (Parallel-B) L.P. and others, the date of the last available Schedule 13D filed by such persons with the SEC. Consists of 987,277 Class A and 2,971,357 Class B common shares held by Data Center Holdings II LLC; 988,363 Class A and 2,974,953 Class B common shares held by IT Brazil Group II LLC; 988,601 Class A and 2,974,443 Class B common shares held by RCP II Brazil Holdings LLC and 775,634 Class A and 2,334,293 Class B common shares held by RCP II (Parallel B) Brazil Holdings LLC, entities incorporated under the laws of Delaware (together the “Riverwood-Managed Entities”), which are wholly owned by Data Center Holdings II AIV L.P., IT Brazil Group II AIV L.P., RCP II Brazil Holdings AIV L.P., and Riverwood Capital Partners II (Parallel-B) L.P., respectively (together, the “Riverwood-Managed Funds”), which management is controlled by Riverwood Capital II L.P., the general partner of each of the Riverwood-Managed Funds. Riverwood Capital GP II Ltd. is the general partner of Riverwood Capital II L.P. The Riverwood-Managed Funds, Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. may be deemed to have shared voting and dispositive power over shares directly held by the Riverwood-Managed Entities (provided that the powers attributed to Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. are vested to them in their fiduciary capacity). All investment decisions over the shares held by the Riverwood-Managed Entities are made by a majority vote of an investment committee comprised of several members. All voting decisions over the shares held by the Riverwood-Managed Entities are made by a majority vote of Riverwood Capital GP II Ltd.’s eleven shareholders. Francisco Alvarez-Demalde is a member of the investment committee and a shareholder of Riverwood Capital GP II Ltd. He disclaims beneficial ownership with respect to the shares held by the Riverwood-Managed Entities except to the extent of his pecuniary interest therein. No single natural person controls investment or voting decisions with respect to the shares held by the Riverwood-Managed Entities. The business address for each of these entities is c/o Riverwood Capital Management L.P., 70 Willow Road, Suite 100, Menlo Park, California 94025.

(6)

Based on a statement on Schedule 13G jointly filed on January 24, 2023, by Dynamo Internacional Gestão de Recursos Ltda. and others, the date of the last available Schedule 13G filed by such persons with the SEC. Consists of 7,226,229 Class A common shares held by Dynamo Internacional Gestão de Recursos Ltda. and other entities or persons affiliated with Dynamo Internacional Gestão de Recursos Ltda. (“Dynamo Internacional”). The business address of each of these entities and the individuals is Avenida Ataúfo de Paiva, 1235, 6th floor, 22440-034, Rio de Janeiro, Rio de Janeiro, Brazil.

(7)

Based on a statement on Schedule 13G filed on February 14, 2023, by Capital Research Global Investors, the date of the last available Schedule 13G filed by such person with the SEC. Consists of 6,643,874 Class A common shares held by Capital Research Global Investors (“Capital Research Global”). The business address of Capital Research Global is 333 South Hope Street, 55th FL, Los Angeles, CA, 90071.

(8)

Based on a statement on Schedule 13G/A jointly filed on February 13, 2023, by Fourth Sail Capital LP and others, the date of the last available Schedule 13G/A filed by such persons with the SEC. Consists of 4,548,068 Class A common shares held by Fourth Sail Capital LP and other entities or persons affiliated with Fourth Sail Capital LP (“Fourth Sail Capital”). The business address of each of these entities and the individuals is 27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands.

(9)

Based on a statement on Schedule 13G jointly filed on November 26, 2021, by GIC Private Limited, the date of the last available Schedule 13G filed by such person with the SEC. Includes 395,523 Class A common shares subject to share voting powers with the Monetary Authority of Singapore. The business address of GIC Private Limited is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.

(10)

Based on a statement on Schedule 13G/A jointly filed on February 14, 2023, by Lone Pine Capital LLC and others, the date of the last available Schedule 13G filed by such persons with the SEC. Consists of Class A common shares held by Lone Pine Capital LLC and other entities or persons affiliated with Lone Pine Capital LLC. The business address of each of these entities and the individuals is Two Greenwich Plaza, Greenwich, Connecticut 06830

(11)

Based on a statement on Schedule 13G/A jointly filed on December 23, 2022, by Tiger Global Management LLC and others, the date of the last available Schedule 13G filed by such person with the SEC. Consists of Class A common shares held by Tiger Global Private Investment Partners XII, L.P. and other entities or persons affiliated with Tiger Global Management, LLC (“Tiger Global”). Tiger Global is controlled by Chase Coleman and Scott Shleifer. The business address of each of these entities and the individuals is 9 West 57th Street, 35th Floor, New York, New York 10019.

(12)

Mr. Alejandro Raul Scannapieco’s, one of our directors, business address is Paseo de la Castellana 95, Madrid, Spain, CP 28046. Mr. Scannapieco owns 121,332 Class A common shares subject to options exercisable within 60 days from the date of this annual report.

(13)

Mr. Arshad Matin’s, one of our directors, business address is 1330 Post Oak Blvd., Suite 600, Houston, TX 77056. Mr. Matin owns 45,500 Class A common shares subject to options exercisable within 60 days from the date of this annual report.

(14)

Mr. Benoit Fouilland’s, one of our directors, business address is 7 rue de la Bergère, 1242 Satigny, Switzerland. Mr. Fouilland owns 121,332 Class A common shares subject to options exercisable within 60 days from the date of this annual report.

(15)

Mr. Spolidoro, our Chief Strategy Officer, beneficially owns Class A common shares in us directly and Class B common shares in us directly and indirectly through his ownership of all participation interests in Botsmark LLC, an entity incorporated under the laws of Delaware. The business address for Mr. Spolidoro is 125 Kingsway, WC2B 6NH London, United Kingdom. Further includes 150,000 Class A common shares subject to options exercisable within 60 days from the date of this annual report and 45,838 Class A common shares subject to restricted stock units releasable within 60 days from the date of this annual report.

(16)

Mr. Forte, one of our executive officers, beneficially owns Class A common shares in us directly and Class B common shares in us indirectly through his ownership of all participation interests in RAF7 Ltd., an entity incorporated under the laws of the Commonwealth of The Bahamas. The business address for Mr. Forte is 125 Kingsway, WC2B 6NH London, United Kingdom.

(17)

Mr. Naranjo Alvarez, one of our executive officers, beneficially owns Class A common shares in us directly. The business address for Naranjo Alvarez is 125 Kingsway, WC2B 6NH London, United Kingdom. Further includes 127,000 Class A common shares subject to options exercisable within 60 days from the date of this annual report and 93,750 Class A common shares subject to restricted stock units releasable within 60 days from the date of this annual report.

(18)

Mr. Camatta Sodré, our Chief Financial Officer, beneficially owns Class A common shares in us directly. The business address for Mr. Camatta Sodré is 125 Kingsway, WC2B 6NH London, United Kingdom. Further includes 81,250 Class A common shares subject to restricted stock units releasable within 60 days from the date of this annual report.

(19)	Ms. Weiden, our Chief Technology Officer, business address is 125 Kingsway, WC2B 6NH London, United Kingdom.

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

Agreements with our Executives

Certain of our executive officers have entered into employment agreements, certain of which provide for notice of termination periods and include restrictive covenants including with respect to confidentiality, non-compete and exclusivity. As of December 31, 2022, none of our directors have entered into service agreements with us.

Relationships with our Directors and Executive Officers

Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria our co-chairman and co-chief executive officers directly or indirectly hold 39.1% of our common shares (and 61.2% of the voting power of our outstanding common shares).

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

On April 14, 2021, the court denied our motion to dismiss. On October 4, 2021, the court granted our motion to appoint an independent expert to manage forensic discovery. On December 1, 2021, the court approved a forensic protocol to be employed by the independent expert. As of the date of this annual report the parties are conducting discovery. Although we plan to defend ourselves vigorously against such lawsuit, we are not able to predict the outcomes of such lawsuit at this current early stage and our involvement or future proceedings relating to this matter could potentially be costly and time-consuming and subject us to reputational and monetary damages.

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

Our affairs are governed principally by: (1) Articles of Association; (2) the Companies Act; and (3) the common law of the Cayman Islands. As provided in our Articles of Association, subject to Cayman Islands law, we have full capacity to carry on or undertake any business or activity, do any act or enter into any transaction, and, for such purposes, full rights, powers and privileges. Our registered office is 4th floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KYI-1002, Cayman Islands.

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

Our Articles of Association authorize the issuance of up to 2,100,000,000 common shares of our authorized share capital. As of the date of this annual report, 81,143,035 Class A common shares and 107,849,494 Class B common shares of our authorized share capital were issued, fully paid and outstanding.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Treasury Stock

On December 31, 2022, the Company held 81,024 Class A common shares in treasury.

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

•

subdivide our existing shares or any of them into shares of a smaller amount; provided, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

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

On August 8, 2022, our board of directors authorized us to repurchase Class A common shares, with par value of US$0.0001 per share, for an aggregate consideration of up to US$30.0 million. This authorization is scheduled to expire on August 8, 2023.

See “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” for additional information.

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

Our directors are Geraldo do Carmo Thomaz Júnior, Mariano Gomide de Faria, Francisco Alvarez-Demalde, Alejandro Raul Scannapieco, Arshad Matin and Benoit Fouilland. Alejandro Raul Scannapieco and Benoit Fouilland are members of our audit committee and “independent” as that term is defined under Rule 10A-3 of the Exchange Act. Arshad Matin is a member of our compensation committee and would be “independent” as that term is defined under Section 303A.02 of the Corporate Governance Rules of the NYSE.

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

Under Cayman Islands law, our register of shareholders is prima facie evidence of the matters set out therein (i.e., the register of shareholders will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of shareholders is deemed as a matter of Cayman Islands law to have prima facie legal title to the shares as set against his or her name in the register of shareholders. Once the register of shareholders has been updated, the shareholders recorded in the register of shareholders should be deemed to have legal title to the shares set against their name.

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

Principal Differences between Cayman Islands and U.S. Corporate Law

The Companies Act was modeled originally after similar laws in England and Wales but does not follow subsequent statutory enactments in England and Wales. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided, that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation, containing certain prescribed information. That plan of merger or consolidation must then be authorized by either (x) a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each company; or (y) such other authorization, if any, as may be specified in such company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns at least 90% of the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation. Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due enquiry, he is of the opinion that the requirements set out below have been met: (1) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (2) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (3) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or property or any part thereof; (4) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

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

For information concerning certain other contracts important to our business, see “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources” and “Item 4. Information on the Company—B. Business Overview—Our Recent Acquisitions”.

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

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your Class A common shares at the end of the year over your adjusted tax basis in the Class A common shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the Class A common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Class A common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your Class A common shares in a year that we are a PFIC, any gain will be treated as ordinary income and, any loss will be treated as ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election, and thereafter as capital loss.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Class A common shares and the proceeds from the sale, exchange or other disposition of Class A common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

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

See note 2 to our audited consolidated financial statements for a description of ’our subsidiaries.

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

Our exposure to market risk for changes in interest rates relates primarily to our cash, cash equivalents, restricted cash, marketable securities and short-term investments. Our investments are made for capital preservation purposes and we do not enter into investments for trading or speculative purposes. We also have some exposure related to loans and financing subject to the variable interest rate. Our trade receivables account payable and other liabilities do not bear interest.

Our cash, cash equivalents, restricted cash, marketable securities and short-term investments consist primarily of interest-bearing accounts held by our parent company in US$. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial papers, money market funds, and government and non-government debt securities. Because of the short-term maturities of our cash, cash equivalents, restricted cash, and marketable securities, as of December 31, 2022, we are not materially exposed to the risk of changes in market interest rates.

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso and Chilean peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and certain of our intercompany balances that are exposed to foreign exchange rate fluctuations may differ materially from expectations and we may record significant gains or losses due to foreign currency fluctuations and related hedging activities. For further information see note 26.2.(c)(i) of our consolidated financial statements.

Our subsidiaries generate revenues and incur most of their expenses in the respective local currencies of the countries in which they operate. As a result, our subsidiaries use their local currency as their functional currency. In the years ended December 31, 2022 and 2021, 15.6% and 17.3% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of December 31, 2022 and December 31, 2021, our assets were represented by 66.1% and 69.6% in U.S. dollars, 33.9% and 30.4% in other currencies. As of December 31, 2022 and December 31, 2021, our liabilities, excluding our total shareholders’ equity, were represented by 13.2% and 16.9% in U.S. dollars, 86.8% and 83.1% in other currencies.

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

We have evaluated, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2022. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon our evaluation, our Co-Chief Executive Officers and Chief Financial Officer concluded that, as a result of the material weakness in our internal control over financial reporting described in “B. Management’s Annual Report on Internal Control Over Financial Reporting” below, as of December 31, 2022, our disclosure controls were not effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act was being recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and that it was accumulated for and communicated to our management, including our Co-Chief Executive Officers and Chief Financial Officer, as appropriate, to allow for timely decisions regarding the required disclosures.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Co-Chief Executive Officers and Chief Financial Officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (IFRS) as issued by International Accounting Standards Board (IASB).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including the Co-Chief Executive Officers and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria described in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO and based on this assessment, our management has concluded that, as of December 31, 2022, our internal controls over financial reporting was not effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by IASB.

Material Weakness in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

As part of our assessment, we identified a material weakness in our internal controls over financial reporting as of December 31, 2022 related to the failure to maintain controls over the restrict access management procedures, regarding granting, revoking, and reviewing access and segregation of duties. Specifically, management determined that we did not maintain effective controls over applications to ensure that IT general controls affecting financial IT applications and underlying accounting records are identified, tested, authorized and implemented appropriately. As a result, the effective functioning of access management controls, process-level automation, IT-dependent controls and segregation of duties controls could have been compromised, which could result in misstatements potentially impacting financial statement accounts and disclosures that would not be prevented or detected. This material weakness did not result in a material misstatement to our consolidated financial statements.

Remediation Plan and Actions

Our management is taking actions to remediate the deficiencies that resulted in the material weakness above and to improve the design and effectiveness of our IT general controls. These remediation actions include:

•	Expanding the management and governance over IT system & cyber controls;

•	Optimizing the process standardization of the Information Technology General Controls (ITGC) over the organization;

•	Implementing additional controls specific to segregation of duties; and

•	Providing trainings to the control owners involved in the deficiencies related.

Although we expect to complete the remediation activities by December 31, 2023 we cannot assure that our efforts will be effective or prevent any future material weakness or significant deficiency in our internal control over financial reporting. See “Item 3. Key Information — D. Risk Factors— Certain Risks Relating to Our Business and Industry — In preparing our consolidated financial statements, we have identified a material weakness in our internal control over financial reporting and, if we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting regarding internal control over financial reporting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.	Changes in Internal Control Over Financial Reporting

As reported in our annual report on Form 20-F for the fiscal year ended December 31, 2021, our management identified material weaknesses in our control over financial reporting related to the lack of (i) the lack of an effective control environment and monitoring of controls, as a result of failure to maintain internal controls over financial reporting in response to risks of material misstatements; (ii) failure to maintain controls over the period-end financial reporting as a result of (1) failure to maintain controls related to consolidation and disclosure processes and (2) failure to maintain controls related to review and approval journal entries; (iii) failure to maintain controls related to restrict access management procedures, regarding granting, revoking and reviewing access and segregation of duties; and (iv) failure to control data flow and end-user computing, or EUC, basically interfaces, spreadsheets and key reports related to key controls and relevant Likely Sources of Potential Misstatement, or LSPM.

As part of our changes in internal control over financial reporting, as of the date of this annual report for the year ended December 31, 2022, we have implemented a remediation plan with respect to the material weaknesses indicated above, including the hiring of several experienced personnel in our financial reporting and internal controls team, as well as engaging external advisors to assist us in addressing these material weaknesses. These measures included also the design, implementation of new processes, policies and procedures, improvements of the internal controls to provide additional levels of review and approval, enhancements of internal documentation, implementation of new software solutions and strengthening the training program for staff related to the requirements of IFRS, the rules and regulations of the SEC and the Sarbanes-Oxley Act, as well as the guidelines of COSO’s Internal Control Integrated Framework.

The measures in connection with the material weaknesses indicated in items (i), (ii) and (iv) above were implemented and evaluated by management during 2022 and as of December 31, 2022, management has completed the remediation activities for these material weaknesses. As a result, we concluded that we have remediated these previously reported material weaknesses related to (a) the lack of an effective control environment and monitoring of controls, as a result of failure to maintain internal controls over financial reporting in response to risks of material misstatements; (b) failure to maintain controls over the period-end financial reporting as a result of (1) failure to maintain controls related to consolidation and disclosure processes and (2) failure to maintain controls related to review and approval journal entries and (c) failure to control data flow and EUC, basically interfaces, spreadsheets and key reports related to key controls and relevant LSPM.

The other material weakness, as described in item (iii) above, remains as of December 31, 2022. We have determined a remediation plan in connection with such material weakness, as indicated in “B. Management’s Annual Report on Internal Control Over Financial Reporting.”

With the exception of the changes listed above, there were no other changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2022 that materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Item 16.	[RESERVED]

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Alejandro Raul Scannapieco and Benoit Fouilland. Alejandro Raul Scannapieco and Benoit Fouilland are the co-chairmen of our audit committee. Alejandro Raul Scannapieco and Benoit Fouilland satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC, and they also meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our audit committee assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees—Audit Committee.”

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

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Pricewaterhousecoopers Auditores Independentes Ltda., our principal accountants, for the periods indicated. Our independent registered public accounting firm was Pricewaterhousecoopers Auditores Independentes Ltda. for the years ended December 31, 2022 and 2021.

	Year Ended December 31,
	2022	2021
	(in millions of US$)
Audit fees (1)	0.5	0.8
Audit-related fees	—	—
Tax fees	—	—
All other fees(2)	0.1	—

Total fees	0.6	0.8

(1)

Audit fees include fees for the audit of our annual consolidated financial statements; review of our interim financial statements; and preparation and issuance of comfort letters in connection with our equity offering.

(2)

Other fees are any additional amounts for products and services provided by the principal accountants, other than the services reported above under “Audit fees”, “Audit-related fees” and “Tax fees that do not conflict with audit services”.

Pursuant to the audit committee charter, our audit committee must review and approve, in advance, the scope, plans and fees of all audit and non-audit services provided by Pricewaterhousecoopers Auditores Independentes Ltda.

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

On August 8, 2022 our board of directors authorized the repurchase of shares of our Class A common shares for an aggregate consideration of up to US$30.0 million. The share repurchase program is scheduled to expire on August 8, 2023. Repurchases under the program may be made from time to time in open market or privately negotiated transactions in accordance with applicable laws, including Rule 10b-18. The share repurchase program does not obligate us to acquire any amount of common shares, and it may be suspended or discontinued at any time at our discretion. The timing and amount of shares repurchased (if any) will be determined by our management based on its evaluation of market conditions, applicable legal requirements and other factors. Repurchases may also be made under a Rule 10b5-1 plan. Any repurchased shares may be canceled or remain available for use in connection with our equity incentive plans and for other corporate purposes.

The following table summarizes the share repurchase activity for the year ended December 31, 2022

Period	Total Number Of Class A Common Shares Purchased	Average Price Paid per Class A Common Share (US$) (1)	Total Number of Class A Common Shares Purchased As Part of Publicly Announced Plans Or Program	Approximate Value of Class A Common Shares that May Yet Be Purchased Under the Plans (In US$ millions) (2)
August 1 - 31, 2022	913,584	4.00	913,584	26.3
September 1 - 30, 2022	373,224	3.99	373,224	24.9
October 1 - 31, 2022	510,350	3.85	510,350	22.9
November 1 - 30, 2022	784,546	3.91	784,546	19.8
December 1 - 31, 2022	706,256	3.60	706,256	17.3

Total	3,287,960	3.87	3,287,960	17.3

(1)	Not including brokerage fees.
(2)	Please refer to Note 19.2(b) of our audited consolidated financial statements for additional detail.

As December 31, 2022, 3,287,960 Class A common shares had been repurchased pursuant to this share buyback program and we held 81,024 Class A common shares on treasury as of such date.

There were no other purchases of any class of registered equity securities of the Company by the Company or, to our knowledge, by any other affiliated purchaser.

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

Item 16H.	MINE SAFETY DISCLOSURE

Not applicable.

Item 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Part III

Item 17.	FINANCIAL STATEMENTS

Not applicable.

Item 18.	FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1.

Item 19.	EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Description

1.01	Memorandum and Articles of Association of VTEX.

2.01	Description of Securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 2.01 to Form 20-F (File No. 001- 40626) filed on February 24, 2022).

4.01	Form of indemnification agreement (incorporated herein by reference to Exhibit 4.01 to the Registration Statement on Form F-1 filed with the SEC on July 12, 2021, File No. 333-257400).

4.02	Form of registration rights agreement (incorporated herein by reference to Exhibit 4.02 to the Registration Statement on Form F-1 filed with the SEC on July 12, 2021, File No. 333-257400).

4.03	Private pricing addendum dated December 11, 2020 by and between VTEX Brasil Tecnologia para Ecommerce LTDA, VTEX Informatica S.A. Amazon Web Services, Inc. and Amazon Web Services EMEA Sarl.. (incorporated herein by reference to Exhibit 10.01 to the Registration Statement on Form F-1 filed with the SEC on June 25, 2021, File No. 333-257400).

8.01	List of Subsidiaries

11.01	Code of Ethics of VTEX

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

23.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document Inline

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

#	Portions of this exhibit have been omitted in accordance with the rules of the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

VTEX

By:	/s/ Geraldo do Carmo Thomaz Júnior
	Name:	Geraldo do Carmo Thomaz Júnior
	Title:	Co-Chief Executive Officer

By:	/s/ Mariano Gomide de Faria
	Name:	Mariano Gomide de Faria
	Title:	Co-Chief Executive Officer

By:	/s/ Ricardo Camatta Sodré
	Name:	Ricardo Camatta Sodré
	Title:	Chief Financial Officer

Date: March 2, 2023

Index to Financial Statements
Consolidated Financial Statements of VTEX as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of VTEX
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of VTEX and its subsidiaries
(the “Company”) as of December 31, 2022 and 2021 and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
March 2, 2023
We have served as the Company’s auditor since 2020.

VTEX
Consolidated balance sheets
In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	5	24,394	121,006
Restricted cash	6	1,608	1,183
Marketable securities and short-term investments	7	214,164	177,191
Trade receivables	8	36,844	34,682
Recoverable taxes	9	5,122	6,881
Deferred commissions		663	263
Prepaid expenses	10	4,152	7,911
Derivative financial instruments		117	—
Other current assets		93	399

Total current assets		287,157	349,516

Non-current assets
Trade receivables	8	5,432	6,143
Deferred tax assets	11.1	17,710	12,572
Prepaid expenses	10	204	343
Recoverable taxes	9	3,334	556
Deferred commissions		1,790	1,246
Other non-current assets		957	435
Right-of-use assets	12	4,818	5,183
Property and equipment, net	13	3,909	4,711
Intangible assets, net	14	31,210	33,644
Investments in joint venture		1,152	621

Total non-current assets		70,516	65,454

Total assets		357,673	414,970

The above consolidated balance sheets should be read in conjunction with the accompanying notes.

VTEX
Consolidated balance sheets
In thousands of U.S. dollars, unless otherwise
indicated

	Note	December 31, 2022	December 31, 2021
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	15	34,136	29,537
Loans and financing	16	1,153	2,087
Taxes payable	17	4,128	5,035
Lease liabilities	12	1,898	1,105
Deferred revenue	20.2	20,332	16,598
Derivative financial instruments	26	—	133
Accounts payable from acquisition of subsidiaries	3.3	299	4,260
Other current liabilities		70	133

Total current liabilities		62,016	58,888

Non-current liabilities
Accounts payable and accrued expenses	15	511	1,977
Loans and financing	16	—	1,192
Taxes payable	17	160	160
Lease liabilities	12	3,737	4,886
Accounts payable from acquisition of subsidiaries	3.3	—	2,163
Deferred revenue	20.2	13,923	16,204
Deferred tax liabilities	11.2	2,464	2,045
Other non-current liabilities		185	266

Total non-current liabilities		20,980	28,893

EQUITY	19
Issued Capital		19	19
Capital reserve		390,885	390,466
Other reserves		127	652
Accumulated losses		(116,373)	(63,955)

Equity attributable to VTEX’s shareholders		274,658	327,182
Non-controlling interests		19	7

Total shareholders’ equity		274,677	327,189

Total liabilities and equity		357,673	414,970

The above consolidated balance
sheets
should be read in conjunction with the accompanying notes.

VTEX
Consolidated statements of profit or loss
In thousands of U.S. dollars, unless otherwise
indicated

	Note	December 31, 2022	December 31, 2021	December 31, 2020
Subscription revenue		148,475	118,466	93,366
Services revenue		9,145	7,307	5,310

Total revenue	20	157,620	125,773	98,676
Subscription cost		(41,408)	(38,380)	(27,801)
Services cost		(11,424)	(11,212)	(7,050)
Total cost	21	(52,832)	(49,592)	(34,851)

Gross profit		104,788	76,181	63,825
Operating expenses	21
General and administrative		(28,348)	(31,889)	(13,961)
Sales and marketing		(67,798)	(63,521)	(23,844)
Research and development		(57,205)	(45,186)	(19,039)
Other losses		(1,356)	(1,514)	(462)

Income (loss) from operations		(49,919)	(65,929)	6,519
Financial income		23,770	7,414	3,904
Financial expense		(31,401)	(12,058)	(7,038)

Financial result, net	23	(7,631)	(4,644)	(3,134)
Equity results		1,106	587	78

Income (loss) before income tax		(56,444)	(69,986)	3,463
Income tax
Current		(877)	(1,646)	(4,904)
Deferred		4,902	11,118	616

Total income tax	11.3	4,025	9,472	(4,288)

Net loss for the year		(52,419)	(60,514)	(825)

Attributable to controlling shareholders		(52,418)	(60,511)	(914)
Non-controlling interest		(1)	(3)	89
Loss per share	24
Basic loss per share		(0.275)	(0.333)	(0.005)
Diluted loss per share		(0.275)	(0.333)	(0.005)
The above consolidated
statements
of profit and loss should be read in conjunction with the accompanying notes.

VTEX
Consolidated statements of comprehensive income
In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2022	December 31, 2021	December 31, 2020
Net loss for the year	(52,419)	(60,514)	(825)
Items that are or may be reclassified subsequently to profit or loss:
Foreign cumulative conversion adjustment	(525)	548	676

Other comprehensive income (loss) for the year, net of taxes	(525)	548	676

Total comprehensive loss for the year	(52,944)	(59,966)	(149)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

VTEX
Consolidated statements of changes in shareholders’ equity
In thousands of U.S. dollars, unless otherwise
indicated

	Issued capital	Capital reserve	Other reserves	Accumulated losses	Equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity

At January 1, 2020	17	50,133	(572)	(2,530)	47,048	37	47,085

Net loss for the year	—	—	—	(914)	(914)	89	(825)
Other comprehensive income (loss)	—	—	676	—	676	—	676

Total comprehensive loss for the year	—	—	676	(914)	(238)	89	(149)

Transactions with owners of the Company
Exercise of stock options	—	313	—	—	313	—	313
Issue of ordinary shares as consideration for a business combination	—	93	—		93	—	93
Capital contribution	—	156,650	—	—	156,650	—	156,650
Buyback of shares (note 19.2)	—	(131,047)	—	—	(131,047)	—	(131,047)
Share-based compensation	—	2,803	—	—	2,803	—	2,803

Total transactions with owners of the Company	—	28,812	—	—	28,812	—	28,812

At December 31, 2020	17	78,945	104	(3,444)	75,622	126	75,748

At January 1, 2021	17	78,945	104	(3,444)	75,622	126	75,748

Net loss for the year	—	—	—	(60,511)	(60,511)	(3)	(60,514)
Other comprehensive income (loss)	—	—	548	—	548	—	548

Total comprehensive loss for the year	—	—	548	(60,511)	(59,963)	(3)	(59,966)

Transactions with owners of the Company					—
Exercise of stock options	—	3,830	—	—	3,830	—	3,830
Issue of ordinary shares as consideration for a business combination	—	1,469	—	—	1,469	—	1,469
Capital contribution	—	1,000	—	—	1,000	—	1,000
Issuance of common shares in initial public offering	2	317,807	—	—	317,809	—	317,809
Share issuance costs	—	(21,491)	—	—	(21,491)	—	(21,491)
Buyback of shares (note 19.2)	—	(407)	—	—	(407)	—	(407)
Share-based compensation	—	9,217	—	—	9,217	—	9,217
Transactions with non-controlling interests	—	—	—	—	—	7	7
Acquisition of non-controlling interests	—	96	—	—	96	(123)	(27)

Total transactions with owners of the Company	2	311,521	—	—	311,523	(116)	311,407

At December 31, 2021	19	390,466	652	(63,955)	327,182	7	327,189

At January 1, 2022	19	390,466	652	(63,955)	327,182	7	327,189

Net loss for the year	—	—	—	(52,418)	(52,418)	(1)	(52,419)
Other comprehensive income (loss)	—	—	(525)	—	(525)	—	(525)

Total comprehensive loss for the year	—	—	(525)	(52,418)	(52,943)	(1)	(52,944)

Transactions with owners of the Company					—
Exercise of stock options	—	567	—	—	567	—	567

The above consolidated statement of changes in shareholders’ equity should be read in conjunction with the accompanying notes.

VTEX
Consolidated statements of changes in shareholders’
equity
In thousands of U.S. dollars, unless otherwise
indicated

Issue of ordinary shares as consideration for a business combination	—	3	—	—	3	—	3
Share repurchase program (note 19.2)	—	(12,798)	—	—	(12,798)	—	(12,798)
Share-based compensation	—	12,647	—	—	12,647	—	12,647
Transactions with non-controlling interests	—	—	—	—	—	13	13

Total transactions with owners of the Company	—	419	—	—	419	13	432

At December 31, 2022	19	390,885	127	(116,373)	274,658	19	274,677

The above consolidated statement of changes in shareholders’ equity should be read in conjunction with the accompanying notes.

VTEX
Consolidated statements of cash flows
In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2022	December 31, 2021	December 31, 2020
Net loss for the year		(52,419)	(60,514)	(825)

Adjustments for:
Depreciation and amortization	21	4,616	4,072	2,400
Deferred income tax		(4,902)	(11,118)	(616)
Loss on disposal of rights of use, property, equipment, and intangible assets	12,13,14	(9)	54	132
Expected credit losses from trade receivables		852	887	972
Share-based compensation		12,202	9,217	2,803
Provision for payroll taxes (share-based compensation)		(1,125)	7,611	—
Adjustment of hyperinflation		5,175	2,274	779
Equity results		(1,106)	(587)	(78)
Fair value (gains) losses		2,522	(1,188)	(1,454)
Others and foreign exchange, net		534	666	1,714
Change in operating assets and liabilities
Trade receivables		(3,579)	(16,749)	(10,104)
Recoverable taxes		(671)	(2,692)	(2,215)
Prepaid expenses		3,947	(2,741)	(3,727)
Other assets		(583)	186	(13)
Accounts payable and accrued expenses		5,229	7,417	7,961
Taxes payable		(1,495)	3,102	5,944
Deferred revenue		1,157	12,330	9,641
Other liabilities		745	(364)	(210)

Cash provided by (used in) operating activities		(28,910)	(48,137)	13,104

Income tax paid		(312)	(4,854)	(1,939)

Net cash provided by (used in) operating activities		(29,222)	(52,991)	11,165

Cash flows from investing activities
Dividends received from joint venture		147	—	—
Purchase of short-term investment	7	(111,612)	(177,816)	—
Redemption of short-term investment	7	78,011	1,053	—
Purchase of marketable securities	7	(9,003)	—	(3,846)
Redemption of marketable securities	7	—	16,857	2,007
Interest and dividend received from short-term investments		1,110	588	1,037
Payment of business acquired		(1,692)	(5,712)	(3,646)
Acquisitions of intangible assets	14	—	(368)	—
Acquisitions of property and equipment	13	(340)	(1,383)	(1,648)

Net cash used in investing activities		(43,379)	(166,781)	(6,096)

Cash flows from financing activities
Derivative financial instruments		(746)	—	—
Changes in restricted cash		(348)	246	1,337
Proceeds from the exercise of stock options		567	3,830	313
Net-settlement of share-based payment		(1,615)	(2,705)	—
Capital increase	19.2	—	1,000	156,650
Capital increase - proceeds from initial public offering, net of transaction costs		—	296,318	—
Buyback of shares	19.2	(12,798)	(2,423)	(129,031)
Payment of loans and financing	16	(2,651)	(10,886)	(2,999)
Interest paid	16	(56)	(104)	(186)
Principal elements of lease payments	12	(1,263)	(913)	(350)
Lease interest paid	12	(670)	(680)	(775)

Net cash provided by (used in) financing activities		(19,580)	283,683	24,959

Net increase (decrease) in cash and cash equivalents		(92,181)	63,911	30,028

Cash and cash equivalents, beginning of the year		121,006	58,557	29,762

Effect of exchange rate changes		(4,431)	(1,462)	(1,233)

Cash and cash equivalents, end of the year	5	24,394	121,006	58,557

Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets		983	494	820

Accounts payable related to buyback of shares		—	—	2,016

Issue of ordinary shares as consideration for a business combination	19.2	3	1,469	93

Unpaid amount related to acquisition of non-controlling interest	19.2	—	27	—

Unpaid amount related to business combinations	3	—	8,264	—

Dividends from joint venture used to pay accounts from acquisition of subsidiaries		448	—	—

Transactions with non-controlling interests		13	7	—

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

F-
8

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

1	General information
VTEX (“VTEX” or the “Company”) and its subsidiaries, or collectively referred to as the “Group”, provide a software-as-a-service
digital commerce platform for enterprise brands and retailers. VTEX’s services enable our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. The platform is also designed to be the operating system for the commerce ecosystem, enabling enterprise brands and retailers to orchestrate their network of consumers, business partners, suppliers, and fulfillment providers in one place with a complete Commerce, Marketplace, and OMS solution. VTEX assists global companies build, manage and deliver native and advanced business-to-business
(B2B),
business-to-consumer
(B2C), and Marketplace commerce experiences with competitive time-to-market.
The Company’s shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).
The following entities are part of the Group and are being consolidated in these financial statements:

Company	Place of business/ country of incorporation	Relationship	Principal business activity	% of Ownership as of December 31,
				2022	2021	2020
VTEX (“VTEX”)	Cayman	Holding	Technology Services
VTEX Informática S.A. (“VTEX ARG”) (i)	Argentina	Subsidiary	Technology Services	100	100	96.54
VTEX Brasil Tecnologia para Ecommerce LTDA. (“VTEX Brazil”)	Brazil	Subsidiary	Technology Services	100	100	100
VTEX Day Eventos Ltda. (“VTEX DAY”)	Brazil	Subsidiary	Production of events	100	100	100
Loja Integrada Tecnologia para Softwares S.A. (“Loja Integrada”)	Brazil	Subsidiary	Technology Services	99.58	99.87	100
VTEX Intermediação de Cobrança Ltda. (“VTEX STORE”) (ii)	Brazil	Subsidiary	Technology Services	—	—	99.99
Dlieve Tecnologia S.A. (“Dlieve”) (iii)	Brazil	Subsidiary	Technology Services	—	—	100
Ciashop Soluções para Comércio Eletrônico S.A. (“Ciashop”) (iv)	Brazil	Subsidiary	Technology Services	—	—	100
Suiteshare Tecnologia da Informação S.A (“Suiteshare”) (v)	Brazil	Subsidiary	Technology Services	—	100	—

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

Company	Place of business/ country of incorporation	Relationship	Principal business activity	% of Ownership as of December 31,
				2022	2021	2020
VTEX Chile SPA (“VTEX CHI”)	Chile	Subsidiary	Technology Services	100	100	100
VTEX Colombia Tecnologia para Ecommerce S.A.S. (“VTEX COL”)	Colombia	Subsidiary	Technology Services	100	100	100
VTEX Commerce Cloud Solutions LLC (“VTEX USA”)	USA	Subsidiary	Technology Services	100	100	100
VTEX Ecommerce Platform Limited (“VTEX UK”)	UK	Subsidiary	Technology Services	100	100	100
EICOM Limited (“EICOM”) (vi)	UK	Subsidiary	Technology Services	—	—	100
Soluciones Cloud En Ecommerce S. De R.L. De C.V. (“VTEX MEX”) (vii)	Mexico	Subsidiary	Technology Services	100	99.99	99.95
EI Education S.A.P.I de C.V. (“Escuela de Internet or “Escuela”)	Mexico	Subsidiary	Technology Services	100	100	100
Peru Tecnologia para ECOMMERCE S.A.C. (“VTEX PERU”) (viii)	Peru	Subsidiary	Technology Services	100	100	—
VTEX Platform España, S.L. (“VTEX ESP”) (ix)	Spain	Subsidiary	Technology Services	100	—	—
VTEX Ecommerce Platform Limited—Sede Secondaria (“VTEX ITA”) (viii)	Italy	Branch	Technology Services	100	100	—
VTEX Ecommerce Platform Limited London—Sucursala Bucuresti (“VTEX ROM”) (viii)	Romania	Branch	Technology Services	100	100	—
VTEX Ecommerce Platform Limited – Sucursal em Portugal (“VTEX PORT”) ( viii)	Portugal	Branch	Technology Services	100	100	—

(i)	In January 2021, the Group acquired the non-controlling interest of VTEX ARG. Refer to note 19.2(d) for additional details.
(ii)	VTEX STORE was liquidated in February 2021.
(iii)	Dlieve was merged into VTEX Brazil in April 2021.
(iv)	Ciashop was merged into VTEX Brazil in December 2021.
(v)	Suiteshare was acquired in April 2021, refer to note 3.2 for additional details. In March 2022 it was merged into VTEX Brazil.
(vi)	EICOM was constituted in 2020 and merged into VTEX UK in 2021.
(vii)	In May 2021, the Group acquired the non-controlling interest of VTEX MEX. Refer to note 19.2(d) for additional details.
(viii)	VTEX PERU, VTEX ITA, VTEX ROM and VTEX PORT were created in 2021 to fulfill the Group’s operational needs.
(ix)	VTEX ESP was created in March/ 2022 to fulfill the Group’s operational needs.
The Group also holds VT Comercio, a joint venture (“JV”) established in July 2019 with a participation of 50%.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

1.1	Initial Public Offering “IPO”
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
The consolidated financial statements of the VTEX Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (“IFRS IC”) applicable to companies reporting under IFRS. The financial statements comply with IFRS as issued by the International Accounting Standards Board (“IASB”).
The consolidated financial statements were authorized for issue by the Board of Directors on February 28, 2023.

b.	Historical cost convention
The financial statements have been prepared on a historical cost basis, except for certain financial assets and financial liabilities (including derivative instruments) measured at fair value.

F-1
1

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

c.	New standards, interpretations, and amendments adopted by the Group
In 2022 the Company has adopted the following new interpretation and amendments: (i) Amendments to IAS 16 - Property, Plant and Equipment; (ii) Amendments to IFRS 3 - Business Combinations; (iii) Annual Improvements to IFRS Standards 2018–2020 and (iv) Onerous Contracts – Cost of Fulfilling a Contract – Amendments to IAS 37.
These amendments had no impact on the consolidated financial statements of the Group.

d.	New standards and interpretations not yet adopted
Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for the reporting period ended on December 31, 2022 and have not been early adopted by the group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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
Non-controlling
interests in the results and equity of subsidiaries are shown separately in the consolidated statement of profit or loss, statement of changes in equity and balance sheet respectively.

F-1
2

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

a.	Segment revenue by region
None of the clients represent more than 5% of the Group’s revenues.
The amount of this revenue from external customers, by geography, is shown in the table below:

	December 31, 2022	December 31, 2021	December 31, 2020
Brazil	86,066	66,464	56,485
Latin America - except Brazil	55,770	48,038	36,486
Rest of the world	15,784	11,271	5,705

Total revenue by region	157,620	125,773	98,676

F-1
3

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

b.	Segment non-current assets by region
The total of
right-of-use
assets, property and equipment, intangible assets and investments in joint venture, broken down by location of the assets, is shown in the following table:

	December 31, 2022	December 31, 2021
Brazil	21,047	21,953
Latin America - except Brazil	889	1,085
Rest of the world	19,153	20,500

Total non-current assets by region	41,089	43,538

2.4	Foreign currency translation

(i)	Functional and presentation currency
The Group has significant operations internationally that are denominated in foreign currencies, as the Group transacts business in various foreign currencies and have significant international revenues and costs. The subsidiaries of the Group generate revenues and incur most of their expenses in the respective local currencies of the countries in which they operate. Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in U.S. dollars (“US$”) which is the functional currency of VTEX (Group’s parent company) and presentation currency of the Group. All amounts have been rounded to the nearest thousands of US$, except when otherwise indicated.

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

F-1
4

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
For the translation mechanism when the functional currency is of a hyperinflationary economy, refer to note 2.25.

2.5	Cash and cash equivalents
Cash and cash equivalents include cash on hand, bank deposits, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

2.6	Restricted cash
Restricted cash includes deposits subject to contractual restrictions and therefore not available for general use by the other entities within the group.

2.7	Marketable securities and short-term investments

a.	Marketable securities
Marketable securities are measured at their fair value or amortized cost. The Group determines the appropriate classification of investments in debt securities at the time of purchase. Securities may have stated maturities greater than one year. All marketable securities are considered available to support current operations and are classified as current assets. Gains and losses in fair value and interest income are included in financial income (expenses).

b.	Short-term investments
Short-term investments refer to investment in financial instruments that do not meet the definition of cash and cash equivalents. Such instruments are recognized at their fair value and gains and losses in fair value are included in financial income (expenses).

F-1
5

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

2.8	Trade receivables
Trade receivables are recognized initially at the amount of consideration that is unconditional. They are subsequently measured at amortized cost using the effective interest method, less expected credit losses. See note 8 for further information about the Group’s accounting for trade receivables and note 2.24 for a description of the Group’s impairment policies.

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

F-1
6

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

F-1
7

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

F-1
8

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

F-1
9

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

The accounts payable and accrued expenses includes a liability and an expense for profit sharing recognized based on a formula, which considers the income for the year after certain adjustments. The Group recognizes the liability when it is contractually obligated or when there is a previous practice that has created a constructive obligation over the service period, if applicable.

2.16	Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured based on management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period.

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

F-
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

2.19	Revenue recognition
Revenue is composed of subscriptions and other services as further discussed below:

a.	Subscriptions
Subscription revenues originate from a cloud-based multichannel SaaS platform focused on Ecommerce. There is a single performance obligation corresponding to maintaining access to the platform. Revenue is recognized over time and the transaction price consists of the following components:

F-2
1

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

2.20	Deferred Costs
Deferred costs include deferred sales commissions that are incremental costs of obtaining customer contracts. Sales commissions are not paid on subscription renewal. The Group amortizes deferred sales commissions ratably over five years. The Group determined the period of benefit by taking into consideration past experience with customers and industry peers.

2.21	Leases
The Group leases mostly commercial buildings used by its administrative areas. Rental contracts are typically made for fixed periods but may have extension options. Contracts may contain both lease and non-lease
components. However, for these real estate leases, the Group elected not to separate lease and non-lease
components and instead accounts for these as a single lease component.

F-2
2

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

F-2
3

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
assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.
Low-value
assets comprise IT equipment and furniture.

2.22	Distribution of dividends
Provision is recorded for the amount of any dividend declared and authorized until the end of the reporting period.

2.23	Earnings per share

a.	Basic earnings per share
Basic earnings per share are calculated by dividing:

•	the profit attributable to owners of the Group, excluding any costs of servicing equity other than ordinary shares

•	by the weighted average number of ordinary shares outstanding during the financial year and excluding treasury shares if applicable.
The treasury shares are not considered outstanding common shares for the earnings per share calculation and thus are excluded from the weighted average number of outstanding shares.

b.	Diluted earnings per share
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to consider the weighted average number of additional ordinary shares that would have been outstanding, assuming the conversion of all dilutive potential ordinary shares.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

2.24	Financial instruments
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

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

Amortized cost - assets, held to collect contractual cash flows when such cash flows represent only payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is recorded in financial income using the effective interest rate method. Any gains or losses due to asset’s write-off
are recognized directly in the income statement and presented in “Financial income, net” together with foreign exchange gains and losses. Impairment losses are presented in a separate account in the income statement.
Fair value through profit or loss - assets that do not meet the classification criteria as amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. Any gains or losses on an investment in a debt security that is subsequently measured at fair value through profit or loss are recognized in the profit or loss and presented as “Financial result, net”, in the period in which they occur.
Equity instruments
The Group subsequently measures all equity investments at fair value. Dividends from such investments continue to be recognized in profit or loss as financial income when the Group’s right to receive payments is established.
Changes in the fair value of financial assets at fair value through profit or loss are recognized in financial income (expense) in the statement of income as applicable.
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

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

2.25	IAS 29 - Financial reporting in Hyperinflationary Economies
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
IAS 29 generated an impact for the year ended December 31, 2022, in the finance result in the amount of US$
5,175
( US$
2,274
in 2021 and US$
779
in 2020).
The translation of the balances of a hyperinflationary economy to the presentation currency was based on the closing rate of the reporting period for both balance sheet and statement of comprehensive income balances. The Group used the General Consumer Price Index (“IPC”) obtained from INDEX to calculate hyperinflation effects on the balances since Argentina was considered to be hyper-inflationary for the purpose of IAS 29.
The accumulated inflation rates from January 1, 2022, to December 31, 2022, was 94.79% (2021 – 50.94%).

3	Business combinations

3.1	Acquisition of WorkArea
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
According to the sales and purchase agreement (“SPA”), the seller will receive a maximum earn-out
of US$25 million. This
earn-out
is based on the realization of WorkArea’s future projects and the migration of customers to the
VTEX
platform, which should be
calculated
and paid in four installments, each consecutive six months following the acquisition date. At the acquisition date, the
estimated
earn-out
was US$6,256.
The fair value amount of assets and liabilities recognized as a result of the acquisition are as follows:

Thousands of US$
Cash and cash equivalents	1,141
Trade receivables	412
Other current assets	77
Property and equipment	58
Customer relationship (i)	6,780
Software (i)	310
Right-of-use assets (ii)	722
Accounts payable	(1,212)
Lease liabilities	(446)
Taxes payable	(148)
Deferred revenue	(1,297)
Loans and financing (iii)	(8,038)
Other non-current liabilities	(588)
Deferred tax liabilities (iv)	(1,548)
Net identifiable assets acquired	(3,777)
Add: goodwill (v)	10,707

Net assets acquired	6,930

(i)	The intangible assets acquired comprises:

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

Asset	Valuation Methodology	Estimated Fair Value in thousands of U.S. dollars	Estimated useful life in years
Customer relationship	Multi-period excess earnings method	6,780	8
Software	Relief from royalty method	310	3

(ii)	The right-of-use comprises US$442 of book value plus US$280 of fair value related to off-market terms.
(iii)
The amount of US$7,919

was paid to a third party at the acquisition date to settle preexisting debts of WorkArea and US$ 119 was paid to a third party post-acquisition date, which VTEX assumed in the business combination.

(iv)	The deferred tax liabilities were calculated over the fair value amount of intangible assets and the fair value of right-of-use. Refer to Note 11.2 for additional details.
(v)	The goodwill is attributable to the workforce and the high profitability of the acquired business. It will not be deductible for tax purposes.
Acquired receivables
The fair value of acquired trade receivables was US$
512
. The gross contractual amount for trade receivables due is US$
100
without any loss allowance recognized on acquisition.
Revenue contribution
WorkArea was merged into VTEX USA on December 1, 2021. The
acquired
business contributed
revenues
of US$
4,103

and a net profit of US$
104

to the Group from January 29, 2021, to December 31, 2021. The revenue of WorkArea for 2021 as though the acquisition date for the business combination that occurred during the previous period had been as of the beginning of the year of 2021 would be US$
4,464

and a net loss of US$
336
.

b.	Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Thousands of US$
Cash consideration	209
Less: Balances acquired
Cash	(1,141)

Net outflow of cash – investing activities	(932)

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

3.2	Acquisition of Suiteshare
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
The consolidated financial statements include the results of Suiteshare for the period from the acquisition date.

a.	Consideration transferred
Details of the purchase consideration are as follows:

Thousands of US$
Amount paid in cash at the acquisition date (i)	1,816
Amount paid in shares	1,264
Amount paid in installments	151
Amount of earn-out to be paid in cash (ii)	227

Total consideration	3,458

(i)	US$1,816 was paid on the acquisition date directly to the sellers.
(ii)	According to the sales and purchase agreement (“SPA”), the seller could receive a maximum earn-out of US$1,699 which will be calculated and paid based on the Annual Recurring Revenue of Suiteshare.
The fair value amount of assets and liabilities recognized as a result of the acquisition are as follows:

Thousands of US$
Cash and cash equivalents	106
Property and equipment	4
Client portfolio	1
Trademark	220
Non-compete clause	145
Software	1,209
Accounts payable	(46)
Taxes payable	(9)
Net identifiable assets acquired	1,630
Add: goodwill	1,828

Net assets acquired	3,458

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

The goodwill is attributable to the workforce and synergies of the acquired business. At the acquisition date, goodwill is not deductible
for tax purposes. The Group has merged Suiteshare into VTEX Brazil in 2022, therefore no deferred tax was initially recognized.
Revenue contribution
The acquired business contributed revenues of US$401 and a net profit of US$66 to the Group from May 28, 2021, to December 31, 2021. The revenue of Suiteshare for 2021 reporting period as though the acquisition date for the business combination that occurred during the previous period had been as of the beginning of the year of 2021 would be US$592 and a net profit of US$102.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

b.	Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Thousands of US$
Cash consideration	1,816
Less: Balances acquired
Cash	(106)

Net outflow of cash – investing activities	1,710

3.3	Accounts payable from acquisition of subsidiaries
The breakdown of accounts payable from
acquisition
of subsidiaries is as follows:

	December 31, 2022	December 31, 2021
Fixed installment - cash	—	1,470
Earn-out - cash	299	2,790

Current	299	4,260

Earn-out - cash	—	2,163

Non-current	—	2,163

Total	299	6,423

3.4	Payment schedule for acquisitions of subsidiaries
As at December 31, 2022, the outstanding balances segregated by maturity are as follows:

Date	Amount
2023	299

Total	299

3.5	Changes in balance payable from acquisition of subsidiaries

	2022	2021
Opening balance on January 1	6,423	4,000
Addition due to acquisition - installments	—	1,880
Addition due to acquisition - earn-out	—	6,483
Payments of principal/finance charges - installments	(1,224)	(3,556)
Payments of principal/finance charges - earn-out	(916)	(1,378)
Fixed installments adjustment (i)	(362)	44
Earn-out adjustment (i)	(3,740)	(785)
Accrued interest and others	9	62
Exchange differences	109	(327)

Closing balance on December 31	299	6,423

(i)	Includes adjustments in the earn-out and fixed installments, which were reflected in the Goodwill. Refer to note 14.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

4	Critical estimates and accounting judgments
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

ii.	Credit losses on trade receivables
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

iii.	Fair value of the consideration transferred in subsidiaries acquisition.
The Group has agreed to pay the selling shareholders additional consideration if the acquired subsidiaries comply with certain performance conditions. The Group has estimated the probability of compliance of that condition to recognize the earn-out
and its fair value at the acquisition date. For details, refer to note 3.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

iv.	Impairment of non-financial assets
The Group tests whether goodwill and intangible assets have suffered any impairment on an annual basis. For the year ended December 31, 2022 and 2021, the recoverable amount was determined based on value-in-use
calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management. For more details of the estimates and assumptions used, refer to note 14.

v.	Share-based compensation
The Group has granted stock options and restricted stock units to certain employees, consultants, and members of the Company’s board of directors. Share-based compensation is measured based on the fair value of the awards on the grant date. A share-based compensation expense is recognized over the period the recipient is required to perform services in exchange for the award, generally the vesting period.
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
For a more detailed description of the Company’s share-based compensation plan, refer to note 25.

vi.	Deferred tax
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

vii.	Useful life rate of intangible and fixed assets
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

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

5	Cash and cash equivalents
The breakdown of cash and cash equivalents is as follows:

	December 31, 2022	December 31, 2021
Cash and cash bank deposits	18,930	120,928
Time deposits and other investments	2,271	—
Investment funds	3,193	78

Total	24,394	121,006

As at December 31, 2022, 16% of the cash and cash equivalents are in the Cayman Islands (December 31, 2021 - 84%), 44% are in
Brazil
(December 31, 2021 - 10%), and 40% are distributed among the other subsidiaries of the Group (December 31, 2021 - 6%).

6	Restricted cash

	December 31, 2022	December 31, 2021
Restricted cash (i)	1,608	1,183

Total	1,608	1,183

(i)
As at December 31, 2022, the restricted cash includes US$608 (December 31, 2021 - US$1,183), which Itaú Bank in Brazil holds. These deposits are not available for use by the other entities within the Group. This amount refers to the guarantee granted related to BNDES and Itaú loans. Refer to note 16 for additional details. The restricted cash also includes US$1,000 (December 31, 2021 – US$0) related to guarantees used to increase the Group’s corporate credit cards limits.

F-3
6

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

7	Marketable securities and short-term investments

	December 31, 2022	December 31, 2021
Marketable securities	10,119	—
Short-term investments	204,045	177,191

Marketable securities and short-term investments	214,164	177,191

7.1	Marketable securities
The following table shows the changes in the balances:

	2022	2021

Opening balance on January 1	—	16,969
Additions	9,003	—
Redemption	—	(16,857)
Interest received	—	(324)
Accrued interest	1,141	—
Fair value gains (losses)	—	212
Exchange differences	(25)	—

Closing balance on December 31	10,119	—

7.2	Short-term investments
The following table shows the changes in the balances:

	2022	2021
Opening balance on January 1	177,191	—
Additions	111,612	177,816
Redemption	(78,011)	(1,053)
Fair value gains (losses)	(4,766)	428
Exchange differences	(1,981)	—

Closing balance on December 31	204,045	177,191

8	Trade receivables
Trade receivables are amounts from customers for services performed in the ordinary course of business. Invoices are usually settled within 30 days from issuance, however some contracts may comprise long term payments.
Trade receivables are recognized initially at the transaction price unless they contain significant financing components when they are recognized at fair value. The Group holds the trade receivables to collect the contractual cash flows and, therefore, measures them at amortized cost using the effective interest method

F-3
7

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

Due to the maturity and nature of the trade receivables, their carrying amount is considered to be the same as their fair value.
Details about the Group’s impairment policies, exposure to credit risk, and foreign currency risk are provided in note 26.

	December 31, 2022	December 31, 2021
Trade receivables	43,084	41,972
Expected credit losses	(808)	(1,147)

Total trade receivables	42,276	40,825

Current	36,844	34,682
Non-current	5,432	6,143
The changes in expected credit losses for trade receivables are as follows:

	2022	2021
Opening balance on January 1	(1,147)	(649)
Addition, net	(852)	(887)
Addition from acquisition of subsidiaries	—	(100)
Write-off	1,114	429
Exchange differences	77	60

Closing balance on December 31	(808)	(1,147)

Details about the calculation of the expected credit losses are provided in note 26.2(a)(iii).
The trade receivables by maturity are distributed as follows:

	December 31, 2022	December 31, 2021
Current	39,188	38,456
Overdue:
From 1 to 30 days	2,087	1,251
From 31 to 60 days	454	847
From 61 to 90 days	359	439
From 91 to 120 days	295	113
From 121 to 300 days	701	866

Total	43,084	41,972

F-3
8

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

9	Recoverable taxes
The breakdown of recoverable taxes is as follows:

	December 31, 2022	December 31, 2021
Recoverable income tax	2,459	3,893
Other recoverable taxes	5,997	3,544

Total	8,456	7,437

Current	5,122	6,881
Non-current	3,334	556

10	Prepaid expenses
The breakdown of prepaid expenses is as follows:

	December 31, 2022	December 31, 2021

Personnel	948	1,322
Suppliers (i)	2,710	6,245
Others	698	687

Total	4,356	8,254

Current	4,152	7,911
Non-current	204	343

(i)	Refers mainly to advances payment to hosting and software suppliers.

11	Current and deferred tax

11.1	Deferred tax assets
The balance comprises temporary differences attributable to:

	December 31, 2022	December 31, 2021
Loss allowances for financial assets	270	75
Bonus provision	1,712	750
Lease	392	366
Share-based compensation (i)	3,130	3,224
Hyperinflationary adjustments	37	89
Tax loss (ii)	10,513	6,445
Others (iii)	1,656	1,623

Total deferred tax assets	17,710	12,572

F-3
9

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

(i)	Mainly related to RSU amounts that are treated as temporary differences until the instrument is vested.
(ii)
Tax losses increase is driven mainly by the current investment position of the Brazilian operations. These amounts are expected to be offset in the foreseeable future. In Brazil, tax losses are not subject to statute of limitation and ought to be used observing the limits established by the local tax legislation.

(iii)
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

As the Group has investments in subsidiaries in which the parent holds more than 50% of voting power, the parent controls the subsidiaries’ financial and operating policies, including its dividend policy. As a result, the parent can control the timing of the reversal of the temporary differences arising from an investment. Therefore, where the Group has determined that the subsidiaries’ profits and reserves will not be distributed in the foreseeable future and that the subsidiaries will not be disposed of, the Group did not recognize a deferred tax asset in relation to the cumulative translation adjustment on its investment. As at December 31, 2022, the expected tax impact of the aggregate amount of temporary differences for which no deferred tax asset has been recognized is US$24 (December 31, 2021 it was a US$119 unrecognized deferred tax asset).
The movement on deferred tax assets balance is as
follows:

Movements	Loss allowances for financial assets	Bonus provision	Lease	Share-based compensation	Hyperinflationary adjustments	Tax Loss	Other	Total
At December 31, 2020	124	655	108	185	99	427	576	2,174

(Charged)/Credited to profit and loss (i)	(49)	95	258	2,852	(10)	6,018	1,047	10,211
To equity	—	—	—	187	—	—	—	187

At December 31, 2021	75	750	366	3,224	89	6,445	1,623	12,572

(Charged)/Credited to profit and loss (i)	195	962	26	(152)	(52)	4,068	33	5,080
To equity	—	—	—	58	—	—	—	58

At December 31, 2022	270	1,712	392	3,130	37	10,513	1,656	17,710

(i)	The differences between the amounts shown in the table above and the statements of profit or loss correspond to exchange rate variation.

11.2	Deferred tax liabilities
The balance comprises temporary differences attributable to:

	December 31, 2022	December 31, 2021

Acquisition of subsidiaries	1,409	1,687
Temporary differences	827	283
Others	228	75

Total deferred tax liabilities	2,464	2,045

F-
40

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

The movement on deferred tax liabilities balance is
as
follows:

Movements	Goodwill	Customer relationship	Intellectual property	Others	Total
At December 31, 2020	187	325	219	—	731

Acquisition of subsidiaries (i)	—	1,424	65	59	1,548
Charged/(Credited) to profit and loss	96	(285)	(61)	16	(234)

At December 31, 2021	283	1,464	223	75	2,045

Charged/(Credited) to profit and loss	544	(218)	(60)	153	419

At December 31, 2022	827	1,246	163	228	2,464

(i)	The impact of deferred tax liabilities due to acquisition of subsidiaries increases the goodwill on the acquisition date.

11.3	Income Tax expense

	December 31, 2022	December 31, 2021	December 31, 2020
Current tax
Current tax on profits for the year	(877)	(1,646)	(4,904)

	(877)	(1,646)	(4,904)

Deferred income tax
Decrease in deferred tax	4,902	11,118	616

	4,902	11,118	616
Income tax	4,025	9,472	(4,288)

11.4	Reconciliation of benefit (expenses) of income tax and social contribution

	December 31, 2022	December 31, 2021	December 31, 2020

Profit (Loss) before income tax	(56,444)	(69,986)	3,463

Tax at the Brazilian tax rate of 34% (i)	19,191	23,795	(1,177)
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Technological innovation incentive law ( Lei do bem ) (ii)	—	—	661
Restricted stock units	1,398	451	—
Equity result	329	(1,232)	1,122
Difference to presumed tax regime	—	(1,047)	(317)
Stock option	(53)	(87)	(598)
Unrecognized deferred tax assets (iii)	(9,465)	(8,438)	(1,753)
Tax rate reconciliation (i)	(6,381)	(3,945)	(1,050)
Other net differences	(994)	(25)	(1,176)

Income tax and social contribution for the year	4,025	9,472	(4,288)

Effective rate - %	(7.13%)	(13.53%)	(123.82%)

F-
41

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

(i)
The tax expense was determined based on the Brazilian corporate income tax (CIT) rate considering that, currently, the Group’s biggest operation is in Brazil. This table reconciles the expected income tax expense, computed by applying the combined Brazilian tax rate of
34
%, to the actual income tax expense. The Group’s combined Brazilian tax rate includes the corporate income tax at a 25% rate and the social contribution on net profits at a 9% rate. Differences between local income tax rates to the Brazilian income tax rate were allocated to “Tax rate reconciliation”. Apart from Brazil, the Group’s biggest operations are in Argentina, the US and Colombia, which CIT rates in 2022 were 35%, 21% and 35%, respectively. Nonetheless, the result represents an incremental tax expense because some of non-Brazilian
operations were loss making, therefore reducing the consolidated earnings before income tax.

(ii)
Benefit related to the inclusion of research and development (technological innovation) expenses in the income tax basis for year 2020 as provided for by Law No. 11.196/05 - known as
Lei do Bem
. For 2021 and 2022, considering that VTEX Brasil was in a loss position, the R&D benefit did not apply.

(iii)
Unrecognized deferred tax assets correspond to the tax benefit related to future utilization of net operating losses of certain operations, mainly the United States and the United Kingdom. In those cases, the deferred tax asset was not recognized due to the lack of expectation of utilization of such net operating losses in the foreseeable future. The balance of the accumulated net operating losses of the Group’s US operations totaled US$55,780 on December 31, 2022 and US$25,963 on December 31, 2021, or a total tax benefit of approximately US$11,714 and US$5,452, respectively, taking into account the current US corporate income tax rate of
21
%. The balance of the accumulated net operating losses of the Group’s UK operation totaled US$46,463 on December 31, 2022 and US$21,889 on December 31, 2021, or a total tax benefit of approximately US$9,398 and US$4,159
, respectively
,
taking into account the current UK corporate income tax rate of 19%.

12	Leases

12.1	Amounts recognized in the balance sheet
The balance sheet shows the following amounts related to leases:

	December 31, 2022	December 31, 2021
Right-of-use assets
Office buildings	4,818	5,183

Total	4,818	5,183

	December 31, 2022	December 31, 2021
Lease liabilities
Current	1,898	1,105
Non-current	3,737	4,886

Total	5,635	5,991

The following table shows the changes in the
right-of-use
assets and lease liabilities:

	2022	2021
Right-of-use assets
Opening balance on January 1	5,183	5,076
New lease agreements	942	384
Lease agreements from acquired subsidiaries	—	722
Remeasurement	99	494
Depreciation	(1,347)	(1,069)
Write-off	(352)	(110)
Hyperinflation adjustment	5	1
Exchange differences	288	(315)

Closing balance on December 31	4,818	5,183

F-4
2

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

	2022	2021
Lease liabilities

Opening balance on January 1	5,991	6,153
New lease agreements	942	384
Lease agreements from acquired subsidiaries	—	446
Remeasurement	41	494
Interest added	671	696
Principal elements of lease payments	(1,263)	(913)
Interest payment	(670)	(680)
Write-off	(423)	(111)
Exchange differences	346	(478)

Closing balance on December 31	5,635	5,991

12.2	Amounts recognized in the Statement of profit or loss
The statement of profit or loss presents the following amounts related to leases:

	December 31, 2022	December 31, 2021	December 31, 2020

Depreciation charge of office buildings	1,347	1,069	911
Interest expense (included in financial expense)	671	696	775

Total	2,018	1,765	1,686

13	Property and equipment, net
Details of property and equipment and changes in the Group’s property and equipment balances are presented below:

	Leasehold Improvements	Machinery and equipment	Furniture and fixture	Computers and peripherals	Total
At December 31, 2020	2,248	185	453	1,665	4,551

Acquisitions	22	16	21	1,324	1,383
Acquisitions of subsidiaries (note 3)	—	—	36	26	62
Adjustment of hyperinflation	—	—	8	53	61
Disposals/write-downs	—	—	(30)	(25)	(55)
Depreciation	(277)	(27)	(73)	(620)	(997)
Exchange differences	(152)	(13)	(12)	(117)	(294)

At December 31, 2021	1,841	161	403	2,306	4,711

Cost	2,796	279	740	3,987	7,802
Accumulated depreciation	(955)	(118)	(337)	(1,681)	(3,091)

Net book amount	1,841	161	403	2,306	4,711

Acquisitions	16	13	56	255	340
Adjustment of hyperinflation	12	—	7	88	107

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

Disposals/write-downs	(120)	—	—	—	(120)
Depreciation	(428)	(32)	(72)	(661)	(1,193)
Exchange differences	110	9	14	(69)	64

At December 31, 2022	1,431	151	408	1,919	3,909

Cost	2,811	307	836	4,346	8,300
Accumulated depreciation	(1,380)	(156)	(428)	(2,427)	(4,391)

Net book amount	1,431	151	408	1,919	3,909

There were no events or changes in circumstances that indicate that the carrying amount of property and equipment may not be recoverable; therefore, no impairment charges were recorded for the years 2022 and 2021.

14	Intangible assets, net
Details of intangible assets and changes in the Group’s intangible assets balances are presented below:

	Software	Trademark	Intellectual Property	Customer relationship	Goodwill	Other	Total
At December 31, 2020	1,154	—	2,475	1,579	9,885	—	15,093

Acquisitions (i)	—	—	—	—	—	368	368
Acquisitions of subsidiary (note 3)	1,519	220	—	6,781	12,535	145	21,200
Amortization	(463)	(12)	(394)	(1,100)	—	(37)	(2,006)
Exchange differences	(426)	(13)	(134)	404	(822)	(20)	(1,011)

At December 31, 2021	1,784	195	1,947	7,664	21,598	456	33,644

Cost	4,091	207	2,540	9,336	21,598	493	38,265
Accumulated amortization	(2,307)	(12)	(593)	(1,672)	—	(37)	(4,621)

Net book amount	1,784	195	1,947	7,664	21,598	456	33,644

Amortization	(438)	(22)	(346)	(1,177)	—	(93)	(2,076)
Others (ii)	—	—	—	—	(1,141)	—	(1,141)
Exchange differences	92	11	104	42	508	26	783

At December 31, 2022	1,438	184	1,705	6,529	20,965	389	31,210

Cost	4,291	218	2,675	9,394	20,965	519	38,062
Accumulated amortization	(2,853)	(34)	(970)	(2,865)	—	(130)	(6,852)

Net book amount	1,438	184	1,705	6,529	20,965	389	31,210

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

(ii)
Includes a earn-out adjustment of US$897 related to the Workarea acquisition. In January 2022 the Company carried out an assessment of the Purchase Price Consideration of Workarea’s acquisition, having identified an immaterial adjustment. The Purchase Price Consideration recognized on December 31, 2021, financial statements were based on a provisional assessment. In January 2022, the valuation sought by an independent valuation and assessment were completed. Also includes a fixed installment immaterial adjustment of
 US$244 related to the Ciashop acquisition
.

F-4
4

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

There were no events or changes in circumstances that indicate that the carrying amount of intangible assets with finite useful life may not be recoverable and therefore no impairment charges were recorded for the years 2022 and 2021.

14.1	Impairment tests for goodwill
In identifying its cash-generating units (“CGUs”), the Group considered the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets (or groups of assets). The group operates in many countries, however, all its operation is centralized in technological platforms where the group provides its services. Changes in the aggregation of assets into CGUs may occur due to a review of investment, strategic or operational factors, which could result in changes in the interdependencies between those assets and, consequently, alter the aggregation or breakdown of assets into CGUs or individual assets. Those technological platforms are segregated in 2 CGUs and the group manages those platforms as follows:

•
SMB platform: it is a platform for ecommerce which allows clients to create integrated stores to sell their products and manage their sales process with a focus on small and medium businesses. This platform has been managed and operated for a segregated team into the company, with dedicated developers and sales teams.

•
VTEX platform: it is a platform for ecommerce which allows clients to create integrated stores to sell their products and manage their sales process. This platform is segregated from SMB platform and focuses on large businesses and or accounts. This platform has also been managed and operated for a segregated team into the company, with dedicated developers and sales teams.

The

Indeva platform, which was an independent CGU in the year ended in 2021, is now tested with VTEX platform CGU as Indeva now benefits itself from this infrastructure after concluding the integration with VTEX in 2022.
The Group tests whether goodwill has suffered any impairment on an annual basis. For the 2022 and 2021 reporting years goodwill is monitored by management at the level of CGU.
The recoverable amount of the Group’s CGU is determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management. The discount rate applied to cash flow projections is 15.8% (2021 - 7.8% p.a.), and the growth rate applied to perpetuity cash flow is 7.5% (2021 - 2.5% p.a.)
The key assumptions used in determining the value in use calculation are as follows:

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

•	The discount rate applied to cash flow of 15.8% (2021 - 7.8% p.a.), was determined based on the risk-free interest rate, the equity risk premium, and industry beta.

F-4
5

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

•
The perpetuity growth rate of 7.5% (2021
 -
2.5% p.a.) was determined based on the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.

The Group performed its annual impairment test as of December 31, 2022, and 2021, which did not result in the need to recognize impairment losses on the carrying amount of goodwill.

15	Accounts payable and accrued expenses
The breakdown of accounts payable and accrued expenses is as follows:

	December 31, 2022	December 31, 2021
Trade payables	14,064	12,668
Accounts payable to related parties (note 22.2)	—	27
Social charges	5,537	7,048
Profit-sharing	9,484	7,203
Provision for vacation and benefits	5,506	4,333
Others	56	235

Total	34,647	31,514

Current	34,136	29,537
Non-current	511	1,977

16	Loans and financing

16.1	Breakdown of loans and financing
Loan and financing operations are summarized as follows:

	December 31, 2022	December 31, 2021
BNDES (i)	189	891
Itaú (ii)	964	2,388

Total	1,153	3,279

Current	1,153	2,087
Non-current	—	1,192

(i)
The Group raised R$15,577 (fifteen million five hundred seventy and seven thousand reais) corresponding to US$5,014 (five million
and
fourteen thousand US dollars) from Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social or BNDES) to finance the development of new ecommerce technologies on March 13, 2017. The BNDES credit facility has a contractual interest rate of 8.5% p.a. Payments are on a monthly basis for 48 months, with the first installment due in April 2019 and the last installment maturing in March 2023. The Group granted a bank guarantee equivalent to 30% of the total borrowed amount. The guarantee amount as at the reporting date is held by Itaú Bank in Brazil and is shown as restricted cash in note 6. This loan is not subject to financial covenants.

F-4
6

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

(ii)
In
June
2019, the Group raised €6,909 (six million nine hundred and nine thousand euros), corresponding to US$7,782 (seven million seven hundred and eighty-two
US dollars) with Itaú Bank for working capital purposes. On the same date, a swap was contracted to hedge against foreign exchange rate, converting the financial charges of the loan (1.77% p.a.) into an effective rate of CDI (*) + 2.65% p.a., designating the financial instrument as a fair value hedge (note 26.1(ii)). Payments are on a quarterly basis, with the last installment maturing in May 2023.

Under the terms of the loan contract, the Group is required to comply with the following financial covenant:
Ratio of net debt to EBITDA must be less than:
2021: 1.2X
2022: 1X
The Group has complied with the financial covenants of its borrowing facilities as of December 31, 2022 and 2021.
(*) CDI: means the Brazilian interbank deposit (
Certificado de Depósito Interbancário
) rate, which is an average of interbank overnight rates in Brazil.
Details of the Group’s exposure to risks arising from current and non-current
loans are set out in note 26.

16.2 Changes in loans and financing

	2022	2021
Opening balance on January 1	3,279	6,359
Loans from acquisition of subsidiaries	—	8,038
Payment of loans (i)	(2,651)	(11,002)
Interest charged	62	94
Interest paid	(56)	(104)
Basis adjustment on the fair value hedge (ii)	273	333
Exchange differences	246	(439)

Closing balance on December 31	1,153	3,279

(i)
In 2021 the amount of US$
7,919
was paid to a third party at the acquisition date to settle preexisting debts of WorkArea and US$
119
was paid to a third party post-acquisition date, which VTEX assumed in the business combination. Refer to note 3.2 a. for additional details.

(ii)
In June 2019, the subsidiary VTEX BRA designated the loan in euros with Itaú bank as a fair value hedge. Losses on the financial instrument that are measured at fair value have been recognized as a financial expense. Refer to note 26.1(ii) for additional detail.

17	Taxes payable
The breakdown of taxes payable is as follows:

	December 31, 2022	December 31, 2021
Income tax payable	673	524
Other taxes payable	3,615	4,671

Total	4,288	5,195

Current	4,128	5,035
Non-current (i)	160	160

(i)	Balance refers to sales taxes related to the WorkArea acqui sitio n.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

18	Contingencies
The
Group is party to civil and labor lawsuits involving loss risks. Provisions for losses resulting from lawsuits are estimated and updated by the Group, based on analysis from the Group’s legal advisors.
The breakdown of existing contingencies classified as probable by the Group, based on the evaluation of its legal advisors, which are recognized as a liability, is as follows:

	December 31, 2022	December 31, 2021
Civil	6	17
Labor	95	16
Tax	84	53

Total	185	86

The breakdown of existing contingencies classified as possible by the Group, based on the evaluation of its legal advisors, for which no provision was recognized, is as follows:

	December 31, 2022	December 31, 2021
Civil	118	123
Labor	—	189
Tax	878	10

Total	996	322

On October 9, 2020, Mirakl, Incorporated, filed a complaint for unspecified damages and preliminary and permanent injunctive relief in the United States District Court for the District of Massachusetts against our subsidiary VTEX Commerce Cloud Solutions LLC, or VTEX U.S., and certain of its employees that were formerly employed by the plaintiff.
On April 14, 2021, the court denied the motion to dismiss. On October 4, 2021, the court granted VTEX’s motion to appoint an independent expert to manage forensic discovery. On December 31, 2021, the court approved a forensic protocol to be employed by the independent expert. As of December 31, 2022, the parties are conducting discovery. Although VTEX plans to defend itself against such lawsuit, the Company is not able to predict the outcomes of such lawsuit at this current early stage. On December 31, 2022 and 2021, this contingency was classified as possible, however at the end of the reporting period it was not possible to estimate the future cash outflows at this stage of the lawsuit, and, therefore, it was not included in the table above.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

19	Shareholders’ equity

19.1	Issued capital
The total share capital is as follows:

	December 31, 2022	December 31, 2021
Number of ordinary nominative shares	188,992,529	191,028,642
Par value	0.0001	0.0001

Total issued capital	19	19

In July 2021, within the completion of the IPO, each of the existing shares (common shares) were converted into Class A or Class B shares. Therefore, the Company now has two classes of common shares: Class A common shares and Class B common shares. The rights of Class A common shares and Class B common shares holders are identical, except to voting, conversion, and transfer restrictions applicable to the Class B common shares. Each Class A common share is entitled to one vote. Each Class B common share is entitled to 10 votes and convertible into one Class A common share as provided in the Articles of Association. Holders of Class A common shares and Class B common shares vote together as a single class on all matters unless otherwise required by law. Refer to note 1.1 for additional details.

19.2	Capital reserve

a.	Issue of ordinary shares as consideration for a business combination
Acquisition of subsidiary Dlieve
In November 2020, the Group paid a total amount of US$

through the issue of
22,455
shares
to the sellers. The total amount was classified in capital reserve.
In January 2021, a portion of the
earn-out
on the acquisition of Dlieve was paid in shares. The amount of US$3 was paid through the issuance of 456 shares with a par value of US$0.0001 per share. The difference between the par value of the shares and the total amount paid was classified as capital reserve.
In
June 2021, a portion of the
earn-out
on the acquisition of Ciashop, Indeva, and Suiteshare was paid in shares. The amounts of US$22, US$200, and US$1,244 were paid through the issue of VTEX shares with a par value of US$0.0001 per share for 2, 139, and 110 thousand shares, respectively. The difference between the par value of the shares and the total amount paid was classified in capital reserve.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

In January
2022
, a portion of the
earn-out
on the acquisition of Dlieve was paid in shares. The amount of US$
3
was paid through the issuance of

shares with a par value of US$
0.0001
per share. The difference between the par value of the shares and the total amount paid was classified as capital reserve.

b.	Capital contribution and buyback of shares
In July 2020 VTEX Group bought back
363.1
 thousand shares (US$

)
from existing shareholders
and
immediately canceled those shares.
In September 2020, VTEX Group received a capital contribution of US$126.6 million by issuing 14.3 million new shares to investors. On the same day the Group bought back 11.4 million shares (US$100.3 million) from existing shareholders and immediately canceled those shares.
In October 2020, the Group bought back 9 thousand shares (US$79.6) from existing shareholders and immediately canceled those shares.
In November 2020, VTEX Group received a capital contribution of US$30 million by issuing 3.4 million new shares to investors. On the same day the group bought back 3.4 million shares from existing shareholders by the same amount of US$30 million and immediately canceled those shares.
In January 2021, VTEX Group bought back 21.7 thousand shares (US$192) from existing shareholders and immediately canceled those shares.
In February 2021, VTEX Group bought back 10.2 thousand shares (US$90) from existing shareholders and immediately canceled those shares.
In March 2021, VTEX Group received a capital contribution of US$1,000 by issuing 113.1 thousand new shares to investors, mainly classified in the capital reserve account, and bought back 5.2 thousand shares (US$46) from existing shareholders and immediately canceled those shares.
In May 2021, VTEX Group bought back 7 thousand shares (US$79) from existing shareholders and immediately canceled those shares.
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

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

Share repurchase program
On August 08, 2022 the Board of Directors authorized the repurchase of shares of the Company’s Class A common shares for an aggregate consideration of up to US$30 million and it is scheduled to expire on August 08, 2023. Repurchases under the Company’s program may be made from time to time in the open market or privately negotiated transactions in accordance with applicable laws, including the Securities and Exchange Commission Rule
10b-18.
The timing of repurchases will depend on factors including market conditions and prices, the Company’s liquidity requirements and alternative uses of capital. Any repurchased shares may be canceled or remain available for use in connection with its equity incentive plans and for other corporate purposes.
In 2022, 3,287,960 Class A common shares were repurchased on the program for the amount of US$12,723, and during the last quarter of 2022 the Group canceled 3,206,936 Class A common shares also as part of the program. The Company has also incurred in US$ 75 with transaction costs related to the repurchase of shares.
On December 31, 2022, the Company holds 81,024 (December 31, 2021 – 0) Class A common shares in treasury.

c.	Share-based payment
The Group has equity-settled compensation plans. Refer to note 25 for additional details.

d.	Acquisition of non-controlling interests
In

January 2021, the Group acquired
3.46
% interest in the voting shares of VTEX ARG, increasing its ownership interest from
96.54
% to
100
%. Cash consideration of
2,400
 million Argentine Pesos (corresponding to US$
27
at the acquisition date) will be paid to the
non-controlling
shareholders for up to
5
years. As of December 31, 2022, the payable amount translated to the presentation currency is US$
22
.
The effect on the equity attributable to the owners of VTEX during the year is summarized as follows:

Thousands of US$
Cash consideration to be paid to former non-controlling shareholders	(27)
Carrying value of the additional interest in VTEX ARG	123

Difference recognized in capital reserve	96

In May 2021, the Group acquired 0.04% interest in the voting shares of VTEX MEX, increasing its ownership interest from 99.95% to 99.99%. Cash consideration of 1.5 Mexican Pesos (corresponding to US$0.1 at the acquisition date) paid to the non-controlling
shareholder.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise
indicated

e.	Transactions with non-controlling interests
In 2022, the Group’s interest in Loja Integrada went from 99.87% to 99.58%, due to the issue of shares from the exercise of stock options and RSUs vestings, impacting the equity attributable to non-controlling
interests in US$13. The carrying amount of Loja Integrada net assets in the Group’s consolidated financial statements on December 31, 2022 was US$4,578 (December 31, 2021 – US$5,160).

f.	Other reserves
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
The Group revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020

Subscriptions	162,132	129,292	100,611
Taxes on subscriptions	(13,657)	(10,826)	(7,245)

Subscription revenue	148,475	118,466	93,366

Services provided	9,799	8,154	5,599
Taxes on services	(654)	(847)	(289)

Services revenue	9,145	7,307	5,310

Total revenue	157,620	125,773	98,676

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

20.2	Contract assets and deferred revenue related to contracts with customers
The Group has recognized the following contract assets and deferred revenue related to contracts with customers:

	December 31, 2022	December 31, 2021
Current contract assets relating to subscription	21,310	22,151
Current contract assets relating to services	2,096	2,917
Loss allowance	(101)	(150)

Total contract assets	23,305	24,918

Current	17,873	18,775
Non-current	5,432	6,143
Deferred revenue - subscription	31,504	30,735
Deferred revenue - services	2,751	2,067

Total deferred revenue	34,255	32,802

Current	20,332	16,598
Non-current	13,923	16,204
Contract assets refer to consulting and subscription services to be invoiced in future periods according to the terms and conditions of the contracts.
Deferred revenue refers to vouchers from subscription contracts and consulting services. Refer to Note 2.19 for further details of voucher fees.

21	Costs and expenses
The operating costs and expenses by nature are as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Personnel (i)	122,988	109,368	46,280
IT Outsourcing, software and hosting expenses (ii)	40,229	37,860	24,783
Marketing and events	8,720	8,649	3,861
Outsourced services (iii)	20,204	23,493	10,383
Traveling	4,223	2,224	1,071
Depreciation and amortization	4,616	4,072	2,400
Facilities	2,906	2,211	1,570
Expected credit losses	852	887	972
Other	2,801	2,938	837

Total	207,539	191,702	92,157

Subscription cost	41,408	38,380	27,801
Services cost	11,424	11,212	7,050
General and administrative	28,348	31,889	13,961
Sales and marketing	67,798	63,521	23,844
Research and development	57,205	45,186	19,039
Other losses	1,356	1,514	462

Total	207,539	191,702	92,157

(i)	This amount refers to personnel compensation (such as wages and benefits) and share-based compensation (refer to note 25 for additional details on share-based compensation).

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

(ii)	The total amount in IT Outsourcing, software and Hosting expenses refers mainly to hosting and cloud vendors expenses.
(iii)	The increase in outsourcing expenses in 2021 is due to the use of services related to the IPO in 2021, which were not incurred in 2022.

22	Related party transactions

22.1	Key management personnel compensation
Remuneration paid or payable to key management personnel of VTEX for services rendered is as follows:

	December 31, 2022	December 31, 2021	December 31, 2020
Total short-term remuneration of key management personnel	3,107	3,010	2,441
Share-based compensation	5,116	5,262	987

Total	8,223	8,272	3,428

22.2	Balances with related parties
As of December 31, 2021, the Group has a liability of US$27 related to the acquisition of non
-controlling
interest on VTEX ARG (refer to note 19.2(d)) for additional details).
As at December 31, 2022, the Group does not have any balance with related parties.

23	Financial result, net

	December 31, 2022	December 31, 2021	December 31, 2020
Interest and dividend earned on bank deposits and financial investments	2,252	264	556
Foreign exchange gains	7,321	3,035	2,058
Gains from fair value of financial instruments (i)	4,822	2,317	174
Gains from marketable securities and short-term investments (ii)	9,079	1,614	1,116
Other financial income	296	184	—

Financial income	23,770	7,414	3,904

Foreign exchange losses	(8,505)	(4,223)	(4,401)
Losses from fair value of financial instruments (i)	(2,458)	(2,510)	(582)
Interest on loans	(62)	(94)	(219)

Interest on lease liabilities	(671)	(696)	(775)
Losses from marketable securities and short-term investments (ii)	(13,845)	(974)	—
Adjustment of hyperinflation	(5,175)	(2,274)	(779)
Other financial expenses	(685)	(1,287)	(282)
Financial expense	(31,401)	(12,058)	(7,038)

Financial result, net	(7,631)	(4,644)	(3,134)

(i)	Refers to gain and losses on change in the fair value of derivative financial inst ru ments and earn-out (Refer to note 26.1).
(ii)	Refers to short-term investment losses given rising interest rates (Refer to note 7).

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

24	Earnings (loss) per share
Basic

earnings (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of common stock outstanding during the year.
Diluted earnings per share are computed by affecting all potential weighted average dilutive common stock, including options and restricted stock units.
The
following table contains the loss per share of the Group for the years ended December 31, 2022, 2021 and 2020:

	December 31, 2022	December 31, 2021	December 31, 2020

Loss attributable to the stockholders of the Group	(52,419)	(60,514)	(825)
Weighted average number of outstanding common shares (thousands)	190,695	181,554	168,350

Basic and diluted loss per share	(0.275)	(0.333)	(0.005)

As of December 2022, 2021 and 2020, the number of shares used to calculate diluted net loss per share of common stock attributable to common stockholders is the same as the number of shares used to calculate basic net loss per share of common stock attributable to common stockholders for the year presented because the potentially dilutive shares would have been anti-dilutive if included in the calculation. The number of the potentially dilutive shares that would have been anti-dilutive is disclosed in note 25.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

25	Share-based compensation

25.1	Share-based compensation: VTEX
Prior to November 2021, certain members of management and employees received share-based compensation under a share option plan and a restricted share plan, or the
Pre-IPO
plans. Although grants made pursuant to the
Pre-IPO
plans prior to the adoption of the 2021 Share Plan (as defined below) remain valid, the outstanding pools of the
Pre-IPO
plans have been canceled and no additional grants may be made. VTEX has awarded 6,368,130 stock options and 1,441,305 restricted share units under the
Pre-IPO
plans that are currently outstanding and not exercised or
settled.
On
November 11, 2021, the Board of Directors approved the VTEX 2021 Share Plan, or the 2021 Share Plan, substituting the
Pre-IPO
plans.
Eligible
participants of the 2021 Share Plan include certain members of management and employees. Beneficiaries under 2021 Share Plan may be granted stock options and/or restricted shares units on certain determined criteria. The final eligibility of any beneficiary to participate in the 2021 Share Plan is determined by the Board of Directors.
On November 7, 2022, the Board of Directors amended and restated the 2021 Share Plan and authorized an increase of the number of shares that were available to be issued under the 2021 Share Plan (the “Plan Share Reserve”) to include (i) an additional 2,600,000 Class A common shares to be reserved for issuance to offset an aggregate of approximately 2,600,000 stock options and restricted stock units that were previously granted under
Pre-IPO
Plans and have been since forfeited or were expected to be forfeited by December 31,
2022.
As
of December 31, 2022, VTEX has awarded 3,345,616 stock options and 2,067,889 restricted share units under the 2021 Share Plan that are currently outstanding and not exercised. 515,177 Class A common shares remain available for issuance under the 2021 Share Plan, amended and restated. Pursuant to the terms of the 2021 Share Plan, the Plan Share Reserve automatically renews on the first day of each fiscal year, by a number of Class A common shares equal to (1) 1.8% of the outstanding share capital on the last day of the immediately preceding fiscal year or (2) the number of Class A common shares as otherwise determined by the Board of
Directors.
Both stock options and Restricted Stock Units instruments (“RSUs”) are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

F-
56

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

Set out below are summaries
of options granted under the
plans:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value

At January 1, 2020	6,880	0.71	5.03	0.50

Granted during the year	7,382	10.41	—	5.01
Forfeit during the year	(815)	7.79	—	4.11
Migration to RSU	(2,587)	1.48	—	1.48
Exercised during the year	(1,182)	1.38	—	0.42

At December 31, 2020	9,678	2.90	5.65	0.68

Granted during the year	1,799	10.66	—	5.10
Forfeit during the year	(156)	8.76	—	4.44
Exercised during the year (i)	(2,512)	1.44	—	0.44

At December 31, 2021	8,809	4.78	5.37	1.58

Granted during the year	3,910	4.39	—	1.98
Forfeit during the year	(2,508)	7.22	—	3.19
Exercised during the year (i)	(497)	1.14	—	0.46

At December 31, 2022	9,714	4.18	4.37	1.41

Stock options exercisable as of December 31, 2022	3,270	3.82	3.95	1.07

(i)	The number of stock options withheld for tax purposes was 79 thousand shares (25 thousand shares in 2021).
The
fair value of the stock options granted was calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

•	Strike Price - Average price weighted by the quantity granted;

•	Target Asset Price – The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;

•	Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;

•	Volatility - According to comparable peer entities listed on the stock exchange.
The
weighted av
er
age inputs used in the year ended December
31
, 2022:

•	Target Asset Price – US$ 4.40 per share (December 31, 2021 – US$ 10.72 per share)

•	Risk-Free Interes t Ra te – 3.83% (December 31, 2021: 1.14%)

•	Volatility – 55.68% (December 31, 2021: 51.89%)

•	Expected dividend: None
The
following table sum
m
arizes the RSU granted under the
plan:

	Number of RSUs (thousands)	Weighted average grant date fair value

At January 1, 2020	—	—

RSU granted due to migration	2,343	1.57
RSU granted (ordinary grants)	276	1.27
Forfeit during the y ear	(36)	0.65

At December 31, 2 020	2,583	1.37

RSU granted	1,619	13.88
Forfeit during the year	(576)	3.34
Settled (i)	(625)	1.57

At December 31, 2021	3,001	7.70

RSU granted	2,354	5.94
Forfeit during the year	(940)	7.91
Settled (i)	(906)	5.86

At December 31, 2022	3,509	6.94

(i)	The number of RSUs withheld for tax purposes was 234.1 thousand shares (125 thousand shares in 2021).
The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.
In
 November 2022, the Group modified some stock option instruments, changing the original vesting period and exercise price, and migrated some stock option instruments to RSU. Such modifications were carried out to reflect the recent fall in the company’s share price. The total incremental fair value of US$
1,527
will be recognized as an expense over the period from the modification date to the end of the vesting period. The expense for the original option granted will continue to be recognized as if the terms had not been modified. The fair value of the modified options was determined using the same models and principles of the original contract.
For
 the year ended December 31, 2022, there was US$
16,538
(US$
26,997
in 2021 and US$
2,744
in 2020) of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of
1.84
years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.
The
 total expense, including taxes and social charges related to the share-based compensation plan for the year ended December 31, 2022, was US$
12,390
(US$
18,857
in 2021 and US$
2,803
in 2020). For the year ended December 31, 2022, the Group recorded in the capital reserve the amount of US$
12,066
(US$
8,736
in 2021 and R$
2,803
in 2020
).

25.2	Share-based compensation: Loja Integrada
On
 April 29, 2021, VTEX introduced a new share-based compensation plan to selected directors and employees as a stock option and RSU plan in Loja Integrada, a subsidiary wholly owned. This share-based compensation plan also has RSU and Stock Options. Under both stock option plan and RSUs, the options have a term of 7 years as of the grant date. They are exercisable as long as the director or employee fulfills the worked periods after the
options are granted.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

Set out below are summaries of options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2020	—	—	—	—

Granted during the year	23.57	12.37	—	5.47
Forfeit during the year	—	—	—	—
Exercised during the year	—	—	—	—

At December 31, 2021	23.57	12.37	6.35	5.47

Granted during the year	—	—	—	—
Forfeit during the year	(15.15)	12.78	—	5.82
Exercised during the year	—	—	—	—

At December 31, 2022	8.42	13.48	5.35	5.66

Stock options exercisable as of December 31, 2022	6.31	13.48	5.35	5.49

The fair value of the stock options granted was calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

•	Strike Price - Average price weighted by the quantity granted;

•	Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;

•	Risk-Free Interest Rate - Future CDI, according to the contractual term;

•	Volatility - According to comparable peer entities listed on the stock exchange.
The weighted average inputs used in the twelve-month period ended December 31, 2022:

•	Target Asset Price - No t applicable for the period (December 31, 2021 – US$ 13.06 per share)

•	Risk-free interest rate in Brazilian Reais - No t applicable for the period (December 31, 2021: 8.81%)

•	Volatility - No t applicable for the period (December 31, 2021: 47.69%)

•	Expected dividend: None
The following table summarizes the RSU granted under
the
plan:

	Number of RSUs (thousands)	Weighted average grant date fair value

At December 31, 2020	—	—
RSU granted	94.90	11.22
Settled (i)	(11.87)	11.22

At December 31, 2021	83.03	11.22

RSU granted	327.27	6.54
Forfeit during the year	(76.24)	10.70
Settled (i)	(48.78)	9.69

At December 31, 2022	285.28	6.42

(i)	The number of RSUs withheld for tax purposes was 8.3 thousand shares.
For the year ended December 31, 2022, there was US$1,026 (2021 – US$942) of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 1.98 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

F-5
8

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the year ended December 31, 2022, was US$363 (US$728 in 2021). For the year ended December 31, 2022, the Group recorded in the capital reserve the amount of US$581 (US$481 in
2021).

25.3	Amounts recognized in the statement of profit or loss
The following table illustrates the classification of share-based compensation in the Consolidated Statements of profit and loss which includes both share-based compensation of VTEX and Loja Integrada, which includes social charges and taxes:

	December 31, 2022	December 31, 2021	December 31, 2020

Subscription cost	(502)	(696)	(84)
Services cost	(156)	(376)	(78)
General and administrative	(4,366)	(7,087)	(1,011)
Sales and marketing	(2,885)	(5,530)	(991)
Research and development	(4,844)	(5,896)	(1,131)

Total	(12,753)	(19,585)	(3,295)

26	Financial Instruments

26.1	Financial instruments by category

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

F-
59

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

The Group has the following financial instruments valued at amortized cost:

	December 31, 2022	December 31, 2021
Financial assets:
Cash and cash equivalents	24,394	121,006
Restricted cash	1,608	1,183
Marketable securities	10,119	—
Trade receivables	42,276	40,825

Total	78,397	163,014

Financial liabilities:
Trade payables	14,064	12,695
Lease liabilities	5,635	5,991
Loans and financing	1,153	3,279
Accounts payable from acquisition of subsidiaries	—	1,470

Total	20,852	23,435

(ii)	Financial instruments valued at fair value through profit or loss
The Group has the following financial instruments valued at fair value through profit or loss:

	Carrying amount
	December 31, 2022	December 31, 2021
Financial assets:
Short-term investments	204,045	177,191
Derivative financial instruments (i)	117	—

Total	204,162	177,191

	Carrying amount
	December 31, 2022	December 31, 2021
Financial liabilities:
Derivative financial instruments	—	133
Accounts payable from acquisition of subsidiary (“earn out”)	299	4,953

Total	299	5,086

(i)
In 2022, VTEX ARG had positions in future derivative financial instruments raised through Matba Rofex designated as forei
g
n exchange protection for intercompany loans obtained with VTEX UK, with a total notional value of US$5,000 and last maturity date in March 2023.

The Group uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under “financial results, net.”
For the years ended December 31, 2022 and 2021 the Group had positions in Swap derivative financial instruments designated as a hedge of foreign currency debt, raised through Itaú bank. The hedge contracts had maturity dates equal to those of the loan raised in foreign currency (note 16), which was also raised through Itaú bank. The contract is due May 2023. Additionally, on December 31, 2022, the Group also had positions in future derivative financial instruments designed as a hedge of foreign currency risk related to intercompany transactions. The hedge contracts had maturity dates equal to those of the principal, which was raised through Matba Rofex. The last hedge contract is due March 2023.

F-6
0

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

The following amounts were recognized in profit or loss in relation to financial instruments:

	December 31, 2022	December 31, 2021	December 31, 2020
Net gain (loss) on financial instruments	2,364	(193)	(174)

The following amounts were recognized in profit or loss in relation to marketable securities and short-term investments:

	December 31, 2022	December 31, 2021	December 31, 2020
Net gain (loss) on marketable securities and short-term investments	(4,766)	640	1,116

a.	Fair value hierarchy
This section provides details about the judgments and estimates made for determining the fair values of the financial instruments recognized and measured at fair value in the financial statements. The Group has classified its financial instruments into the three levels prescribed under the accounting standards to indicate the reliability of the inputs used in determining fair value. An explanation of each level follows underneath the table.

	December 31, 2022
	Level 1	Level 2	Level 3
Assets
Short-term investments	204,045	—	—
Derivative financial instruments	—	117	—
Liabilities
Accounts payable from acquisition of subsidiary (“earn-out”)	—	—	299

	December 31, 2021
	Level 1	Level 2	Level 3
Assets
Short-term investments	177,191	—	—
Liabilities
Derivative financial instruments	—	133	—
Accounts payable from acquisition of subsidiary (“earn-out”)	—	—	4,953

F-6
1

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

There were no transfers between levels 1, 2, and 3 for recurring fair value measurements during the year.

The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as of the end of the reporting period.

•
Level
 1
: The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

•
Level
 2
: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter
derivatives) is determined using valuation techniques that maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	Level 3 : If one or more of the significant inputs are not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.
Specific valuation techniques used to value financial instruments could include:

•	the use of quoted market prices or dealer quotes for similar instruments

•	for interest rate swaps – the present value of the estimated future cash flows based on observable yield curves

•	for foreign currency forwards - the present value of future cash flows based on the forward exchange rates at the balance sheet date
The majority of the resulting fair value estimates are included in level 1, except for a contingent consideration payable
(“earn-out”),
where the fair values have been determined based on present values and the discount rates used were adjusted for counterparty or own credit risk.
Fair value measurements using significant unobservable inputs (level 3)
The fair value of the
earn-out
classified as level 3 is calculated based on the judgment of the Group and the probability of meeting the goals of each acquisition made during the year. The sale and purchase agreement of each acquisition is established if the clients of the acquired entities migrate to the Groups platform and reach an agreed amount, the seller will be entitled to an earn-out.
As at December 31, 2022, the fair value of the
earn-out
amounts US$299 (2021- US$4,953). Refer to note 3 for more details about the earn-out.
The following table presents the changes in level 3 items for the year ended on December 31, 2022:

	2022	2021
Opening balance on January 1	4,953	542
Acquisitions of subsidiaries	—	6,483
Payments of principal/finance charges - earn-out	(916)	(1,378)
Earn-out adjustment	(3,740)	(785)
Exchange differences	2	91

Closing balance on December 31	299	4,953

F-6
2

VTEX
Notes to the consolidated financial statements
In th
ousands of U.S. dollars, unless otherwise indicated

b.	Fair values of other financial instruments (unrecognized)
The Group also has several financial instruments which are not measured at fair value in the balance sheet. As at December 31, 2022, these instruments’ fair values are not different from their carrying amounts since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Differences were identified for the following instruments at December 31, 2022:

	Carrying amount	Fair value
Financial assets:
Marketable securities	10,119	9,948

Total	10,119	9,948

Financial liabilities:
Loans and financing	1,153	990

Total	1,153	990

26.2	Financial risk management
The risk management of the Group is predominantly controlled by a central treasury department (Group treasury) under policies approved by the board of directors. Group treasury identifies, evaluates, and hedges financial risks in close co-operation
with the Group’s operating units. The board provides written principles for overall risk management and policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivatives and non-derivative
financial instruments, and investment of excess liquidity.
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

F-6
3

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

(ii)	Impairment of financial assets
The Group has a single type of financial assets that is subject to the expected credit loss model:

•	Trade receivables from consulting services and subscriptions;
The expected credit losses for financial assets are based on assumptions about risk of default and expected loss rates. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s history and existing market conditions at the end of each reporting period. Details of the key assumptions and inputs used are disclosed below.

(iii)	Trade receivables and contract assets
The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected credit losses for all trade receivables and contract assets.
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
To define the loss rate, clients were split into 4 different groups as follows:

•	Tier 1 – Clients with yearly GMV greater than 20 million US dollars.

•	Tier 2 – Clients with yearly GMV between 1 and 20 million US dollars.

•	Tier 3 – Clients with yearly GMV below 1 million US dollars.

•	Other – Clients that do not sell through VTEX platform, such as marketplaces and partners or clients that operate only through business units other than VTEX, such as SMB.
The tier hypothesis was taken into consideration because of the nature of the businesses in each tier. The tier 1 clients, for example, have higher revenue, thus the fixed amount paid related to the take rate is lower, so the more they sell, the more they pay for VTEX. This is a large risk reducer, because when the client has a larger cash flow coming from its commerce operation, they also have a larger invoice, reducing the risk of the invoice not getting paid. For tier 3 clients the fixed amount is larger compared to the variable one, and if the client does not sell much the invoice will not reduce as much as in a tier 1 client. The Group expects that the tier 1 clients would have a lower aging rate than tier 3 and 2 clients.

F-6
4

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

As of December 31, 2022 and 2021 the percentage provision per type of customer/revenue and age of balance are as follows:

	Days past due
	As of December 31, 2022
	Current	More than 30	More than 60	More than 120	More than 180	More than 270	More than 300
Tier 1	0.28%	1.66%	4.18%	16.82%	47.00%	87.08%	100.00%
Tier 2	0.43%	10.86%	24.25%	50.98%	68.68%	92.28%	100.00%
Tier 3	1.15%	18.72%	30.24%	56.91%	77.94%	96.91%	100.00%
Others	0.92%	5.61%	12.50%	74.13%	95.64%	98.57%	100.00%

	Days past due
	As of December 31, 2021
	Current	More than 30	More than 60	More than 120	More than 180	More than 270	More than 300
Tier 1	0.35%	2.12%	5.93%	24.68%	53.91%	87.56%	100.00%
Tier 2	0.57%	11.78%	26.32%	53.94%	71.59%	95.92%	100.00%
Tier 3	1.61%	28.20%	50.25%	80.79%	86.94%	95.85%	100.00%
Others	1.86%	9.75%	14.68%	45.79%	77.04%	96.97%	100.00%
Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.
The trade receivables by aging list and the reconciliation of expected credit losses to the opening loss are disclosed on note 8.
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

F-6
5

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

	Less than 1 year	Between 1 and 2 years	More than 2 years
December 31, 2022
Non-derivatives
Account payables	34,136	372	208
Loans and financing	1,153	—	—
Lease liabilities	1,898	1,804	2,437
Accounts payable from acquisition of subsidiaries	299	—	—
Other liabilities	70	—	—

Total non-derivatives	37,556	2,176	2,645

	Less than 1 year	Between 1 and 2 years	More than 2 years
December 31, 2021
Non-derivatives
Account payables	29,537	1,243	836
Loans and financing	2,087	1,253	—
Lease liabilities	1,105	1,471	3,665
Accounts payable from acquisition of subsidiaries	4,260	2,274	—
Other liabilities	133	190	—

Total non-derivatives	37,122	6,431	4,501

Derivatives
Net settled	133	—	—

Total derivatives	133	—	—

c.	Market risk

(i)	Foreign Currency risk
The Group considers itself exposed
mainly
to market risk associated with unfavorable foreign currency movements related to contracts and investments in its subsidiaries as well as in costs and expenses.
The Group is hedging the exposure to foreign currency risk related to loans obtained with related parties and third parties. Refer to note 26.1 for additional details.
Foreign currency sensitivity analysis
The table below shows the impact on the Group’s net revenues, costs, operation expenses, net income (loss) from operation and equity for a positive and a negative 10% fluctuation as of December 31, 2022 for all subsidiaries with a functional currency other than U.S dollar.

F-6
6

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

	Foreign currency sensitivity analysis
	-10%	Actual	+10%
Net revenue	143,420	157,620	171,820
Costs and operating expenses	(190,016)	(207,539)	(225,062)

Loss from operation	(46,596)	(49,919)	(53,243)

Total Shareholders’ equity	278,001	274,677	271,354
A sensitivity analysis is set out below, showing a scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a range of 10% in the foreign exchange rates).

	Exposure at December 31, 2022	Risk	-10%	10%
Assets	12,171	Brazilian Real /U.S. Dollar (2021 – 5.57 2022 – 5.29)	1,217	(1,217)
Liabilities	(2,603)		(260)	260

	9,568		957	(957)

Assets	114	Argentine Peso/U.S. Dollar (2021 – 102.69 2022 – 177.10)	11	(11)
Liabilities	(8,647)		(865)	865

	(8,533)		(854)	854

Assets	115	Mexican Peso/U.S. Dollar (2021 – 20.45 2022 – 19.48)	12	(12)
Liabilities	—		—	—

	115		12	(12)

Assets	5,356	British Pounds/U.S. Dollar (2021 – 0.74 2022 – 0.83)	536	(536)
Liabilities	(1,894)		(189)	189

	3,462		347	(347)

Assets	579	Colombian Peso/U.S. Dollar (2021 – 4,068.51 2022 – 4,846.04)	58	(58)
Liabilities	(535)		(54)	54

	44		4	(4)

Assets	240	Peruvian sol/ U.S. Dollar (2021 – 3.99 2022 – 3.81)	24	(24)
Liabilities	(973)		(97)	97

	(733)		(73)	73

Assets	1,589	Chilean Peso/ U.S. Dollar (2021 – 851.60 2022 – 852.17)	159	(159)
Liabilities	(661)		(66)	66

	928		93	(93)

Total at December 31, 2022	4,851		486	(486)

F-6
7

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

	Exposure at December 31, 2021	Risk	-10%	10%
Assets	4,147	Brazilian Real /U.S. Dollar (2020 –5.20 2021 – 5.57)	415	(415)
Liabilities	(6,216)		(622)	622

	(2,069)		(207)	207

Assets	97	Argentine Peso/U.S. Dollar (2020 – 84.17 2021 – 102.69)	10	(10)
Liabilities	(2,862)		(286)	286

	(2,765)		(276)	276

Assets	271	Mexican Peso/U.S. Dollar (2020 – 19.92 2021 – 20.45)	27	(27)
Liabilities	(2,881)		(288)	288

	(2,610)		(261)	261

Assets	15,730	British Pounds/U.S. Dollar (2020 – 0.73 2021 – 0.74)	1,573	(1,573)
Liabilities	(1,228)		(123)	123

	14,502		1,450	(1,450)

Assets	8	Colombian Peso/U.S. Dollar (2020 – 3,438.59 2021 – 4,068.51)	1	(1)
Liabilities	(1,920)		(192)	192

	(1,912)		(191)	191

Assets	525	Peruvian sol/U.S. Dollar (2020 – 3.62 2021 – 3.99)	53	(53)
Liabilities	(1,193)		(119)	119

	(668)		(66)	66

Assets	472	Euro/U.S. Dollar (2021 – 0.88)	47	(47)
Liabilities	(41)		(4)	4

	431		43	(43)

F-6
8

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

Assets	176	Romanian leu/U.S. Dollar (2021 – 4.35)	18	(18)
Liabilities	(10)		(1)	1

	166		17	(17)

Assets	597	Chilean Peso/U.S. Dollar (2020 – 711.25 2021 – 851.60)	60	(60)
Liabilities	(407)		(41)	41

	190		19	(19)

Total at December 31, 2021	5,265		528	(528)

(ii)	Interest rate risk
The interest risk arises from the possibility of the Group incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.
The Group’s exposure to market risk for changes in interest rates relates primarily to the cash, cash equivalents, restricted cash, marketable securities and short-term investments. The Group investments are made for capital preservation purposes, and the Group does not enter into investments for trading or speculative purposes. The Group’s trade receivables account payable, and other liabilities do not bear interest.
The Group’s cash, cash equivalents, restricted cash, marketable securities and short-term investments consist primarily of interest-bearing accounts held by our parent company in USD. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, the Group maintains its portfolio of cash equivalents in a variety of investment-grade securities, which include commercial papers, money market funds, and government and non-government
debt securities. Because of the short-term maturities of the Group’s cash, cash equivalents, restricted cash, and marketable securities, as of December 31, 2022, we are not materially exposed to the risk of changes in market interest rates.
The Group also has financial liabilities that are exposed to interest rate risk, as described in note 16.1. Such liabilities are exposed to the long term interest rate based on inflation in Brazil (“TJLP”) and Brazilian interbank deposit rate (
Certificado de Depósitos Interbancários
or
“CDI”)
, which is an average of interbank overnight rates in Brazil.

26.3	Capital management
The policy of the Group is to maintain a strong capital base to secure investor, creditor, and market confidence and also to sustain future development of the business. Management monitors the return on capital.
In addition, the Group objectives to manage capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for optimistic opportunities.

F-
69

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
The Group monitors capital based on the adjusted net cash / net debt. Adjusted net cash / net debt is calculated as adjusted cash (including cash equivalents, marketable securities and short-term investments in the consolidated statement of financial position), net of debt (loans and financing, lease liabilities and accounts payable from acquisition of subsidiaries as shown in the consolidated statement of financial position)
The Group’s strategy is to keep positive adjusted net cash. The adjusted net cash as of December 31, 2022 and 2021 was as follows:

	December 31, 2022	December 31, 2021
Loans and financing	1,153	3,279
Lease liabilities	5,635	5,991
Accounts payable from acquisition of subsidiaries	299	6,423
(-) Cash and cash equivalent	(24,394)	(121,006)
(-) Short-term and Marketable securities	(214,164)	(177,191)

Adjusted net cash/debt	(231,471)	(282,504)

Total Equity attributable to VTEX’s shareholders	274,658	327,182

Financial leverage ratio	84.28%	86.34%

27	COVID-19 impact
The
COVID-19
pandemic spread rapidly in 2020, with many cases. Measures taken by various governments to contain the virus have affected economic activity. Throughout 2021 commerce has experienced growth, with increasing vaccination and a perspective of return to normalcy. In November 2022, a new wave of
COVID-19
hit China, which is evaluating social and sanitary mechanisms to reduce the impact on its economy. The Group has taken several measures to monitor and mitigate the effects of
COVID-19,
such as safety and health measures for its directors and employees (such as social distancing and working from home).
At this stage, the impact on the Group’s business and results has been positive. As the Group operates in an online environment, the Company has found increased demand for its products and services.
The Group has not accessed any revolving line of credit or loans nor modified the periods of payments of other financial liabilities. Also, the terms and conditions with customers have remained the same, and because of the business model, there is no expected delay in the collection of trade receivables.
The financial statements are prepared on an ongoing basis, and there is no doubt regarding the Group’s ability to continue it for further periods.

F-7
0

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

The Group will continue to follow the various government policies in each country in which the Group operates. In parallel, the Company will do its utmost to continue operations in the best and safest way possible without jeopardizing the health of the Company’s employees.

F-7
1

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

28	Russian invasion of Ukraine
In late February 2022, Russian military forces launched significant military action against Ukraine and continued sustained conflict and disruption in the region are likely. In response to Russia’s invasion of Ukraine, the United States, the European Union, the United Kingdom and several other countries have imposed far-reaching
sanctions and export control restrictions on Russian entities and individuals.
As the Group does not have financial exposure in Russia and Ukraine, the Company has not been impacted by the conflict so far. The Company will continue to monitor this situation to further evaluate possible future impacts on our operations.

29	Subsequent events
During January and February of 2023, the Company has canceled 815,065 Class A common shares, of which 81,024 shares were held in treasury as of December 31, 2022, and 734,041 were repurchased after December 31, 2022, under the repurchase share program.

F-7
2