Form 20-F
period 2023-12-31
VTEX
filed 2024-02-27
CIK 1793663

As filed with the Securities and Exchange Commission on February 27, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
The number of outstanding shares as of December 31, 2023 was
77,392,906
Class A common shares and 106,634,102 Class B common shares.
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
12b-2
of the Exchange Act.

Large accelerated filer	☐	Accelerated filer ☒	Non-accelerated filer	☐

			Emerging growth company	☒
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
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐   Item 18 ☐.
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act). Yes ☐ No ☒

1

2

3

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

•	our ability to successfully acquire new businesses as clients, acquire clients in new industry verticals and appropriately manage our international expansion;

•	our ability to meet our contractual commitments with our customers and to offer high quality customer support;

•	general economic, political and business conditions and their impact on our business, notably with respect to inflation and interest rates and their impact on the discretionary spending of businesses;

•

risks associated with macroeconomic uncertainty and geopolitical risk, including the consequences and the impacts of the ongoing conflicts between Russia-Ukraine and Hamas-Israel in the Gaza Strip, which could limit our ability to grow our business and expand to new countries;

•	the impact of substantial and increasing competition in our market, innovation by our competitors, and our ability to compete effectively;

•	our compliance with applicable regulatory and legislative developments and regulations and legislation that currently apply or become applicable to our business as we continue to grow;

•	our ability to attract and retain qualified personnel while controlling our personnel related expenses;

•	our ability to obtain, maintain, protect, enforce and enhance our brand and intellectual property and proprietary rights;

•	our ability to maintain our classification as an emerging growth company under the JOBS Act;

•	health crises, including due to pandemics and government measures taken in response thereto;

•	other factors that may affect our financial condition, liquidity and results of operations; and

•	the other factors discussed under section “Risk factors” in this annual report on Form 20-F.

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

Cohort means a group of customers that received the first invoice of our VTEX platform in the preceding 18 months, to account for average implementation and ramp-up times;.

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

Independent Software Vendor (“ISVs”) means business partners focused on developing, marketing, and selling software products independently of hardware or platform providers, creating applications, solutions, or services tailored to meet specific business or consumer needs;

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

We maintain our books and records in U.S. dollars, the functional currency of our operations and the presentation currency for our financial statements. Unless otherwise noted, the financial information presented herein has been derived from our audited consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, 2022 and 2021, together with the accompanying notes thereto, prepared in accordance with IFRS Accounting Standards as issued by IASB and included elsewhere in this annual report, or our consolidated financial statements

Certain amounts and percentages included in this annual report have been rounded for ease of presentation. Percentage figures included in this annual report have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this annual report may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements. The tables included in this annual report may not total due to rounding.

Special Note Regarding Non-GAAP Financial Measures

This annual report presents certain Non-GAAP financial measures, which are not recognized under IFRS Accounting Standards, specifically Free Cash Flow and FX Neutral measures. These Non-GAAP financial measures are provided to enhance investors’ overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the Non-GAAP financial measures provide useful information to both management and investors by giving effect to certain adjustments that may not be indicative of our core operating results and business outlook.

Free Cash Flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with IFRS Accounting Standards. Additionally, our calculations of Free Cash Flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Free Cash Flow

We calculate Free Cash Flow as our net cash provided by (used in) operating activities minus acquisition of property and equipment and intangibles related to acquisitions. In the future, we will adjust Free Cash Flow also by the capitalization of internally developed software; however, currently we do not capitalize internally developed software. Free Cash Flow is a measure used by management to understand and evaluate our liquidity and to generate future operating plans. The reduction of capital expenditures facilitates comparisons of our liquidity on a period-to-period basis and excludes items that we do not consider to be indicative of our liquidity. We believe that Free Cash Flow is a measure of liquidity that provides useful information to investors and others in understanding and evaluating the strength of our liquidity and future ability to generate cash that can be used for strategic opportunities or investing in our business in the same manner as our management and board of directors. Further, our definition of Free Cash Flow may differ from the definitions used by other companies and therefore comparability may be limited. Investors should consider Free Cash Flow alongside our other IFRS Accounting Standards-based financial performance measures, such as net cash provided by (used in) operating activities, and our other IFRS Accounting Standards financial results.

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

The FX Neutral measures were calculated by using the average monthly exchange rates for each month during 2021, 2022 and 2023, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months in 2022 and 2023, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

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

The sources of certain statistical data, estimates, and forecasts contained in this annual report are derived from the following independent industry publications or reports:

•	IDC MarketScape: Worldwide MidMarket B2B Digital Commerce Applications 2023–2024 Vendor Assessment, doc #US49742523, December 2023;

•	2023 Gartner® Magic Quadrant™ for Digital Commerce Report, August 2023;

•	2023 Paradigm B2B Combine: Enterprise and Midmarket Editions, July 2023;

•	The Business Research Company, Same-day Delivery Services Global Market Report 2023, December 2023;

•	Insider Intelligence Inc.: Latin America Retail Ecommerce Update; December 2023;

•	Fitch Solutions: Global Economic Outlook, December 2023.; and

•	Statista: Latin America and the Caribbean: Gross domestic product (GDP) from 2018 to 2028, October 2023.

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

Gartner® and Peer Insights™ are trademarks of Gartner, Inc. and/or its affiliates. All rights reserved. Gartner® Peer InsightsTM content consists of the opinions of individual end users based on their own experiences, and should not be construed as statements of fact, nor do they represent the views of Gartner or its affiliates. Gartner does not endorse any vendor, product or service depicted in this content nor makes any warranties, expressed or implied, with respect to this content, about its accuracy or completeness, including any warranties of merchantability or fitness for a particular purpose.

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

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual revenues of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30 (the end of our second fiscal quarter), and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, exemptions from the auditor attestation requirements of Section 404 -b of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and any Public Company Accounting Oversight Board, or PCAOB, rules, including any future audit rule promulgated by the PCAOB (unless the SEC determines otherwise). Accordingly, the information about us available to investors will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

A.	Directors and senior management

Not applicable.

B.	Advisers

Not applicable.

C.	Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

A.	Offer statistics.

Not applicable.

B.	Method and expected timetable

Not applicable.

ITEM 3.	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Certain Risks Relating to Our Business and Industry

Although we have experienced significant growth in recent periods, we have recorded net losses since 2019. We may record net losses for the foreseeable future as we continue to implement our growth strategy with a high-efficiency mindset. Consequently, we may not be able to generate sufficient revenue to achieve and sustain profitability; our recent levels of growth may not be indicative of our future growth and will depend on our ability to attract new customers, retain existing customers, and increase sales to both new and existing customers, particularly if ecommerce growth ceases or consumer spending is adversely impacted by a challenging macroeconomic environment or general economic downturns.

Since 2019, we have recorded a net loss, and we expect to continue to record a net loss for the foreseeable future as we continue to implement our growth strategy. Consequently, we may not be able to generate sufficient revenue to achieve and sustain profitability. We incurred a net loss of US$13.7 million, US$52.4 million and US$60.5 million in the years ended December 31, 2023, 2022 and 2021, respectively. However, we experienced resilient growth in revenue, recording a 27.8% increase in total revenue to US$201.5 million in the year ended December 31, 2023, from US$157.6 million in the year ended December 2022, and 25.3% increase in total revenue in the year ended December 31, 2022, from US$125.8 million in the year ended December 31, 2021. We principally generate revenues through subscriptions plans, where we have a fixed fee and a revenue-sharing component based on a percentage charged on the customer’s GMV. Our subscription plans typically have 12-to-36-month terms. Our customers have no obligation to renew their subscriptions after their subscription term expires and have the ability to terminate their subscriptions upon short notice. As a result, even though the number of customers using our platform has grown rapidly in recent years, there can be no assurance that we will attract new customers, retain existing customers or increase sales to both new and existing customers. In addition, our results may be affected if we lose or forego income derived from commission fees charged to marketplace partners, payment providers and any other service provided through our app store with which we operate.

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

We also plan to dedicate significant resources to sales and marketing programs, including search engine and other online advertising with respect to our small and medium business, or SMB platform, online stores, which represented less than 7.0% of our revenues in the year ended December 31, 2023. The effectiveness of our online advertising may continue to vary due to competition for key search terms, changes in search engine use, and changes in search algorithms used by major search engines and other digital marketing platforms. If the cost of marketing our platform over search engines or other digital marketing platforms increases, our business and operating results could be adversely affected. Competitors also may bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website

If we fail to maintain or grow our brand recognition, our ability to expand our customer base will be impaired and our financial condition may suffer.

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

The market for ecommerce solutions is evolving and highly competitive. We expect competition to increase in the future from established competitors and new market entrants. We expect competition to persist and intensify in the future with the introduction of new technologies (such as artificial intelligence) and the entry of new companies into the market. This could harm our ability to increase sales, maintain or increase renewals and maintain our prices. We face intense competition from other software companies that may offer related ecommerce platform software solutions and services. Our competitors include larger companies that have acquired ecommerce platform solution providers in recent years. We also compete with custom software internally developed within ecommerce businesses. Our primary competitors are SAP Hybris, Oracle Commerce, Magento (an Adobe company), Salesforce Commerce Cloud (formerly known as Demandware), and Shopify Plus. In addition, we face competition from niche companies that offer point products that attempt to address certain of the problems that our platform solves.

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

We currently have customers in 43 countries. In the years ended December 31, 2023 and 2022 we generated 45.7% and 45.4% of our total revenue from customers outside Brazil. Besides Brazil, we currently have customers in Argentina, Chile, Colombia, France, Italy, Mexico, Peru, Portugal, Romania, Singapore, Spain, the United Kingdom and the United States, among other 29 countries. We are continuing to adapt and develop strategies to address international markets, but such efforts may not be successful.

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

•

the impact of natural disasters and public health epidemics on employees, contingent workers, partners, travel and the global economy and the ability to operate freely and effectively in a region that may be fully or partially on lockdown; and

•	political or social unrest or economic instability in a specific country or region in which we operate, which could have an adverse impact on our operations in that location.

•	impact and effects arising from the conflict between Russia and Ukraine and the recent attack by Hamas on Israel from the Gaza Strip.

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

In addition, our business involves interactions with various third parties, and our customers have international operations, being subject to the aforementioned risks. Third-party entities, including service providers, suppliers, and distributors, may encounter difficulties in delivering essential services, products, or technologies within stipulated timeframes, potentially causing disruptions that could adversely affect our business and reputation. These risks may also influence our customers’ demand for our products, services, and solutions. Moreover, a disturbance in global financial markets poses a potential threat to our banking partners, critical for our operational cash management and capital market transactions. Such disruptions could further have adverse consequences, potentially hindering our customers’ ability to fulfill payment obligations due to delays or limitations in accessing their existing cash reserves.

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

While we issue stock options or other equity awards as key components of our overall compensation and employee attraction and retention efforts, we are required under IFRS Accounting Standards to recognize compensation expense in our operating results for employee stock-based compensation under our equity grant programs, which may increase the pressure to limit stock-based compensation and jeopardize our ability to hire, retain and motivate qualified personnel.

The loss of our qualified personnel, as well as any difficulty to attract and replace them in a timely manner, may cause an adverse effect on our business and results of operations.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management, including our Founders and Co-Chief Executive Officers, Geraldo do Carmo Thomaz Júnior and Mariano Gomide de Faria, and other key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of one or more of our executive officers or key employees could have a serious adverse effect on our business causing significant delays or prevent the achievement of our strategic objectives. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period; therefore, they could terminate their employment with us at any time. In addition, some of the members of our current senior management team have only been working together for a short period of time, which could adversely impact our ability to achieve our goals. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business, and could affect our corporate culture. In addition, if the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, it could adversely affect our business and future growth prospects.

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

Some jurisdictions, including Brazil and all 50 states in the United States, have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data, and our agreements with certain customers require us to notify them in the event of a security incident. Such mandatory disclosures – and associated data security breaches -could lead to negative publicity and may cause our customers to lose confidence in the effectiveness of our data security measures and controls. Moreover, if a high-profile security breach occurs with respect to another SaaS provider, customers may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing customers or attract new ones. In addition, if our security measures fail to protect credit card information adequately, we could be liable to our business partners, the payment card associations, our customers, their end-consumers and consumers with whom we have a direct relationship. We could be subject to fines and higher transaction fees, we could face regulatory or other legal action, and our customers could end their relationships with us. The limitations of liability in our contracts may not be enforceable or adequate or would otherwise protect us from any such liabilities or damages with respect to any particular claim. Our failure to comply with legal, contractual, or standards-based requirements around the security of personal information could lead to significant fines and penalties, as well as claims by our customers, their end-consumers, or other stakeholders. These proceedings or violations could force us to spend money in defense or settlement of these proceedings, result in the imposition of monetary liability or injunctive relief, divert management’s time and attention, increase our costs of doing business, and materially adversely affect our reputation and the demand for our platform.

We currently maintain cybersecurity insurance for limited clients in the US and for the EU subsidiaries, but not a global coverage, and in the event we were to seek to obtain such insurance coverage, it may not be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims in connection with cybersecurity liabilities. Insurers could also deny coverage as to any future claim. The successful assertion of one or more large claims against us, or changes in any insurance policies we may enter into, including premium increases or the imposition of large deductible or coinsurance requirements, could have an adverse effect on our business, financial condition and results of operations.

We are also subject to federal, state and foreign laws regarding cybersecurity and the protection of data. See “—Our business is subject to the APAC region, the European Union and United Kingdom, Latam and the United States., data protection and information security laws, regulations, rules, standards, policies and contractual and other legal obligations, and our customers may also be subject to such laws and regulations. Any actual or perceived failure of our products to comply with or enable our customers to comply with such applicable laws and regulations would harm our business, results of operations and financial condition.”

See “Item 16K. Cybersecurity—Cybersecurity Risk Management.”

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

We currently host the majority of our platform functions on third-party data center hosting facilities operated by AWS, located in the United States of America. Our ability to deliver our solutions also depends on the development and maintenance of internet infrastructure by third parties, including the maintenance of reliable networks with the necessary speed, data capacity and bandwidth. Our platform is deployed to multiple data centers primarily located in the United States in multiple locations, including some for the purpose of disaster recovery. However, despite precautions taken and disaster recovery arrangements we have in place at our data centers or those of our third-party service providers, natural disaster, acts of terrorism, vandalism, fraud, security attacks or sabotage, closure of a facility by public authorities without adequate notice, or other unanticipated problems could result in lengthy interruptions or performance degradation of our platform. Our third-party service providers are ultimately responsible for maintaining their own network security, disaster recovery and system management procedures, and our review processes for such providers may be insufficient to identify, prevent or mitigate adverse events. The owners and operators of our current and future hosting facilities do not guarantee that our customers’ access to our solutions will be uninterrupted, error-free or secure. Our operations depend, in part, on our third-party providers’ protection of their facilities and infrastructure against damage, interruption and other performance problems, including from natural disasters, power or telecommunications failures, criminal acts, infrastructure changes, human or software errors, cybersecurity attacks, or similar events. If any of our third-party service providers experience disruptions or service lapses, or if our third-party infrastructure services agreements are terminated, we could experience interruptions in our platform, latency, as well as delays and additional expenses in arranging new facilities and services. Any prolonged service disruption affecting our platform caused by our third-party service providers could result in lengthy interruptions in the delivery of our platform and solutions, cause system interruptions, damage our reputation with current and potential customers, expose us to liability, cause us to lose customers, cause the loss of critical data, prevent us from supporting our platform and otherwise harm our business.

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

Our business is subject to the APAC region, the European Union and United Kingdom, Latam and the United States., data privacy, data protection and information security laws, regulations, rules, standards, policies and contractual and other legal obligations, and our customers may also be subject to such laws and regulations. Any actual or perceived failure of our products to comply with or enable our customers to comply with such applicable laws and regulations would harm our business, results of operations and financial condition.

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

In the APAC region, Data Protection Authorities have applied substantial penalties in case of privacy or security breaches. For example, the Australian Data Protection Authority (ACMA) collected approximately USD 6.6 million in fines for certain privacy violations (e.g. for unsolicited marketing emails) in 2023. In South Korea, there are multiple laws governing protection of personal data, cybersecurity infrastructure such as cloud computing, and cybersecurity measures. South Korean privacy laws provide not only administrative penalties up to 3% a company’s annual revenue, but also to criminal liability (maximum of 10 years of imprisonment) and punitive damages in the amount of five times the damages suffered by the data subject. Singapore has been going through several reforms on its data protection law and cybersecurity acts, adopting mandatory notification in case of breach and creating new types of privacy offenses, which can trigger penalties of up to 10% of a company’s annual turnover. As our operations grow in the region we may become increasingly more exposed to the regulatory reach of these authorities. In addition a number of countries in the APAC region have adopted rules for international data transfers from countries in the APAC region that resemble the framework of the GDPR in terms of requirements of adequacy decisions, proper legal basis and cross border security measures. In this heavily regulated scenario, any perceived lack of ability to comply with local laws may negatively affect our ability to attract new customers in the region.

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

As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. For example, global political events, including the conflict between Russia and Ukraine and the recent attack by Hamas on Israel from the Gaza Strip, trade tariff developments and other geopolitical events have caused global economic uncertainty and variability in foreign currency exchange rates. While we have primarily transacted with customers and business partners in Brazilian reais, in light of our international expansion we expect to transact with customers in Argentine pesos, Colombian pesos and British pounds, among others. We expect to significantly expand the number of transactions with customers that are denominated in foreign currencies in the future as we continue to expand our business internationally. We also incur expenses for some of our network service provider costs outside of Brazil in local currencies and for employee compensation and other operating expenses at our non-Brazil locations in the local currency for such locations. Fluctuations in the exchange rates between the Brazilian real and other currencies could result in an increase to the Brazilian equivalent of such expenses.

In addition, our international subsidiaries may maintain net assets that are denominated in currencies other than the functional operating currencies of these entities. As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. The results of operations in the countries where we operate are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into U.S. dollars upon consolidation. If the U.S. dollar weakens against foreign currencies, the translation of these foreign-currency-denominated transactions will result in increased revenues, operating expenses and net income. Similarly, our revenues, operating expenses and net income will decrease if the U.S. dollar strengthens against foreign currencies. In the years ended December 31, 2023 and 2022, 20.3% and 15.6% of our revenues were denominated in, or linked to, U.S. dollars, respectively. Although total revenue in the years ended December 31, 2023 and 2022 grew 27.8% and 25.3% in U.S. dollars, our reporting and functional currency, and 23.7% and 22.3% on an FX neutral basis, the foreign currency exchange rates in 2023 relative to 2022 and 2022 relative to 2021 resulted in an increase of 3.3% and in an increase of 2.4% in our revenue growth, respectively.

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

Although we have implemented a program to hedge transaction exposures in some foreign currencies And we employ derivative instruments like foreign currency forward and option contracts to hedge specific exposures to fluctuations in foreign currency exchange rates, the use of such hedging activities may not fully offset the adverse financial impacts resulting from unfavorable movements in foreign exchange rates within the duration of these hedges while they are active. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments. See “—Certain Risks Relating to Latin America —Significant foreign currency exchange controls and currency devaluation in certain countries in which we operate which may have adverse effects on the economies of such countries, us and the price of our Class A common shares.”

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

We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares. The amount of any dividends or distributions which may be paid to us from time to time will depend on many factors including, for example, such subsidiaries results of operations and financial condition; limits on dividends under applicable law; its constitutional documents; documents governing any indebtedness; applicability of tax treaties; and other factors which may be outside our control. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries (which are currently mostly located in Brazil, Argentina and Colombia) make with respect to our equity interests in those subsidiaries. See “—Certain Risks Relating to Latin America—Significant foreign currency exchange controls and currency devaluation in certain countries in which we operate which may have adverse effects on the economies of such countries, us and the price of our Class A common shares,” “The ongoing economic uncertainty and political instability in Brazil and the other countries in which we operate may harm us and the price of our Class A common shares” and “Dividends and Dividend Policy.”

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

The challenging and uncertain macroeconomic environment influenced our customers’ planning and decision-making processes. Consequently, in 2022 our sales cycle has been at the high end of the sales cycle ranges, while we also experienced an increase in the average time to implement the VTEX platform and longer than usual ramp-up times from customers that recently implemented the VTEX platform.

Our sale cycle stabilized during the course of 2023 with marginal improvements in the implementation and ramp-up times compared to 2022. However our sale cycle remains inherently uncertain and challenging to predict and we cannot guarantee that the positive trends we experienced during 2023 will be maintained in the future.

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

Due to these uncertainties, predicting the completion of a sale or revenue recognition timing remains challenging. While a decrease in current-period revenue might not be substantial, it could adversely influence future revenue if demand for our solutions and services or contract renewals declines.

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

Our Brazilian subsidiaries enjoy a social contribution benefit introduced by the Brazilian government in 2011 as a stimulus to labor intensive companies pursuant to Brazilian Federal Law 12,546/11, named Contribuição Previdenciária sobre a Receita Bruta (CPRB). Under this benefit, employers of specific business segments can elect to pay their share of social contribution at rates of up to 4.5% on gross revenues instead of 20.0% on payroll. This benefit was originally designed to be effective for a limited period of time but, it has been extended several times since its introduction and was meant to remain in force until December 31, 2027. However, in December 2023, the Brazilian Federal Government adopted Provisional Measure 1202, revoking the benefit and restoring the social contribution tax rates at 20% on payroll effective April 2024, although recognizing a relief through 2027 for taxpayers that commit to keep the existing job positions. The Provisional Measure is expected to be reviewed by the Brazilian Congress during the first quarter of 2024, and if approved it will adversely affect the results of operations of VTEX Brasil.

Also, VTEX Brasil benefits from research and development, or R&D, tax credits that significantly reduce its income tax liability pursuant to Brazilian Federal Law 11,196/05, or Lei do Bem. If the relevant R&D tax benefit is terminated, the tax liability of VTEX Brasil could be significantly increased.

VTEX Informatica S.A., our Argentine subsidiary, is partially exempt from an indirect tax due in the city of Buenos Aires that applies on gross revenues at approximately 4.0%. This exemption applies to technology companies in general which are located in a technological district and will be in force until 2035. Failure to comply with the relevant requirements or an early termination of this exemption will significantly adversely affect the results of operations of VTEX Informatica S.A.

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

We have identified a material weakness in our internal control over financial reporting in preparing our consolidated financial statements in the past. If we identify new material weaknesses in the future or we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may adversely affect our business and stock price or cause our access to the capital market to be impaired.

As discussed in Item 15 of this annual report, we have previously identified a material weakness in our internal controls over financial reporting as of December 31, 2022 reporting related to failure to maintain controls related to restrict access management procedures, regarding granting, revoking and reviewing access and segregation of duties. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to implement and maintain effective internal control over financial reporting, this could result in errors in our financial statements that could result in a material restatement of our financial statements, we could fail to meet our public reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information and cause a decline in the price of our Class A common shares. Additionally, failure to implement and maintain effective internal control over financial reporting could also subject us to potential delisting from the NYSE or to other regulatory investigations and civil or criminal sanctions.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and the rules and regulations and the listing standards of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we evaluate the effectiveness of our disclosure controls and procedures and internal control over financial reporting. This assessment must include disclosure of any material weaknesses identified by management in internal controls over financial reporting. We have incurred and expect to continue to incur substantial accounting and auditing expenses and to expend significant management time in complying with these requirements.

In addition, until we cease to be an “emerging growth company” as such term is defined in the JOBS Act, which may not be until after five full fiscal years following the date of our initial public offering, our independent registered public accounting firm is not required to attest to and report on, and did not attest to and report on, the effectiveness of our internal control over financial reporting. In addition, our current reporting obligations as a SEC-reporting company may place a significant strain on our management, operational and financial resources, and systems for the foreseeable future. There can be no assurance that in the future we will not have additional material weaknesses in our internal control over financial reporting.

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

Certain Risks Relating to Latin America

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

Governments in many of the markets in which we currently, or may in the future, operate frequently exercise significant influence over their respective economies and occasionally make significant changes in policy and regulations. Government actions to control inflation and other policies and regulations have often involved, among other measures, increases or decreases in interest rates, changes in fiscal policies, wage and price controls, foreign exchange rate controls, blocking access to bank accounts, currency devaluations, capital controls and import and export restrictions. We have no control over and cannot predict what measures or policies governments may take in the future. We and the market price of our securities may be harmed by changes in government policies, as well as general economic factors, including, without limitation:

•	growth or downturn of the relevant economy;

•	interest rates and monetary policies;

•	exchange rates and currency fluctuations;

•	inflation;

•	liquidity of the capital and lending markets;

•	import and export controls;

•	exchange controls and restrictions on remittances abroad and payments of dividends;

•	modifications to laws and regulations according to political, social and economic interests;

•	fiscal policy and changes in tax laws and related interpretations by tax authorities;

•	economic, political and social instability, including general strikes and mass demonstrations;

•	the regulatory framework governing our industry;

•	labor and social security regulations;

•	public health, including as a result of epidemics and pandemics;

•	changes in demographics; and

•	other political, diplomatic, social and economic developments in or affecting Latin America.

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

Specifically in the case of Argentina, since September 2019, the government has tightened restrictions on capital flows and imposed foreign exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. As a consequence of the re-imposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain capital market operations usually effected to obtain U.S. dollars has broadened significantly, reaching a value of approximately 26% above the official exchange rate as of February 26, 2024. Also, in the course of 2023, the rate and reach of the so-called Impuesto PAIS (Impuesto Para una Argentina Inclusiva y Solidaria), an emergency tax created to tax the purchase of foreign currency, was broadened. The implementation of the above-mentioned measures, or additional future measures, significantly impacts our ability and costs to transfer funds outside of Argentina and prevents or delays payments that our Argentine subsidiary is required to make outside Argentina.

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

Throughout this period, for example, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. . The exchange rate reported by the Central Bank was R$5.581 per US$1.00 on December 31, 2021, R$5.218 per US$1.00 on December 31, 2022, R$4.841 per US$1.00 on December 31, 2023 and R$4.9813 per US$1.00 on February 26, 2024. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

The value of the Mexican peso has also been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2021, 2022 and 2023, the Mexican peso depreciated 2.7%, appreciated 4.7% and 13.1% respectively, against the U.S. dollar in nominal terms. There can be no assurance that the Mexican peso will not again depreciate against the U.S. dollar or other currencies in the future.

The value of the Colombian peso has also been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2021, 2022 and 2023 the Colombian peso depreciated 18.3%, 19.1% and appreciated 20.1% respectively, against the U.S. dollar in nominal terms. There can be no assurance that the Colombian peso will not again depreciate against the U.S. dollar or other currencies in the future.

The value of the Argentine peso has been subject to significant devaluation against the U.S. Dollar in the past. In 2021, 2022 and 2023 the Argentine peso depreciated 22.0%, 72.5%, and 356.5% respectively, against the U.S. dollar in nominal terms. There can be no assurance that the Argentine peso will not again depreciate against the U.S. dollar or other currencies in the future.

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

Additionally, on November 19, 2023, the second round of the general Argentina presidential elections took place and candidate Javier Milei was elected over the current Argentine Minister of Economy, Sergio Massa. Javier Milei took office on December 10, 2023 and after a series of proposed measures during his candidacy, which included plans to dollarize the Argentine economy and closing the local Central Bank, one of his first immediate official actions was the devaluation of Argentine peso of 54% against the U.S. dollar, which could substantially impact Argentine inflation and economy. See “—Inflation and certain government measures to curb inflation may have adverse effects on the economies of the countries where we operate, our business and the price of our Class A common shares.” We cannot predict what other controversial measures Javier Milei will effectively adopt, which could have a material adverse effect on the Argentine economy and could affect our financial condition and results of our operations.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian and other Latin American countries’ economy and, consequently, our business, and could adversely affect our financial condition, results of operations and the trading price of our Class A common shares.

Uncertainty and instability resulting from the conflict between Russia and Ukraine and the recent attack by Hamas on Israel from the Gaza Strip could adversely affect our business, financial condition and operations.

Global markets have recently experienced volatility and disruption following the escalation of geopolitical tensions, the start of military conflict between Russia and Ukraine and the recent attack by Hamas on Israel from the Gaza Strip.

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

On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. Thereafter, these terrorists launched extensive rocket attacks on Israeli population and industrial centers located along the Israeli border with the Gaza Strip. Shortly following the attack, Israel’s security cabinet declared war against Hamas. The intensity and duration of Israel’s current war against Hamas is difficult to predict, as are the implications such war’s economic implications on our business and operations and on the global geopolitical instability, particularly if the war expands to other fronts, such as Lebanon, Syria and the West Bank.

Although we do not have any employees, staff, consultants, operations, materials or equipment located in Ukraine, Russia, Belarus, or Israel, some of our customers, suppliers and partners may have employees, staff, consultants, operations, materials or equipment located in Ukraine, Russia or Belarus which could adversely affect our business or the services being provided to us.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 4.6%, 5.8% and 10.1% for the years ended December 31, 2023, 2022 and 2021, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to the official Brazilian interest rate. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years, there has been significant volatility in the official Brazilian base interest rate, which ranged from 14.25%, on December 31, 2015 to 2.00% on December 31, 2020, increasing to 9.25% on December 31, 2021, 13.75% on December 31, 2022 and 11.75% on December 31, 2023. As of the date of this annual report, the official Brazilian base interest rate is 11.75%. This rate is set by the Monetary Policy Committee of the Central Bank of Brazil (Comitê de Política Monetária), or COPOM. Any change in interest rate, in particular any volatile swings, can adversely affect our growth, indebtedness and financial condition.

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

The increasing level of inflation in Argentina has generated pressure for further depreciation of the Argentine peso, which depreciated against the U.S. dollar by 22.0% and 72.5% in 2021 and 2022, respectively. Argentina’s newly elected president, Javier Milei, took office on December 10, 2023, and one of his first official measure as president was to devaluate the Argentine peso in 54% against the U.S. dollar, making the official exchange rate reach 800 Argentine pesos per US$1.00, from 365 Argentine pesos per US$1.00, in the day immediate following the adoption of the measure. As a result, accumulated depreciation of the Argentine peso against the U.S. dollar was of 356.5% in 2023. This strategy, however, was adopted without any plans from the Argentine government to contain price increases, which could potentially lead to extreme inflation levels in the near future. If the current Argentine government is unable to address Argentina’s structural inflationary imbalances, the prevailing high rates of inflation may continue, which would have an adverse effect on Argentina’s economy and our business.

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

As of December 31, 2023, the sovereign credit ratings for Argentina were CCC-, Ca and CCC-, as set by Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, respectively.

As of December 31, 2023, the sovereign credit ratings for Brazil were BB, Ba2 and BB, as set by Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, respectively.

As of December 31, 2023, the sovereign credit ratings for Colombia were BB+, Ba2 and BB+, as set by Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, respectively.

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

Our performance currently depends on the overall health and growth of the economies in which we operate in Latin America. On an aggregate, real GDP growth in FX Neutral of Latin American countries has fluctuated over the past few years, with a 2.4% compound annual growth rate (CAGR) between 2019 and 2023, according to Fitch. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force (particularly developers), and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

Developments and the perceptions of risks in other countries, including other emerging markets, the United States and Europe, may harm the economy of Brazil and the other countries in which we operate and the trading price of our Class A common shares.

The market for securities offered by companies with significant operations in Brazil and Latin America is influenced by political, economic and market conditions in the region and, to varying degrees, market conditions in other emerging markets, as well as the United States, Europe and other countries. To the extent the conditions of the global markets or economy deteriorate, the business of companies with significant operations in Brazil and Latin America may be harmed. The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital. Developments or economic conditions in other emerging market countries have at times significantly affected the availability of credit to companies with significant operations in Latin America and resulted in considerable outflows of funds from Latin American countries, decreasing the amount of foreign investments in the region.

Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil and Latin America, such as our Class A common shares. For example, in 2019, political and social unrest in Latin American countries, including Ecuador, Chile, Bolivia and Colombia, sparked political demonstrations and, in some instances, violence. In October 2019, presidential elections were held in Bolivia, Uruguay and Argentina. Controversial outcomes in Bolivia and Uruguay led to violent protests and claims of fraudulent elections in Bolivia and a runoff election in Uruguay. Similarly, Chile experienced political unrest and social strife, including a wave of protests and riots, beginning on October 18, 2019, sparked by an increase in the subway fare of the Santiago Metro and widened to reflect anger over living costs and inequality. In June 2016, the United Kingdom held a referendum in which the majority voted for the United Kingdom to leave the European Union (so called “Brexit”). The exit officially occurred on January 31, 2020. Brexit has created significant economic uncertainty in the UK and in Europe, the Middle East and Asia. In addition, the terms of Brexit could potentially disrupt the markets we serve and the tax jurisdictions in which we operate and adversely change tax benefits or liabilities in these or other jurisdictions, and may cause us to lose investors, investment opportunities and employees. In addition, Brexit may lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate. These developments, as well as potential crises and other forms of political instability or any other as of yet unforeseen development, may harm our business and the trading price of our Class A common shares. Additionally, Joseph Biden assumed office as the 46th President of the United States on January 20, 2021. The U.S. president has considerable influence, which may materially and adversely affect global economy and political stability. We cannot ensure that the Biden administration will adopt policies designed to promote macroeconomic stability, fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact the trading price of securities of Brazilian issuers, including our Class A common shares. In addition, the U.S. presidential elections are scheduled to take place in November 2024. The result of elections may lead to changes in government policies which may materially and adversely impact the trading price of our Class A common shares. We cannot give you any assurance as to whether any such changes will occur or as to their timing, nor can we estimate the impact they may have on our business. Growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares. See “—Our business is susceptible to risks associated with international sales and the use of our platform in various countries.”

Further increases in interest rates in other countries, especially the United States, may reduce global liquidity and investors’ interest in securities issued by companies with significant operations in Latin America, adversely affecting the price of our Class A common shares. Interest rates have increased rapidly in the United States in the year ended December 31, 2022. For instance, in March 2022, the U.S. Federal Reserve raised its benchmark federal funds rate by 0.25% to a range between 0.25% and 0.50%, the first increase since December 2018. Throughout 2022 and 2023, the U.S. Federal Reserve increased rates 11 times as a measure to curb inflation. Since the last raise in July 2023, the U.S. Federal Reserve raised the benchmark federal funds to a range between 5.25% and 5.50%. This, in turn, may redirect the flow of capital from emerging markets into the United States because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies. Thus, companies in emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt. This may negatively affect our potential for economic growth and our ability to refinance our existing debt and could materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares. Technology companies have been sensitive to the effects as investors may look to higher yield short-term investment options rather than wait for technology companies to generate long-term growth and expected future cash flows.

Furthermore, global markets are currently operating in a period of economic uncertainty, volatility and disruption, including as a result of the current war between Ukraine and Russia and the war between Hamas and Israel in the Gaza Strip. The Ukraine war has caused market turmoil and led oil prices to soar, reaching the highest level in almost 14 years, thus affecting the market commodities and energy in Brazil and in the world, which could raise our operational costs and consumer expenses and, therefore, adversely affect our operational results and financial condition. In addition, the war between Hamas and Israel in the Gaza Strip, an escalation in political tensions between the United States, Iran and Iraq, as well as other related conflicts in the Middle East, and imposition of additional sanctions from the United States, Iran, Iraq and European countries could cause the price of oil to increase even further. Further, trade disputes between countries, in particular the current dispute between the United States and China, crisis in the United States, the European Union or in emerging countries and global tensions, including conflicts involving the occurrence of Brexit, have generated political and economic instability around the world, producing several effects that, directly or indirectly, adversely impact the Latin American capital markets and economy, such as fluctuations in the price of securities issued by listed companies, reductions in the supply of credit, deterioration of the economy, fluctuations in foreign exchange rates and inflation, among others.

The weakness in the global economy has been marked by, among other adverse factors, lower levels of consumer and corporate confidence, decreased business investment and consumer spending, increased unemployment, reduced income and asset values in many areas, reduction of China’s growth rate, currency volatility and limited availability of credit and access to capital, in addition to the global financial systems crisis in early 2023.

Given our exposure to Latin American economies, any such factors can reduce investor interest in our securities. Developments, crises, political instability or economic conditions in other countries may significantly affect the perceptions of risks inherent to Latin America and the availability of credit to companies with significant operations in Latin America, which could result in considerable outflows of funds from Latin America and make it more difficult for us to access the capital markets and finance our operations in the future.

Certain Risks Relating to Our Class A Common Shares

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

Our controlling shareholders, in the aggregate, directly or indirectly hold 66.0% of our outstanding Class B common shares, and approximately 61.6% of the voting power of our issued capital and 38.6% of our total equity ownership, and control all matters requiring shareholder approval. Our controlling shareholders also have the right to nominate a majority of our board of directors and consent rights over certain corporate transactions. This concentration of ownership limits investors’ ability to influence corporate matters.

Our controlling shareholders directly or indirectly hold 66.0% of our Class B common shares, resulting in their ownership of 38.6% of our outstanding shares and 61.6% of the combined voting power of our Class A and Class B common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” These shareholders may control a majority of our voting power and have the ability to control matters affecting, or submitted to a vote of, our shareholders. As a result, these shareholders may be able to elect the members of our board of directors and set our management policies and exercise overall control over us. In addition, the rights granted pursuant to our Articles of Association mean that our controlling shareholders may be able to appoint a majority of our board despite owning a non-proportionate number of shares until they own less than 25.0% of the total voting power. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital.” for more information.

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

As of December 31, 2023 we had 77,392,906 outstanding Class A common shares and 106,634,102 Class B common shares.

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

We cannot predict whether our dual-class structure, combined with the concentrated control of our Company (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”) will result in a lower or more volatile market price of our Class A common shares or in adverse publicity or other adverse consequences. FTSE Russell, S&P Dow Jones and MSCI announced changes to their eligibility criteria for the inclusion of shares of public companies on certain indices, namely, to exclude companies with multiple classes of common shares. FTSE Russell requires greater than five percent of the company’s voting rights (aggregated across all of its equity securities, including, where identifiable, those not listed or trading) in the hands of public shareholders whereas S&P Dow Jones announced that companies with multiple share class structures, such as ours, will not be eligible for inclusion in the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together comprise the S&P Composite 1500. MSCI also announced its review of no-vote and multi-class structures and temporarily barred new multi-class listings from its ACWI Investable Market Index and U.S. Investable Market 2500 Index; however, MSCI has since announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. We cannot guarantee that other stock indices will not take a similar approach to FTSE Russell, S&P Dow Jones and MSCI in the future. Pursuant to these policies, our dual-class structure makes our Class A common shares ineligible for inclusion in such indices and mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. Any such exclusion from indices could result in a less active trading market for our Class A common shares and depress the valuations of publicly traded companies excluded from the indices compared to those of similar companies that are included. In addition, several shareholder advisory firms have announced their opposition to the use of multiple share class structures. As a result, our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common shares.

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

Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. VTEX has been a leader in accelerating the digital commerce transformation in Latin America and is expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 86% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by 2.6 thousand customers with 3.5 thousand active online stores across 43 countries to connect with their consumers in a meaningful way.

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

Our Collaborative Commerce approach benefits from a powerful ecosystem with significant network effects. Our ecosystem includes more than 6,000 VTEX IO extensions created by third parties, 1,000 SIs and ISVs, 330 marketplaces, 180 payments solutions and 90 logistics companies. Our partners’ solutions are embedded within our platform, allowing our customers to seamlessly execute their commerce vision and strategy. The more customers adopt our platform and partners join our network, the more efficiently we can help facilitate the future of commerce.

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

In the year 2023, our company achieved several recognitions and acknowledgments. Commencing the year, we were recognized as “Established” in Gartner’s Peer Insights Voice of the Customer: Digital Commerce. In the second quarter, IDC’s acknowledged us as a Major Player and we achieved medals in all 24 categories of the 2023 Paradigm B2B Combine, being the exclusive vendor to secure a gold medal for marketplace product capability. In the third quarter, we were named a Visionary in Gartner’s Magic Quadrant for Digital Commerce, and became the only vendor-rated top 5 for all use cases in the 2023 Gartner Critical Capabilities for Digital Commerce Report. In the fourth quarter, we were recognized as a ‘Leader’ in IDC’s Marketscape: Worldwide Midmarket Growth B2B Digital Commerce Applications 2023-2024 Vendor Assessment.

In January 2024, VTEX was the exclusive vendor recognized as a Customers’ Choice in the 2024 Gartner® Voice of the Customer for Digital Commerce. According to the report, 98% of VTEX customers expressed their willingness to recommend the ecommerce platform to their peers. Additionally in February 2024, we were recognized as the top leader in the IDC MarketScape Worldwide B2C Digital Commerce Platforms for Midmarket Growth Vendor Assessment study. Rated the highest out of 25 vendors, we stood out for our comprehensive solutions and strategic focus on B2C excellence.

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

We guide our customers to success. Enterprises choose us as a strategic partner to accelerate their digital commerce transformation and deliver on revenue-generating initiatives. We deliver our platform through a subscription revenue model that includes both fixed and GMV-based variable components. This revenue model strategically aligns us with our customers: we grow by enabling them to grow. In the years ended December 31, 2023 and 2022, our customers generated US$16.5 billion and US$12.7 billion of GMV within our platform. Our GMV grew 30.2% and 31.3% in 2023 and 2022 respectively on top of a growth of 29.1% in 2021 in U.S. dollars, which represents a growth of 25.3%, 26.8% and 31.1% respectively on an FX neutral basis.

We have achieved a number of significant milestones marking our expansion throughout our history:

We have a deep history of delivering world-class commerce solutions throughout Brazil and the broader Latin America region. We are expanding our presence internationally and today we serve large blue-chip enterprises. The majority of customers we serve are business-to-consumer, or B2C, enterprises powered through our core VTEX platform and represented 86.2% and 85.7% of our revenues for the years ended December 31, 2023 and December 31, 2022, respectively. We help our customers operate 3.5 thousand active online stores, defined as unique domains generating GMV, across 43 countries globally. The number of active online stores we service increased by 3.8% from December 31, 2022 to December 31, 2023. As of December 31, 2023, 35.1% of the active online stores on our platform generated annual recurring revenue, or ARR (calculated as subscription revenue in the most recent quarter multiplied by four) of US$25 thousand or more, representing 86.4% of our ARR and with an average ARR per active online store of US$133.6 thousand, demonstrating our enterprise focus.

In addition, we also serve small-to-medium sized businesses, or SMBs, on a separate on-demand platform that represented 6.8% of our revenues in the year ended December 31, 2023. Our extensible and scalable platform also serves a smaller segment of business-to-business enterprises, or B2B. The remaining 7.0% of revenue in the year ended December 31, 2023 represented 5.6% service revenue and 1.5% other revenues, comprising VTEX platform adjacencies, including payment, logistics and tracking solutions.

Our largest customer represented less than 3.0% of our revenue and our 10 largest customers represented less than 16.0% of our revenue in the year ended December 31, 2023.

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

We offer access to our platform on a subscription basis, which accounted for 94.4% and 94.2% of our revenue for the year ended December 31, 2023 and December 31, 2022, respectively. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. We serve customers with multiple tiers of subscription plans and transaction-based fees based on the size of the customer and their expected GMV. Our tiered pricing model allows customers that are generating higher GMV to move up and pay higher fixed fees and lower transaction-based fees, even though transaction-based fees continue to be the most significant portion of our subscription revenue.

In the year ended December 31, 2023, our revenue increased to US$201.5 million from US$157.6 million in the year ended December 31, 2022 representing an increase of 27.8% in U.S. dollars, and 23.7% on an FX neutral basis, respectively. In the same respective periods, we generated net losses of US$13.7 million and US$52.4 million, net cash provided by operating activities of US$4.3 million and net cash used in operating activities of US$29.2 million, and positive Free Cash Flow of US$3.8 million and negative US$29.6 million, respectively.

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

Our Past 3-Years Acquisitions

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

•

Highly embedded, deep relationships with enterprises. We have a large, blue-chip customer base across a broad range of end markets, with 2.6 thousand customers across 43 countries. 86.4% of our ARR is derived from enterprise customers with active online stores, each generating more than US$25 thousand in ARR and with an average ARR per active online store of US$133.6 thousand as of December 31, 2023. Additionally, 88.9% of our enterprise revenues came from customers who have been on the VTEX platform for over one year, for the year ended December 31, 2023.

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

•

Continue to grow and develop our ecosystem. We have a thriving third-party ecosystem, including providers for shipping, marketplaces, point-of-sale, omnichannel, marketing automation, search, merchandising, SIs, agencies, payments, anti-fraud and lending. We have built a strong network ecosystem with over 6,000 VTEX IO extensions created by third parties, 1,000 SIs and ISVs, 330 marketplaces, 180 payments solutions and 90 logistics companies. We believe that growing our ecosystem will help to further expand our customer base by providing greater revenue opportunities from collaboration, which will in turn drive additional growth of our ecosystem.

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

Rapidly changing consumer preferences driving need for retailers to innovate

How consumers discover, learn about and ultimately purchase products is evolving due to digital transformation and advances in technology. A consumer may discover a product on social media, read reviews and blogs using a tablet, visit a nearby brick-and-mortar store to see the product in person, compare prices using a mobile phone and end up purchasing the product from yet a different merchant or through an online marketplace. The internet has enabled consumers to interact with merchants around the globe to find and purchase products that fit their specific needs and tastes. According to Insider Intelligence, in 2023, 19.5% of all retail spend was made through a digital channel.

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

Convenience-driven economy requires deep changes to complex, legacy supply chain networks

Consumers seek frictionless online experiences and the convenience and speed provided by on-demand delivery. Growing expectations for shorter on-demand delivery times require significant planning, coordination and execution to ensure supply chain networks are aligned to meet distribution and fulfillment. According to The Business Research Company’s report “Same-day Delivery Services Global Market Report 2024” the global same-day delivery services market grew from $6.44 billion in 2022 to $7.93 billion in 2023, implying a CAGR of 23.1%. Projections indicate further growth to $15.8 billion by 2027, with a CAGR of 18.8%. This demonstrated that same-day delivery is becoming increasingly popular among online shoppers and is known to improve customer satisfaction, efficiency, and trust, while also reducing shipping and vehicle expenses. The intense competition in retail, both online and in-store, is causing businesses to meet the needs of consumers by offering on-demand delivery to their homes or workplaces.

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

Our Market Opportunity

Market opportunity in Latin America

Latin America is one of the largest and most diverse regions in the world. It is also among the largest growing economies in the world, with an estimated GDP growth rate of 6.6% to US$7.9 trillion by 2027, according to Statista, driven by technological advances and an emerging middle class. Comprised of over 20 countries with a total population of over 665 million, the region encompasses multiple languages, currencies and regulatory regimes. The size and complexity of the region present us with a significant opportunity as the geographic incumbent leader and a competitive advantage relative to solution providers that are less familiar with the intricacies of the region.

Latin America ecommerce is growing rapidly, yet still represents a small fraction of the total retail market. According to Insider Intelligence, ecommerce in Latin America grew to US$144.7 billion in 2023, a growth rate of 14.3% over 2022, making it one of the fastest-growing regions. At the same time, it represents only approximately 10.1% of all total retail sales in Latin America, a lag of 5 years compared to current global ecommerce penetration of 19.5%, presenting an enormous opportunity and runway for growth as more sales shift online. This shift in online sales reflects expected growth in digital audiences from an expanding middle class and ongoing innovations in ecommerce payments systems and logistics in the region. Insider Intelligence estimates the Latin America ecommerce market will grow to US$226.5 billion by 2027.

2023 ecommerce growth year-over-year per region

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

Projected global ecommerce growth

Source: Insider Intelligence

Global GMV was estimated to be approximately US$5.8 trillion in 2023, and is expected to grow to approximately US$8.0 trillion by 2027, according to Insider Intelligence. In the years ended December 31, 2023 and 2022, our platform processed US$16.5 billion, and US$12.7 billion. As we continue to expand our platform offerings as well as our global reach, we expect to capture more of this GMV. We believe that our market will expand as consumers continue to shift purchases to online channels and brands and retailers adapt to evolving consumer preferences.

Our Solution

VTEX offers a SaaS digital commerce platform tailored for enterprise brands and retailers. Our platform is designed to be composable and complete, enabling customers to seamlessly implement, optimize, test, and expand both B2C and B2B digital experiences. By integrating commerce, marketplace, and OMS solutions into a unified platform, we empower customers to harness omnichannel capabilities and devise innovative strategies for customer engagement. The platform’s flexibility and low-maintenance design aid customers in optimizing IT investments while ensuring agility, ultimately fostering profit growth. We deliver an innovative platform that:

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

The VTEX Platform

We built a modern, cloud-native, complete and composable platform based on open, multi-tenant architecture to address the growing challenges facing enterprises and with the aim of making previously complex tasks simple. The VTEX platform has been engineered to enterprise-level standards, functionality and support. The key capabilities of our single control panel platform are illustrated and summarized below.

(1)	Connecting and amplifying all sales channels: The VTEX platform creates a true omnichannel experience by connecting our enterprise customers across all their sales channels.

•

Web: VTEX customers can leverage our website store framework to quickly and efficiently launch and evolve web stores tailor-made for their business. We continually evolve our store framework to ensure that it delivers a superior web experience and performance for consumers. We offer more than 150 extensible, pre-built commerce capabilities and apps to compose an enterprise-level, industry-leading web store.

•

Mobile: Our customers can leverage store framework mobile-first components to create progressive web apps with the same look and feel as their web store. Customers can also build more sophisticated native apps by using our APIs and commerce micro-services together with their preferred mobile native or hybrid development framework.

•

Brick-and-mortar stores/field sales: Our VTEX Sales App solution is designed for both field sales and store associates, facilitating access to inventory across all channels with an “endless aisle” approach. This solution provides a comprehensive dashboard offering insights into customer behavior, enhancing customer support, minimizing missed sales opportunities and optimizing the operational efficiency of retailers. Additionally, the app features a real-time performance dashboard, aiding in the tracking and enhancement of sales representatives’ productivity.

•

Marketplace: We build technology that powers enterprise customers to launch their own marketplaces as well as to sell on third-party marketplace sites with ease. We offer a single platform for commerce that can launch an ecommerce marketplace by easily onboarding new sellers and automatically synchronizing products and inventory across both suppliers and brand partners.

•

Live Shopping: The VTEX Live Shopping native app enables customers to effectively combine live streaming with direct purchasing. It amplifies the shopping experience allowing our customers to connect with their end users while they make the product discovery and to meetthem in their product discovery process. It creates a more engaging and closer selling process as they can interact whilst making the purchases, increasing conversion rates.

•

Conversational Commerce: Our assisted sales solutions connects our customers with their end users through real-time conversation in messaging apps, be it through chatbots, or real people, to sell their products and services. This brings the value of personalized recommendations via human interaction and the convenience of online shopping together, improving satisfaction and putting the end-to-end customer journey into focus. We are powering our customers with a quick method to help their end users to find exactly what they need without wasting time navigating through a website looking for specific information. Our VTEX Personal Shopper solution enables sales associates to host exclusive one-to-one or one-to-many customer experiences through live-stream videos, empowering sales representatives to assist customers in real-time, enhancing shopping experiences by helping consumers choosing products online with an in person experience, sharing shopping lists or directly buying for them.

•

Social Commerce: Through our platform, we empower sales associates and representatives to utilize social selling features. This involves sharing products or shopping carts with end users via QR codes, links, or promotional codes though social media or in-store. Our approach complements the broader concept of social commerce, extending beyond traditional channels through VTEX integrations with platforms like TikTok, Facebook and Instagram, among others.

•

Extension hub: Retailers have the opportunity to broaden their range of offerings by incorporating partner-developed solutions through VTEX IO. This integrated system allows retailers to seamlessly discover, configure, and acquire partner solutions without navigating away from the VTEX Admin interface. Moreover, the consolidated payment system enables retailers to include these solutions in their VTEX invoices. This initiative empowers retailers to manage integrations in a scalable and secure manner, aligning with VTEX’s overarching vision of constructing a dynamic and interconnected ecosystem. This advancement signifies a significant stride toward realizing VTEX’s mission of creating a vibrant and interconnected platform.

•

Headless possibilities: From product catalog and CMS to checkout, VTEX offers a complete, well-documented, easy-to-use catalog of APIs with hundreds of endpoints to integrate any IoT and innovative new sales channels.

(2)

Powering a complete commerce solution: Powered by native solutions and best-of-breed, plug-and-play ecosystem solutions, the VTEX platform (i) provides enterprise customers with CMS, distributed OMS, and CRM and (ii) allows integration with various digital marketplaces and payments solutions, connecting to PCI acquirers and anti-fraud providers.

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

•

Site editor: VTEX’s site editor enables business users to customize their storefront with a simple GUI and with no coding needs. Changes made can be immediately reflected in the store and every block of the storefront can have its own properties changed to create the shopping journey our customers want for their consumers.

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

•

Shipping strategies: The VTEX platform offers flexibility to develop tailor-made shipping strategies. Our platform allows our customers to set up multiple docks and warehouses where inventory is allocated as needed. In addition, we create and link shipping policies with selected carriers to serve these fulfillment nodes. Leveraging VTEX Pick and Pack, our end-to-end logistics solution, customers can swiftly execute a fulfillment operation within brick-and-mortar stores. The adaptability and agility inherent in these shipping strategies hold paramount significance, especially for enterprise customers.

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

(3)	Expanding and connecting all fulfillment channels: The VTEX platform seamlessly integrates multiple fulfillment channels.

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

•

Pick-up in-store: The VTEX Platform allows retailers to connect their brick-and-mortar stores network to their digital commerce platform and offer pick-up solutions integrated to our OMS to run frictionless operations. Extensions allow integration with lockers in-store or a predefined address. Furthermore, VTEX Pick and Pack solution optimizes post-online order processes, effectively converting physical stores into distribution centers. It also maximizes the utilization of field sales personnel in efficiently packing online orders at the store, catering to customers who prefer to collect the product in person, a practice that creates an opportunity for cross-selling at the store.

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

Customer experience/support

We provide 24/7 support options to our enterprise customers. We offer three types of support plans: standard support is included on all subscriptions; express routing for mid-tiered enterprise customers, and priority support for the highest-tiered enterprise customers. Our support team achieved a strong average customer satisfaction score of 97.6% for the year ended December 31, 2023.

We also offer our customers three types of technical support: basic problem solving and solutions involving platform functionality; advanced solutions involving platform functionality, third-party applications or API integrations; and product support engineering for complex API or third-party integrations, developer inquiries and bug identification and triage.

Professional services

VTEX offers paid professional services that complement the capabilities of our customers and their implementation partners. Our services help speed customers’ time-to-market and improve the success and growth of their businesses. Optional services include project management, solutions architecting, and implementation consulting. We usually offer these services to our largest and most complex new enterprise customers. Regular enterprise customers generally rely on our ecosystem of partners across system integrators, agencies and implementation companies to implement our platform. Our professional service fees, charged mostly to help selected customers on the implementation of our platform, accounted for 5.6%, 5.8% and 5.8% of our total revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

Our Customers

Our cloud-based platform accelerates the digital transformation of global enterprises powering 3.5 thousand active online stores in 43 countries. We have a large, blue-chip customer base with 2.6 thousand customers. For the year ended December 31, 2023, approximately 86.4% of our ARR was derived from active online stores on our platform that generated ARR of US$25.0 thousand or more and with an average ARR per active online store of US$133.6 thousand. Our platform is extensible across a wide range of end markets, including Home Appliances, Apparel & Accessories, Beauty & Health, Electronics, Grocery, Department Stores, Toys & Hobbies, and Home, Furniture & Decoration.

2023 revenue by vertical

Our Ecosystem of Technology Partners and Applications Driving Positive Network Effects

We have built a strong network ecosystem with over 6,000 VTEX IO extensions created by third parties, 1,000 SIs and ISVs, 330 marketplaces, 180 payments solutions and 90 logistics companies. While our core platform is homogenous, we have developed it with low-code, serverless capabilities and fully extensible API-first capabilities, allowing enterprise customers to push code into our core platform and customize to their needs as well as allowing ecosystem partners to develop applications that run directly on our platform. This ecosystem includes app developers, theme designers, SIs, agencies, payment providers, marketplaces and other partners who are deeply embedded within our platform. We have business partners located in more than 20 countries that design and customize storefronts, develop apps and enable third-party integration for customers on the VTEX platform. Our partners span the following key areas:

•	Payment;

•	Shipping;

•	Fraud & lending;

•	Marketplace;

•	POS & omnichannel;

•	Search & Merchandising; and

•	Marketing automation.

Sales and Marketing

The VTEX sales team partners with companies globally to plan and implement transformative digital projects with VTEX’s solutions and products. Our sales team is structured across three key areas: business development representatives who discover and build target pipelines, account executives who engage with potential customers, and solution engineers who provide technical expertise and advice. As of December 31, 2023, we had a team of 344 sales and marketing professionals, being 50.0% in Brazil, 31.7% in Latin America, excluding Brazil, and 18.3% outside of Latin America.

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

Our infrastructure is supported by a research and development team consisting of architects, software engineers and designers. As of December 31, 2023 we had 417 employees in our R&D organization. Over the last year we have spent US$60.1 million in R&D to scale this organization. We intend to continue to invest in our research and development capabilities to extend our platform.

International Presence

We currently power 3.5 thousand active online stores in 43 countries. Our platform enables businesses to create online stores in the consumer-facing language and currency of their choice. For the administrative control panel used by our customers to create and manage their stores, we currently allow our customers to select among a range of languages, including English, Portuguese, Spanish, Italian, Romanian and Japanese. We plan to add additional languages as we continue to expand internationally.

VTEX was founded in Rio de Janeiro. In Brazil, we have operations in Curitiba, João Pessoa, Porto Alegre, Recife, Rio de Janeiro, São Paulo, and Teresópolis. As of December 31, 2023, approximately 73.1% of our employees are located in Brazil, primarily in our R&D department. In Latin America, excluding Brazil, we have operations in Bogotá, Buenos Aires, Lima, Medelin, Mexico City, and Santiago, where approximately 16.1% of our employees are located. Outside of Latin America, we have operations in Barcelona, Bucharest, Lisbon, London, Milan, Mumbai, New York, Paris, Sidney, and Singapore, where approximately 10.8% of our employees are located. Outside of Brazil, most of our employees are part of our sales & marketing and customer experience departments.

For the years ended December 31, 2023, 2022 and 2021, purchases originated from customers located in: (1) Brazil represented 54.3%, 54.6% and 52.8% of our total revenue, respectively; (2) Latin America (excluding Brazil) represented 34.9%, 35.4% and 38.2% of our total revenue, respectively; and (3) the rest of world represented 10.8%, 10.0% and 9.0% of our total revenue, respectively. Given our brand awareness and market position, we have historically focused geographic expansion to other regions within Latin America and believe that most of our growth will continue to come from Latin America. We believe our platform can compete successfully around the world over time. As such, we plan to continue investing in our operations across the United States and Europe, although only limited growth may result from this region in the short to medium term.

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

As of December 31, 2023, we have been issued trademark registrations in Brazil covering trademarks including “VTEX”, “VTEX Day”, “TETRIX”, “Bora Vender”, “#BoraVender”, “Go Commerce”, “Bora Varejo”, “Bora Doar”, “Smartcheckout”, “True Cloud Commerce”, “Ciashop”, “Integrando-se”, “Loja Integrada”, “Xtech Commerce”, “Commerce Society”, “Time to Revenue”, “Indeva” and “Hiring Coders”. We have also been issued trademark registrations in the United States of America covering trademarks including “VTEX”, “Smart QR”, “Work Area” and “Workarea”. We have also been issued trademark registrations in Mexico, Argentina, Colombia, Chile, India, Peru, United Kingdom and Europe covering certain of our trademarks and have additional trademarks applications pending in several of these jurisdictions.

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

A number of the jurisdictions in which we operate have adopted or are considering adopting data protection and privacy laws and regulations, including, among others, the APAC region, the European Union and United Kingdom, Latam and the United States.

APAC region

Even though our operations in the APAC region are still in their early stages, they may expand to countries in the region in which Data Protection Authorities are very active and enforce substantial penalties in case of privacy or security breaches.

In some jurisdictions, such as in Australia, the Data Protection Authority (ACMA) collected approximately USD 6.6 million in fines for certain privacy violations (e.g. for unsolicited marketing emails). In South Korea, there are multiple laws governing protection of personal data, cybersecurity infrastructure such as cloud computing, and cybersecurity measures. South Korean privacy laws provide not only administrative penalties up to 3% a company’s annual revenue, but also to criminal liability (maximum of 10 years of imprisonment) and punitive damages in the amount of five times the damages suffered by the data subject. Singapore has been going through several reforms on its data protection law and cybersecurity acts, adopting mandatory notification in case of breach and creating new types of privacy offenses, which can trigger penalties of up to 10% of a company’s annual turnover.

Rules for international data transfers from countries in the APAC region to other countries widely resemble the framework of the General Data Protection Regulation 2016/679, or the GDPR, in terms of requirements of adequacy decisions, proper legal basis and cross border security measures.

European Union and the United Kingdom

The GDPR became effective in May 2018, and is applicable to companies processing personal data of individuals in the European Union, or the EU, and the European Economic Area, or the EEA. The GDPR is wide-ranging in scope and implements stringent requirements in relation to the collection, use, retention, protection, disclosure, transfer and other processing of personal data relating to EU individuals, with substantial monetary penalties for violations. Personal data as defined under the GDPR includes any type of information that can identify a living individual, including name, identification number, email address, location, internet protocol addresses, and cookie identifiers. Among other requirements, the GDPR mandates more stringent administrative requirements for controllers and processors of personal data, including, for example, notice of and a lawful basis for data processing activities, data protection impact assessments, a right to “erasure” of personal data, and data breach reporting. If we do not comply with our obligations under the GDPR, we could be exposed to significant fines of up to €20 million or up to 4.0% of the total worldwide annual turnover of the preceding financial year, whichever is higher. The GDPR also provides that EU member states may enact their own additional laws and regulations in relation to certain data processing activities. Recent legal developments in the EU have also created complexity and uncertainty regarding transfers of personal information from the EU to “third countries,” especially the United States.

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

Latam

In September 2020, Brazilian Federal Law No. 13,709/2018, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais), or LGPD, came into effect to regulate the processing of personal data in Brazil. The LGPD establishes general principles, obligations and detailed rules to be observed by individuals or public or private companies in operations involving processing of personal data in Brazil, including the collection, use, processing and storage of personal data, which affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is processed, whether in a digital or physical environment. The LGPD provides for, among others, the rights of data subjects, the legal bases applicable to the processing of personal data, the requisites to obtain consent, the obligations and requisites related to security incidents and leakages and transfers of data, either Brazilian or international, as well as the creation of the National Authority for Data Protection (Autoridade Nacional de Proteção de Dados), or ANPD, responsible for the inspection, promotion, disclosure, regulation, establishment of guidelines and application of the law.

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

In Brazil administrative sanctions can be enforced not only by the ANPD, but also by other public authorities in charge of overseeing other laws that addressing data privacy and protection, such as the Brazilian Code of Consumer Defense and the Brazilian Civil Rights Framework for the Internet. These administrative sanctions can be applied by other public authorities, such as the Attorney General’s Office and consumer protection agencies. We can also be subject to civil liabilities for violation of these laws.

Other Latam countries in which VTEX operates have also adopted data protection legislation influenced by the GDPR. Such legislation is comprehensive, covering all economic sectors. Some jurisdictions, like Chile, have approved a bill to update their current data protection laws, creating a local Data Protection Authority in charge of inspecting privacy breaches and enforcing penalties for noncompliance.

In addition to the administrative sanctions due to the noncompliance with the obligations established by the local privacy laws in Latam we can be held liable for individual or collective material damages, and non-material damages caused to data subjects, including when caused by service providers, including SaaS partners, that serve as subprocessors of personal data on our behalf.

United States

In the United States, various laws and regulations apply to the security, collection, storage, use, disclosure and other processing of certain types of data. For example, California adopted the California Consumer Privacy Act, or CCPA, which became effective in January 2020. The CCPA establishes a privacy framework for covered businesses, including an expansive definition of personal information and data privacy rights for California residents. Among other requirements, the CCPA mandates new disclosure to California consumers and allows California consumers to request a copy of the personal information collected about them, request deletion of their personal information and request to opt out of certain sales of personal information. The CCPA includes a framework with potentially severe statutory damages and private rights of action. Further, in November 2020, California voters passed the California Privacy Rights Act, or CPRA, which expands the CCPA with additional data privacy compliance requirements and establishes a regulatory agency dedicated to enforcing those requirements. In addition, other states, such as Virginia, have also adopted or are considering adopting similar data privacy laws and all 50 states have adopted laws requiring notice to consumers of a security breach involving their personal information. In July 2023 the European Commission adopted an adequacy decision under the GDPR, the “Data Privacy Framework”, which recognized that the United States provides an essentially equivalent level of personal data protection to that guaranteed under the GDPR, ensuring free flows of personal data between the United States and the EEA and minimizing risk of future divergence.

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
(2)

Based on a statement on Amendment No. 2 to Schedule 13G jointly filed on February 26, 2024, by Itacare Corporation and others, the date of the last available Amendment No. 2 to Schedule 13G filed by such persons with the SEC. Includes common shares held of record by Itacare Corporation, Imbetiba Fund Inc., Mira Limited, Abrolhos One Limited, Signo Inv. Tech Co Ltd., Arbalete Fund Inc., Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria. Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria specifically disclaim beneficial ownership of shares that are not directly owned by them.

(3)

Based on a statement on Amendment No. 1 to Schedule 13D filed on April 11, 2023, by SoftBank Group Corp., the date of the last available Schedule 13D filed by such person with the SEC. Consists of common shares held by LA Holdings DE LLC.

(4)

Consists of common shares held by Data Center Holding II LLC, IT Brazil Group II LLC, RCP II Brazil Holdings LLC and RCP II (Parallel B) Brazil Holdings LLC, based on a statement on Schedule 13D jointly filed on March 29, 2023.

D. Property, Plant and Equipment

Our Properties

We are headquartered in the United Kingdom. Our largest office is based in Rio de Janeiro, Brazil. We lease all of our facilities and do not own any real property. The following table outlines significant properties (with over 100 square meters) that we currently lease for office space:

Location	Square meters (m2)	Lease Expiration Date
João Pessoa, Brazil	235	03/31/2024
New York, USA	719	02/28/2025
Rio de Janeiro, Brazil	3,100	05/30/2024
São Paulo, Brazil	1,106	09/30/2027

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

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the three years ended December 31, 2023, 2022 and 2021, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.”

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

	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023	Q4 2023
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	2,714.6	3,111.9	2,957.5	3,903.7	3,303.7	3,838.5	3,999.3	5,382.7
GMV Growth FX Neutral (%)	27.9%	21.0%	28.7%	29.2%	20.6%	21.2%	27.8%	29.9%

Key Factors Affecting our Performance

We believe our future performance will depend on many factors, including the following:

Continued growth of ecommerce globally

The ecommerce market has experienced rapid growth over the past several years. Widespread access to the internet, the introduction of digital payment methods, and the increased use of smartphones have made online shopping more convenient worldwide, catalyzing the growth of the global ecommerce market. The impact of the COVID-19 pandemic further accelerated the adoption of ecommerce, which drove broader business growth while brick-and-mortar stores were closed, and consumers increased their ecommerce spending due to extended stay-at-home orders and restrictions on movements. According to Insider Intelligence, the global ecommerce market grew to more than US$5.8 trillion in 2023 and is estimated to grow to more than US$8.0 trillion by 2027. In Latin America specifically, the ecommerce market grew to US$144.7 billion in 2023 and, according to Insider Intelligence, is estimated to grow to almost US$226.5 billion by 2027. The Latin American market was the second fastest-growing regional retail ecommerce market in 2023, only after the Middle East & Africa, and there remains a significant runway for penetration. Insider Intelligence estimates Latin America ecommerce penetration was 10.1%

in 2023, lagging US penetration of 15.2% and 5 years behind global ecommerce penetration of 19.5% within the same period. The region is forecasted to reach 12.9% penetration in 2027, reflecting a 2.8 percentage points increase in penetration in ecommerce in a region with almost twice the amount of population of the United States. The size of the market, coupled with the relatively low level of penetration, presents a significant opportunity for continued growth.

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

Our ability to help our customers increase their ecommerce revenue within their online stores is also demonstrated by our customers’ SSS, calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online stores in the prior period. In 2023, our SSS were 14.6% on a FX Neutral basis, on top of 2022 and 2021 SSS growth of 17.2% and 11.8% on a FX Neutral basis, respectively.

We also measure the retention and growth of our revenue from existing customers and their online stores through our customer’s NRR, which we calculate on a monthly basis by dividing the subscription revenue from our platform during the current period by the subscription revenue in the same period of the previous year for the same base of online stores that were active in the same period of the previous year. Our NRR includes the effect on subscription revenue of any online stores including renewals, expansion, contraction, and churn. Our calculation of NRR excludes any revenue from our SMB platform customers. Our NRR was 107.4%, 105.3% and 105.1% on a FX Neutral basis for the years ended December 31, 2023, 2022 and 2021, respectively.

Both our SSS and NRR for the fiscal years ending December 31, 2021, and 2022 experienced adverse effects due to the gradual reopening of brick-and-mortar stores, facilitating the adoption of omni-channel strategies. This led to a partial migration of volumes back to brick-and-mortar channels, particularly among customers with substantial physical presence. In 2023, our SSS and NRR were affected by the deteriorating macroeconomic environment. As we look ahead to 2024, predicting our SSS and NRR becomes challenging due to volatility in the macroeconomic landscape.

Given our subscription-based model, we generate most of our revenues in any given year from existing customers. For the years ended December 31, 2023, 2022 and 2021, we generated 88.9%, 84.2% and 81.8% of the revenue derived from the VTEX platform from customers who have been on our platform for over one year, respectively. For the year ended December 31, 2023, 60.1% of the revenue derived from the VTEX platform was generated from customers who have been on our platform for over three years.

We believe the strength of our value proposition to enterprises is also evidenced by our customer cohorts, which show revenue retention and growth over the past seven years through 2023. For purposes of the following chart, we define net revenue retention as the percentage of the revenue, on a FX neutral basis, generated by a yearly cohort of customers in 2023, relative to the revenue generated in 2017, the reference year, or yearly vintage of such yearly cohort of customers. We define a yearly cohort of customers as the group of customers that received the first invoice of our VTEX platform in the preceding 18 months from the last day of the relevant fiscal year.

Revenue by Cohort

Our business is also affected by our customers’ ability to launch additional online stores to serve additional brands, geographies, or use cases. As an example, our top 100 customers have almost tripled their number of online stores per customer from 2.2 in 2017 to 6.0 in 2023. These top 100 customers have tripled their geographic presence with us from 13 to 39 countries over the same time period. The average ARR per customer across our top 100 customers has more than tripled from 2017 to 2023. We believe that our ability to continue to drive faster go-lives and expand the online store presence, regionally and globally, of our customers will drive revenue growth. As of December 31, 2023, only 11.0% of our enterprise customers had two or more stores, highlighting a significant opportunity for further expansion.

Efficient acquisition of new customers

Increasing our customer base is important to our continued revenue growth. We believe we are positioned to grow significantly through a combination of our own sales and marketing initiatives, customer referrals, agency and technology partner referrals, and word-of-mouth referrals from existing customers.

We measure the efficiency of new customer acquisition by comparing the lifetime value, or LTV, of newly-acquired enterprise customers to the customer acquisition costs, or CAC, of the associated time period to get an “LTV/CAC ratio.” We calculate LTV as the gross profit from new sales during the four quarters of any given period divided by the subscription churn rate of the last 12 months. We calculate CAC as total sales and marketing expenses incurred during the four quarters preceding the quarter in which the calculation is made. This calculation assumes that the actual subscription churn rate for the period will remain consistent in future years. For instance, the LTV/CAC ratio for 2023 includes the LTV for the year ended December 31, 2022 and CAC for the four quarters ended September 30, 2023. On this basis, we estimate that our annual LTV/CAC ratio is over 6x in 2023 and 2022.

Evolution of our business partner ecosystem

A key part of our strategy is to build a thriving technology partner ecosystem. The ecosystem around our platform is connected to over 6,000 VTEX IO extensions created by third parties, 1,000 SIs and ISVs, 330 marketplaces, 180 payments solutions and 90 logistics companies, which use or embed our solutions into their own offerings to enable our customers to conduct commerce more conveniently. These integrated business partners include providers for shipping, marketplaces, point-of-sale, omnichannel, marketing automation, search, merchandising, SIs, agencies, payments, anti-fraud and lending services. We focus on collaborating with business partners in our ecosystem, by establishing mutually beneficial relationships, rather than competing with them. For instance, by allowing our customers to seamlessly start accepting online payments through one of our payment solutions partners, we are collaborating with our ecosystem and quickly generating revenue to our payments solutions partners and us. Our customers benefit from the expertise and best-of-breed offerings of our business partners, the flexibility to choose the best offerings for their needs, and the tailored programs developed with our strategic business partners. Our ecosystem of integrated applications and technology solutions is among the largest of any ecommerce platform and helps drive the growth of our customer base, which in turn accelerates growth of the ecosystem. We believe VTEX continues to innovate in an industry where many companies are providing outdated services.

Our ability to retain and grow our customers’ online stores often depends on the continuous improvement of our platform and the expansion of the capabilities of our strategic technology partners, including SIs, agencies and payment solutions to provide revenue generating services to our customers. As a result of our strong ecosystem and product capabilities, nearly a third of the revenue potential of new contracts signed in the year ended December 31, 2023 was originated organically or through the ecosystem, including referrals, customers’ requests, or through partners and resellers.

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

In 2022, VTEX announced a new step towards its efficiency-driven expansion. We prioritized the most relevant opportunities created in 2021, such as B2B, in-store solutions, live shopping, and conversational commerce, among others. In 2023, VTEX maintained operational efficiency, achieving significant leverage and global momentum. VTEX launched innovative solutions focused on the omnichannel experience for retailers, such as the VTEX Sales App, VTEX Pick and Pack, VTEX Personal Shopper, and the Extensions Hub, among others.

We believe our current organizational structure is able to deliver high-efficiency growth in an industry that we believe maintains attractive underlying long-term trends, as demonstrated in 2023. We expect our total operating expenses to leverage more gradually over time. We also intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to improve our platform and accelerate our market expansion. Our future success is dependent, in part, on our ability to successfully develop, market, and sell our platform to new and existing customers and to help our customers capture omnichannel commerce opportunities both regionally and globally.

Successful rollout of new geographies

We are investing in the expansion of our regional sales and marketing capabilities in order to grow our business within new regions in Latin America and the rest of the world. In some cases, we are expanding with existing customers to new geographies. For instance, a global electronics brand manufacturer uses the VTEX platform to power its ecommerce direct to consumer initiatives in 23 countries. We started our operations in Brazil in 2000, opened our first office outside of Brazil in 2013 and expanded outside of Latin America to the United States in 2017. We have operations in seven cities in Brazil, six cities in Latin America and ten cities in the rest of the world with 934, 205, and 138 employees, respectively, as of December 31, 2023.

For the years ended December 31, 2023 and 2022, purchases originated from customers in Brazil represented 54.3% and 54.6% of our total revenue, respectively, compared to 52.8% for the year ended December 31, 2021, highlighting our growing diversification outside of Brazil, in Latin America and the rest of the world. For the years ended December 31, 2023 and 2022, our revenues in Brazil increased year-over-year 27.2% and 29.5% in U.S. dollars and 22.7% and 23.7% on an FX neutral basis, respectively. For the years ended December 31, 2023 and 2022, revenues in Latin America, excluding Brazil, increased 26.1% and 16.1% and 21.0% and 14.4% on an FX neutral basis, respectively. Revenues from the rest of the world increased 37.8% and 40.0% and 37.3% and 47.0% on an FX neutral basis in the same periods, respectively. Revenues from Latin America, excluding Brazil, and the rest of the world represented 34.9% and 10.8%, of our total revenues for the year ended December 31, 2023, from 35.4% and 10.0% for the year ended December 31, 2022.

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

As of December 31, 2023, Latin America had an estimated total GDP of US$6.5 trillion, according to Statista, over 665 million inhabitants, with an average GDP per capita of US$$8,808, according to Fitch. Important industries have consolidated their presence in the region and acquired scale, the most notable being retail, manufacturing, financial services, transportation and communication, construction, agribusiness and mining.

Brazil is the largest economy in Latin America, as measured by GDP, and we have historically carried out the majority of our operations in Brazil. While we have been growing our revenues outside of Brazil, our revenues and profitability may be affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in the country. Our operations in Brazil, and the financial services industry in general, are particularly sensitive to changes in Brazilian economic conditions. The real/U.S. dollar exchange rate reported by the Central Bank was R$5.218 per US$1.00 on December 31, 2022, which reflected a 6.5% depreciation of the real against the U.S. dollar during 2022 due to election and post-election concerns and speculations over increases in government expenditure. The exchange rate reported by the Central Bank was R$4.841 per US$1.00 on December 31, 2023 and R$4.9813 per US$1.00 on February 26, 2024. There can be no assurance that the real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

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

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue represented 5.6%, 5.8% and 5.8% of our revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Historical Consolidated Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2023 and 2022

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2023 and 2022. The period-to-period comparison of financial results is not necessarily indicative of future results.

	For the year ended December 31,
	2023	2022	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Subscription revenue	190.3	148.5	28.2%
Services revenue	11.2	9.1	22.6%
Total revenue	201.5	157.6	27.8%
Subscription cost(1)	(45.4)	(41.4)	9.7%
Services cost(1)	(15.5)	(11.4)	35.9%
Total cost	(60.9)	(52.8)	15.4%
Gross Profit	140.6	104.8	34.1%
Operating Expenses
General and administrative(1)	(33.7)	(28.3)	18.8%
Sales and marketing(1)	(59.5)	(67.8)	(12.3)%
Research and development(1)	(60.1)	(57.2)	5.1%
Other losses	(1.9)	(1.4)	41.6%
Loss from operations	(14.6)	(49.9)	(70.7)%
Financial result, net	3.0	(7.6)	n/a
Equity results	1.0	1.1	(8.9)%
Loss before income taxes	(10.6)	(56.4)	(81.2)%
Income tax	(3.1)	4.0	n/a
Net loss for the year	(13.7)	(52.4)	(73.9)%

(1)	Includes stock-based compensation expense allocated as follows:

	For the year ended December 31,
	2023	2022
	(in millions of U.S. Dollars, unless otherwise indicated)
Subscription cost	(0.2)	(0.5)
Services cost	(0.5)	(0.2)
General and administrative	(7.3)	(4.4)
Sales and marketing	(4.4)	(2.9)
Research and development	(7.4)	(4.8)
Total stock-based compensation	(19.7)	(12.8)

Total revenue

The components of our total revenue during the years ended December 31, 2023 and 2022 were as follows:

	For the year ended December 31,
	2023	2022	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Subscription revenue	190.3	148.5	28.2%
Services revenue	11.2	9.1	22.6%
Total revenue	201.5	157.6	27.8%

Total revenue for the year ended December 31, 2023 was U$201.5 million, an increase of US$43.9 million, or 27.8% in US$ or 23.7% on an FX neutral basis, from US$157.6 million in 2022. The increase in total revenue was primarily driven by: (1) an increase in GMV of 30.2% in US$ or 25.3% on an FX neutral basis to US$16.5 billion in 2023, from US$12.7 billion in 2022, which also resulted in higher revenues from transaction-based fees as percentage of total subscription revenues; (2) an increase of 3.8% in the number of active online stores using our platform during the year which we believe is mainly attributable to the impacts of the increased penetration of ecommerce accelerating the digitalization plan of enterprises as a result of changing end-consumer purchase behavior (to favor online purchases); and (3) the expansion of our operations outside of Latin America.

Total cost

The components of our total cost during the years ended December 31, 2023 and 2022 were as follows:

	For the year ended December 31,
	2023	2022	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Subscription cost	(45.4)	(41.4)	9.7%
Services cost	(15.5)	(11.4)	35.9%
Total costs	(60.9)	(52.8)	15.4%

Total cost for the year ended December 31, 2023 increased by US$8.1 million, or 15.4%, to US$60.9 million in 2023 from US$52.8 million in 2022, mainly due to an increase in the total cost of subscription by US$4.0 million given the increase in transactions and the GMV processed on our platform, and an increase in the total cost of services by US$4.1 million mainly due to implementation projects for new customers in the United States and Europe.

Gross profit

As a result of the above, our gross profit increased by US$35.8 million, or 34.1% to US$140.6 million in 2023 from US$104.8 million in 2022. As a percentage of our total revenue, our gross profit increased to 69.8% in 2023 from 66.5% in 2022, mainly due to operational hosting cost efficiencies.

Operating expenses

General and administrative

General and administrative expenses during the years ended December 31, 2023 and 2022 were as follows:

	For the year ended December 31,
	2023	2022	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
General and administrative	(33.7)	(28.3)	18.8%
Percentage of total revenue	16.7%	18.0%

Our general and administrative expenses increased by US$5.3 million in 2023, or 18.8%, to US$33.7 million in 2023, from US$28.3 million in 2022, primarily due to personnel salary increases and other employee-related expenses.

Sales and marketing

Sales and marketing expenses during the years ended December 31, 2023 and 2022 were as follows:

	For the year ended December 31,
	2023	2022	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Sales and marketing	(59.5)	(67.8)	(12.3)%
Percentage of total revenue	29.5%	43.0%

Our sales and marketing expenses decreased by US$8.3 million, or 12.3%, to US$59.5 million in 2023 from US$67.8 million in 2022, primarily due to the reduction of our Sales and Marketing headcount, made during the second half of 2022. Although our Sales and Marketing workforce decreased, we will continue investing in regions such as the United States, Europe, and Latin America.

Research and development

Research and development expenses during the years ended December 31, 2023 and 2022 were as follows:

	For the year ended December 31,
	2023	2022	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Research and development	(60.1)	(57.2)	5.1%
Percentage of total revenue	29.8%	36.3%

Our research and development expenses increased by US$2.9 million, or 5.1%, to US$60.1 million in 2023 from US$57.2 million in 2022, primarily due to the increase of expenses related to share-based compensation and outsourcing of R&D related expenses.

Financial result, net

The components of our financial result during the years ended December 31, 2023 and 2022 were as follows:

	For the year ended December 31,
	2023	2022	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Finance income	46.4	23.8	95.1%
Finance expense	(43.4)	(31.4)	38.1%
Finance result, net	3.0	(7.6)	n/a

Our finance result amounted to an income of US$3.0 million in 2023 compared to an expense of US$7.6 million in 2022, as a result of the following:

Financial income

Financial income increased by US$22.6 million, or 95.1%, to US$46.4 million in 2023 from US$23.8 million in 2022, mainly due to an increase in interest and dividend earned on bank deposits and financial investments to US$23.8 million on December 31, 2023 from US$2.3 million on December 31, 2022.

Financial expense

Our financial expense increased by US$12.0 million, or 38.1%, to US$43.4 million in 2023 from US$31.4 million in 2022, mainly due to (1) an increase in the adjustment of hyperinflation to US$19.4 million on December 31, 2023 from US$5.2 million on December 31, 2022. (2) an increase in foreign exchange losses to US$16.9 million on December 31, 2023 from US$8.5 million on December 31, 2022, partially offset by a decrease in losses from short and long-term investments to US$1.6 million on December 31, 2023 from US$13.8 million on December 31, 2022.

Income tax

Our income tax amounted to an expense of US$3.1 million in 2023 from an income of US$4.0 million in 2022, primarily attributable to the increase of taxable income in countries with higher tax rates, and to a lower amount of deferred tax assets booked with respect to certain tax loss carried forward and temporary differences.

Net loss for the year

As a result of the above, our net loss amounted to US$13.7 million in 2023, compared to US$52.4 million in 2022.

Comparison of Results of Operations for the Years Ended December 31, 2022 and 2021

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2022 and 2021. The period-to-period comparison of financial results is not necessarily indicative of future results.

	For the year ended December 31,
	2022	2021	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
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
	(in millions of U.S. Dollars, unless otherwise indicated)%
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
	(in millions of U.S. Dollars, unless otherwise indicated)%
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

Operating expenses

General and administrative

General and administrative expenses during the years ended December 31, 2022 and 2021 were as follows:

	For the year ended December 31,
	2022	2021	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
General and administrative	(28.3)	(31.9)	(11.3)%
Percentage of total revenue	18.0%	25.4%	—

Our general and administrative expenses decreased by US$3.5 million in 2022, or 11.3%, to US$28.3 million in 2022, from US$31.9 million in 2021, primarily due to the decrease in outsourcing expenses as a result of the non-recurrence in 2022 of expenses with IPO readiness services and the decrease in expenses related to share-based compensation.

Sales and marketing

Sales and marketing expenses during the years ended December 31, 2022 and 2021 were as follows:

	For the year ended December 31,
	2022	2021	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Sales and marketing	(67.8)	(63.5)	6.8%
Percentage of total revenue	43.0%	50.5%	—

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

Research and development

Research and development expenses during the years ended December 31, 2022 and 2021 were as follows:

	For the year ended December 31,
	2022	2021	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Research and development	(57.2)	(45.2)	26.5%
Percentage of total revenue	36.3%	35.9%	—

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
	(in millions of U.S. Dollars, unless otherwise indicated)%
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

Income tax

Our income tax income decreased by US$5.4 million, to an income of US$4.0 million in 2022 from an income of US$9.5 million in 2021, primarily attributable to lower amount of deferred tax assets booked with respect to certain tax loss carried forward and temporary differences.

Net loss for the year

As a result of the above, our net loss amounted to US$52.4 million in 2022, compared to US$60.5 million in 2021.

Reconciliation of Non-GAAP Financial Measures

This annual report presents certain non-GAAP financial measures, which are not recognized under IFRS Accounting Standards, specifically Free Cash Flow and FX Neutral measures. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. For additional information on our Non-GAAP measures see “Part I—Introduction—Special Note Regarding Non-GAAP Financial Measures.”

Free Cash Flow

The following table presents a reconciliation of our Free Cash Flow to Net cash provided by operating activities for the following periods:

	For the year ended December 31,
	2023	2022	2021
	(in millions of U.S. Dollars, unless otherwise indicated)
Net cash provided by (used in) operating activities	4.3	(29.2)	(53.0)
Acquisition of intangibles related to acquisitions	—	—	(0.4)
Acquisitions of property and equipment	(0.5)	(0.3)	(1.4)
Free Cash Flow	3.8	(29.5)	(54.8)

FX Neutral measures

The following tables set forth selected income statement line items on an FX Neutral basis for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	As reported			On an FX Neutral basis(1)
	2023	2022	% variation	2023	2022	% variation
	(in US$ millions except as otherwise indicated)
Subscription revenue	190.3	148.5	28.2%	184.0	148.5	23.9%
Services revenue	11.2	9.1	22.6%	11.0	9.1	20.3%
Total revenue	201.5	157.6	27.8%	195.0	157.6	23.7%
Gross profit	140.6	104.8	34.1%	134.7	104.8	28.5%
Loss from operation	(14.6)	(49.9)	(70.7)%	(17.3)	(49.9)	(65.4)%

	2022	2021	% variation	2022	2021	% variation
	(in US$ millions except as otherwise indicated)
Subscription revenue	148.5	118.5	25.3%	144.0	118.5	21.6%
Services revenue	9.1	7.3	24.7%	9.7	7.3	33.2%
Total revenue	157.6	125.8	25.3%	153.8	125.8	22.3%
Gross profit	104.8	76.2	37.5%	100.1	76.2	31.4%
Loss from operation	(49.9)	(65.9)	(24.3)%	(54.4)	(65.9)	(17.5)%

(1)

We calculate FX Neutral measures by using the average monthly exchange rates for each month during 2022 or 2021, as the case may be, and applying them to the corresponding months in 2023 or 2022, respectively, so as to calculate what our results would have been had exchange rates remained stable from one financial year to the next. See “Special Note Regarding Non-GAAP Financial Measures—FX Neutral Measures.”

The following tables set forth the average of monthly exchange rates vis-à-vis the U.S. dollar for the years ended December 31, 2023, 2022 and 2021:

	For the year ended December 31,
	2023			2022			2021
	High(1)	Low(2)	Average(3)	High(1)	Low(2)	Average(3)	High(1)	Low(2)	Average(3)
	(to 1.00 US$)
Argentinean peso(4)	808.5	186.9	317.1	177.1	105.0	133.6	102.7	8.5	47.0
Brazilian reais	5.2	4.8	5.0	5.5	4.8	5.2	5.7	5.0	5.4
British pound	0.8	0.8	0.8	0.9	0.7	0.8	0.8	0.7	0.7
Chilean peso	925.6	797.8	839.7	956.6	798.3	873.1	850.3	707.8	759.9
Colombian peso	4,809.4	3,943.3	4,319.9	4,918.2	3,797.9	4255.3	3,967.5	3,502.6	3,745.9
Euro	0.9	0.9	0.9	1.0	0.9	1.0	0.9	0.8	0.8
Mexican peso	19.0	16.9	17.7	20.5	19.5	20.1	20.9	19.9	20.3
Peruvian sol	3.8	3.6	3.7	4.0	3.7	3.8	4.1	3.6	3.9
Romanian leu	4.7	4.5	4.6	5.0	4.4	4.7	4.4	4.0	4.2

(1)

High Average Monthly Exchange Rate is based on the highest average monthly exchange rate (i.e. the exchange rate on the closing of each day during any given month) of any given fiscal year, except with respect to Argentina, where the High Average Monthly Exchange Rate is based on the highest exchange rate reported on the last calendar day of any given month. See note 2.25 to our consolidated financial statements.

(2)

Low Average Monthly Exchange Rate is based on the lowest average monthly exchange rate of any given fiscal year (i.e. the exchange rate on the closing of each day during any given month), except with respect to Argentina, where the Low Average Monthly Exchange Rate is based on the lowest exchange rate reported on the last calendar day of any given month. See note 2.25 to our consolidated financial statements.

(3)

The Average of Average Monthly Exchange Rates is calculated by the sum of Average Monthly Exchange Rates of any given fiscal year divided by twelve, except with respect to Argentina, where the Average of Average Monthly Exchange Rate is based on the average exchange rate reported on the last calendar day of any given month, in accordance with the guidance of IAS 29. See note 2.25 to our consolidated financial statements.

(4)

The monthly inflation in Argentina during the specified period 2023 and 2022, ranged between 6.0% and 25.5%, with a monthly average of 10.0% and between 3.9%, and 7.4%, with a monthly average of 5.7%, respectively.

B.	Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our consolidated financial statements included elsewhere in this annual report.

Liquidity

Our cash and cash equivalents include cash on hand, immediate demand deposits with financial institutions and other short-term highly liquid investments, which have an immaterial risk of change in value. As of December 31, 2023 and December 31, 2022, our cash and cash equivalents amounted to US$28.0 million and US$24.4 million, respectively.

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

As of December 31, 2023, we did not have any off-balance sheet arrangements.

Consolidated Statements of Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	For the Year Ended December 31,
	2023	2022	2021
	(in millions of U.S. Dollars, unless otherwise indicated)
Net cash provided by (used in) operating activities	4.3	(29.2)	(53.0)
Net cash provided by (used in) investing activities	38.4	(43.4)	(166.8)
Net cash provided by (used in) financing activities	(38.4)	(19.6)	283.7
Net increase (decrease) in cash and cash equivalents	4.3	(92.2)	63.9

Net cash provided by (used in) operating activities

For the year ended December 31, 2023, net cash provided by operating activities amounted to US$4.3 million when compared to US$29.2 million of net cash used in operating activities in the year ended December 31, 2022, primarily as a result of:

•	a decrease in net loss of the year to US$13.7 million for the year ended December 31, 2023, from a net loss of the year of US$52.4 million for the year ended December 31, 2022;

•

changes in operating liabilities which consisted mainly of US$6.9 million increase in deferred revenue for the year ended December 31, 2023, compared to an increase of US$1.2 million for the year ended December 31, 2022, and a increase in taxes payable in the amount of US$7.3 million for the year ended December 31, 2023, compared to an decrease of US$1.5 million for the year ended December 31, 2022;

•

partially offset by changes in operating assets which consisted mainly of an increase in trade receivables in the amount of US$13.1 million for the year ended December 31, 2023, compared to an increase of US$3.6 million for the year ended December 31, 2022, and an increase in prepaid expenses in the amount of US$0.6 million for the year ended December 31, 2023, compared to a decrease of US$3.9 million for the year ended December 31, 2022.

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

Net cash provided by (used in) investing activities

For the year ended December 31, 2023, net cash provided by investing activities amounted to US$38.4 million in the year ended December 31, 2023, from a net cash used in investing activities of US$43.4 million in the year ended December 31, 2022.The change in net cash from investing activities is primarily attributable to an increase in the redemption of short-term investment to US$171.2 million for the year ended December 31, 2023, from US$78.0 million for the year ended December 31, 2022, partially offset by an increase in the purchase of short and long term investment to US$135.4 million for the year ended December 31, 2023, from US$120.6 million for the year ended December 31, 2022.

For the year ended December 31, 2022, net cash used in investing activities decreased by US$123.4 million to US$43.4 million in the year ended December 31, 2022, from US$166.8 million in the year ended December 31, 2021, primarily as a result of (1) a decrease in the purchase of short term investment to US$120.6 million for the year ended December 31, 2022, from US$177.8 million for the year ended December 31, 2021; and (2) an increase in the redemption of short-term investment to US$78.0 million for the year ended December 31, 2022, from US$17.9 million for the year ended December 31, 2021.

Net cash provided by (used in) financing activities

Net cash used in financing activities amounted to US$38.4 million for the year ended December 31, 2023 from a net cash used in financing activities of US$19.6 million for the year ended December 31, 2022. The increase in net cash used in financing activities is primarily attributable to the increase in cash used to buyback shares, to US$35.2 million for the year ended on December 31, 2023 from US$12.8 million for the year ended on December 31, 2022, as part of our repurchase of shares program, partially offset by a decrease in payment of loans and financing to US$1.2 million for the year ended December 31, 2023, from US$2.7 million for the year ended December 31, 2022.

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

Capital Expenditures

Our capital expenditures, consisting of purchase of intangibles and property and equipment, for the years ended December 31, 2023, 2022 and 2021, amounted to US$0.5 million, US$0.3 million and US$1.8 million, respectively, representing 0.2%, 0.2% and 1.4% of our total revenue for the years ended December 31, 2023, 2022 and 2021, respectively.

For 2024, we expect to maintain the capital expenditures as a percentage of our total revenue in line with the ratios we delivered in 2023. We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including those described in “Item 3. Key Information—D. Risk Factors.”

Indebtedness

As of December 31, 2023 we had no outstanding indebtedness (consisting of loans and financings). We had total indebtedness in the amount of US$1.2 million and US$3.3 million as of December 31, 2022 and 2021, respectively. The decrease in indebtedness is primarily due to principal repayments to Itaú Unibanco S.A, BNDES and Totvs S.A. which occurred in 2021, 2022 and in 2023.

C.	Research and Development, Patents and Licenses, etc.

As of the date of this annual report, we had no issued patents and one patent application pending in the USA. We own approximately 119 trademark registrations worldwide. As of December 31, 2023, we owned approximately 53 registered domain names in Brazil and 103 outside of Brazil. We also have approximately 11 pending trademark applications in Brazil as of the date of this annual report, 93 pending trademarks applications outside of Brazil.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2023 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

The following table sets forth our unaudited quarterly consolidated statement of profit or loss data for each of the last eight quarters of the period ended December 31, 2023. The unaudited consolidated statement of profit or loss data below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this annual report on Form 20-F and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to fairly and accurately state this information. These historical unaudited quarterly results of operations are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months ended (unaudited)
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(in millions of U.S. Dollars, unless otherwise indicated)
Subscription revenue	32.6	36.6	36.5	42.7	39.8	44.8	47.5	58.2
Services revenue	2.1	2.1	2.2	2.8	2.5	3.1	3.1	2.5
Total revenue	34.7	38.7	38.8	45.5	42.3	47.9	50.6	60.7
Subscription cost	(10.0)	(10.2)	(9.8)	(11.5)	(10.4)	(11.2)	(11.4)	(12.5)
Services cost	(2.6)	(2.8)	(2.9)	(3.1)	(4.2)	(4.4)	(3.6)	(3.4)
Total cost	(12.6)	(13.0)	(12.6)	(14.6)	(14.6)	(15.5)	(15.0)	(15.9)
Gross profit	22.1	25.7	26.1	30.9	27.7	32.4	35.6	44.9
Operating expenses
General and administrative	(6.9)	(7.4)	(6.9)	(7.1)	(7.9)	(8.2)	(8.4)	(9.1)
Sales and marketing	(17.9)	(21.3)	(16.2)	(12.4)	(14.8)	(14.4)	(15.1)	(15.1)
Research and development	(13.9)	(15.4)	(13.8)	(14.1)	(14.0)	(16.3)	(15.5)	(14.3)
Other income (losses)	0.0	(0.5)	(0.5)	(0.4)	(0.8)	(0.5)	(0.1)	(0.6)
Income (loss) from operation	(16.7)	(18.9)	(11.3)	(3.0)	(9.7)	(7.1)	(3.5)	5.7
Financial result, net	(4.7)	(5.4)	(0.2)	2.7	1.5	0.1	1.1	0.4
Equity results	0.2	0.3	0.3	0.3	0.3	0.4	0.3	—
Income (loss) before income tax	(21.2)	(24.1)	(11.2)	0.0	(7.9)	(6.6)	(2.1)	6.1
Income tax	2.1	2.6	(0.3)	(0.3)	(0.0)	0.0	(0.3)	(2.9)
Net income (loss) for the period	(19.1)	(21.5)	(11.5)	(0.3)	(7.9)	(6.6)	(2.4)	3.2

The following table sets forth selected unaudited consolidated statements of profit or loss data for each of the periods indicated as a percentage of total revenue.

	For the Three Months ended (unaudited)
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Subscription cost	(28.8)%	(26.4)%	(25.3)%	(25.3)%	(24.6)%	(23.3)%	(22.5)%	(20.5)%
Services cost	(7.5)%	(7.2)%	(7.5)%	(6.8)%	(9.9)%	(9.1)%	(7.2)%	(5.6)%
Total cost	(36.3)%	(33.6)%	(32.5)%	(32.1)%	(34.4)%	(32.4)%	(29.7)%	(26.1)%
Gross profit	63.7%	66.4%	67.3%	67.9%	65.6%	67.6%	70.3%	73.9%
Operating expenses
General and administrative	(19.9)%	(19.1)%	(17.8)%	(15.6)%	(18.7)%	(17.2)%	(16.5)%	(15.0)%
Sales and marketing	(51.6)%	(55.0)%	(41.8)%	(27.3)%	(35.0)%	(30.2)%	(29.8)%	(24.9)%
Research and development	(40.1)%	(39.8)%	(35.6)%	(31.0)%	(33.0)%	(34.0)%	(30.6)%	(23.6)%

	For the Three Months ended (unaudited)
	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023

Other income (losses)	0.0%	(1.3)%	(1.3)%	(0.9)%	(1.8)%	(1.1)%	(0.2)%	(0.9)%
Loss from operation	(48.1)%	(48.8)%	(29.1)%	(6.6)%	(23.0)%	(14.9)%	(6.9)%	9.4%
Financial result	(13.5)%	(14.0)%	(0.5)%	5.9%	3.4%	0.2%	2.1%	0.6%
Equity results	0.6%	0.8%	0.8%	0.7%	0.8%	0.8%	0.6%	0.0%
Income (loss) before income tax	(61.1)%	(62.3)%	(28.9)%	0.0%	(18.7)%	(13.9)%	(4.2)%	10.0%
Income tax	6.1%	6.7%	(0.8)%	(0.7)%	(0.0)%	0.1%	(0.5)%	(4.7)%
Net income (loss) for the period	(55.0)%	(55.6)%	(29.6)%	(0.7)%	(18.8)%	(13.8)%	(4.7)%	5.3%

Total revenue

In 2023, despite the macroeconomic scenario remains uncertain, we witnessed a stabilization of the sales cycles, new stores’ average time to implement the VTEX Platform, and our new customer’s GMV ramp-up times versus the prior year. This stabilization of extended cycles had a positive impact on our GMV, resulting in a new stores GMV that surpassed expectations. Consequently, our net revenues continued their growth trajectory for the year ending December 31, 2023.

Our sources of revenues are denominated 24.2% in U.S. dollars or Euros and 75.8% in local currencies for the year ended December 31, 2023.

We continue to monitor the progress of the macroeconomic conditions and its effects in consumption and our customers’ operations, and will take additional measures to navigate any macroeconomic environment and comply with the rapidly changing regulations of the countries where we operate. In addition, the devaluation of certain local currencies in those countries against the U.S. dollar, may cause a decline in year-over-year revenues in certain countries we operate, measured in U.S. dollars. However, we may not be able to predict the negative impacts a worsening in the macroeconomic environment will have on our business in the future.

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

For the year ended December 31, 2023 and for the year ended December 31, 2022 our gross profit was US$140.6 million and US$104.8 million, respectively, representing a year-over-year increase of 34.1%. Our gross profit year-over-year growth was lower than our total revenue growth as a reflection of incremental investments in cybersecurity, privacy and compliance mostly related to our global expansion and becoming a public company, partially offset by our efforts to increase efficiencies in hosting costs.

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

For the year ended December 31, 2023, our operating expenses demonstrated a marginal increase of 0.3%. This stability in expenses, when compared to the figures from 2022, reflects an organizational structure, which remained largely unchanged, experiencing only a modest 5.3% reduction in total headcount. This reduction was offset by factors such as salary increases and other expenses, effectively counterbalancing the decline in headcount.

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

The table set forth below presents the name, age and title of the current members of our board of directors:

Name	Age	Position
Geraldo do Carmo Thomaz Júnior	47	Co-Chairman
Mariano Gomide de Faria	46	Co-Chairman
Francisco Alvarez-Demalde	45	Board Member
Alejandro Raul Scannapieco	54	Independent Board Member
Arshad Matin	60	Independent Board Member
Benoit Fouilland	59	Independent Board Member
Silvia Mazzucchelli	52	Independent Board Member

The following is a summary of the professional experience of our current directors. Unless otherwise indicated, the current business addresses of all members of our board of directors is 125 Kingsway, WC2B 6NH London, United Kingdom.

Geraldo do Carmo Thomaz Júnior. Mr. Thomaz is our Founder and Co-Chief Executive Officer, a position he has held since our inception. Mr. Thomaz is also the co-chairman of our board of directors, a position he has held since 2019. Graduated in Mechanical Engineering at Universidade Federal do Rio de Janeiro (UFRJ). Geraldo developed the VTEX platform under the SaaS model, providing systems, servers, security and infrastructure for enterprise-level companies. Since 2021, he has also served as a board member for Instituto Reditus, a non-profit organization in Brazil. He currently also leads the Research & Development teams. We believe that Mr. Thomaz is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Gomide de Faria. Mr. Gomide de Faria is our Founder and Co-Chief Executive Officer, a position he has held since our inception. He is primarily responsible for overseeing the company’s global growth strategy encompassing marketing, sales, delivery support, and global go-to-market operations teams. He is also the co-Chairman of the board of directors, a role he has fulfilled since 2019. Mariano is graduated in Mechanical Engineering at UFRJ. Moreover, he actively engages as a teacher and lecturer for events like ecommerce Day, Internet Retailer, eShow, and UNCTAD ecommerce Week and EICOM Institute. We believe Mr. Gomide de Faria is qualified to serve on our board of directors due to his substantial business experience in the technology industry and his extensive leadership roles within the company.

Francisco Alvarez-Demalde. Mr. Alvarez-Demalde is a member of our board of directors, a position he has held since 2019. He is a Co-Founder and Managing Partner of Riverwood Capital, one of the leading investment firms solely dedicated to technology growth and scalability, and one of the largest early investors in VTEX, since 2014. Prior to establishing Riverwood, Mr. Alvarez-Demalde was an investment executive at Kohlberg Kravis Roberts & Co. (KKR), where he focused on leveraged buyouts in the technology industry and other sectors. He also previously held roles with Eton Park Capital Management and Goldman Sachs & Co. Mr. Alvarez-Demalde has invested and been actively involved in the development, operations, and growth of several successful businesses across North America, Latin America and other geographies. Mr. Alvarez-Demalde earned a Licentiate (Honors) in Economics from Universidad de San Andres, Argentina (including an exchange program at the Wharton School). He has led investments in or is a current or former Director or Advisor of several technology companies, including 99, Alog Data Centers do Brasil, Billtrust (Nasdaq: BTRS), Cloudblue, Dock, Globant (NYSE: GLOB), GOintegro, Greenhouse, Industrious, Insider, LAVCA, Mandic, MotionPoint, Navent, Nubox, Pixeon, RD Station, SecurityScorecard, Shiphero, Technisys, among others. Mr. Alvarez-Demalde is also a Global Ambassador with Endeavor and interested in non-profit initiatives related to education. We believe that Mr. Alvarez-Demalde is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Alejandro Raul Scannapieco. Mr. Scannapieco is an independent member of our board of directors and co-chairman of the Audit Committee, positions he has held since May 2021. Currently, he is the CEO of LaLiga Tech, a joint venture between Globant and La Liga Española. Prior to that, he was the managing director of the Business Hack-ing Studio at Globant from 2019 to 2022. Prior to that, he led the U.S. East Region for Globant and was the chief financial officer from 2008-2018. Prior to joining Globant in 2008, Alejandro served as chief financial officer at Microsoft South Cone (2002-2008) and Patagon.com South America (1999-2002), an internet startup that was sold to Santander Bank. He also served as Senior Finance Analyst at JP Morgan (1994-1999) and Senior Auditor at EY (1990-1994). Mr. Scannapieco currently serves as a board member for RetailApp Inc., a performance management platform for retailers, a position he has held since 2016. Mr. Scannapieco holds a postgraduate degree in capital markets, a degree in public accounting and a bachelor’s degree in business administration from the Pontificia Universidad Católica Argentina. He has also completed a postgraduate degree in finance from Torcuato Di Tella University.

Arshad Matin. Mr. Matin is an independent member of our board of directors, a position he has held since May 2021. Mr. Matin is the president and chief executive officer of Avetta, LLC, a private company providing cloud-based supply chain risk management solutions which he joined in October 2019. From November 2018 to September 2019, he was an entrepreneur-in-residence with Warburg Pincus LLC, a private equity firm. From 2013 to October 2018, he was the president, chief executive officer and a board member of Paradigm Ltd., a leading developer of software solutions to the global oil and gas industry, when it was acquired by Emerson Electric Co. From January 2012 to April 2013, Mr. Matin was executive vice president of IHS Inc., a publicly-traded company that is a leading global source of information and analytics. Mr. Matin joined IHS through the acquisition of Seismic Micro-Technology, Inc., or SMT, a global leader in the geology and geophysics software market. He joined SMT in July 2007 and was its president, chief executive officer and a board member. Before joining SMT, Mr. Matin was general manager of the enterprise security business unit at Symantec Corporation, which he joined in January 2006 upon the company’s acquisition of BindView Corporation, a global provider of agentless IT security compliance software. Mr. Matin also served as a partner of McKinsey & Company from 1995 to 2004 in their Houston offices. Mr. Matin also serves as chairman of the board of directors of NYSE-listed ASGN, a provider of information technology and professional services in the technology, digital, creative, engineering and life sciences fields across commercial and government sectors. Mr. Matin also served as a member of the board of directors of RS Energy Group, a Canadian company supporting companies in the oil and gas industry with its data analytics and forensic research, from December 2018 to January 2020. In addition, Mr. Matin serves as a board member or trustee on non-profit organizations including the Houston Endowment, Texas Children’s Hospital and Asia Society Texas Center. Mr. Matin brings extensive experience managing and advising public and private high-technology companies. Mr. Matin holds an MBA from the University of Pennsylvania – The Wharton School, a master’s degree in computer engineering from the University of Texas at Austin, and a bachelor’s of degree in electrical engineering from Regional Engineering College in India.

Benoit Fouilland. Mr. Fouilland is an independent member of our board of directors and co-chairman of our audit committee, a position he has held since May 2021. Mr. Fouilland is currently chief financial officer of Contentsquare, an AI-powered digital experience analytics platform. Prior to that, from September 2020 to May 2023, he served as chief financial officer of Firmenich, one of the world’s largest fragrance and taste companies. From March 2012 to July 2020, he served as chief financial officer of Criteo SA, a global advertising technology company (NASDAQ: CRTO). From September 2009 to March 2012, he served as senior vice president and chief financial officer for the Europe, Middle East and Africa (EMEA) region of SAP AG, a multinational software corporation. From April 2008 to September 2009, Mr. Fouilland was the chief financial officer of Business Objects S.A., an enterprise software company which was acquired by SAP AG in 2007. Mr. Fouilland holds an MBA from INSEAD, a Diplôme d’Études Supérieures Spécialisées degree in Financial Audit from Université Paris Dauphine and a Business degree from the ESLSCA Graduate School of Business in Paris.

Silvia Mazzucchelli. Silvia Mazzucchelli is an independent member of our board of directors and member of the Audit Committee, a position she has held since July 2023. Ms. Mazzucchelli is currently a senior advisor, specialized in retail and consumer brands, to The Boston Consulting Group, and serves as chair of the board of Coyuchi, a sustainable home textiles brand, and director of Carbon38, a Footlocker-backed activewear brand. She previously served as Chair of the board of Sequential Brands Group, Inc. (Nasdaq: SQBG), a brand management company with a portfolio of lifestyle brands, as director of PAS Group Ltd. (ASX: PGR), a leading Australian fashion retailer, and two KKR portfolio companies.Ms. Mazzucchelli’s contributions to strategy development, scaling consumer and retail brands, and digital transformations leverage 25+ years of track record as a consumer and retail business leader and advisor. Most recently, Ms. Mazzucchelli served as CEO of the Collected Group, a KKR company owner of luxury brands Joie, Equipment, and Current Elliott, and Chief Executive Officer for ModCloth, a Walmart e-commerce portfolio company, from 2019 to 2020. Prior to that, Ms Mazzucchelli held a variety of senior executive roles at American Apparel, Gildan Activewear, Toms Shoes, Guess? Inc. Silvia began her career at The Boston Consulting Group where she spent over 12 years assisting Fortune 500 clients in Consumer and Retail across North America and Europe. Ms. Mazzucchelli graduated with an MBA from the Anderson School of Management at UCLA, and holds a BSBA degree from Bocconi University in Italy and an International Business Diploma from the Stockholm School of Economics.

Executive Officers

Our executive officers are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors.

The table set forth below presents the name, age and title of current executive officers:

Name	Age	Position
Geraldo do Carmo Júnior	47	Co-Chief Executive Officer
Mariano Gomide de Faria	46	Co-Chief Executive Officer
Ricardo Camatta Sodré	39	Chief Financial Officer
André Spolidoro Ferreira Gomes	47	Chief Strategy Officer
Santiago Naranjo Alvarez	41	Chief Revenue Officer

Geraldo do Carmo Thomaz Júnior. See “—Board of Directors.”

Mariano Gomide de Faria. See “—Board of Directors.”

Ricardo Camatta Sodré. Mr. Sodré is our Chief Financial Officer, a position he has held since November 2022. Mr. Sodré priorly served VTEX as Finance Executive Officer, a position he held from February 2021 to November 2022. Previously, Mr. Sodré was a private equity investor at Advent International, where he joined as a trainee in 2009 before leaving as a director in January 2021. During his years at Advent, Mr. Sodré actively participated in more than 10 private equity investments, including CETIP, CCC Intelligent Solutions and StoneCo, and in recent years he was a board member at Prisma Medios de Pago S.A., a leading payments company in Latin America, and GTM Holdings, a leading chemical distributor with presence in 11 countries in Latin America, where he was also a member of the Audit, Finance and M&A committees. Mr. Sodré holds a degree in Mechanical-Aeronautical Engineering with honors from Instituto Tecnológico de Aeronáutica (“ITA”) and an MBA from Harvard Business School.

André Spolidoro Ferreira Gomes. Mr. Spolidoro is our Chief Strategy Officer, a position he has held since November 2022. Mr. Spolidoro priorly served VTEX as Chief Financial Officer, a position he held from January 2016 to November 2022. Mr. Spolidoro worked from 1998 to 2015 in asset management firms as Equity Portfolio Manager where he consolidated his solid knowledge in finance, financial market, equity analysis and business. Mr. Spolidoro holds a B.S. degree in Mechanical Engineering at UFRJ and a graduate degree in finance and capital markets at PUC RJ School of Business.

Santiago Naranjo Alvarez. Mr. Naranjo is our Chief Revenue Officer, a position held since June 2022. Mr. Naranjo served as LatAm Growth Officer, from 2020 to 2022, and as Country Manager of Colombia from 2016 to 2020. Before joining VTEX, he served as Marketing Manager in Offcorss (CI Hermeco) for 10 years. Mr. Naranjo is a financial engineer and retail expert, passionate about Omnichannel and Cross Border ecommerce with more than 15 years of experience in ecommerce and retail, and 10 years of expertise leading the creation and expansion of successful brands, both physical and digital. Mr. Naranjo has also been a board member of the Colombian Chamber of Electronic Commerce (“CCCE”) since 2016 as a trusted advisor who shares knowledge that powers the ecommerce industry in Latin America. Santiago holds a B.S. degree in financial engineering with marketing at Universidad de Medellín.

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

For the years ended December 31, 2023, 2022 and 2021, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was US$10.1million, US$8.2 million and US$8.3 million, respectively, which includes both salaries and bonuses paid in kind and compensation. For further information, see note 22 to our consolidated financial statements.

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

On November 7, 2022, our board of directors amended and restated the 2021 Share Plan and authorized an increase of the number of shares that are available to be issued under the 2021 Share Plan (any such number of shares available to be issued the “Plan Share Reserve”) to include an additional 2,600,000 Class A common shares to be reserved for issuance to offset an aggregate of approximately 2,600,000 stock options and restricted stock units that were previously granted under Pre-IPO Plans and have been forfeited. Also on November 7, 2022, our board of directors approved the modification of some stock option instruments, changing the original vesting period and exercise price, and the migration of some stock option instruments to RSUs. Such modifications were carried out to reflect the recent fall in our share price. For further information, see note 25 to our consolidated financial statements.

As of December 31, 2023, we have awarded 4,951,689 stock options and 2,879,265 restricted share units under the 2021 Share Plan that are currently outstanding and have not been exercised. Pursuant to the terms of the 2021 Share Plan, the Plan Share Reserve automatically renews on the first day of each fiscal year, by a number of Class A common shares equal to (1) 1.8% of our outstanding share capital on the last day of the immediately preceding fiscal year or (2) a number of Class A common shares as otherwise determined by our board of directors.

On January 1, 2024, our Plan Share Reserved was renewed by 3,751,921 which represented 1.8% of our outstanding share capital on December 31, 2023 and as of the date of this annual report, we have a total of 3,751,921 Class A common shares available for issuance under the 2021 Share Plan.

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

Audit Committee

Our audit committee consists of Alejandro Raul Scannapieco, Benoit Fouilland and Silvia Mazzucchelli where all are co-chairmen of our audit committee. Alejandro Raul Scannapieco, Benoit Fouilland and Silvia Mazzucchelli satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC, and they also meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our audit committee assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm.

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

As of December 31, 2023, we had 1,277 employees (including full-time employees, contractors, third-parties, and interns), including 32.7% in research and development, 26.9% in sales and marketing, 21.1% in professional services and customer support and 19.3% in general and administrative expenses. Of these employees, 73.1% are in Brazil and 26.9% are in our international locations.

In Brazil, it is mandatory to be affiliated with a workers union. Each year, we enter into an updated collective bargaining agreement. We believe we have a constructive relationship with these unions and we have not experienced any strikes, work stoppages or disputes leading to any form of downtime from our employees.

Talent acquisition strategy: Hiring is everyone’s job

We believe we are considered among the most impactful tech companies in our industry on a global basis and recognized among top students in the Latin American region as a career accelerator. We foster partnerships with top educational institutions across Brazil through VTEX Lab, our university partnership program we established in April 2018, that provides students with an immersive experience of continued learning and development. As of the date of this annual report, our engineering team consists of approximately 13.0% of VTEX Lab graduates and we continue to cultivate the future of tech talent at VTEX.

E.	Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees — B. Compensation—Equity Incentive Plan.”

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2023:

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

	Common shares Beneficially Owned
	Class A		Class B		Total Voting Power(2)
	Shares	%(1)	Shares	%(1)%
5% Shareholders
Geraldo do Carmo Thomaz Júnior(3)	2,184,622	2.7%	35,187,611	33.0%	30.8%
Mariano Gomide de Faria(3)	2,193,995	2.7%	35,187,611	33.0%	30.8%
LA Holdings DE LLC.(4)	19,875,188	24.2%	18,559,399	17.4%	17.9%
Riverwood Managed Entities(5)	5,014,896	6.1%	10,555,046	9.9%	9.6%
Affiliated of Dynamo(6)	6,977,073	8.5%	—	—	0.6%
GIC Private Limited (7)	4,413,559	5.4%	—	—	0.4%
Total	40,659,333	49.6%	99,489,667	93.3%	90.1%
Other Directors and Executive Officers
Francisco Alvarez-Demalde(5)	70,424	0.1%	—	—	0.0%
Alejandro Raul Scannapieco(8)	131,090	0.2%	—	—	0.0%
Arshad Matin(9)	115,924	0.1%	—	—	0.0%
Benoit Fouilland(10)	131,090	0.2%	—	—	0.0%
André Spolidoro Ferreira Gomes(11)	573,873	0.7%	900,000	0.8%	0.8%
Santiago Naranjo Alvarez(12)	335,550	0.4%	—	—	0.0%
Ricardo Camatta Sodré(13)	394,218	0.5%	—	—	0.0%
Silvia Mazzucchelli(14)	9,758	0.0%	—	—	0.0%
All directors and executive officers as a group (10 persons)	6,140,544	7.5%	71,275,222	66.8%	62.4%

(1)

Percentage of the specific class of common shares, based on 82,296,744 outstanding Class A common shares (including options and restricted stock units exercisable within 60 days from December 31, 2023) and 106,634,102 outstanding Class B common shares as of December 31, 2023.

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

(3)

Based on a statement on Amendment No. 2 to Schedule 13G jointly filed on February 26, 2024, by Itacare Corporation and others, the date of the last available Schedule 13G filed by such persons with the SEC. Includes common shares held of record by Itacare Corporation, Imbetiba Parent Ltd., Signo Inv. Tech Co Ltd., Mira Limited, Abrolhos One Limited, Arbalete Fund Inc., Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria. Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria specifically disclaim beneficial ownership of shares that are not directly owned by them. Further includes 1,625,000 Class A common shares and 2,125,0000 Class A common shares held by Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria, respectively, subject to options exercisable within 60 days from December 31, 2023.

(4)

Based on a statement on Amendment No. 1 to Schedule 13D filed on April 11, 2023, by SoftBank Group Corp., the date of the last available Schedule 13D filed by such person with the SEC. Consists of (i) 19,875,188 shares of Class A common shares and (ii) 18,559,399 shares of Class B common shares held by LA Holdings DE LLC.SBLA Latin America Fund LLC is the managing member of SBLA Investments II LLC, which is the managing member of SLA Investments IV LLC, which is the general partner of SBLA Holdings (Cayman) L.P., which is the managing member of LA Holdings DE LLC. As a result of these relationships, each of the foregoing entities may be deemed to share beneficial ownership of the securities reported herein.

(5)

Based on a statement on Schedule 13D jointly filed on March 29, 2023, by Riverwood Capital Partners II (Parallel-B) L.P. and others, the date of the last available Schedule 13D filed by such persons with the SEC. Consists of 1,323,868 Class A and 2,786,565 Class B common shares held by Data Center Holdings II LLC; 1,325,320 Class A and 2,789,960 Class B common shares held by IT Brazil Group II LLC; 1,325,641 Class A and 2,789,405 Class B common shares held by RCP II Brazil Holdings LLC and 1,040,067 Class A and 2,189,116 Class B common shares held by RCP II (Parallel B) Brazil Holdings LLC, entities incorporated under the laws of Delaware (together the “Riverwood-Managed Entities”), which are wholly owned by Data Center Holdings II AIV L.P., IT Brazil Group II AIV L.P., RCP II Brazil Holdings AIV L.P., and Riverwood Capital Partners II (Parallel-B) L.P., respectively (together, the “Riverwood-Managed Funds”), which management is controlled by Riverwood Capital II L.P., the general partner of each of the Riverwood-Managed Funds. Riverwood Capital GP II Ltd. is the general partner of Riverwood Capital II L.P. The Riverwood-Managed Funds, Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. may be deemed to have voting and dispositive power over shares directly held by one or more of the Riverwood-Managed Entities (provided that the powers attributed to Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. are vested to them in their fiduciary capacity). All investment decisions over the shares held by the Riverwood-Managed Entities are made by a majority vote of an investment committee comprised of several members. All voting decisions over the shares held by the Riverwood-Managed Entities are made by a majority vote of Riverwood Capital GP II Ltd.’s multiple shareholders. Francisco Alvarez-Demalde is a member of the investment committee and a shareholder of Riverwood Capital GP II Ltd. He disclaims beneficial ownership with respect to the shares held by the Riverwood-Managed Entities except to the extent of his pecuniary interest therein. No single natural person controls investment or voting decisions with respect to the common stock beneficially owned by the Riverwood-Managed Entities. The business address for each of these entities is c/o Riverwood Capital Management L.P., 70 Willow Road, Suite 100, Menlo Park, California 94025.

(6)

Based on a statement on Amendment No. 1 to Schedule 13G jointly filed on February 14, 2024, by Dynamo Internacional Gestão de Recursos Ltda. and others, the date of the last available Schedule 13G filed by such persons with the SEC. Consists of 6,977,073 Class A common shares held by Dynamo Internacional Gestão de Recursos Ltda. and other entities or persons affiliated with Dynamo Internacional Gestão de Recursos Ltda. (“Dynamo Internacional”). The business address of each of these entities and the individuals is Avenida Ataúfo de Paiva, 1235, 6th floor, 22440-034, Rio de Janeiro, Rio de Janeiro, Brazil.

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

(8)

Mr. Alejandro Raul Scannapieco’s, one of our directors, business address is Calle Valle de Tobalina 11, Boadilla del Monte, Madrid, Spain, CP 28669. Mr. Scannapieco owns 131,090 Class A common shares subject to options exercisable within 60 days from December 31, 2023.

(9)

Mr. Arshad Matin’s, one of our directors, business address is 1330 Post Oak Blvd., Suite 600, Houston, TX 77056. Mr. Matin owns 115,924 Class A common shares subject to options exercisable within 60 days from December 31, 2023.

(10)

Mr. Benoit Fouilland’s, one of our directors, business address is 7 Rue de la Bergère, 1242 Satigny, Switzerland. Mr. Fouilland owns 131,090 Class A common shares subject to options exercisable within 60 days from December 31, 2023.

(11)

Mr. Spolidoro, our Chief Strategy Officer, beneficially owns 247,821 Class A common shares in us directly and 900,000 Class B common shares in us directly and indirectly through his ownership of all participation interests in Botsmark LLC, an entity incorporated under the laws of Delaware. The business address for Mr. Spolidoro is 125 Kingsway, WC2B 6NH London, United Kingdom. Further includes 263,552 Class A common shares subject to options exercisable within 60 days from December 31, 2023 and 62,500 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2023.

(12)

Mr. Naranjo Alvarez, one of our executive officers, beneficially owns 147,300 Class A common shares in us directly. The business address for Naranjo Alvarez is 125 Kingsway, WC2B 6NH London, United Kingdom. Further includes 169,500 Class A common shares subject to options exercisable within 60 days from December 31, 2023 and 18,750 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2023.

(13)

Mr. Camatta Sodré, our Chief Financial Officer, beneficially owns 212,968 Class A common shares in us directly. The business address for Mr. Camatta Sodré is 125 Kingsway, WC2B 6NH London, United Kingdom. Further includes 125,000 Class A common shares subject to options exercisable within 60 days from December 31, 2023 and 56,250 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2023.

(14)

Mrs. Mazzucchelli, one of our directors, address is 2391 Achilles Dr., Los Angeles, CA 90046-1623 and. Mrs. Mazzucchelli owns 9,758 Class A common shares subject to options exercisable within 60 days from December 31, 2023.

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

In addition to the compensation arrangements with directors and executive officers described under “Item 6. Directors, Senior Management and Employees — B. Compensation” and certain other rights of certain of the holders of our common shares as described under “— A. Major Shareholders —Registration Rights Agreement,” the following is a description of each transaction since January 1, 2021 and each currently proposed transaction in which the amount involved in the transactions is material to us and any related party. See note 22 to our consolidated financial statements for a description of the Company’s related party transactions.

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

Agreements with our Executives

Certain of our executive officers have entered into employment agreements, certain of which provide for notice of termination periods and include restrictive covenants including with respect to confidentiality, non-compete and exclusivity. As of December 31, 2023, none of our directors have entered into service agreements with us.

Relationships with our Directors and Executive Officers

As of December 31, 2023, Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria our co-chairman and co-chief executive officers directly or indirectly hold 38.6% of our common shares (and 61.6% of the voting power of our outstanding common shares).

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

On April 14, 2021, the court denied our motion to dismiss. On October 4, 2021, the court granted our motion to appoint an independent expert to manage forensic discovery. On December 1, 2021, the court approved a forensic protocol to be employed by the independent expert. As of the date of this annual report the parties are conducting discovery. Although we plan to defend ourselves vigorously against such lawsuit, we are still not able to predict the outcomes of such lawsuit at this current stage and our involvement or future proceedings relating to this matter could potentially be costly and time-consuming and subject us to reputational and monetary damages.

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

Our Articles of Association authorize the issuance of up to 2,100,000,000 common shares of our authorized share capital. As of the date of this annual report, 77,694,185 Class A common shares and 106,457,170 Class B common shares of our authorized share capital were issued, fully paid and outstanding.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Treasury Shares

As of December 31, 2023 we did not hold any Class A common shares in treasury.

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

On August 8, 2022, our board of directors authorized us to repurchase Class A common shares, with par value of US$0.0001 per share, for an aggregate consideration of up to US$30.0 million. This authorization expired on August 8, 2023.

On August 8, 2023, our board of directors authorized us to repurchase Class A common shares, with par value of US$0.0001 per share, for an aggregate consideration of up to US$20.0 million. This authorization is scheduled to expire on August 8, 2024.

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

Our directors are Geraldo do Carmo Thomaz Júnior, Mariano Gomide de Faria, Francisco Alvarez-Demalde, Alejandro Raul Scannapieco, Arshad Matin, Benoit Fouilland and Silvia Mazzucchelli. Alejandro Raul Scannapieco, Benoit Fouilland and Silvia Mazzucchelli are members of our audit committee and “independent” as that term is defined under Rule 10A-3 of the Exchange Act. Arshad Matin is a member of our compensation committee and would be “independent” as that term is defined under Section 303A.02 of the Corporate Governance Rules of the NYSE.

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

Any dividends that you receive will be includable in your gross income as ordinary income on the day actually or constructively received by you and, for purposes of calculating the U.S. foreign tax credit, such dividends will be treated as income from sources outside the United States and will generally constitute passive category income. Such dividends will not be eligible for the dividends received deduction generally allowed to corporations under the Code. Subject to applicable limitations (including a minimum holding period requirement), dividends received by non-corporate U.S. investors from a qualified foreign corporation may be treated as “qualified dividend income” that is subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our Class A common shares, which are listed on the NYSE, are readily tradable on an established securities market in the United States. Thus, we believe that any dividends we pay on our Class A common shares to non-corporate U.S. Holders will be potentially eligible for these reduced tax rates. There can be no assurance, however, that our Class A common shares will be considered readily tradable on an established securities market in later years. In addition, non-corporate U.S. Holders will not be eligible for reduced tax rates on any dividends received from us if we are a passive foreign investment company (as discussed below under “—Passive Foreign Investment Company”) in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your own tax advisors regarding the application of these rules to your particular circumstances.

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

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (generally determined based on a quarterly average) of our assets is attributable to assets that produce, or are held for the production of, passive income.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Class A common shares and the proceeds from the sale, exchange or other disposition of Class A common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

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

I.	Subsidiary Information

See note 2 to our audited consolidated financial statements for a description of our subsidiaries.

J.	Annual Report to Security Holders

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

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

Our cash, cash equivalents, restricted cash, marketable securities and short-term investments consist primarily of interest-bearing accounts held by our parent company in US$. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial papers, money market funds, and government and non-government debt securities. Because of the short-term maturities of our cash, cash equivalents, and marketable securities, as of December 31, 2023, we are not materially exposed to the risk of changes in market interest rates.

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

Our subsidiaries generate revenues and incur most of their expenses in the respective local currencies of the countries in which they operate. As a result, our subsidiaries use their local currency as their functional currency. In the years ended December 31, 2023 and 2022, 20.3% and 15.6% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of December 31, 2023 and December 31, 2022, our assets were represented by 61.3% and 66.1% in U.S. dollars, 38.7% and 33.9% in other currencies. As of December 31, 2023 and December 31, 2022, our liabilities, excluding our total shareholders’ equity, were represented by 11.7% and 13.2% in U.S. dollars, 88.3% and 86.8% in other currencies.

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

We have evaluated, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2023. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon such evaluation, our Co-Chief Executive Officers and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that material information required to be disclosed in the reports filed with, or submitted to the SEC under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management, including our Co-Chief Executive Officers and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosures.

B.	Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Co-Chief Executive Officers and Chief Financial Officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) as issued by International Accounting Standards Board (IASB).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of the effectiveness of our internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management, including the Co-Chief Executive Officers and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria described in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, and based on this assessment, our management has concluded that our internal controls over financial reporting was effective as of December 31, 2023.

Remediation of Previously Reported Material Weakness

As previously disclosed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, our management identified a material weakness in our control over financial reporting related to the failure to maintain controls over the restricted access management procedures, regarding granting, revoking, and reviewing access and segregation of duties. Due to the remediation measures taken by us to implement new processes, additional controls specific to access management, segregation of duties and strengthening the IT governance, management has concluded that this material weakness has been remediated as of December 31, 2023.

C.	Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting regarding internal control over financial reporting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this annual report and as described in the “Remediation of Previously Reported Material Weakness” section above, there were changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting as part of the remediation measures described above.

ITEM 16.	RESERVED

ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Alejandro Raul Scannapieco, Benoit Fouilland and Silvia Mazzucchelli. Alejandro Raul Scannapieco, Benoit Fouilland and Silvia Mazzucchelli are the co-chairmen of our audit committee. Alejandro Raul Scannapieco, Benoit Fouilland and Silvia Mazzucchelli satisfy the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC, and they also meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act. Our audit committee assists our board of directors in overseeing our accounting and financial reporting processes and the audits of our consolidated financial statements. In addition, the audit committee will be directly responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. For more information, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees—Audit Committee.”

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

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Pricewaterhousecoopers Auditores Independentes Ltda., our principal accountants, for the periods indicated. Our independent registered public accounting firm was Pricewaterhousecoopers Auditores Independentes Ltda. for the years ended December 31, 2023 and 2022.

	Year Ended December 31,
	2023	2022
	(in millions of US$)
Audit fees(1)	0.5	0.5
Audit-related fees	0.0	—
Tax fees	—	—
All other fees(2)	0.0	0.1
Total fees	0.5	0.6

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

On August 8, 2022 our board of directors authorized the repurchase of shares of our Class A common shares for an aggregate consideration of up to US$30.0 million. The share repurchase program expired on August 8, 2023. On August 8, 2023 our board of directors authorized the repurchase of shares of our Class A common shares for an aggregate consideration of up to US$20.0 million. The share repurchase program is scheduled to expire on August 8, 2024. Repurchases under the program may be made from time to time in open market or privately negotiated transactions in accordance with applicable laws, including Rule 10b-18. The share repurchase program does not obligate us to acquire any amount of common shares, and it may be suspended or discontinued at any time at our discretion. The timing and amount of shares repurchased (if any) will be determined by our management based on its evaluation of market conditions, applicable legal requirements and other factors. Repurchases may also be made under a Rule 10b5-1 plan. Any repurchased shares may be canceled or remain available for use in connection with our equity incentive plans and for other corporate purposes.

The following table summarizes the share repurchase activity for the year ended December 31, 2023.

Period	Total Number Of Class A Common Shares Purchased	Average Price Paid per Class A Common Share (US$)(1)	Total Number of Class A Common Shares Purchased As Part of Publicly Announced Plans Or Program	Approximate Value of Class A Common Shares that May Yet Be Purchased Under the Plans (In US$ millions)(2)
January 1 - 31, 2023	559,968	4.19	3,847,928	14.9
February 1 - 28, 2023	205,085	4.32	4,053,013	14.0
March 1 - 31, 2023	557,418	3.72	4,610,431	12.0
April 1 - 30, 2023	442,584	3.58	5,053,015	10.4
May 1 - 31, 2023	1,180,442	3.93	6,233,457	5.8
June 1 - 30, 2023	514,582	4.37	6,748,039	3.5
July 1 - 31, 2023	233,013	5.07	6,981,052	2.3
August 1 - 31, 2023	804,535	5.69	7,785,587	15.6

Period	Total Number Of Class A Common Shares Purchased	Average Price Paid per Class A Common Share (US$)(1)	Total Number of Class A Common Shares Purchased As Part of Publicly Announced Plans Or Program	Approximate Value of Class A Common Shares that May Yet Be Purchased Under the Plans (In US$ millions)(2)
September 1 - 30, 2023	1,002,480	5.40	8,788,067	10.2
October 1 - 31, 2023	1,291,665	5.09	10,079,732	3.6
November 1 - 30, 2023	597,074	5.98	10,676,806	0.0
December 1 - 31, 2023	0	0	10,676,806	0.0
Total	7,388,846	4.75	10,676,806	0.0

(1)	Not including brokerage fees.
(2)	Please refer to Note 19.2(b) of our audited consolidated financial statements for additional detail.

As December 31, 2023, 7,388,846 Class A common shares had been repurchased pursuant to this share buyback program and there were no Class A common shares held in treasury as of that date.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management

(i) General description of risk management process

VTEX’s global cybersecurity risk management strategy is integrated into a complete security framework, which takes into account not only technological, but also commercial and reputational impacts. Our specialized Information Security team form the front line of defense against digital threats, ensuring that we can thrive in a challenging digital environment.

The Information Security Team

The Information Security team is a strategically organized team aimed at protecting the integrity, confidentiality, and availability of information. This team is made up of specialists divided into four distinct areas, each focused on managing specific types of risk:

The Blue Team is responsible for strengthening our defenses against cyberattacks focusing on prevention, detection, and response to threats.

The Red Team adopts a unique approach, simulating the mindset of a real adversary, who aims to materialize a risk to VTEX. By carrying out ethical intrusion tests, they are responsible for identifying and assessing gaps and vulnerabilities, providing valuable insights to further strengthen our cyber defenses.

The SecOps Team is responsible for establishing policies, standards, and procedures to ensure information security through a risk-oriented approach. This includes the Incident Response Plan, the Vulnerability Management Policy, and the Information Security Policy, among other essential guidelines. We believe the these frameworks ensure a comprehensive and effective approach to security risk management. When conducting the risk assessment, the SecOps team identifies and analyzes possible security threats, assessing the potential impact on data integrity, confidentiality, and availability. Based on this assessment, the team creates security controls and develops strategies and policies aimed at mitigating identified risks.

The Awareness Team, which operates within the SecOps Team structure, plays a vital role in employee awareness and training. Recognizing that security is a shared responsibility, this team educates VTEX about safe practices, strengthening the first line of defense against threats.

When a material risk is identified, with a potential impact on the Company or its clients, the Information Security Team takes immediate actions. The first step is to register the incident, calling in specialists to carry out an in-depth analysis of the scenario. Based on this assessment, actions are taken to contain the incident to limit the impact, identify the root cause, and adopt corrective measures to prevent future similar occurrences. The escalation process takes place simultaneously with the incident containment actions carried out by the Incident Response Team.

Escalation

We believe that the involvement of leadership is essential in our cybersecurity strategy, as it acts as an advocate for information security, ensuring the proper allocation of human and financial resources and strategic alignment with the organization’s objectives.

Depending on the severity of the incident, senior management can be involved in the incident management process. This ensures that our leadership is fully aware of the situation, enabling strategic decision-making in line with organizational objectives. This proactive and structured approach, backed up by the guidelines set out in an Information Security Incident Response Plan, ensures a quick and efficient response to events that could compromise information security, guaranteeing the continued protection of VTEX’s interests and those of its customers.

In situations where there is a real likelihood of a risk materializing, the Privacy & Security Committee is activated to conduct critical discussions. As further described below, this committee plays a crucial role in assessing the materiality of the incident in question. Once materiality has been determined, our Privacy and Security Committee communicates and involves the Audit Committee in the management of the incident and risk.

The Audit Committee is responsible for informing and keeping update our Board of Directors directly of the situation. This chain of responsibility ensures that, in cases of extreme relevance, senior management is immediately informed, allowing for agile decision-making in line with the company’s strategic interests.

This staggered approach, involving committees specialized in privacy, security, and auditing, guarantees a careful assessment of the materiality of critical incidents, providing effective management in situations with a high impact on the organization. For more details on the governance involved, see item “—Cybersecurity Governance” below.

Insurance

We currently maintain cybersecurity insurance for limited clients in the US and for the EU subsidiaries, but not a global coverage, and in the event we were to seek to obtain such insurance coverage, it may not be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims in connection with cybersecurity liabilities. Insurers could also deny coverage as to any future claim. The successful assertion of one or more large claims against us, or changes in any insurance policies we may enter into, including premium increases or the imposition of large deductible or coinsurance requirements, could have an adverse effect on our business, financial condition and results of operations.

(ii) Certifications

VTEX as a SaaS (Software as a Service) platform has different certifications on the internal control environment for different objectives:

Service Organization Control type 1: This certification is focused on evaluating the internal control environment with a focus on financial statements;

Service Organization Control type 2: Certification focused on evaluating the internal controls and technology environment with a focus on verifying how internal controls support the availability, integrity of information processing, reliability, and privacy of stored and processed data;

PCI DSS: Specific security certification for payment methods via credit card. Its purpose is to protect card data against fraud and violations.

For all certifications described above from the perspective of the year ended 12/31/2023, no exceptions or failures in internal controls were identified.

(iii) Cybersecurity due diligence

Before any supplier is registered in our purchasing systems, they are subject to a cybersecurity due diligence process, which covers aspects of compliance, privacy, and Information Security. Any relevant finding in the supplier’s cybersecurity due diligence process that could increase our exposure or expose us to a relevant risk prevents that supplier from being registered in our systems.

Additionally, we have adopted an automated process that requires any potential partners in our ecosystem be subject to a due diligence process before any Master Partner Agreement is signed. In this due diligence process, the potential partner is analyzed by the Compliance, Security, and Privacy teams concerning their technical and organizational measures, governance, controls, and procedures concerning cybersecurity incidents. The findings of this due diligence process are recorded and communicated to the team in charge of negotiating the contracts.

(iv) Past incidents and further impacts

In May 2021, the server of one of our third-party service providers in Chile that stores, among other things, certain of our customer’s consumer personal information processed through our platform, was accidentally made publicly available on the internet, and data of approximately 3,500 consumers from one of our customer’s became accessible without authorization. Although our customer is the data controller of its own consumers’ data and ultimately responsible for any privacy or security breaches involving such personal data, as our customer’s data processor, we may be also held jointly or severally liable if we (or our third-party service provider) are found not to have instituted adequate data security measures in our platform. As of the date of this annual report, we concluded the investigation regarding this incident and we confirmed that unauthorized third parties did not access the exposed consumer’s personal information. Additionally, we adopted measures to address the security flaw with such third-party service providers. See “—Certain Risks Relating to Our Business and Industry—A cyberattack, security breach or other unauthorized access or interruption to our information technology systems or those of our third-party service providers could delay or interrupt service to our customers and their customers, harm our reputation or subject us to significant liability.”

Cybersecurity Governance

In addition to our Information Security Team, our global cybersecurity risk management strategy is also implemented by (i) the Privacy & Security Committee; (ii) Audit Committee; and (iii) Board of Directors.

Privacy & Security Committee. The Privacy & Security Committee assesses whether there is materiality in privacy and/or information security incidents flagged by the Information Security Team to determine whether they should be escalated, executing contingency plans in the event of security incidents, and periodically reviewing privacy and information security policies and manuals, as applicable. When necessary, the Privacy & Security Committee, reports relevant risks and vulnerabilities to the Audit Committee and/or any other bodies reporting to the Board of Directors.

The findings and corrective actions about cybersecurity threats are discussed on an ordinary basis at our Privacy and Security Committee’s quarterly meetings. In such meetings the permanent member of the Compliance team, who reports periodically to senior management and the Audit Committee, becomes aware of any material cybersecurity threats, significant risk exposures, governance and control issues in the realm of cybersecurity requiring the attention of, or requested by, the Audit Committee.

The Privacy & Security Committee is currently composed of permanent members from the Legal, Compliance, Data Privacy, Security, and Growth teams, including C-Level; and extraordinary members from investor relations, PR, and Financial Reporting areas.

As of the date of this Annual Report, the members of the Privacy & Security Committee were the following:

•

Joice Silva Mendes is currently the Security Manager at VTEX. Ms. Silva has more than 13 years of experience in the Technology area, almost 10 of which are dedicated to Information Security. She holds a bachelor’s degree in Information Technology and Networks from Universidade Federal de São Caetano do Sul and has several specializations in Security.

•

Gustavo Ramos Franco currently serves as VTEX Sr. Director of Engineering. Mr. Franco has more than 20 years of experience developing and managing systems and software engineering organizations associated with security, and privacy, including at VMware and at Google, among others where he was responsible for both incident lifecycle and disaster recovery testing programs for several years.

•

Thiago Athayde currently serves as VTEX’s head of Audit and Compliance. He has more than 17 years in external and internal positions in governance areas, like, Risk management, Compliance, Internal Controls, and Internal and External auditor at large corporations, including PwC, Praxair (Linde Group), and Naspers group. In these roles, he had the opportunity to help several administrations in the implementation of corporate cybersecurity risk management, evaluation of technology, and cyber controls, in addition to supporting evaluation in audit committees of publicly traded companies. Mr Athayde holds a Master of Business Administration and a B.A. in Business from the Federal University of Rio de Janeiro – Coppead and he is affiliated at RIMS, SCCE, and IIA.

•

Angela Bittencourt da Fonseca currently serves as VTEX Data Protection Officer. Ms. Bittencourt da Fonseca has more than five years of experience as internal and external counsel on privacy programs, incident response, and reporting to Data Protection Authorities around the globe. She holds first-line certifications CIPP/E, CIPM, and CDPO/BR, which cover the management of cybersecurity risks and vulnerabilities, privacy breaches, and reporting incidents to customers, and Data Protection Authorities. She has served on the IAPP (International Association of Privacy Professionals) Research Advisory Board. Ms. Fonseca is a dual-qualified attorney in Brazil and New York State. She holds a Master of Laws from Columbia University and a Law degree from the State University of Rio de Janeiro.

Audit Committee. Our Audit Committee assists our Board of Directors in overseeing our accounting and financial reporting processes; processes related to cybersecurity; and the audits of our consolidated financial statements and security controls. The Audit Committee reports regularly to the Board of Directors concerning its activities and recommendations about cybersecurity, including any issues that arise for compliance with legal or regulatory requirements. The report to the Board of Directors may take the form of an oral report by the chairperson or any other member of the Committee designated by the Committee to make such report.

For more information on our Audit Committee, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Board Committees—Audit Committee.”

Board of Directors. Our Board of Directors ultimately oversees risk management within the Company and has established robust oversight mechanisms to ensure effective governance in managing risks associated with cybersecurity threats because VTEX recognizes the significance of these threats to our operational integrity and stakeholder confidence.

For more information on our Board of Directors, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Board of Directors.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See our consolidated financial statements beginning at page F-1.

ITEM 19.	EXHIBITS

The following documents are filed as part of this annual report:

Exhibit No.	Description

1.01	Memorandum and Articles of Association of VTEX (incorporated herein by reference to Exhibit 1.01 to the Company’s Annual Report on Form 20-F (File No. 001-40626) filed with the SEC on March 2, 2023).

2.01	Description of Securities registered under Section 12 of the Exchange Act (incorporated herein by reference to Exhibit 2.01 to the Company’s Annual Report on Form 20-F (File No. 001-40626) filed with the SEC on March 2, 2023).

4.01	Form of indemnification agreement (incorporated herein by reference to Exhibit 4.01 to the Registration Statement on Form F-1 filed with the SEC on July 12, 2021, File No. 333-257400).

4.02	Form of registration rights agreement (incorporated herein by reference to Exhibit 4.02 to the Registration Statement on Form F-1 filed with the SEC on July 12, 2021, File No. 333-257400).

4.03#	Private pricing addendum dated December 11, 2020 by and between VTEX Brasil Tecnologia para Ecommerce LTDA, VTEX Informatica S.A. Amazon Web Services, Inc. and Amazon Web Services EMEA Sarl. (incorporated herein by reference to Exhibit 10.01 to the Registration Statement on Form F-1 filed with the SEC on June 25, 2021, File No. 333-257400).

8.01	List of Subsidiaries.

11.01	Code of Ethics of VTEX.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

23.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.

97	Incentive Compensation Clawback Policy.

101.INS	XBRL Instance Document.

Exhibit No.	Description

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

#	Portions of this exhibit have been omitted in accordance with the rules of the Securities and Exchange Commission.

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

Date: February 27, 2024

Index to Financial Statements
Consolidated Financial Statements of VTEX as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

VTEX and its subsidiaries (the “Company”)
Report of independent registered public accounting firm
December 31, 2023
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of VTEX
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of VTEX and its subsidiaries (the “Company”) as of December 31, 2023 and 2022 and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
February 27, 2024
We have served as the Company’s auditor since 2020.

VTEX
Consolidated balance sheets
In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	5	28,035	24,394
Restricted cash	6	—	1,608
Short-term investments	7	181,374	214,164
Trade receivables	8	44,122	36,844
Recoverable taxes	9	6,499	5,122
Deferred commissions		1,005	663
Prepaid expenses	10	5,143	4,152
Derivative financial instruments	26	53	117
Other current assets		22	93

Total current assets		266,253	287,157

Non-current assets
Long-term investments	7	2,000	—
Trade receivables	8	7,415	5,432
Deferred tax assets	11.1	19,926	17,710
Prepaid expenses	10	155	204
Recoverable taxes	9	4,454	3,334
Deferred commissions		2,924	1,790
Other non-current assets		902	957
Right-of-use assets	12	3,277	4,818
Property and equipment, net	13	2,697	3,909
Intangible assets, net	14	30,024	31,210
Investments in joint venture		1,118	1,152

Total non-current assets		74,892	70,516

Total assets		341,145	357,673

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX
Consolidated balance sheets
In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2023	December 31, 2022
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	15	39,728	34,136
Loans and financing	16	—	1,153
Taxes payable	17	8,219	4,128
Lease liabilities	12	1,863	1,898
Deferred revenue	20.2	25,948	20,332
Accounts payable from acquisition of subsidiaries	3.3	—	299
Other current liabilities		1,486	70

Total current liabilities		77,244	62,016

Non-current liabilities
Accounts payable and accrued expenses	15	1,632	511
Taxes payable	17	—	160
Lease liabilities	12	2,233	3,737
Deferred revenue	20.2	16,584	13,923
Deferred tax liabilities	11.2	2,668	2,464
Other non-current liabilities		452	185

Total non-current liabilities		23,569	20,980

EQUITY	19
Issued capital		18	19
Capital reserve		370,821	390,885
Other reserves		(486)	127
Accumulated losses		(130,060)	(116,373)

Equity attributable to VTEX’s shareholders		240,293	274,658
Non-controlling interests		39	19

Total shareholders’ equity		240,332	274,677

Total liabilities and equity		341,145	357,673

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX
Consolidated statements of profit or loss
In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2023	December 31, 2022	December 31, 2021
Subscription revenue		190,302	148,475	118,466
Services revenue		11,215	9,145	7,307

Total revenue	20	201,517	157,620	125,773

Subscription cost		(45,420)	(41,408)	(38,380)
Services cost		(15,529)	(11,424)	(11,212)

Total cost	21	(60,949)	(52,832)	(49,592)

Gross profit		140,568	104,788	76,181

Operating expenses	21
General and administrative		(33,673)	(28,348)	(31,889)
Sales and marketing		(59,461)	(67,798)	(63,521)
Research and development		(60,116)	(57,205)	(45,186)
Other losses		(1,920)	(1,356)	(1,514)

Loss from operations		(14,602)	(49,919)	(65,929)

Financial income		46,374	23,770	7,414
Financial expense		(43,367)	(31,401)	(12,058)

Financial result, net	23	3,007	(7,631)	(4,644)

Equity results		1,008	1,106	587

Loss before income tax		(10,587)	(56,444)	(69,986)

Income tax
Current		(5,182)	(877)	(1,646)
Deferred		2,075	4,902	11,118

Total income tax	11.3	(3,107)	4,025	9,472

Net loss for the year		(13,694)	(52,419)	(60,514)

Attributable to controlling shareholders		(13,687)	(52,418)	(60,511)
Non-controlling interest		(7)	(1)	(3)
Loss per share	24
Basic loss per share		(0.073)	(0.275)	(0.333)
Diluted loss per share		(0.073)	(0.275)	(0.333)

The above consolidated statements of profit and loss should be read in conjunction with the accompanying notes.

VTEX
Consolidated statements of comprehensive income
In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2023	December 31, 2022	December 31, 2021
Net loss for the year	(13,694)	(52,419)	(60,514)

Items that may be reclassified subsequently to profit or loss:
Foreign cumulative conversion adjustment	(613)	(525)	548

Other comprehensive income (loss) for the year, net of taxes	(613)	(525)	548

Total comprehensive loss for the year	(14,307)	(52,944)	(59,966)

Attributable to controlling shareholders	(14,319)	(52,947)	(59,967)
Non-controlling interest	12	3	1
The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

VTEX
Consolidated statements of changes in shareholders’ equity
In thousands of U.S. dollars, unless otherwise indicated

	Issued capital	Capital reserve	Other reserves	Accumulated losses	Equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity

At January 1, 2021	17	78,945	104	(3,444)	75,622	126	75,748

Net loss for the year	—	—	—	(60,511)	(60,511)	(3)	(60,514)
Other comprehensive income (loss)	—	—	548	—	548	—	548

Total comprehensive loss for the year	—	—	548	(60,511)	(59,963)	(3)	(59,966)

Transactions with owners of the Company
Exercise of stock options	—	3,830	—	—	3,830	—	3,830
Issue of ordinary shares as consideration for a business combination	—	1,469	—	—	1,469	—	1,469
Capital contribution	—	1,000	—	—	1,000	—	1,000
Issuance of common shares in initial public offering	2	317,807	—	—	317,809	—	317,809
Share issuance costs	—	(21,491)	—	—	(21,491)	—	(21,491)
Buyback of shares (note 19.2)	—	(407)	—	—	(407)	—	(407)
Share-based compensation	—	9,217	—	—	9,217	—	9,217
Transactions with non-controlling interests	—	—	—	—	—	7	7
Acquisition of non-controlling interests	—	96	—	—	96	(123)	(27)

Total transactions with owners of the Company	2	311,521	—	—	311,523	(116)	311,407

At December 31, 2021	19	390,466	652	(63,955)	327,182	7	327,189

At January 1, 2022	19	390,466	652	(63,955)	327,182	7	327,189

Net loss for the year	—	—	—	(52,418)	(52,418)	(1)	(52,419)
Other comprehensive income (loss)	—	—	(525)	—	(525)	—	(525)

Total comprehensive loss for the year	—	—	(525)	(52,418)	(52,943)	(1)	(52,944)

Transactions with owners of the Company
Exercise of stock options	—	567	—	—	567	—	567
Issue of ordinary shares as consideration for a business combination	—	3	—	—	3	—	3
Share repurchase program (note 19.2)	—	(12,798)	—	—	(12,798)	—	(12,798)
Share-based compensation	—	12,647	—	—	12,647	—	12,647
Transactions with non-controlling interests	—	—	—	—	—	13	13

Total transactions with owners of the Company	—	419	—	—	419	13	432

At December 31, 2022	19	390,885	127	(116,373)	274,658	19	274,677

At January 1, 2023	19	390,885	127	(116,373)	274,658	19	274,677

Net loss for the year	—	—	—	(13,687)	(13,687)	(7)	(13,694)
Other comprehensive income (loss)	—	—	(613)	—	(613)	—	(613)

Total comprehensive loss for the year	—	—	(613)	(13,687)	(14,300)	(7)	(14,307)

Transactions with owners of the Company
Exercise of stock options	—	1,031	—	—	1,031	—	1,031
Share repurchase program (note 19.2)	—	(35,243)	—	—	(35,243)	—	(35,243)
Share-based compensation	—	14,148	—	—	14,148	—	14,148
Cancellation of shares	(1)	—	—	—	(1)	—	(1)
Transactions with non-controlling interests	—	—	—	—	—	27	27

Total transactions with owners of the Company	(1)	(20,064)	—	—	(20,065)	27	(20,038)

At December 31, 2023	18	370,821	(486)	(130,060)	240,293	39	240,332

The above consolidated statement of changes in shareholders’ equity should be read in conjunction with the accompanying notes.

VTEX
Consolidated statements of cash flows
In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2023	December 31, 2022	December 31, 2021
Net loss for the year	(13,694)	(52,419)	(60,514)

Adjustments for:
Depreciation and amortization	5,018	4,616	4,072
Deferred income tax	(2,075)	(4,902)	(11,118)
Loss on disposal of rights of use, property, equipment, and intangible assets	874	(9)	54
Expected credit losses from trade receivables	1,472	852	887
Share-based compensation	16,360	12,202	9,217
Provision for payroll taxes (share-based compensation)	3,326	(1,125)	7,611
Adjustment of hyperinflation	19,369	5,175	2,274
Equity results	(1,008)	(1,106)	(587)
Accrued interest	(23,757)	(2,252)	(264)
Fair value (gains) losses	(10,332)	2,522	(1,188)
Others and foreign exchange, net	8,298	2,786	930
Change in operating assets and liabilities
Trade receivables	(13,137)	(3,579)	(16,749)
Recoverable taxes	(3,597)	(671)	(2,692)
Prepaid expenses	(598)	3,947	(2,741)
Other assets	583	(583)	186
Accounts payable and accrued expenses	855	5,229	7,417
Taxes payable	7,347	(1,495)	3,102
Deferred revenue	6,948	1,157	12,330
Other liabilities	1,925	745	(364)

Cash provided by (used in) operating activities	4,177	(28,910)	(48,137)

Income tax refund (paid)	82	(312)	(4,854)

Net cash provided by (used in) operating activities	4,259	(29,222)	(52,991)

Cash flows from investing activities
Dividends received from joint venture	1,138	147	—
Purchase of short and long-term investment	(135,442)	(120,615)	(177,816)
Redemption of short-term investment	171,200	78,011	17,910
Interest and dividend received from short-term investments	2,106	1,110	588
Payment of business acquired	—	(1,692)	(5,712)
Acquisitions of intangible assets	—	—	(368)
Acquisitions of property and equipment	(472)	(340)	(1,383)
Derivative financial instruments	(105)	—	—

Net cash provided by (used in) investing activities	38,425	(43,379)	(166,781)

Cash flows from financing activities
Derivative financial instruments	—	(746)	—
Changes in restricted cash	1,660	(348)	246
Proceeds from the exercise of stock options	1,031	567	3,830
Net-settlement of share-based payment	(2,488)	(1,615)	(2,705)
Capital increase	—	—	1,000
Capital increase - issuance of common shares in initial public offering	—	—	296,318
Buyback of shares	(35,243)	(12,798)	(2,423)
Payment of loans and financing	(1,238)	(2,651)	(10,886)
Interest paid	(5)	(56)	(104)
Principal elements of lease payments	(1,574)	(1,263)	(913)
Lease interest paid	(573)	(670)	(680)

Net cash provided by (used in) financing activities	(38,430)	(19,580)	283,683

Net increase (decrease) in cash and cash equivalents	4,254	(92,181)	63,911

Cash and cash equivalents, beginning of the year	24,394	121,006	58,557

Effect of exchange rate changes	(613)	(4,431)	(1,462)

Cash and cash equivalents, end of the year	28,035	24,394	121,006

Non-cash transactions:

Lease liabilities arising from obtaining right-of-use assets and remeasurement	(251)	983	494

Issue of ordinary shares as consideration for a business combination	—	3	1,469

Unpaid amount related to acquisition of non-controlling interest	—	—	27

Unpaid amount related to business combinations	—	—	8,264

Dividends from joint venture used to pay accounts from acquisition of subsidiaries	—	448	—

Transactions with non-controlling interests	27	13	7

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

1	General information
VTEX (“VTEX” or the “Company”) and its subsidiaries, or collectively referred to as the “Group”, provides a software-as-a-service
digital commerce platform tailored for enterprise brands and retailers. The VTEX platform is designed to be composable and complete, enabling our customers to seamlessly implement, optimize, test, and expand both B2C and B2B digital experiences. Fueled by native solutions and a plug-and-play
ecosystem, the platform integrates commerce, marketplace, fulfillment channels, and OMS solutions into a unified framework. This integration empowers VTEX’s customers to leverage omnichannel capabilities and formulate innovative strategies for customer engagement, connecting seamlessly across all sales channels. The platform’s flexible and low-maintenance
nature aims to optimize customers’ IT investments, ensuring agility and fostering profit growth, competitive time-to-market,
and sustainable evolution and scalability.
The Company’s shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).
The following entities are part of the Group and are being consolidated in these financial statements:

Company	Place of business/ country of incorporation	Relationship	Principal business activity	% of Ownership as of December 31,
				2023	2022	2021
VTEX (“VTEX”)	Cayman	Holding	Technology Services
VTEX Argentina S.A. (“VTEX ARG”)	Argentina	Subsidiary	Technology Services	100	100	100
VTEX Brasil Tecnologia para E-commerce LTDA. (“VTEX Brazil”)	Brazil	Subsidiary	Technology Services	100	100	100
VTEX Day Eventos LTDA (“VTEX DAY”)	Brazil	Subsidiary	Production of events	100	100	100
Loja Integrada Tecnologia Para Softwares S.A. (“Loja Integrada”)	Brazil	Subsidiary	Technology Services	98.68	99.58	99.87
Suiteshare Tecnologia da Informação S.A (“Suiteshare”) (i)	Brazil	Subsidiary	Technology Services	—	—	100
VTEX Chile SPA (“VTEX CHI”)	Chile	Subsidiary	Subsidiary	100	100	100
VTEX Colombia Tecnologia para Ecommerce S.A.S. (“VTEX COL”)	Colombia	Subsidiary	Technology Services	100	100	100
VTEX Commerce Cloud Solutions LLC (“VTEX USA”)	USA	Subsidiary	Technology Services	100	100	100
VTEX Ecommerce Platform Limited (“VTEX UK”)	UK	Subsidiary	Technology Services	100	100	100

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

Company	Place of business/ country of incorporation	Relationship	Principal business activity	% of Ownership as of December 31,
				2023	2022	2021
VTEX Mexico Soluciones en Ecommerce S.R.L. de C.V. (“VTEX MEX”) (ii)	Mexico	Subsidiary	Technology Services	100	100	99.99
EICOM Business School S.A.P.I De C.V. (“Escuela”)	Mexico	Subsidiary	Technology Services	100	100	100
Peru Tecnologia para ECOMMERCE S.A.C. (“VTEX PERU”)	Peru	Subsidiary	Technology Services	100	100	100
VTEX Platform España, S.L. (“VTEX ESP”) (iii)	Spain	Subsidiary	Technology Services	100	100	—
VTEX Ecommerce Platform Limited - Sede Secondaria (“VTEX ITA”)	Italy	Branch	Technology Services	100	100	100
VTEX Ecommerce Platform Limited London - Sucursala Bucuresti (“VTEX ROM”)	Romania	Branch	Technology Services	100	100	100
VTEX Ecommerce Platform Limited – Sucursal em Portugal (“VTEX PORT”)	Portugal	Branch	Technology Services	100	100	100

(i)	Suiteshare was acquired in April 2021, refer to note 3.2 for additional details. In March 2022 it was merged into VTEX Brazil.
(ii)	In May 2021, the Group acquired the non-controlling interest of VTEX MEX. Refer to note 19.2(d) for additional details.
(iii)	VTEX ESP was created in March/ 2022 to fulfill the Group’s operational needs.
The Group also holds VT Comercio, a joint venture (“JV”) established in July 2019 with a participation of 50%. On August 30, 2023 the Company announced the termination of the JV. However, the Group has elected to maintain its participation until the dissolution terms are finalized, which is expected to occur in the following months.

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
The consolidated financial statements of the VTEX Group have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).
The consolidated financial statements were authorized for issue by the Board of Directors on February 22, 2024.

b.	Historical cost convention
The financial statements have been prepared on a historical cost basis, except for certain financial assets and financial liabilities (including derivative instruments) measured at fair value.

c.	New standards, interpretations, and amendments adopted by the Group
In 2023 the Company has adopted the following new interpretation and amendments:

•	IFRS 17 Insurance Contracts

•	Definition of Accounting Estimates – amendments to IAS 8

•	International Tax Reform – Pillar Two Model Rules – amendments to IAS 12.

•	Deferred Tax related to Assets and Liabilities arising from a Single Transaction – amendments to IAS 12

•	Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2.
The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

d.	New standards and interpretations not yet adopted
Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for the reporting period ended on December 31, 2023 and have not been early adopted by the group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

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

a.	Segment revenue by region
None of the clients represent more than 5% of the Group’s revenues.
The amount of this revenue from external customers, by geography, is shown in the table below:

	December 31, 2023	December 31, 2022	December 31, 2021
Brazil	109,470	86,066	66,464
Latin America - except Brazil	70,302	55,770	48,038
Rest of the world	21,745	15,784	11,271

Total revenue by region	201,517	157,620	125,773

b.	Segment non-current assets by region
The total of
right-of-use
assets, property and equipment, intangible assets and investments in joint venture, broken down by location of the assets, is shown in the following table:

	December 31, 2023	December 31, 2022
Brazil	19,850	21,047
Latin America - except Brazil	304	889
Rest of the world	16,962	19,153

Total non-current assets by region	37,116	41,089

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

2.4	Foreign currency translation

(i)	Functional and presentation currency
The Group has significant operations internationally that are denominated in foreign currencies, as the Group transacts business in various foreign currencies and has significant international revenues and costs. The subsidiaries of the Group generate revenues and incur most of their expenses in the respective local currencies of the countries in which they operate. Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in U.S. dollars (“US$”) which is the functional currency of VTEX (Group’s parent company) and presentation currency of the Group. All amounts have been rounded to the nearest thousands of US$, except when otherwise indicated.

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

2.7	Short and long-term investments
Short and long-term investments refer to investment in financial instruments that do not meet the definition of cash and cash equivalents. Such instruments are measured at their fair value or amortized cost. The Group determines the appropriate classification at the time of purchase. They may have stated maturities greater than one year, in which case they are classified as long-term investments.
Short-term investments are considered available to support current operations of the Company and are classified as current assets. Gains and losses in fair value and interest income are included in financial income (expenses).

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

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

The depreciation is calculated on a straight-line, and the assets have the following useful lives:

Class of Property and equipment	Useful life (years)
Machinery and equipment	10
Computers and peripherals	5
Furniture and fixtures	10
Leasehold improvements	2-10
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
It also includes liabilities for wages and salaries, that are expected to be settled within 12 months after the end of the period in which the employees render the related service is recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The Group does not have other long-term employee benefits or post-employment obligations.
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
Subscription revenues originate from a cloud-based multichannel SaaS (software as a service) platform focused on Ecommerce. There is a single performance obligation corresponding to maintaining access to the platform. Revenue is recognized over time and the transaction price consists of the following components:

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
Deferred costs include deferred sales commissions that are incremental costs of obtaining customer contracts. Sales commissions are not paid on subscription renewal. The Group amortizes deferred sales commissions ratably over five years. The Group determined the period of benefit by taking into consideration past experience with customers.

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
IAS 29 generated an impact for the year ended December 31, 2023, in the finance result in the amount of US$19,369 ( US$5,175 in 2022 and US$2,274 in 2021).
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
The accumulated inflation rates from January 1, 2023, to December 31, 2023, was 211.4% (2022 – 94.79%).

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

3	Business combinations

3.1	Acquisition of WorkArea
On January 29, 2021, the Group acquired 100% of WebLinc Corp, or WorkArea, a U.S. based cloud commerce platform provider, to strengthen our presence in the U.S. and Canadian market.
The purchase price comprised: (1) cash consideration of US$0.2 million, paid at the acquisition date; (2) cash consideration of US$ 0.5 million, paid in April 2021, (3) a cash contingent consideration
(earn-out)
of US$0.8 million paid in 2021, and (4) a cash contingent consideration
(earn-out)
of US$0.7 million paid in 2022.

3.2	Acquisition of Suiteshare
On April 16, 2021, the Group acquired 100% of the capital of Suiteshare Tecnologia da Informação Ltda., or Suiteshare, a company that offers a conversational commerce solution enabling brands to connect with their customers via WhatsApp to perform support and sales.
The purchase price comprised: (1) cash consideration of US$1.8 million paid on May 28, 2021; (2) shares consideration, in the amount of US$1.3 million paid on June 1, 2021; and (3) a cash contingent consideration
(earn-out)
of US$0.2 million, paid on January 3, 2022.

3.3	Accounts payable from acquisition of subsidiaries
The breakdown of accounts payable from acquisition of subsidiaries is as follows:

	December 31, 2023	December 31, 2022
Earn-out - cash	—	299

Total	—	299

3.4	Changes in balance payable from acquisition of subsidiaries

	2023	2022
Opening balance on January 1	299	6,423
Payments of principal/finance charges - installments	—	(1,224)
Payments of principal/finance charges - earn-out	—	(916)
Fixed installments adjustment	—	(362)
Earn-out adjustment (i)	(299)	(3,740)
Accrued interest and others	—	9
Exchange differences	—	109

Closing balance on December 31	—	299

(i)	The 2022 amount includes adjustments in the earn-out, which were reflected in the Goodwill. Refer to note 14.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

4	Critical estimates and accounting judgments
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
The Group tests whether goodwill and intangible assets have suffered any impairment on an annual basis. For the year ended December 31, 2023 and 2022, the recoverable amount was determined based on value-in-use
calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management. For more details of the estimates and assumptions used, refer to note 14.

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

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

5	Cash and cash equivalents
The breakdown of cash and cash equivalents is as follows:

	December 31, 2023	December 31, 2022
Cash and cash bank deposits	24,962	18,930
Time deposits, investment funds and others	3,073	5,464

Total	28,035	24,394

As at December 31, 2023, 3% of the cash and cash equivalents are in the Cayman Islands (December 31, 2022 - 16%), 72% are in Brazil (December 31, 2022 - 44%), and 25% are distributed among the other subsidiaries of the Group (December 31, 2022 - 40%).

6	Restricted cash

	December 31, 2023	December 31, 2022
Restricted cash (i)	—	1,608

Total	—	1,608

(i)
As of December 31, 2023, the Company does not have restricted cash balances. As of December 31, 2022, the restricted cash included US$608, which Itaú Bank in Brazil held. These deposits were not available for use by the other entities within the Group and refer to the guarantee granted related to BNDES and Itaú loans. The restricted cash also included US$1,000 related to guarantees used to increase the Group’s corporate credit cards limits. Refer to note 16 for additional details.

7	Short and long-term investments

	December 31, 2023	December 31, 2022
Financial assets measured at fair value	95,293	204,045
Financial assets measured at amortized cost	88,081	10,119

Short and long-term investments	183,374	214,164

Current	181,374	214,164
Non-current (i)	2,000	—

(i)
Comprising ordinary shares of an unlisted entity acquired in October 2023, measured at fair value. The Group elected to recognize the changes in fair value of the existing instrument through profit or loss (“FVPL”). Refer to note 26.1(ii)a for additional details.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

7.1	Financial investments measured by fair value
The following table shows the changes in the balances:

	2023	2022
Opening balance on January 1	204,045	177,191
Additions	21,146	111,612
Redemption	(136,672)	(78,011)
Accrued dividend	46	—
Fair value gains (losses)	9,823	(4,766)
Exchange differences	(3,095)	(1,981)

Closing balance on December 31	95,293	204,045

7.2	Financial investments measured by amortized cost
The following table shows the changes in the balances:

	2023	2022
Opening balance on January 1	10,119	—
Additions	114,296	9,003
Redemption	(34,528)	—
Accrued interest	21,605	1,141
Exchange differences	(23,411)	(25)

Closing balance on December 31	88,081	10,119

8	Trade receivables
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

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2023	December 31, 2022
Trade receivables	52,446	43,084
Expected credit losses	(909)	(808)

Total trade receivables	51,537	42,276

Current	44,122	36,844
Non-current	7,415	5,432
The changes in expected credit losses for trade receivables are as follows:

	2023	2022	2021
Opening balance on January 1	(808)	(1,147)	(649)
Addition, net	(1,472)	(852)	(887)
Addition from acquisition of subsidiaries	—	—	(100)
Write-off	1,352	1,114	429
Exchange differences	19	77	60

Closing balance on December 31	(909)	(808)	(1,147)

Details about the calculation of the expected credit losses are provided in note 26.2(a)(iii).
The trade receivables by maturity are distributed as follows:

	December 31, 2023	December 31, 2022
Current	49,201	39,188
Overdue:
From 1 to 30 days	1,810	2,087
From 31 to 60 days	244	454
From 61 to 90 days	227	359
From 91 to 120 days	272	295
From 121 to 300 days	692	701

Total	52,446	43,084

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

9	Recoverable taxes
The breakdown of recoverable taxes is as follows:

	December 31, 2023	December 31, 2022
Recoverable income tax	1,832	2,459
Other recoverable taxes	9,121	5,997

Total	10,953	8,456

Current	6,499	5,122
Non-current	4,454	3,334

10	Prepaid expenses
The breakdown of prepaid expenses is as follows:

	December 31, 2023	December 31, 2022
Personnel	822	948
Suppliers (i)	3,643	2,710
Others	833	698

Total	5,298	4,356

Current	5,143	4,152
Non-current	155	204

(i)	Refers mainly to advances payment to hosting and software suppliers.

11	Current and deferred tax

11.1	Deferred tax assets
The balance comprises temporary differences attributable to:

	December 31, 2023	December 31, 2022
Loss allowances for financial assets	339	270
Bonus provision	2,271	1,712
Lease	396	392
Share-based compensation (i)	3,064	3,130
Tax loss (ii)	11,916	10,513
Others (iii)	1,940	1,693

Total deferred tax assets	19,926	17,710

(i)	Mainly related to RSU amounts that are treated as temporary differences until the instrument is vested.

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

(iii)
Most of the amounts appointed as others in the deferred tax assets reconciliation correspond to temporary differences arising from operations carried out in Mexico and Brazil. It refers to provision for sales commission, unrealized exchange variation, adjustments for operations marked to market (MTM), and provision for payment of suppliers. The remainder portion refers to a miscellaneous of items scattered in concepts determined by local tax laws in Brazil, Chile, Colombia and Peru.

The Group has accumulated tax loss carryforwards and other temporary differences, mainly in VTEX UK and VTEX US, in the amount of US$31,098 (December 31, 2022 – US$21,112) for which a deferred tax asset was not recognized and are available for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as there is no evidence of recoverability in the foreseeable future.
The movement on deferred tax assets balance is as follows:

Movements	Loss allowances for financial assets	Bonus provision	Lease	Share-based compensation	Hyperinflationary adjustments	Tax Loss	Other	Total
At December 31, 2021	75	750	366	3,224	89	6,445	1,623	12,572

(Charged)/Credited to profit and loss (i)	195	962	26	(152)	(52)	4,068	33	5,080
To equity	—	—	—	58	—	—	—	58

At December 31, 2022	270	1,712	392	3,130	37	10,513	1,656	17,710

(Charged)/Credited to profit and loss (i)	69	559	4	(66)	(32)	1,403	279	2,216

At December 31, 2023	339	2,271	396	3,064	5	11,916	1,935	19,926

(i)	The differences between the amounts shown in the table above and the statements of profit or loss correspond to exchange rate variation.

11.2	Deferred tax liabilities
The balance comprises temporary differences attributable to:

	December 31, 2023	December 31, 2022
Acquisition of subsidiaries	1,136	1,409
Temporary differences	1,499	827
Others	33	228

Total deferred tax liabilities	2,668	2,464

The movement on deferred tax liabilities balance is as follows:

Movements	Goodwill	Customer relationship	Intellectual property	Others	Total
At December 31, 2021	283	1,464	223	75.00	2,045

Charged/(Credited) to profit and loss	544	(218)	(60)	153	419

At December 31, 2022	827	1,246	163	228	2,464

Charged/(Credited) to profit and loss	672	(219)	(54)	(195)	204

At December 31, 2023	1,499	1,027	109	33	2,668

(i)	The impact of deferred tax liabilities due to acquisition of subsidiaries increases the goodwill on the acquisition date.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

11.3	Income Tax expense

	December 31, 2023	December 31, 2022	December 31, 2021
Current tax
Current tax on profits for the year	(5,182)	(877)	(1,646)

	(5,182)	(877)	(1,646)

Deferred income tax
Decrease in deferred tax	2,075	4,902	11,118

	2,075	4,902	11,118

Income tax	(3,107)	4,025	9,472

11.4	Reconciliation of benefit (expenses) of income tax and social contribution

	December 31, 2023	December 31, 2022	December 31, 2021
Loss before income tax	(10,473)	(56,444)	(69,986)

Tax at the Brazilian tax rate of 34% (i)	3,561	19,191	23,795
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Technological innovation incentive law ( Lei do bem ) (ii)	2,257	—	—
Restricted stock units	2,661	1,398	451
Equity result	405	329	(1,232)
Difference to presumed tax regime	—	—	(1,047)
Stock option	(172)	(53)	(87)
Unrecognized deferred tax assets (iii)	(6,031)	(9,465)	(8,438)
Tax rate reconciliation (i)	(3,796)	(6,381)	(3,945)
Other net differences	(1,992)	(994)	(25)

Income tax and social contribution for the year	(3,107)	4,025	9,472

Effective rate - %	29.67%	(7.13%)	(13.53%)

(i)
The tax expense was determined based on the Brazilian corporate income tax (CIT) rate considering that, currently, the Group’s biggest operation is in Brazil. This table reconciles the expected income tax expense, computed by applying the combined Brazilian tax rate of 34%, to the actual income tax expense. The Group’s combined Brazilian tax rate includes the corporate income tax at a 25% rate and the social contribution on net profits at a 9% rate. Differences between local income tax rates to the Brazilian income tax rate were allocated to “Tax rate reconciliation”. Apart from Brazil, the Group’s biggest operations are in Argentina, the US and Colombia, which CIT rates in 2023 were 35%, 21% and 35%, respectively. Nonetheless, the result represents an incremental tax expense because some of non-Brazilian
operations were loss making, therefore reducing the consolidated earnings before income tax.

(ii)
Benefit related to the inclusion of research and development (technological innovation) expenses in the income tax basis for year 2020 as provided for by Law No. 11.196/05 - known as
Lei do Bem
. For 2022 and 2022, considering that VTEX Brazil was in a loss position, the R&D benefit did not apply.

(iii)
Unrecognized deferred tax assets correspond to the tax benefit related to future utilization of net operating losses of certain operations, mainly the United States and the United Kingdom. In those cases, the deferred tax asset was not recognized due to the lack of expectation

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

of utilization of such net operating losses in the foreseeable future. The balance of the accumulated net operating losses of the Group’s US operations totaled US$64,867 on December 31, 2023 and US$55,780 on December 31, 2022, or a total tax benefit of approximately US$13,622 and US$11,714, respectively, taking into account the current US corporate income tax rate of 21%. The balance of the accumulated net operating losses of the Group’s UK operation totaled US$69,902 on December 31, 2023 and US$46,463 on December 31, 2022, or a total tax benefit of approximately US$17,475 and US$9,398, respectively, taking into account the current UK corporate income tax rate of 25%.

12	Leases

12.1	Amounts recognized in the balance sheet
The balance sheet shows the following amounts related to leases:

	December 31, 2023	December 31, 2022
Right-of-use assets
Office buildings	3,277	4,818

Total	3,277	4,818

	December 31, 2023	December 31, 2022
Lease liabilities
Current	1,863	1,898
Non-current	2,233	3,737

Total	4,096	5,635

The following table shows the changes in the
right-of-use
assets and lease liabilities:

	2023	2022
Right-of-use assets
Opening balance on January 1	4,818	5,183
New lease agreements	85	942
Remeasurement	(105)	99
Depreciation	(1,500)	(1,347)
Write-off	(324)	(352)
Hyperinflation adjustment	8	5
Exchange differences	295	288

Closing balance on December 31	3,277	4,818

	2023	2022
Lease liabilities
Opening balance on January 1	5,635	5,991
New lease agreements	85	942
Remeasurement	(336)	41
Interest added	574	671
Principal elements of lease payments	(1,574)	(1,263)
Interest payment	(573)	(670)
Write-off	(94)	(423)
Exchange differences	379	346

Closing balance on December 31	4,096	5,635

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

12.2	Amounts recognized in the Statement of profit or loss
The statement of profit or loss presents the following amounts related to leases:

	December 31, 2023	December 31, 2022	December 31, 2021
Depreciation charge of office buildings	1,500	1,347	1,069
Interest expense (included in financial expense)	574	671	696

Total	2,074	2,018	1,765

13	Property and equipment, net
Details of property and equipment and changes in the Group’s property and equipment balances are presented below:

	Leasehold Improvements	Machinery and equipment	Furniture and fixture	Computers and peripherals	Total
At December 31, 2021	1,841	161	403	2,306	4,711

Acquisitions	16	13	56	255	340
Adjustment of hyperinflation	12	—	7	88	107
Disposals/write-downs	(120)	—	—	—	(120)
Depreciation	(428)	(32)	(72)	(661)	(1,193)
Exchange differences	110	9	14	(69)	64

At December 31, 2022	1,431	151	408	1,919	3,909

Cost	2,811	307	836	4,346	8,300
Accumulated depreciation	(1,380)	(156)	(428)	(2,427)	(4,391)

Net book amount	1,431	151	408	1,919	3,909

Acquisitions	87	8	93	284	472
Adjustment of hyperinflation	—	—	1	143	144
Disposals/write-downs	(264)	(120)	(134)	(357)	(875)
Depreciation	(301)	(21)	(67)	(665)	(1,054)
Exchange differences	152	11	(13)	(49)	101

At December 31, 2023	1,105	29	288	1,275	2,697

Cost	2,560	43	606	3,192	6,401
Accumulated depreciation	(1,455)	(14)	(318)	(1,917)	(3,704)

Net book amount	1,105	29	288	1,275	2,697

There were no events or changes in circumstances that
indicate
that the carrying amount of property and equipment may not be recoverable; therefore, no impairment charges were recorded for the years 2023 and 2022.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

14	Intangible assets, net
Details of intangible assets and changes in the Group’s intangible assets balances are presented below:

	Software	Trademark	Intellectual Property	Customer relationship	Goodwill	Others	Total
At December 31, 2021	1,784	195	1,947	7,664	21,598	456	33,644

Amortization	(438)	(22)	(346)	(1,177)	—	(93)	(2,076)
Others (i)	—	—	—	—	(1,141)	—	(1,141)
Exchange differences	92	11	104	42	508	26	783

At December 31, 2022	1,438	184	1,705	6,529	20,965	389	31,210

Cost	4,291	218	2,675	9,394	20,965	519	38,062
Accumulated amortization	(2,853)	(34)	(970)	(2,865)	—	(130)	(6,852)

Net book amount	1,438	184	1,705	6,529	20,965	389	31,210

Amortization	(424)	(23)	(691)	(1,181)	—	(96)	(2,415)
Exchange differences	111	15	155	49	867	32	1,229

At December 31, 2023	1,125	176	1,169	5,397	21,832	325	30,024

Cost	4,649	238	2,962	9,490	21,832	566	39,737
Accumulated amortization	(3,524)	(62)	(1,793)	(4,093)	—	(241)	(9,713)

Net book amount	1,125	176	1,169	5,397	21,832	325	30,024

(i)
Includes a
earn-out
adjustment of US$897 related to the Workarea acquisition. In January 2022 the Company carried out an assessment of the Purchase Price Consideration of Workarea’s acquisition, having identified an immaterial adjustment. The Purchase Price Consideration recognized on December 31, 2021, financial statements were based on a provisional assessment. In January 2022, the valuation sought by an independent valuation and assessment were completed. Also includes a fixed installment immaterial adjustment of US$244 related to the Ciashop acquisition.

There were no events or changes in circumstances that indicate that the carrying amount of intangible assets with finite useful life may not be recoverable and therefore no impairment charges were recorded for the years 2023 and 2022.

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
The Group tests whether goodwill has suffered any impairment on an annual basis. For the 2023 and 2022 reporting years goodwill is monitored by management at the level of CGU.
The recoverable amount of the Group’s CGU is determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management. The discount rate applied to cash flow projections is 18% (2022 – 15.8% p.a.), and the growth rate applied to perpetuity cash flow is 7.5% (2022 - 7.5% p.a.)
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

•	The discount rate applied to cash flow of 18% (2022 – 15.8% p.a.), was determined based on the risk-free interest rate, the equity risk premium, and industry beta.

•
The perpetuity growth rate of 7.5% (2022 - 7.5% p.a.) was determined based on the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.

The Group performed its annual impairment test as of December 31, 2023, and 2022, which did not result in the need to recognize impairment losses on the carrying amount of goodwill.

15	Accounts payable and accrued expenses
The breakdown of accounts payable and accrued expenses is as follows:

	December 31, 2023	December 31, 2022
Trade payables	14,829	14,064
Social charges	7,428	5,537
Profit-sharing	13,147	9,484
Provision for vacation and benefits	5,935	5,506
Others	21	56

Total	41,360	34,647

Current	39,728	34,136
Non-current	1,632	511

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

16	Loans and financing

16.1	Breakdown of loans and financing
Loan and financing operations are summarized as follows:

	December 31, 2023	December 31, 2022
BNDES (i)	—	189
Itaú (ii)	—	964

Total	—	1,153

(i)
The Group raised R$15,577 (fifteen million five hundred seventy and seven thousand reais) corresponding to US$5,014 (five million and fourteen thousand US dollars) from Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social or BNDES) to finance the development of new ecommerce technologies on March 13, 2017. The BNDES credit facility had a contractual interest rate of 8.5% p.a. The last installment matured in March 2023.

(ii)
In June 2019, the Group raised €6,909 (six million nine hundred and nine thousand euros), corresponding to US$7,782 (seven million seven hundred and eighty-two
US dollars) with Itaú Bank for working capital purposes. On the same date, a swap was contracted to hedge against foreign exchange rat
e, converting the financial charges of the loan (1.77% p.a.) into an effective rate of CDI (*) + 2.65% p.a., designating the financial instrument as a fair value hedge (note 26.1(ii)). The last installment matured in May 2023.

(*)	CDI: means the Brazilian interbank deposit ( Certificado de Depósito Interbancário ) rate, which is an average of interbank overnight rates in Brazil.
Details of the Group’s exposure to risks arising from current and non-current
loans are set out in note 26.

16.2	Changes in loans and financing

	2023	2022
Opening balance on January 1	1,153	3,279
Payment of loans	(1,238)	(2,651)
Interest charged	4	62
Interest paid	(5)	(56)
Basis adjustment on the fair value hedge (i)	42	273
Exchange differences	44	246

Closing balance on December 31	—	1,153

(i)	Losses on the financial instrument that are measured at fair value have been recognized as a financial expense. Refer to note 26.1(ii) for additional detail.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

17	Taxes payable
The breakdown of taxes payable is as follows:

	December 31, 2023	December 31, 2022
Income tax payable	2,147	673
Other taxes payable	6,072	3,615

Total	8,219	4,288

Current	8,219	4,128
Non-current	—	160

18	Contingencies
The Group is party to civil and labor lawsuits involving loss risks. Provisions for losses resulting from lawsuits are estimated and updated by the Group, based on analysis from the Group’s legal advisors.
The breakdown of existing contingencies classified as probable by the Group, based on the evaluation of its legal advisors, which are recognized as a liability, is as follows:

	December 31, 2023	December 31, 2022
Civil	48	6
Labor	10	95
Tax	170	84

Total	228	185

The breakdown of existing contingencies classified as possible by the Group, based on the evaluation of its legal advisors, for which no provision was recognized, is as follows:

	December 31, 2023	December 31, 2022
Civil	114	118
Labor	176	—
Tax	1,067	878

Total	1,357	996

On October 9, 2020, Mirakl, Incorporated, filed a complaint for unspecified damages and preliminary and permanent injunctive relief in the United States District Court for the District of Massachusetts against our subsidiary VTEX Commerce Cloud Solutions LLC, or VTEX USA, and certain of its employees that were formerly employed by the plaintiff.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

On April 14, 2021, the court denied the motion to dismiss. On October 4, 2021, the court granted VTEX’s motion to appoint an independent expert to manage forensic discovery. On December 31, 2021, the court approved a forensic protocol to be employed by the independent expert. As of December 31, 2022, the parties are conducting discovery. Although VTEX plans to defend itself against such lawsuit, the Company is not able to predict the outcomes of such lawsuit at this current discovery stage. On December 31, 2023, 2022 and 2021, this contingency was classified as possible, however at the end of the reporting period it was not possible to estimate the future cash outflows at this stage of the lawsuit, and, therefore, it was not included in the table above.

19	Shareholders’ equity

19.1	Issued capital
The total share capital is as follows:

	December 31, 2023	December 31, 2022
Number of ordinary nominative shares	184,027,008	188,992,529
Par value	0.0001	0.0001

Total issued capital	18	19

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
In 2023, the Group has canceled 7,469,870 Class A shares (2022 – 3,206,936), as a result of the share repurchase program. See note 19.2 (b) for more information.

19.2	Capital reserve

a.	Issue of ordinary shares as consideration for a business combination
Acquisition of subsidiary Dlieve
In November 2020, the Group paid a total amount of US$198 through the issue of 22,455 shares to the sellers. The total amount was classified in capital reserve.

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
In January 2022, a portion of the
earn-out
on the acquisition of Dlieve was paid in shares. The amount of US$3 was paid through the issuance of 456 shares with a par value of US$0.0001 per share. The difference between the par value of the shares and the total amount paid was classified as capital reserve.

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

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

Share repurchase program
On August 08, 2022, the Board of Directors authorized the repurchase of shares of the Company’s Class A common shares for an aggregate consideration of up to US$30 million with an expiration date of August 08, 2023. In 2023, 3,719,860 Class A common shares were repurchased in this program, for the amount of US$15,169. In 2022, 3,287,960 Class A common shares were repurchased for the amount of US$12,798.
On August 8, 2023, the Board of Directors authorized the renewal of the Company’s repurchase program for an aggregate consideration of up to US$20 million with an expiration date of August 10, 2024. In 2023, 3,668,986 Class A common shares were repurchased in this program, for the amount of US$20,074.
Repurchases under the Company’s program may be made from time to time in open market or privately negotiated transactions in accordance with applicable laws, including the Securities and Exchange Commission Rule
10b-18.
The timing of repurchases will depend on factors including market conditions and prices, the Company’s liquidity requirements and alternative uses of capital.
The share repurchase program could be suspended from time to time or discontinued, and there is no assurance as to the number of shares that will be repurchased under the program or that there will be any repurchases. The timing and amount of shares repurchased (if any) will be determined by the Company’s management based on its evaluation of market conditions, applicable legal requirements and other factors. Repurchases may also be made under a Rule
10b5-1
plan. Any repurchased shares may be canceled or remain available for use in connection with its equity incentive plans and for other corporate purposes.
On December 31, 2023, the Company does not hold any shares in treasury (December 31, 2022 – 81,024).

c.	Share-based payment
The Group has equity-settled compensation plans. Refer to note 25 for additional details.

d.	Transactions with non-controlling interests
In 2023, the Group’s interest in Loja Integrada went from 99.58% to 98.86%, due to the issue of shares from the exercise of stock options and RSUs vestings, impacting the equity attributable to non-controlling
interests in US$27. The carrying amount of Loja Integrada net assets in the Group’s consolidated financial statements on December 31, 2023 was US$2,941 (December 31, 2022 – US$5,160).

Acquisition	of non-controlling interest
In January 2021, the Group acquired 3.46% interest in the voting shares of VTEX ARG, increasing its ownership interest from 96.54% to 100%. As of December 31, 2023, there are no outstanding payable amounts from this transaction.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

In May 2021, the Group acquired 0.04% interest in the voting shares of VTEX MEX, increasing its ownership interest from 99.95% to 99.99%. Cash consideration of 1.5 Mexican Pesos (corresponding to US$0.1 at the acquisition date) were paid to the non-controlling
shareholder.

e.	Other reserves
Exchange differences arising on translation of the
foreign
-controlled entities are recognized in other comprehensive income, as described in note 2.4. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

20	Revenue from services provided

20.1	Disaggregation of revenue from contracts with customers
The Group revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Subscriptions	208,777	162,132	129,292
Taxes on subscriptions	(18,475)	(13,657)	(10,826)

Subscription revenue	190,302	148,475	118,466

Services provided	11,762	9,799	8,154
Taxes on services	(547)	(654)	(847)

Services revenue	11,215	9,145	7,307

Total revenue	201,517	157,620	125,773

20.2	Contract assets and deferred revenue related to contracts with customers
The Group has recognized the following contract assets and deferred revenue related to contracts with customers:

	December 31, 2023	December 31, 2022
Current contract assets relating to subscription	30,077	21,310
Current contract assets relating to services	1,975	2,096
Loss allowance	(120)	(101)

Total contract assets	31,932	23,305

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

Current	24,517	17,873
Non-current	7,415	5,432

Deferred revenue - subscription	40,671	31,504
Deferred revenue - services	1,861	2,751

Total deferred revenue	42,532	34,255

Current	25,948	20,332
Non-current	16,584	13,923
Contract assets refer to consulting and subscription services to be invoiced in future periods according to the terms and conditions of the contracts.
Deferred revenue refers to vouchers from subscription contracts and consulting services. Refer to Note 2.19 for further details of voucher fees.

21	Costs and expenses
The operating costs and expenses by nature are as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Personnel (i)	125,976	122,988	109,368
IT Outsourcing, software and hosting expenses	40,000	40,229	37,860
Marketing and events	4,351	8,720	8,649
Outsourced services	23,175	20,204	23,493
Traveling	6,153	4,223	2,224
Depreciation and amortization	5,018	4,616	4,072
Facilities	3,228	2,906	2,211
Expected credit losses	1,472	852	887
Others	6,746	2,801	2,938

Total	216,119	207,539	191,702

Subscription cost	45,420	41,408	38,380
Services cost	15,529	11,424	11,212
General and administrative	33,673	28,348	31,889
Sales and marketing	59,461	67,798	63,521
Research and development	60,116	57,205	45,186
Other losses	1,920	1,356	1,514

Total	216,119	207,539	191,702

(i)	This amount refers to personnel compensation (such as wages and benefits) and share-based compensation (refer to note 25 for additional details on share-based compensation).

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

22	Related party transactions

22.1	Key management personnel compensation
Remuneration paid or payable to key management personnel of VTEX for services rendered is as follows:

	December 31, 2023	December 31, 2022	December 31, 2021
Total short-term remuneration of key management personnel	3,194	3,107	3,010
Share-based compensation	6,895	5,116	5,262

Total	10,089	8,223	8,272

23	Financial result, net

	December 31, 2023	December 31, 2022	December 31, 2021
Interest and dividend earned on bank deposits and financial investments	23,757	2,252	264
Foreign exchange gains	6,517	7,321	3,035
Gains from fair value of financial instruments (i)	4,476	4,822	2,317
Gains from short and long-term investments	11,427	9,079	1,614
Other financial income	197	296	184

Financial income	46,374	23,770	7,414

Foreign exchange losses	(16,891)	(8,505)	(4,223)
Losses from fair value of financial instruments (i)	(3,960)	(2,458)	(2,510)
Interest on loans	(4)	(62)	(94)
Interest on lease liabilities	(574)	(671)	(696)
Losses from short and long-term investments	(1,604)	(13,845)	(974)
Adjustment of hyperinflation	(19,369)	(5,175)	(2,274)
Other financial expenses	(965)	(685)	(1,287)

Financial expense	(43,367)	(31,401)	(12,058)

Financial result, net	3,007	(7,631)	(4,644)

(i)	Refers to gain and losses on change in the fair value of derivative financial instruments and earn-out (Refer to note 26.1).

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

24	Earnings (loss) per share
Basic earnings (loss) per share attributable to controlling shareholders is computed by dividing net income (loss) attributable to controlling shareholders by the weighted average number of shares of common stock outstanding during the year.
Diluted earnings per share are computed by affecting all potential weighted average dilutive common stock, including options and restricted stock units.
The following table contains the loss per share of the Group for the years ended December 31, 2023, 2022 and 2021:

	December 31, 2023	December 31, 2022	December 31, 2021
Net loss attributable to the controlling shareholders of the Group	(13,687)	(52,419)	(60,514)
Weighted average number of outstanding common shares (thousands)	186,365	190,695	181,554

Basic loss per share	(0.073)	(0.275)	(0.333)

	December 31, 2023	December 31, 2022	December 31, 2021
Net loss attributable to the controlling shareholders of the Group	(13,687)	(52,419)	(60,514)
Weighted average number of outstanding common shares (thousands)	186,365	190,695	181,554

Diluted loss per share	(0.073)	(0.275)	(0.333)

For the years ended December 31, 2023, 2022 and 2021, the number of shares used to calculate diluted net loss per share of common stock attributable to controlling shareholders is the same as the number of shares used to calculate basic net loss per share of common stock attributable to controlling shareholders for the year presented because the potentially dilutive shares would have been anti-dilutive if included in the calculation. The number of the potentially dilutive shares that would have been anti-dilutive is disclosed in note 25.

25	Share-based compensation

25.1	Share-based compensation: VTEX
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
As of December 31, 2023, VTEX has awarded 4,951,689 stock options and 2,879,265 restricted share units under the 2021 Share Plan that are currently outstanding and not exercised. 439,434

Class A common shares remain available for issuance under the 2021 Share Plan, amended and restated. Pursuant to the terms of the 2021 Share Plan, the Plan Share Reserve automatically renews on the first day of each fiscal year, by a number of Class A common shares equal to (1) 1.8% of the outstanding share capital on the last day of the immediately preceding fiscal year or (2) the number of Class A common shares as otherwise determined by the Board of Directors.
Both stock options and Restricted Stock Units instruments (“RSUs”) are exercisable as long as the director or employee fulfills the worked periods after the options are granted.
Set out below are summaries of options granted under the plans:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2020	9,678	2.90	5.65	0.68

Granted	1,799	10.66	—	5.10
Forfeit	(156)	8.76	—	4.44
Exercised	(2,512)	1.44	—	0.44

At December 31, 2021	8,809	4.78	5.37	1.58

Granted	3,910	4.39	—	1.98
Forfeit	(2,508)	7.22	—	3.19
Exercised	(497)	1.14	—	0.46

At December 31, 2022	9,714	4.18	4.37	1.41

Granted	1,653	4.87	—	2.42
Forfeit	(513)	6.44	—	3.72
Exercised (i)	(958)	1.02	—	0.52

At December 31, 2023	9,896	4.17	3.86	1.44

Stock options exercisable as of December 31, 2023	4,783	4.41	3.49	1.18

(i)	The number of stock options withheld for tax purposes was 38 thousand shares (79 thousand shares in 2022).
The fair value of the stock options granted was calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

•	Strike Price - Average price weighted by the quantity granted;

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

•	Target Asset Price – The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;

•	Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;

•	Volatility - According to comparable peer entities listed on the stock exchange.
The weighted average inputs used in the year ended December 31, 2023:

•	Target Asset Price – US$5.12 per share (December 31, 2022 – US$4.40 per share)

•	Risk-Free Interest Rate – 4.39% (December 31, 2022: 3.83%)

•	Volatility – 56.99% (December 31, 2022: 55.68%)

•	Expected dividend: None
The following table summarizes the RSU granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2020	2,583	1.37

Granted	1,619	13.88
Forfeit	(576)	3.34
Settled	(625)	1.57

At December 31, 2021	3,001	7.70

Granted	2,354	5.94
Forfeit	(940)	7.91
Settled	(906)	5.86

At December 31, 2022	3,509	6.94

Granted	2,588	4.90
Forfeit	(284)	6.61
Settled (i)	(2,094)	5.57

At December 31, 2023	3,720	6.32

(i)	The number of RSUs withheld for tax purposes was 603.2 thousand shares (234.1 thousand shares in 2022).
The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

In June 2023, the Group canceled some stock option instruments, and replacement awards were issued. The total incremental fair value of US$131 will be recognized as an expense over the period from the replacement date to the end of the vesting period. The expense for the canceled stock option granted will continue to be recognized as if the stock options has not been cancelled. The fair value of the replacement award was determined using the same models and principles of the canceled contract.
For the year ended December 31, 2023, there was US$16,669 (US$16,538 in 2022 and US$26,997 in 2021) of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 1.84 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.
The total expense, including taxes and social charges related to the share-based compensation plan for the year ended December 31, 2023, was US$ 19,071 (US$12,390 in 2022 and US$18,857 in 2021). For the year ended December 31, 2023, the Group recorded in the capital reserve the amount of US$ 13,776 (US$12,066 in 2022 and US$8,736 in 2021).
The Company must withhold an amount for an employee’s tax obligation associated with a share-based payment and transfer that amount to the tax authority on the employee’s behalf. The Company is settling the share-based compensation on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and only issuing the remaining shares on completion of the vesting period. If all of the shares outstanding as at December 31, 2023 were subsequently vested, the Group would be required to pay taxes of approximately US$13,847 (US$ 3,987 on December 31, 2022) considering the stock price as of December 31, 2023.

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

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

Set out below are summaries of options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2020	—	—	—	—

Granted	23.57	12.37	—	5.47
Forfeit	—	—	—	—
Exercised	—	—	—	—

At December 31, 2021	23.57	12.37	6.35	5.47

Granted	—	—	—	—
Forfeit	(15.15)	12.78	—	5.82
Exercised	—	—	—	—

At December 31, 2022	8.42	13.48	5.35	5.66

Granted	—	—	—	—
Forfeit	—	—	—	—
Exercised	—	—	—	—

At December 31, 2023	8.42	14.81	4.35	6.17

Stock options exercisable as of December 31, 2023	8.42	14.81	4.35	6.17

The fair value of the stock options granted was calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

•	Strike Price - Average price weighted by the quantity granted;

•	Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;

•	Risk-Free Interest Rate - Future CDI, according to the contractual term;

•	Volatility - According to comparable peer entities listed on the stock exchange.
The following table summarizes the RSU granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2021	—	—

Granted	94.90	11.22
Settled	(11.87)	11.22

At December 31, 2021	83.03	11.22

Granted	327.27	6.54
Forfeit	(76.24)	10.70
Settled	(48.78)	9.69

At December 31, 2022	285.28	6.42

Granted	115.00	5.10
Forfeit	(82.25)	5.50
Settled (i)	(77.15)	7.17

At December 31, 2023	240.89	6.49

(i)	The number of RSUs withheld for tax purposes was 3.7 thousand shares.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

For the year ended December 31, 2023, there was US$733.36 (2022 – US$1,026) of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 1.56 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.
The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the year ended December 31, 2023, was US$ 615 (US$363 in 2022). For the year ended December 31, 2023, the Group recorded in the capital reserve the amount of US$ 421 (US$581 in 2022).
The Company must withhold an amount for an employee’s tax obligation associated with a share-based payment and transfer that amount to the tax authority on the employee’s behalf. The Company is settling the share-based compensation on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee’s tax obligation and only issuing the remaining shares on completion of the vesting period. If all of the shares outstanding as at December 31, 2023 were subsequently vested, the Group would be required to pay taxes of approximately US$184 (US$ 175 on December 31, 2022) considering the stock price as of December 31, 2023.

25.3	Amounts recognized in the statement of profit or loss
The following table illustrates the classification of share-based compensation in the consolidated statements of profit and loss which includes both share-based compensation of VTEX and Loja Integrada, which includes social charges and taxes:

	December 31, 2023	December 31, 2022	December 31, 2021
Subscription cost	(205)	(502)	(696)
Services cost	(464)	(156)	(376)
General and administrative	(7,254)	(4,366)	(7,087)
Sales and marketing	(4,382)	(2,885)	(5,530)
Research and development	(7,380)	(4,844)	(5,896)
Total	(19,685)	(12,753)	(19,585)

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

26	Financial Instruments

26.1	Financial instruments by category

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
The Group has the following financial instruments valued at amortized cost:

	December 31, 2023	December 31, 2022
Financial assets:
Cash and cash equivalents	28,035	24,394
Restricted cash	—	1,608
Short-term investments	88,081	10,119
Trade receivables	51,537	42,276

Total	167,653	78,397

Financial liabilities:
Trade payables	14,829	14,064
Lease liabilities	4,096	5,635
Loans and financing	—	1,153

Total	18,925	20,852

(ii)	Financial instruments valued at fair value through profit or loss
The Group has the following financial instruments valued at fair value through profit or loss:

	Carrying amount
	December 31, 2023	December 31, 2022
Financial assets:
Short and long-term investments	95,293	204,045
Derivative financial instruments (i)	53	117

Total	95,346	204,162

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

	Carrying amount
	December 31, 2023	December 31, 2022

Financial liabilities:
Accounts payable from acquisition of subsidiary (“earn out”)	—	299

Total	—	299

(i)
In December 31, 2023, VTEX ARG had positions in future derivative financial instruments raised through Matba Rofex designated as a protection from hyperinflation and exchange rate devaluation in Argentina. The notional value is US$5,500 and the last maturity date is in February 2024.

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
For the year ended December 31, 2022 the Group had positions in Swap derivative financial instruments designated as a hedge of foreign currency debt, raised through Itaú bank. These hedge contracts had maturity dates equal to those of the loan raised in foreign currency (note 16), which was also raised through Itaú bank. The contract was due in May 2023. Additionally, for the years ended December 31, 2023 and 2022, the Group also had positions in future derivative financial instruments designed as a hedge of foreign currency risk in Argentina. The hedge contracts had maturity dates equal to those of the principal, which was raised through Matba Rofex. The last hedge contract is due February 2024.
The following amounts were recognized in profit or loss in relation to financial instruments:

	December 31, 2023	December 31, 2022	December 31, 2021

Net gain (loss) on financial instruments	516	2,364	(193)

The following amounts were recognized in profit or loss in relation to marketable securities and short-term investments:

	December 31, 2023	December 31, 2022	December 31, 2021

Net gain (loss) on short and long-term investments	9,823	(4,766)	640

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

a.	Fair value hierarchy
This section provides details about the judgments and estimates made for determining the fair values of the financial instruments recognized and measured at fair value in the financial statements. The Group has classified its financial instruments into the three levels prescribed under the accounting standards to indicate the reliability of the inputs used in determining fair value. An explanation of each level is presented underneath the table.

	December 31, 2023
	Level 1	Level 2	Level 3
Assets
Short-term investments	93,293	—	—
Long-term investments	—	—	2,000
Derivative financial instruments	—	53	—

	December 31, 2022
	Level 1	Level 2	Level 3
Assets
Short-term investments	204,045	—	—
Derivative financial instruments	—	117	—

Liabilities
Accounts payable from acquisition of subsidiary (“earn-out”)	—	—	299
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

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

Specific valuation techniques used to value financial instruments could include:

•	the use of quoted market prices or dealer quotes for similar instruments;

•	for interest rate swaps – the present value of the estimated future cash flows based on observable yield curves;

•	the use of inputs other than quoted prices that are observable, such as transactions of the same or similar security and overall market and relevant industry/sector environment;

•	for foreign currency forwards - the present value of future cash flows based on the forward exchange rates at the balance sheet date.
The majority of the resulting fair value estimates are included in level 1, except for a contingent consideration payable
(“earn-out”),
derivative financial instruments and long-term investments.
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
As at December 31, 2023, the fair value of the
earn-out
was nil (December 31, 2022- US$299 ). Refer to note 3 for more details about the earn-out.
In October 2023, VTEX initiated a strategic investment in privately held equity securities of an unquoted company, for an initial amount of US$2,000. The price paid for the transaction in October 2023 stands as the most accurate fair value estimate for December 31, 2023.
The estimation of fair value for this investment requires the use of significant unobservable inputs, and as a result, the Company classified it as Level 3 within the fair value measurement framework. The valuation method is based on information available, including the market approach, and is supplemented with estimates such as revenue growth and liquidity.
The following table presents the changes in level 3 items for the year ended on December 31, 2023 and 2022:

	Investment in unquoted company	Contingent consideration
Opening balance on January 1, 2022	—	4,953
Payments of principal/finance charges - earn-out	—	(916)
Earn-out adjustment	—	(3,740)
Exchange differences	—	2

Closing balance on December 31, 2022	—	299

Earn-out adjustment	—	(299)
Additions	2,000	—

Closing balance on December 31, 2023	2,000	—

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

b.	Fair value of other financial instruments at amortized cost
The Group also has several financial instruments which are not measured at fair value in the balance sheet. As at December 31, 2023, these instruments’ fair values are not different from their carrying amounts since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Differences were identified for the following instruments at December 31, 2023:

	December 31, 2023		December 31, 2022
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Short-term investments	20,872	21,443	10,119	9,948

Total	20,872	21,443	10,119	9,948

Financial liabilities:
Loans and financing	—	—	1,153	990

Total	—	—	1,153	990

26.2	Financial risk management
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

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

As of December 31, 2023 and 2022 the percentage provision per type of customer/revenue and age of balance are as follows:

	Days past due
	As of December 31, 2023
	Current	More than 30	More than 60	More than 120	More than 180	More than 270	More than 300
Tier 1	0.17%	1.49%	3.67%	14.72%	38.49%	85.78%	100.00%
Tier 2	0.45%	11.90%	27.72%	63.56%	83.38%	94.20%	100.00%
Tier 3	1.27%	23.08%	38.67%	65.30%	81.19%	98.04%	100.00%
Others	1.24%	8.26%	15.17%	49.70%	74.63%	98.90%	100.00%

	Days past due
	As of December 31, 2022
	Current	More than 30	More than 60	More than 120	More than 180	More than 270	More than 300
Tier 1	0.28%	1.66%	4.18%	16.82%	47.00%	87.08%	100.00%
Tier 2	0.43%	10.86%	24.25%	50.98%	68.68%	92.28%	100.00%
Tier 3	1.15%	18.72%	30.24%	56.91%	77.94%	96.91%	100.00%
Others	0.92%	5.61%	12.50%	74.13%	95.64%	98.57%	100.00%
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
The table below presents the Group’s
non-derivative
and derivatives financial liabilities divided into the relevant maturity group based on the remaining period from the end of the reporting period and the contractual maturity date. The amounts disclosed in the table are the contractual undiscoun
ted cash flows.

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

	Less than 1 year	Between 1 and 2 years	More than 2 years
December 31, 2023
Non-derivatives
Trade payables	14,829	—	—
Loans and financing	—	—	—
Lease liabilities	1,863	1,408	1,123

Total non-derivatives	16,692	1,408	1,123

	Less than 1 year	Between 1 and 2 years	More than 2 years
December 31, 2022
Non-derivatives
Trade payables	34,136	372	208
Loans and financing	1,153	—	—
Lease liabilities	1,898	1,804	2,437
Accounts payable from acquisition of subsidiaries	299	—	—

Total non-derivatives	37,486	2,176	2,645

c.	Market risk

(i)	Foreign Currency risk
The Group considers itself exposed mainly to market risk associated with unfavorable foreign currency movements related to contracts and investments in its subsidiaries as well as in costs and expenses.
The Group is hedging the exposure to foreign currency risk related to loans obtained with related parties and third parties. Refer to note 26.1 for additional details.
Foreign currency sensitivity analysis
The table below shows the impact on the Group’s net revenues, costs, operation expenses, net income (loss) from operation and equity for a positive and a negative 10% fluctuation as of December 31, 2023 for all subsidiaries with a functional currency other than U.S dollar.

	Foreign currency sensitivity analysis
	-10%	Actual	+10%
Net revenue	183,027	201,517	220,007
Costs and operating expenses	(197,239)	(216,119)	(234,998)

Loss from operation	(14,212)	(14,602)	(14,992)

Total Shareholders’ equity	240,722	240,332	239,942

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

A sensitivity analysis is set out below, showing a scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a range of 10% in the foreign exchange rates).

	Exposure at December 31, 2023	Risk	-10%	10%

Assets	16,226	Brazilian Real /U.S. Dollar (2023 – 4.85 2022 – 5.29)	1,623	(1,623)
Liabilities	(3,284)		(328)	328

	12,942		1,294	(1,294)

Assets	1,763	Argentine Peso/U.S. Dollar (2023 – 808.47 2022 – 177.10)	176	(176)
Liabilities	(52)		(5)	5

	1,711		171	(171)

Assets	211	Mexican Peso/U.S. Dollar (2023 – 16.93 2022 – 19.48)	21	(21)
Liabilities	—		—	—

	211		21	(21)

Assets	11,421	British Pounds/U.S. Dollar (2023 – 0.79 2022 – 0.83)	1,142	(1,142)
Liabilities	(11,962)		(1,196)	1,196

	(541)		54	54

Assets	558	Colombian Peso/U.S. Dollar (2023 – 3,873.55 2022 – 4,846.04)	56	(56)
Liabilities	—		—	—

	558		56	(56)

Assets	1,078	Peruvian sol/U.S. Dollar (2023 – 3.71 2022 – 3.81 )	108	(108)
Liabilities	(759)		(76)	76

	319		32	32

Assets	912	Chilean Peso/U.S. Dollar (2023 – 878.87 2022 – 852.17)	91	(91)
Liabilities			—	—

	912		91	(91)

Total at December 31, 2023	16,112		1,611	(1,611)

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

	Exposure at December 31, 2022	Risk	-10%	10%

Assets	12,171	Brazilian Real /U.S. Dollar (2021 – 5.57 2022 – 5.29)	1,217	(1,217)
Liabilities	(2,603)		(260)	260

	9,568		957	(957)

Assets	114	Argentine Peso/U.S. Dollar (2021 – 102.69 2022 – 177.10)	11	(11)
Liabilities	(8,647)		(865)	865

	(8,533)		(854)	854

Assets	115	Mexican Peso/U.S. Dollar (2021 – 20.45 2022 – 19.48)	12	(12)
Liabilities	—		—	—

	115		12	(12)

Assets	5,356	British Pounds/U.S. Dollar (2021 – 0.74 2022 – 0.83)	536	(536)
Liabilities	(1,894)		(189)	189

	3,462		347	(347)

Assets	579	Colombian Peso/U.S. Dollar (2021 – 4,068.51 2022 – 4,846.04)	58	(58)
Liabilities	(535)		(54)	54

	44		4	(4)

Assets	240	Peruvian sol/U.S. Dollar (2021 – 3.99 2022 – 3.81)	24	(24)
Liabilities	(973)		(97)	97

	(733)		(73)	73

Assets	1,589	Chilean Peso/U.S. Dollar (2021 – 851.60 2022 – 852.17)	159	(159)
Liabilities	(661)		(66)	66

	928		93	(93)

Total at December 31, 2022	4,851		486	(486)

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

(ii)	Interest rate risk
The interest risk arises from the possibility of the Group incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.
The Group’s exposure to market risk for changes in interest rates relates primarily to the cash, cash equivalents, restricted cash, short and long-term investments. The Group investments are made for capital preservation purposes, and the Group does not obtain investments for trading or speculative purposes. The Group’s trade receivables, account payable, and other liabilities do not bear interest.
The Group’s cash, cash equivalents, restricted cash, short and long-term investments consist primarily of interest-bearing accounts held by our parent company in USD. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, the Group maintains its portfolio of cash equivalents in a variety of investment-grade securities, which include commercial papers, money market funds, and government and non-government
debt securities. As of December 31, 2023, we are not materially exposed to the risk of changes in market interest rates.

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
The Group monitors capital based on the adjusted net cash / net debt. Adjusted net cash / net debt is calculated as adjusted cash (including cash equivalents, short and long-term investments in the consolidated statement of financial position), net of debt (loans and financing, lease liabilities and accounts payable from acquisition of subsidiaries as shown in the consolidated statement of financial position)

VTEX
Notes to the consolidated financial statements
In thousands of U.S. dollars, unless otherwise indicated

The Group’s strategy is to keep positive adjusted net cash. The adjusted net cash as of December 31, 2023 and 2022 was as follows:

	December 31, 2023	December 31, 2022
Loans and financing	—	1,153
Lease liabilities	4,096	5,635
Accounts payable from acquisition of subsidiaries	—	299
(-) Cash and cash equivalent	(28,035)	(24,394)
(-) Short and long-term investments	(183,374)	(214,164)

Adjusted net cash	(207,313)	(231,471)

Total Equity attributable to VTEX’s shareholders	240,293	274,658

Financial leverage ratio	86.28%	84.28%

27	Subsequent events
The Group has not identified any sub
sequ
e
nt even
ts.