Form 20-F
period 2024-12-31
VTEX
filed 2025-02-25
CIK 1793663

As filed with the Securities and Exchange Commission on February 25, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Harbour Place, 103 South Church Street

Grand Cayman, KY1-1002

Cayman Islands

(Address of principal executive offices)

Ricardo Camatta Sodré, Chief Financial Officer,

Tel: +1 345-949-8599

investors@vtex.com

Harbour Place, 103 South Church Street, Grand Cayman, KY1-1002, Cayman Islands

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

The number of outstanding shares as of December 31, 2024 was 103,947,244 Class A common shares and 80,866,730 Class B common shares.

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
•
our ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage our international expansion;
•
our ability to meet our contractual commitments with our customers and to offer high quality customer support;
•
general economic, political and business conditions and their impact on our business, notably with respect to inflation and interest rates and their impact on the discretionary spending of businesses;
•
risks associated with macroeconomic uncertainty and geopolitical instability globally, war and other armed conflicts, including the consequences and the impacts of the ongoing conflicts between Russia and Ukraine, Hamas and Israel and resultant escalating tensions in the region involving the Gaza Strip, Iran, Hezbollah in Lebanon and the Houthi in Yemen; which could limit our ability to grow our business and expand to new countries;
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

Cohort means a group of customers that received the first invoice of our VTEX platform in the preceding 18 months, to account for average implementation and ramp-up times;

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

Consumers means our customers’ end customers;

Content Management System (“CMS”) means a software that enables businesses to create, edit and publish digital website content without writing any code;

Conversational Commerce means ecommerce done via various means of conversation, such as live support on ecommerce websites, online chat using messaging apps, chatbots on messaging apps or websites, voice assistants;

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

Graphical user interface (“GUI”) means a computer program that enables a person to communicate with a computer through the use of symbols, visual metaphors, used by most modern operating systems;

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

Live Shopping means the combination of video livestream, ecommerce and social media. It is interactive and shoppable content that allows merchants to bring the in-store experience online where brands can promote and sell products through livestreams on digital platforms;

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

RFP means Request for Proposal;

SKUs mean stock keeping unit, a distinct type of item for sale such as a product or service;

Small-to-medium-sized businesses (“SMBs”) means businesses that utilize our Loja Integrada on-demand commerce platform;

Software as a service (“Saas”) means a cloud-based software delivery model where applications are hosted by a provider and accessed by users over the internet on a subscription basis;

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

We maintain our books and records in U.S. dollars, the functional currency of our operations and the presentation currency for our financial statements. Unless otherwise noted, the financial information presented herein has been derived from our audited consolidated financial statements as of December 31, 2024 and 2023 and for the three years ended December 31, 2024, 2023 and 2022, together with the accompanying notes thereto, prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and included elsewhere in this annual report, or our consolidated financial statements.

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

Free Cash Flow

We calculate Free Cash Flow as our net cash provided by (used in) operating activities minus acquisition of property and equipment. Free Cash Flow is a measure used by management to understand and evaluate our liquidity and to generate future operating plans. The reduction of capital expenditures facilitates comparisons of our liquidity on a period-to-period basis and excludes items that we do not consider to be indicative of our liquidity. We believe that Free Cash Flow is a measure of liquidity that provides useful information to investors and others in understanding and evaluating the strength of our liquidity and future ability to generate cash that can be used for strategic opportunities or investing in our business in the same manner as our management and board of directors. Further, our definition of Free Cash Flow may differ from the definitions used by other companies and therefore comparability may be limited. Investors should consider Free Cash Flow alongside our other IFRS Accounting Standards-based financial performance measures, such as net cash provided by (used in) operating activities, and our other IFRS Accounting Standards financial results.

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

The FX Neutral measures were calculated by using the average monthly exchange rates for each month during 2022, 2023 and 2024, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months in 2023 and 2024, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

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

The sources of certain statistical data, estimates, and forecasts contained in this annual report are derived from the following independent industry publications or reports:

•
Gartner® Voice of the Customer for Digital Commerce, January 2024;
•
IDC MarketScape: Worldwide B2C Digital Commerce Platforms for Midmarket Growth 2024 Vendor Assessment, doc #US50626123, January 2024;
•
IDC MarketScape: Worldwide Headless Digital Commerce Applications for Midmarket Growth 2024 Vendor Assessment, doc #US50626523, June 2024;
•
2024 Paradigm B2B Combine: Enterprise and Midmarket Editions, July 2024;
•
Gartner® Magic Quadrant™ for Digital Commerce, November 2024;
•
The Business Research Company, Same-day Delivery Services Global Market Report 2025, January 2025;
•
Insider Intelligence Inc.: Latin America Retail Ecommerce Update; July 2024;
•
Fitch Solutions: Global Economic Outlook, December 2024.; and
•
Statista: Latin America and the Caribbean: Gross domestic product (GDP) from 2019 to 2029, January 2025.

GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the U.S. and internationally, MAGIC QUADRANT and PEER INSIGHTS are registered trademarks and The GARTNER PEER INSIGHTS CUSTOMERS’ CHOICE badge is a trademark and service mark of Gartner, Inc. and/or its affiliates and is used herein with permission. All rights reserved.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Gartner Peer Insights content consists of the opinions of individual end users based on their own experiences with the vendors listed on the platform, and should not be construed as statements of fact, nor do they represent the views of Gartner or its affiliates. Gartner does not endorse any vendor, product or service depicted in this content nor makes any warranties, expressed or implied, with respect to this content, about its accuracy or completeness, including any warranties of merchantability or fitness for a particular purpose.

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

We also plan to dedicate significant resources to sales and marketing programs, including search engine and other online advertising with respect to our small and medium business, or SMB platform, online stores, which represented less than 8% of our total revenue in the year ended December 31, 2024. The effectiveness of our online advertising may continue to vary due to competition for key search terms, changes in search engine use, and changes in search algorithms used by major search engines and other digital marketing platforms. If the cost of marketing our platform over search engines or other digital marketing platforms increases, our business and operating results could be adversely affected. Competitors also may bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website

If we fail to maintain or grow our brand recognition, our ability to expand our customer base will be impaired and our financial condition may suffer.

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

We currently have customers in 43 countries. In the years ended December 31, 2024 and 2023 we generated 43.4% and 45.7%, respectively, of our total revenue from customers outside Brazil. Besides Brazil, we currently have customers in Argentina, Chile, Colombia, France, Italy, Mexico, Peru, Portugal, Romania, Singapore, Spain, the United Kingdom and the United States, among other 29 countries. We are continuing to adapt and develop strategies to address international markets, but such efforts may not be successful.

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
•
impact and effects arising from the conflict between Russia and Ukraine and the conflicts in Middle East following the attack by Hamas on Israel from the Gaza Strip started in 2023.

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

While we issue stock options or other equity awards as key components of our overall compensation and employee attraction and retention efforts, we are required under IFRS Accounting Standards to recognize compensation expense in our operating results for employee share-based compensation under our equity grant programs, which may increase the pressure to limit share-based compensation and jeopardize our ability to hire, retain and motivate qualified personnel.

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

Strategic technology business partnerships are essential to our competitive strategy. A significant percentage of our customers choose to integrate our ecommerce platform with third-party application providers using our open APIs and software development kits. The functionality and popularity of our platform depends, in part, on our ability to integrate our platform with third-party applications and platforms, including marketplaces and social media sites. We are dependent on strategic technology partner solutions for major ecommerce categories, including payments (through providers such as Adyen, EBANX, Mercado Pago, PayPal, Stripe, Worldpay), shipping, tax, accounting, ERP, marketing (through partners such as Google, Meta, Pinterest, TikTok) fulfillment, cross-channel commerce and point of sale system, or POS. We will continue to depend on various third-party relationships to sustain and grow our business. Third-party application providers may change the features of their applications and platforms, alter their governing terms, and restrict our ability to add, customize or integrate systems, functionality and consumer experiences. Such changes could limit or terminate our ability to use these third-party applications and platforms as part of our effort to provide our customers a highly extensible and customizable experience. This could negatively impact our offerings and harm our business. Marketplaces or social networks that have allowed limited integration into their platforms, such as Amazon, Dafiti, Google, Facebook and Instagram, Mercado Libre, Pinterest and TikTok, may discontinue our access or allow other platforms to integrate with their platforms more easily, which would increase competition for ecommerce platforms across their solutions. Our business will be negatively impacted if we fail to retain our technology partner relationships for any reason, including contractual disputes, failure to support their or our technology or integrations, errors, bugs, or defects in our or their technology, or changes in our or their platforms. Any failure to maintain such relationships could harm our relationship with our customers, our reputation and brand, our revenue, our business and our results of operations.

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

We also leverage the sales and referral resources of agency and referral partners through a variety of programs. If we are unable to effectively utilize, maintain and expand these relationships, our revenue growth would slow, we would need to devote additional resources to the development, sales and marketing of our platform, and our financial results and future growth prospects would be harmed. Our referral partners may also demand greater referral fees or commissions, which would increase our costs. Strategic technology business partnerships are essential to our competitive strategy. A significant percentage of our customers choose to integrate our ecommerce platform with third-party application providers using our open APIs and software development kits. The functionality and popularity of our platform depends, in part, on our ability to integrate our platform with third-party applications and platforms, including marketplaces and social media sites. We are dependent on strategic technology partner solutions for major ecommerce categories, including payments (through providers such as Adyen, EBANX, Mercado Pago, PayPal, Stripe, Worldpay), shipping, tax, accounting, ERP, marketing (through partners such as Google, Meta, Pinterest, TikTok) fulfillment, cross-channel commerce and point of sale system, or POS.

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

We currently maintain cybersecurity insurance for limited customers in the US and for the EU subsidiaries and a cybersecurity insurance coverage in Brazil, designed to indemnify payments made to third parties as a result of a claim, subject to the terms and conditions of the policy, but not a global coverage, and in the event we were to seek to obtain such wider insurance coverage, it may not be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims in connection with cybersecurity liabilities. Insurers could also deny coverage as to any future claim. The successful assertion of one or more large claims against us, or changes in any insurance policies we may enter into, including premium increases or the imposition of large deductible or coinsurance requirements, could have an adverse effect on our business, financial condition and results of operations.

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

For additional information on our cybersecurity risk management policy and procedures, see “Item 16K. Cybersecurity—Cybersecurity Risk Management.”

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

We leverage artificial intelligence to optimize internal processes, enhance our solutions, and develop specific product offerings. Any challenges in effectively managing its deployment, including compliance with evolving regulatory frameworks, ethical considerations, and potential biases, could result in reputational damage, competitive disadvantages, legal liabilities, and adverse effects on our financial performance.

We leverage artificial intelligence to optimize internal processes, enhance our solutions, and develop specific product offerings. If any of the AI tools we deploy fail to perform as intended, due to biases, errors, security vulnerabilities, or other limitations, our business, financial condition, and results of operations could be adversely affected. Additionally, any deficiencies or perceived deficiencies in AI-generated content could result in reputational damage, legal liability, and loss of user confidence.

The competitive landscape is also evolving with the increasing accessibility of AI technologies. New entrants and existing competitors may integrate AI into their internal processes, products and services more quickly or effectively than we do, reducing barriers to entry and potentially diminishing our competitive advantage. Furthermore, the rapid evolution of AI, including potential government regulations, requires substantial investment to ensure ethical and compliant AI implementation while mitigating risks of cybersecurity incidents and unintended harmful consequences. Any failure to do so could result in regulatory scrutiny, operational disruptions, or increased compliance costs, materially affecting our ability to compete and grow.

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

For example, in Brazil, current practices involving the treatment of personal data are governed by certain sector laws, such as Law No. 8,078/1990, or the Brazilian Consumer Defense Code, and Law No. 12,965/2014, or the Brazilian Civil Rights Framework for the Internet. In addition, LGPD came into force on September 18, 2020 to regulate the processing of personal data. The LGPD applies to individuals or legal entities and private or government entities who process personal data in Brazil or collect personal data in Brazil or, further, when their processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for processing personal data, which includes the collection, use, transfer and storage of personal data and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

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

In the APAC region, Data Protection Authorities have applied substantial penalties in case of privacy or security breaches. For example, in Australia, the Data Protection Authority (ACMA) collected approximately USD 6.6 million in fines for certain privacy violations (e.g. for unsolicited marketing emails) in 2023. In South Korea, there are multiple laws governing protection of personal data, cybersecurity infrastructure such as cloud computing, and cybersecurity measures. South Korean privacy laws provide not only administrative penalties up to 3% of a company’s annual revenue, but also to criminal liability (maximum of 10 years of imprisonment) and punitive damages in the amount of five times the damages suffered by the data subject. Singapore has been going through several reforms on its data protection law and cybersecurity acts, adopting mandatory notification in case of breach and creating new types of privacy offenses, which can trigger penalties of up to 10% of a company’s annual turnover.

Rules for international data transfers from countries in the APAC region to other countries widely resemble the framework of the General Data Protection Regulation 2016/679, or the GDPR, in terms of requirements of adequacy decisions, proper legal basis, and cross-border security measures.

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

Our insurance policies may not adequately cover all risks to which we are exposed. In addition, we cannot guarantee that we will be able to maintain our insurance policies in the future or that we will be able to renew them at reasonable prices or on acceptable terms, which may adversely affect our business and the trading price of our Class A common shares. Moreover, we are subject to risks for which we are uninsured, such as war, natural disasters, including floods and hurricanes, other force majeure events and breaches of the security of our systems by hackers. The occurrence of a significant loss that is not insured or compensable, or that is only partially insured or compensable, may require us to commit significant cash resources to cover such losses, which may adversely affect us.

Our operating results are subject to seasonal fluctuations.

Our subscription revenues are directly linked to the level of GMV that our customers process through our platform. Our customers historically have processed additional GMV during the holiday season. As a result, we have historically generated higher subscription revenues in the fourth quarter in each year compared to other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. However, as a result of the continued growth of our subscription revenue offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future sales activity or performance. For further information “Item 5. Operating and Financial Review and Prospects—D. Trend Information—Seasonality and Quarterly Unaudited Results of Operations.”

We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.

As our international operations expand, our exposure to the effects of fluctuations in currency exchange rates grows. For example, global political events, including the conflict between Russia and Ukraine and the recent conflicts in Middle East, trade tariff developments and other geopolitical events have caused global economic uncertainty and variability in foreign currency exchange rates. While we have primarily transacted with customers and business partners in Brazilian reais, in light of our international expansion we expect to transact with customers in Argentine pesos, Colombian pesos and British pounds, among others. We expect to significantly expand the number of transactions with customers that are denominated in foreign currencies in the future as we continue to expand our business internationally. We also incur expenses for some of our network service provider costs outside of Brazil in local currencies and for employee compensation and other operating expenses at our non-Brazil locations in the local currency for such locations. Fluctuations in the exchange rates between the Brazilian real and other currencies could result in an increase to the Brazilian equivalent of such expenses.

In addition, our international subsidiaries may maintain net assets that are denominated in currencies other than the functional operating currencies of these entities. As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. The results of operations in the countries where we operate are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into U.S. dollars upon consolidation. If the U.S. dollar weakens against foreign currencies, the translation of these foreign-currency-denominated transactions will result in increased revenues, operating expenses and net income. Similarly, our revenues, operating expenses and net income will decrease if the U.S. dollar strengthens against foreign currencies. In the years ended December 31, 2024 and 2023, 20.8% and 20.3% of our revenues were denominated in, or linked to, U.S. dollars, respectively. Although total revenue in the years ended December 31, 2024 and 2023 grew 12.5% and 27.8% in U.S. dollars, our reporting and functional currency, and 18.1% and 23.7% on an FX neutral basis, the foreign currency exchange rates in 2024 relative to 2023 and 2023 relative to 2022 resulted in a decrease of 4.7% and in an increase of 3.3% in our total revenue growth, respectively.

Accordingly, changes in the value of foreign currencies relative to the U.S. dollar can affect our results of operations due to transactional and translation remeasurements. As a result of such foreign currency exchange rate fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors and securities analysts who follow our stock, the trading price of our Class A common shares could be adversely affected.

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

In 2022, due to the uncertain macroeconomic environment which impacted our customers' planning and decision-making, we experienced prolonged sales cycles, extended implementation periods, and longer ramp-up times for new customers. In 2023, we observed a stabilization in our sales cycle throughout the year, with marginal improvements in implementation and ramp-up times compared to the prior year. In 2024, sales cycles remained stable relative to 2023. However, despite these trends, our sales cycle continues to be inherently uncertain and challenging to predict, and we cannot ensure that the stabilization observed in 2023 and 2024 will persist in the future.

As a result, a significant portion of our total revenue is generated from the recognition of contract liabilities from contracts entered into with customers during prior periods. Customers often view our revenue sharing arrangements and subscription to our ecommerce platform and services as a strategic decision requiring significant investment. As a result, customers frequently require considerable time to evaluate, test and qualify our platform prior to entering into or expanding a subscription. During the sales cycle, we spend significant time and resources on sales and marketing and contract negotiation activities, which may not result in a sale. Additional factors that may influence the length and variability of our sales cycle include:

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

Brazil has recently approved a major indirect tax reform according to which five existing taxes will be replaced by three new taxes. The new taxes will be introduced gradually from 2026 until 2033, while the existing ones will gradually be phased out following the same timeline. The main goal of the reform is to simplify the Brazilian tax environment, but it is also expected to raise the tax burden for certain business segments, increase the compliance burden during the transition period and lead to cash constraints due to the split payment mechanism. The impact for our Brazilian operations is still uncertain since the legislation approved so far depends on future detailed regulations.

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
•
tax effects of share-based compensation;
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

Our Brazilian subsidiaries enjoy a social contribution benefit introduced by the Brazilian government in 2011 as a stimulus to labor intensive companies pursuant to Brazilian Federal Law 12,546/11, named Contribuição Previdenciária sobre a Receita Bruta (CPRB). Under this benefit, employers of specific business segments can elect to pay their share of social contribution at rates of up to 4.5% on gross revenues instead of 20.0% on payroll. This benefit was originally designed to be effective for a limited period of time, but it has been extended several times since its introduction until the enactment of Law 14,973/2024, which determines a gradual phase out of CPRB along with a gradual restoration of the social contribution tax on payroll. This hybrid model will be effective from January 2025 to December 2027. From January 2028 onwards only the social contribution on payroll will be levied, at the rate of 20%. The actual impact of this change on the results of VTEX Brasil will depend on a combination of revenue and payroll growth.

Also, VTEX Brasil enjoys a research and development (R&D) benefit that significantly reduces its income tax liability pursuant to Brazilian Federal Law 11,196/05, or Lei do Bem. If the relevant R&D tax benefit is terminated, the tax liability of VTEX Brasil could be significantly increased.

VTEX Argentina S.A., our Argentine subsidiary, enjoys a benefit available for technology companies located in the technological district of CABA (Ciudad Autónoma de Buenos Aires). Under the specific grant terms, VTEX Argentina S.A. will benefit from a 50% reduction of the applicable statutory rate of a certain indirect tax on gross revenues until 2029. Failure to comply with the relevant requirements or an early termination of this exemption will adversely affect the results of operations of VTEX Argentina S.A.

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

We have in the past identified a material weakness in our internal control over financial reporting in preparing our consolidated financial statements. If we identify new material weaknesses in the future or we fail to implement and maintain effective internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, which may adversely affect our business and stock price or cause our access to the capital market to be impaired.

We have in the past identified a material weakness in our internal controls over financial reporting. A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to implement and maintain effective internal control over financial reporting, this could result in errors in our financial statements that could result in a material restatement of our financial statements, we could fail to meet our public reporting obligations or fail to prevent fraud, which would likely cause investors to lose confidence in our reported financial information and cause a decline in the price of our Class A common shares. Additionally, failure to implement and maintain effective internal control over financial reporting could also subject us to potential delisting from the NYSE or to other regulatory investigations and civil or criminal sanctions.

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

In addition, until we cease to be an “emerging growth company” as such term is defined in the JOBS Act, which may not be until after five full fiscal years following the date of our initial public offering, our independent registered public accounting firm is not required to attest to and report on, and did not attest to and report on, the effectiveness of our internal control over financial reporting. In addition, our current reporting obligations as a SEC-reporting company may place a significant strain on our management, operational and financial resources, and systems for the foreseeable future. There can be no assurance that in the future we will not have material weaknesses in our internal control over financial reporting.

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

Although we generated net income in 2024, we recorded net losses from 2019 to 2023, and recording net losses in the future remain possible as we pursue our growth strategy. We may face challenges in generating sufficient revenue to sustain profitability. Furthermore, our recent growth rates may not reflect future performance, as our success depends on attracting new customers, retaining existing ones, and increasing sales across both groups—especially in the event of stagnant e-commerce growth, adverse shifts in consumer spending, or broader economic downturns.

From 2019 to 2023, we recorded net losses, with 2024 marking the first year since then in which we generated net income. Net losses remain possible as we execute our growth strategy with a focus on high efficiency. We may not be able to generate sufficient revenue to achieve and sustain profitability.

We generated a net income of US$12.0 million in the year ended December 31, 2024, and incurred net losses of US$13.7 million and US$52.4 million in the years ended December 31, 2023 and 2022, respectively. We experienced resilient growth in revenue, recording a 12.5% increase in total revenue to US$226.7 million in the year ended December 31, 2024, from US$201.5 million in the year ended December 31, 2023, and 27.8% increase in total revenue in the year ended December 31, 2023, from US$157.6 million in the year ended December 31, 2022. We principally generate revenues through subscriptions plans, where we have a fixed fee and a revenue-sharing component based on a percentage charged on the customer’s GMV. Our subscription plans typically have 12-to-36-month terms. Our customers have no obligation to renew their subscriptions after their subscription term expires and have the ability to terminate their subscriptions upon short notice. As a result, even though the number of customers using our platform has grown rapidly in recent years, there can be no assurance that we will attract new customers, retain existing customers or increase sales to both new and existing customers. In addition, our results may be affected if we lose or forego income derived from commission fees charged to marketplace partners, payment providers and any other service provided through our app store with which we operate.

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

Specifically in the case of Argentina, since September 2019, the government has tightened restrictions on capital flows and imposed foreign exchange controls and transfer restrictions, substantially limiting the ability of companies to retain foreign currency or make payments outside of Argentina. As a consequence of the re-imposition of exchange controls, the spread between the official exchange rate and other exchange rates resulting implicitly from certain capital market operations usually effected to obtain U.S. dollars surged, reaching up to 170% above the official exchange rate in July 2022. As of February 24, 2025, the spread between the official exchange rate and other exchange rates reached a value of approximately 15% above the official exchange rate. In 2023, the scope and rate of the Impuesto PAIS (Impuesto Para una Argentina Inclusiva y Solidaria), an emergency tax on the purchase of foreign currency, were expanded. These measures significantly impacted our ability and costs to transfer funds outside Argentina, causing delays or preventing payments required by our Argentine subsidiary to entities abroad. The Impuesto PAIS was in effect through December 23, 2024, and expired at the end of that year as originally planned.

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

Throughout this period, for example, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. The exchange rate reported by the Central Bank was R$5.218 per US$1.00 on December 31, 2022, R$4.841 per US$1.00 on December 31, 2023, R$6.192 per US$1.00 on December 31, 2024 and R$5.723 per US$1.00 on February 24, 2025. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

The value of the Mexican peso has also been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2022, 2023 and 2024, the Mexican peso appreciated 4.7%, 13.1% and depreciated 23.0% respectively, against the U.S. dollar in nominal terms. There can be no assurance that the Mexican peso will not again depreciate against the U.S. dollar or other currencies in the future.

The value of the Colombian peso has also been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2022, 2023 and 2024 the Colombian peso depreciated 19.1%, appreciated 20.1% and depreciated 12.0% respectively, against the U.S. dollar in nominal terms. There can be no assurance that the Colombian peso will not again depreciate against the U.S. dollar or other currencies in the future.

The value of the Argentine peso has been subject to significant devaluation against the U.S. Dollar in the past. In 2022, 2023 and 2024 the Argentine peso depreciated 72.5%, 356.5%, and 21.4% respectively, against the U.S. dollar in nominal terms. There can be no assurance that the Argentine peso will not again depreciate against the U.S. dollar or other currencies in the future.

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

Federal government’s difficulty in having a majority in the National Congress could result in a deadlock, political unrest and massive demonstrations and/or strikes, which may adversely affect our business, financial condition and results of operations. Uncertainties regarding the current government’s implementation of changes in monetary, fiscal and social security policies, as well as the relevant legislation, may contribute to economic instability. In addition, failure of the Brazilian federal government to adopt measures to reduce the public deficit and public spending, contributed to the negative economic impact of inflation and have created general economic uncertainty and heightened volatility in the Brazilian securities markets.

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

On November 19, 2023, Javier Milei was elected President of Argentina, campaigning on promises to dollarize the economy and close the Central Bank. Shortly after taking office, he devalued the Argentine peso by 54% against the U.S. dollar and introduced deregulation measures to address the country’s economic crisis. While his policies have curbed inflation, poverty rates surged to a peak to more than 50% in 2024. Inflation, which stood at 211% in the year ended December 31, 2023, dropped significantly to 117.7% in the year ended December 31, 2024, with monthly rates declining from mid-twenties to low single digits over the same period. The IMF resumed payouts to Argentina in January 2024, supporting Milei’s initial reforms. Although Milei remains committed to dollarization, he postponed its implementation until after the 2025 legislative elections. Should Milei fail to secure sufficient support from key local and international partners, including the IMF, his ability to execute planned reforms may falter, which may lead to significant consequences for Argentina's inflation and broader economic outlook. See “—Inflation and certain government measures to curb inflation may have adverse effects on the economies of the countries where we operate, our business and the price of our Class A common shares.” We cannot predict what other controversial measures Javier Milei will effectively adopt, which could have a material adverse effect on the Argentine economy and could affect our financial condition and results of our operations.

Any of the above factors may create additional political uncertainty, which could harm the Brazilian and other Latin American countries’ economy and, consequently, our business, and could adversely affect our financial condition, results of operations and the trading price of our Class A common shares.

Uncertainty and instability resulting from the conflict between Russia and Ukraine and the conflicts in Middle East following the attack by Hamas on Israel from the Gaza Strip could adversely affect our business, financial condition and operations.

Global markets have recently experienced volatility and disruption following the escalation of geopolitical tensions, the start of military conflict between Russia and Ukraine, Hamas and Israel and resultant escalating tensions in the region involving the Gaza Strip, Iran, Hezbollah in Lebanon and the Houthi in Yemen.

In late February 2022, Russian military forces launched significant military action against Ukraine, and since then there has been continued sustained conflict and disruption in the region. It is not possible to predict the broader or longer-term consequences of this conflict, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, currency exchange rates and financial markets. In response to Russia’s invasion of Ukraine, the United States, the European Union, the United Kingdom and several other countries have imposed or are imposing far-reaching sanctions and export control restrictions on Russian entities and individuals. These and any additional sanctions, as well as any counter responses by the governments of Russia or other jurisdictions, and prolonged unrest, intensified military activities and/or the implementation of more extensive sanctions could adversely affect the global financial markets generally and levels of economic activity as well as increase financial markets volatility.

On October 7, 2023, Hamas militants and members of other terrorist organizations infiltrated Israel’s southern border from the Gaza Strip and conducted a series of terror attacks on civilian and military targets. Thereafter, these terrorists launched extensive rocket attacks on Israeli population and industrial centers located along the Israeli border with the Gaza Strip. Shortly following the attack, Israel’s security cabinet declared war against Hamas. On January 17, 2025, Israel’s Security’s Cabinet approved a cease fire and hostage release deal in Gaza. Notwithstanding the foregoing, the intensity and duration of Israel’s current war against Hamas is difficult to predict, and as are such war’s economic implications on our business and operations and on the global geopolitical instability. Moreover, global markets are affected by Israel’s ongoing war against Hamas and Hezbollah and related conflicts between other entities or countries in the Middle East. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term.

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 4.8%, 4.6% and 5.8% for the years ended December 31, 2024, 2023 and 2022, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to the official Brazilian interest rate. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years, there has been significant volatility in the official Brazilian base interest rate, which ranged from 14.25%, on December 31, 2015 to 2.00% on December 31, 2020, increasing to 13.75% on December 31, 2022, 11.75% on December 31, 2023, and 12.25% on December 31, 2024. As of the date of this annual report, the official Brazilian base interest rate is 13.25%. This rate is set by the Monetary Policy Committee of the Central Bank of Brazil (Comitê de Política Monetária), or COPOM. Any change in interest rate, in particular any volatile swings, can adversely affect our growth, indebtedness and financial condition.

In recent years, Argentina’s foreign debt rating has been downgraded on multiple occasions based on concerns regarding economic conditions and rising fears of increased inflationary pressures and their ability to serve their debt obligations. The IMF and the Argentine authorities have reached an understanding on key policies as part of their ongoing discussions of an IMF-supported program in order to renegotiate the principal maturities of the US$44.1 billion under a stand-by arrangement. On March 25, 2022, the IMF approved the execution of the financing agreement (the “IMF Agreement”) with Argentina for a total amount of US$44.0 billion, which includes a disbursement of US$9.6 billion. The IMF Agreement expired at the end of 2024 and is expected that Argentina will negotiate a new agreement on top of this. We cannot assure that the conditions of the IMF Agreement, or any other agreement entered with IMF, would not affect Argentina’s ability to implement reforms and public policies and boost economic growth, nor the impact that these agreements may have in Argentina’s ability to access international capital markets (and indirectly in our ability to access those markets). Moreover, the long-term impact of these measures and any future measures taken by the government on the Argentine economy remains uncertain. It is possible that reforms could be disruptive to the economy and adversely affect the Argentine economy and our business, results of operations and financial condition. We are also unable to predict the measures that the Argentine government may adopt in the future, and how they will impact on the Argentine economy and our results of operations and financial condition.

The increasing level of inflation in Argentina has generated pressure for further depreciation of the Argentine peso, which depreciated against the U.S. dollar by 22.0% and 72.5% in 2021 and 2022, respectively. Argentina’s president, Javier Milei, took office on December 10, 2023, and one of his first official measure as president was to devaluate the Argentine peso in 54% against the U.S. dollar, making the official exchange rate reach 800 Argentine pesos per US$1.00, from 365 Argentine pesos per US$1.00, in the day immediate following the adoption of the measure. As a result, accumulated depreciation of the Argentine peso against the U.S. dollar was of 21.4% in 2024. This strategy, however, was adopted without any plans from the Argentine government to contain price increases, which could potentially lead to extreme inflation levels in the near future. If the current Argentine government is unable to address Argentina’s structural inflationary imbalances, the prevailing high rates of inflation may continue, which would have an adverse effect on Argentina’s economy and our business.

Any further downgrading of the credit rating of Brazil or of other countries in which we operate could reduce the trading price of our Class A common shares.

We may be harmed by investors’ perceptions of risks related to the sovereign debt credit rating. Rating agencies regularly evaluate the credit rating of the countries in which we operate and their respective sovereign ratings, which are based on a number of factors, including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the perspective of changes in any of these factors. In recent years, the sovereign credit ratings of some of the countries in which we operate have shown more positive trends, with Brazil experiencing positive momentum following an upgrade to investment grade, Argentina showing a slightly improvements and Colombia stabilizing.

As of December 31, 2024, the sovereign credit ratings for Argentina were CCC, Ca and CCC, as set by Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, respectively.

As of December 31, 2024, the sovereign credit ratings for Brazil were BB, Ba1 and BB, as set by Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, respectively.

As of December 31, 2024, the sovereign credit ratings for Colombia were BB+, Baa2 and BB+, as set by Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, respectively.

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

Our performance currently depends on the overall health and growth of the economies in which we operate in Latin America. On an aggregate, real GDP growth in FX Neutral of Latin American countries has fluctuated over the past few years, with a 3.8% compound annual growth rate (CAGR) between 2020 and 2024, according to Fitch. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force (particularly developers), and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

Crises and political instability in other emerging market countries, the United States, Europe or other countries, including increased international trade tensions and protectionist policies, could decrease investor demand for securities offered by companies with significant operations in Brazil and Latin America, such as our Class A common shares. For example, in 2019, political and social unrest in Latin American countries, including Ecuador, Chile, Bolivia and Colombia, sparked political demonstrations and, in some instances, violence. In October 2019, presidential elections were held in Bolivia, Uruguay and Argentina. Controversial outcomes in Bolivia and Uruguay led to violent protests and claims of fraudulent elections in Bolivia and a runoff election in Uruguay. Similarly, Chile experienced political unrest and social strife, including a wave of protests and riots, beginning on October 18, 2019, sparked by an increase in the subway fare of the Santiago Metro and widened to reflect anger over living costs and inequality. In June 2016, the United Kingdom held a referendum in which the majority voted for the United Kingdom to leave the European Union (so called “Brexit”). The exit officially occurred on January 31, 2020. Brexit has created significant economic uncertainty in the UK and in Europe, the Middle East and Asia. In addition, the terms of Brexit could potentially disrupt the markets we serve and the tax jurisdictions in which we operate and adversely change tax benefits or liabilities in these or other jurisdictions, and may cause us to lose investors, investment opportunities and employees. In addition, Brexit may lead to legal uncertainty and potentially divergent national laws and regulations as the UK determines which EU laws to replace or replicate. These developments, as well as potential crises and other forms of political instability or any other as of yet unforeseen development, may harm our business and the trading price of our Class A common shares. Additionally, Donald Trump assumed office as the 47th President of the United States on January 20, 2025. The U.S. president has considerable influence, which may materially and adversely affect global economy and political stability. We cannot ensure that the Trump administration will adopt policies designed to promote macroeconomic stability, fiscal discipline, as well as domestic and foreign investment, which may materially and adversely impact businesses generally and the trading price of securities of Brazilian issuers, including our Class A common shares and lead to raise in tariffs on global trade generally. We cannot give you any assurance as to whether any such changes will occur or as to their timing, nor can we estimate the impact they may have on our business. Growing economic uncertainty and news of a potentially recessive economy in the United States may also create uncertainty in the Brazilian economy. These developments, as well as potential crises and forms of political instability arising therefrom or any other as of yet unforeseen development, may harm our business and the price of our Class A common shares. See “—Our business is susceptible to risks associated with international sales and the use of our platform in various countries.”

Further increases in interest rates in other countries, especially the United States, may reduce global liquidity and investors’ interest in securities issued by companies with significant operations in Latin America, adversely affecting the price of our Class A common shares. Interest rates have increased rapidly in the United States since year ended December 31, 2022 reaching 5.50% in July 2023. Since then the U.S. Federal Reserve slightly lowered the benchmark federal funds to a range to 4.5%, with possible additional rate cuts throughout 2025. This, in turn, may redirect the flow of capital from emerging markets into the United States because investors may be able to obtain greater risk-adjusted returns in larger or more developed economies. Thus, companies in emerging market economies could find it more difficult and expensive to borrow capital and refinance existing debt. This may negatively affect our potential for economic growth and our ability to refinance our existing debt and could materially adversely affect our business, financial condition, results of operations, cash flows, prospects and the market price of our shares. Technology companies have been sensitive to the effects as investors may look to higher yield short-term investment options rather than wait for technology companies to generate long-term growth and expected future cash flows.

Furthermore, global markets are currently operating in a period of economic uncertainty, volatility and disruption, including as a result of the current war between Ukraine and Russia and the conflicts in Middle East following war between Hamas and Israel in the Gaza Strip. The Ukraine war has caused market turmoil and led oil prices to soar, reaching the highest level in almost 14 years, thus affecting the market commodities and energy in Brazil and in the world, which could raise our operational costs and consumer expenses and, therefore, adversely affect our operational results and financial condition. In addition, the war between Hamas and Israel in the Gaza Strip, an escalation in political tensions between the United States, Russia, Iran, Iraq, Lebanon, as well as other related conflicts in the Middle East, and imposition of additional sanctions from the United States, Russia, Iran, Iraq and European countries could cause the price of oil to increase even further. Further, trade disputes between countries, in particular the current dispute between the United States and China, crisis in the United States, the European Union or in emerging countries and global tensions, including conflicts involving the occurrence of Brexit, have generated political and economic instability around the world, producing several effects that, directly or indirectly, adversely impact the Latin American capital markets and economy, such as fluctuations in the price of securities issued by listed companies, reductions in the supply of credit, deterioration of the economy, fluctuations in foreign exchange rates and inflation, among others.

The uncertainty in the global economy has been marked by several adverse factors. These include fluctuating levels of consumer and corporate confidence, unpredictable business investment and consumer spending, rising unemployment, fluctuating income and asset values in many areas, a slowdown in China's growth rate, currency volatility, and limited availability of credit and access to capital.

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

Our controlling shareholders, in the aggregate, directly or indirectly hold 85.9% of our outstanding Class B common shares, and approximately 76.2% of the voting power of our issued capital and 38.2% of our total equity ownership, and control all matters requiring shareholder approval. Our controlling shareholders also have the right to nominate a majority of our board of directors and consent rights over certain corporate transactions. This concentration of ownership limits investors’ ability to influence corporate matters.

Our controlling shareholders directly or indirectly hold 85.9% of our Class B common shares, resulting in their ownership of 38.2% of our outstanding shares and 76.2% of the combined voting power of our Class A and Class B common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” These shareholders may control a majority of our voting power and have the ability to control matters affecting, or submitted to a vote of, our shareholders. As a result, these shareholders may be able to elect the members of our board of directors and set our management policies and exercise overall control over us. In addition, the rights granted pursuant to our Articles of Association mean that our controlling shareholders may be able to appoint a majority of our board despite owning a non-proportionate number of shares until they own less than 25.0% of the total voting power. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital.” for more information.

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

As of December 31, 2024 we had 103,947,244 outstanding Class A common shares and 80,866,730 Class B common shares.

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

Our principal executive and registered office is located at 4th floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KYI-1002, Cayman Islands.

B.
Business Overview

VTEX is a composable and complete commerce platform that delivers more efficiency and less maintenance to organizations seeking to make smarter IT investments and modernize their tech stack. Through our pragmatic composability approach, we aim to empower brands, distributors, and retailers with unparalleled flexibility and comprehensive solutions, that may enable them to invest solely in what provides a clear business advantage and boosts profitability.

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

Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. VTEX has been a leader in accelerating the digital commerce transformation in Latin America and is expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 87.2% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by 2.4 thousand customers with 3.4 thousand active online stores across 43 countries to connect with their consumers in a meaningful way.

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

Our Collaborative Commerce approach benefits from a powerful ecosystem with significant network effects. Our ecosystem includes more than 7,000 VTEX IO extensions created by third parties, 1,000 SIs and ISVs, 500 marketplaces, 180 payments solutions and 90 logistics companies. Our partners’ solutions are embedded within our platform, allowing our customers to seamlessly execute their commerce vision and strategy. The more customers adopt our platform and partners join our network, the more efficiently we can help facilitate the future of commerce.

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

In the year 2024, our company achieved several recognitions and acknowledgments. Commencing the year, VTEX was the only vendor named a Customers’ Choice in the Gartner® Voice of the Customer for Digital Commerce report, and was named a Leader in IDC MarketScape: Worldwide B2C Digital Commerce Platforms for Midmarket Growth 2024 Vendor Assessment. In the second quarter, VTEX was also named a Leader in IDC MarketScape: Worldwide Headless Digital Commerce Applications for Midmarket Growth Vendor Assessment. In the third quarter, Paradigm B2B Combine: Enterprise Edition report and Paradigm B2B Combine: Midmarket Edition awarded VTEX medals in all 12 B2B digital commerce categories evaluated in each report.

In November 2024, Gartner® named VTEX a Challenger in the Magic Quadrant™ for Digital Commerce report for our Ability to Execute and Completeness of Vision, having been recognized in the Gartner® Magic Quadrant™ for Digital Commerce report for the eighth consecutive year.

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

We guide our customers to success. Enterprises choose us as a strategic partner to accelerate their digital commerce transformation and deliver on revenue-generating initiatives. We deliver our platform through a subscription revenue model that includes both fixed and GMV-based variable components. This revenue model strategically aligns us with our customers: we grow by enabling them to grow. In the years ended December 31, 2024 and 2023, our customers generated US$18.2 billion and US$16.5 billion of GMV within our platform. Our GMV grew 10.4% and 30.2% in 2024 and 2023 respectively on top of a growth of 31.3% in 2022 in U.S. dollars, which represents a growth of 16.2%, 25.3% and 26.8% respectively on an FX neutral basis.

We have achieved a number of significant milestones marking our expansion throughout our history:

# 10 years
## of continuous learning

**2000**

**A Vision is Born**
VTEX is founded in Rio de Janeiro, planting the seed for innovation in ecommerce technology.

**2008**

**Game-Changing Moment**
VTEX wins Walmart's RFP and becomes their ecommerce platform provider in Brazil, marking a pivotal milestone in scaling global retail solutions.

**2010**

**The Bold Bet**
VTEX transitions to a scalable, multitenant SaaS model, positioning itself as a cutting-edge ecommerce platform.

**2013**

**Building for the Future**
VTEX embarks on international expansion, starting in LatAm, while unveiling Smart Checkout and migrating to a cloud-native microservices architecture.

**2015**

**Redefining Marketplaces**
With VTEX's marketplace capabilities, customers offered third-party products and connected to external marketplaces. This enabled Whirlpool's marketplace launch in Brazil, igniting a lasting global partnership.

**2016**

**Multibrand – Multinational**
VTEX gains multinational customers like Cencosud, powering ecommerce operations across LatAm.

**2018**

**Omnichannel Breakthrough**
Introduces click-and-collect and delivery-from-store capabilities, boosting customer performance far above market standards.

**2019**

**Global Vision**
VTEX sets sights on becoming the global backbone for connected commerce, expanding to North America and Europe.

**2021**

**IPO**
Listed on the NYSE, VTEX solidifies its global presence with 15 offices worldwide.

**2022**

**Innovative Solutions, Global Reach**
Customers now operate across all continents; launches groundbreaking tools like Live Shopping, Sales App, Shipping Network, and more.

**2023**

**Expanding Frontiers**
Goes live with Hearst's marketplace and Pierce Manufacturing B2B in the US, marking major milestones in the region.

**2024**

**New Horizons**
Announces go-lives for Colgate Palmolive, HMart in the US, and OBI in Germany. Launches complementary add-ons: VTEX Ads, VTEX Data Pipeline, VTEX Shield, and Weni by VTEX.

We have a deep history of delivering world-class commerce solutions throughout Brazil and the broader Latin America region. We are expanding our presence internationally and today we serve large blue-chip enterprises. The majority of customers we serve are business-to-consumer, or B2C, enterprises powered through our core VTEX platform and represented 86.9% and 86.2% of our total revenue for the years ended December 31, 2024 and December 31, 2023, respectively. We help our customers operate 3.4 thousand active online stores, defined as unique domains generating GMV, across 43 countries globally. The number of active online stores we service decreased by 5.1% from December 31, 2023 to December 31, 2024. As of December 31, 2024, 38.3% of the active online stores on our platform generated annual recurring revenue, or ARR (calculated as subscription revenue in the most recent quarter multiplied by four) of US$25 thousand or more, representing 87.5% of our ARR and with an average ARR per active online store of US$131.0 thousand, demonstrating our enterprise focus.

In addition, we also serve small-to-medium sized businesses, or SMBs, on a separate on-demand platform that represented 7.6% of our total revenue in the year ended December 31, 2024. Our extensible and scalable platform also serves a smaller segment of business-to-business enterprises, or B2B. The remaining 5.5% of total revenue in the year ended December 31, 2024 represented 4.0% service revenue and 1.6% other revenues, comprising VTEX platform adjacencies, including payment, logistics and tracking solutions.

Our largest customer represented less than 3% of our total revenue and our 10 largest customers represented less than 16% of our total revenue in the year ended December 31, 2024.

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

We offer access to our platform on a subscription basis, which accounted for 96.0% and 94.4% of our total revenue for the year ended December 31, 2024 and December 31, 2023, respectively. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. We serve customers with multiple tiers of subscription plans and transaction-based fees based on the size of the customer and their expected GMV. Our tiered pricing model allows customers that are generating higher GMV to move up and pay higher fixed fees and lower transaction-based fees, even though transaction-based fees continue to be the most significant portion of our subscription revenue.

In the year ended December 31, 2024, our total revenue increased to US$226.7 million from US$201.5 million in the year ended December 31, 2023 representing an increase of 12.5% in U.S. dollars, and 18.1% on an FX neutral basis, respectively. In the same respective periods, we generated a net income of US$12.0 million and a loss of US$13.7 million, net cash provided by operating activities of US$27.3 million and US$4.3 million, and positive Free Cash Flow of US$25.2 million and US$3.8 million, respectively.

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

Our Past 2-Years Acquisitions

Newtail

On January 9, 2025, VTEX acquired 100% of the shares of Newtail Serviços de Tecnologia LTDA (“Newtail”), a privately held company specializing in the retail media business, for a total cash consideration of US$4.1 million. The acquisition is expected to expand our retail media solutions. The financial effects of this acquisition, including the initial recognition of the assets, liabilities, and goodwill associated with the acquired company will be accounted for in the financial statements for the year ending December 31,

2025. As of the date of this annual report, our management is in the process of assessing the fair value of the identifiable assets and liabilities of Newtail at the acquisition date. In addition to the cash consideration, a separate agreement with the owners of the acquired company provides for an additional payment of US$1.6 million, covering a long-term non-compete agreement.

Weni

On August 29, 2024, we acquired 100% of the shares of Weni, a Brazilian privately held company specializing in communication automation solutions and chatbots. The purchase price includes an initial cash consideration of US$3.0 million, as well as a long-term fixed installment of US$1.0 million. The incorporation of Weni into VTEX’s operations was concluded in January 2025.

The acquisition agreement features potential additional consideration, which may be payable based on the achievement of specific performance targets and the continued employment of key executives over the next three years. As these additional payments fall outside the scope of the business combination, they are recognized as employee benefit expenses in profit or loss over the applicable service period.

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
•
Highly embedded, deep relationships with enterprises. We have a large, blue-chip customer base across a broad range of end markets, with 2.4 thousand customers across 43 countries. 87.5% of our ARR is derived from enterprise customers with active online stores, each generating more than US$25 thousand in ARR and with an average ARR per active online store of US$131.0 thousand as of December 31, 2024. Additionally, 89.4% of our enterprise revenues came from customers who have been on the VTEX platform for over one year, for the year ended December 31, 2024.
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
•
Continue to grow and develop our ecosystem. We have a thriving third-party ecosystem, including providers for shipping, marketplaces, point-of-sale, omnichannel, marketing automation, search, merchandising, SIs, agencies, payments, anti-fraud and lending. We have built a strong network ecosystem with over 7,000 VTEX IO extensions created by third parties, 1,000 SIs and ISVs, 500 marketplaces, 180 payments solutions and 90 logistics companies. We believe that growing our ecosystem will help to further expand our customer base by providing greater revenue opportunities from collaboration, which will in turn drive additional growth of our ecosystem.

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

Rapidly changing consumer preferences driving need for retailers to innovate

How consumers discover, learn about and ultimately purchase products is evolving due to digital transformation and advances in technology. A consumer may discover a product on social media, read reviews and blogs using a tablet, visit a nearby brick-and-mortar store to see the product in person, compare prices using a mobile phone and end up purchasing the product from yet a different merchant or through an online marketplace. The internet has enabled consumers to interact with merchants around the globe to find and purchase products that fit their specific needs and tastes. According to Insider Intelligence, in 2024, 20.1% of global retail spend was made through a digital channel.

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

Convenience-driven economy requires deep changes to complex, legacy supply chain networks

Consumers seek frictionless online experiences and the convenience and speed provided by on-demand delivery. Growing expectations for shorter on-demand delivery times require significant planning, coordination and execution to ensure supply chain networks are aligned to meet distribution and fulfillment. According to The Business Research Company’s report “Same-day Delivery Services Global Market Report 2025” the global same-day delivery services market will grow from US$9.4 billion in 2024 to US$11.3 billion in 2025, implying a CAGR of 20.7%. Projections indicate further growth to US$23.3 billion by 2029, with a CAGR of 19.7%. This demonstrated that same-day delivery is becoming increasingly popular among online shoppers and is known to improve customer satisfaction, efficiency, and trust, while also reducing shipping and vehicle expenses. The intense competition in retail, both online and in-store, is causing businesses to meet the needs of consumers by offering on-demand delivery to their homes or workplaces.

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

Our Market Opportunity

Market opportunity in Latin America

Latin America is one of the largest and most diverse regions in the world. It is also among the largest growing economies in the world, with an estimated GDP growth rate of 4.5% to US$8.0 trillion by 2028, according to Statista, driven by technological advances and an emerging middle class. Comprised of over 20 countries with a total population of over 624 million, the region encompasses multiple languages, currencies and regulatory regimes. The size and complexity of the region present us with a significant opportunity as the geographic incumbent leader and a competitive advantage relative to solution providers that are less familiar with the intricacies of the region.

Latin America ecommerce is growing rapidly, yet still represents a small fraction of the total retail market. According to Insider Intelligence, ecommerce in Latin America grew to US$179.9 billion in 2024, a growth rate of 11.5% over 2023, making it one of the fastest-growing regions. At the same time, it represents only approximately 10.7% of all total retail sales in Latin America, a lag of 7 years compared to current global ecommerce penetration of 20.1%, presenting an enormous opportunity and runway for growth as more sales shift online. This shift in online sales reflects expected growth in digital audiences from an expanding middle class and ongoing innovations in ecommerce payments systems and logistics in the region. Insider Intelligence estimates the Latin America ecommerce market will grow to US$260.9 billion by 2028.

2024 ecommerce growth year-over-year per region

Source: Insider Intelligence, data as of January 20, 2025.

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

Projected global ecommerce growth

$2.0 T increase
in 4 years
$1.8 T increase
in 4 years
$4.3
$5.0
$5.3
$5.8
$6.1
$6.6
$7.1
$7.6
$8.1
2020
2021
2022
2023
2024
2025E
2026E
2027E
2028E

Source: Insider Intelligence, data as of January 20, 2025.

Global GMV was estimated to be approximately US$6.1 trillion in 2024, and is expected to grow to approximately US$8.1 trillion by 2028, according to Insider Intelligence. In the years ended December 31, 2024 and 2023, our platform processed US$18.2 billion, and US$16.5 billion. As we continue to expand our platform offerings as well as our global reach, we expect to capture more of this GMV. We believe that our market will expand as consumers continue to shift purchases to online channels and brands and retailers adapt to evolving consumer preferences.

Our Solution

VTEX offers a SaaS digital commerce platform tailored for enterprise brands and retailers. Our platform is designed to be composable and complete, enabling customers to seamlessly implement, optimize, test, and expand both B2C and B2B digital experiences. By integrating commerce, marketplace, and OMS solutions into a unified platform, we empower customers to harness omnichannel capabilities and devise innovative strategies for customer engagement. The platform’s flexibility and low-maintenance design aid customers in optimizing IT investments while providing agility, ultimately fostering profit growth. We deliver an innovative platform that:

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

B2B Self Service
Marketplaces
Web/
Mobile App
Field Sales/ CSR
Physical Store
Live Shopping/
Conversational Commerce
Other Channels (EDI, Social
Media, IoT, etc.)
VTEX
Supliers and
Distributors
3rd Party
Fulfillment
Store
Network
1st Party
Fulfillment
Dropship
Network
3rd Party
Sellers
Inventory &
Warehouses

(1)
Connecting and amplifying all sales channels: The VTEX platform creates a true omnichannel experience by connecting our enterprise customers across all their sales channels.
•
Web: VTEX customers can leverage our website store framework to quickly and efficiently launch and evolve web stores tailor-made for their business. We continually evolve our store framework to ensure that it delivers a superior web experience and performance for consumers. We offer approximately 150 extensible, pre-built commerce capabilities and apps to compose an enterprise-level, industry-leading web store.
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
•
Live Shopping: The VTEX Live Shopping native app enables customers to effectively combine live streaming with direct purchasing. It amplifies the shopping experience allowing our customers to connect with their end users while they make the product discovery and to meet them in their product discovery process. It creates a more engaging and closer selling process as they can interact whilst making the purchases, increasing conversion rates.
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
•
Social Commerce: Through our platform, we empower sales associates and representatives to utilize social selling features. This involves sharing products or shopping carts with end users via QR codes, links, or promotional codes though social media or in-store. Our approach complements the broader concept of social commerce, extending beyond traditional channels through VTEX integrations with platforms like Facebook, Instagram and TikTok, among others.
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
•
Shipping strategies: The VTEX platform offers flexibility to develop tailor-made shipping strategies. Our platform allows our customers to set up multiple docks and warehouses where inventory is allocated as needed. In addition, we create and link shipping policies with selected carriers to serve these fulfillment nodes. VTEX Shipping Network is a plug and play solution that enables customers to contract shipping carriers directly through VTEX, with a preferential shipping price table, automatic integration and shipping operational optimizations, including tracking and continuous updates to shipping policies. Additionally, leveraging VTEX Pick and Pack, our end-to-end logistics solution, customers can swiftly execute a fulfillment operation within brick-and-mortar stores. The adaptability and agility inherent in these shipping strategies hold paramount significance, especially for enterprise customers.
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
•
Advertising and Data
•
Retail Media: VTEX Ads is a digital advertising platform integrated into VTEX's ecosystem, enabling online sellers to monetize their digital channels by offering advertising space to brand partners and third-party sellers. Through AI-driven targeting and auctions, the platform facilitates the placement of ads such as sponsored products in search results and product galleries, as well as on mobile apps, enhancing visibility and engagement. It also provides analytics, including performance trends and data exports, to optimize ad campaigns.
•
Commerce Data: VTEX Data Pipeline is a secure data-sharing service designed to streamline access to commerce data without requiring costly custom integrations. It allows businesses to integrate their VTEX data with preferred data warehouses, business intelligence tools, and CRM systems, enabling a unified view of operations. The service supports data models for catalog, promotions, and external marketplace data and is compatible with various third-party platforms. This flexibility empowers customers and partners to build their own AI and analytics applications, enhancing their ability to derive insights and improve decision-making across their commerce ecosystem.
•
Cybersecurity
•
Advanced Security Solutions: VTEX Shield is an enhanced security solution that provides additional, customizable layers of protection for VTEX stores, complementing the company’s established security standards and certifications. It includes features such as the Security Monitor, a dashboard within the VTEX Admin that identifies potential threats related to administrative user behavior or configuration issues and provides alerts for proactive security management. It also enables authorized penetration testing to simulate cyberattacks, helping to identify and address vulnerabilities, with VTEX’s Security team offering in-depth analysis and actionable recommendations. Additionally, the Web Application Firewall (WAF) acts as a real-time defense system, monitoring and filtering web traffic to block external threats like DDoS attacks and SQL injections, while Data Protection Plus provides an extra layer of security for sensitive information, subject to regional availability. Together, these features help businesses proactively safeguard their operations and respond effectively to emerging threats.
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

Customer experience/support

We provide 24/7 support options to our enterprise customers. We offer three types of support plans: standard support is included on all subscriptions; express routing for mid-tiered enterprise customers, and priority support for the highest-tiered enterprise customers. Our support team achieved a strong average customer satisfaction score of 96.7% for the year ended December 31, 2024.

We also offer our customers three types of technical support: basic problem solving and solutions involving platform functionality; advanced solutions involving platform functionality, third-party applications or API integrations; and product support engineering for complex API or third-party integrations, developer inquiries and bug identification and triage.

Professional services

VTEX offers paid professional services that complement the capabilities of our customers and their implementation partners. Our services help speed customers’ time-to-market and improve the success and growth of their businesses. Optional services include project management, solutions architecting, and implementation consulting. We usually offer these services to our largest and most complex new enterprise customers. Regular enterprise customers generally rely on our ecosystem of partners across system integrators, agencies and implementation companies to implement our platform. Our professional service fees, charged mostly to help selected customers on the implementation of our platform, accounted for 4.0%, 5.6% and 5.8% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

Our Customers

Our cloud-based platform accelerates the digital transformation of global enterprises powering 3.4 thousand active online stores in 43 countries. We have a large, blue-chip customer base with 2.4 thousand customers. For the year ended December 31, 2024, approximately 87.5% of our ARR was derived from active online stores on our platform that generated ARR of US$25.0 thousand or more and with an average ARR per active online store of US$131.0 thousand. Our platform is extensible across a wide range of end markets, including Home Appliances, Apparel & Accessories, Beauty & Health, Electronics, Grocery, Department Stores, Toys & Hobbies, and Home, Furniture & Decoration.

2024 revenue by vertical

20%
18%
14%
10%
8%
8%
7%
3%
11%
Apparel & Accessories
Beauty & Health
Grocery
Electronics
Home Appliances
Home, Furniture & Decoration
Department Stores
Toys & Hobbies
Others

Our Ecosystem of Technology Partners and Applications Driving Positive Network Effects

We have built a strong network ecosystem with over 7,000 VTEX IO extensions created by third parties, 1,000 SIs and ISVs, 500 marketplaces, 180 payments solutions and 90 logistics companies. While our core platform is homogenous, we have developed it with low-code, serverless capabilities and fully extensible API-first capabilities, allowing enterprise customers to push code into our core platform and customize to their needs as well as allowing ecosystem partners to develop applications that run directly on our platform. This ecosystem includes app developers, theme designers, SIs, agencies, payment providers, marketplaces and other partners who are deeply embedded within our platform. We have business partners located in more than 20 countries that design and customize storefronts, develop apps and enable third-party integration for customers on the VTEX platform. Our partners span the following key areas:

•
Payment;
•
Shipping;
•
Fraud & lending;
•
Marketplace;
•
POS & omnichannel;
•
Search & Merchandising; and
•
Marketing automation.

Sales and Marketing

The VTEX sales team partners with companies globally to plan and implement transformative digital projects with VTEX’s solutions and products. Our sales team is structured across three key areas: business development representatives who discover and build target pipelines, account executives who engage with potential customers, and solution engineers who provide technical expertise and advice. As of December 31, 2024, we had a team of 340 sales and marketing professionals, being 46.8% in Brazil, 33.2% in Latin America, excluding Brazil, and 20.0% outside of Latin America.

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

The design of the VTEX commerce platform

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

Our infrastructure is supported by a research and development team consisting of architects, software engineers and designers. As of December 31, 2024 we had 504 employees in our R&D organization. Over the last year we have spent US$53.6 million in R&D to scale this organization. We intend to continue to invest in our research and development capabilities to extend our platform.

International Presence

We currently power 3.4 thousand active online stores in 43 countries. Our platform enables businesses to create online stores in the consumer-facing language and currency of their choice. For the administrative control panel used by our customers to create and manage their stores, we currently allow our customers to select among a range of languages, including English, Portuguese, Spanish, Italian, Romanian and Japanese. We plan to add additional languages as we continue to expand internationally.

VTEX was founded in Rio de Janeiro. In Brazil, we have operations in Curitiba, João Pessoa, Maceió, Porto Alegre, Recife, Rio de Janeiro, São Paulo, and Teresópolis. As of December 31, 2024, approximately 74.1% of our employees are located in Brazil, primarily in our R&D department. In Latin America, excluding Brazil, we have operations in Bogotá, Buenos Aires, Lima, Medelin, Mexico City, and Santiago, where approximately 15.9% of our employees are located. Outside of Latin America, we have operations in Barcelona, Bucharest, Cologne, Lisbon, London, Milan, New York, Paris, and Singapore, where approximately 10.0% of our employees are located. Outside of Brazil, most of our employees are part of our sales & marketing and customer experience departments.

For the years ended December 31, 2024, 2023 and 2022, purchases originated from customers located in: (1) Brazil represented 56.6%, 54.3% and 54.6% of our total revenue, respectively; (2) Latin America (excluding Brazil) represented 32.5%, 34.9% and 35.4% of our total revenue, respectively; and (3) the rest of world represented 10.9%, 10.8% and 10.0% of our total revenue, respectively. Given our brand awareness and market position, we have historically focused geographic expansion to other regions within Latin America and believe that most of our growth will continue to come from Latin America. We believe our platform can compete successfully around the world over time. As such, we plan to continue investing in our operations across the United States and Europe, although only limited growth may result from this region in the short to medium term.

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

Our Competition

Our primary competitors are Magento (an Adobe company), Oracle Commerce, Salesforce Commerce Cloud (formerly known as Demandware), SAP Hybris, and Shopify Plus. Our industry is highly competitive, yet enterprises are forced to choose between two paths to execute their commerce strategies:

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

As of December 31, 2024, we have been issued trademark registrations in Brazil covering trademarks including “VTEX”, “VTEX Day”, “TETRIX”, “Bora Vender”, “#BoraVender”, “GoCommerce”, “Bora Varejo”, “Bora Doar”, “Smartcheckout”, “True Cloud Commerce”, “Ciashop”, “Integrando-se”, “Loja Integrada”, “Xtech Commerce”, “Commerce Society”, “Time to Revenue”, “Indeva”, “Hiring Coders” and "Weni". We have also been issued trademark registrations in the United States of America covering the “VTEX” trademark. We have also been issued trademark registrations in Mexico, Argentina, Colombia, Chile, India, Peru, United Kingdom and Europe covering certain of our trademarks.

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

D. Property and Equipment

Our Properties

We are headquartered in the Cayman Islands. Our largest office is based in Rio de Janeiro, Brazil. We lease all of our facilities and do not own any real property. The following table outlines significant properties (with over 100 square meters) that we currently lease for office space:

Location	Square meters (m2)	Lease Expiration Date
João Pessoa, Brazil	235	03/31/2025
New York, USA	719	05/31/2027
Medellín, Colombia	777	04/02/2026
Rio de Janeiro, Brazil	2,163	05/30/2026
São Paulo, Brazil	1,106	09/30/2027

We believe that our facilities are adequate for our current needs and anticipate that suitable additional space will be readily available to accommodate any foreseeable expansion of our operations. We also believe we will be able to obtain additional facilities on commercially reasonable terms.

Item 4.A. Unresolved Staff Comments

None.

Item  5. Operating and Financial Review and Prospects

A.
Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the three years ended December 31, 2024, 2023 and 2022, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.”

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

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Q1 2024	Q2 2024	Q3 2024	Q4 2024
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	3,303.7	3,838.5	3,999.3	5,382.7	4,036.9	4,437.5	4,380.2	5,392.9
GMV Growth FX Neutral (YoY %)	20.6%	21.2%	27.8%	29.9%	20.1%	19.4%	17.1%	10.9%

Key Factors Affecting our Performance

We believe our future performance will depend on many factors, including the following:

Continued growth of ecommerce globally

The ecommerce market has experienced rapid growth over the past several years. Widespread access to the internet, the introduction of digital payment methods, and the increased use of smartphones have made online shopping more convenient worldwide, catalyzing the growth of the global ecommerce market. The impact of the COVID-19 pandemic further accelerated the adoption of ecommerce, which drove broader business growth while brick-and-mortar stores were closed, and consumers increased their ecommerce spending due to extended stay-at-home orders and restrictions on movements. According to Insider Intelligence, the global ecommerce market grew to more than US$6.1 trillion in 2024 and is estimated to grow to more than US$8.1 trillion by 2028. In Latin America specifically, the ecommerce market grew to US$179.9 billion in 2024 and, according to Insider Intelligence, is estimated to grow to almost US$260.9 billion by 2028. The Latin American market was the third fastest-growing regional retail ecommerce market in 2024, only after the Central & Eastern Europe and Middle East & Africa, and there remains a significant runway for penetration. Insider Intelligence estimates Latin America ecommerce penetration was 10.7% in 2024, lagging US penetration of 15.8% and 7 years behind global ecommerce penetration of 20.1% within the same period. The region is forecasted to reach 13.1% penetration in 2028, reflecting a 2.4 percentage points increase in penetration in ecommerce in a region with almost twice the amount of population of the United States. The size of the market, coupled with the relatively low level of penetration, presents a significant opportunity for continued growth.

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

Our ability to help our customers increase their ecommerce revenue within their online stores is also demonstrated by our customers’ SSS, calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online stores in the prior period. In 2024, our SSS were 10.3% on a FX Neutral basis, on top of 2023 and 2022 SSS growth of 14.6% and 17.2% on a FX Neutral basis, respectively.

We also measure the retention and growth of our revenue from existing customers and their online stores through our customer’s NRR, which we calculate on a monthly basis by dividing the subscription revenue from our platform during the current period by the subscription revenue in the same period of the previous year for the same base of online stores that were active in the same period of the previous year. Our NRR includes the effect on subscription revenue of any online stores including renewals, expansion, contraction, and churn. Our calculation of NRR excludes any revenue from our SMB platform customers. Our NRR was 104.3%, 107.4% and 105.3% on a FX Neutral basis for the years ended December 31, 2024, 2023 and 2022, respectively.

Both our SSS and NRR for the fiscal years ending December 31, 2022, and 2023 experienced adverse effects due to the gradual reopening of brick-and-mortar stores, facilitating the adoption of omni-channel strategies. This led to a partial migration of volumes back to brick-and-mortar channels, particularly among customers with substantial physical presence. In 2024, our SSS and NRR were affected by the deteriorating macroeconomic environment. As we look ahead to 2025, predicting our SSS and NRR becomes challenging due to volatility in the macroeconomic landscape.

Given our subscription-based model, we generate most of our revenues in any given year from existing customers. For the years ended December 31, 2024, 2023 and 2022, we generated 89.4%, 88.9% and 84.2% of the total revenue derived from the VTEX platform from customers who have been on our platform for over one year, respectively. For the year ended December 31, 2024, 66.2% of the total revenue derived from the VTEX platform was generated from customers who have been on our platform for over three years.

We believe the strength of our value proposition to enterprises is also evidenced by our customer cohorts, which show revenue retention and growth over the past eight years through 2024. For purposes of the following chart, we define net revenue retention as the percentage of the revenue, on a FX neutral basis, generated by a yearly cohort of customers in 2024, relative to the revenue generated in 2017, the reference year, or yearly vintage of such yearly cohort of customers. We define a yearly cohort of customers as the group of customers that received the first invoice of our VTEX platform in the preceding 18 months from the last day of the relevant fiscal year.

Revenue by Cohort

Our business is also affected by our customers’ ability to launch additional online stores to serve additional brands, geographies, or use cases. As an example, our top 100 customers have almost tripled their number of online stores per customer from 2.2 in 2017 to 6.1 in 2024. These top 100 customers have tripled their geographic presence with us from 13 to 39 countries over the same time period. The average ARR per customer across our top 100 customers has more than quadrupled from 2017 to 2024. We believe that our ability to continue to drive faster go-lives and expand the online store presence, regionally and globally, of our customers will drive revenue growth. As of December 31, 2024, only 12.4% of our enterprise customers had two or more stores, highlighting a significant opportunity for further expansion.

Efficient acquisition of new customers

Increasing our customer base is important to our continued revenue growth. We believe we are positioned to grow significantly through a combination of our own sales and marketing initiatives, customer referrals, agency and technology partner referrals, and word-of-mouth referrals from existing customers.

We measure the efficiency of new customer acquisition by comparing the lifetime value, or LTV, of newly-acquired enterprise customers to the customer acquisition costs, or CAC, of the associated time period to get an “LTV/CAC ratio.” We calculate LTV as the gross profit from new sales during the four quarters of any given period divided by the subscription churn rate of the last 12 months. We calculate CAC as total sales and marketing expenses incurred during the four quarters preceding the quarter in which the calculation is made. This calculation assumes that the actual subscription churn rate for the period will remain consistent in future years. For instance, the LTV/CAC ratio for 2024 includes the LTV for the year ended December 31, 2024 and CAC for the four quarters ended September 30, 2024. On this basis, we estimate that our annual LTV/CAC ratio remained over 6x in 2024.

Evolution of our business partner ecosystem

A key part of our strategy is to build a thriving technology partner ecosystem. The ecosystem around our platform is connected to over 7,000 VTEX IO extensions created by third parties, 1,000 SIs and ISVs, 500 marketplaces, 180 payments solutions and 90 logistics companies, which use or embed our solutions into their own offerings to enable our customers to conduct commerce more conveniently. These integrated business partners include providers for shipping, marketplaces, point-of-sale, omnichannel, marketing automation, search, merchandising, SIs, agencies, payments, anti-fraud and lending services. We focus on collaborating with business partners in our ecosystem, by establishing mutually beneficial relationships, rather than competing with them. For instance, by allowing our customers to seamlessly start accepting online payments through one of our payment solutions partners, we are collaborating with our ecosystem and quickly generating revenue to our payments solutions partners and us. Our customers benefit from the expertise and best-of-breed offerings of our business partners, the flexibility to choose the best offerings for their needs, and the tailored programs developed with our strategic business partners. Our ecosystem of integrated applications and technology solutions is among the largest of any ecommerce platform and helps drive the growth of our customer base, which in turn accelerates growth of the ecosystem. We believe VTEX continues to innovate in an industry where many companies are providing outdated services.

Our ability to retain and grow our customers’ online stores often depends on the continuous improvement of our platform and the expansion of the capabilities of our strategic technology partners, including SIs, agencies and payment solutions to provide revenue generating services to our customers. As a result of our strong ecosystem and product capabilities, nearly a third of the revenue potential of new contracts signed in the year ended December 31, 2024 was originated organically or through the ecosystem, including referrals, customers’ requests, or through partners and resellers.

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

In 2024, VTEX continued to build on its innovation-driven strategy by launching innovative features such as VTEX Ads, VTEX Data Pipeline, and VTEX Shield, among others. These solutions further enhanced the ecosystem for our customers, strengthening their ability to drive growth and optimize operations. At the same time, we upheld our commitment to expense diligence, achieving improved margins through disciplined operational leverage.

We believe our current organizational structure is able to deliver high-efficiency growth in an industry that we believe maintains attractive underlying long-term trends, as demonstrated in 2024. We expect our total operating expenses to leverage more gradually over time. We also intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to improve our platform and accelerate our market expansion. Our future success is dependent, in part, on our ability to successfully develop, market, and sell our platform to new and existing customers and to help our customers capture omnichannel commerce opportunities both regionally and globally.

Successful rollout of new geographies

We are investing in the expansion of our regional sales and marketing capabilities in order to grow our business within new regions in Latin America and the rest of the world. In some cases, we are expanding with existing customers to new geographies. For instance, a global electronics brand manufacturer uses the VTEX platform to power its ecommerce direct to consumer initiatives in more than 20 countries. We started our operations in Brazil in 2000, opened our first office outside of Brazil in 2013 and expanded outside of Latin America to the United States in 2017. We have operations in eight cities in Brazil; six cities in Latin America; and nine cities in the rest of the world with 1,014, 217, and 137 employees, respectively, as of December 31, 2024.

For the years ended December 31, 2024 and 2023, purchases originated from customers in Brazil represented 56.6% and 54.3% of our total revenue, respectively, compared to 54.6% for the year ended December 31, 2022. For the years ended December 31, 2024 and 2023, our subscription revenues in Brazil increased year-over-year 17.7% and 28.6% in U.S. dollars and 27.6% and 24.0% on an FX neutral basis, respectively. For the years ended December 31, 2024 and 2023, subscription revenues in Latin America, excluding

Brazil, increased 5.1% and 25.3% in U.S. dollars and 5.8% and 20.8% on an FX neutral basis, respectively. Subscription revenues from the rest of the world increased 33.8% and 39.8% in U.S. dollars and 33.8% and 39.5% on an FX neutral basis in the same periods, respectively. Revenues from Latin America, excluding Brazil, and the rest of the world represented 32.5% and 10.9%, of our total revenue for the year ended December 31, 2024, from 34.9% and 10.8% for the year ended December 31, 2023.

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

As of December 31, 2024, Latin America had an estimated total GDP of US$6.7 trillion, according to Statista, over 624 million inhabitants, with an average GDP per capita of US$10,621, according to Fitch. Important industries have consolidated their presence in the region and acquired scale, the most notable being retail, manufacturing, financial services, transportation and communication, construction, agribusiness and mining.

Brazil is the largest economy in Latin America, as measured by GDP, and we have historically carried out the majority of our operations in Brazil. While we have been growing our revenues outside of Brazil, our revenues and profitability may be affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in the country. Our operations in Brazil, and the financial services industry in general, are particularly sensitive to changes in Brazilian economic conditions. The Brazilian real/U.S. dollar exchange rate reported by the Central Bank was R$4.841 per US$1.00 on December 31, 2023, which reflected a 7.2% appreciation of the Brazilian real against the U.S. dollar during 2023. The exchange rate reported by the Central Bank was R$6.192 per US$1.00 on December 31, 2024, which reflected a 27.9% depreciation of the Brazilian real against the U.S. dollar during 2024 mostly due to fiscal concerns related to Brazilian local government spending and to the global strengthening of the U.S. dollar following the U.S. elections in 2024, and R$5.723 per US$1.00 on February 24, 2025. There can be no assurance that the Brazilian real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

While adverse shifts in general economic conditions in Latin America may have a negative impact on our results of operations, the ongoing secular shift to ecommerce, as well as other industry trends, may offset most of this impact.

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

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue represented 4.0%, 5.6% and 5.8% of our revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

Total cost

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

General and administrative expenses consist primarily of (1) personnel-related expenses (including share-based compensation) for our finance, support operation departments, legal and compliance teams; (2) corporate expenses; and (3) corporate overhead allocation. General and administrative expenses also include costs related to business acquisitions, legal and other professional services fees and depreciation and amortization. We expect administrative expenses to increase as a result of becoming a publicly traded company and compliance requirements derived from the Sarbanes-Oxley Act. Public company costs include expenses associated with annual and quarterly reporting, investor relations, register and transfer agent fees, incremental insurance costs, accounting and legal services, and other investments to strengthen corporate governance and internal controls.

Sales and marketing expenses consist primarily of (1) personnel-related expenses (including share-based compensations) and commissions paid to the direct sales team, the success team, partnership sales team and sales enablement team; (2) travel-related expenses; (3) marketing and events expenses; (4) finder fee commissions; and (5) the allocation of corporate overhead. We plan to continue to incur sales and marketing expenses in the regions that we currently have a presence as well as in new regions over time in order to continue to enhance our brand to attract new customers.

Research and development expenses consist primarily of (1) personnel-related expenses (including share-based compensation) for product development, product management and product design; (2) software subscription costs related to the product; and (3) the allocation of corporate overhead. We expect to increase the research and development expenses to continue investing in product innovation, and in the development of new products.

Financial result, net

Financial result, net consist of financial income and financial expense. Financial income consists of interest earned on financial instruments, foreign exchange gains, gains from fair value of financial instruments and other financial income. Financial expense consists mostly of foreign exchange losses, financial losses from fair value of derivative and financial instruments, interest on lease liabilities and adjustment of hyperinflation in Argentina.

Total income tax

Provision for total income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries in which we operate and generate taxable income. Our effective tax rate is mostly impacted by permanent book-to-tax differences and the lack of recognition of a deferred tax asset at the level of certain legal entities.

Historical Consolidated Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2024 and 2023

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2024 and 2023. The period-to-period comparison of financial results is not necessarily indicative of future results.

	For the year ended December 31,
	2024	2023	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Subscription revenue	217.7	190.3	14.4%
Services revenue	9.0	11.2	(19.7)%
Total revenue	226.7	201.5	12.5%
Subscription cost (1)	(47.6)	(45.4)	4.9%
Services cost (1)	(11.8)	(15.5)	(24.2)%
Total cost	(59.4)	(60.9)	(2.5)%
Gross profit	167.3	140.6	19.0%
Operating expenses
General and administrative (1)	(34.4)	(33.7)	2.3%
Sales and marketing (1)	(67.9)	(59.5)	14.1%
Research and development (1)	(53.6)	(60.1)	(10.8)%
Other losses	(1.3)	(1.9)	(33.6)%
Income (loss) from operation	10.1	(14.6)	n/m.
Financial result, net	(0.4)	3.0	n/m.
Equity results	0.0	1.0	(99.8)%
Income (loss) before income tax	9.7	(10.6)	n/m.
Total income tax	2.3	(3.1)	n/m.
Net income (loss) for the period	12.0	(13.7)	n/m.

(1)
Includes share-based compensation expense allocated as follows:

	For the year ended December 31,
	2024	2023
	(in millions of U.S. Dollars, unless otherwise indicated)
Subscription cost	(0.2)	(0.2)
Services cost	(0.5)	(0.5)
General and administrative	(8.4)	(7.3)
Sales and marketing	(4.0)	(4.4)
Research and development	(3.9)	(7.4)
Total share-based compensation	(17.0)	(19.7)

Total revenue

The components of our total revenue during the years ended December 31, 2024 and 2023 were as follows:

	For the year ended December 31,
	2024	2023	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Subscription revenue	217.7	190.3	14.4%
Services revenue	9.0	11.2	(19.7)%
Total revenue	226.7	201.5	12.5%

Total revenue for the year ended December 31, 2024 was U$226.7 million, an increase of US$25.2 million, or 12.5% in US$ or 18.1% on an FX neutral basis, from US$201.5 million in 2023. The increase in total revenue was primarily driven by: (1) an increase in GMV of 10.4% in US$ or 16.2% on an FX neutral basis to US$18.2 billion in 2024, from US$16.5 billion in 2023, which also resulted in higher revenues from transaction-based fees as percentage of total subscription revenues; and (2) the expansion of our operations outside of Latin America.

Total cost

The components of our total cost during the years ended December 31, 2024 and 2023 were as follows:

	For the year ended December 31,
	2024	2023	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Subscription cost	(47.6)	(45.4)	4.9%
Services cost	(11.8)	(15.5)	(24.2)%
Total cost	(59.4)	(60.9)	(2.5)%

Total cost for the year ended December 31, 2024 decreased by US$1.5 million, or 2.5%, to US$59.4 million in 2024 from US$60.9 million in 2023, mainly due to a decrease in the total cost of services by US$3.8 million primarily due to the discontinuation of hyper-care mode for new customers in the USA and Europe, as our evolved ecosystem now efficiently supports most new implementation independently, which was partly offset by the increase in the total cost of subscription by US$2.2 million given the increase in transactions and the GMV processed on our platform.

Gross profit

As a result of the above, our gross profit increased by US$26.7 million, or 19.0% to US$167.3 million in 2024 from US$140.6 million in 2023. As a percentage of our total revenue, our gross profit increased to 73.8% in 2024 from 69.8% in 2023.

Operating expenses

General and administrative

General and administrative expenses during the years ended December 31, 2024 and 2023 were as follows:

	For the year ended December 31,
	2024	2023	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
General and administrative	(34.4)	(33.7)	2.3%
Percentage of total revenue	15.2%	16.7%

Our general and administrative expenses increased by US$0.8 million in 2024, or 2.3%, to US$34.4 million in 2024, from US$33.7 million in 2023.

Sales and marketing

Sales and marketing expenses during the years ended December 31, 2024 and 2023 were as follows:

	For the year ended December 31,
	2024	2023	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Sales and marketing	(67.9)	(59.5)	14.1%
Percentage of total revenue	29.9%	29.5%

Our sales and marketing increased by US$8.4 million, or 14.1%, to US$67.9 million in 2024 from US$59.5 million in 2023, primarily due to an increase in expenses related to marketing and events.

Research and development

Research and development expenses during the years ended December 31, 2024 and 2023 were as follows:

	For the year ended December 31,
	2024	2023	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Research and development	(53.6)	(60.1)	(10.8)%
Percentage of total revenue	23.7%	29.8%

Our research and development expenses decreased by US$6.5 million, or 10.8%, to US$53.6 million in 2024 from US$60.1 million in 2023, primarily due to the decrease in expenses related to compensation, including share-based compensation.

Financial result, net

The components of our financial result during the years ended December 31, 2024 and 2023 were as follows:

	For the year ended December 31,
	2024	2023	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Financial income	33.1	46.4	(28.5)%
Financial expense	(33.6)	(43.4)	(22.6)%
Financial result, net	(0.4)	3.0	n/m.

Our financial result, net amounted to an expense of US$0.4 million in 2024 compared to an income of US$3.0 million in 2023, as a result of the following:

Financial income

Financial income decreased by US$13.2 million, or 28.5%, to US$33.1 million in 2024 from US$46.4 million in 2023, mainly due to (1) a decrease in interest and dividends earned on bank deposits and financial investments to US$14.2 million on December 31, 2024 from US$23.8 million on December 31, 2023 and; (2) a decrease in fair value gains from financial instruments to US$0.2 million in December 31, 2024 from US$4.5 million on December 31, 2023.

Financial expense

Our financial expense decreased by US$9.8 million, or 22.6%, to US$33.6 million in 2024 from US$43.4 million in 2023, mainly due to a decrease in adjustment of hyperinflation to US$6.9 million on December 31, 2024 from US$19.4 million on December 31, 2023.

Total income tax

Our total income tax amounted to an income of US$2.3 million in 2024 from an expense of US$3.1 million in 2023, primarily due to a reduction of taxable income in countries with higher tax rates, and to a higher amount of deferred tax assets booked mainly with respect to certain temporary differences.

Net Income (loss) for the period

As a result of the above, our net income amounted to US$12.0 million in 2024, compared to a loss of US$13.7 million in 2023.

Comparison of Results of Operations for the Years Ended December 31, 2023 and 2022

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2023 and 2022. The period-to-period comparison of financial results is not necessarily indicative of future results.

	For the year ended December 31,
	2023	2022	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Subscription revenue	190.3	148.5	28.2%
Services revenue	11.2	9.1	22.6%
Total revenue	201.5	157.6	27.8%
Subscription cost(1)	(45.4)	(41.4)	9.7%
Services cost(1)	(15.5)	(11.4)	35.9%
Total cost	(60.9)	(52.8)	15.4%
Gross profit	140.6	104.8	34.1%
Operating expenses
General and administrative(1)	(33.7)	(28.3)	18.8%
Sales and marketing(1)	(59.5)	(67.8)	(12.3)%
Research and development(1)	(60.1)	(57.2)	5.1%
Other losses	(1.9)	(1.4)	41.6%
Loss from operation	(14.6)	(49.9)	(70.7)%
Financial result, net	3.0	(7.6)	n/m.
Equity results	1.0	1.1	(8.9)%
Loss before income tax	(10.6)	(56.4)	(81.2)%
Total income tax	(3.1)	4.0	n/m.
Net loss for the period	(13.7)	(52.4)	(73.9)%

(1)
Includes share-based compensation expense allocated as follows:

	For the year ended December 31,
	2023	2022
	(in millions of US$)
Subscription cost	(0.2)	(0.5)
Services cost	(0.5)	(0.2)
General and administrative	(7.3)	(4.4)
Sales and marketing	(4.4)	(2.9)
Research and development	(7.4)	(4.8)
Total share-based compensation	(19.7)	(12.8)

Total revenue

The components of our total revenue during the years ended December 31, 2023 and 2022 were as follows:

	For the year ended December 31,
	2023	2022	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Subscription revenue	190.3	148.5	28.2%
Services revenue	11.2	9.1	22.6%
Total revenue	201.5	157.6	27.8%

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

Total cost

The components of our total cost during the years ended December 31, 2023 and 2022 were as follows:

	For the year ended December 31,
	2023	2022	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Subscription cost	(45.4)	(41.4)	9.7%
Services cost	(15.5)	(11.4)	35.9%
Total cost	(60.9)	(52.8)	15.4%

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

Financial result, net

The components of our financial result during the years ended December 31, 2023 and 2022 were as follows:

	For the year ended December 31,
	2023	2022	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Financial income	46.4	23.8	95.1%
Financial expense	(43.4)	(31.4)	38.1%
Financial result, net	3.0	(7.6)	n/m.

Our financial result, net amounted to an income of US$3.0 million in 2023 compared to an expense of US$7.6 million in 2022, as a result of the following:

Financial income

Financial income increased by US$22.6 million, or 95.1%, to US$46.4 million in 2023 from US$23.8 million in 2022, mainly due to an increase in interest and dividend earned on bank deposits and financial investments to US$23.8 million on December 31, 2023 from US$2.3 million on December 31, 2022.

Financial expense

Our financial expense increased by US$12.0 million, or 38.1%, to US$43.4 million in 2023 from US$31.4 million in 2022, mainly due to (1) an increase in the adjustment of hyperinflation to US$19.4 million on December 31, 2023 from US$5.2 million on December 31, 2022, (2) an increase in foreign exchange losses to US$16.9 million on December 31, 2023 from US$8.5 million on December 31, 2022, partially offset by a decrease in losses from short and long-term investments to US$1.6 million on December 31, 2023 from US$13.8 million on December 31, 2022.

Total income tax

Our total income tax amounted to an expense of US$3.1 million in 2023 from an income of US$4.0 million in 2022, primarily attributable to the increase of taxable income in countries with higher tax rates, and to a lower amount of deferred tax assets booked with respect to certain tax loss carried forward and temporary differences.

Net loss for the period

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

Free Cash Flow

The following table presents a reconciliation of our Free Cash Flow to Net cash provided by operating activities for the following periods:

	For the year ended December 31,
	2024	2023	2022
	(in millions of U.S. Dollars, unless otherwise indicated)
Net cash provided by (used in) operating activities	27.3	4.3	(29.2)
Acquisitions of property and equipment	(2.1)	(0.5)	(0.3)
Free Cash Flow	25.2	3.8	(29.5)

FX Neutral measures

The following tables set forth selected income statement line items on an FX Neutral basis for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
	As reported			On an FX Neutral basis(1)
	2024	2023	% variation	2024	2023	% variation
	(in US$ millions except as otherwise indicated)
Subscription revenue	217.7	190.3	14.4%	228.8	190.3	20.2%
Services revenue	9.0	11.2	(19.7)%	9.2	11.2	(18.2)%
Total revenue	226.7	201.5	12.5%	238.0	201.5	18.1%
Gross profit	167.3	140.6	19.0%	177.2	140.6	26.1%
Net Income (Loss) from operation	10.1	(14.6)	n/m.	14.1	(14.6)	n/m.

	2023	2022	% variation	2023	2022	% variation
	(in US$ millions except as otherwise indicated)
Subscription revenue	190.3	148.5	28.2%	184.0	148.5	23.9%
Services revenue	11.2	9.1	22.6%	11.0	9.1	20.3%
Total revenue	201.5	157.6	27.8%	195.0	157.6	23.7%
Gross profit	140.6	104.8	34.1%	134.7	104.8	28.5%
Loss from operation	(14.6)	(49.9)	(70.7)%	(17.3)	(49.9)	(65.4)%

(1)
We calculate FX Neutral measures by using the average monthly exchange rates for each month during 2023 or 2022, as the case may be, and applying them to the corresponding months in 2024 or 2023, respectively, so as to calculate what our results would have been had exchange rates remained stable from one financial year to the next. See “Special Note Regarding Non-GAAP Financial Measures—FX Neutral Measures.”

The following tables set forth the average of monthly exchange rates vis-à-vis the U.S. dollar for the years ended December 31, 2024, 2023 and 2022:

	For the year ended December 31,
	2024			2023			2022
	High(1)	Low(2)	Average(3)	High(1)	Low(2)	Average(3)	High(1)	Low(2)	Average(3)
	(to 1.00 US$)
Argentinean peso(4)	1,030.9	826.4	924.1	808.5	186.9	317.1	177.1	105.0	133.6
Brazilian reais	6.1	4.9	5.4	5.2	4.8	5.0	5.5	4.8	5.2
British pound	0.8	0.8	0.8	0.8	0.8	0.8	0.9	0.7	0.8
Chilean peso	984.4	909.5	944.2	925.6	797.8	839.7	956.6	798.3	873.1
Colombian peso	4,410.3	3,866.3	4,073.6	4,809.4	3,943.3	4,319.9	4,918.2	3,797.9	4,255.3
Euro	1.0	0.9	0.9	0.9	0.9	0.9	1.0	0.9	1.0
Mexican peso	20.3	16.8	18.3	19.0	16.9	17.7	20.5	19.5	20.1
Peruvian sol	3.8	3.7	3.8	3.8	3.6	3.7	4.0	3.7	3.8
Romanian leu	4.8	4.5	4.6	4.7	4.5	4.6	5.0	4.4	4.7

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
(4)
The monthly inflation in Argentina during the specified period 2024 and 2023, ranged between 2.4% and 20.6%, with a monthly average of 6.8% and between 6.0% and 25.5%, with a monthly average of 10.0%, respectively.
B.
Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our consolidated financial statements included elsewhere in this annual report.

Liquidity

Our cash and cash equivalents include cash on hand, immediate demand deposits with financial institutions and other short-term highly liquid investments, which have an immaterial risk of change in value. As of December 31, 2024 and December 31, 2023, our cash and cash equivalents amounted to US$18.7 million and US$28.0 million, respectively.

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

As of December 31, 2024, we did not have any off-balance sheet arrangements.

Consolidated Statements of Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	For the Year Ended December 31,
	2024	2023	2022
	(in millions of U.S. Dollars, unless otherwise indicated)
Net cash provided by (used in) operating activities	27.3	4.3	(29.2)
Net cash provided by (used in) investing activities	(20.0)	38.4	(43.4)
Net cash used in financing activities	(14.0)	(38.4)	(19.6)
Net increase (decrease) in cash and cash equivalents	(6.8)	4.3	(92.2)

Net cash provided by (used in) operating activities

For the year ended December 31, 2024, net cash provided by operating activities amounted to US$27.3 million when compared to US$4.3 million in the year ended December 31, 2023, primarily as a result of:

•
a net income for the period of US$12.0 million for the twelve-month period ended December 31, 2024, compared to a net loss for the period of US$13.7 million in the same period of 2023;
•
changes in operating liabilities which consisted mainly of US$21.1 million increase in deferred revenue for the year ended December 31, 2024, compared to an increase of US$6.9 million for the year ended December 31, 2023; partially offset by:
•
changes in operating assets which consisted mainly of an increase in trade receivables in the amount of US$22.7 million for the year ended December 31, 2024, compared to an increase of US$13.1 million for the year ended December 31, 2023.

For the year ended December 31, 2023, net cash provided by operating activities amounted to US$4.3 million when compared to US$29.2 million of net cash used in operating activities in the year ended December 31, 2022, primarily as a result of:

•
a decrease in net loss for the period to US$13.7 million for the year ended December 31, 2023, from a net loss for the period of US$52.4 million for the year ended December 31, 2022;
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

Net cash provided by (used in) investing activities

For the year ended December 31, 2024, net cash used by investing activities amounted to US$20.0 million, from a net cash provided by investing activities of US$38.4 million in the year ended December 31, 2023.The change in net cash from investing activities is primarily attributable to a decrease in the redemption of short-term investments to US$120.9 million for the twelve-month period ended December 31, 2024, from US$171.2 million in the same period of 2023. This was partially offset by a decrease in purchase of short and long-term investment to US$133.7 million for the twelve-month period ended December 31, 2024, from US$135.4 million in the same period of 2023.

For the year ended December 31, 2023, net cash provided by investing activities increased by US$81.8 million to US$38.4 million in the year ended December 31, 2023, from a net cash used in investing activities of US$43.4 million in the year ended December 31, 2022, primarily attributable to an increase in the redemption of short-term investment to US$171.2 million for the year ended December 31, 2023, from US$78.0 million for the year ended December 31, 2022, partially offset by an increase in the purchase of short and long term investment to US$135.4 million for the year ended December 31, 2023, from US$120.6 million for the year ended December 31, 2022.

Net cash used in financing activities

Net cash used in financing activities amounted to US$14.0 million for the year ended December 31, 2024 from a net cash used in financing activities of US$38.4 million for the year ended December 31, 2023. The decrease in net cash used in financing activities is primarily attributable to the decrease in the buyback of shares to US$11.2 million for the twelve-month period ended December 31, 2024, from US$35.2 million in the same period of 2023, partially offset by an increase in the net-settlement of share-based payments to US$4.7 million for the twelve-month period ended December 31, 2024, from US$2.5 million in the same period of 2023.

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

Capital Expenditures

Our capital expenditures, consisting of purchase of property and equipment, for the years ended December 31, 2024, 2023 and 2022, amounted to US$2.1 million, US$0.5 million and US$0.3 million, respectively, representing 0.9%, 0.2% and 0.2% of our total revenue for the years ended December 31, 2024, 2023 and 2022, respectively.

For 2025, we expect to maintain the capital expenditures as a percentage of our total revenue at similar levels to the ratios we delivered in 2023 and 2024. We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including those described in “Item 3. Key Information—D. Risk Factors.”

Indebtedness

As of December 31, 2024 and December 31, 2023 we had no outstanding indebtedness (consisting of loans and financings).

C.
Research and Development, Patents and Licenses, etc.

As of the date of this annual report, we had no issued patents. We own approximately 137 trademark registrations worldwide. As of December 31, 2024, we owned approximately 52 registered domain names in Brazil and 115 outside of Brazil. We also have approximately 2 pending trademark applications in Brazil as of the date of this annual report.

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

The following table sets forth our unaudited quarterly consolidated statement of profit or loss data for each of the last eight quarters of the period ended December 31, 2024. The unaudited consolidated statement of profit or loss data below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this annual report on Form 20-F and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to fairly and accurately state this information. These historical unaudited quarterly results of operations are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months ended (unaudited)
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
	(in millions of U.S. Dollars, unless otherwise indicated)
Subscription revenue	39.8	44.8	47.5	58.2	50.4	54.0	53.9	59.5
Services revenue	2.5	3.1	3.1	2.5	2.3	2.6	2.1	2.1
Total revenue	42.3	47.9	50.6	60.7	52.6	56.5	56.0	61.5
Subscription cost	(10.4)	(11.2)	(11.4)	(12.5)	(11.5)	(11.8)	(11.6)	(12.6)
Services cost	(4.2)	(4.4)	(3.6)	(3.4)	(3.2)	(3.1)	(2.6)	(2.8)
Total cost	(14.6)	(15.5)	(15.0)	(15.9)	(14.8)	(14.9)	(14.3)	(15.5)
Gross profit	27.7	32.4	35.6	44.9	37.9	41.6	41.7	46.1
Operating expenses
General and administrative	(7.9)	(8.2)	(8.4)	(9.1)	(9.2)	(8.8)	(8.4)	(8.1)
Sales and marketing	(14.8)	(14.4)	(15.1)	(15.1)	(17.2)	(17.3)	(16.4)	(17.0)
Research and development	(14.0)	(16.3)	(15.5)	(14.3)	(12.7)	(14.2)	(13.4)	(13.3)
Other income (losses)	(0.8)	(0.5)	(0.1)	(0.6)	(0.4)	0.3	(0.7)	(0.6)
Income (loss) from operation	(9.7)	(7.1)	(3.5)	5.7	(1.6)	1.7	2.9	7.1
Financial result, net	1.5	0.1	1.1	0.4	(3.4)	2.8	(0.6)	0.8
Equity results	0.3	0.4	0.3	0.0	0.0	(0.0)	—	—
Income (loss) before income tax	(7.9)	(6.6)	(2.1)	6.1	(5.0)	4.5	2.3	7.9
Total income tax	(0.0)	0.0	(0.3)	(2.9)	2.5	0.5	1.0	(1.6)
Net income (loss) for the period	(7.9)	(6.6)	(2.4)	3.2	(2.5)	4.9	3.2	6.3

The following table sets forth selected unaudited consolidated statements of profit or loss data for each of the periods indicated as a percentage of total revenue.

	For the Three Months ended (unaudited)
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Subscription cost	(24.6)%	(23.3)%	(22.5)%	(20.5)%	(21.9)%	(20.9)%	(20.8)%	(20.5)%
Services cost	(9.9)%	(9.1)%	(7.2)%	(5.6)%	(6.1)%	(5.4)%	(4.7)%	(4.6)%
Total cost	(34.4)%	(32.4)%	(29.7)%	(26.1)%	(28.0)%	(26.4)%	(25.5)%	(25.1)%
Gross profit	65.6%	67.6%	70.3%	73.9%	72.0%	73.6%	74.5%	74.9%
Operating expenses
General and administrative	(18.7)%	(17.2)%	(16.5)%	(15.0)%	(17.4)%	(15.5)%	(15.0)%	(13.1)%
Sales and marketing	(35.0)%	(30.2)%	(29.8)%	(24.9)%	(32.7)%	(30.5)%	(29.3)%	(27.6)%
Research and development	(33.0)%	(34.0)%	(30.6)%	(23.6)%	(24.2)%	(25.2)%	(23.9)%	(21.6)%

Other income (losses)	(1.8)%	(1.1)%	(0.2)%	(0.9)%	(0.7)%	0.6%	(1.2)%	(0.9)%
Loss from operation	(23.0)%	(14.9)%	(6.9)%	9.4%	(3.0)%	3.0%	5.1%	11.6%
Financial result	3.4%	0.2%	2.1%	0.6%	(6.4)%	4.9%	(1.1)%	1.2%
Equity results	0.8%	0.8%	0.6%	0.0%	0.0%	0.0%	0.0%	0.0%
Income (loss) before income tax	(18.7)%	(13.9)%	(4.2)%	10.0%	(9.4)%	7.9%	4.1%	12.8%
Total income tax	(0.0)%	0.1%	(0.5)%	(4.7)%	4.8%	0.8%	1.7%	(2.6)%
Net income (loss) for the period	(18.8)%	(13.8)%	(4.7)%	5.3%	(4.7)%	8.7%	5.8%	10.2%

Total revenue

In the year ended December 31, 2024, we have experienced robust sales momentum by signing new enterprise customers onto the VTEX Platform while continuing to witness a stabilization of sales cycles, when compared to the previous year although still above long-term historical average. Although the macroeconomic scenario in certain countries impacted FX rates and consumer consumption, our GMV demonstrated its resiliency and grew above market. Finally, services revenue saw a by-design reduction due to the evolution of our ecosystem, which enabled new customers in the US and Europe to rely less on VTEX’s direct services, previously sold at a loss to onboard larger customers.

Our sources of revenues are denominated 24.7% in U.S. dollars or Euros and 75.3% in local currencies for the year ended December 31, 2024.

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

For the year ended December 31, 2024 and for the year ended December 31, 2023 our gross profit was US$167.3 million and US$140.6 million, respectively, representing a year-over-year increase of 19.0%. Our gross profit year-over-year growth was lower than our total revenue growth as a reflection of incremental investments in cybersecurity, privacy and compliance mostly related to our global expansion and becoming a public company, partially offset by our efforts to increase efficiencies in hosting costs.

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

For the year ended on December 31, 2024, our operating expenses demonstrated a marginal increase of 1.3%. This stability in expenses when compared to the figures of 2023 reflects an organizational structure which remained largely unchanged. Although there was a 9.6% increase in headcount, primarily of the research and development team, the increase in operating expenses was mostly offset by a reduction in expenses due to the exchange rate variation.

E.
Critical Accounting Estimates

See notes 2 and 3 to our consolidated financial statements for a description of our critical estimates and accounting judgments and significant accounting policies.

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

The table set forth below presents the name, age and title of the current members of our board of directors:

Name	Age	Position
Geraldo do Carmo Thomaz Júnior	48	Co-Chairman
Mariano Gomide de Faria	47	Co-Chairman
Francisco Alvarez-Demalde	46	Board Member
Alejandro Raul Scannapieco	53	Independent Board Member
Arshad Matin	61	Independent Board Member
Benoit Fouilland	60	Independent Board Member
Silvia Mazzucchelli	53	Independent Board Member

The following is a summary of the professional experience of our current directors. Unless otherwise indicated, the current business addresses of all members of our board of directors is 4th floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KYI-1002, Cayman Islands.

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

Francisco Alvarez-Demalde. Mr. Alvarez-Demalde is a member of our board of directors, a position he has held since 2019. He is a Co-Founder and Managing Partner of Riverwood Capital, one of the leading investment firms solely dedicated to technology growth and scalability, and the largest early investor in VTEX since 2014. Prior to establishing Riverwood, Mr. Alvarez-Demalde was an investment executive at Kohlberg Kravis Roberts & Co. (KKR), where he focused on leveraged buyouts in the technology industry and other sectors. He also previously held roles with Goldman Sachs & Co, and other companies. Mr. Alvarez-Demalde has invested and been actively involved in the development, operations, and growth of several successful businesses across North America, Latin America and other geographies. Mr. Alvarez-Demalde earned a Licentiate (Honors) in Economics from Universidad de San Andres,

Argentina (including an exchange program at the Wharton School). He has led investments in or is a current or former Director or Advisor of several technology companies, including 99, Alog Data Centers do Brasil, BigID, Billtrust (Nasdaq: BTRS), Cloudblue, Dock, Globant (NYSE: GLOB), GOintegro, Greenhouse, Industrious, Insider, LAVCA, Mandic, MotionPoint, Navent, Nubox, Pixeon, RD Station, SecurityScorecard, Shiphero, Technisys, among others. Mr. Alvarez-Demalde is also a Global Ambassador with Endeavor, a director of illumyn Impact, Founder of LTF and Digitar, and interested in nonprofit initiatives related to education. We believe that Mr. Alvarez-Demalde is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

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

Benoit Fouilland. Mr. Fouilland is an independent member of our board of directors and co-chairman of our audit committee, a position he has held since May 2021. Mr. Fouilland is currently chief financial officer of Celonis, the global leader in process mining and process intelligence. Prior to that, from May 2023 to December 2024, he was the chief financial officer of Contentsquare, an AI-powered digital experience analytics platform. From September 2020 to May 2023, he served as chief financial officer of Firmenich, one of the world’s largest fragrance and taste companies. From March 2012 to July 2020, he served as chief financial officer of Criteo, a global advertising technology company (NASDAQ: CRTO). From September 2009 to March 2012, he served as senior vice president and chief financial officer for the Europe, Middle East and Africa (EMEA) region of SAP, a multinational software corporation. From April 2008 to September 2009, Mr. Fouilland was the chief financial officer of Business Objects, an enterprise software company which was acquired by SAP in 2007. Mr. Fouilland holds an MBA from INSEAD, a Diplôme d’Études Supérieures Spécialisées degree in Financial Audit from Université Paris Dauphine and a Business degree from the ESLSCA Graduate School of Business in Paris.

Silvia Mazzucchelli. Silvia Mazzucchelli is an independent member of our board of directors and member of the Audit Committee, a position she has held since July 2023. Ms. Mazzucchelli is currently a senior advisor, specialized in retail and consumer brands, to The Boston Consulting Group, and serves as chair of the board of Coyuchi, a sustainable home textiles brand, and as director TOMS Shoes, a private equity backed footwear brand, and as director of Fair Harbor, a private equity apparel brand. She previously served as Chairman of the Board of Sequential Brands Group, Inc. (Nasdaq: SQBG), a brand management company with a portfolio of lifestyle brands, as director of PAS Group Ltd. (ASX: PGR), a leading Australian fashion retailer, and two KKR portfolio companies. Ms. Mazzucchelli’s contributions to strategy development, scaling consumer and retail brands, and digital transformations leverage a 25+ years track record as a consumer and retail business leader and advisor. Most recently, Ms. Mazzucchelli served as CEO of the Collected Group, a KKR company owner of luxury brands Joie, Equipment, and Current Elliott, and Chief Executive Officer for ModCloth, a Walmart ecommerce portfolio company, from 2019 to 2020. Prior to that, Ms Mazzucchelli held a variety of senior executive roles at American Apparel, Gildan Activewear, Toms Shoes, Guess? Inc. Silvia began her career at The Boston Consulting Group where she spent over 12 years assisting Fortune 500 clients in Consumer and Retail across North America and Europe. Ms. Mazzucchelli graduated with an MBA from the Anderson School of Management at UCLA, and holds a BSBA degree from Bocconi University in Italy and an International Business Diploma from the Stockholm School of Economics.

Executive Officers

Our executive officers are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors.

The table set forth below presents the name, age and title of current executive officers:

Name	Age	Position
Geraldo do Carmo Júnior	48	Co-Chief Executive Officer
Mariano Gomide de Faria	47	Co-Chief Executive Officer
Ricardo Camatta Sodré	40	Chief Financial Officer
André Spolidoro Ferreira Gomes	48	Chief Strategy Officer
Santiago Naranjo Alvarez	42	Chief Revenue Officer

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

For the years ended December 31, 2024, 2023 and 2022, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was US$10.7 million, US$10.1 million and US$8.2 million, respectively, which includes both salaries and bonuses paid in kind and compensation. For further information, see note 20 to our consolidated financial statements.

Equity Incentive Plans

Prior to November 2021, certain members of our management, outside directors, consultants and our employees received share-based compensation under a share option plan and a restricted share plan, or the Pre-IPO Plans. Although grants made pursuant to the Pre-IPO Plans prior to the adoption of the 2021 Share Plan (as defined below) remain valid, the outstanding pools of the Pre-IPO Plans have been canceled and no additional grants may be made. We have awarded 4,143,232 stock options and 250,142 restricted share units under the Pre-IPO Plans that are currently outstanding and not exercised or settled. For further information, see note 23 to our consolidated financial statements.

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

On November 7, 2022, our board of directors amended and restated the 2021 Share Plan and authorized an increase of the number of shares that are available to be issued under the 2021 Share Plan (any such number of shares available to be issued the “Plan Share Reserve”) to include an additional 2,600,000 Class A common shares to be reserved for issuance to offset an aggregate of approximately 2,600,000 stock options and restricted stock units that were previously granted under Pre-IPO Plans and have been forfeited. Also on November 7, 2022, our board of directors approved the modification of some stock option instruments, changing the original vesting period and exercise price, and the migration of some stock option instruments to RSUs. Such modifications were carried out to reflect the recent fall in our share price. For further information, see note 23 to our consolidated financial statements.

As of December 31, 2024, we have awarded 4,971,790 stock options and 3,589,077 restricted share units under the 2021 Share Plan that are currently outstanding and have not been exercised.

Pursuant to the terms of the 2021 Share Plan, the Plan Share Reserve automatically renews on the first day of each fiscal year, by a number of Class A common shares equal to (1) 1.8% of our outstanding share capital on the last day of the immediately preceding fiscal year or (2) a number of Class A common shares as otherwise determined by our board of directors.

On January 1, 2025, our Plan Share Reserved was renewed by 3,326,652 Class A common shares which represented 1.8% of our outstanding share capital on December 31, 2024, and we have a total of 4,797,640 Class A common shares available for issuance under the 2021 Share Plan.

C.
Board Practices

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is considered a fiduciary of the company. Accordingly, directors owe fiduciary duties to their companies to act in accordance with the best interests of the company, to exercise their powers for the purposes for which they are conferred and not to place themselves in a position where there is a conflict between their personal interests and their duty to the company. Accordingly, a director owes a company a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duties to a third-party. However, a company’s articles of association may permit a director to vote on a matter in which he or she has a personal interest if he or she has disclosed the nature of his or her interest to the board of directors. Our Articles of Association provide that a director must disclose the nature and extent of any material interests in any contract or arrangement, and that he or she may vote at any meeting on any resolution concerning an interested matter, provided he or she has disclosed the nature of his or her interest.

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

D.
Employees

As of December 31, 2024, we had 1,368 employees (including full-time employees and interns), including 36.8% in research and development, 24.9% in sales and marketing, 19.3% in professional services and customer support and 19.0% in general and administrative expenses. Of these employees, 74.1% are in Brazil and 25.9% are in our international locations.

In Brazil, it is mandatory to be affiliated with a workers union. Each year, we enter into an updated collective bargaining agreement. We believe we have a constructive relationship with these unions and we have not experienced any strikes, work stoppages or disputes leading to any form of downtime from our employees.

Talent acquisition strategy: Hiring is everyone’s job

We believe we are considered among the most impactful tech companies in our industry on a global basis and recognized among top students in the Latin American region as a career accelerator. We foster partnerships with top educational institutions across Brazil through VTEX Lab, our university partnership program we established in April 2018, that provides students with an immersive experience of continued learning and development. As of the date of this annual report, our engineering team consists of approximately 9.2% of VTEX Lab graduates and we continue to cultivate the future of tech talent at VTEX.

E.
Share Ownership

For information regarding the share ownership of our directors and senior management, see “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees — B. Compensation—Equity Incentive Plans.”

F.
Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

The following table and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2024:

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

	Common shares Beneficially Owned
	Class A		Class B		Total Voting Power(2)
	Shares	%(1)	Shares	%(1)%
5% Shareholders
Geraldo do Carmo Thomaz Júnior (3)	2,380,690	2.2%	34,774,095	43.0%	38.1%
Mariano Gomide de Faria (3)	2,382,721	2.2%	34,687,589	42.9%	38.0%
LA Holdings (Cayman) Ltd. (4)	38,434,587	35.1%	—	0.0%	4.2%
Riverwood Managed Entities (5)	5,347,661	4.9%	10,555,046	13.1%	12.0%
Total	48,545,659	44.3%	80,016,730	98.9%	92.4%
Other Directors and Executive Officers
Francisco Alvarez-Demalde (5)	156,853	0.1%	—	0.0%	0.0%
Alejandro Raul Scannapieco (6)	217,519	0.2%	—	0.0%	0.0%
Arshad Matin (7)	202,353	0.2%	—	0.0%	0.0%
Benoit Fouilland (8)	217,519	0.2%	—	0.0%	0.0%
André Spolidoro Ferreira Gomes (9)	727,427	0.7%	850,000	1.1%	1.0%
Silvia Mazzucchelli (10)	35,520	0.0%	—	0.0%	0.0%
Santiago Naranjo Alvarez (11)	324,863	0.3%	—	0.0%	0.0%
Ricardo Camatta Sodré (12)	621,780	0.6%	—	0.0%	0.1%
All directors and executive officers as a group (10 persons)	7,267,245	6.6%	70,311,684	86.9%	77.4%

(1)
Percentage of the specific class of common shares, based on 109,496,926 outstanding Class A common shares (including options and restricted stock units exercisable within 60 days from December 31, 2024) and 80,866,730 outstanding Class B common shares as of December 31, 2024.
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
(3)
Consists of common shares held of record by Itacare Corporation, Imbetiba Parent Ltd., Signo Inv. Tech Co Ltd., Mira Limited, Abrolhos One Limited, Arbalete Fund Inc., Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria. Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria specifically disclaim beneficial ownership of shares that are not directly owned by them. Further, includes (i) 1,835,937 Class A common shares and 1,835,937 Class A common shares held by Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria, respectively, subject to options exercisable within 60 days from December 31, 2024; and (ii) 17,187 Class A common shares and 17,187 Class A common shares held by Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria, respectively, subject to restricted stock units releasable within 60 days from December 31, 2024.
(4)
Consists of 38,434,587 Class A common shares held by LA Holdings DE LLC. SBLA Latin America Fund LLC is the managing member of SBLA Investments II LLC, which is the managing member of SLA Investments IV LLC, which is the general partner of SBLA Holdings (Cayman) L.P., which is the managing member of LA Holdings DE LLC. As a result of these relationships, each of the foregoing entities may be deemed to share beneficial ownership of the securities reported herein.
(5)
Consists of 1,411,715 Class A and 2,786,565 Class B common shares held by Data Center Holdings II LLC; 1,413,261 Class A and 2,789,960 Class B common shares held by IT Brazil Group II LLC; 1,413,606 Class A and 2,789,405 Class B common shares held by RCP II Brazil Holdings LLC and 1,109,079 Class A and 2,189,116 Class B common shares held by RCP II (Parallel B) Brazil Holdings LLC, entities incorporated under the laws of Delaware (together the “Riverwood-Managed Entities”), which are wholly owned by Data Center Holdings II AIV L.P., IT Brazil Group II AIV L.P., RCP II Brazil Holdings AIV L.P., and Riverwood Capital Partners II (Parallel-B) L.P., respectively (together, the “Riverwood-Managed Funds”), which management is controlled by Riverwood Capital II L.P., the general partner of each of the Riverwood-Managed Funds. Riverwood Capital GP II Ltd. is the general partner of Riverwood Capital II L.P. The Riverwood-Managed Funds, Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. may be deemed to have voting and dispositive power over shares directly held by one or more of the Riverwood-Managed Entities (provided that the powers attributed to Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. are vested to them in their fiduciary capacity). All investment decisions over the shares held by the Riverwood-Managed Entities are made by a majority vote of an investment committee comprised of several members. All voting decisions over the shares held by the Riverwood-Managed Entities are made by a majority vote of Riverwood Capital GP

II Ltd.’s multiple shareholders. Francisco Alvarez-Demalde is a co-founder and managing partner of Riverwood Capital Management, L.P. and is a member of the investment committee and a shareholder of Riverwood Capital GP II Ltd. He disclaims beneficial ownership with respect to the shares held by the Riverwood-Managed Entities except to the extent of his pecuniary interest therein. No single natural person controls investment or voting decisions with respect to the common stock beneficially owned by the Riverwood-Managed Entities. The business address for each of these entities is c/o Riverwood Capital Management L.P., 70 Willow Road, Suite 100, Menlo Park, California 94025. Mr. Francisco Alvarez-Demalde, one of our directors, owns 970 Class A common shares. Further, includes 154,913 Class A common shares subject to options exercisable within 60 days from December 31, 2024 and 970 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2024.
(6)
Mr. Alejandro Raul Scannapieco’s, one of our directors, business address is Calle Valle de Tobalina 11, Boadilla del Monte, Madrid, Spain, CP 28660. Mr. Scannapieco owns 970 Class A common shares. Further, includes 215,579 Class A common shares subject to options exercisable within 60 days from December 31, 2024 and 970 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2024.
(7)
Mr. Arshad Matin’s, one of our directors, business address is 1330 Post Oak Blvd., Suite 600, Houston, TX 77056. Mr. Matin owns 970 Class A common shares. Further, includes 200,413 Class A common shares subject to options exercisable within 60 days from December 31, 2024 and 970 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2024.
(8)
Mr. Benoit Fouilland’s, one of our directors, business address is 2 Boulevard Malesherbes, 75008 Paris, France. Mr. Fouilland owns 970 Class A common shares. Further, includes 215,579 Class A common shares subject to options exercisable within 60 days from December 31, 2024 and 970 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2024.
(9)
Mr. Spolidoro, our Chief Strategy Officer, beneficially owns 269,282 Class A common shares directly and 850,000 Class B common shares directly and indirectly through his ownership of all participation interests in Botsmark LLC, an entity incorporated under the laws of Delaware. The business address for Mr. Spolidoro is 4th floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KYI-1002, Cayman Islands. Further, includes 388,770 Class A common shares subject to options exercisable within 60 days from December 31, 2024 and 69,375 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2024.
(10)
Mrs. Mazzucchelli, one of our directors, address is 2391 Achilles Dr., Los Angeles, CA 90046-1623. Mrs. Mazzucchelli owns 970 Class A common shares. Further, includes 33,580 Class A common shares subject to options exercisable within 60 days from December 31, 2024 and 970 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2024.
(11)
Mr. Naranjo Alvarez, one of our executive officers, beneficially owns 86,988 Class A common shares directly. The business address for Naranjo Alvarez is 4th floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KYI-1002, Cayman Islands. Further, includes 216,000 Class A common shares subject to options exercisable within 60 days from December 31, 2024 and 21,875 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2024.
(12)
Mr. Camatta Sodré, our Chief Financial Officer, beneficially owns 299,280 Class A common shares directly. The business address for Mr. Camatta Sodré is 4th floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KYI-1002, Cayman Islands. Further, includes 259,375 Class A common shares subject to options exercisable within 60 days from December 31, 2024 and 63,125 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2024.

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

B.
Related Party Transactions

In addition to the compensation arrangements with directors and executive officers described under “Item 6. Directors, Senior Management and Employees — B. Compensation” and certain other rights of certain of the holders of our common shares as described under “— A. Major Shareholders —Registration Rights Agreement,” the following is a description of each transaction since January 1, 2021 and each currently proposed transaction in which the amount involved in the transactions is material to us and any related party. See note 20 to our consolidated financial statements for a description of the Company’s related party transactions.

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

Agreements with our Executives

Certain of our executive officers have entered into employment agreements, certain of which provide for notice of termination periods and include restrictive covenants including with respect to confidentiality, non-compete and exclusivity. As of December 31, 2024, none of our directors have entered into service agreements with us.

Relationships with our Directors and Executive Officers

As of December 31, 2024, Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria our co-chairman and co-chief executive officers directly or indirectly hold 38.2% of our common shares (and 76.2% of the voting power of our outstanding common shares).

For information as to stock options granted to our directors, executive officers and other employees, see “Item 6. Directors, Senior Management and Employees — B. Compensation—Equity Incentive Plans.”

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

On October 9, 2020, Mirakl, Incorporated, a competitor in the ecommerce SaaS market, filed a complaint for unspecified damages and preliminary and permanent injunctive relief in the United States District Court for the District of Massachusetts against our subsidiary VTEX Commerce Cloud Solutions LLC, or VTEX U.S., and certain of its employees that were formerly employed by the plaintiff. The complaint alleged that such employees and VTEX U.S. misappropriated, retained and improperly failed to return to the plaintiff certain confidential and property information in violation of contractual, statutory and common law obligations to the plaintiff.

In July 2024, the parties entered into a confidential settlement agreement, resulting in the dismissal with prejudice of all pending claims and counterclaims. All obligations under the agreement were fully satisfied by January 2025.

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

Our Articles of Association authorize the issuance of up to 2,100,000,000 common shares of our authorized share capital. As of the date of this annual report, 102,466,042 Class A common shares and 80,766,730 Class B common shares of our authorized share capital were issued, fully paid and outstanding.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Treasury Shares

As of December 31, 2024, we held 72,584 Class A common shares in treasury, which were cancelled prior to the date of the annual report.

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

On August 8, 2023, our board of directors authorized us to repurchase Class A common shares, with par value of US$0.0001 per share, for an aggregate consideration of up to US$20.0 million. This authorization expired on August 8, 2024.

On December 3, 2024, our board of directors authorized us to repurchase Class A common shares, with par value of US$0.0001 per share, for an aggregate consideration of up to US$30.0 million. This authorization is scheduled to expire on December 2, 2025.

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

C.
Material Contracts

On December 11, 2020, our subsidiary VTEX Brazil entered into a private pricing addendum with Amazon Web Services, Inc. and its affiliate, or AWS, supplementing the standard AWS customer agreement entered into when acquiring AWS’s cloud storage services. We pay a monthly charge based on our usage and are subject to an annual commitment payment. On October 24, 2024 VTEX Brazil extended the duration of the private pricing addendum, which is valid until February 28, 2026.

For information concerning certain other contracts important to our business, see “Item 5. Operating and Financial Review and Prospects —B. Liquidity and Capital Resources” and “Item 4. Information on the Company—B. Business Overview—Our Past 2-Years Acquisitions”.

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

This discussion does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:

•
a dealer or broker in securities;
•
a financial institution;
•
a regulated investment company;
•
a real estate investment trust;
•
an insurance company;
•
a tax-exempt organization;
•
a person holding our Class A common shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;
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

Distributions of Class A common shares, or rights to subscribe for Class A common shares, that are received as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax.

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

If you make an effective mark-to-market election, for each taxable year that we are a PFIC you will include as ordinary income the excess of the fair market value of your Class A common shares at the end of the year over your adjusted tax basis in the Class A common shares. You will be entitled to deduct as an ordinary loss in each such year the excess of your adjusted tax basis in the Class A common shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Your adjusted tax basis in the Class A common shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. In addition, upon the sale or other disposition of your Class A common shares in a year that we are a PFIC, any gain will be treated as ordinary income and any loss will be treated as ordinary loss to the extent of the net amount of previously included income as a result of the mark-to-market election, and thereafter as capital loss.

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

Our cash, cash equivalents, restricted cash, marketable securities and short-term investments consist primarily of interest-bearing accounts held by our parent company in US$. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial papers, money market funds, and government and non-government debt securities. Because of the short-term maturities of our cash, cash equivalents, and marketable securities, as of December 31, 2024, we are not materially exposed to the risk of changes in market interest rates.

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso and Chilean peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and certain of our intercompany balances that are exposed to foreign exchange rate fluctuations may differ materially from expectations and we may record significant gains or losses due to foreign currency fluctuations and related hedging activities. For further information see note 24.2.(c)(i) of our consolidated financial statements.

Our subsidiaries generate revenues and incur most of their expenses in the respective local currencies of the countries in which they operate. As a result, our subsidiaries use their local currency as their functional currency. In the years ended December 31, 2024 and 2023, 20.8% and 20.3% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of December 31, 2024 and December 31, 2023, our assets were represented by 63.5% and 61.3% in U.S. dollars, 36.5% and 38.7% in other currencies. As of December 31, 2024 and December 31, 2023, our liabilities, excluding our total shareholders’ equity, were represented by 12.8% and 11.7% in U.S. dollars, 87.2% and 88.3% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge intercompany loans, and debt for operational purposes. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments. For further information on how such derivatives are recognized and classified, see note 24.1 (ii) to our consolidated financial statements.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A.
Disclosure Controls and Procedures

We have evaluated, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon such evaluation, our Co-Chief Executive Officers and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024 to provide reasonable assurance that material information required to be disclosed in the reports filed with, or submitted to the SEC under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management, including our Co-Chief Executive Officers and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosures.

B.
Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Co-Chief Executive Officers and Chief Financial Officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the IFRS Accounting Standards.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of the effectiveness of our internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management, including the Co-Chief Executive Officers and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria described in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, and based on this assessment, our management has concluded that our internal controls over financial reporting was effective as of December 31, 2024.

C.
Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting regarding internal control over financial reporting firm due to a transition period established by rules of the SEC for emerging growth companies.

D.
Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Auditores Independentes Ltda., our principal accountants, for the periods indicated. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024	2023
	(in millions of US$)
Audit fees(1)	0.7	0.5
Audit-related fees	0.0	0.0
Tax fees	—	—
All other fees(2)	0.0	0.0
Total fees	0.7	0.5

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 8, 2022 our board of directors authorized the repurchase of shares of our Class A common shares for an aggregate consideration of up to US$30.0 million, which expired on August 8, 2023. On August 8, 2023 our board of directors authorized the repurchase of shares of our Class A common shares for an aggregate consideration of up to US$20.0 million, which expired on August 8, 2024. On December 3, 2024 our board of directors authorized the repurchase of shares of our Class A common shares for an aggregate consideration of up to US$30.0 million, which is scheduled to expire on December 2, 2025.

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

The following table summarizes the share repurchase activity for the year ended December 31, 2024.

Period	Total Number Of Class A Common Shares Purchased	Average Price Paid per Class A Common Share (US$)(1)	Total Number of Class A Common Shares Purchased As Part of Publicly Announced Plans Or Program	Approximate Value of Class A Common Shares that May Yet Be Purchased Under the Plans (In US$ millions)
January 1 - 31, 2024	—	—	—	—
February 1 - 29, 2024	—	—	—	—
March 1 - 31, 2024	—	—	—	—
April 1 - 30, 2024	—	—	—	—
May 1 - 31, 2024	—	—	—	—
June 1 - 30, 2024	—	—	—	—
July 1 - 31, 20234	—	—	—	—
August 1 - 31, 2024	—	—	—	—
September 1 - 30, 2024	—	—	—	—
October 1 - 31, 2024	—	—	—	—
November 1 - 30, 2024	—	—	—	—
December 1 - 31, 2024	1,835,638	6.08	1,835,638	18.8
Total	1,835,638	6.08	1,835,638	18.8

(1)
Not including brokerage fees.

As December 31, 2024, 1,835,638 Class A common shares had been repurchased pursuant to this share buyback program, with 72,584 shares held in treasury which cancellation was effected only in 2025.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted an insider trading policy that governs the trading in our securities by our directors, officers and certain other covered persons, and which is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policy is included as Exhibit 11.02 to this annual report.

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

When a material risk is identified, with a potential impact on the Company or its customers, the Information Security Team takes immediate actions. The first step is to register the incident, calling in specialists to carry out an in-depth analysis of the scenario. Based on this assessment, actions are taken to contain the incident to limit the impact, identify the root cause, and adopt corrective measures to prevent future similar occurrences. The escalation process takes place simultaneously with the incident containment actions carried out by the Incident Response Team.

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

Insurance

We currently maintain cybersecurity insurance for limited customers in the US and for the EU subsidiaries and a cybersecurity insurance coverage in Brazil, designed to indemnify payments made to third parties as a result of a claim, subject to the terms and conditions of the policy, but not a global coverage, and in the event we were to seek to obtain such wider insurance coverage, it may not be available on acceptable terms or may not be available in sufficient amounts to cover one or more large claims in connection with cybersecurity liabilities. Insurers could also deny coverage as to any future claim. The successful assertion of one or more large claims against us, or changes in any insurance policies we may enter into, including premium increases or the imposition of large deductible or coinsurance requirements, could have an adverse effect on our business, financial condition and results of operations.

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

For all certifications described above from the perspective of the year ended 12/31/2024, no exceptions or failures in internal controls were identified.

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

(iv) Past incidents and further impacts

As of the date of this annual report, we have not identified any incidents or cyberattacks in 2024 that affected our customers or our infrastructure, impacting our operations. See “—Certain Risks Relating to Our Business and Industry—A cyberattack, security breach, or other unauthorized access or interruption to our information technology systems or those of our third-party service providers could delay or interrupt service to our customers and their customers, harm our reputation, or subject us to significant liability.”

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

As of the date of this Annual Report, the members of the Privacy & Security Committee were the following:

•
André Spolidoro Ferreira Gomes is our Chief Strategy Officer, a position he has held since November 2022. Mr. Spolidoro priorly served VTEX as Chief Financial Officer, a position he held from January 2016 to November 2022. Mr. Spolidoro worked from 1998 to 2015 in asset management firms as Equity Portfolio Manager where he consolidated his solid knowledge in finance, financial market, equity analysis and business. Mr. Spolidoro holds a B.S. degree in Mechanical Engineering at UFRJ and a graduate degree in finance and capital markets at PUC RJ School of Business.
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

•
Juliana Lopes is the Head of Legal and Data Privacy at VTEX, a global leader in enterprise digital commerce, a role she has held for the past five years. With extensive experience in corporate law, she previously worked for several years in the maritime industry before transitioning to the technology sector. She holds a law degree from the Federal University of Rio de Janeiro (UFRJ) and an LLM from Fundação Getulio Vargas (FGV). Additionally, she has completed executive programs at Boston University and Harvard University, focusing on corporate matters.
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
•
Eliane Lima Rodrigues currently serves as VTEX's Head of Cybersecurity. Ms. Rodrigues has more than 25 years of experience in technology, almost 15 of which are dedicated to information security. She holds a master of administration, a specialization in project management, and a bachelor's degree in Computer Science and Networks from Universidade Federal de São Caetano do Sul. She has several specializations in cybersecurity, including DPO and Ethical hacker.

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

4.03#

Private pricing addendum dated December 11, 2020 by and between VTEX Brasil Tecnologia para Ecommerce LTDA, Amazon Web Services, Inc. and its affiliate, or AWS, supplementing the standard AWS customer agreement entered into when acquiring AWS’s cloud storage services, with the term extended as per the amendment dated October 24, 2024.

8.01	List of Subsidiaries.

11.01	Code of Ethics of VTEX.

11.02	Insider Trading Policy of VTEX

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

23.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.

97	Incentive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97 to the Company’s Annual Report on Form 20-F (File No. 001-40626) filed with the SEC on February 27, 2024).

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

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

Date: February 25, 2025

Index to Financial Statements

Consolidated Financial Statements of VTEX as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

VTEX and its subsidiaries (the “Company”)

Report of independent registered public accounting firm

December 31, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of VTEX

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of VTEX and its subsidiaries (the "Company") as of December 31, 2024 and 2023 and the related consolidated statements of profit or loss, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

February 25, 2025

We have served as the Company’s auditor since 2020.

VTEX

Consolidated balance sheets

In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	5	18,673	28,035
Short-term investments	6	196,135	181,374
Trade receivables	7	52,519	44,122
Recoverable taxes	8	10,327	6,499
Deferred commissions		1,671	1,005
Prepaid expenses	9	5,120	5,143
Derivative financial instruments	24	—	53
Other current assets		145	22
Total current assets		284,590	266,253
Non-current assets
Long-term investments	6	9,649	2,000
Trade receivables	7	11,384	7,415
Deferred tax assets	10.1	19,047	19,926
Prepaid expenses	9	66	155
Recoverable taxes	8	1,364	4,454
Deferred commissions		4,853	2,924
Other non-current assets		1,053	902
Right-of-use assets	11	2,783	3,277
Property and equipment, net	12	2,999	2,697
Intangible assets, net	13	28,990	30,024
Investments in joint venture		—	1,118
Total non-current assets		82,188	74,892
Total assets		366,778	341,145

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX

Consolidated balance sheets

In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2024	December 31, 2023
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	14	36,951	39,728
Taxes payable	15	7,863	8,219
Lease liabilities	11	1,617	1,863
Deferred revenue	18.2	32,521	25,948
Accounts payable from acquisition of subsidiaries	4	29	—
Other current liabilities		1,989	1,486
Total current liabilities		80,970	77,244
Non-current liabilities
Accounts payable and accrued expenses	14	2,151	1,632
Taxes payable	15	160	—
Lease liabilities	11	1,695	2,233
Accounts payable from acquisition of subsidiaries	4	943	—
Deferred revenue	18.2	22,217	16,584
Deferred tax liabilities	10.2	2,478	2,668
Other non-current liabilities		363	452
Total non-current liabilities		30,007	23,569
EQUITY	17
Issued capital		18	18
Capital reserve		374,681	370,821
Other reserves		(892)	(486)
Accumulated losses		(118,062)	(130,060)
Equity attributable to VTEX’s shareholders		255,745	240,293
Non-controlling interests		56	39
Total shareholders’ equity		255,801	240,332
Total liabilities and equity		366,778	341,145

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX

Consolidated statements of profit or loss

In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2024	December 31, 2023	December 31, 2022
Subscription revenue		217,706	190,302	148,475
Services revenue		9,003	11,215	9,145
Total revenue	18	226,709	201,517	157,620
Subscription cost		(47,648)	(45,420)	(41,408)
Services cost		(11,770)	(15,529)	(11,424)
Total cost	19	(59,418)	(60,949)	(52,832)
Gross profit		167,291	140,568	104,788
Operating expenses	19
General and administrative		(34,431)	(33,673)	(28,348)
Sales and marketing		(67,862)	(59,461)	(67,798)
Research and development		(53,620)	(60,116)	(57,205)
Other losses		(1,275)	(1,920)	(1,356)
Income (loss) from operation		10,103	(14,602)	(49,919)
Financial income		33,142	46,374	23,770
Financial expense		(33,584)	(43,367)	(31,401)
Financial result, net	21	(442)	3,007	(7,631)
Equity results		2	1,008	1,106
Income (loss) before income tax		9,663	(10,587)	(56,444)
Income tax
Current		(1,414)	(5,182)	(877)
Deferred		3,746	2,075	4,902
Total income tax	10.3	2,332	(3,107)	4,025
Net income (loss) for the year		11,995	(13,694)	(52,419)
Attributable to controlling shareholders		11,998	(13,687)	(52,418)
Non-controlling interest		(3)	(7)	(1)
Loss per share	22
Basic loss per share		0.065	(0.073)	(0.275)
Diluted loss per share		0.062	(0.073)	(0.275)

The above consolidated statements of profit and loss should be read in conjunction with the accompanying notes.

VTEX

Consolidated statements of comprehensive income

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2024	December 31, 2023	December 31, 2022
Net income (loss) for the year	11,995	(13,694)	(52,419)
Items that may be reclassified subsequently to profit or loss:
Foreign cumulative conversion adjustment	(406)	(613)	(525)
Other comprehensive loss for the year, net of taxes	(406)	(613)	(525)
Total comprehensive income (loss) for the year	11,589	(14,307)	(52,944)
Attributable to controlling shareholders	11,599	(14,319)	(52,947)
Non-controlling interest	(10)	12	3

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

VTEX

Consolidated statements of changes in shareholders’ equity

In thousands of U.S. dollars, unless otherwise indicated

	Issued capital	Capital reserve	Other reserves	Accumulated losses	Equity attributable to VTEX’s shareholders	Non- controlling interests	Total shareholders’ equity
At January 1, 2022	19	390,466	652	(63,955)	327,182	7	327,189
Net loss for the year	—	—	—	(52,418)	(52,418)	(1)	(52,419)
Other comprehensive loss	—	—	(525)	—	(525)	—	(525)
Total comprehensive loss for the year	—	—	(525)	(52,418)	(52,943)	(1)	(52,944)
Transactions with owners of the Company
Exercise of stock options	—	567	—	—	567	—	567
Issue of ordinary shares as consideration for a business combination	—	3	—	—	3	—	3
Share repurchase program	—	(12,798)	—	—	(12,798)	—	(12,798)
Share-based compensation	—	12,647	—	—	12,647	—	12,647
Transactions with non-controlling interests	—	—	—	—	—	13	13
Total transactions with owners of the Company	—	419	—	—	419	13	432
At December 31, 2022	19	390,885	127	(116,373)	274,658	19	274,677
At January 1, 2023	19	390,885	127	(116,373)	274,658	19	274,677
Net loss for the year	—	—	—	(13,687)	(13,687)	(7)	(13,694)
Other comprehensive loss	—	—	(613)	—	(613)	—	(613)
Total comprehensive loss for the year	—	—	(613)	(13,687)	(14,300)	(7)	(14,307)
Transactions with owners of the Company
Exercise of stock options	—	1,031	—	—	1,031	—	1,031
Share repurchase program	—	(35,243)	—	—	(35,243)	—	(35,243)
Share-based compensation	—	14,148	—	—	14,148	—	14,148
Cancellation of shares	(1)	—	—	—	(1)	—	(1)
Transactions with non-controlling interests	—	—	—	—	—	27	27
Total transactions with owners of the Company	(1)	(20,064)	—	—	(20,065)	27	(20,038)
At December 31, 2023	18	370,821	(486)	(130,060)	240,293	39	240,332
At January 1, 2024	18	370,821	(486)	(130,060)	240,293	39	240,332
Net income for the year	—	—	—	11,998	11,998	(3)	11,995
Other comprehensive loss	—	—	(406)	—	(406)	—	(406)
Total comprehensive loss for the year	—	—	(406)	11,998	11,592	(3)	11,589
Transactions with owners of the Company
Exercise of stock options	—	3,898	—	—	3,898	—	3,898
Share repurchase program	—	(11,202)	—	—	(11,202)	—	(11,202)
Share-based compensation	—	11,164	—	—	11,164	—	11,164
Transactions with non-controlling interests	—	—	—	—	—	20	20
Total transactions with owners of the Company	—	3,860	—	—	3,860	20	3,880
At December 31, 2024	18	374,681	(892)	(118,062)	255,745	56	255,801

The above consolidated statement of changes in shareholders’ equity should be read in conjunction with the accompanying notes.

VTEX

Consolidated statements of cash flows

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2024	December 31, 2023	December 31, 2022
Net loss for the year	11,995	(13,694)	(52,419)
Adjustments for:
Depreciation and amortization	4,363	5,018	4,616
Deferred income tax	(3,746)	(2,075)	(4,902)
Loss (gain) on disposal of rights of use, property, equipment, and intangible assets	120	874	(9)
Expected credit losses from trade receivables	1,082	1,472	852
Share-based compensation	15,552	16,360	12,202
Provision for payroll taxes (share-based compensation)	1,419	3,326	(1,125)
Adjustment of hyperinflation	6,908	19,369	5,175
Equity results	(2)	(1,008)	(1,106)
Accrued interest	(14,168)	(23,757)	(2,252)
Fair value (gains) losses	(2,024)	(10,332)	2,522
Others and foreign exchange, net	9,352	8,298	2,786
Change in operating assets and liabilities
Trade receivables	(22,679)	(13,137)	(3,579)
Recoverable taxes	(3,486)	(3,597)	(671)
Prepaid expenses	(466)	(598)	3,947
Other assets	(531)	583	(583)
Accounts payable and accrued expenses	(227)	855	5,229
Taxes payable	3,577	7,347	(1,495)
Deferred revenue	21,125	6,948	1,157
Other liabilities	1,011	1,925	745
Cash provided by (used in) operating activities	29,175	4,177	(28,910)
Income tax refund (paid)	(1,919)	82	(312)
Net cash provided by (used in) operating activities	27,256	4,259	(29,222)
Cash flows from investing activities
Dividends received from joint venture	—	1,138	147
Proceeds from disposal of joint venture	1,026	—	—
Purchase of short and long-term investment	(133,671)	(135,442)	(120,615)
Redemption of short-term investment	120,915	171,200	78,011
Interest and dividend received from short-term investments	691	2,106	1,110
Acquisition of subsidiaries net of cash acquired	(2,919)	—	(1,692)
Acquisitions of property and equipment	(2,069)	(472)	(340)
Derivative financial instruments	(3,987)	(105)	—
Net cash provided by (used in) investing activities	(20,014)	38,425	(43,379)
Cash flows from financing activities
Derivative financial instruments	—	—	(746)
Changes in restricted cash	—	1,660	(348)
Proceeds from the exercise of stock options	3,898	1,031	567
Net-settlement of share-based payment	(4,675)	(2,488)	(1,615)
Buyback of shares	(11,202)	(35,243)	(12,798)
Payment of loans and financing	(71)	(1,238)	(2,651)
Interest paid	-	(5)	(56)
Principal elements of lease payments	(1,615)	(1,574)	(1,263)
Lease interest paid	(369)	(573)	(670)
Net cash used in financing activities	(14,034)	(38,430)	(19,580)
Net increase (decrease) in cash and cash equivalents	(6,792)	4,254	(92,181)
Cash and cash equivalents, beginning of the year	28,035	24,394	121,006
Effect of exchange rate changes	(2,570)	(613)	(4,431)
Cash and cash equivalents, end of the year	18,673	28,035	24,394
Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	1,530	(251)	983
Issue of ordinary shares as consideration for a business combination	—	—	3
Unpaid amount related to business combinations	972	—	—
Dividends from joint venture used to pay accounts from acquisition of subsidiaries	—	—	448
Transactions with non-controlling interests	20	27	13

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

1.
General information

VTEX (“VTEX” or the “Company”) and its subsidiaries, or collectively referred to as the “Group”, provides a software-as-a-service digital commerce platform tailored for enterprise brands and retailers. The VTEX platform is designed to be composable and complete, enabling our customers to seamlessly implement, optimize, test, and expand both B2C and B2B digital experiences. Fueled by native solutions and a plug-and-play ecosystem, the platform integrates commerce, marketplace, fulfillment channels, and OMS solutions into a unified framework. This integration empowers VTEX's customers to leverage omnichannel capabilities and formulate innovative strategies for customer engagement, connecting seamlessly across all sales channels. The platform's flexible and low-maintenance nature aims to optimize customers' IT investments, ensuring agility and fostering profit growth, competitive time-to-market, and sustainable evolution and scalability.

The Company's shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).

The following entities are part of the Group and are being consolidated in these financial statements:

	Place of business / country of incorporation	Relationship	Principal business activity	% of Ownership as of December 31,
Company				2024	2023	2022
VTEX (“VTEX”)	Cayman	Holding	Technology Services
VTEX Argentina S.A. (“VTEX ARG”)	Argentina	Subsidiary	Technology Services	100	100	100
VTEX Brasil Tecnologia para E-commerce LTDA. (“VTEX Brazil”)	Brazil	Subsidiary	Technology Services	100	100	100
VTEX Day Eventos LTDA (“VTEX DAY”)	Brazil	Subsidiary	Production of events	100	100	100
WENI Tecnologia da Informacao LTDA. (“WENI”) (i)	Brazil	Subsidiary	Technology Services	100	-	-
Loja Integrada Tecnologia Para Softwares S.A. (“Loja Integrada”)	Brazil	Subsidiary	Technology Services	97.58	98.68	99.58
VTEX Chile SPA (“VTEX CHI”)	Chile	Subsidiary	Subsidiary	100	100	100
VTEX Colombia Tecnologia para Ecommerce S.A.S. (“VTEX COL”)	Colombia	Subsidiary	Technology Services	100	100	100
VTEX Commerce Cloud Solutions LLC (“VTEX USA”)	USA	Subsidiary	Technology Services	100	100	100
OFFBounds Media LLC (“Offbounds”) (ii)	USA	Subsidiary	Technology Services	100	-	-
VTEX Ecommerce Platform Limited (“VTEX UK”)	UK	Subsidiary	Technology Services	100	100	100
VTEX Mexico Soluciones en Ecommerce S.R.L. de C.V. (“VTEX MEX”)	Mexico	Subsidiary	Technology Services	100	100	100
EICOM Business School S.A.P.I De C.V. (“Escuela”) (iii)	Mexico	Subsidiary	Technology Services	100	100	100
Peru Tecnologia para ECOMMERCE S.A.C. (“VTEX PERU”)	Peru	Subsidiary	Technology Services	100	100	100
VTEX Platform España, S.L. ("VTEX ESP")	Spain	Subsidiary	Technology Services	100	100	-
VTEX Ecommerce Platform Limited - Sede Secondaria (“VTEX ITA”)	Italy	Branch	Technology Services	100	100	100
VTEX Ecommerce Platform Limited London - Sucursala Bucuresti (“VTEX ROM”)	Romania	Branch	Technology Services	100	100	100
VTEX Ecommerce Platform Limited – Sucursal em Portugal (“VTEX PORT”)	Portugal	Branch	Technology Services	100	100	100

(i) In August 2024, VTEX completed the acquisition of Weni Tecnologia da Informacao LTDA., a Brazilian privately held company specializing in communication automation solutions and chatbots (Refer to Note 4). The incorporation of Weni into VTEX’s operations was concluded in January 2025.

(ii) In December 2024, VTEX created OFFBounds Media. As of December 31, 2024, the company is still non-operational.

(iii) The entity is dormant.

The Group previously owned VT Comercio, a joint venture ("JV") formed in July 2019 with a 50% participation. On August 30, 2023, the Company announced the termination of the JV, and the dissolution terms were finalized in May 2024.

2.
Significant accounting policies

The accounting policies described in detail below have been consistently applied to all years presented in these consolidated financial statements, unless otherwise stated. The financial statements are applicable for the group consisting of VTEX and its subsidiaries. The accounting policies have been consistently applied by the Group.

2.1.
Basis of preparation
a.
Compliance with IFRS

The consolidated financial statements of the VTEX Group have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The consolidated financial statements were authorized for issue by the Board of Directors on February 18, 2025.

b.
Historical cost convention

The financial statements have been prepared on a historical cost basis, except for certain financial assets and financial liabilities (including derivative instruments) measured at fair value.

c.
New standards, interpretations, and amendments adopted by the Group

In 2024 the Company has adopted the following new interpretation and amendments:

•
IFRIC Agenda Decision - Disclosure of Revenues and Expenses for Reportable Segments (IFRS 8);
•
Amendment to IFRS 16 – Leases on sale and leaseback;
•
Amendment to IAS 1 – Non-current liabilities with covenants; and
•
Amendments to IAS 7 and IFRS 7 on Supplier finance arrangements.

The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

d.
New standards and interpretations not yet adopted

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for the reporting period ended on December 31, 2024 and have not been early adopted by the group:

•
Amendments to IAS 21 -- Lack of Exchangeability;
•
Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7;
•
IFRS 19 Subsidiaries without Public Accountability: Disclosures; and
•
IFRS 18 Presentation and Disclosure in Financial Statements.

Management is currently assessing the detailed implications of applying the new standards on the group’s consolidated financial statements.

2.2.
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

The acquisition method of accounting is used to account for business combinations by the Group (refer to note 4).

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

2.3.
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

a.
Segment revenue by region

None of the customers represent more than 5% of the Group’s revenues.

The amount of this revenue from external customers, by geography, is shown in the table below:

	December 31, 2024	December 31, 2023	December 31, 2022
Brazil	128,302	109,470	86,066
Latin America - except Brazil	73,597	70,302	55,770
Rest of the world	24,810	21,745	15,784
Total revenue by region	226,709	201,517	157,620

	December 31, 2024	December 31, 2023	December 31, 2022
Brazil	126,387	107,415	83,528
Latin America - except Brazil	71,804	68,305	54,519
Rest of the world	19,514	14,582	10,428
Subscription revenue	217,706	190,302	148,475
Services revenue	9,003	11,215	9,145
Total revenue	226,709	201,517	157,620
b.
Segment non-current assets by region

The total of right-of-use assets, property and equipment, intangible assets and investments in joint venture, broken down by location of the assets, is shown in the following table:

	December 31, 2024	December 31, 2023
Brazil	17,896	19,850
Latin America - except Brazil	603	304
Rest of the world	16,273	16,962
Total non-current assets by region	34,772	37,116

2.4.
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

2.5.
Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

2.6.
Restricted cash

Restricted cash includes deposits subject to contractual restrictions and therefore not available for general use by the other entities within the group.

2.7.
Short and long-term investments

Short and long-term investments refer to investment in financial instruments that do not meet the definition of cash and cash equivalents. Such instruments are measured at their fair value or amortized cost. The Group determines the appropriate classification at the time of purchase. Long-term investments are strategic holdings in unquoted companies that the company does not expect to sell or realize in the short term.

Short-term investments are considered available to support current operations of the Company and are classified as current assets. Gains and losses in fair value and interest income are included in financial income (expenses).

2.8.
Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional. They are subsequently measured at amortized cost using the effective interest method, less expected credit losses. See note 7 for further information about the Group’s accounting for trade receivables and note 2.22 for a description of the Group’s impairment policies.

2.9.
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

The assets’ residual values, useful life, and depreciation methods are reviewed and adjusted, if appropriate, at the end of each reporting period. There were no changes in these assets useful life during the year ended December 31, 2024.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing sales value with carrying amount and are recognized in profit or loss.

2.10.
Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary comprises the:

•
fair values of the assets transferred;
•
liabilities incurred to the former owners of the acquired business;
•
equity interests issued by the Group; and
•
fair values of any liability resulting from a contingent consideration arrangement (“earn out”).

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

2.11.
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

2.12.
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

2.13.
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

2.14.
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

2.15.
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

2.16.
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

2.17.
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

2.18.
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

The fair value of stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options are included on note 23.

2.19.
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
Subscriptions

Subscription revenues originate from a cloud-based multichannel SaaS (software as a service) platform focused on Ecommerce. There is a single performance obligation corresponding to maintaining access to the platform. Revenue is recognized over time and the transaction price consists of the following components:

•
take rate is a fixed percentage charged on each customer's gross merchandise value (GMV). Revenue is recognized in the period in which the transaction with the end consumer occurs;
•
voucher revenue is a non-refundable upfront fee paid in exchange for a reduction of the aforementioned take rate during a predetermined period. Revenue is recognized ratably over the contractual period;
•
fixed fee is a fixed amount billed on a monthly basis. Revenue is recognized ratably over the contract period; and
•
rebates represent VTEX’s share from partnerships (such as marketplaces and payment providers) that is calculated as a fixed percentage of the end consumer’s gross merchandise value, or as a fixed fee. Revenue is recognized in the period in which the transaction with the end consumer occurs.
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

2.20.
Deferred Commissions

Deferred costs include deferred sales commissions that are incremental costs of obtaining customer contracts. Sales commissions are not paid on subscription renewal. The Group amortizes deferred sales commissions ratably over five years. The Group determined the period of benefit by taking into consideration past experience with customers.

2.21.
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
•
the exercise price of a purchase option if the Group is reasonably certain to exercise that option; and
•
payments of penalties for terminating the lease if the lease term reflects the Group exercising that option.

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

Right-of-use assets are measured at cost comprising the following:

•
the amount of the initial measurement of a lease liability;
•
any lease payments made at or before the commencement date less any lease incentives received;
•
any initial direct costs; and
•
restoration costs.

Right-of-use assets are generally depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life.

Payments associated with short-term leases and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT equipment and furniture.

2.22.
Distribution of dividends

Provision is recorded for the amount of any dividend declared and authorized until the end of the reporting period.

2.23.
Earnings per share
a.
Basic earnings per share

Basic earnings per share are calculated by dividing:

•
the profit attributable to owners of the Group, excluding any costs of servicing equity other than ordinary shares;
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

2.24.
Financial instruments

The Group classifies its financial assets according to the business model for the management of its financial assets, measured at amortized cost and fair value through profit or loss, as follows:

a.
Classification

The Group classifies its financial assets under the following measurement categories:

•
measured at fair value through profit or loss; and
•
measured at amortized cost.

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

Debt instruments

The subsequent measurement of debt instruments depends on the Group's business model for asset management, in addition to the characteristics of the asset's cash flow. The Group classifies its debt instruments according to the following two measurement categories:

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

Fair value through profit or loss - assets that do not meet the classification criteria as amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. Any gains or losses on an investment in a debt security that is subsequently measured at fair value through profit or loss are recognized in the profit or loss and presented as "Financial result, net", in the period in which they occur.

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

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from the initial recognition of the receivables. For more details, refer to note 24.2 (a)(iii).

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

2.25.
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

IAS 29 generated an impact for the year ended December 31, 2024, in the finance result in the amount of US$6,908 (US$19,369 in 2023 and US$5,175 in 2022).

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

The accumulated inflation rates from January 1, 2024, to December 31, 2024, was 117.7% (2023 –211.4%).

3.
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

ii.
Credit losses on trade receivables

The Group recognizes an allowance for expected credit losses (ECLs) for trade receivables applying a simplified approach in calculating ECLs. As a result, the Group does not track changes in credit risk but rather recognizes an allowance for doubtful accounts based on lifetime ECLs at each reporting date. The Group uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Group’s past historic estimates at the end of each reporting period. Details of the key assumptions and inputs used are disclosed on note 24.2(a)(iii).

iii.
Fair value of the consideration transferred in subsidiaries acquisition.

The Group has agreed to pay the selling shareholders additional consideration if the acquired subsidiaries comply with certain performance conditions. The Group has estimated the probability of compliance of that condition to recognize the earn-out and its fair value at the acquisition date. For details, refer to note 4.

iv.
Impairment of non-financial assets

The Group tests whether goodwill and intangible assets have suffered any impairment on an annual basis. For the year ended December 31, 2024 and 2023, the recoverable amount was determined based on value-in-use calculations which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management. For more details of the estimates and assumptions used, refer to note 13.

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

For a more detailed description of the Company’s share-based compensation plan, refer to note 23.

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

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. For more details of the estimates and assumptions used, refer to note 10.

vii.
Useful life rate of intangible and fixed assets

Property and equipment and intangible assets are depreciated and amortized over their useful lives. The useful life is based on management's estimates for the period in which the assets will contribute to generate revenue and is periodically reviewed. Changes in estimates may result in significant changes in the book value. Revisions to these estimates are recognized prospectively.

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

ii.
Incremental lease rate

The Group is unable to determine the implicit discount rate to be applied to its lease agreements. Therefore, the incremental rate on the lessee's loan is used to calculate the present value of the lease liabilities at the initial registration of the lease.

The lessee's incremental borrowing rate is the interest rate that the lessee would have to pay when borrowing funds for the acquisition of an asset similar to the asset object of the lease, for a similar term and with a similar guarantee, the funds required to obtain the asset with a value similar to the right of use asset in a similar economic environment.

Obtaining this rate involves a high degree of judgment and should be a function of the lessee's credit risk, the term of the lease, the nature and quality of the collateral offered, and the economic environment in which the transaction takes place. The rate calculation process preferably uses readily observable information from which to make the necessary adjustments to arrive at its incremental lending rate.

4.
Business combinations
4.1.
Acquisition of Weni

On August 29, 2024, VTEX acquired 100% of the shares of Weni, a privately held company specializing in communication automation solutions and chatbots, to enhance its customer engagement and operational automation capabilities. The Company's consolidated financial statements include the results of Weni for the period from the acquisition date.

a)
Consideration transferred

The purchase price includes an initial cash consideration of US$3,016, as well as a long-term fixed installment of US$972. The acquisition agreement features potential additional payment based on the achievement of specific performance targets and the continued employment of key executives over the next three years. As these additional payments fall outside the scope of the business combination, they are recognized as employee benefit expenses in profit or loss over the applicable service period. The total amount of expenses outside the scope of the business combination recognized in the year ended December 31, 2024 was US$644.

The table below represents the purchase price allocation to total identifiable intangible assets acquired and net liabilities assumed based on their respective estimated fair values.

Fair value of net tangible assets and liabilities:	Thousands of US$
Cash and cash equivalents	97
Trade receivables	1,525
Other current and non-current assets	73
Property and equipment	45
Accounts payable	(1,004)
Other current and non-current liabilities	(704)
Fair value of identifiable intangible assets (i)	1,115
Goodwill (ii)	2,906
Total consideration	4,053

(i) The intangible assets acquired comprises of:

Asset	Valuation Methodology	Estimated Fair Value in thousands of U.S. dollars	Estimated useful life in years
Customer relationship	With or without method	878	8.5
Software	Multi-Period Excess Earnings	237	5.9

(ii) The goodwill is attributable to the workforce and synergies of the acquired business. At the acquisition date, goodwill is not deductible for tax purposes. The Group has a plan to merge Weni into VTEX Brazil in 2025, therefore no deferred tax is recognized. According to Brazilian tax legislation, the expenses related to Goodwill and other intangibles acquired in a business combination are deductible for tax purposes only after the merger.

Acquired receivables

The fair value of acquired trade receivables was US$1,525. The gross contractual amount for trade receivables due is US$1,557, with a loss allowance of US$32 recognized on acquisition.

Revenue contribution

The acquired business contributed revenues of US$1,204 and a net profit of US$114 to the Group from August 29, 2024, to December 31, 2024. The revenue of Weni for the current reporting period as though the acquisition date for the business combination that occurred during the period had been as of the beginning of the annual reporting period would be US$5,542 and a net profit of US$423.

b)
Purchase consideration cash outflow

Outflow of cash to acquire subsidiary, net of cash acquired	Thousands of US$
Cash consideration	3,016
Less: Balances acquired
Cash	(97)
Net outflow of cash – investing activities	2,919

4.2.
Accounts payable from acquisition of subsidiaries

The breakdown of accounts payable from acquisition of subsidiaries is as follows:

December 31, 2024
Fixed installment - cash	29
Current	29

Fixed installment - cash	943
Non-current	943

Total	972

4.3.
Changes in balance payable from acquisition of subsidiaries

	2024	2023
Opening balance on January 1	—	299
Addition due to acquisition - installments	4,053	—
Payments of principal/finance charges - installments	(3,016)	—
Earn-out adjustment	—	(299)
Accrued interest and others	29	—
Exchange differences	(94)	—
Closing balance on December 31	972	—

5.
Cash and cash equivalents

The breakdown of cash and cash equivalents is as follows:

	December 31, 2024	December 31, 2023
Cash and cash bank deposits	13,750	24,962
Time deposits, investment funds and others	4,923	3,073
Total	18,673	28,035

As at December 31, 2024, 17% of the cash and cash equivalents are in the Cayman Islands (December 31, 2023 - 3%), 53% are in Brazil (December 31, 2023 - 72%), and 30% are distributed among the other subsidiaries of the Group (December 31, 2023 - 25%).

6.
Short and long-term investments

	December 31, 2024	December 31, 2023
Financial assets measured at fair value	163,205	95,293
Financial assets measured at amortized cost	42,579	88,081
Short and long-term investments	205,784	183,374
Current	196,135	181,374
Non-current (i)	9,649	2,000

(i)
Comprising ordinary shares of unlisted entities measured at fair value. The Group elected to recognize the changes in fair value of the existing instruments through profit or loss (“FVPL”). Refer to note 24.1(ii)a for additional details.

6.1.
Financial investments measured by fair value

The following table shows the changes in the balances:

	2024	2023
Opening balance on January 1	95,293	204,045
Additions	82,312	21,146
Redemption	(24,730)	(136,672)
Accrued dividend	757	46
Fair value gains (losses)	7,605	9,823
Reclassification	3,790	—
Exchange differences	(1,822)	(3,095)
Closing balance on December 31	163,205	95,293

6.2.
Financial investments measured by amortized cost

The following table shows the changes in the balances:

	2024	2023
Opening balance on January 1	88,081	10,119
Additions	51,359	114,296
Redemption	(96,185)	(34,528)
Accrued interest	12,720	21,605
Fair value gains (losses)	(1,535)	-
Reclassification	(3,790)	-
Exchange differences	(8,071)	(23,411)
Closing balance on December 31	42,579	88,081

7.
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

Due to the maturity and nature of the trade receivables, their carrying amount is considered to be the same as their fair value.

Details about the Group’s impairment policies, exposure to credit risk, and foreign currency risk are provided in note 24.

	December 31, 2024	December 31, 2023
Trade receivables	64,855	52,446
Expected credit losses	(952)	(909)
Total trade receivables	63,903	51,537
Current	52,519	44,122
Non-current	11,384	7,415

The changes in expected credit losses for trade receivables are as follows:

	2024	2023	2022
Opening balance on January 1	(909)	(808)	(1,147)
Addition, net	(1,082)	(1,472)	(852)
Addition from acquisition of subsidiaries	(31)	—	—
Write-off	912	1,352	1,114
Exchange differences	158	19	77
Closing balance on December 31	(952)	(909)	(808)

Details about the calculation of the expected credit losses are provided in note 24.2(a)(iii).

The trade receivables by maturity are distributed as follows:

	December 31, 2024	December 31, 2023
Current	61,565	49,201
Overdue:
From 1 to 30 days	1,751	1,810
From 31 to 60 days	720	244
From 61 to 90 days	162	227
From 91 to 120 days	290	272
From 121 to 300 days	367	692
Total	64,855	52,446

8.
Recoverable taxes

The breakdown of recoverable taxes is as follows:

	December 31, 2024	December 31, 2023
Recoverable income tax	2,585	1,832
Other recoverable taxes	9,106	9,121
Total	11,691	10,953
Current	10,327	6,499
Non-current	1,364	4,454

9.
Prepaid expenses

The breakdown of prepaid expenses is as follows:

	December 31, 2024	December 31, 2023
Personnel	703	822
Suppliers (i)	3,798	3,643
Others	685	833
Total	5,186	5,298
Current	5,120	5,143
Non-current	66	155

(i)
Refers mainly to advances payment to hosting and software suppliers.

10.
Current and deferred tax
10.1.
Deferred tax assets

The balance comprises temporary differences attributable to:

	December 31, 2024	December 31, 2023
Loss allowances for financial assets	303	339
Bonus provision	1,195	2,271
Lease	271	396
Share-based compensation (i)	2,282	3,064
Tax loss (ii)	10,382	11,916
Others (iii)	4,614	1,940
Total deferred tax assets	19,047	19,926

(i)
Mainly related to RSU amounts that are treated as temporary differences until the instrument is vested.
(ii)
Tax losses decreased in line with 2024 positive results, and the current balance is expected to be offset in the foreseeable future. Most of the amount is comprised by losses from our Brazil operations, where tax losses do not expire and the offset is capped at 30% of the taxable profit for each fiscal year, as per the applicable tax regulations.
(iii)
Most of the amounts appointed as others in the deferred tax assets reconciliation correspond to temporary differences mainly arising from operations carried out in Argentina and Mexico. It refers to provision for payment of suppliers, sales commission, unrealized foreign exchange variation and minor items whose deductibility timing differs from accounting rules as determined by local tax laws.

The Group has accumulated tax loss carryforwards, mainly in VTEX UK and VTEX US, for which a deferred tax asset was not recognized because at this point there is no evidence of recoverability in the foreseeable future. However, these tax losses are available for offsetting against future taxable profits of the companies in which the losses arose. The total amount of the unrecognized deferred tax asset is US$29,308 (US$31,098 in 2023).

The movement on deferred tax assets balance is as follows:

Movements	Loss allowances for financial assets	Bonus provision	Lease	Share-based compensation	Tax Loss	Other	Total
At December 31, 2022	270	1,712	392	3,130	10,513	1,693	17,710
(Charged)/Credited to profit and loss (i)	69	559	4	(66)	1,403	247	2,216
At December 31, 2023	339	2,271	396	3,064	11,916	1,940	19,926
(Charged)/Credited to profit and loss (i)	(36)	(1,076)	(125)	(782)	(1,534)	2,674	(879)
At December 31, 2024	303	1,195	271	2,282	10,382	4,614	19,047

(i)
The differences between the amounts shown in the table above and the statements of profit or loss correspond to exchange rate variation.

10.2.
Deferred tax liabilities

The balance comprises temporary differences attributable to:

	December 31, 2024	December 31, 2023
Acquisition of subsidiaries	852	1,136
Temporary differences	1,626	1,499
Others	—	33
Total deferred tax liabilities	2,478	2,668

The movement on deferred tax liabilities balance is as follows:

Movements	Goodwill	Customer relationship	Intellectual property	Others	Total
At December 31, 2022	827	1,246	163	228	2,464
Charged/(Credited) to profit and loss	672	(219)	(54)	(195)	204
At December 31, 2023	1,499	1,027	109	33	2,668
Charged/(Credited) to profit and loss	127	(219)	(65)	(33)	(190)
At December 31, 2024	1,626	808	44	—	2,478

(i)
The impact of deferred tax liabilities due to acquisition of subsidiaries increases the goodwill on the acquisition date.
10.3.
Income Tax expense

	December 31, 2024	December 31, 2023	December 31, 2022
Current tax
Current tax on profits for the year	(1,414)	(5,182)	(877)
	(1,414)	(5,182)	(877)
Deferred income tax
Decrease in deferred tax	3,746	2,075	4,902
	3,746	2,075	4,902
Income tax	2,332	(3,107)	4,025

a)
Reconciliation of benefit (expenses) of income tax and social contribution

	December 31, 2024	December 31, 2023	December 31, 2022
Loss before income tax	9,663	(10,587)	(56,444)
Tax at the Brazilian tax rate of 34% (i)	(3,285)	3,561	19,191
Adjustments for the calculation of effective tax rate:
Technological innovation incentive law (Lei do bem) (ii)	3,927	2,257	—
Unrecognized deferred tax assets (iii)	(4,520)	(6,031)	(9,465)
Tax rate reconciliation (i)	4,258	(3,796)	(6,381)
Other net differences	1,952	902	680
Income tax and social contribution for the year	2,332	(3,107)	4,025
Effective rate - %	24.13%	29.35%	(7.13)%

(i)
The tax expense was determined based on the Brazilian corporate income tax (CIT) rate considering that, currently, the Group’s biggest operation is in Brazil. This table reconciles the expected income tax expense, computed by applying the combined Brazilian tax rate of 34%, to the actual income tax expense. The Group’s combined Brazilian tax rate includes the corporate income tax at a 25% rate and the social contribution on net profits at a 9% rate. Differences between local income tax rates to the Brazilian income tax rate were allocated to “Tax rate reconciliation”. Apart from Brazil, the Group’s biggest operations are in Argentina, the US and Colombia, which CIT rates in 2024 were 35%, 21% and 35%, respectively.
(ii)
Benefit related to the deductibility of research and development (technological innovation) expenses at the amounts higher than booked from the income tax basis as provided for by Law No. 11.196/05 - known as Lei do Bem.
(iii)
Unrecognized deferred tax assets correspond to the tax benefit related to future utilization of net operating losses of certain operations, mainly the United States and the United Kingdom. In those cases, the deferred tax asset was not recognized due to the lack of expectation of utilization of such net operating losses in the foreseeable future. The balance of the accumulated net operating losses of the Group’s US operations totaled US$51,350 on December 31, 2024 and US$64,867 on December 31, 2023, or a total tax benefit of approximately US$10,783 and US$13,622, respectively, taking into account the current US corporate income tax rate of 21%. The balance of the accumulated net operating losses of the Group’s UK operation totaled US$74,100 on December 31, 2024 and US$69,902 on December 31, 2023, or a total tax benefit of approximately US$18,525 and US$17,475, respectively, taking into account the current UK corporate income tax rate of 25%.
11.
Leases
11.1.
Amounts recognized in the balance sheet

The balance sheet shows the following amounts related to leases:

	December 31, 2024	December 31, 2023
Right-of-use assets
Office buildings	2,783	3,277
Total	2,783	3,277

	December 31, 2024	December 31, 2023
Lease liabilities
Current	1,617	1,863
Non-current	1,695	2,233
Total	3,312	4,096

The following table shows the changes in the right-of-use assets and lease liabilities:

	2024	2023
Right-of-use assets
Opening balance on January 1	3,277	4,818
New lease agreements	252	85
Remeasurement	1,293	(105)
Depreciation	(1,496)	(1,500)
Write-off	—	(324)
Hyperinflation adjustment	7	8
Exchange differences	(550)	295
Closing balance on December 31	2,783	3,277

	2024	2023
Lease liabilities
Opening balance on January 1	4,096	5,635
New lease agreements	252	85
Remeasurement	1,277	(336)
Interest added	371	574
Principal elements of lease payments	(1,615)	(1,574)
Interest payment	(369)	(573)
Write-off	—	(94)
Exchange differences	(700)	379
Closing balance on December 31	3,312	4,096

11.2.
Amounts recognized in the Statement of profit or loss

The statement of profit or loss presents the following amounts related to leases:

	December 31, 2024	December 31, 2023	December 31, 2022
Depreciation charge of office buildings	1,496	1,500	1,347
Interest expense (included in financial expense)	371	574	671
Total	1,867	2,074	2,018

12.
Property and equipment, net

Details of property and equipment and changes in the Group’s property and equipment balances are presented below:

	Leasehold Improvements	Machinery and equipment	Furniture and fixture	Computers and peripherals	Total
At December 31, 2022	1,431	151	408	1,919	3,909
Acquisitions	87	8	93	284	472
Adjustment of hyperinflation	—	—	1	143	144
Disposals/write-downs	(264)	(120)	(134)	(357)	(875)
Depreciation	(301)	(21)	(67)	(665)	(1,054)
Exchange differences	152	11	(13)	(49)	101
At December 31, 2023	1,105	29	288	1,275	2,697
Cost	2,560	43	606	3,192	6,401
Accumulated depreciation	(1,455)	(14)	(318)	(1,917)	(3,704)
Net book amount	1,105	29	288	1,275	2,697
Acquisitions	98	—	31	1,940	2,069
Acquisitions of subsidiaries	—	—	14	30	44
Adjustment of hyperinflation	—	—	—	32	32
Disposals/write-downs	(35)	—	(22)	(79)	(136)
Depreciation	(397)	(4)	(55)	(646)	(1,102)
Exchange differences	(182)	(6)	(51)	(366)	(605)
At December 31, 2024	589	19	205	2,186	2,999
Cost	2,039	34	505	4,295	6,873
Accumulated depreciation	(1,450)	(15)	(300)	(2,109)	(3,874)
Net book amount	589	19	205	2,186	2,999

There were no events or changes in circumstances that indicate that the carrying amount of property and equipment may not be recoverable; therefore, no impairment charges were recorded for the years 2024 and 2023.

13.
Intangible assets, net

Details of intangible assets and changes in the Group’s intangible assets balances are presented below:

	Software	Trademark	Intellectual Property	Customer relationship	Goodwill	Others	Total
At December 31, 2022	1,438	184	1,705	6,529	20,965	389	31,210
Amortization	(424)	(23)	(691)	(1,181)	—	(96)	(2,415)
Exchange differences	111	15	155	49	867	32	1,229
At December 31, 2023	1,125	176	1,169	5,397	21,832	325	30,024
Cost	4,649	238	2,962	9,490	21,832	566	39,737
Accumulated amortization	(3,524)	(62)	(1,793)	(4,093)	—	(241)	(9,713)
Net book amount	1,125	176	1,169	5,397	21,832	325	30,024
Acquisitions of subsidiaries	237	—	—	878	2,906	—	4,021
Amortization	(271)	(21)	(187)	(1,191)	—	(90)	(1,760)
Exchange differences	(226)	(35)	(227)	(179)	(2,570)	(58)	(3,295)
At December 31, 2024	865	120	755	4,905	22,168	177	28,990
Cost	3,929	186	2,351	10,028	22,168	444	39,106
Accumulated amortization	(3,064)	(66)	(1,596)	(5,123)	—	(267)	(10,116)
Net book amount	865	120	755	4,905	22,168	177	28,990

There were no events or changes in circumstances that indicate that the carrying amount of intangible assets with finite useful life may not be recoverable and therefore no impairment charges were recorded for the years 2024 and 2023.

13.1.
Impairment tests for goodwill

In identifying its cash-generating units (“CGUs”), the Group considered the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets (or groups of assets). The group operates in many countries, however, all its operation is centralized in technological platforms where the group provides its services. Changes in the aggregation of assets into CGUs may occur due to a review of investment, strategic or operational factors, which could result in changes in the interdependencies between those assets and, consequently, alter the aggregation or breakdown of assets into CGUs or individual assets. Those technological platforms are segregated in 2 CGUs and the group manages those platforms as follows:

•
SMB platform: it is a platform for ecommerce which allows customers to create integrated stores to sell their products and manage their sales process with a focus on small and medium businesses. This platform has been managed and operated for a segregated team into the company, with dedicated developers and sales teams; and
•
VTEX platform: it is a platform for ecommerce which allows customers to create integrated stores to sell their products and manage their sales process. This platform is segregated from SMB platform and focuses on large businesses and or accounts. This platform has also been managed and operated for a segregated team into the company, with dedicated developers and sales teams.

The Group tests whether goodwill has suffered any impairment on an annual basis. For the 2024 and 2023 reporting years goodwill is monitored by management at the level of CGU.

The recoverable amount of the Group’s CGU is determined based on a value in use calculation using cash flow projections from financial budgets approved by the board of directors. The discount rate applied to cash flow projections is 19.8% (2023 – 18% p.a.), and the growth rate applied to perpetuity cash flow is 7.5% (2023 - 7.5% p.a.)

The key assumptions used in determining the value in use calculation are as follows:

•
average free cash flow to firm over the forecast period; based on past performance and management’s expectations of market development and current industry trends and including long-term inflation forecasts for each territory.
•
average annual growth rate applied over the forecasted period; based on past performance and management’s expectations of market development and current industry trends and including long-term inflation forecasts for each territory.
•
the discount rate applied to cash flow of 19.8% (2023 – 18% p.a.), was determined based on the risk-free interest rate, the equity risk premium, and industry beta.

•
the perpetuity growth rate of 7.5% (2023 - 7.5% p.a.) was determined based on the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.

The Group performed its annual impairment test as of December 31, 2024, and 2023, which did not result in the need to recognize impairment losses on the carrying amount of goodwill.

14.
Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	December 31, 2024	December 31, 2023
Trade payables	15,839	14,829
Social charges	5,762	7,428
Profit-sharing	10,643	13,147
Provision for vacation and benefits	6,378	5,935
Others	480	21
Total	39,102	41,360
Current	36,951	39,728
Non-current	2,151	1,632

15.
Taxes payable

The breakdown of taxes payable is as follows:

	December 31, 2024	December 31, 2023
Income tax payable	1,411	2,147
Other taxes payable	6,612	6,072
Total	8,023	8,219
Current	7,863	8,219
Non-current	160	—

16.
Contingencies

The Group is party to civil, tax and labor lawsuits involving loss risks. Provisions for losses resulting from lawsuits are estimated and updated by the Group, based on analysis from the Group’s legal advisors.

The breakdown of existing contingencies classified as probable by the Group, based on the evaluation of its legal advisors, which are recognized as a liability, is as follows:

	December 31, 2024	December 31, 2023
Civil	56	48
Labor	14	10
Tax	182	170
Total	252	228

The breakdown of existing contingencies classified as possible by the Group, based on the evaluation of its legal advisors, for which no provision was recognized, is as follows:

	December 31, 2024	December 31, 2023
Civil	135	114
Labor	156	176
Tax	1,011	1,067
Total	1,302	1,357

On October 9, 2020, Mirakl, Incorporated, a competitor in the ecommerce SaaS market, filed a complaint for unspecified damages and preliminary and permanent injunctive relief in the United States District Court for the District of Massachusetts against our subsidiary VTEX Commerce Cloud Solutions LLC, or VTEX U.S., and certain of its employees that were formerly employed by the plaintiff.

In July 2024, the parties entered into a confidential settlement agreement, resulting in the dismissal with prejudice of all pending claims and counterclaims. All obligations under the agreement were fully satisfied by January 2025.

17.
Shareholders’ equity
17.1.
Issued capital

The total share capital is as follows:

	December 31, 2024	December 31, 2023
Number of ordinary nominative shares	184,813,974	184,027,008
Par value	0.0001	0.0001
Total issued capital	18	18

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

In 2024 the Group canceled 1,763,054 Class A shares (7,469,870 in 2023 and 3,206,936 in 2022), as a result of the share repurchase program. See note 17.2 (b) for more information.

17.2.
Capital reserve
a.
Share repurchase program

On August 08, 2022, the Board of Directors authorized the repurchase of shares of the Company's Class A common shares for an aggregate consideration of up to US$30 million with an expiration date of August 08, 2023. In 2023, 3,719,860 Class A common shares were repurchased in this program, for the amount of US$15,169. In 2022, 3,287,960 Class A common shares were repurchased for the amount of US$12,798.

On August 3, 2023, the Board of Directors authorized the renewal of the Company’s repurchase program for an aggregate consideration of up to US$20 million with an expiration date of August 10, 2024. In 2023, 3,668,986 Class A common shares were repurchased in this program, for the amount of US$20,074.

On December 3, 2024, the Board of Directors authorized the repurchase of shares of the Company's Class A common shares for an aggregate consideration of up to US$30 million with an expiration date of December 2, 2025. The new share repurchase program does not obligate the Company to acquire any amount of common shares, and it may be suspended or discontinued at any time at the Company's discretion. The timing and amount of shares repurchased (if any) will be determined by the Company’s management based on its evaluation of market conditions, applicable legal requirements and other factors. In 2024, 1,836,638 Class A common shares were repurchased for the amount of US$11,202.

Repurchases under the Company's program may be made from time to time in open market or privately negotiated transactions in accordance with applicable laws, including the Securities and Exchange Commission Rule 10b-18. The timing of repurchases will depend on factors including market conditions and prices, the Company’s liquidity requirements and alternative uses of capital.

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

On December 31, 2024, the Company holds 72,584 shares in treasury (nil in 2023 and 81,024 in 2022).

b.
Share-based payment

The Group has equity-settled compensation plans. Refer to note 23 for additional details.

c.
Transactions with non-controlling interests

In 2024, the Group’s interest in Loja Integrada went from 98.69% to 97.58%, due to the issue of shares from the exercise of stock options and RSUs vestings, impacting the equity attributable to non-controlling interests in US$21 . The carrying amount of Loja Integrada net assets in the Group’s consolidated financial statements on December 31, 2024 was US$2,325 (December 31, 2023 – US$2,941).

d.
Other reserves

Exchange differences arising on translation of the foreign-controlled entities are recognized in other comprehensive income, as described in note 2.4. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

18.
Revenue from services provided
18.1.
Disaggregation of revenue from contracts with customers

The Group revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Subscriptions	239,793	208,777	162,132
Taxes on subscriptions	(22,087)	(18,475)	(13,657)
Subscription revenue	217,706	190,302	148,475
Services provided	9,541	11,762	9,799
Taxes on services	(538)	(547)	(654)
Services revenue	9,003	11,215	9,145
Total revenue	226,709	201,517	157,620

18.2.
Contract assets and deferred revenue related to contracts with customers

The Group has recognized the following contract assets and deferred revenue related to contracts with customers:

	December 31, 2024	December 31, 2023
Current contract assets relating to subscription	44,722	30,077
Current contract assets relating to services	910	1,975
Loss allowance	(134)	(120)
Total contract assets	45,498	31,932

Current	34,114	24,517
Non-current	11,384	7,415
Deferred revenue - subscription	53,924	40,671
Deferred revenue - services	814	1,861
Total deferred revenue	54,738	42,532
Current	32,521	25,948
Non-current	22,217	16,584

Contract assets refer to consulting and subscription services to be invoiced in future periods according to the terms and conditions of the contracts.

Deferred revenue refers to vouchers from subscription contracts and consulting services. Refer to Note 2.19 for further details of voucher fees.

19.
Costs and expenses

The operating costs and expenses by nature are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Personnel (i)	121,560	125,976	122,988
IT Outsourcing, software and hosting expenses	40,905	40,000	40,229
Marketing and events	8,446	4,351	8,720
Outsourced services	20,033	23,175	20,204
Traveling	7,703	6,153	4,223
Depreciation and amortization	4,363	5,018	4,616
Facilities	3,628	3,228	2,906
Expected credit losses	1,082	1,472	852
Others	8,886	6,746	2,801
Total	216,606	216,119	207,539
Subscription cost	47,648	45,420	41,408
Services cost	11,770	15,529	11,424
General and administrative	34,431	33,673	28,348
Sales and marketing	67,862	59,461	67,798
Research and development	53,620	60,116	57,205
Other losses	1,275	1,920	1,356
Total	216,606	216,119	207,539

(i)
This amount refers to personnel compensation (such as wages and benefits) and share-based compensation (refer to note 23 for additional details on share-based compensation).
20.
Related party transactions
20.1.
Key management personnel compensation

Remuneration paid or payable to key management personnel of VTEX for services rendered is as follows:

	December 31, 2024	December 31, 2023	December 31, 2022
Total short-term remuneration of key management personnel	3,016	3,194	3,107
Share-based compensation	7,675	6,895	5,116
Total	10,691	10,089	8,223

21.
Financial result, net

	December 31, 2024	December 31, 2023	December 31, 2022
Interest and dividend earned on bank deposits and financial investments	14,168	23,757	2,252
Foreign exchange gains	7,422	6,517	7,321
Gains from fair value of financial instruments (i)	160	4,476	4,822
Gains from short and long-term investments	10,425	11,427	9,079
Other financial income	967	197	296
Financial income	33,142	46,374	23,770
Foreign exchange losses	(16,685)	(16,891)	(8,505)
Losses from fair value of financial instruments (i)	(4,206)	(3,960)	(2,458)
Interest on loans	—	(4)	(62)
Interest on lease liabilities	(371)	(574)	(671)
Losses from short and long-term investments	(4,355)	(1,604)	(13,845)
Adjustment of hyperinflation	(6,908)	(19,369)	(5,175)
Other financial expenses	(1,059)	(965)	(685)
Financial expense	(33,584)	(43,367)	(31,401)
Financial result, net	(442)	3,007	(7,631)

(i)
Refers to gain and losses on change in the fair value of derivative financial instruments and earn-out. Refer to note 24.1(ii).
22.
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

The following table contains the earnings (loss) per share of the Group for the years ended December 31, 2024, 2023 and 2022:

	December 31, 2024	December 31, 2023	December 31, 2022
Net income (loss) attributable to the controlling shareholders of the Group	11,998	(13,687)	(52,419)
Weighted average number of outstanding common shares (thousands)	185,044	186,365	190,695
Basic earnings (loss) per share	0.065	(0.073)	(0.275)

	December 31, 2024	December 31, 2023	December 31, 2022
Net income (loss) attributable to the controlling shareholders of the Group	11,998	(13,687)	(52,419)
Weighted average number of outstanding common and dilutive shares (thousands)	192,334	186,365	190,695
Diluted earnings (loss) per share	0.062	(0.073)	(0.275)

23.
Share-based compensation
23.1.
Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option plan.

Both stock options and Restricted Stock Units instruments (“RSUs”) are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of options granted under the plans:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2021	8,809	4.78	5.37	1.58
Granted	3,910	4.39	—	1.98
Forfeit	(2,508)	7.22	—	3.19
Exercised (i)	(497)	1.14	—	0.46
At December 31, 2022	9,714	4.18	4.37	1.41
Granted	1,653	4.87	—	2.42
Forfeit	(513)	6.44	—	3.72
Exercised (i)	(958)	1.02	—	0.52
At December 31, 2023	9,896	4.17	3.86	1.44
Granted	901	6.83	—	3.22
Forfeit	(404)	4.51	—	1.29
Exercised (i)	(1,278)	3.04	—	0.54
At December 31, 2024	9,115	4.55	3.02	1.74
Stock options exercisable as of December 31, 2024	5,706	4.50	2.69	1.32

(i)
The number of stock options withheld for tax purposes was 186 thousand shares (38 thousand shares in 2023 and 79 thousand shares in 2022).

The fair value of the stock options granted was calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

•
Strike Price - Average price weighted by the quantity granted;
•
Target Asset Price – The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
•
Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term; and
•
Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the year ended December 31, 2024:

•
Target Asset Price – US$6.82 per share (December 31, 2023 – US$5.12 per share);
•
Risk-Free Interest Rate – 4.20% (December 31, 2023: 4.39%) ;
•
Volatility – 55.83% (December 31, 2023: 56.99%); and
•
Expected dividend: None

The following table summarizes the RSU granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2021	3,001	7.70
Granted	2,354	5.94
Forfeit	(940)	7.91
Settled (i)	(906)	5.86
At December 31, 2022	3,509	6.94
Granted	2,588	4.90
Forfeit	(284)	6.61
Settled (i)	(2,094)	5.57
At December 31, 2023	3,720	6.32
Granted	2,511	6.75
Forfeit	(489)	6.58
Settled (i)	(1,902)	6.05
At December 31, 2024	3,840	6.70

(i)
The number of RSUs withheld for tax purposes was 417.3 thousand shares (603.2 thousand shares in 2023 and 234.1 thousand shares in 2022).

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

For the year ended December 31, 2024, there was US$16,935 (US$16,669 in 2023 and US$16,538 in 2022) of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 1.84 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the year ended December 31, 2024, was US$16,303 (US$19,071 in 2023 and US$12,390 in 2022). For the year ended December 31, 2024, the Group recorded in the capital reserve the amount of US$10,766 (US$13,776 in 2023 and US$12,066 in 2022).

The Company must withhold an amount for an employee's tax obligation associated with a share-based payment and transfer that amount to the tax authority on the employee's behalf. The Company is settling the share-based compensation on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee's tax obligation and only issuing the remaining shares on completion of the vesting period. If all of the shares outstanding as at December 31, 2024 were subsequently vested, the Group would be required to pay taxes of approximately US$9,369 (US$13,847 on December 31, 2023) considering the stock price as of December 31, 2024.

23.2.
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

Set out below are summaries of options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2021	23.57	12.37	6.35	5.47
Granted	—	—	—	—
Forfeit	(15.15)	12.78	—	5.82
Exercised	—	—	—	—
At December 31, 2022	8.42	13.48	5.35	5.66
Granted	—	—	—	—
Forfeit	—	—	—	—
Exercised	—	—	—	—
At December 31, 2023	8.42	14.81	4.35	6.17
Granted	—	—	—	—
Forfeit	(8.42)	13.08	—	5.49
Exercised	—	—	—	—
At December 31, 2024	—	—	—	—
Stock options exercisable as of December 31, 2024	—	—	—	—

The fair value of the stock options granted was calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

•
Strike Price - Average price weighted by the quantity granted;
•
Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
•
Risk-Free Interest Rate - Future CDI, according to the contractual term; and
•
Volatility - According to comparable peer entities listed on the stock exchange.

The following table summarizes the RSU granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2021	83.03	11.22
Granted	327.27	6.54
Forfeit	(76.24)	10.70
Settled (i)	(48.78)	9.69
At December 31, 2022	285.28	6.42
Granted	115.00	5.10
Forfeit	(82.25)	5.50
Settled (i)	(77.15)	7.17
At December 31, 2023	240.89	6.49
Granted	47.03	4.11
Forfeit	(0.50)	7.51
Settled (i)	(98.52)	5.17
At December 31, 2024	188.90	5.51

(i)
The number of RSUs withheld for tax purposes was 10.9 thousand shares (3.7 thousand shares in 2023).

For the year ended December 31, 2024, there was US$454.10 (2023 – US$733.36) of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 1.63 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the year ended December 31, 2024, was US$668 (US$615 in 2023). For the year ended December 31, 2024, the Group recorded in the capital reserve the amount of US$411 (US$421 in 2023).

The Company must withhold an amount for an employee's tax obligation associated with a share-based payment and transfer that amount to the tax authority on the employee's behalf. The Company is settling the share-based compensation on a net basis by withholding the number of shares with a fair value equal to the monetary value of the employee's tax obligation and only issuing the remaining shares on completion of the vesting period. If all of the shares outstanding as at December 31, 2024 were subsequently vested, the Group would be required to pay taxes of approximately US$148 (US$ 184 on December 31, 2023) considering the stock price as of December 31, 2024.

23.3.
Amounts recognized in the statement of profit or loss

The following table illustrates the classification of share-based compensation in the consolidated statements of profit and loss which includes both share-based compensation of VTEX and Loja Integrada, which includes social charges and taxes:

	December 31, 2024	December 31, 2023	December 31, 2022
Subscription cost	(200)	(205)	(502)
Services cost	(524)	(464)	(156)
General and administrative	(8,371)	(7,254)	(4,366)
Sales and marketing	(3,992)	(4,382)	(2,885)
Research and development	(3,884)	(7,380)	(4,844)
Total	(16,971)	(19,685)	(12,753)

24.
Financial Instruments
24.1.
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

The Group has the following financial instruments valued at amortized cost:

	December 31, 2024	December 31, 2023
Financial assets:
Cash and cash equivalents	18,673	28,035
Short-term investments	42,579	88,081
Trade receivables	63,903	51,537
Total	125,155	167,653
Financial liabilities:
Trade payables	15,839	14,829
Lease liabilities	3,312	4,096
Accounts payable from acquisition of subsidiaries	972	—
Total	20,123	18,925

(ii)
Financial instruments valued at fair value through profit or loss

The Group has the following financial instruments valued at fair value through profit or loss:

	Carrying amount
	December 31, 2024	December 31, 2023
Financial assets:
Short and long-term investments	163,205	95,293
Derivative financial instruments	-	53
Total	163,205	95,346

The Group uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, they are not speculative. The derivative financial instruments designated in hedge operations are initially recognized at fair value on the date on which the derivative contract is executed and are subsequently remeasured to their fair value. Changes in the fair value of any of these derivative instruments are immediately recognized in the income statement under "financial results, net."

For the years ended December 31, 2024 and 2023 the Group had positions in future derivative financial instruments designed as a hedge of foreign currency risk in Argentina, which was raised through Matba Rofex. The notional value is US$13,000 and the last maturity date is due February 2025.

The following amounts were recognized in profit or loss in relation to financial instruments:

	December 31, 2024	December 31, 2023	December 31, 2022
Net gain (loss) on financial instruments	(4,046)	516	2,364

The following amounts were recognized in profit or loss in relation to short and long-term investments:

	December 31, 2024	December 31, 2023	December 31, 2022
Net gain (loss) on short and long-term investments	7,605	9,823	(4,766)

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

	December 31, 2024
	Level 1	Level 2	Level 3
Assets
Short-term investments	153,556	—	—
Long-term investments	—	—	9,649

	December 31, 2023
	Level 1	Level 2	Level 3
Assets
Short-term investments	93,293	—	—
Long-term investments	—	—	2,000
Derivative financial instruments	—	53	—

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
•
the use of inputs other than quoted prices that are observable, such as transactions of the same or similar security and overall market and relevant industry/sector environment; and
•
for foreign currency forwards - the present value of future cash flows based on the forward exchange rates at the balance sheet date.

The majority of the resulting fair value estimates are included in level 1, except for a contingent consideration payable (“earn-out”), derivative financial instruments and long-term investments.

Fair value measurements using significant unobservable inputs (level 3)

The fair value of the earn-out classified as level 3 is calculated based on the judgment of the Group and the probability of meeting the goals of each acquisition made during the year. The sale and purchase agreement of each acquisition is established if the customers of the acquired entities migrate to the Groups platform and reach an agreed amount, the seller will be entitled to an earn-out.

Since October 2023, VTEX holds strategic investments in privately held equity securities of unquoted companies specializing in conversational commerce solutions and AI-driven platforms for data analytics and automation. The Company classified them as Level 3 within the fair value measurement framework The fair value of these investments is measured by commonly used market valuation techniques, including the market approach, and is supplemented with estimates such as revenue growth and liquidity.

The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. Judgments include considerations of inputs such as liquidity risk, credit risk, and volatility. For the year ended December 31, 2024 the key unobservable inputs used in the valuation model include EV/Revenue multiples. Sensitivity analysis indicates that a 10% increase or decrease in the EV/Revenue multiple results in a fair value change of US$850.

The following table presents the changes in level 3 items for the year ended on December 31, 2024 and 2023:

	Investment in unquoted company	Contingent consideration
At January 1, 2023	—	299
Earn-out adjustment	—	(299)
Additions	2,000	—
At December 31, 2023	2,000	—
Additions	6,024	—
Fair value adjustments	1,625	—
At December 31, 2024	9,649	—

b.
Fair value of other financial instruments at amortized cost

The Group also has several financial instruments which are not measured at fair value in the balance sheet. As at December 31, 2024, these instruments’ fair values are not different from their carrying amounts since the interest receivable/payable is either close to current market rates or the instruments are short-term in nature. Differences were identified for the following instruments at December 31, 2024:

	December 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Short-term investments	9,275	7,483	20,872	21,443
Total	9,275	7,483	20,872	21,443

24.2.
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

The main financial risks that the Group is exposed to in carrying out its activities are:

a.
Credit risk

Credit risk is the risk of a business counterpart not complying with obligations provided in a financial instrument or contract with the customer and resulting in a financial loss. In connection with credit risk related to financial institutions, the Group operates to diversify such exposure among market financial institutions.

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

To define the loss rate, customers were split into 4 different groups as follows:

•
tier 1 – customers with yearly GMV greater than 20 million US dollars;
•
tier 2 – customers with yearly GMV between 1 and 20 million US dollars;
•
tier 3 – customers with yearly GMV below 1 million US dollars; and

•
other – customers that do not sell through VTEX platform, such as marketplaces and partners or customers that operate only through business units other than VTEX, such as SMB.

The tier hypothesis was taken into consideration because of the nature of the businesses in each tier. The tier 1 customers, for example, have higher revenue, thus the fixed amount paid related to the take rate is lower, so the more they sell, the more they pay for VTEX. This is a large risk reducer, because when the customer has a larger cash flow coming from its commerce operation, they also have a larger invoice, reducing the risk of the invoice not getting paid. For tier 3 customers the fixed amount is larger compared to the variable one, and if the customer does not sell much the invoice will not reduce as much as in a tier 1 customer. The Group expects that the tier 1 customers would have a lower aging rate than tier 3 and 2 customers.

As of December 31, 2024 and 2023 the percentage provision per type of customer/revenue and age of balance are as follows:

	Days past due
	As of December 31, 2024
	Current	More than 30	More than 60	More than 120	More than 180	More than 270	More than 300
Tier 1	0.09%	1.16%	3.25%	14.39%	41.24%	94.11%	100.00%
Tier 2	0.48%	16.88%	39.60%	70.98%	86.48%	96.12%	100.00%
Tier 3	1.22%	23.03%	41.88%	71.39%	86.46%	99.24%	100.00%
Others	1.91%	13.35%	26.71%	61.69%	78.15%	98.90%	100.00%

	Days past due
	As of December 31, 2023
	Current	More than 30	More than 60	More than 120	More than 180	More than 270	More than 300
Tier 1	0.17%	1.49%	3.67%	14.72%	38.49%	85.78%	100.00%
Tier 2	0.45%	11.90%	27.72%	63.56%	83.38%	94.20%	100.00%
Tier 3	1.27%	23.08%	38.67%	65.30%	81.19%	98.04%	100.00%
Others	1.24%	8.26%	15.17%	49.70%	74.63%	98.90%	100.00%

Impairment losses on trade receivables and contract assets are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

The trade receivables by aging list and the reconciliation of expected credit losses to the opening loss are disclosed on note 7.

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

The table below presents the Group's non-derivative and derivatives financial liabilities divided into the relevant maturity group based on the remaining period from the end of the reporting period and the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year	Between 1 and 2 years	More than 2 years
December 31, 2024
Non-derivatives
Trade payables	15,839	—	—
Lease liabilities	1,617	1,307	611
Accounts payable from acquisition of subsidiaries	29	—	1,068
Total non-derivatives	17,485	1,307	1,679

	Less than 1 year	Between 1 and 2 years	More than 2 years
December 31, 2023
Non-derivatives
Trade payables	14,829	—	—
Lease liabilities	1,863	1,408	1,123
Total non-derivatives	16,692	1,408	1,123

c.
Market risk
(i)
Foreign Currency risk

The Group considers itself exposed mainly to market risk associated with unfavorable foreign currency movements related to contracts and investments in its subsidiaries as well as in costs and expenses.

The Group is hedging the exposure to foreign currency risk in Argentina. Refer to note 24.1 for additional details.

Foreign currency sensitivity analysis

The table below shows the impact on the Group’s net revenues, costs, operation expenses, net income (loss) from operation and equity for a positive and a negative 10% fluctuation as of December 31, 2024 for all subsidiaries with a functional currency other than U.S dollar.

	Foreign currency sensitivity analysis
	-10%	Actual	+10%
Net revenue	205,596	226,709	247,822
Costs and operating expenses	(197,328)	(216,606)	(235,884)
Income (loss) from operation	8,268	10,103	11,938
Total Shareholders’ equity	253,966	255,801	257,636

A sensitivity analysis is set out below, showing a scenario for foreign exchange risk on financial instruments, computed based on external data along with stressed scenarios (a range of 10% in the foreign exchange rates).

	Exposure at December 31, 2024	Risk	-10%	10%
Assets	3,281	Brazilian Real /U.S. Dollar	328	(328)
Liabilities	(3,204)	(2024 – 6.19 2023 – 4.85)	(320)	320
	77		8	(8)
Assets	104	Argentine Peso/U.S. Dollar	10	(10)
Liabilities	(801)	(2024 – 1,030.88 2023 – 808.47)	(80)	80
	(697)		(70)	70
Assets	536	Mexican Peso/U.S. Dollar	54	(54)
Liabilities	-	(2024 – 20.79 2023 – 16.93)	-	-
	536		54	(54)
Assets	8,452	British Pounds/U.S. Dollar	845	(845)
Liabilities	(3,152)	(2024 – 0.80 2023 – 0.79)	(315)	315
	5,300		530	(530)
Assets	102	Colombian Peso/U.S. Dollar	10	(10)
Liabilities	—	(2024 – 4,407.58 2023 – 3,873.55)	—	—
	102		10	(10)
Assets	679	Peruvian sol/U.S. Dollar	68	(68)
Liabilities	-	(2024 – 3.76 2023 – 3.71)	-	-
	679		68	(68)
Assets	292	Chilean Peso/U.S. Dollar	29	(29)
Liabilities	(1)	(2024 – 994.29 2023 – 878.87)	-	-
	291		29	(29)
Total at December 31, 2024	6,288		629	(629)

	Exposure at December 31, 2023	Risk	-10%	10%
Assets	16,226	Brazilian Real /U.S. Dollar	1,623	(1,623)
Liabilities	(3,284)	(2023 – 4.85 2022 – 5.29)	(328)	328
	12,942		1,294	(1,294)
Assets	1,763	Argentine Peso/U.S. Dollar	176	(176)
Liabilities	(52)	(2023 – 808.47 2022 – 177.10)	(5)	5
	1,711		171	(171)
Assets	211	Mexican Peso/U.S. Dollar	21	(21)
Liabilities	—	(2023 – 16.93 2022 – 19.48)	—	—
	211		21	(21)
Assets	11,421	British Pounds/U.S. Dollar	1,142	(1,142)
Liabilities	(11,962)	(2023 – 0.79 2022 – 0.83)	(1,196)	1,196
	(541)		54	54
Assets	558	Colombian Peso/U.S. Dollar	56	(56)
Liabilities	—	(2023 – 3,873.55 2022 – 4,846.04)	—	—
	558		56	(56)
Assets	1,078	Peruvian sol/U.S. Dollar	108	(108)
Liabilities	(759)	(2023 – 3.71 2022 – 3.81)	(76)	76
	319		32	32
Assets	912	Chilean Peso/U.S. Dollar	91	(91)
Liabilities	—	(2023 – 878.87 2022 – 852.17)	—	—
	912		91	(91)
Total at December 31, 2023	16,112		1,611	(1,611)

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

The Group’s cash, cash equivalents, restricted cash, short and long-term investments consist primarily of interest-bearing accounts held by our parent company in USD. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, the Group maintains its portfolio of cash equivalents in a variety of investment-grade securities, which include commercial papers, money market funds, and government and non-government debt securities. As of December 31, 2024, we are not materially exposed to the risk of changes in market interest rates.

24.3.
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

The Group monitors capital based on the adjusted net cash / net debt. Adjusted net cash / net debt is calculated as adjusted cash (including cash equivalents, short and long-term investments in the consolidated statement of financial position), net of debt (lease liabilities and accounts payable from acquisition of subsidiaries as shown in the consolidated statement of financial position).

The Group’s strategy is to keep positive adjusted net cash. The adjusted net cash as of December 31, 2024 and 2023 was as follows:

	December 31, 2024	December 31, 2023
Lease liabilities	3,312	4,096
Accounts payable from acquisition of subsidiaries	972	—
(-) Cash and cash equivalent	(18,673)	(28,035)
(-) Short and long-term investments	(205,784)	(183,374)
Adjusted net cash	(220,173)	(207,313)
Total Equity attributable to VTEX’s shareholders	255,745	240,293
Financial leverage ratio	86.09%	86.28%

25.
Loans and Financing

As of December 31, 2024, the Group did not have outstanding loans payable. The following table shows the changes in loans for the years ended December 31, 2024 and 2023:

	2024	2023
Opening balance on January 1	—	1,153
Loans from acquisition of subsidiaries	71	—
Payment of loans	(71)	(1,238)
Interest charged	—	4
Interest paid	—	(5)
Basis adjustment on the fair value hedge	—	42
Exchange differences	—	44
Closing balance on December 31	—	—
26.
Subsequent events

Acquisition of Newtail

On January 9, 2025, VTEX acquired 100% of the shares of Newtail Serviços de Tecnologia LTDA (“Newtail”), a privately held company specializing in the retail media business, for a total cash consideration of US$4,106. The acquisition is expected to expand the Group's retail media solutions. The financial effects of this acquisition, including the initial recognition of the assets, liabilities, and goodwill associated with the acquired company will be accounted for in the financial statements for the year ending December 31, 2025. At the date of approval of these financial statements, management is in the process of assessing the fair value of the identifiable assets and liabilities of Newtail at the acquisition date. In addition to the cash consideration, a separate agreement with the owners of the acquired company provides for an additional payment of US$1,644, covering a long-term non-compete agreement.

Subsequent share repurchase and canceling

During January and February of 2025, the Company canceled 1,500,247 Class A common shares, of which 72,584 shares were held in treasury as of December 31, 2024, and 1,427,663 were repurchased after December 31, 2024 under the repurchase share program.