Form 20-F
period 2025-12-31
VTEX
filed 2026-02-26
CIK 1793663

As filed with the Securities and Exchange Commission on February 26, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

The number of outstanding shares as of December 31, 2025 was 92,576,749 Class A common shares and 80,416,730 Class B common shares.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements: ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

Retail media means a form of advertising that allows brands to promote their products within a retailer’s or marketplace’s digital environment, such as search results or product detail pages, leveraging the retailer’s first-party data to target consumers at or near the point of purchase;

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

Take rate means the total revenue, or a specific component thereof, expressed as a percentage of the total value of the orders processed through our platform, including value-added taxes and shipping;

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

Prior to January 1, 2025, the Company historically prepared its financial statements in accordance with International Financial
Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Beginning with its consolidated financial statements for fiscal year beginning January 1, 2025, as part of our ongoing efforts to enhance ﬁnancial transparency and comparability with industry peers, we have voluntarily changed our basis of accounting from IFRS Accounting Standards to accounting principles generally accepted in the United States of America (“U.S. GAAP”). We believe that the adoption of U.S. GAAP may expand our access to a broader investor base, facilitate inclusion in additional stock indices, and improve ﬁnancial reporting alignment within our sector. This Form 20-F presents the Company’s audited financial statements in accordance with U.S. GAAP for the first time. See “Item 3. Key Information—D. Risk Factors —Certain Risks Relating to Our Business and Industry —Changes in accounting principles and financial reporting requirements could impact our reported financial results and reported financial condition.”

Unless otherwise noted, the financial information presented herein has been derived from our audited consolidated financial statements as of December 31, 2025 and 2024 and for the three years ended December 31, 2025, 2024 and 2023, together with the accompanying notes thereto, prepared in accordance with U.S. GAAP and included elsewhere in this annual report, or our consolidated financial statements.

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

Special Note Regarding Non-GAAP Financial Measures

This annual report presents certain Non-GAAP financial measures, which are not recognized under U.S. GAAP, specifically Free Cash Flow and FX Neutral measures. These Non-GAAP financial measures are provided to enhance investors’ overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the Non-GAAP financial measures provide useful information to both management and investors by giving effect to certain adjustments that may not be indicative of our core operating results and business outlook.

Free Cash Flow and FX Neutral measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations presented in accordance with U.S. GAAP. Additionally, our calculations of Free Cash Flow and FX Neutral measures may be different from the calculation used by other companies, including our competitors, and therefore, our measures may not be comparable to those of other companies.

Free Cash Flow

We calculate Free Cash Flow as our net cash provided by (used in) operating activities minus acquisition of property and equipment. Free Cash Flow is a measure used by management to understand and evaluate our liquidity and to generate future operating plans. The reduction of capital expenditures facilitates comparisons of our liquidity on a period-to-period basis and excludes items that we do not consider to be indicative of our liquidity. We believe that Free Cash Flow is a measure of liquidity that provides useful information to investors and others in understanding and evaluating the strength of our liquidity and future ability to generate cash that can be used for strategic opportunities or investing in our business in the same manner as our management and board of directors. Further, our definition of Free Cash Flow may differ from the definitions used by other companies and therefore comparability may be limited. Investors should consider Free Cash Flow alongside our other U.S. GAAP-based financial performance measures, such as net cash provided by (used in) operating activities, and our other U.S. GAAP financial results.

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

The FX Neutral measures were calculated by using the average monthly exchange rates for each month during 2023, 2024 and 2025, adjusted by inflation in countries with hyper-inflation, and applying them to the corresponding months in 2024 and 2025, as applicable, so as to calculate what our results would have been had exchange rates remained stable from one year to the next.

Market Data

This annual report contains data related to economic conditions in the market in which we operate. The information contained in this annual report concerning economic conditions is based on publicly available information from third-party sources that we believe to be reliable. Market data and certain industry forecast data used in this annual report were derived from our management’s knowledge and our experience in the industry, internal reports and studies, where appropriate, as well as estimates, market research, publicly available information and industry publications. We obtained the information included in this annual report relating to the Brazilian payment solutions markets, and more broadly, the industry in which we operate, as well as the estimates concerning market shares, through internal research, public information and publications on the industry prepared by official public sources, such as the Central Bank, Getúlio Vargas Foundation (Fundação Getúlio Vargas), or FGV, Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Gartner, Inc., or Gartner, EMARKETER, Digital Commerce 360, Fitch, Statista, amongst others.

The sources of certain statistical data, estimates, and forecasts contained in this annual report are derived from the following independent industry publications or reports:

•
Gartner® Voice of the Customer for Digital Commerce, May 2025;
•
Paradigm B2B Combine: Enterprise and Midmarket Editions, July 2025;
•
Gartner® Magic Quadrant™ for Digital Commerce, November 2025;
•
Gartner® Critical Capabilities for Digital Commerce, November 2025
•
The Business Research Company, Same-day Delivery Services Global Market Report 2026, December 2025;
•
EMARKETER Inc.: Worldwide Retail and Ecommerce Forecast 2025 Midyear Edition; July 2025
•
EMARKETER Inc.: Latin America Ecommerce Forecast 2025; July 2025
•
Fitch Solutions: Global Economic Outlook; December 2025
•
Statista: Latin America and the Caribbean: Gross domestic product (GDP) from 2020 to 2030, January 2026.

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

Industry publications, governmental publications and other market sources, including those referred to above, generally state that the information they include has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable. We have not independently verified it, and they are subject to change based on various factors, including those discussed in “Item 3. Key Information—D. Risk Factors.” Estimates of market and industry data are based on statistical models, key assumptions and limited data sampling, and actual market and industry data may differ significantly from estimated industry data. In addition, the data that we compile internally and our estimates have not been verified by an independent source. Information derived from management’s knowledge and our experience is presented on a reasonable, good faith basis. Except as disclosed in this annual report, none of the publications, reports or other published industry sources referred to in this annual report were commissioned by us or prepared at our request. Except as disclosed in this annual report, we have not sought or obtained the consent of any of these sources to include such market data in this annual report.

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

Emerging Growth Company Status

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the date of our first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, (b) in which we have total annual revenues of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30 (the end of our second fiscal quarter), and (2) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. As an emerging growth company, we are eligible – but are not required – to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, exemptions from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, and any Public Company Accounting Oversight Board, or PCAOB, rules, including any future audit rule promulgated by the PCAOB (unless the SEC determines otherwise). Accordingly, the information about us available to investors will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company.

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

We also plan to dedicate significant resources to sales and marketing programs, including search engine and other online advertising with respect to our small and medium business, or SMB platform, online stores, which represented 6.7% of our total revenue in the year ended December 31, 2025. The effectiveness of our online advertising may continue to vary due to competition for key search terms, changes in search engine use, and changes in search algorithms used by major search engines and other digital marketing platforms. If the cost of marketing our platform over search engines or other digital marketing platforms increases, our business and operating results could be adversely affected. Competitors also may bid on the search terms that we use to drive traffic to our website. Such actions could increase our marketing costs and result in decreased traffic to our website

If we fail to maintain or grow our brand recognition, our ability to expand our customer base will be impaired and our financial condition may suffer.

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

The market for ecommerce solutions is evolving and highly competitive. We expect competition to increase in the future from established competitors and new market entrants. We expect competition to persist and intensify in the future with the introduction of new technologies (such as artificial intelligence, or AI) and the entry of new companies into the market. This could harm our ability to increase sales, maintain or increase renewals and maintain our prices. We face intense competition from other software companies that may offer related ecommerce platform software solutions and services. Our competitors include larger companies that have acquired ecommerce platform solution providers in recent years. We also compete with custom software internally developed within ecommerce businesses. Our primary competitors are SAP Hybris, Oracle Commerce, Magento (an Adobe company), Salesforce Commerce Cloud (formerly known as Demandware), and Shopify Plus. In addition, we face competition from niche companies that offer point products that attempt to address certain of the problems that our platform solves.

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

We currently serve customers in 44 countries. For the years ended December 31, 2025 and 2024 we derived 31.2% and 32.5%, respectively, of our total revenue from customers located in Latin America outside Brazil, and 11.1% and 10.9%, respectively, of our total revenue from customers located in global markets1. Besides Brazil, we currently have customers in Argentina, Chile, Colombia, France, Italy, Mexico, Peru, Portugal, Romania, Spain, the United Kingdom and the United States, among other 31 countries. We are continuing to adapt and develop strategies to address international markets, but such efforts may not be successful.

1 Formerly reported as Rest of the World

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
•
our ability to comply with Brazilian Federal Law No. 13,709/2018, as amended (Lei Geral de Proteção de Dados Pessoais), or the LGPD, the European Union General Data Protection Regulation (GDPR), the United States local state laws (including, for example, the California Consumer Privacy Act – CCPA) and in and laws, regulations and industry standards relating to data privacy, data localization and security enacted in other countries and regions in which we operate or do business;
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
•
impact and effects arising from the conflict between Russia and Ukraine and the conflicts in Middle East following the attack by Hamas on Israel from the Gaza Strip started in 2023 and other global conflicts.

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

While we issue stock options or other equity awards as key components of our overall compensation and employee attraction and retention efforts, we are required under U.S. GAAP to recognize compensation expense in our operating results for employee share-based compensation under our equity grant programs, which may increase the pressure to limit share-based compensation and jeopardize our ability to hire, retain and motivate qualified personnel.

The loss of our qualified personnel, as well as any difficulty to attract and replace them in a timely manner, may cause an adverse effect on our business and results of operations.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management, including our Founders and Co-Chief Executive Officers, Geraldo do Carmo Thomaz Júnior and Mariano Gomide de Faria, and other key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of one or more of our executive officers or key employees could have a serious adverse effect on our business causing significant delays or prevent the achievement of our strategic objectives. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period; therefore, they could terminate their employment with us at any time. In addition, some of the members of our current senior management team have only been working together for a short period of time, which could adversely impact our ability to achieve our goals. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business and could affect our corporate culture. In addition, if the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, it could adversely affect our business and future growth prospects.

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

Strategic technology partners and third parties may not be successful in building integrations, co-marketing our platform to provide a significant volume and quality of lead referrals or continuing to work with us as their products evolve. Identifying, negotiating and documenting relationships with additional strategic technology of partners requires significant resources. Integrating third-party technology can be complex, costly and time-consuming, and third parties may be unwilling to build such necessary integrations. Consequently, we may be required to devote additional resources to develop integrations for business applications on our own. Providers of business applications with which we have integrations may decide to compete with us or enter into arrangements with our competitors, resulting in such providers withdrawing support for our integrations. Any failure of our platform to operate effectively with third-party business applications could reduce the demand for our platform, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to these changes or failures in a cost-effective manner, our platform may become less marketable, less competitive, or obsolete, and our results of operations may be negatively impacted.

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

We collect, transmit, use, disclose, store and process personal information, including credit card information and other confidential information, of our employees, our business partners, our customers and their end-consumers. Third-party applications may also collect, transmit, use, disclose, store and process such personal information, credit card information and other confidential information. In addition, third-party applications may run arbitrary code within our infrastructure without our consent or knowledge to extend access to our platform. We cannot and do not proactively monitor the content that our customers upload, or the information provided to us through the applications integrated with our ecommerce platform; therefore, we do not control the substance of the content on our servers, which may include personal information. Although we require users of our ecommerce platform to adopt and secure credentials in order to access it and use encryption and authentication technologies to secure the transmission and storage of data, these security measures may be compromised as a result of illegal activities by unauthorized persons, employee error, malfeasance, faulty credential management, or other irregularity which may cause unauthorized access to our customers’ - and their end consumers’ - data in our platform. Also, our employees customers, or customers contractors may inadvertently or be fraudulently instructed by third parties to disclose credentials, usernames, passwords or other access keys , which may, in turn, be used to access our ecommerce platform, commit identity theft or carry out other prohibited activities, including the irregular collection and use of personal information of our customers and their end-consumers.

We also use third-party service providers and subprocessors to help us deliver services to customers and their end-consumers. These service providers and subprocessors may also collect, transmit, use, disclose, store and process personal information, credit card information and/or other confidential information of our employees and customers. Additionally, while we believe we comply with Payment Card Industry Data Security Standard, or PCI DSS, our subprocessors may not. This information, and the information technology systems that store such information, have in the past and may in the future be the target of unauthorized access or intrusion, or subject to security breaches and other incidents, including as a result of third-party action, employee or contractor error, nation state malfeasance, malware, phishing, computer hackers, system error, software bugs or defects, process failure or otherwise. As a result, we may experience ransomware and other cybersecurity incidents that can disrupt services, corrupt or exfiltrate data, or impair systems as a result of attacks to our third-party services. Although we maintain segregated architectures and implement protections—including antivirus, firewall rule reviews, and vulnerability scanning—no control can prevent or promptly detect all threats. Any such incident could cause service interruptions, data loss, increased costs, regulatory actions, legal liability, reputational harm, and could materially and adversely affect our business, financial condition, and results of operations.

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

Many companies that provide services similar to ours have also reported a significant increase in cyberattack activity. In addition, in the past, some of our customers have been subject to distributed denial of service, or DDoS, attacks, a technique used by hackers to take an internet service offline by overloading its servers. Our platform may be subject to similar DDoS attacks in the future. In addition, because we leverage third-party partners and service providers, including cloud, software, data center and other critical technology vendors to deliver our solutions, we rely heavily on the data security practices and policies adopted by these third-party service providers. Our ability to monitor our third-party service providers’ data security is limited. A vulnerability in our third-party service providers’ software or systems, a failure of our third-party service providers’ safeguards, policies or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity or availability of our systems or the data housed in our third-party solutions. In addition, we may also become liable in the event our third-party service providers and subprocessors are subject to security breaches, privacy breaches or other cybersecurity threats. Additionally, we adopted measures to address the security flaw with this third-party service provider. We cannot guarantee that any similar incidents may not occur again and adversely affect our operations. We and our third-party service providers and partners may be unable to anticipate or prevent techniques used in the present or in future to obtain unauthorized access or to sabotage systems and cannot guarantee that applicable recovery systems, security protocols, network protection mechanisms, authentication processes and other procedures are or will be adequate to prevent network and service interruption, system failure or data loss. Since techniques used to obtain unauthorized access change frequently and the sophistication and size of DDoS and other cybersecurity attacks is increasing, we may be unable to implement adequate preventative measures or stop the attacks while they are occurring. Any actual or perceived DDoS attack or other security breach or incident could delay or interrupt service to our customers and their customers, could result in loss, compromise, corruption or disclosure of confidential information, intellectual property and sensitive and personal data or data we rely on to provide our solutions, may deter consumers from visiting our customers’ shops, damage our reputation and brand, expose us to a risk of litigation, indemnity obligations and damages for breach of contract, cause us to incur significant liability and financial loss and be subject to regulatory scrutiny, investigations, proceedings and penalties, and require us to expend significant capital and other resources to alleviate problems caused by any such DDoS attack or other security breach or incident and implement additional security measures.

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

We are also subject to federal, state and foreign laws regarding cybersecurity and the protection of data. See “—Our business is subject to the APAC region, the European Union and United Kingdom, Latam and the United States data protection and information security laws, regulations, rules, standards, policies and contractual and other legal obligations, and our customers may also be subject to such laws and regulations. Any actual or perceived failure of our products to comply with or enable our customers to comply with such applicable laws and regulations would harm our business, results of operations and financial condition.”

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

We rely on third-party and open-source software for our platform. Our inability to obtain third-party licenses for such software, or obtain them on favorable terms, or any errors or failures caused by such software could adversely affect our business, results of operations and financial condition. In addition, our use of open-source software could negatively affect our ability to sell our products and subject us to possible litigation.

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

In addition, our platform and some of our products incorporate open-source software, and we expect to continue to incorporate open-source software in our products and platform in the future. Open-source software is generally freely accessible, usable and modifiable. Few of the licenses applicable to open-source software have been interpreted by courts, and there is a risk that these licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to commercialize our products and platform. Moreover, although we have implemented policies to regulate the use and incorporation of open-source software into our products and platform, we cannot be certain that we have not incorporated open-source software in our products or platform in a manner that is inconsistent with such policies. If we fail to comply with open-source licenses, we may be subject to certain requirements, including requirements that we offer our products that incorporate the open-source software for no cost, that we discontinue our products that incorporate the open-source software, that we make available source code for modifications or derivative works we create based upon, incorporating or using the open-source software and that we license such modifications or derivative works under the terms of applicable open-source licenses. If an author or other third party that distributes such open-source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations and could be subject to significant damages, enjoined from generating revenue from customers using products that contained the open-source software and required to comply with onerous conditions or restrictions on these products. In any of these events, we and our customers could be required to seek licenses from third parties in order to continue offering our products and platform and to re-engineer our products or platform or discontinue offering our products to customers in the event we cannot re-engineer them on a timely basis. Any of the foregoing could require us to devote additional research and development resources to re-engineer our products or platform, could result in customer dissatisfaction and may adversely affect our business, results of operations and financial condition. Additionally, the use of certain open-source software can lead to greater risks that the use of third-party commercial software, as open-source licensors generally make their open-source software available “as-is” and do not provide updates, warranties, support, indemnities or other contractual protections regarding infringement claims or quality of the code.

Since AI became central to our product roadmap and operating model, failures to develop, deploy, secure, and govern AI effectively, or constraints on the data, infrastructure, or ecosystem our AI depends on, could materially and adversely affect our business, financial condition, and results of operations.

We embed AI across our platform (including copilots for support, onboarding, promotions, analytics, and logistics) and use it to optimize internal processes. AI systems may produce errors or biased outcomes, “hallucinate,” drift in performance, or be misused; they may also contain security or IP vulnerabilities or fail to meet customer expectations for accuracy, explainability, or uptime. Any such issues could degrade customer outcomes, erode trust, trigger contractual or tort claims, and harm our reputation.

Our multi-tenant architecture and role as a commerce data aggregator are competitive advantages, but changes in law or policy (e.g., privacy, AI governance), customer permissions or opt-outs, third-party platform rules, or data quality could limit our ability to train or operate models at scale, increase compliance costs, require product re-engineering, or reduce model performance and differentiation.

We also rely on third-party compute, model APIs, accelerators, and open-source components; outages, deprecations, pricing changes, usage caps, licensing disputes, or security issues could disrupt features, raise costs, or compress margins.

Although we remain competitive and haven't seen significant commerce platform market changes, the competitive landscape is evolving quickly: incumbents, new entrants, or even enterprise customers may use accessible AI to build, enhance, or internalize capabilities that compete with ours, reducing demand or pricing power.

In addition, emerging and fragmented AI regulation may impose obligations for risk assessments, documentation, transparency, content controls, or human oversight; failure to comply could result in investigations, fines, injunctions, or product limitations. If we cannot consistently demonstrate measurable benefits from AI, or if costs, constraints, or compliance burdens rise, our growth, profitability, and ability to compete could be materially adversely affected.

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

Our business is subject to the APAC region, the European Union and United Kingdom, Latam and the United States data privacy, data protection and information security laws, regulations, rules, standards, policies and contractual and other legal obligations, and our customers may also be subject to such laws and regulations. Any actual or perceived failure of our products to comply with or enable our customers to comply with such applicable laws and regulations would harm our business, results of operations and financial condition.

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

For example, in Brazil, current practices involving the treatment of personal data are governed by certain sector laws, such as Law No. 8,078/1990, or the Brazilian Consumer Defense Code, and Law No. 12,965/2014, or the Brazilian Civil Rights Framework for the Internet. In addition, LGPD came into force on September 18, 2020, to regulate the processing of personal data. The LGPD applies to individuals or legal entities and private or government entities who process personal data in Brazil or collect personal data in Brazil or, further, when their processing activities have the purpose of offering or supplying goods or services to data subjects located in Brazil. The LGPD establishes detailed rules for processing personal data, which includes the collection, use, transfer and storage of personal data and affects all economic sectors, including the relationship between customers and suppliers of goods and services, employees and employers and other relationships in which personal data is collected, whether in a digital or physical environment.

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

In the United States, California enacted the California Consumer Privacy Act, or CCPA, which took effect in January 2020 and imposes several obligations on companies that do business in California that are different from the obligations set forth in the GDPR. For example, the CCPA provides that covered companies must provide new disclosures to California consumers and afford such consumers new data privacy rights that include the right to request a copy from a covered company of the personal information collected about them, the right to request deletion of such personal information, and the right to request to opt-out of certain sales of such personal information. The California Attorney General can enforce the CCPA, including seeking an injunction and civil penalties for violations. The CCPA also provides a private right of action for certain data breaches, which is expected to increase data breach litigation. In addition, effective beginning January 1, 2023, the California Privacy Rights and Enforcement Act, or the CPRA imposes additional obligations on companies covered by the legislation and will significantly modify the CCPA, including by expanding California residents’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and CPRA. It remains unclear how various provisions of the CCPA and CPRA will be interpreted and enforced, and we may be required to modify our data practices and policies and incur substantial costs in an effort to comply. Certain other state laws, including the recently enacted Virginia Consumer Data Protection Act, impose similar privacy obligations and all 50 states have laws including obligations to provide notification of certain security breaches to affected individuals, state officials and others.

In the APAC region, Data Protection Authorities have applied substantial penalties in case of privacy or security breaches. For example, in Australia, the Data Protection Authority (ACMA) collected over USD 13.5 million in fines for certain privacy violations (e.g. for unsolicited marketing emails) in 2024. In South Korea, there are multiple laws governing protection of personal data, cybersecurity infrastructure such as cloud computing, and cybersecurity measures. South Korean privacy laws provide not only administrative penalties up to 3% of a company’s annual revenue, but also to criminal liability (maximum of 10 years of imprisonment) and punitive damages in the amount of five times the damages suffered by the data subject. Singapore has been going through several reforms on its data protection law and cybersecurity acts, adopting mandatory notification in case of breach and creating new types of privacy offenses, which can trigger penalties of up to 10% of a company’s annual turnover.

Several jurisdictions in the Middle East have enacted, or are in the process of enforcing, comprehensive data protection and cybersecurity laws that may impose additional compliance obligations and potential liabilities on companies operating in, or offering services in, the region. For example, the United Arab Emirates has adopted the Federal Decree-Law No. 45 of 2021 on the Protection of Personal Data, as well as data protection regimes applicable in certain free zones, such as the DIFC Data Protection Law No. 5 of 2020 and the ADGM Data Protection Regulations. Saudi Arabia has enacted the Personal Data Protection Law (PDPL), and Qatar and Bahrain have implemented Law No. 13 of 2016 and Law No. 30 of 2018 on personal data protection, respectively. These regulatory frameworks are relatively recent and continue to evolve, and their interpretation and enforcement by local authorities may be uncertain, which could increase compliance costs and expose us to fines, penalties or other enforcement actions.

Rules for international data transfers from countries in the APAC region to other countries widely resemble the framework of the General Data Protection Regulation 2016/679, or the GDPR, in terms of requirements of adequacy decisions, proper legal basis, and cross-border security measures.

As our operations grow in the region, we may become increasingly more exposed to the regulatory reach of these authorities. In addition, a number of countries in the APAC region have adopted rules for international data transfers from countries in the APAC region that resemble the framework of the GDPR in terms of requirements of adequacy decisions, proper legal basis and cross border security measures. In this heavily regulated scenario, any perceived lack of ability to comply with local laws may negatively affect our ability to attract new customers in the region.

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

In addition, our international subsidiaries may maintain net assets that are denominated in currencies other than the functional operating currencies of these entities. As we continue to expand our international operations, we become more exposed to the effects of fluctuations in currency exchange rates. The results of operations in the countries where we operate are exposed to foreign exchange rate fluctuations as the financial results of the applicable subsidiaries are translated from the local currency into U.S. dollars upon consolidation. If the U.S. dollar weakens against foreign currencies, the translation of these foreign-currency-denominated transactions will result in increased revenues, operating expenses and net income. Similarly, our revenues, operating expenses and net income will decrease if the U.S. dollar strengthens against foreign currencies. In the years ended December 31, 2025, and 2024, 22.0% and 20.8% of our total revenue were denominated in, or linked to, U.S. dollars, respectively. Although subscription revenue in the years ended December 31, 2025, and 2024 grew 7.9% and 14.8% in U.S. dollars, our reporting and functional currency, and 9.5% and 20.5% on an FX neutral basis, the foreign currency exchange rates in 2025 relative to 2024 and 2024 relative to 2023 resulted in a decrease of 1.4% and a decrease of 4.8% in our subscription revenue growth, respectively.

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

Our terms of service prohibit our customers from using our platform to engage in illegal activities and our terms of service permit us to take down a customer’s online shop if we become aware of such illegal use. Customers may nonetheless engage in prohibited or illegal activities or upload store content in violation of applicable laws, which could subject us to liability. We could also be subject to liability under applicable law, which may not be fully mitigated by our terms of service. Any liability attributed to us could adversely affect our brand, reputation, ability to expand our subscriber base, and financial results. Furthermore, our brand may be negatively impacted by the actions of customers that are deemed to be hostile, offensive, inappropriate or illegal. We do not proactively monitor or review the appropriateness of the content of our customers’ shops, and we do not have control over customer activities. The safeguards we have in place may not be sufficient for us to avoid liability or avoid harm to our brand, especially if such hostile, offensive, inappropriate or illegal use is high profile, which could adversely affect our business and financial results.

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

We are a Cayman Islands exempted company with limited liability. Our material assets are our direct and indirect equity interests in our subsidiaries. We are, therefore, dependent upon payments, dividends and distributions from our subsidiaries for funds to pay our holding company’s operating and other expenses and to pay future cash dividends or distributions, if any, to holders of our Class A common shares. The amount of any dividends or distributions which may be paid to us from time to time will depend on many factors including, for example, such subsidiaries result of operations and financial condition; limits on dividends under applicable law; its constitutional documents; documents governing any indebtedness; applicability of tax treaties; and other factors which may be outside our control. Furthermore, exchange rate fluctuation will affect the U.S. dollar value of any distributions our subsidiaries (which are currently mostly located in Brazil, Argentina and Colombia) make with respect to our equity interests in those subsidiaries. See “—Certain Risks Relating to Latin America—Significant foreign currency exchange controls and currency devaluation in certain countries in which we operate which may have adverse effects on the economies of such countries, us and the price of our Class A common shares,” “The ongoing economic uncertainty and political instability in Brazil and the other countries in which we operate may harm us and the price of our Class A common shares” and “Dividends and Dividend Policy.”

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

We are required by our payment processors to comply with payment card network operating rules and standards, and we have agreed to reimburse our payment processors for any fees or fines they are assessed by payment card networks as a result of any rule violations by us or our customers. We may also be directly liable to the payment card networks for rule violations. Payment card networks set and interpret such operating rules and standards, which govern a variety of areas, including how customers may use their cards, the security features of cards, security standards for processing, data protection and information security and allocation of liability for certain acts or omissions, including liability in the event of a data breach. Participants are subject to audit by the payment card networks to ensure compliance with applicable rules and standards. The payment card networks could adopt new operating rules or interpret or reinterpret existing rules that we or our processors might find difficult or even impossible to follow or costly to implement.

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

The timing of our sales with our customers and related revenue recognition is difficult to predict because of the length and unpredictability of the sales cycle for these customers. Mid-market and large enterprise customers, particularly those in highly regulated industries and those requiring customized applications, may have an even further lengthy sales cycle for the evaluation and implementation of our platform. This caused and may continue to cause a delay between increasing operating expenses for such sales efforts and, upon successful sales, the generation of corresponding revenue. We are often required to spend significant time and resources to better educate our potential customers and familiarize them with our platform. Our sales cycle for these customers, from initial evaluation to contract execution, is generally 8 to 12 months for large enterprise customers and 4 to 8 months for small and mid-market customers but can vary substantially.

In 2022, heightened macroeconomic uncertainty adversely affected our customers’ planning and decision-making processes, resulting in prolonged sales cycles, extended implementation periods, and longer ramp-up times for new customers. Beginning in

2023, we observed a relative stabilization in our sales cycles compared to prior periods, with only marginal improvements in implementation timelines and customer ramp-up periods. During 2024, sales cycles remained generally consistent with 2023 levels. However, in 2025, we have continued to experience elongated sales cycles, driven in part by a persistently challenging macroeconomic environment that has continued to impact customer budgeting, approval processes, and purchasing decisions. Despite periods of apparent stabilization, our sales cycle remains inherently uncertain, subject to macroeconomic conditions and customer-specific factors, and difficult to predict. Accordingly, we cannot assure that trends observed in prior periods will continue or that sales cycles will shorten in the future.

Although we have begun to incorporate AI and automation tools across certain aspects of our sales, marketing, and customer engagement processes with the objective of improving efficiency and decision-making, including potentially reducing the duration of certain stages of our sales cycle, these initiatives are still evolving. The extent to which the use of AI may contribute to shorter sales cycles, improved conversion rates, or more predictable revenue recognition remains uncertain and dependent on a variety of factors, including customer adoption, regulatory considerations, data quality, and integration with existing processes. Accordingly, we cannot assure that the use of AI or automation will result in shorter sales cycles, improved sales efficiency, or enhanced financial performance in future periods.

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

In addition, we may be subject to additional obligations to collect and remit sales tax and other taxes. The jurisdictions in which we operate have differing rules and regulations governing sales, use, value-added and other taxes, and these rules and regulations are subject to varying interpretations that may change over time. In particular, the applicability of such taxes to our ecommerce platform in various jurisdictions is unclear. These jurisdictions’ rules regarding tax nexus are complex and vary significantly. As a result, we could face tax assessments and audits. Our liability for these taxes and associated penalties could exceed our original estimates. Jurisdictions in which we have not historically collected or accrued sales, use, value-added, or other taxes could assert our liability for such taxes. This could result in substantial tax liabilities and related penalties for past sales. It could also discourage customers from using our platform or otherwise harm our business and operating results.

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

Loss of, or adverse modifications to, certain tax benefits that we enjoy in Brazil could have a negative impact on our operating results and profitability.

Our Brazilian subsidiaries enjoy a social contribution benefit introduced by the Brazilian government in 2011 as a stimulus to labor intensive companies pursuant to Brazilian Federal Law 12,546/11, named Contribuição Previdenciária sobre a Receita Bruta (CPRB). Under this benefit, employers of specific business segments can elect to pay their share of social contribution at rates of up to 4.5% on gross revenues instead of 20.0% on payroll. This benefit was originally designed to be effective for a limited period of time, but it has been extended several times since its introduction until the enactment of Law 14,973/2024, which determines a gradual phase out of CPRB along with a gradual restoration of the social contribution tax on payroll. This hybrid model will be effective from January 2025 to December 2027. From January 2028 onwards only the social contribution on payroll will be levied, at the rate of 20%. The actual impact of this change on the results of VTEX Brasil will depend on a combination of revenue and payroll growth over time.

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

Although we generated net income in 2025 and 2024, we recorded net losses in 2023, and recording net losses in the future remain possible as we pursue our growth strategy. We may face challenges in generating sufficient revenue to sustain profitability. Furthermore, our recent growth rates may not reflect future performance, as our success depends on attracting new customers, retaining existing ones, and increasing sales across both groups—especially in the event of stagnant e-commerce growth, adverse shifts in consumer spending, or broader economic downturns.

In 2023 we recorded net losses, with 2024 and 2025 marking the first two consecutive years in which we generated net income. Net losses remain possible as we execute our growth strategy with a focus on high efficiency. We may not be able to generate sufficient revenue to achieve and sustain profitability.

We generated a net income of US$20.0 million in the year ended December 31, 2025 and US$15.8 million in the year ended December 31, 2024 We experienced revenue growth, recording a 6.1% increase in total revenue to US$240.5 million in the year ended December 31, 2025, from US$226.7 million in the year ended December 31, 2024, and 12.9% increase in total revenue in the year ended December 31, 2024, from US$200.8 million in the year ended December 31, 2023. We principally generate revenue through subscription plans, which consist of a fixed fee component and a revenue-sharing component based on a percentage of our customers’ GMV. Our subscription plans typically have terms ranging from 12 to 36 months. Our customers are under no obligation to renew their subscriptions upon expiration and may terminate their subscriptions upon short notice. As a result, notwithstanding growth in the number of customers with ARR above US$250 thousand using our platform in recent years, we cannot assure that we will continue to attract new customers, retain existing customers, or increase sales to new or existing customers. In addition, our results may be adversely affected if we lose or forego income derived from commission fees charged to marketplace partners, payment providers, or other services offered through our app store.

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

Furthermore, in future periods, we may not be able to attract new customers and sustain revenue growth consistent with our recent growth, or at all. We believe our ability to attract new customers, and our revenue growth depends on a number of factors, including:

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

Also, to the extent there is a challenging macroeconomic environment or sustained general economic downturn which adversely impact consumer spending in the countries in which we operate, or our software is perceived by customers and potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected. Our revenue may also be disproportionately affected by delays or reductions in general information technology spending. Competitors, many of whom are larger and more established than we are, may respond to market conditions by lowering prices and attempting to lure away our customers. We cannot predict the timing, strength, or duration of any economic slowdown, instability, or recovery, generally or within any particular industry. If macroeconomic conditions of or the markets in which we operate worsen from present levels, our business, results of operations and financial condition could be materially and adversely affected.

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

Changes in accounting principles and financial reporting requirements could impact our reported financial results and reported financial condition.

Prior to January 1, 2025, the Company historically prepared its financial statements in accordance with IFRS Accounting Standards. Beginning with its consolidated financial statements for fiscal periods ending after January 1, 2025, we have voluntarily changed our basis of accounting from IFRS Accounting Standards to U.S. GAAP. This Form 20-F presents the Company’s audited financial statements in accordance with U.S. GAAP for the first time.

The preparation of our consolidated financial statements in accordance with U.S. GAAP rather than IFRS Accounting Standards has caused us to report results and could cause us to report results in the future which are different than what our results would have been had we continued to report in accordance with IFRS Accounting Standards. Because our reported results for the year ended December 31, 2025, 2024 and 2023 and for future periods may be different from our results had they been prepared under IFRS Accounting Standards, you may not be able to meaningfully compare our prior financial statements under IFRS Accounting Standards with our financial statements under U.S. GAAP.

Going forward, changes in U.S. GAAP could require us to change the way in which our future results are determined or require a retrospective adjustment of reported results. Such changes could relate to the fair value of assets and liabilities, the recognition of revenue and expenses, the accounting for acquired entities, as well as related income tax effects. Any such changes could result in material changes to our financial results.

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

With respect to Argentina, as of 2025 the spread between the official exchange rate and other exchange rates narrowed compared to prior periods, and certain capital controls were eased, improving access to capital markets and enabling increased ability for companies to transfer funds outside Argentina. In addition, the Impuesto PAIS (Impuesto Para una Argentina Inclusiva y Solidaria), an emergency tax on the purchase of foreign currency that increased the cost of foreign exchange transactions, expired on December 23, 2024 as originally scheduled.

Despite these developments, Argentina has historically been subject to foreign exchange controls, capital flow restrictions, and taxes on foreign currency transactions that have materially limited the ability of companies to retain foreign currency or remit funds outside the country. Accordingly, we cannot assure that similar restrictions, controls, or taxes will not be reinstated, expanded, or modified in the future. Any such measures could adversely affect our ability to access foreign currency, transfer funds outside Argentina, increase our operating costs, and materially adversely affect our business, results of operations, and financial condition.

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

Throughout this period, for example, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. The exchange rate reported by the Central Bank was R$4.841 per US$1.00 on December 31, 2023, R$6.192 per US$1.00 on December 31, 2024, R$5.502 per US$1.00 on December 31, 2025 and R$5.128 per US$1.00 on February 25, 2026. There can be no assurance that the real will not again depreciate against the U.S. dollar or other currencies in the future.

The value of the Mexican peso has also been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2023, 2024 and 2025, the Mexican peso appreciated 13.1%, depreciated 23.0% and appreciated 13.4% respectively, against the U.S. dollar in nominal terms. There can be no assurance that the Mexican peso will not again depreciate against the U.S. dollar or other currencies in the future.

The value of the Colombian peso has also been subject to significant fluctuations with respect to the U.S. dollar in the past and may be subject to significant fluctuations in the future. In 2023, 2024 and 2025 the Colombian peso appreciated 20.1%, depreciated 12.0% and appreciated 14.8% respectively, against the U.S. dollar in nominal terms. There can be no assurance that the Colombian peso will not again depreciate against the U.S. dollar or other currencies in the future.

The value of the Argentine peso has been subject to significant devaluation against the U.S. Dollar in the past. In 2023, 2024 and 2025 the Argentine peso depreciated 356.5%, 21.4%, and 41.3% respectively, against the U.S. dollar in nominal terms. There can be no assurance that the Argentine peso will not again depreciate against the U.S. dollar or other currencies in the future.

See “—We face exposure to foreign currency exchange rate fluctuations, and such fluctuations could adversely affect our business, results of operations and financial condition.”

The ongoing economic uncertainty and political instability in Brazil, Argentina and the other countries in which we operate, may harm us and the price of our Class A common shares.

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

On November 19, 2023, Javier Milei was elected President of Argentina after campaigning on a platform that included proposals to dollarize the economy and dismantle the Central Bank. Shortly after taking office, his administration implemented a significant devaluation of the Argentine peso and introduced a series of deregulation and fiscal adjustment measures aimed at addressing Argentina’s long-standing economic imbalances. During 2024, these policies contributed to a deceleration in inflation from 211% for the year ended December 31, 2023, to 117.7% for the year ended December 31, 2024, with monthly inflation rates declining materially over that period. However, these measures were also accompanied by a deterioration in social conditions, including an increase in poverty levels, which peaked at levels exceeding 50% during 2024.

During 2025, Argentina continued to experience a complex economic and political environment. While inflation continued to moderate compared to prior years and certain macroeconomic indicators showed signs of stabilization, the country remains exposed to significant economic, social, and political risks. President Milei has reiterated his commitment to structural reforms, including eventual dollarization, but has indicated that implementation would depend on political support and broader economic conditions, including outcomes of the 2025 legislative elections, which resulted favorable. Argentina’s relationship with international financial institutions, including the International Monetary Fund (“IMF”), remains a key factor influencing the sustainability of these reforms.

We cannot predict whether President Milei will be able to maintain sufficient political and institutional support to continue or deepen his reform agenda, nor can we predict whether additional or alternative economic measures may be adopted. Any failure to implement or sustain reforms, renewed macroeconomic instability, or the adoption of additional controversial measures could materially adversely affect Argentina’s inflation levels, economic outlook, and financial markets, which in turn could adversely affect our business, financial condition, results of operations, and the trading price of our Class A common shares. See “—Inflation and certain government measures to curb inflation may have adverse effects on the economies of the countries where we operate, our business and the price of our Class A common shares.”

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

According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo), or IPCA, which is published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, Brazilian inflation rates were 4.3%, 4.8% and 4.6% for the years ended December 31, 2025, 2024 and 2023, respectively. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our Class A common shares. One of the tools used by the Brazilian government to control inflation levels is its monetary policy, specifically in regard to the official Brazilian interest rate. An increase in the interest rate restricts the availability of credit and reduces economic growth, and vice versa. During recent years, there has been significant volatility in the official Brazilian base interest rate, which ranged from 14.25%, on December 31, 2015 to 2.00% on December 31, 2020, increasing to 13.75% on December 31, 2022, 11.75% on December 31, 2023, 12.25% on December 31, 2024, and 15.00% on December 31, 2025. As of the date of this annual report, the official Brazilian base interest rate is 15.00%. This rate is set by the Monetary Policy Committee of the Central Bank of Brazil (Comitê de Política Monetária), or COPOM. Any change in interest rate, in particular any volatile swings, can adversely affect our growth, indebtedness and financial condition.

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

The increasing level of inflation in Argentina has generated pressure for further depreciation of the Argentine peso, which depreciated against the U.S. dollar by 22.0% and 72.5% in 2021 and 2022, respectively. Argentina’s president, Javier Milei, took office on December 10, 2023, and one of his first official measure as president was to devaluate the Argentine peso in 54% against the U.S. dollar, making the official exchange rate reach 800 Argentine pesos per US$1.00, from 365 Argentine pesos per US$1.00, in the day immediately following the adoption of the measure. As a result, accumulated depreciation of the Argentine peso against the U.S. dollar was of 41.3% in 2025. This strategy, however, was adopted without any plans from the Argentine government to contain price increases, which could potentially lead to extreme inflation levels in the near future. If the current Argentine government is unable to address Argentina’s structural inflationary imbalances, the prevailing high rates of inflation may continue, which would have an adverse effect on Argentina’s economy and our business.

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

As of December 31, 2025, the sovereign credit ratings for Argentina were CCC+, Caa1 and CCC+, as set by Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, respectively.

As of December 31, 2025, the sovereign credit ratings for Brazil were BB, Ba1 and BB, as set by Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, respectively.

As of December 31, 2025, the sovereign credit ratings for Colombia were BB, Baa3 and BB, as set by Standard & Poor’s, Moody’s Investors Service and Fitch Ratings, respectively.

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

Our performance currently depends on the overall health and growth of the economies in which we operate in Latin America. On an aggregate, real GDP growth in FX Neutral of Latin American countries has fluctuated over the past few years, with a 3.5% compound annual growth rate (CAGR) between 2020 and 2025, according to Fitch. Growth is limited by inadequate infrastructure, including potential energy shortages and deficient transportation, logistics and telecommunication sectors, general strikes, the lack of a qualified labor force (particularly developers), and the lack of private and public investments in these areas, which limit productivity and efficiency. Any of these factors could lead to labor market volatility and generally impact income, purchasing power and consumption levels, which could limit growth and ultimately have a material adverse effect on us.

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

Increases in interest rates in major economies, particularly the United States, may reduce global liquidity and may continue to adversely affect investors’ appetite for securities issued by companies with significant operations in Latin America, which could negatively impact the trading price of our Class A common shares. During 2025, U.S. interest rates remained elevated by historical standards and benchmark interest rates remained restrictive, contributing to tighter financial conditions and continued volatility in global capital markets.

Continued periods of elevated interest rates or renewed tightening could redirect capital flows away from emerging markets toward more developed economies, where investors may perceive more attractive risk-adjusted returns. As a result, companies operating in emerging markets, including Latin America, may face reduced access to capital, higher borrowing costs, and more challenging refinancing conditions.

These dynamics may adversely affect our ability to raise capital and support our growth initiatives, and could materially adversely affect our business, financial condition, results of operations, cash flows, prospects, and the market price of our shares. Technology companies, in particular, may be disproportionately affected in such environments, as investors may favor shorter-duration or higher-yield investment alternatives over longer-term growth opportunities dependent on future cash flows.

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

Further, trade disputes between countries, in particular the current dispute between the United States and China, crisis in the United States, the European Union or in emerging countries and global tensions, including conflicts involving the occurrence of Brexit, have generated political and economic instability around the world, producing several effects that, directly or indirectly, adversely impact the Latin American capital markets and economy, such as fluctuations in the price of securities issued by listed companies, reductions in the supply of credit, deterioration of the economy, fluctuations in foreign exchange rates and inflation, among others. For example, discussions around the imposition or increase of tariffs on products imported into the United States have been ongoing since the election campaign of President Donald Trump. Following his inauguration, President Trump raised trade tariffs on key U.S. trade partners, including Mexico, and imposed significant tariffs on a wide range of imports, including certain goods from China, as well as steel and aluminum products from various countries. Certain of the tariffs have been targeted at specific countries, including Brazil. These measures may invite retaliatory actions and create further economic uncertainty. While the potential impact of such tariffs on our operations remains uncertain, broad trade restrictions on emerging market imports into the United States could disrupt the economies of the countries in which we operate and, as a result, adversely affect our business, financial condition, and results of operations.

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

Our controlling shareholders, in the aggregate, directly or indirectly hold 85.9% of our outstanding Class B common shares, and approximately 77.2% of the voting power of our issued capital and 40.5% of our total equity ownership, and control all matters requiring shareholder approval. Our controlling shareholders also have the right to nominate a majority of our board of directors and consent rights over certain corporate transactions. This concentration of ownership limits investors’ ability to influence corporate matters.

Our controlling shareholders directly or indirectly hold 85.9% of our Class B common shares, resulting in their ownership of 40.5% of our outstanding shares and 77.2% of the combined voting power of our Class A and Class B common shares. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.” These shareholders may control a majority of our voting power and have the ability to control matters affecting, or submitted to a vote of, our shareholders. As a result, these shareholders may be able to elect the members of our board of directors and set our management policies and exercise overall control over us. In addition, the rights granted pursuant to our Articles of Association mean that our controlling shareholders may be able to appoint a majority of our board despite owning a non-proportionate number of shares until they own less than 25.0% of the total voting power. See “Item 10. Additional Information—B. Memorandum and Articles of Association—Description of Share Capital.” for more information.

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

As of December 31, 2025, we had 92,576,749 outstanding Class A common shares and 80,416,730 Class B common shares.

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

We cannot predict whether our dual-class structure, combined with the concentrated control of our Company (see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”) will result in a lower or more volatile market price of our Class A common shares or in adverse publicity or other adverse consequences. Certain index providers have announced restrictions on including companies with multiple class share structures in certain of their indices. Pursuant to these policies, our dual-class structure makes our Class A common shares ineligible for inclusion in such indices and other indices that take similar actions and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not invest in our stock. Any such exclusion from indices could result in a less active trading market for our Class A common shares and depress the valuations of publicly traded companies excluded from the indices compared to those of similar companies that are included. In addition, several shareholder advisory firms have announced their opposition to the use of multiple share class structures. As a result, our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common shares.

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

The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies. Under this act, as an emerging growth company, we will not be subject to the same disclosure and financial reporting requirements as non-emerging growth companies. For example, as an emerging growth company we are permitted to, and intend to, take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Also, we will not have to comply with future audit rules promulgated by the U.S. Public Company Accounting Oversight Board, or PCAOB (unless the SEC determines otherwise). Although we are not required to have our auditors attest to our internal controls under Section 404(b) of the Sarbanes-Oxley Act during the transitional period for emerging growth companies, we have elected to voluntarily include an attestation report of our auditors on our internal controls over financial reporting as of December 31, 2025. We may follow these reporting exemptions until we are no longer an emerging growth company. As a result, our shareholders may not have access to certain information that they deem important. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual revenue of at least US$1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common shares that is held by non-affiliates exceeds US$700.0 million as of the prior June 30, and (2) the date on which we have issued more than US$1.00 billion in non-convertible debt during the prior three-year period. Accordingly, the information about us available to investors will not be the same as, and may be more limited than, the information available to shareholders of a non-emerging growth company. We could be an “emerging growth company” for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A common shares held by non-affiliates exceeds US$700 million as of any June 30 (the end of our second fiscal quarter) before that time, in which case we would no longer be an “emerging growth company” as of the following December 31 (our fiscal year end).

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

We are a Cayman Islands exempted company with limited liability. Our corporate affairs are governed by our Articles of Association, the Companies Act and by the laws of the Cayman Islands. The rights of shareholders and the responsibilities of members of our board of directors may be different from the rights of shareholders and responsibilities of directors in companies governed by the laws of U.S. jurisdictions. In particular, as a matter of Cayman Islands law, directors and officers owe the following fiduciary duties: (1) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (2) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (3) duty not to fetter the exercise of future discretion; (4) duty to exercise powers fairly as between different sections of shareholders; (5) duty to exercise independent judgment; and (6) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. With respect to the duty of directors to avoid conflicts of interest, our Articles of Association vary from the applicable provision of Cayman Islands law mentioned above by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the NYSE, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting. In addition to the above, under Cayman Islands law, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge, skill sets and experience which that director has. As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders; provided, that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings. Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot guarantee that any of the above-mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors may have pre-existing fiduciary obligations to other businesses of which they are officers or directors. Conversely, under Delaware corporate law, a director has a fiduciary duty to the corporation and its shareholders (made up of two components) and the director’s duties prohibit self-dealing by a director and mandate that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. For more information, see “Item 10. Additional Information—B. Memorandum and Articles of Association— Description of Share Capital—Principal Differences between Cayman Islands and U.S. Corporate Law.”

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

Our registered office is located at 4th floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KYI-1002, Cayman Islands.

B.
Business Overview

VTEX is the backbone for connected commerce that delivers more efficiency and less maintenance to organizations seeking to make smarter IT investments and modernize their tech stack. Through our pragmatic composability approach, we aim to empower brands, distributors, and retailers with unparalleled flexibility and comprehensive solutions, that may enable them to invest solely in what provides a clear business advantage and boosts profitability.

Our platform is designed to be the AI-native operating system for the commerce ecosystem, enabling enterprise brands and retailers to orchestrate their complex network of consumers, business partners, suppliers, and fulfillment providers in one place. VTEX puts its customers’ business on a fast path to growth with a complete Commerce, Marketplace, and OMS solution. We help global companies build, manage and deliver native and advanced B2B, B2C, and Marketplace commerce experiences, as well as Retail Media solutions, with competitive time-to-market and without complexity so they can stay relevant for the modern, convenience driven consumer.

Our platform enables our customers to execute their commerce strategy, including building online stores, integrating and managing orders across channels, and creating marketplaces to sell products from third-party vendors. VTEX has been a leader in accelerating the digital commerce transformation in Latin America and is expanding globally. Our platform is engineered to enterprise-level standards and functionality with approximately 88.9% of our GMV coming from large, blue-chip companies (i.e. customers with more than US$10 million of GMV per year). We are trusted by approximately 2,200 customers with 3,100 active online stores across 44 countries to connect with their consumers in a meaningful way.

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

Our Collaborative Commerce approach benefits from a powerful ecosystem with significant network effects. Our ecosystem includes more than 9,000 VTEX IO extensions created by third parties, 1,200 SIs and ISVs, 500 marketplaces, 200 payments solutions and 90 logistics companies. Our partners’ solutions are embedded within our platform, allowing our customers to seamlessly execute their commerce vision and strategy. The more customers adopt our platform and partners join our network, the more efficiently we can help facilitate the future of commerce.

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

In 2025, VTEX received multiple industry recognitions that underscore the strength of our platform, execution, and market vision. In the second quarter of 2025, VTEX was named a Customers’ Choice in the Gartner® Voice of the Customer for Digital Commerce report and was the only vendor to receive the Customers’ Choice distinction for the second consecutive year. In the third quarter, VTEX earned medals in all 12 categories evaluated by Paradigm B2B in both its annual Combine: Enterprise Edition and Combine: Midmarket Edition reports.

In November 2025, VTEX was named a Challenger in the Gartner® Magic Quadrant™ for Digital Commerce, recognized for both Ability to Execute and Completeness of Vision. This marked the second consecutive year VTEX was positioned as a Challenger and the ninth year overall the company has been recognized in the report. Additionally, VTEX was ranked across all five digital commerce use cases in the Gartner® Critical Capabilities for Digital Commerce report.

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

We guide our customers to success. Enterprises choose us as a strategic partner to accelerate their digital commerce transformation and deliver on revenue-generating initiatives. We deliver our platform through a subscription revenue model that includes both fixed and GMV-based variable components. This revenue model strategically aligns us with our customers: we grow by enabling them to grow. In the years ended December 31, 2025 and 2024, our customers generated US$20.5 billion and US$18.2 billion of GMV within our platform. Our GMV grew 12.1% and 10.4% in 2025 and 2024 respectively on top of a growth of 30.2% in 2023 in U.S. dollars, which represents a growth of 12.9%, 16.2% and 25.3% respectively on an FX neutral basis.

We have achieved a number of significant milestones marking our expansion throughout our history:

We have a long-standing track record of delivering enterprise-grade commerce solutions in Brazil and across the broader Latin America region. Over time, we have expanded our global footprint and today we serve large blue-chip enterprises worldwide. Through the VTEX platform, we support a broad range of business-to-consumer (B2C), business-to-business (B2B) and marketplace commerce use cases. The VTEX platform accounted for 87.3% and 86.8% of our total revenue for the years ended December 31, 2025 and December 31, 2024, respectively.

Our extensible and scalable platform supports approximately 2,200 customers operating 3,100 active online stores across 44 countries worldwide. The number of customers generating more than US$250,000 in annual recurring revenue (“ARR”) has increased consistently, reaching 158 customers in 2025, compared to 155 in 2024 and 126 in 2023. Notably, in 2025, the aggregate subscription revenue generated by this customer cohort increased by 13.4% in U.S. dollars and 14.5% on an FX neutral basis compared to 2024, reflecting our continued expansion within existing enterprise accounts as well as new enterprise wins.

As of December 31, 2025, active online stores on our platform generating ARR of US$25,000 or more represented 89.4% of our subscription revenue, compared to 83.7% in 2024. The average ARR per such active online store was US$144.6 thousand, representing an 11.6% year-over-year FX-neutral increase and reflecting our continued focus on enterprise and upper mid-market customers.

We also serve small-to-medium sized businesses (SMBs) through a separate on-demand platform, which represented 6.7% of our total revenue for the year ended December 31, 2025. Our remaining revenue consisted of 2.3% service revenue and 3.7% other revenues, comprising VTEX platform adjacencies such as retail media and Weni by VTEX. Other revenues increased from 1.6% of our total revenue for the year ended December 31, 2024, driven by acquisitions and organic growth initiatives in retail media and Weni by VTEX.

Our largest customer represented less than 3% of our total revenue and our 10 largest customers represented less than 16% of our total revenue in the year ended December 31, 2025.

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

We offer access to our platform on a subscription basis, which accounted for 97.7% and 96.0% of our total revenue for the year ended December 31, 2025, and December 31, 2024, respectively. Our subscription revenue is based on a fixed subscription fee and a transaction-based fee. The transaction-based fee accounts for most of our subscription revenues and is primarily structured as a take rate or percentage of the total value of the orders processed through our platform, including value added taxes and shipping, which we refer to as our GMV. Our transaction-based fee model aligns our success with our customers’ success and our revenue grows as our customers’ GMV grows. We serve customers with multiple tiers of subscription plans and transaction-based fees based on the size of the customer and their expected GMV. Our tiered pricing model allows customers that are generating higher GMV to move up and pay higher fixed fees and lower transaction-based fees, even though transaction-based fees continue to be the most significant portion of our subscription revenue.

In the year ended December 31, 2025, our total revenue increased to US$240.5 million from US$226.7 million in the year ended December 31, 2024, representing an increase of 6.1% in U.S. dollars, and 7.6% on an FX neutral basis, respectively. In the same respective periods, we generated a net income of US$20.0 million and US$15.8 million, net cash provided by operating activities of US$33.4 million and US$26.0 million, and Free Cash Flow of US$32.3 million and US$23.9 million, respectively.

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

Our Past 2-Years Acquisitions

Newtail

On January 9, 2025, VTEX acquired 100% of the shares of Newtail Serviços de Tecnologia LTDA (“Newtail”), a privately held company specializing in the retail media business, for a total cash consideration of US$4.0 million. The acquisition is expected to expand our retail media solutions. The financial effects of this acquisition, including the initial recognition of the assets, liabilities, and goodwill associated with the acquired company will be accounted for in the financial statements for the year ending December 31, 2025. See note 4 to our consolidated financial statements. In addition to the cash consideration, a separate agreement with the owners of the acquired company provides for an additional payment of US$1.6 million, covering a long-term non-compete agreement.

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
•
Highly embedded, deep relationships with enterprises. We have a large, blue-chip customer base across a broad range of end markets, with 2,200 customers across 44 countries. 89.4% of our subscription revenue is derived from enterprise customers with active online stores, each generating more than US$25 thousand in ARR and with an average ARR per active online store of US$144.6 thousand as of December 31, 2025. In addition, the number of customers generating more than US$250 thousand in ARR has increased consistently, reaching 158 customers in 2025, compared to 155 in 2024 and 126 in 2023. Notably, in 2025, the aggregate subscription revenue generated by this customer cohort increased by 13.4% in U.S. dollars and 14.5% on an FX neutral basis compared to 2024. Additionally, 93.3% of our enterprise revenues came from customers who have been on the VTEX platform for over one year, for the year ended December 31, 2025.
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
•
Proprietary data scale and architectural advantage in an AI-driven market. As a cloud-native, multi-tenant platform, we act as a commerce data aggregator across diverse markets and verticals. Unlike legacy systems or siloed point solutions, our architecture allows us to leverage high-quality, real-world commerce data to train and deploy AI models at scale. This enables us to transform raw consumer behavior into actionable insights, optimize complex logic, and automate commerce operations. We believe our ability to harness this aggregated data represents a decisive strategic asset that provides our customers with a competitive edge that is difficult for competitors to replicate.

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
•
Continuous innovation and expansion. We have invested and intend to continue to invest in our platform, including broadening our capabilities in high-growth verticals such as B2B and Retail Media to meet the future needs of enterprises and their brands. Our ability to incorporate innovations that improve our platform is critical to ensure that the enterprises we support have the necessary capabilities to adapt to the influx of disruptive technologies, most notably AI, impacting commerce. We help our customers incorporate cutting edge technologies and capabilities that emerge from our partners and the broader commerce ecosystem and therefore, meet the evolving needs of consumers.
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
•
Continue to grow and develop our ecosystem. We have a thriving third-party ecosystem, including providers for shipping, marketplaces, point-of-sale, omnichannel, marketing automation, search, merchandising, SIs, agencies, payments, anti-fraud and lending. We have built a strong network ecosystem with over 9,000 VTEX IO extensions created by third parties, 1,200 SIs and ISVs, 500 marketplaces, 200 payments solutions and 90 logistics companies. We believe that growing our ecosystem will help to further expand our customer base by providing greater revenue opportunities from collaboration, which will in turn drive additional growth of our ecosystem.

Industry Overview

Ecommerce has evolved to meet the needs of the modern-day customer. Early solutions had limited functionality to receive orders and fulfill deliveries. Today’s scalable platforms enable bespoke frameworks for customization and are often supported by a deep ecosystem of third-party functionality. Additionally, brands are seeing the importance of a direct-to-consumer channel that helps them control the consumer relationship and brand messaging. Consumers now expect brands to make the shopping experience as convenient and seamless as possible across product discovery, purchasing and fulfillment. As such, retailers require enablement platforms with the scalability and flexibility to serve their consumer.

Rapidly changing consumer preferences driving need for retailers to innovate

How consumers discover, learn about and ultimately purchase products is evolving due to digital transformation and advances in technology. A consumer may discover a product on social media, read reviews and blogs using a tablet, visit a nearby brick-and-mortar store to see the product in person, compare prices using a mobile phone and end up purchasing the product from yet a different merchant or through an online marketplace. The internet has enabled consumers to interact with merchants around the globe to find and purchase products that fit their specific needs and tastes. According to EMARKETER, in 2025, 20.9% of global retail spend was made through a digital channel.

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

Convenience-driven economy requires deep changes to complex, legacy supply chain networks

Consumers seek frictionless online experiences and the convenience and speed provided by on-demand delivery. Growing expectations for shorter on-demand delivery times require significant planning, coordination and execution to ensure supply chain networks are aligned to meet distribution and fulfillment. According to The Business Research Company’s report “Same-day Delivery Services Global Market Report 2026” the global same-day delivery services market will grow from US$11.0 billion in 2024 to US$13.3 billion in 2025, implying a CAGR of 20.3%. Projections indicate further growth to US$27.3 billion by 2030, with a CAGR of 19.8%. This demonstrated that same-day delivery is becoming increasingly popular among online shoppers and is known to improve customer satisfaction, efficiency, and trust, while also reducing shipping and vehicle expenses. The intense competition in retail, both online and in-store, is causing businesses to meet the needs of consumers by offering on-demand delivery to their homes or workplaces.

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

Legacy software solutions are inadequate to serve the needs of 21st century brands and retailers

Legacy approaches to ecommerce software, consisting of open-sourced licensed, owned, and/or managed technology behind their ecommerce sites, are still prevalent in enterprises. We believe that while the market for digital commerce software solutions may be large and growing, the legacy solutions for enterprises do not effectively address the needs of digitizing brands, manufacturers and retailers in a fast-paced, evolving and competitive environment. Legacy solutions are largely characterized as:

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

Our Market Opportunity

Market opportunity in Latin America

Latin America is one of the largest and most diverse regions in the world. It is also among the largest growing economies in the world, with an estimated GDP growth rate of 4.7% to US$8.0 trillion by 2029, according to Statista, driven by technological advances and an emerging middle class. Comprised of over 20 countries with a total population of over 623 million, the region encompasses multiple languages, currencies and regulatory regimes. The size and complexity of the region present us with a significant opportunity as the geographic incumbent leader and a competitive advantage relative to solution providers that are less familiar with the intricacies of the region.

Latin America ecommerce is growing rapidly, yet still represents a small fraction of the total retail market. According to EMARKETER, ecommerce in Latin America grew to US$191.3 billion in 2025, a growth rate of 12.2% over 2024, making it one of the fastest-growing regions. At the same time, it represents only approximately 11.4% of all total retail sales in Latin America, a lag of 7 years compared to current global ecommerce penetration of 20.9%, presenting an enormous opportunity and runway for growth as more sales shift online. This shift in online sales reflects expected growth in digital audiences from an expanding middle class and ongoing innovations in ecommerce payments systems and logistics in the region. EMARKETER estimates the Latin America ecommerce market will grow to US$290.8 billion by 2029.

2025 ecommerce growth year-over-year per region

Source: EMARKETER, data as of January 27, 2026.

Market opportunity globally

The global ecommerce market has experienced rapid growth, driven by an acceleration of online penetration over the past 15 years.

Projected global ecommerce growth

$1.9 T increase
in 4 years
$1.7 T increase
in 4 years
$4.8
$5.0
$5.5
$6.0
$6.5
$6.9
$7.4
$7.9
$8.3
2021
2022
2023
2024
2025
2026E
2027E
2028E
2029E

Source: EMARKETER, data as of January 27, 2026.

Global GMV was estimated to be approximately US$6.5 trillion in 2025, and is expected to grow to approximately US$8.3 trillion by 2029, according to EMARKETER. In the years ended December 31, 2025 and 2024, our platform processed US$20.5 billion, and US$18.2 billion. As we continue to expand our platform offerings as well as our global reach, we expect to capture more of this GMV. We believe that our market will expand as consumers continue to shift purchases to online channels and brands and retailers adapt to evolving consumer preferences.

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
•
Leverages data and AI to enhance conversion and efficiency. Our platform incorporates large-scale consumer behavior data and AI capabilities designed to help our customers automate and optimize key commerce operations. These tools aim to streamline critical activities such as product discovery, search and merchandising, pricing and promotions management, inventory allocation, order orchestration and after-sales workflows. By embedding AI-driven tools and insights directly into the platform, we aim to help customers improve commerce conversion by personalizing digital experiences at scale, and drive operational efficiency by automating tasks and making data-driven decisions across their commerce operations.

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

Customer experience/support

We provide 24/7 support options to our enterprise customers, leveraging a combination of AI and expert human support to ensure rapid response times while upholding our standards for technical precision. We offer three types of support plans: standard support is included on all subscriptions; express routing for mid-tiered enterprise customers, and priority support for the highest-tiered enterprise customers. Our support team achieved a strong average customer satisfaction score of around 95% for the year ended December 31, 2025.

We also offer our customers three types of technical support: basic problem solving and solutions involving platform functionality; advanced solutions involving platform functionality, third-party applications or API integrations; and product support engineering for complex API or third-party integrations, developer inquiries and bug identification and triage.

Professional services

VTEX offers paid professional services that complement the capabilities of our customers and their implementation partners. Our services help speed customers’ time-to-market and improve the success and growth of their businesses. Optional services include project management, solutions architecting, and implementation consulting. We usually offer these services to our largest and most complex new enterprise customers. Regular enterprise customers generally rely on our ecosystem of partners across system integrators, agencies and implementation companies to implement our platform. Our professional service fees, charged mostly to help selected customers on the implementation of our platform, accounted for 2.3%, 4.0% and 5.6% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

Our Customers

Our cloud-based platform accelerates the digital transformation of global enterprises powering approximately 3,100 active online stores in 44 countries. We have a large, blue-chip customer base with approximately 2,200 customers. For the year ended December 31, 2025, approximately 89.4% of our subscription revenue was derived from active online stores on our platform that generated ARR of US$25.0 thousand or more and with an average ARR per active online store of US$144.6 thousand. The number of customers generating more than US$250 thousand in ARR has increased consistently, reaching 158 customers in 2025, compared to 155 in 2024 and 126 in 2023. Notably, in 2025, the aggregate subscription revenue generated by this customer cohort increased by 13.4% in U.S. dollars and 14.5% on an FX neutral basis compared to 2024. Our platform is extensible across a wide range of end markets, including Home Appliances, Apparel & Accessories, Beauty & Health, Electronics, Grocery, Department Stores, Toys & Hobbies, and Home, Furniture & Decoration.

2025 revenue by vertical

12%
19%
3%
7%
8%
17%
8%
10%
16%
Apparel & Accessories
Beauty & Health
Grocery
Electronics
Home Appliances
Home, Furniture & Decoration
Department Stores
Toys & Hobbies
Others

Our Ecosystem of Technology Partners and Applications Driving Positive Network Effects

We have built a strong network ecosystem with over 9,000 VTEX IO extensions created by third parties, 1,200 SIs and ISVs, 500 marketplaces, 200 payments solutions and 90 logistics companies. While our core platform is homogenous, we have developed it with low-code, serverless capabilities and fully extensible API-first capabilities, allowing enterprise customers to push code into our core platform and customize to their needs as well as allowing ecosystem partners to develop applications that run directly on our platform. This ecosystem includes app developers, theme designers, SIs, agencies, payment providers, marketplaces and other partners who are deeply embedded within our platform. We have business partners located in more than 20 countries that design and customize storefronts, develop apps and enable third-party integration for customers on the VTEX platform. Our partners span the following key areas:

•
Payment;
•
Shipping;
•
Fraud & lending;
•
Marketplace;
•
POS & omnichannel;
•
Search & Merchandising; and
•
Marketing automation.

Sales and Marketing

The VTEX sales team partners with companies globally to plan and implement transformative digital projects with VTEX’s solutions and products. Our sales team is structured across three key areas: business development representatives who discover and build target pipelines, account executives who engage with potential customers, and solution engineers who provide technical expertise and advice. As of December 31, 2025, we had a team of 233 sales and marketing professionals, being 51.5% in Brazil, 24.0% in Latin America, excluding Brazil, and 24.5% outside of Latin America.

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

The design of the VTEX commerce platform

Sales App
Live Shopping
Personal Shopper
Conversational Commerce
Third-party Marketplaces
Other Channels
Digital Commerce (B2C & B2B)
Catalog
Price
Promotions
Checkout
Payment Gateway
Channel Management
Buying Organizations
Request for Quote
Buying Policies
Punchout
Experience Management
Headless CMS
Intelligent Search
Storefront Application
PWA Application
Distributed Order Management
Inventory Management
Order Routing
Logistics
Shipping Network
Marketplace Management
Seller Management
Offer Quality & Mgmt
Seller Portal
Marketplace Network
User Admin
Dashboard & Analytics
Releases
User & Account Mgmt
Extensions Hub
Developer Tooling
VTEX IO Storefront Platform
VTEX IO App Platform
APIs
Masterdata Mgmt
Precision engineering, augmented by AI
VTEX Ads
Weni by VTEX
VTEX Data Pipeline
VTEX Shield
Pick and Pack
Search & Personalization
Marketing & Analytics
Payments
Carriers
ERP
OMS/ WMS
PIM/ CPQ
CRM
Third-party Sellers

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

Our infrastructure is supported by a research and development team consisting of architects, software engineers and designers. As of December 31, 2025 we had 544 employees in our R&D organization. Over the last year we have incurred US$63.9 million in expenses from R&D to scale this organization. We intend to continue to invest in our research and development capabilities to extend our platform.

International Presence

We currently power 3,100 active online stores in 44 countries. Our platform enables businesses to create online stores in the consumer-facing language and currency of their choice. For the administrative control panel used by our customers to create and manage their stores, we currently allow our customers to select among a range of languages, including English, Portuguese, Spanish, Italian, Romanian and Japanese. We plan to add additional languages as we continue to expand internationally.

VTEX was founded in Rio de Janeiro. In Brazil, we have operations in Curitiba, João Pessoa, Maceió, Porto Alegre, Recife, Rio de Janeiro, São Paulo, and Teresópolis. As of December 31, 2025, approximately 80.9% of our employees are located in Brazil, primarily in our R&D department. In Latin America, excluding Brazil, we have operations in Bogotá, Buenos Aires, Lima, Medelin, Mexico City, and Santiago, where approximately 10.4% of our employees are located. Outside of Latin America, we have operations in Barcelona, Bucharest, Cologne, Lisbon, London, Milan, New York, Paris, and Singapore, where approximately 8.7% of our employees are located. Outside of Brazil, most of our employees are part of our sales & marketing and customer experience departments.

For the years ended December 31, 2025, 2024 and 2023, purchases originated from customers located in: (1) Brazil represented 57.7%, 56.6% and 54.5% of our total revenue, respectively; (2) Latin America (excluding Brazil) represented 31.2%, 32.5% and 34.7% of our total revenue, respectively, with a slight percentage reduction in recent years being primarily driven by Argentina macroeconomic and FX impacts; and (3) global markets represented 11.1%, 10.9% and 10.8% of our total revenue, respectively. Given our brand awareness and market position, we have historically focused geographic expansion to other regions within Latin America. Although most of our growth has come from Latin America, we believe our platform can compete successfully around the world. As such, we plan to continue investing in our operations across the United States and Europe.

Culture and Values

Our culture and values are shaped by our 10 Principles, that guide our daily decisions and actions:

•
We are informed by the future: We create future-proof solutions. We act with long-term value in mind, driven by our vision rather than the obvious next step.
•
We deliver customers’ needs over their wants: We deeply understand the commerce market, and we are willing to have tough conversations to lead our customers, operating the entire platform and ecosystem as one. We measure success by our customers' success.
•
We have exceptional standards: We set benchmarks, upholding the highest standards. We operate with lean, high-performing, and high-potential teams, addressing performance issues quickly to maintain excellence. We learn at speed, staying attuned to trends and cutting-edge technologies.
•
We choose to face bold uncomfortable challenges: Great results don’t just happen, they are built with deep commitment and relentless determination. We are disciplined to recharge to sustain Strong performance in the long run.
•
We insist on simplicity: We transform complex requirements into simple, effective, and elegant solutions. We are intentional in deciding when to reuse, adapt, buy, or build. We have processes only when they enhance productivity or prevent disasters.
•
We play on the field: Our conversations are precise. We excel in our responsibilities. We use facts and data, checking understanding before making assumptions. We bring proposals, not only opinions. We escalate topics if alignment is not reached, and once a decision is made, we act with urgency and commitment.
•
We go as deep as needed: We enrich our perspective of reality to make decisions. We embrace tough and healthy debates with an open mind. Everyone has detailed knowledge to navigate scenarios with depth, question assumptions, and understand constraints.
•
There is no gap between words and actions: We act with integrity. We maintain exceptional ethical standards and always align actions with principles: no whispering, politics, or hidden agendas.
•
We act with extreme ownership: We take full responsibility for the outcomes. Once faced with challenges, we take charge of the situation and seek solutions in coordinated action. Debriefing creates a learning environment that improves outcomes. As a group, we own all successes and failures, fostering a culture of accountability.
•
VTEX interest first: There is no “I” or “They,” only “We.” We prioritize VTEX’s interests over those of individuals or teams. Our success is collective, and every victory is a win for all of us.

Our Competition

Our primary competitors are Magento (an Adobe company), Salesforce Commerce Cloud (formerly known as Demandware), SAP Hybris, and Shopify Plus. Our industry is highly competitive, yet enterprises are forced to choose between two paths to execute their commerce strategies:

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

While we believe we currently compare favorably to our competitors, we expect competition to increase in the future. We face intense competition, especially from well-established companies offering solutions and related applications. We may lack sufficient financial or other resources to maintain or improve our competitive position, which may harm our ability to add new customers, retain existing customers, and grow our business.

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

As of December 31, 2025, we have been issued trademark registrations in Brazil covering trademarks including “VTEX”, “VTEX Day”, “TETRIX”, “Bora Vender”, “#BoraVender”, “GoCommerce”, “Bora Varejo”, “Bora Doar”, “Smartcheckout”, “True Cloud Commerce”, “Ciashop”, “Integrando-se”, “Loja Integrada”, “Xtech Commerce”, “Commerce Society”, “Time to Revenue”, “Indeva”, "CMC", "Hiring Coders", "Weni" and "Newtail". We have also been issued trademark registrations in the United States of America covering the “VTEX” trademark. We have also been issued trademark registrations in Mexico, Argentina, Colombia, Chile, India, Peru, United Kingdom and Europe covering certain of our trademarks.

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

In some jurisdictions, such as in Australia, the ACMA collected over USD 13.5 million in fines for certain privacy violations (e.g. for unsolicited marketing emails) in 2024. In South Korea, there are multiple laws governing protection of personal data, cybersecurity infrastructure such as cloud computing, and cybersecurity measures. South Korean privacy laws provide not only administrative penalties up to 3% a company’s annual revenue, but also to criminal liability (maximum of 10 years of imprisonment) and punitive damages in the amount of five times the damages suffered by the data subject. Singapore has been going through several reforms on its data protection law and cybersecurity acts, adopting mandatory notification in case of breach and creating new types of privacy offenses, which can trigger penalties of up to 10% of a company’s annual turnover.

Several jurisdictions in the Middle East have enacted, or are in the process of enforcing, comprehensive data protection and cybersecurity laws that may impose additional compliance obligations and potential liabilities on companies operating in, or offering services in, the region. For example, the United Arab Emirates has adopted the Federal Decree-Law No. 45 of 2021 on the Protection of Personal Data, as well as data protection regimes applicable in certain free zones, such as the DIFC Data Protection Law No. 5 of 2020 and the ADGM Data Protection Regulations. Saudi Arabia has enacted the Personal Data Protection Law (PDPL), and Qatar and Bahrain have implemented Law No. 13 of 2016 and Law No. 30 of 2018 on personal data protection, respectively. These regulatory frameworks are relatively recent and continue to evolve, and their interpretation and enforcement by local authorities may be uncertain, which could increase compliance costs and expose us to fines, penalties or other enforcement actions.

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

D.
Property and Equipment

Our Properties

We are headquartered in the Cayman Islands. Our largest office is based in Rio de Janeiro, Brazil. We lease all of our facilities and do not own any real property. The following table outlines significant properties (with over 100 square meters) that we currently lease for office space:

Location	Square meters (m2)	Lease Expiration Date
Rio de Janeiro, Brazil	1,732	05/30/2026
São Paulo, Brazil	1,106	09/30/2026
Medellín, Colombia	777	04/24/2026
New York, USA	719	05/31/2027
Barcelona, Spain	550	03/31/2030
João Pessoa, Brazil	235	03/31/2027

We believe that our facilities are adequate for our current needs and anticipate that suitable additional space will be readily available to accommodate any foreseeable expansion of our operations. We also believe we will be able to obtain additional facilities on commercially reasonable terms.

Item 4.A. Unresolved Staff Comments

None.

Item  5. Operating and Financial Review and Prospects

A.
Operating Results

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements for the three years ended December 31, 2025, 2024 and 2023, and the notes thereto, included elsewhere in this annual report, as well as the information presented under “Presentation of Financial and Other Information.” As of January 1, 2025, VTEX began to prepare its consolidated financial statements in accordance with U.S. GAAP. Prior to January 1, 2025, VTEX’s financial statements were prepared in accordance with IFRS Accounting Standards. Accordingly, the results of operations for the year ended December 31, 2025, have been prepared in accordance with U.S. GAAP and the results of operations for the years ended December 31, 2024 and 2023, which were previously prepared in accordance with IFRS Accounting Standards, are presented in accordance with U.S. GAAP.

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

GMV is the total value of customer orders processed through our platform, including value added taxes and shipping. Our GMV does not include the value of orders processed by our SMB customers or B2B transactions. Due to our transaction-based subscription model, we believe that GMV growth is linked with our revenue growth, and we track GMV as an indicator of the success of our customers, the performance of the platform and our market share.

	Q1 2024	Q2 2024	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025	Q4 2025
	(in millions of U.S. Dollars, unless otherwise indicated)
GMV	4,036.9	4,437.5	4,380.2	5,392.9	4,341.8	4,840.3	4,955.7	6,320.3
GMV Growth FX Neutral (YoY %)	20.1%	19.4%	17.1%	10.90%	17.2%	13.6%	11.8%	10.0%

Key Factors Affecting our Performance

We believe our future performance will depend on many factors, including the following:

Continued growth of ecommerce globally

The ecommerce market has experienced rapid growth over the past several years. Widespread access to the internet, the introduction of digital payment methods, and the increased use of smartphones have made online shopping more convenient worldwide, catalyzing the growth of the global ecommerce market. According to EMARKETER, the global ecommerce market grew to more than US$6.5 trillion in 2025 and is estimated to grow to more than US$8.3 trillion by 2029. In Latin America specifically, the ecommerce market grew to US$191.3 billion in 2025 and, according to EMARKETER, is estimated to grow to almost US$290.8 billion by 2029. The Latin American market was the third fastest-growing regional retail ecommerce market in 2025, only after the Central & Eastern Europe and Middle East & Africa, and there remains a significant runway for penetration. EMARKETER estimates Latin America ecommerce penetration was 11.4% in 2025, lagging US penetration of 16.4% and 7 years behind global ecommerce penetration of 20.9% within the same period. The region is forecasted to reach 14.4% penetration in 2029, reflecting a 3.0 percentage points increase in penetration in ecommerce in a region with almost twice the amount of population of the United States. The size of the market, coupled with the relatively low level of penetration, presents a significant opportunity for continued growth.

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

Our ability to help our customers increase their ecommerce revenue within their online stores is also demonstrated by our customers’ SSS, calculated on a yearly basis by dividing the GMV of active online stores in the current period by the GMV of the same active online stores in the prior period. In 2025, our SSS were 6.8% on a FX Neutral basis, on top of 2024 and 2023 SSS growth of 10.3% and 14.6% on a FX Neutral basis, respectively.

We also measure the retention and growth of our revenue from existing customers and their online stores through our customer’s NRR, which we calculate on a monthly basis by dividing the subscription revenue from our platform during the current period by the subscription revenue in the same period of the previous year for the same base of online stores that were active in the same period of the previous year. Our NRR includes the effect on subscription revenue of any online stores including renewals, expansion, contraction, and churn. Our calculation of NRR excludes any revenue from our SMB platform customers. Our NRR was 99.5%, 104.3% and 107.4% on a FX Neutral basis for the years ended December 31, 2025, 2024 and 2023, respectively.

Our SSS and NRR metrics for the fiscal years ended December 31, 2023, 2024, and 2025 were impacted by a persistent high-interest-rate environment and broader macroeconomic headwinds, which influenced both consumer spending patterns and our customers' strategic investment timelines. These restrictive monetary conditions, coupled with global economic uncertainty, contributed to a more cautious operating environment for many of the enterprises on our platform. As we look ahead to 2026, the continued volatility in the macroeconomic landscape and potential fluctuations in discretionary consumer sentiment make it challenging to predict our future SSS and NRR with certainty.

Given our subscription-based model, we generate most of our revenues in any given year from existing customers. For the years ended December 31, 2025, 2024 and 2023, we generated 93.3%, 89.4% and 88.9% of the total revenue derived from the VTEX platform from customers who have been on our platform for over one year, respectively. For the year ended December 31, 2025, 72.2% of the total revenue derived from the VTEX platform was generated from customers who have been on our platform for over three years.

We believe the strength of our value proposition to enterprises is also evidenced by our customer cohorts, which show revenue retention and growth over the past eight years through 2025. For purposes of the following chart, we define net revenue retention as the percentage of the revenue, on a FX neutral basis, generated by a yearly cohort of customers in 2025, relative to the revenue generated in 2017, the reference year, or yearly vintage of such yearly cohort of customers. We define a yearly cohort of customers as the group of customers that received the first invoice of our VTEX platform in the preceding 18 months from the last day of the relevant fiscal year.

Revenue by Cohort

Our business is also affected by our customers’ ability to launch additional online stores to serve additional brands, geographies, or use cases. As an example, our top 100 customers have more than doubled their number of online stores per customer from 2.2 in 2017 to 5.4 in 2025. These top 100 customers have almost tripled their geographic presence with us from 13 to 37 countries over the same time period. The average ARR per customer across our top 100 customers has more than quadrupled from 2017 to 2025. We believe that our ability to continue to drive faster go-lives and expand the online store presence, regionally and globally, of our customers will drive revenue growth. As of December 31, 2025, only 13.4% of our enterprise customers had two or more stores, highlighting a significant opportunity for further expansion.

Efficient acquisition of new customers

Increasing our customer base is important to our continued revenue growth. We believe we are positioned to grow significantly through a combination of our own sales and marketing initiatives, customer referrals, agency and technology partner referrals, and word-of-mouth referrals from existing customers.

We measure the efficiency of new customer acquisition by comparing the lifetime value, or LTV, of newly-acquired enterprise customers to the customer acquisition costs, or CAC, of the associated time period to get an “LTV/CAC ratio.” We calculate LTV as the gross profit from new sales during the four quarters of any given period divided by the subscription churn rate of the last 12 months. We calculate CAC as total sales and marketing expenses incurred during the four quarters preceding the quarter in which the calculation is made. This calculation assumes that the actual subscription churn rate for the period will remain consistent in future years. For instance, the LTV/CAC ratio for 2025 includes the LTV for the year ended December 31, 2025, and CAC for the four quarters ended September 30, 2025. On this basis, we estimate that our annual LTV/CAC ratio was of approximately 4x in 2025.

Evolution of our business partner ecosystem

A key part of our strategy is to build a thriving technology partner ecosystem. The ecosystem around our platform is connected to over 9,000 VTEX IO extensions created by third parties, 1,200 SIs and ISVs, 500 marketplaces, 200 payments solutions and 90 logistics companies, which use or embed our solutions into their own offerings to enable our customers to conduct commerce more conveniently. These integrated business partners include providers for shipping, marketplaces, point-of-sale, omnichannel, marketing automation, search, merchandising, SIs, agencies, payments, anti-fraud and lending services. We focus on collaborating with business partners in our ecosystem, by establishing mutually beneficial relationships, rather than competing with them. For instance, by allowing our customers to seamlessly start accepting online payments through one of our payment solutions partners, we are collaborating with our ecosystem and quickly generating revenue to our payments solutions partners and us. Our customers benefit from the expertise and best-of-breed offerings of our business partners, the flexibility to choose the best offerings for their needs, and the tailored programs developed with our strategic business partners. Our ecosystem of integrated applications and technology solutions is among the largest of any ecommerce platform and helps drive the growth of our customer base, which in turn accelerates growth of the ecosystem. We believe VTEX continues to innovate in an industry where many companies are providing outdated services.

Our ability to retain and grow our customers’ online stores often depends on the continuous improvement of our platform and the expansion of the capabilities of our strategic technology partners, including SIs, agencies and payment solutions to provide revenue generating services to our customers. As a result of our strong ecosystem and product capabilities, nearly a third of the revenue potential of new contracts signed in the year ended December 31, 2025, was originated organically or through the ecosystem, including referrals, customers’ requests, or through partners and resellers.

Investment in innovation and growth

We have invested and intend to continue to invest in our platform, including broadening our capabilities to meet the future needs of enterprise customers and their brands. Our ability to incorporate innovative tools and features that improve our platform is critical to ensuring that the enterprises we support have the necessary capabilities to adapt to the influx of disruptive technologies impacting commerce and the enterprise, to incorporate cutting edge technologies and capabilities that emerge from our partners and the broader commerce ecosystem and to meet the evolving needs of consumers. As a result, we intend to use our Composable Commerce framework to expand our features, capabilities and partner integrations, including facilitating the extension of our platform to address the evolving needs of enterprises and to accelerate their commerce transformation as our customers expand their global commerce footprint. We also intend to continue to invest in enhancing awareness of our brand as we grow our enterprise customer base throughout Latin America and global markets. We believe this strategy will provide new avenues for growth and allow us to continue to deliver differentiated, high-value outcomes to our customers, their consumers and stockholders.

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

In 2025, VTEX accelerated its strategic transformation centered on four key pillars: (1) expanding our global footprint in the U.S. and Europe, leveraging our robust B2B capabilities to serve complex enterprise needs; (2) scaling our B2B offering to unlock new opportunities within our existing customer base; (3) further developing VTEX Ads to enable retailers to monetize traffic and compete effectively with marketplaces; and (4) transforming the company in the light of AI to reshape our product and boost operational efficiency.

We believe our current organizational structure is able to deliver high-efficiency growth in an industry that we believe maintains attractive underlying long-term trends. We expect our total operating expenses to leverage more gradually over time. We also intend to continue to evaluate strategic acquisitions and investments in businesses and technologies to improve our platform and accelerate our market expansion. Our future success is dependent, in part, on our ability to successfully develop, market, and sell our platform to new and existing customers and to help our customers capture omnichannel commerce opportunities both regionally and globally.

Successful rollout of new geographies

We are investing in the expansion of our regional sales and marketing capabilities in order to grow our business within new regions in Latin America and global markets. In some cases, we are expanding with existing customers to new geographies. For instance, a global electronics brand manufacturer uses the VTEX platform to power its ecommerce direct to consumer initiatives in more than 20 countries. We started our operations in Brazil in 2000, opened our first office outside of Brazil in 2013 and expanded outside of Latin America to the United States in 2017. We have operations in seven cities in Brazil; six cities in Latin America; and nine cities in global markets with 922, 118, and 99 employees, respectively, as of December 31, 2025.

For the years ended December 31, 2025, and 2024, purchases originated from customers in Brazil represented 57.7% and 56.6% of our total revenue, respectively, compared to 54.5% for the year ended December 31, 2023. For the years ended December 31, 2025, and 2024, our subscription revenues in Brazil increased year-over-year 8.5% and 17.7% in U.S. dollars and 12.2% and 27.4% on an

FX neutral basis, respectively. For the years ended December 31, 2025, and 2024, subscription revenues in Latin America, excluding Brazil, increased 3.2% and 6.1% in U.S. dollars and 2.1% and 6.5% on an FX neutral basis, respectively. Subscription revenues from global markets increased 21.6% and 34.0% in U.S. dollars and 19.2% and 34.8% on an FX neutral basis in the same periods, respectively. Total revenues from Latin America, excluding Brazil, and global markets represented 31.2% and 11.1% of our total revenue for the year ended December 31, 2025, from 32.5% and 10.9% for the year ended December 31, 2024.

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

As of December 31, 2025, Latin America had an estimated total GDP of US$6.7 trillion, according to Statista, over 623 million inhabitants, with an average GDP per capita of US$10,946, according to Fitch. Important industries have consolidated their presence in the region and acquired scale, the most notable being retail, manufacturing, financial services, transportation and communication, construction, agribusiness and mining.

Brazil is the largest economy in Latin America, as measured by GDP, and we have historically carried out the majority of our operations in Brazil. While we have been growing our revenues outside of Brazil, our revenues and profitability may be affected by political and economic developments in Brazil and the effect that these factors have on the availability of credit, disposable income, employment rates and average wages in the country. Our operations in Brazil, and the financial services industry in general, are particularly sensitive to changes in Brazilian economic conditions. The Brazilian real/U.S. dollar exchange rate reported by the Central Bank was R$6.192 per US$1.00 on December 31, 2024, which reflected a 27.9% depreciation of the Brazilian real against the U.S. dollar during 2024 mostly due to fiscal concerns related to Brazilian local government spending and to the global strengthening of the U.S. dollar following the U.S. elections in 2024. The exchange rate reported by the Central Bank was R$5.502 per US$1.00 on December 31, 2025, which reflected a 11.1% appreciation of the Brazilian real against the U.S. dollar during 2025 primarily driven by a high interest rate differential as the Selic rate reached 15.00% and a general weakening of the U.S. dollar in global markets, and R$5.128 per US$1.00 on February 25, 2026. There can be no assurance that the Brazilian real will not appreciate or depreciate against the U.S. dollar or other currencies in the future.

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

Services revenue

Services revenue consists primarily of revenue derived from consulting services which are recognized over time during the period that services are performed. Services revenue represented 2.3%, 4.0% and 5.6% of our revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

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

Other income, net

Other income, net consists of interest income, gains and losses on financial instruments and foreign exchange gains and losses.

Total income tax

Provision for total income taxes consists primarily of income taxes, current and deferred, in certain foreign jurisdictions in which we conduct business. The current and deferred income taxes are calculated on the basis of the tax laws enacted at the end of the reporting period in the countries in which we operate and generate taxable income. Our effective tax rate is mostly impacted by permanent book-to-tax differences and valuation allowances related to deferred tax assets at the level of certain legal entities.

Historical Consolidated Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2025 and 2024

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2025 and 2024. The period-to-period comparison of financial results is not necessarily indicative of future results.

	For the year ended December 31,
	2025	2024	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Subscription revenue	234.9	217.7	7.9%
Services revenue	5.6	9.0	(37.8)%
Total revenue	240.5	226.7	6.1%
Subscription cost (1)	(46.4)	(47.5)	(2.3)%
Services cost (1)	(7.8)	(12.2)	(36.3)%
Total cost	(54.2)	(59.7)	(9.3)%
Gross profit	186.3	167.0	11.6%
Operating expenses
General and administrative (1)	(34.0)	(34.3)	(0.8)%
Sales and marketing (1)	(68.6)	(68.6)	0.1%
Research and development (1)	(63.9)	(55.4)	15.3%
Other losses	(1.7)	(1.3)	33.0%
Income from operation	18.1	7.4	145.2%
Other income, net	4.4	5.9	(25.7)%
Income before income tax	22.5	13.3	69.4%
Total income tax	(2.5)	2.5	(196.6)%
Net income for the year	20.0	15.8	26.7%

(1)
Includes share-based compensation expense allocated as follows:

	For the year ended December 31,
	2025	2024
	(in millions of U.S. Dollars, unless otherwise indicated)
Subscription cost	(0.2)	0.0
Services cost	(0.5)	(1.0)
General and administrative	(8.9)	(8.1)
Sales and marketing	(4.2)	(4.6)
Research and development	(4.9)	(5.5)
Total share-based compensation	(18.7)	(19.2)

Total revenue

The components of our total revenue during the years ended December 31, 2025, and 2024 were as follows:

	For the year ended December 31,
	2025	2024	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Subscription revenue	234.9	217.7	7.9%
Services revenue	5.6	9.0	(37.8)%
Total revenue	240.5	226.7	6.1%

Total revenue for the year ended December 31, 2025 was U$240.5 million, an increase of US$13.9 million, or 6.1% in US$ or 7.6% on an FX neutral basis, from US$226.7 million in 2024. The increase in total revenue was primarily driven by an increase in GMV of 12.1% in US$ or 12.9% on an FX neutral basis to US$20.5 billion in 2025, from US$18.2 billion in 2024, which also led to higher revenues from transaction-based fees.

Total cost

The components of our total cost during the years ended December 31, 2025, and 2024 were as follows:

	For the year ended December 31,
	2025	2024	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Subscription cost	(46.4)	(47.5)	(2.3)%
Services cost	(7.8)	(12.2)	(36.3)%
Total cost	(54.2)	(59.7)	(9.3)%

Total cost for the year ended December 31, 2025 decreased by US$5.5 million, or 9.3%, to US$54.2 million in 2025 from US$59.7 million in 2024, mainly due to a decrease in total cost of services by US$4.4 million primarily due to the phase-out of hyper-care services for new customers in the US and Europe, as our matured ecosystem now enables more autonomous and efficient implementations.

Gross profit

As a result of the above, our gross profit increased by US$19.4 million, or 11.6% to US$186.3 million in 2025 from US$167.0 million in 2024. As a percentage of our total revenue, our gross profit increased to 77.5% in 2025 from 73.7% in 2024, mainly due to efficiencies from AI-powered automation in customer support and, and, to a smaller extent, a higher mix of subscription revenue.

Operating expenses

General and administrative

General and administrative expenses during the years ended December 31, 2025, and 2024 were as follows:

	For the year ended December 31,
	2025	2024	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
General and administrative	(34.0)	(34.3)	(0.8)%
Percentage of total revenue	14.1%	15.1%

Our general and administrative expenses decreased by US$0.3 million in 2025, or 0.8%, to US$34.0 million in 2025, from US$34.3 million in 2024, with no significant changes in key expense categories.

Sales and marketing

Sales and marketing expenses during the years ended December 31, 2025, and 2024 were as follows:

	For the year ended December 31,
	2025	2024	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Sales and marketing	(68.6)	(68.6)	0.1%
Percentage of total revenue	28.5%	30.3%

Our sales and marketing expenses remained stable in 2025, reaching US$68.6 million compared to US$68.6 million in 2024, with no significant changes in key expense categories. Although headcount was reduced during the period, the reduction in personnel-related expenses was offset by severance and termination related expenses.

Research and development

Research and development expenses during the years ended December 31, 2025, and 2024 were as follows:

	For the year ended December 31,
	2025	2024	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Research and development	(63.9)	(55.4)	15.3%
Percentage of total revenue	26.6%	24.4%

Our research and development expenses increased by US$8.5 million, or 15.3%, to US$63.9 million in 2025 from US$55.4 million in 2024, primarily due to (1) an increase in personnel-related expenses, including share-based compensation, and (2) an increase in IT-related expenses.

Other income (expense), net

Other income (expense), net amounted to an income of US$4.4 million in 2025 from US$5.9 million in 2024, mainly due to (1) a decrease in interest income to US$3.7 million in December 31, 2025 from US$14.2 million in December 31, 2024, which was mostly offset by (2) an increase in gains on financial instruments to US$11.8 million in December 31, 2025 from a gain of US$2.0 million in December 31, 2024.

Total income tax

Our total income tax amounted to an expense of US$2.5 million in 2025 from an income of US$2.5 million in 2024, reflecting a deferred income tax recovery.

Net Income for the year

As a result of the above, our net income amounted to US$20.0 million in 2025, compared to a net income of US$15.8 million in 2024.

Comparison of Results of Operations for the Years Ended December 31, 2024 and 2023

The following table sets forth our consolidated statements of profit or loss for the years ended December 31, 2024, and 2023. The period-to-period comparison of financial results is not necessarily indicative of future results.

	For the year ended December 31,
	2024	2023	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Subscription revenue	217.7	189.6	14.8%
Services revenue	9.0	11.2	(19.7)%
Total revenue	226.7	200.8	12.9%
Subscription cost (1)	(47.5)	(45.5)	4.4%
Services cost (1)	(12.2)	(15.5)	(21.2)%
Total cost	(59.7)	(61.0)	(2.1)%
Gross profit	167.0	139.8	19.4%
Operating expenses
General and administrative (1)	(34.3)	(32.4)	5.8%
Sales and marketing (1)	(68.6)	(59.4)	15.6%
Research and development (1)	(55.4)	(60.2)	(8.0)%
Other losses	(1.3)	(1.9)	(33.6)%
Income (loss) from operation	7.4	(14.0)	n/m.
Other income, net	5.9	1.6	272.4%
Income (loss) before income tax	13.3	(12.5)	n/m.
Total income tax	2.5	(3.4)	n/m.
Net income (loss) for the year	15.8	(15.9)	n/m.

(1)
Includes share-based compensation expense allocated as follows:

	For the year ended December 31,
	2024	2023
	(in millions of US$)
Subscription cost	0.0	(0.2)
Services cost	(1.0)	(0.5)
General and administrative	(8.1)	(5.9)
Sales and marketing	(4.6)	(4.3)
Research and development	(5.5)	(7.3)
Total share-based compensation	(19.2)	(18.0)

Total revenue

The components of our total revenue during the years ended December 31, 2024, and 2023 were as follows:

	For the year ended December 31,
	2024	2023	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Subscription revenue	217.7	189.6	14.8%
Services revenue	9.0	11.2	(19.7)%
Total revenue	226.7	200.8	12.9%

Total revenue for the year ended December 31, 2024, was U$226.7 million, an increase of US$25.8 million, or 12.9% in US$ or 18.1% on an FX neutral basis, from US$200.8 million in 2023. The increase in total revenue was primarily driven by: (1) an increase in GMV of 10.4% in US$ or 16.2% on an FX neutral basis to US$18.2 billion in 2024, from US$16.5 billion in 2023, which also resulted in higher revenues from transaction-based fees as percentage of total subscription revenues; and (2) the expansion of our operations outside of Latin America.

Total cost

The components of our total cost during the years ended December 31, 2024 and 2023 were as follows:

	For the year ended December 31,
	2024	2023	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Subscription cost	(47.5)	(45.5)	4.4%
Services cost	(12.2)	(15.5)	(21.2)%
Total cost	(59.7)	(61.0)	(2.1)%

Total cost for the year ended December 31, 2024 decreased by US$1.3 million, or 2.1%, to US$59.7 million in 2024 from US$61.0 million in 2023, mainly due to a decrease in the total cost of services by US$3.3 million primarily due to the discontinuation of hyper-care mode for new customers in the USA and Europe, as our evolved ecosystem now efficiently supports most new implementation independently, which was partly offset by the increase in the total cost of subscription by US$2.0 million given the increase in transactions and the GMV processed on our platform.

Gross profit

As a result of the above, our gross profit increased by US$27.1 million, or 19.4% to US$167.0 million in 2024 from US$139.8 million in 2023. As a percentage of our total revenue, our gross profit increased to 73.7% in 2024 from 69.6% in 2023.

Operating expenses

General and administrative

General and administrative expenses during the years ended December 31, 2024, and 2023 were as follows:

	For the year ended December 31,
	2024	2023	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
General and administrative	(34.3)	(32.4)	5.8%
Percentage of total revenue	15.1%	16.1%

Our general and administrative expenses increased by US$1.9 million in 2024, or 5.8%, to US$34.3 million in 2024, from US$32.4 million in 2023.

Sales and marketing

Sales and marketing expenses during the years ended December 31, 2024, and 2023 were as follows:

	For the year ended December 31,
	2024	2023	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Sales and marketing	(68.6)	(59.4)	15.6%
Percentage of total revenue	30.3%	29.6%

Our sales and marketing expenses increased by US$9.2 million, or 15.6%, to US$68.6 million in 2024 from US$59.4 million in 2023, primarily due to an increase in expenses related to marketing and events.

Research and development

Research and development expenses during the years ended December 31, 2024, and 2023 were as follows:

	For the year ended December 31,
	2024	2023	Variation
	(in millions of U.S. Dollars, unless otherwise indicated)%
Research and development	(55.4)	(60.2)	(8.0)%
Percentage of total revenue	24.4%	30.0%

Our research and development expenses decreased by US$4.8 million, or 8.0%, to US$55.4 million in 2024 from US$60.2 million in 2023, primarily due to the decrease in expenses related to compensation, including share-based compensation.

Other income (expense), net

Other income (expense), net amounted to a revenue of US$5.9 million in 2024 from US$1.6 million in 2023, mainly due to a decrease in foreign exchange loss to an expense of US$10.2 million in 2024 from an expense of US$32.4 million in 2023, which was partially offset by a decrease in interest income to US$14.2 million in 2024 from an income of US$23.6 million in 2023 and a decrease in gains on financial instruments to a gain of U$2.0 million in 2024 from a gain of US$ 10.2 million in 2023.

Total income tax

Our total income tax amounted to an income of US$2.5 million in 2024 from an expense of US$3.4 million in 2023, primarily due to a reduction of taxable income in countries with higher tax rates, and to a higher amount of deferred tax assets booked mainly with respect to certain temporary differences.

Net Income (loss) for the year

As a result of the above, our net income amounted to US$15.8 million in 2024, compared to a net loss of US$15.9 million in 2023.

Reconciliation of Non-GAAP Financial Measures

This annual report presents certain non-GAAP financial measures, which are not recognized under U.S. GAAP, specifically Free Cash Flow and FX Neutral measures. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. For additional information on our Non-GAAP measures see “Part I—Introduction—Special Note Regarding Non-GAAP Financial Measures.”

Free Cash Flow

The following table presents a reconciliation of our Free Cash Flow to Net cash provided by operating activities for the following periods:

	For the year ended December 31,
	2025	2024	2023
	(in millions of U.S. Dollars, unless otherwise indicated)
Net cash provided by (used in) operating activities	33.4	26.0	5.4
Acquisitions of property and equipment	(1.0)	(2.1)	(0.5)
Free Cash Flow	32.3	23.9	4.9

FX Neutral measures

The following tables set forth selected income statement line items on an FX Neutral basis for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31,
	As reported			On an FX Neutral basis(1)
	2025	2024	% variation	2025	2024	% variation
	(in US$ millions except as otherwise indicated)
Subscription revenue	234.9	217.7	7.9%	238.3	217.7	9.5%
Services revenue	5.6	9.0	(37.8)%	5.7	9.0	(37.2)%
Total revenue	240.5	226.7	6.1%	244.0	226.7	7.6%
Gross profit	186.3	167.0	11.6%	189.4	167.0	13.4%
Income (loss) from operation	18.1	7.4	145.2%	17.6	7.4	138.3%

	For the year ended December 31,
	As reported			On an FX Neutral basis(1)
	2024	2023	% variation	2024	2023	% variation
	(in US$ millions except as otherwise indicated)
Subscription revenue	217.7	189.6	14.8%	228.6	189.6	20.5%
Services revenue	9.0	11.2	(19.7)%	9.2	11.2	(18.2)%
Total revenue	226.7	200.8	12.9%	237.8	200.8	18.4%
Gross profit	167.0	139.8	19.4%	176.7	139.8	26.3%
Income (loss) from operation	7.4	(14.0)	n/m.	11.5	(14.0)	n/m.

(1)
We calculate FX Neutral measures by using the average monthly exchange rates for each month during 2024 or 2023, as the case may be, and applying them to the corresponding months in 2025 or 2024, respectively, so as to calculate what our results would have been had exchange rates remained stable from one financial year to the next. See “Special Note Regarding Non-GAAP Financial Measures—FX Neutral Measures.”

The following tables set forth the average of monthly exchange rates vis-à-vis the U.S. dollar for the years ended December 31, 2025, 2024 and 2023:

	For the year ended December 31,
	2025			2024			2023
	High(1)	Low(2)	Average(3)	High(1)	Low(2)	Average(3)	High(1)	Low(2)	Average(3)
	(to 1.00 US$)
Argentinean peso	1,446.7	1,041.1	1,242.9	1,030.9	826.4	924.1	808.5	186.9	317.1
Brazilian reais	6.0	5.3	5.6	6.1	4.9	5.4	5.2	4.8	5.0
British pound	0.8	0.7	0.8	0.8	0.8	0.8	0.8	0.8	0.8
Chilean peso	1,001.4	913.9	951.3	984.4	909.5	944.2	925.6	797.8	839.7
Colombian peso	4,296.8	3,778.0	4,051.7	4,410.3	3,866.3	4,073.6	4,809.4	3,943.3	4,319.9
Euro	1.0	0.9	0.9	1.0	0.9	0.9	0.9	0.9	0.9
Mexican peso	20.6	18.1	19.2	20.3	16.8	18.3	19.0	16.9	17.7
Peruvian sol	3.7	3.4	3.6	3.8	3.7	3.8	3.8	3.6	3.7
Romanian leu	4.8	4.3	4.5	4.8	4.5	4.6	4.7	4.5	4.6

(1)
High Average Monthly Exchange Rate is based on the highest average monthly exchange rate (i.e. the exchange rate on the closing of each day during any given month) of any given fiscal year.
(2)
Low Average Monthly Exchange Rate is based on the lowest average monthly exchange rate of any given fiscal year (i.e. the exchange rate on the closing of each day during any given month).
(3)
The Average of Average Monthly Exchange Rates is calculated by the sum of Average Monthly Exchange Rates of any given fiscal year divided by twelve.

B.
Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our consolidated financial statements included elsewhere in this annual report.

Liquidity

Our cash and cash equivalents include cash on hand, immediate demand deposits with financial institutions and other short-term highly liquid investments, which have an immaterial risk of change in value. As of December 31, 2025, and December 31, 2024, our cash and cash equivalents amounted to US$15.7 million and US$18.7 million, respectively.

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

As of December 31, 2025, we did not have any off-balance sheet arrangements.

Consolidated Statements of Cash Flows

The following table sets forth certain consolidated cash flow information for the periods indicated:

	For the Year Ended December 31,
	2025	2024	2023
	(in millions of U.S. Dollars, unless otherwise indicated)
Net cash provided by operating activities	33.4	26.0	5.4
Net cash provided by (used in) investing activities	24.8	(20.7)	35.2
Net cash used in financing activities	(61.6)	(12.1)	(37.9)
Net increase (decrease) in cash and cash equivalents	(3.4)	(6.8)	2.6

Net cash provided by operating activities

For the year ended December 31, 2025, net cash provided by operating activities amounted to US$33.4 million when compared to US$26.0 million in the year ended December 31, 2024, primarily as a result of:

•
an improvement in net income for the year, which amounted to US$20.0 million of net income for the year ended December 31, 2025, compared to a net income of US$15.8 million for the same period in 2024;
•
changes in operating assets which consisted mainly of a decrease in trade receivables of US$0.4 million for the year ended December 31, 2025, compared to an increase of US$21.7 million for the same period in 2024; partially offset by
•
changes in operating liabilities which consisted mainly of a decrease in deferred revenue of US$4.2 million for the year ended December 31, 2025, compared to an increase of US$20.8 million for the year ended December 31, 2024.

For the year ended December 31, 2024, net cash provided by operating activities amounted to 26.0 million when compared to US$5.4 million of net cash provided by operating activities in the year ended December 31, 2023, primarily as a result of:

•
a net income for the year of US$15.8 million for the year ended December 31, 2024, compared to a net loss of US$15.9 million in the same period of 2023.
•
changes in operating liabilities which consisted mainly of US$20.8 million increase in deferred revenue for the year ended December 31, 2024, compared to an increase of US$5.5 million for the year ended December 31, 2023; partially offset by

•
changes in operating assets which consisted mainly of an increase in trade receivables in the amount of US$21.7 million for the year ended December 31, 2024, compared to an increase of US$7.8 million for the year ended December 31, 2023.

Net cash provided by (used in) investing activities

For the year ended December 31, 2025, net cash provided by investing activities amounted to US$24.8 million, from a net cash used in investing activities of US$20.7 million in the year ended December 31, 2024.The change in net cash from investing activities is primarily attributable to an increase in sales and maturities of marketable securities to US$233.0 million for the year ended December 31, 2025, from US$120.9 million in the same period of 2024. This was partially offset by an increase in purchases of marketable securities to US$204.4 million for the year ended December 31, 2025, from US$133.7 million in the same period of 2024.

For the year ended December 31, 2024, net cash used in investing activities increased by US$55.9 million to US$20.7 million, from a net cash provided by investing activities of US$35.2 million in the year ended December 31, 2023, primarily attributable to a decrease in sales and maturities of marketable securities to US$120.9 million for the year ended December 31, 2024, from US$171.2 million in the same period of 2023. This was partially offset by a decrease in purchase of marketable securities to US$ 133.7 million for the year ended December 31, 2024, from US$135.4 million in the same period of 2023.

Net cash used in financing activities

Net cash used in financing activities amounted to US$61.6 million for the year ended December 31, 2025, from a net cash used in financing activities of US$12.1 million for the year ended December 31, 2024. The increase in net cash used in financing activities is primarily attributable to the increase in the buyback of shares to US$59.1 million for the year ended December 31, 2025, from US$11.2 million in the same period of 2024.

Net cash used in financing activities amounted to US$12.1 million for the year ended December 31, 2024, from a net cash used in financing activities of US$37.9 million for the year ended December 31, 2023. The decrease in net cash used in financing activities is primarily attributable to the decrease in the buyback of shares to US$11.2 million for the year ended December 31, 2024, from US$35.2 million in the same period of 2023, partially offset by an increase in the net-settlement of share-based payments to US$4.7 million for the year ended December 31, 2024, from US$2.5 million in the same period of 2023.

Capital Expenditures

Our capital expenditures, consisting of purchase of property and equipment, for the years ended December 31, 2025, 2024 and 2023, amounted to US$1.0 million, US$2.1 million and US$0.5 million, respectively, representing 0.4%, 0.9% and 0.2% of our total revenue for the years ended December 31, 2025, 2024 and 2023, respectively.

For 2026, we expect to maintain the capital expenditures as a percentage of our total revenue at similar levels to the ratios we delivered in 2024 and 2025. We expect to meet our capital expenditure needs for at least the next 12 months from our net cash provided by operating activities and our existing cash and cash equivalents. Our future capital requirements will depend on several factors, including those described in “Item 3. Key Information—D. Risk Factors.”

Indebtedness

As of December 31, 2025, and December 31, 2024 we had no outstanding indebtedness (consisting of loans and financings).

C.
Research and Development, Patents and Licenses, etc.

As of the date of this annual report, we had no issued patents. We own approximately 129 trademark registrations worldwide. As of December 31, 2025, we owned approximately 30 registered domain names in Brazil and 109 outside of Brazil. We also have approximately 5 pending trademark applications in the United States as of the date of this annual report.

D.
Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any other trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

Seasonality and Quarterly Unaudited Results of Operations

Due to our transaction-based subscription model, similar to most retail businesses, we experience seasonal fluctuations in our net sales and operating results. Historically, we have generated higher net sales in the fourth quarter, which includes the “Black November” period in Brazil (a commercial sales season, a month-long, introduced by Brazilian ecommerce websites in 2010 and equivalent to Black Friday in the United States) and other ecommerce events in Latin American countries. The first quarter of the year is our slowest period, as the months of January, February and March correspond to vacation time in Brazil and other Latin American countries, and the first quarter is impacted by Carnival in Brazil. See “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Business and Industry—Our operating results are subject to seasonal fluctuations.”

The following table sets forth our unaudited quarterly consolidated statement of profit or loss data for each of the last eight quarters of the period ended December 31, 2025. The unaudited consolidated statement of profit or loss data below has been prepared on the same basis as the audited consolidated financial statements included elsewhere in this annual report on Form 20-F and, in our opinion, reflects all necessary adjustments, consisting only of ordinary course recurring adjustments, necessary to fairly and accurately state this information. These historical unaudited quarterly results of operations are not necessarily indicative of the results of operations for a full year or any future period.

	For the Three Months ended (unaudited)
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
	(in millions of U.S. Dollars, unless otherwise indicated)
Subscription revenue	50.4	54.0	53.9	59.4	52.6	57.2	58.4	66.7
Services revenue	2.3	2.6	2.1	2.1	1.6	1.5	1.2	1.3
Total revenue	52.6	56.5	56.0	61.5	54.2	58.8	59.6	68.0
Subscription cost	(11.6)	(11.9)	(11.7)	(12.4)	(11.1)	(11.6)	(11.6)	(12.1)
Services cost	(3.2)	(3.1)	(2.7)	(3.3)	(2.1)	(1.9)	(2.0)	(1.8)
Total cost	(14.8)	(15.0)	(14.3)	(15.6)	(13.2)	(13.5)	(13.5)	(14.0)
Gross profit	37.9	41.6	41.6	45.9	41.0	45.3	46.1	54.0
Operating expenses
General and administrative	(8.8)	(9.4)	(8.3)	(7.7)	(9.0)	(9.0)	(8.1)	(7.8)
Sales and marketing	(17.2)	(17.3)	(16.6)	(17.5)	(16.8)	(17.4)	(16.7)	(17.7)
Research and development	(14.0)	(14.3)	(13.7)	(13.4)	(14.9)	(15.4)	(16.7)	(16.9)
Other income (losses)	(0.4)	0.3	(0.7)	(0.6)	(0.4)	(0.5)	(0.3)	(0.4)
Income (loss) from operation	(2.5)	0.8	2.3	6.7	(0.2)	2.9	4.2	11.2
Other income (expense), net	(0.7)	5.5	(0.1)	1.2	1.6	0.9	2.2	(0.4)
Income (loss) before income tax	(3.2)	6.3	2.2	7.9	1.4	3.8	6.4	10.9
Total income tax	2.4	0.2	1.1	(1.2)	(0.6)	(0.8)	0.0	(1.0)
Net income (loss)	(0.9)	6.6	3.4	6.8	0.9	3.0	6.4	9.8

The following table sets forth selected unaudited consolidated statements of profit or loss data for each of the periods indicated as a percentage of total revenue.

	For the Three Months ended (unaudited)
	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025
Total revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Subscription cost	(22.0)%	(21.0)%	(20.8)%	(20.1)%	(20.5)%	(19.7)%	(19.4)%	(17.9)%
Services cost	(6.1)%	(5.5)%	(4.8)%	(5.3)%	(3.9)%	(3.3)%	(3.3)%	(2.7)%
Total cost	(28.1)%	(26.5)%	(25.6)%	(25.4)%	(24.3)%	(23.0)%	(22.7)%	(20.5)%
Gross profit	71.9%	73.5%	74.4%	74.6%	75.7%	77.0%	77.3%	79.5%
Operating expenses
General and administrative	(16.7)%	(16.7)%	(14.9)%	(12.6)%	(16.7)%	(15.3)%	(13.7)%	(11.5)%
Sales and marketing	(32.7)%	(30.6)%	(29.7)%	(28.4)%	(31.1)%	(29.7)%	(28.0)%	(26.0)%
Research and development	(26.5)%	(25.4)%	(24.5)%	(21.8)%	(27.4)%	(26.2)%	(28.1)%	(24.8)%
Other income (losses)	(0.7)%	0.6%	(1.2)%	(0.9)%	(0.8)%	(0.8)%	(0.6)%	(0.6)%
Income (loss) from operation	(4.7)%	1.4%	4.2%	10.9%	(0.4)%	5.0%	7.0%	16.5%
Other income (expense), net	(1.4)%	9.8%	(0.2)%	1.9%	3.0%	1.5%	3.7%	(0.5)%
Income (loss) before income tax	(6.1)%	11.2%	4.0%	12.9%	2.7%	6.5%	10.7%	16.0%
Total income tax	4.5%	0.4%	2.0%	(1.9)%	(1.1)%	(1.4)%	—	(1.5)%
Net income (loss)	(1.6)%	11.6%	6.0%	11.0%	1.6%	5.1%	10.7%	14.4%

Total revenue

In the year ended December 31, 2025, we have experienced resilient sales momentum by signing new enterprise customers onto the VTEX Platform while we witnessed an elongation of sales cycles, when compared to the previous year although still above long-term historical average. Although the macroeconomic scenario in certain countries impacted FX rates and consumer consumption, our GMV demonstrated its resiliency and grew above market. Finally, services revenue saw a by-design reduction due to the evolution of our ecosystem, which enabled new customers in the US and Europe to rely less on VTEX’s direct services, previously sold at a loss to onboard larger customers.

Our sources of revenues are denominated 25.9% in U.S. dollars or Euros and 74.1% in local currencies for the year ended December 31, 2025.

We continue to monitor the progress of the macroeconomic conditions and its effects in consumption and our customers’ operations and will take additional measures to navigate any macroeconomic environment and comply with the rapidly changing regulations of the countries where we operate. In addition, the devaluation of certain local currencies in those countries against the U.S. dollar, may cause a decline in year-over-year revenues in certain countries we operate, measured in U.S. dollars. However, we may not be able to predict the negative impacts a worsening in the macroeconomic environment will have on our business in the future.

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

For the year ended December 31, 2025, and for the year ended December 31, 2024 our gross profit was US$186.3 million and US$167.0 million, respectively, representing a year-over-year increase of 11.6%. Our gross profit year-over-year growth was lower than our total revenue growth as a reflection of incremental investments in cybersecurity, privacy and compliance mostly related to our global expansion and becoming a public company, partially offset by our efforts to increase efficiencies in hosting costs.

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

We expect to continue driving operating leverage across gross margin, general and administrative expenses, and sales and marketing expenses, including through the increasing use of AI to enhance efficiency and scale. These efficiencies are expected to support continued investment in research and development to sustain our pace of innovation and support long-term growth.

The worsening of the macroeconomic environment could also have negative impacts on our results of operations if we fail to closely monitor operating expenses on demand patterns. Our operating expenses are not adjusted in order to appropriately represent our actual rate of business development.

For the year ended on December 31, 2025, our operating expenses increased by 5.4%, while we saw a 16.7% decrease in overall headcount. The reduction in our employee base primarily reflects an adjustment in our sales and marketing organization, informed by efficiency gains enabled by AI. These reductions were partially offset by an increase in headcount within research and development, in the aim to accelerate product development and strengthening its capabilities in the AI-driven product landscape.

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

The table set forth below presents the name, age and title of the current members of our board of directors:

Name	Age	Position
Geraldo do Carmo Thomaz Júnior	49	Co-Chairman
Mariano Gomide de Faria	48	Co-Chairman
Francisco Alvarez-Demalde	47	Board Member
Alejandro Raul Scannapieco	54	Independent Board Member
Benoit Fouilland	61	Independent Board Member
Silvia Mazzucchelli	54	Independent Board Member

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

Francisco Alvarez-Demalde. Mr. Alvarez-Demalde is a member of our board of directors, a position he has held since 2019. He is a Co-Founder and Managing Partner of Riverwood Capital, one of the leading investment firms solely dedicated to technology growth and scalability, and the largest early investor in VTEX since 2014. Prior to establishing Riverwood, Mr. Alvarez-Demalde was an investment executive at Kohlberg Kravis Roberts & Co. (KKR), where he focused on leveraged buyouts in the technology industry and other sectors. He also previously held roles with Goldman Sachs & Co, and other companies. Mr. Alvarez-Demalde has invested and been actively involved in the development, operations, and growth of several successful businesses across North America, Latin America and other geographies. Mr. Alvarez- Demalde earned a Licentiate (Honors) in Economics from Universidad de San Andrés in Argentina, with additional studies at the Wharton School. He has led investments in or is a current or former Director or Advisor of several technology companies, including 99, Alog Data Centers do Brasil, AppZen, BigID, Billtrust (NASDAQ: BTRS), Cloudblue, Cognosos, CRM&Bonus, Dock, Globant (NYSE: GLOB), Greenhouse, Industrious, Insider, Invgate, Jobint, Mandic, MotionPoint, Navent, Omie, OneModel, Pixeon, RD Station, SecurityScorecard, Sensedia, Shiphero, SUMA, Technisys, and VTEX (NYSE: VTEX), among others. Mr. Alvarez-Demalde is also a Global Ambassador with Endeavor, Chairman of The Association for Private Capital Investment in Latin America (LAVCA), a Director of illumyn Impact, Founder of LTF and Digitar, and is actively involved in non-profit initiatives focused on education. We believe that Mr. Alvarez-Demalde is qualified to serve on our board of directors due to his considerable business experience in the technology industry and his experience serving as a director of other companies.

Alejandro Raul Scannapieco. Mr. Scannapieco is an independent member of our board of directors and co-chairman of the Audit Committee; positions he has held since May 2021. Currently, he is an independent advisor on several companies and private equity funds, with extensive experience advising boards, CEOs, and investors on strategy, capital markets, M&A, and value creation across technology, fintech, and digital platforms. He was CEO of Sportian from 2022-2025, a joint venture between Globant and La Liga Española. Prior to that, he was the managing director of the Business Hacking Studio at Globant from 2019 to 2022. Prior to that, he led the U.S. East Region for Globant and was the chief financial officer from 2008-2018. Prior to joining Globant in 2008, Alejandro served as chief financial officer at Microsoft South Cone (2002- 2008) and Patagon.com South America (1999-2002), an internet startup that was sold to Santander Bank. He also served as Senior Finance Analyst at JP Morgan (1994-1999) and Senior Auditor at EY (1990-1994). Mr. Scannapieco holds a postgraduate degree in capital markets, a degree in public accounting and a bachelor’s degree in business administration from the Pontificia Universidad Católica Argentina. He has also completed a postgraduate degree in finance from Torcuato Di Tella University.

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

Silvia Mazzucchelli. Silvia Mazzucchelli is an independent member of our board of directors and member of the Audit Committee, a position she has held since July 2023. Ms. Mazzucchelli is currently a senior advisor, specialized in retail and consumer brands, to The Boston Consulting Group, and the CEO and chair of the board of Coyuchi, a home textiles brand, and director of TOMS Shoes Inc. a PE backed footwear global company. She previously served as Chair of the board of Sequential Brands Group, Inc. (Nasdaq: SQBG), a brand management company with a portfolio of lifestyle brands, as director of PAS Group Ltd. (ASX: PGR), a leading Australian fashion retailer, as director of CARBON38 and two KKR portfolio companies. Ms. Mazzucchelli’s contributions to strategy development, scaling consumer and retail brands, and digital transformations leverage 25+ years of track record as a consumer and retail business leader and advisor. Prior to her current roles, Ms Mazzucchelli held a variety of senior executive roles at PE portfolio companies The Collected Group (KKR), ModCloth (Walmart E-Commerce), American Apparel, Gildan Activewear, Toms Shoes, Guess? Inc. Silvia began her career at The Boston Consulting Group where she spent over 12 years assisting Fortune 500 clients in Consumer and Retail across North America and Europe. Ms. Mazzucchelli graduated with an MBA from the Anderson School of Management at UCLA, and holds a BSBA degree from Bocconi University in Italy and an International Business Diploma from the Stockholm School of Economics.

Executive Officers

Our executive officers are primarily responsible for the day-to-day management of our business and for implementing the general policies and directives established by our board of directors.

The table set forth below presents the name, age and title of current executive officers:

Name	Age	Position
Geraldo do Carmo Júnior	49	Co-Chief Executive Officer
Mariano Gomide de Faria	48	Co-Chief Executive Officer
Ricardo Camatta Sodré	41	Chief Financial Officer
André Spolidoro Ferreira Gomes	49	Chief Strategy Officer
Santiago Naranjo Alvarez	43	Chief Revenue Officer

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

Santiago Naranjo Alvarez. Mr. Naranjo is our Chief Revenue Officer, a position held since June 2022. Mr. Naranjo served as LatAm Growth Officer, from 2020 to 2022, and as Country Manager of Colombia from 2016 to 2020. Before joining VTEX, he served as Marketing Manager in Offcorss (CI Hermeco) for 10 years. Mr. Naranjo is a financial engineer and retail expert, passionate about Omnichannel and Cross Border ecommerce with more than 15 years of experience in ecommerce and retail, and 10 years of expertise leading the creation and expansion of successful brands, both physical and digital. Mr. Naranjo held the position of a board member of the Colombian Chamber of Electronic Commerce (“CCCE”) from 2016 to 2020 as a trusted advisor who shares knowledge that powers the ecommerce industry in Latin America. Santiago holds a B.S. degree in financial engineering with marketing at Universidad de Medellín.

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

For the years ended December 31, 2025, 2024 and 2023, the aggregate compensation expense for the members of the board of directors and our executive officers for services in all capacities was US$10.8 million, US$10.7 million and US$10.1 million, respectively, which includes both salaries and bonuses paid in kind and compensation.

Equity Incentive Plans

Prior to November 2021, certain members of our management, outside directors, consultants and our employees received share-based compensation under a share option plan and a restricted share plan, or the Pre-IPO Plans. Although grants made pursuant to the Pre-IPO Plans prior to the adoption of the 2021 Share Plan (as defined below) remain valid, the outstanding pools of the Pre-IPO Plans have been canceled and no additional grants may be made. We have awarded 3,739,932 stock options and 15,000 restricted share units under the Pre-IPO Plans that are currently outstanding and not exercised or settled. For further information, see note 18 to our consolidated financial statements.

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

On November 7, 2022, our board of directors amended and restated the 2021 Share Plan and authorized an increase of the number of shares that are available to be issued under the 2021 Share Plan (any such number of shares available to be issued the “Plan Share Reserve”) to include an additional 2,600,000 Class A common shares to be reserved for issuance to offset an aggregate of approximately 2,600,000 stock options and restricted stock units that were previously granted under Pre-IPO Plans and have been forfeited. Also on November 7, 2022, our board of directors approved the modification of some stock option instruments, changing the original vesting period and exercise price, and the migration of some stock option instruments to RSUs. Such modifications were carried out to reflect the recent fall in our share price. For further information, see note 18 to our consolidated financial statements.

As of December 31, 2025, we have awarded 6,378,791 stock options and 5,337,941 restricted share units under the 2021 Share Plan that are currently outstanding and have not been exercised.

Pursuant to the terms of the 2021 Share Plan, the Plan Share Reserve automatically renews on the first day of each fiscal year, by a number of Class A common shares equal to (1) 1.8% of our outstanding share capital on the last day of the immediately preceding fiscal year or (2) a number of Class A common shares as otherwise determined by our board of directors.

On January 1, 2026, our Plan Share Reserved was renewed by 3,113,883 Class A common shares which represented 1.8% of our outstanding share capital on December 31, 2025, and we have a total of 3,864,179 Class A common shares available for issuance under the 2021 Share Plan.

On October 30, 2025 our board of directors approved a new global benefit applicable to the certain VTEX employees designed to provide eligible employees with additional flexibility in structuring their compensation and to further align employee incentives with our long-term value creation strategy, or the "Bonus Conversion Program". Under the approved terms of the Bonus Conversion Program, at certain intervals during 2026, each eligible employee may, at their sole discretion, elect among available alternatives for the conversion of their cash bonus into VTEX shares. The approved share reserve for the Bonus Conversion Program is the aggregate amount equivalent to US$5.0 million which represents 1,580,278 Class A common shares available for issuance under the Bonus Conversion Program. Shares allocated to this dedicated reserve are intended exclusively for use under the Bonus Conversion Program and may not be used for any other equity compensation arrangement.

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

Compensation Committee

Our compensation committee consists of Francisco Alvarez-Demalde and Alejandro Raul Scannapieco. Our compensation committee is responsible for, among other things, establishing cash compensation levels, adopting and administering our bonus programs, reviewing and approving severance arrangements and employment agreements to maintain competitiveness and further our performance objectives, establishing and recommending to our board of directors corporate goals and objectives relevant to compensation for our executive officers (including the Co-Chief Executive Officers), as well as recommending to our board of directors the form and amount of cash-and equity-based and other compensation to be paid to the non-employee members of the board of directors. As a foreign private issuer, our compensation committee is not required to satisfy the requirements of 303A.05 of the Corporate Governance Rules of the NYSE, including to be made up by “independent directors” as defined in such rules. While we are not required to make a determination as to whether the members of our compensation committee are “independent directors” for purposes of Section 303A.02 of the Corporate Governance Rules of the NYSE, we are of the view that (1) Mr Alvarez-Demalde may or may not meet the independence requirements of such rule and (2) Mr. Matin would satisfy such independence requirements.

D.
Employees

As of December 31, 2025, we had 1,139 employees (including full-time employees and interns), including 47.8% in research and development, 20.5% in sales and marketing, 10.9% in professional services and customer support and 20.9% in general and administrative expenses. Of these employees, 80.9% are in Brazil and 19.1% are in our international locations.

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

We foster partnerships with top educational institutions across Brazil through VTEX Lab, our university partnership program we established in April 2018, that provides students with an immersive experience of continued learning and development. As of the date of this annual report, our engineering team consists of approximately 9.6% of VTEX Lab graduates and we continue to cultivate the future of tech talent at VTEX. Overall, as of the date of this annual report, our engineering team consists of approximately 15.8% of graduates from VTEX Internship Programs.

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

Item 7. Major Shareholders and Related Party Transactions

A.
Major Shareholders

The following table and accompanying footnotes presents information relating to the beneficial ownership of our Class A common shares and Class B common shares as of December 31, 2025:

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

	Common shares Beneficially Owned
	Class A		Class B		Total Voting Power(2)
	Shares	%(1)	Shares	%(1)%
5% Shareholders
Geraldo do Carmo Thomaz Júnior (3)	2,489,229	2.5%	34,724,095	43.2%	38.7%
Mariano Gomide de Faria (3)	2,784,279	2.8%	34,337,589	42.7%	38.3%
LA Holdings (Cayman) Ltd. (4)	38,434,587	38.7%	—	—	4.3%
Riverwood Managed Entities (5)	5,347,661	5.4%	10,555,046	13.1%	12.3%
Total	49,055,756	49.4%	79,616,730	99.0%	93.6%
Other Directors and Executive Officers
Francisco Alvarez-Demalde (5)	256,199	0.3%	—	—	0.0%
Alejandro Raul Scannapieco (6)	316,865	0.3%	—	—	0.0%
Benoit Fouilland (7)	316,865	0.3%	—	—	0.0%
André Spolidoro Ferreira Gomes (8)	914,993	0.9%	800,000	1.0%	1.0%
Silvia Mazzucchelli (9)	74,199	0.1%	—	—	0.0%
Santiago Naranjo Alvarez (10)	432,500	0.4%	—	—	0.0%
Ricardo Camatta Sodré (11)	897,823	0.9%	—	—	0.1%
All directors and executive officers as a group (9 persons)	8,482,952	8.5%	69,861,684	86.9%	78.3%

(1)
Percentage of the specific class of common shares, based on 99,246,229 outstanding Class A common shares (including options and restricted stock units exercisable within 60 days from December 31, 2025) and 80,416,730 outstanding Class B common shares as of December 31, 2025.
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
(3)
Consists of common shares held of record by Itacare Corporation, Imbetiba Parent Ltd., Signo Inv. Tech Co Ltd., Mira Limited, Abrolhos One Limited, Arbalete Fund Inc., Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria. Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria specifically disclaim beneficial ownership of shares that are not directly owned by them. Further, includes (i) 2,115,624 Class A common shares and 2,115,624 Class A common shares held by Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria, respectively, subject to options exercisable within 60 days from December 31, 2025; and (ii) 34,374 Class A common shares and 34,374 Class A common shares held by Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria, respectively, subject to restricted stock units releasable within 60 days from December 31, 2025.
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
(5)
Consists of 1,411,715 Class A and 2,786,565 Class B common shares held by Data Center Holdings II LLC; 1,413,261 Class A and 2,789,960 Class B common shares held by IT Brazil Group II LLC; 1,413,606 Class A and 2,789,405 Class B common shares held by RCP II Brazil Holdings LLC and 1,109,079 Class A and 2,189,116 Class B common shares held by RCP II (Parallel B) Brazil Holdings LLC, entities incorporated under the laws of Delaware (together the “Riverwood-Managed Entities”), which are wholly owned by Data Center Holdings II AIV L.P., IT Brazil Group II AIV L.P., RCP II Brazil Holdings AIV L.P., and Riverwood Capital Partners II (Parallel-B) L.P., respectively (together, the “Riverwood-Managed Funds”), which management is controlled by Riverwood Capital II L.P., the general partner of each of the Riverwood-Managed Funds. Riverwood Capital GP II Ltd. is the general partner of Riverwood Capital II L.P. The Riverwood-Managed Funds, Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. may be deemed to have voting and dispositive power over shares directly held by one or more of the Riverwood-Managed Entities (provided that the powers attributed to Riverwood Capital II L.P. and Riverwood Capital GP II Ltd. are vested to them in their fiduciary capacity). All investment decisions over the shares held by the Riverwood-Managed Entities are made by a majority vote of an investment committee comprised of several members. All voting decisions over the shares held by the Riverwood-Managed Entities are made by a majority vote of Riverwood Capital GP II Ltd.’s multiple shareholders. Francisco Alvarez-Demalde is a co-founder and managing partner of Riverwood Capital

Management, L.P. and is a member of the investment committee and a shareholder of Riverwood Capital GP II Ltd. He disclaims beneficial ownership with respect to the shares held by the Riverwood-Managed Entities except to the extent of his pecuniary interest therein. No single natural person controls investment or voting decisions with respect to the common stock beneficially owned by the Riverwood-Managed Entities. The business address for each of these entities is c/o Riverwood Capital Management L.P., 70 Willow Road, Suite 100, Menlo Park, California 94025. Mr. Francisco Alvarez-Demalde, one of our directors, owns 5,908 Class A common shares. Further, includes 248,262 Class A common shares subject to options exercisable within 60 days from December 31, 2025 and 2,029 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2025.
(6)
Mr. Alejandro Raul Scannapieco’s, one of our directors, address is Calle Valle de Tobalina 11, Boadilla del Monte, Madrid, Spain, CP 28669. Mr. Scannapieco owns 5,908 Class A common shares. Further, includes 308,928 Class A common shares subject to options exercisable within 60 days from December 31, 2025 and 2,029 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2025.
(7)
Mr. Benoit Fouilland’s, one of our directors, business address is 22 Boulevard Malesherbes, 75008 Paris, France. Mr. Fouilland owns 5,908 Class A common shares. Further, includes 308,928 Class A common shares subject to options exercisable within 60 days from December 31, 2025 and 2,029 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2025.
(8)
Mr. Spolidoro, our Chief Strategy Officer, directly owns 359,755 shares of Class A common stock and may be deemed to indirectly beneficially own 800,000 Class B common shares. The business address for Mr. Spolidoro is 4th floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KYI-1002, Cayman Islands. Further, includes 541,488 Class A common shares subject to options exercisable within 60 days from December 31, 2025 and 13,750 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2025.
(9)
Mrs. Mazzucchelli, one of our directors, address is 2391 Achilles Dr., Los Angeles, CA 90046-1623. Mrs. Mazzucchelli owns 5,908 Class A common shares. Further, includes 66,262 Class A common shares subject to options exercisable within 60 days from December 31, 2025 and 2,029 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2025.
(10)
Mr. Naranjo Alvarez, one of our executive officers, beneficially owns 257,500 Class A common shares subject to options exercisable within 60 days from December 31, 2025 and 175,000 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2025. The business address for Naranjo Alvarez is 4th floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KYI-1002, Cayman Islands.
(11)
Mr. Camatta Sodré, our Chief Financial Officer, beneficially owns 456,573 Class A common shares directly. The business address for Mr. Camatta Sodré is 4th floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman, KYI-1002, Cayman Islands. Further, includes 421,250 Class A common shares subject to options exercisable within 60 days from December 31, 2025 and 20,000 Class A common shares subject to restricted stock units releasable within 60 days from December 31, 2025.

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

Agreements with our Executives

Certain of our executive officers have entered into employment agreements or service agreements, certain of which provide for notice of termination periods and include restrictive covenants including with respect to confidentiality, non-compete and exclusivity.

Relationships with our Directors and Executive Officers

As of December 31, 2025, Mr. do Carmo Thomaz Júnior and Mr. Gomide de Faria our co-chairman and co-chief executive officers directly or indirectly hold 40.5% of our common shares (and 77.2% of the voting power of our outstanding common shares).

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

Dividends and Dividend Policy

We have not adopted a dividend policy with respect to payments of any future dividends by us. The amount of any dividends will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be made at the discretion of our board of directors and will depend on various factors, including applicable laws, our results of operations, financial condition, cash requirements, future prospects and any other factors deemed relevant by our board of directors. For further information “Item 3. Key Information—D. Risk Factors—Certain Risks Relating to Our Class A Common Shares — We have not adopted a dividend policy with respect to future dividends. If we do not declare any dividends in the future, investors will have to rely on the price appreciation of our Class A common shares in order to achieve a return on their investment.” As a holding company, our ability to pay dividends depends on our receipt of cash dividends from our operating subsidiaries, which may further restrict our ability to pay dividends as a result of their respective jurisdictions of incorporation (including imposing legal restrictions on dividend distribution by subsidiaries), agreements of our subsidiaries or covenants under future indebtedness that we or they may incur. Our ability to pay dividends is therefore directly related to positive and distributable net results from our subsidiaries. See “Item 3. Key Information—D. Risk Factors— Certain Risks Relating to Our Business and Industry—Our holding company structure makes us dependent on the operations of our subsidiaries.”

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

Our Articles of Association authorize the issuance of up to 2,100,000,000 common shares of our authorized share capital. As of the date of this annual report, 92,610,339 Class A common shares and 80,416,730 Class B common shares of our authorized share capital were issued, fully paid and outstanding.

The remaining authorized but unissued shares are presently undesignated and may be issued by our board of directors as common shares of any class or as shares with preferred, deferred or other special rights or restrictions.

Treasury Shares

As of December 31, 2025, we did not have any shares held in treasury.

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

On December 3, 2024, our board of directors authorized us to repurchase Class A common shares, with par value of US$0.0001 per share, for an aggregate consideration of up to US$30.0 million. This authorization expired on December 2, 2025.

On August 7, 2025, our board of directors authorized us to repurchase Class A common shares, with par value of US$0.0001 per share, for an aggregate consideration of up to US$40.0 million. This authorization is scheduled to expire on July 31, 2026.

On February 24, 2026, the Board of Directors of VTEX authorized us to repurchase Class A common shares with par value US$0.0001 per share, for an aggregate consideration of up to US$50.0 million. This authorization is scheduled to expire on February 24, 2027.

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

Our directors are Geraldo do Carmo Thomaz Júnior, Mariano Gomide de Faria, Francisco Alvarez-Demalde, Alejandro Raul Scannapieco, Benoit Fouilland and Silvia Mazzucchelli. Alejandro Raul Scannapieco, Benoit Fouilland and Silvia Mazzucchelli are members of our audit committee and “independent” as that term is defined under Rule 10A-3 of the Exchange Act. Alejandro Raul Scannapieco is a member of our compensation committee and would be “independent” as that term is defined under Section 303A.02 of the Corporate Governance Rules of the NYSE.

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

C.
Material Contracts

On March 28, 2025, our subsidiary VTEX Brazil entered into a private pricing addendum with Amazon Web Services, Inc. and its affiliates, or AWS, supplementing the standard AWS customer agreement entered into when acquiring AWS’s cloud storage services and substituting the private pricing addendum signed on December 11, 2020 and its addendums. We pay a monthly charge based on our usage and are subject to an annual commitment payment. The new term for the private pricing addendum is March 31, 2030.

D.
Exchange Controls

The Cayman Islands currently has no exchange control restrictions.

Certain Latin American economies in which we operate are subject to significant foreign currency exchange controls and currency devaluation. See “Item 3. Key Information—A. Selected financial data” and “Item 3. Key Information—D. Risk Factors— Certain Risks Relating to Latin America—Significant foreign currency exchange controls and currency devaluation in certain countries in which we operate which may have adverse effects on the economies of such countries, us and the price of our Class A common shares.”

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Class A common shares and the proceeds from the sale, exchange or other disposition of Class A common shares that are paid to you within the United States (and in certain cases, outside the United States), unless you establish that you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a correct taxpayer identification number and a certification that you are not subject to backup withholding or if you fail to report in full dividend and interest income.

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

Our cash, cash equivalents, restricted cash, marketable securities and short-term investments consist primarily of interest-bearing accounts held by our parent company in US$. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, we intend to maintain our portfolio of cash equivalents in a variety of investment-grade securities, which may include commercial papers, money market funds, and government and non-government debt securities. Because of the short-term maturities of our cash, cash equivalents, and marketable securities, as of December 31, 2025, we are not materially exposed to the risk of changes in market interest rates.

Foreign currency exchange risk

We have significant operations internationally that are denominated in foreign currencies. Our exposure to foreign exchange risk is primarily related to fluctuations between the U.S. Dollar and the Latin American countries in which we operate (primarily the Brazilian real, Argentine peso, Colombian peso and Chilean peso). We transact business in various foreign currencies and have significant international revenues and costs. Our cash flows, results of operations and certain of our intercompany balances that are exposed to foreign exchange rate fluctuations may differ materially from expectations and we may record significant gains or losses due to foreign currency fluctuations and related hedging activities. For further information see note 3.21 of our consolidated financial statements.

Our subsidiaries generate revenues and incur most of their expenses in the respective local currencies of the countries in which they operate. As a result, our subsidiaries use their local currency as their functional currency. In the years ended December 31, 2025 and 2024, 22.0% and 20.8% of our revenues were denominated in, or linked to, U.S. dollars, respectively. As of December 31, 2025 and December 31, 2024, our assets were represented by 60.4% and 67.7% in U.S. dollars, 39.6% and 32.3% in other currencies. As of December 31, 2025 and December 31, 2024, our liabilities, excluding our total shareholders’ equity, were represented by 11.5% and 13.0% in U.S. dollars, 88.5% and 87.0% in other currencies.

We are exposed to foreign exchange fluctuations on the revaluation of foreign currency assets and liabilities. We use foreign exchange derivative products to hedge intercompany loans, and debt for operational purposes. By their nature, derivative financial instruments involve risk, including the credit risk of non-performance by counterparties. We use derivatives for hedging purposes and not as speculative investments. For further information on how such derivatives are recognized and classified, see note 3.11 to our consolidated financial statements.

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A.
Disclosure Controls and Procedures

We have evaluated, with the participation of our Co-Chief Executive Officers and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based upon such evaluation, our Co-Chief Executive Officers and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that material information required to be disclosed in the reports filed with, or submitted to the SEC under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms and (2) accumulated and communicated to our management, including our Co-Chief Executive Officers and Chief Financial Officer as appropriate to allow timely decisions regarding required disclosures.

B.
Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed by, or under the supervision of, our Co-Chief Executive Officers and Chief Financial Officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatement. Also, projections of any evaluation of the effectiveness of our internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management, including the Co-Chief Executive Officers and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria described in Internal Control— Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, and based on this assessment, our management has concluded that our internal controls over financial reporting was effective as of December 31, 2025.

C.
Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., an independent registered public accounting firm, as stated in their report, which appears herein.

D.
Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Auditores Independentes Ltda., our principal accountants, for the periods indicated. Our independent registered public accounting firm was PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
	2025	2024
	(in millions of US$)
Audit fees(1)	0.7	0.7
Audit-related fees	—	0.0
Tax fees	—	—
All other fees(2)	—	0.0
Total fees	0.7	0.7

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 8, 2023 our board of directors authorized the repurchase of shares of our Class A common shares for an aggregate consideration of up to US$20.0 million, which expired on August 8, 2024. On December 3, 2024 our board of directors authorized the repurchase of shares of our Class A common shares for an aggregate consideration of up to US$30.0 million, which expired on December 2, 2025. On August 7, 2025 our board of directors authorized the repurchase of shares of our Class A common shares for an aggregate consideration of up to US$40.0 million, which is scheduled to expire on July 31, 2026. On February 24, 2026, the Board of Directors of VTEX authorized us to repurchase Class A common shares with par value US$0.0001 per share, for an aggregate consideration of up to US$50.0 million. This authorization is scheduled to expire on February 24, 2027.

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

The following table summarizes the share repurchase activity for the year ended December 31, 2025.

Period	Total Number Of Class A Common Shares Purchased	Average Price Paid per Class A Common Share (US$)(1)	Total Number of Class A Common Shares Purchased As Part of Publicly Announced Plans Or Program	Approximate Value of Class A Common Shares that May Yet Be Purchased Under the Plans (In US$ millions)
January 1 - 31, 2025	1,443,037	6.09	3,278,675	10.05
February 1 - 28, 2025	131,659	6.59	3,410,334	9.18
March 1 - 31, 2025	1,123,543	4.75	4,533,877	3.84
April 1 - 30, 2025	796,480	4.82	5,330,357	—
May 1 - 31, 2025	—	—	5,330,357	—
June 1 - 30, 2025	—	—	5,330,357	—
July 1 - 31, 2025	—	—	5,330,357	—
August 1 - 31, 2025	2,515,341	4.11	7,845,698	29.67
September 1 - 30, 2025	2,029,112	4.17	9,874,810	21.20
October 1 - 31, 2025	1,849,135	4.37	11,723,945	13.12
November 1 - 30, 2025	3,247,418	4.04	14,971,363	—
December 1 - 31, 2025	—	—	14,971,363	—
Total	13,135,725	4.48	14,971,363	—

(1)
Not including brokerage fees.

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

The Security Engineering (SecEng) team embeds scalable and resilient security capabilities across the engineering and cloud ecosystem, enabling secure-by-default operations and proactive defense. For strengthening our defenses against cyberattacks, we should focus on prevention, detection, and response to threats. also adopts a unique approach, simulating the mindset of a real adversary who aims to materialize a risk to VTEX. By carrying out ethical intrusion tests, they are responsible for identifying and assessing gaps and vulnerabilities, providing valuable insights to further strengthen our cyber defenses.

The Corporation Security (CorpSec) team is responsible for ensuring the security of the technologies offered by VTEX, guaranteeing protection for our systems to all employees and partners worldwide a goal of providing continuous service to our customers.

The Technology Governance Risk and Compliance (TechGRC) team is responsible for establishing policies, standards, and procedures to ensure information security through a risk-oriented approach. This includes the Incident Response Plan, the Vulnerability Management Policy, and the Information Security Policy, among other essential guidelines. We believe these frameworks ensure a comprehensive and effective approach to security risk management. When conducting the risk assessment, the

SecOps team identifies and analyzes potential security threats, assessing the impact on data integrity, confidentiality, and availability. Based on this assessment, the team creates security controls and develops strategies and policies to mitigate identified risks.

The Awareness team, which operates within the SecOps Team structure, plays a vital role in employee awareness and training. Recognizing that security is a shared responsibility, this team educates VTEX about safe practices, strengthening the first line of defense against threats.

When a material risk is identified that has the potential to impact the Company or its customers, the Information Security Team takes immediate action. The first step is to register the incident, then call in specialists to conduct an in-depth analysis of the scenario. Based on this assessment, actions are taken to contain the incident, limit its impact, identify the root cause, and implement corrective measures to prevent similar occurrences in the future. The escalation process takes place simultaneously with the incident containment actions carried out by the Incident Response Team.

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

(iv) Past incidents and further impacts

As of the date of this annual report, we have not identified any incidents or cyberattacks in 2025 that affected our customers or our infrastructure, impacting our operations. See “—Certain Risks Relating to Our Business and Industry—A cyberattack, security breach, or other unauthorized access or interruption to our information technology systems or those of our third-party service providers could delay or interrupt service to our customers and their customers, harm our reputation, or subject us to significant liability.”

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

•
Joice Silva Mendes is currently the Security Manager at VTEX. Ms. Silva has more than 15 years of experience in the Technology area, almost 10 of which are dedicated to Information Security. She holds a bachelor’s degree in Information Technology and Networks from Universidade Federal de São Caetano do Sul and has several specializations in Security.
•
Renan Sancho Brandão currently serves as VTEX Data Protection Officer. Mr. Brandão has more than five years of experience as internal and external counsel on privacy programs, incident response, and reporting to Data Protection Authorities around the globe. He holds first-line certifications CIPM and CDPO/BR from the International Association of Privacy Professionals (IAPP), which cover the management of cybersecurity risks and vulnerabilities, privacy breaches, and reporting incidents to customers, and Data Protection Authorities. Mr. Brandão holds a law degree from the Federal University of Rio de Janeiro (UFRJ), with additional academic training in technology, computer science and information security from Harvard University and Pontifical Catholic University of Rio de Janeiro (PUC-Rio).
•
Thiago Athayde currently serves as VTEX’s head of Audit and Compliance. He has more than 19 years in external and internal positions in governance areas, like, Risk management, Compliance, Internal Controls, and Internal and External auditor at large corporations, including PwC, Praxair (Linde Group), and Naspers group. In these roles, he had the opportunity to help several administrations in the implementation of corporate cybersecurity risk management, evaluation of technology, and cyber controls, in addition to supporting evaluation in audit committees of publicly traded companies. Mr Athayde holds a Master of Business Administration and a B.A. in Business from the Federal University of Rio de Janeiro – Coppead and he is affiliated at RIMS, SCCE, and IIA.
•
Daniel Viana currently serves as the VP of Solution Engineering for EMEA and APAC at VTEX, where he leads presales efforts for leads and customers, tailoring VTEX solutions to their specific technical requirements. With over 15 years of experience in digital commerce Daniel spearheaded the creation of the VTEX hub in Barcelona, which serves as a central base for supporting customers throughout the EMEA region. His background also includes significant roles in digital product development at major retailers like Carrefour and Walmart, enhancing his profile as a seasoned leader for global digital commerce solutions.
•
Carlos Eduardo Tavares de Oliveira is the Product Lead of Tech Foundation at VTEX, with a career focused on building and evolving ecommerce platforms since 2007. He has extensive experience as a Product Manager, working on large-scale, mission-critical digital commerce platforms, with a strong emphasis on platform foundations, infrastructure, and developer experience. He holds a degree in Internet Systems Development and a postgraduate degree in Digital Business, combining a solid technical background with a strategic view of digital platforms and product leadership.

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

4.01	Form of indemnification agreement (incorporated herein by reference to Exhibit 4.01 to the Registration Statement on Form F-1 filed with the SEC on July 12, 2021, File No. 333-257400).

4.02	Form of registration rights agreement (incorporated herein by reference to Exhibit 4.02 to the Registration Statement on Form F-1 filed with the SEC on July 12, 2021, File No. 333-257400).

4.03#	Private pricing addendum dated March 28, 2025 by and between VTEX Brasil Tecnologia para Ecommerce LTDA, Amazon Web Services, Inc. and its affiliate, or AWS.

8.01	List of Subsidiaries.

11.01	Code of Ethics of VTEX.

11.02	Insider Trading Policy of VTEX

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act.

23.1	Consent of PricewaterhouseCoopers Auditores Independentes Ltda.

97	Incentive Compensation Clawback Policy (incorporated herein by reference to Exhibit 97 to the Company’s Annual Report on Form 20-F (File No. 001-40626) filed with the SEC on February 27, 2024).

101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover page formatted as Inline XBRL and contained in Exhibit 101

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

Date: February 26, 2026

Index to Financial Statements

Consolidated Financial Statements of VTEX as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of VTEX

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of VTEX and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

Rio de Janeiro, Brazil

February 26, 2026

We have served as the Company’s auditor since 2020.

VTEX

Consolidated balance sheets

In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	5	15,744	18,673
Marketable securities	5	176,357	196,135
Trade receivables	6	61,601	52,519
Recoverable taxes		6,716	10,327
Deferred commissions	3.3	2,021	1,671
Prepaid expenses and other current assets	7	5,066	5,265
Total current assets		267,505	284,590
Non-current assets
Equity investments	5	9,649	9,649
Trade receivables	6	6,218	11,384
Deferred tax assets	8	11,765	13,968
Recoverable taxes		5,050	1,364
Deferred commissions	3.3	5,025	4,852
Prepaid expenses and other non-current assets	7	1,151	1,119
Right-of-use assets	9	2,751	3,220
Property and equipment, net	10	3,245	2,970
Intangible assets, net	11	7,949	6,822
Goodwill	11	26,324	22,168
Total non-current assets		79,127	77,516
Total assets		346,632	362,106

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX

Consolidated balance sheets

In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2025	December 31, 2024
LIABILITIES
Current liabilities
Accounts payable and accrued expenses	12	36,216	36,003
Taxes payable	13	7,263	7,863
Lease liabilities	9	1,635	1,617
Deferred revenue	16	37,931	32,521
Accounts payable from acquisition of subsidiaries		—	29
Other current liabilities		4,918	1,989
Total current liabilities		87,963	80,022
Non-current liabilities
Accounts payable and accrued expenses	12	3,602	1,754
Taxes payable	13	161	160
Lease liabilities	9	1,249	1,695
Accounts payable from acquisition of subsidiaries		1,449	943
Deferred revenue	16	17,743	22,217
Deferred tax liabilities	8	589	808
Other non-current liabilities		317	361
Total non-current liabilities		25,110	27,938
Commitments and contingencies	14
EQUITY
Common stock: $0.0001 par value, 2,100,000,000 shares authorized. Class A: 92,576,749 and 103,947,244 issued; 92,576,749 and 103,874,660 outstanding. Class B: 80,416,730 and 80,866,730 issued and outstanding	15	17	18
Additional paid-in capital		321,976	365,933
Accumulated other comprehensive income (loss)		1,307	(2,023)
Accumulated losses		(89,804)	(109,814)
Equity attributable to VTEX’s shareholders		233,496	254,114
Non-controlling interests		63	32
Total shareholders’ equity		233,559	254,146
Total liabilities and equity		346,632	362,106

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

VTEX

Consolidated statements of operations

In thousands of U.S. dollars, unless otherwise indicated

	Note	December 31, 2025	December 31, 2024	December 31, 2023
Subscription revenue		234,915	217,658	189,621
Services revenue		5,602	9,003	11,212
Total revenue	16	240,517	226,661	200,833
Subscription cost		(46,387)	(47,471)	(45,462)
Services cost		(7,794)	(12,234)	(15,524)
Total cost		(54,181)	(59,705)	(60,986)
Gross profit		186,336	166,956	139,847
Operating expenses
General and administrative		(33,996)	(34,284)	(32,412)
Sales and marketing		(68,644)	(68,598)	(59,353)
Research and development		(63,891)	(55,412)	(60,206)
Other losses		(1,697)	(1,276)	(1,921)
Income (loss) from operation		18,108	7,386	(14,045)
Other income, net	20	4,373	5,884	1,580
Income (loss) before income tax		22,481	13,270	(12,465)
Total income tax	8	(2,453)	2,540	(3,393)
Net income (loss) for the year		20,028	15,810	(15,858)
Less: net income (loss) attributable to non-controlling interest		18	(8)	(10)
Net income (loss) attributable to controlling shareholders		20,010	15,818	(15,848)
Earnings (loss) per share	17
Basic earnings (loss) per share		0.111	0.085	(0.085)
Diluted earnings (loss) per share		0.108	0.082	(0.085)

The above consolidated statements of operations should be read in conjunction with the accompanying notes.

VTEX

Consolidated statements of comprehensive income

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2025	December 31, 2024	December 31, 2023
Net income (loss) for the year	20,028	15,810	(15,858)
Other comprehensive income (loss):
Foreign cumulative conversion adjustment	3,330	(5,249)	2,022

Total comprehensive income (loss) for the year	23,358	10,561	(13,836)
Less: comprehensive income (loss) attributable to noncontrolling interest	(14)	(10)	12
Comprehensive income (loss) attributable to controlling shareholders	23,372	10,571	(13,848)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

VTEX

Consolidated statements of changes in shareholders’ equity

In thousands of U.S. dollars, unless otherwise indicated

	Common Stock
	Shares	Issued capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated losses	Equity attributable to VTEX’s shareholders	Non-controlling interests	Total shareholders’ equity
At January 1, 2023	188,992,529	19	381,222	1,204	(109,784)	272,661	15	272,676
Net loss for the year	—	—	—	—	(15,848)	(15,848)	(10)	(15,858)
Other comprehensive income	—	—	—	2,022	—	2,022	—	2,022
Exercise of stock options	920,945	—	1,031	—	—	1,031	—	1,031
Share repurchase program	—	—	(35,243)	—	—	(35,243)	—	(35,243)
Share-based compensation	1,583,558	—	14,072	—	—	14,072	—	14,072
Cancellation of shares	(7,470,024)	(1)	—	—	—	(1)	—	(1)
Transactions with non-controlling interests	—	—	—	—	—	—	19	19
At December 31, 2023	184,027,008	18	361,082	3,226	(125,632)	238,694	24	238,718

At January 1, 2024	184,027,008	18	361,082	3,226	(125,632)	238,694	24	238,718
Net loss for the year	—	—	—	—	15,818	15,818	(8)	15,810
Other comprehensive income	—	—	—	(5,249)	—	(5,249)	—	(5,249)
Exercise of stock options	1,163,550	—	3,898	—	—	3,898	—	3,898
Share repurchase program	—	—	(11,202)	—	—	(11,202)	—	(11,202)
Share-based compensation	1,457,415	—	12,155	—	—	12,155	—	12,155
Cancellation of shares	(1,833,999)	—	—	—	—	—	—	—
Transactions with non-controlling interests	—	—	—	—	—	—	16	16
At December 31, 2024	184,813,974	18	365,933	(2,023)	(109,814)	254,114	32	254,146

At January 1, 2025	184,813,974	18	365,933	(2,023)	(109,814)	254,114	32	254,146
Net loss for the year	—	—	—	—	20,010	20,010	18	20,028
Other comprehensive income	—	—	—	3,330	—	3,330	—	3,330
Exercise of stock options	110,619	—	232	—	—	232	—	232
Share repurchase program	—	—	(59,108)	—	—	(59,108)	—	(59,108)
Share-based compensation	1,277,195	—	15,083	—	—	15,083	—	15,083
Cancellation of shares	(13,208,309)	(1)	—	—	—	(1)	—	(1)
Transactions with non-controlling interests	—	—	(164)	—	—	(164)	13	(151)
At December 31, 2025	172,993,479	17	321,976	1,307	(89,804)	233,496	63	233,559

The above consolidated statement of changes in shareholders’ equity should be read in conjunction with the accompanying notes.

VTEX

Consolidated statements of cash flows

In thousands of U.S. dollars, unless otherwise indicated

	December 31, 2025	December 31, 2024	December 31, 2023
Net income (loss) for the year	20,028	15,810	(15,858)
Adjustments for:
Depreciation and amortization	3,264	3,233	3,961
Deferred income tax	2,723	(3,954)	(1,656)
Loss on disposal of rights of use, property, equipment, and intangible assets	7	120	889
Expected credit losses from trade receivables	1,171	1,082	1,472
Share-based compensation	17,225	16,885	15,582
Gain on investments and other financial instruments, net	(14,817)	(15,493)	(32,442)
Others and foreign exchange, net	8,938	9,429	28,643
Change in operating assets and liabilities
Trade receivables	446	(21,680)	(7,807)
Recoverable taxes	52	(2,845)	(1,766)
Prepaid expenses and other assets	1,138	13	2,229
Accounts payable and accrued expenses	(1,633)	2,712	3,429
Operating leases	(1,700)	(1,981)	(2,144)
Taxes payable	(1,243)	1,021	3,597
Deferred revenue	(4,236)	20,792	5,531
Other liabilities	2,004	820	1,748
Net cash provided by operating activities	33,367	25,964	5,408
Cash flows from investing activities
Proceeds from disposal of joint venture	—	1,026	—
Purchase of marketable securities and equity investments	(204,381)	(133,671)	(135,442)
Sales and maturities of marketable securities and equity investments	233,024	120,915	171,200
Acquisition of subsidiaries net of cash acquired	(3,693)	(2,920)	—
Acquisitions of property and equipment	(1,039)	(2,069)	(477)
Derivative financial instruments	891	(3,987)	(105)
Net cash provided by (used in) investing activities	24,802	(20,706)	35,176
Cash flows from financing activities
Proceeds from the exercise of stock options	232	3,898	1,031
Net-settlement of share-based payment	(2,501)	(4,675)	(2,488)
Buyback of shares	(59,108)	(11,202)	(35,243)
Acquisition of subsidiary noncontrolling interest	(164)	—	—
Payment of loans and financing	(47)	(71)	(1,238)
Net cash used in financing activities	(61,588)	(12,050)	(37,938)
Net increase (decrease) in cash, cash equivalents and restricted cash	(3,419)	(6,792)	2,646
Cash, cash equivalents and restricted cash, beginning of the year	18,673	28,035	26,002
Effect of exchange rate changes	490	(2,570)	(613)
Cash, cash equivalents and restricted cash, end of the year	15,744	18,673	28,035
Supplemental cash flow information:
Cash (paid) refunded for income taxes	104	(1,919)	82
Cash paid for interest	—	—	(5)
Non-cash transactions:
Lease liabilities arising from obtaining right-of-use assets and remeasurement	938	1,530	(251)
Unpaid amount related to business combinations	475	972	—
Unpaid amount related to intangible assets acquisitions	1,608	—	—
Transactions with non-controlling interests	12	16	19

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

VTEX

Notes to the consolidated financial statements

In thousands of U.S. dollars, unless otherwise indicated

1.
Nature of business

VTEX (the “Group” or the “Company”) and its subsidiaries, provides a software-as-a-service digital commerce platform tailored for enterprise brands and retailers. The VTEX platform is designed to be composable and complete, enabling our customers to seamlessly implement, optimize, test, and expand both B2C and B2B digital experiences. Fueled by native solutions and a plug-and-play ecosystem, the platform integrates commerce, marketplace, fulfillment channels, and OMS solutions into a unified framework. This integration empowers VTEX's customers to leverage omnichannel capabilities and formulate innovative strategies for customer engagement, connecting seamlessly across all sales channels. The platform's flexible and low-maintenance nature aims to optimize customers' IT investments, ensuring agility and fostering profit growth, competitive time-to-market, and sustainable evolution and scalability.

The Company's shares, under the symbol “VTEX”, are listed on the New York Stock Exchange (“NYSE”).

2.
Basis of presentation and consolidation

The accompanying consolidated financial statements and notes thereto, including all prior periods presented, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the applicable rules and regulations of the Securities and Exchange Commission (“SEC”) regarding financial reporting. The consolidated financial statements are presented in thousands of United States dollars (“USD”), except as otherwise indicated.

The consolidated financial statements include the accounts of the Company and its controlled subsidiaries, including, but not limited to, VTEX ("VTEX"), incorporated in the Cayman Islands; VTEX Argentina S.A. ("VTEX ARG"), incorporated in Argentina; VTEX Brasil Tecnologia para E-commerce LTDA. ("VTEX Brazil"), incorporated in Brazil; VTEX Ecommerce Platform Limited ("VTEX UK"), incorporated in the United Kingdom; VTEX Commerce Cloud Solutions LLC ("VTEX USA"), incorporated in the United States; and other entities in Europe and Latin America. All intercompany accounts and transactions have been eliminated in consolidation. The accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

The Company’s fiscal year ends on December 31, and references to fiscal year 2025 refer to the year ended December 31, 2025.

3.
Significant accounting policies
3.1.
Use of estimates

The preparation of consolidated financial statements, in accordance with U.S. GAAP, requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The actual results may differ from the estimates made by management. Significant estimates, judgments and assumptions in these consolidated financial statements include:

•
estimates of expected credit losses related to financial assets measured at amortized cost, including trade receivables and contract assets;
•
certain inputs used to fair value acquired intangible assets;
•
inputs used to fair value equity and other investments in private companies, including revenue growth rates, revenue multiples based on market comparables, and a discount for lack of marketability;
•
estimates and judgments involved in applying the measurement alternative associated with equity and other investments in private companies, including the Company's assessment to evaluate whether an investment is impaired through analyzing market conditions, business results, observable transactions and other qualitative measures, and to measure the amount of that impairment, when applicable, by developing certain key assumptions, including revenue growth rates, revenue multiples based on market comparables, and a discount for lack of marketability;
•
estimates of fair value for share-based payment transactions, which require the determination of the most appropriate valuation model and underlying assumptions;
•
the recognition, measurement and valuation of current and deferred income taxes and uncertain tax positions which involves interpretation of tax laws in various jurisdictions in which we operate and requires judgment and use of estimates and assumptions regarding future events, such as amounts, timing and character of income, deductions and tax credits;
•
useful life rate of intangible and fixed assets;
•
the incremental borrowing rate applied to lease liabilities; and
•
the probability and amount of loss contingencies.
3.2.
Revenue recognition

Revenue is recognized when control is transferred to customers in an amount that reflects the consideration expected to be received. Sales taxes collected from customers and remitted to governmental authorities are excluded from revenue. Revenue is composed of subscriptions and other services as further discussed below:

a)
Subscription revenues stem from a cloud-based multichannel software as a service (“SaaS”) platform focused on ecommerce, with a single performance obligation to provide continuous access to the platform. Revenue is recognized over time and includes a fixed percentage of each customer's gross merchandise value (recognized when end-consumer transactions occur) and non-refundable upfront fees (recognized evenly over the contractual period). Other items that may be included in the transaction price are fixed monthly fees, recognized ratably over the contract term, and VTEX’s share from partner arrangements, recognized when the underlying consumer transactions take place.
b)
Services revenue consists primarily of consulting and professional services, including digital commerce solutions, architecting and education packages. Revenue is recognized over time as services are performed and progress is made toward completion. The Company does not provide implementation services, which are provided by third-party companies.

The total transaction price is determined at contract inception and allocated based on the relative standalone selling price of each obligation.

Revenue recognition and invoicing may not align. When revenue is recognized before invoicing, an unbilled receivable is recorded in accounts receivable. Deferred revenue is recorded when cash is received or due before performance, and recognized when the services are provided.

The Company determines whether it acts as a principal or an agent in transactions involving third parties. When acting as an agent, revenue is recognized on a net basis, representing the amount retained for facilitating the transaction. When acting as a principal, revenue is recognized on a gross basis, reflecting total consideration received.

Estimates related to revenue, costs, or project completion are reviewed periodically. Any changes are reflected in profit or loss in the period in which they are identified.

3.3.
Deferred contract acquisition costs

Deferred contract acquisition costs are costs incurred to obtain a contract. Deferred costs include deferred sales commissions that are incremental costs of obtaining customer contracts. if such costs are recoverable, and consist primarily of sales commissions and related payroll taxes.

Incremental costs of obtaining a contract are earned on new contracts which are capitalized and amortized over the period of benefit.

The Company amortizes deferred sales commissions over five years. The Company determined the period of benefit by taking into consideration past experience with customers and the initial estimated customer life. The Company periodically reviews the carrying amount of deferred commissions to determine whether events or changes in circumstances have occurred that could impact the period of benefit and recoverability of these deferred costs.

The Company includes the deferred contract costs mainly in sales and marketing expenses on the consolidated statements of operations.

Sales commissions of $6,923, $6,523 and $3,929 were deferred for the years ended December 31, 2025, 2024 and 2023, respectively; and deferred commission amortization expense was $1,734, $1,585 and $1,035 for the years ended December 31, 2025, 2024 and 2023, respectively.

3.4.
Share-based compensation

The Company grants stock options (“SOP”) and restricted stock units (“RSU”) to selected directors and employees as long-term incentives. Share-based compensation expense is recognized on a straight-line basis over the service period, net of estimated forfeitures, which are based on historical experience. Any revisions to original estimates are recognized in profit or loss, with a corresponding adjustment to equity. Share-based compensation is measured at fair value on the grant date. The related expense is recognized over the required service period, generally the vesting period of the award. These expenses are recognized as share-based compensation expenses and allocated in the consolidated statements of operations based on the activities that the employees perform.

3.5.
Income tax

VTEX is a Cayman company that has subsidiaries operating in several countries and is subject to different income tax regimes.

Deferred tax assets and liabilities are determined based on the difference between the carrying amounts and the tax bases of assets and liabilities and measured using the enacted tax rates in effect for the year which the differences are expected to reverse. The impact of tax law changes is recognized in periods when the change is enacted.

The Company evaluates tax effects of an uncertain tax position to determine whether the tax positions have met a “more-likely-than-not” threshold of being sustained by the applicable tax authority. The unrecognized tax benefit is the difference between the tax benefit recognized and the tax benefit claimed on our income tax return. Management evaluates that all material tax positions in the current and prior years have been analyzed and properly accounted for and that the risk of additional material uncertain tax positions that have not been identified is remote.

Valuation allowances are recorded if based on the weight of all available evidence it is more likely than not some portion, or all, of the deferred tax assets will not be realized. In connection with this assessment, the Company considers, among other factors, the nature, frequency, and magnitude of current and cumulative losses on an individual subsidiary basis, projections of future taxable income, taxable income in prior carryback periods, future reversal of existing taxable temporary differences, the duration of statutory carryforward periods, as well as feasible tax planning strategies that would be employed by the Company to prevent tax loss carryforwards from expiring unutilized.

3.6.
Foreign currency transactions

All the Company’s foreign operations have determined the local currency to be their functional currency, except for Argentina, which qualifies as a highly inflationary economy. Accordingly, the foreign subsidiaries with local currency as functional currency translate assets and liabilities from their local currencies into U.S. dollars by using the exchange rates in effect on the consolidated balance sheet dates. Revenue and expense accounts are translated at the average monthly rates in effect during the year. The resulting cumulative translation adjustments associated with the net assets of foreign subsidiaries are recorded as a component of other comprehensive (loss) income. Gains and losses resulting from transactions denominated in non-functional currencies are recognized in the statement of operations. Net foreign currency transaction results are included in the consolidated statements of operations under the caption “Other income, net”.

Argentine currency status

The Company’s Argentine subsidiary is accounted for as operating in a highly inflationary economy under U.S. GAAP. While its functional currency remains the Argentine Peso (ARS), its financial statements are remeasured as if the U.S. dollar were the functional currency, with remeasurement gains and losses recognized in the consolidated statements of operations

The Company continues to closely monitor the evolving macroeconomic environment and its potential impact on its business and financial position.

3.7.
Cash, cash equivalents and restricted cash

The Company considers all short-term highly liquid investments that are readily convertible into known amounts of cash, with original maturities at their acquisition date of three months or less to be cash equivalents.

Restricted cash includes deposits subject to contractual restrictions and therefore not available for general use by the other entities within the Company. These funds are contractually restricted and are not available for general corporate use until the contractual obligations are fulfilled.

3.8.
Marketable securities

The Company’s marketable securities consist of short-term investments such as corporate bonds and commercial paper that do not meet the criteria of cash equivalents. Marketable securities are classified as held-to-maturity securities - those the Company has both the positive intent and ability to hold to maturity and carried at amortized cost, interest on these debt securities, as well as amortization/accretion of premiums/discounts, are included in interest income and as available-for-sale - investments in debt securities not classified as trading securities or as held-to-maturity securities, carried at estimated fair value using the fair value option.

The fair value option permits the Company to measure certain eligible financial assets at fair value. This election is irrevocable, must be made at the time of initial recognition, and applies to the entire instrument. Subsequent changes in fair value are recognized in the consolidated statements of operations under the caption “Other income, net”. The Company has elected to apply this fair value option to its available-for-sale investments, which consist mainly of foreign government bonds and discretionary investment portfolios. This election was made to ensure consistency in the accounting treatment and presentation across equity and other investments.

Marketable securities are assessed as to whether any unrealized loss positions are other than temporarily impaired. Impairments are considered other than temporary if they are related to deterioration in credit risk or if it is likely the Company would be required to sell the securities before the recovery of their remaining amortized cost basis. Realized gains and losses deemed other than temporary are determined using the specific identification method and reported as financial income or expense in the consolidated statement of operations.

3.9.
Fair value measurements

The carrying amounts for cash and cash equivalents, marketable securities, trade and other receivables, trade accounts payable and accruals and employee-related accruals approximate fair value due to the short-term maturities of these instruments.

The Company measures certain financial assets and liabilities at fair value based on applicable accounting guidance, using a fair value hierarchy. A financial instrument’s classification within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

3.10.
Equity and other investments

Strategic investments are a part of the Company strategy and use of capital, expanding its expertise and building strong partnerships around strategic initiatives. The Company evaluates each investment to determine if the investment is a variable interest entity and, if so, whether the Company is the primary beneficiary of the variable interest entity. As of December 31, 2025 and 2024, there were no variable interest entities required to be consolidated in the Company’s consolidated financial statements.

The Company classifies each equity investment into one of three categories: (i) equity and other investments with readily determinable fair values, (ii) equity and other investments without readily determinable fair values, and (iii) equity and other investments under the equity method of account. Equity and other investments in publicly traded companies with readily determinable fair values are carried at fair value at each balance sheet date and any movements in the fair value are classified as other income in the consolidated statement of operations.

Equity and other investments in private companies without readily determinable fair values are carried at cost less impairments, with subsequent adjustments for observable changes, referred to as the measurement alternative. Estimates and judgments are involved in applying the measurement alternative associated with equity and other investments without readily determinable fair values by developing certain key assumptions, including revenue growth rates and revenue multiples based on market comparables.

The Company evaluates each investment to determine if it should use the equity method based on ownership, influence, and involvement, including board representation. Qualified investments are adjusted for the Company's share of income or loss and amortization of the basis difference.

The Company assesses its equity and other investments in private companies and equity method investment for impairment through analyzing market conditions, business results and other qualitative measures that suggest that the carrying amount of the investment may be impaired, and the decline in value below the carrying amount is determined to be other than temporary.

3.11.
Derivatives and hedging

The Company uses derivative financial instruments to hedge against the risk of change in the foreign exchange rates. Therefore, these instruments are not speculative.

3.12.
Trade receivable, net

Trade receivables are stated at net realizable value and include both billed and unbilled receivables. The Company continuously evaluates the collectability of its accounts receivable and maintains an allowance for credit losses for amounts deemed uncollectible. Customers are grouped based on similar risk profiles, and the Company assesses both invoiced and unbilled accounts receivable considering historical collection patterns, significant risk factors, and expected future collectability. This estimate is reviewed annually and adjusted as needed to reflect updated conditions.

Trade receivables and unbilled revenue are written off where there is no reasonable expectation of recovery. Identified risks pertaining to the Company’s invoiced accounts receivable include the delinquency level and customer type. The estimate of the amount of accounts receivable that may not be collected is based on aging of the accounts receivable balances, historical customer delinquency, and assessment of the overall portfolio and general economic conditions.

3.13.
Loss contingencies

The Company records accruals for loss contingencies when losses are probable and reasonably estimable. The Company evaluates developments in legal matters that could affect the amount of liability that has been previously accrued and makes adjustments as appropriate.

Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. The Company may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including the likelihood or magnitude of a possible eventual loss, if any.

3.14.
Operating leases

The Company determines if an arrangement is a lease at inception. At the commencement date of a lease, the Company recognizes a liability to make lease payments and an asset representing the right to use the underlying asset during the lease term using the interest rate implicit in the lease. If that rate cannot be readily determined, which is generally the case for leases in the Group, the lessee’s incremental borrowing rate is used. The lease liability is measured at the present value of lease payments over the lease term. The right-of-use (“ROU”) asset is measured at cost, which includes the initial measurement of the lease liability and initial direct costs incurred and excludes lease incentives.

Operating lease costs and expenses are recognized on a straight-line basis over the lease term.

3.15.
Property and equipment

Property and equipment items are stated at historical cost, net of accumulated depreciation, and any impairment losses. Historical cost includes expenditures directly attributable to the acquisition of the items. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets.

Computer and peripheral equipment are depreciated over five years, while furniture and fixtures are depreciated over four to ten years. Machinery and equipment are depreciated over ten years. Leasehold improvements are depreciated over the term of their associated leases, which varies from two to ten years. If the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized in earnings. Gains and losses on disposals are determined by comparing the proceeds from the sale with the asset’s carrying amount. The residual values, useful lives, and depreciation methods of assets are reviewed at the end of each reporting period and adjusted if necessary.

3.16.
Business combinations

The Company follows the acquisition method to account for business combinations in accordance with ASC 805, Business Combinations. The acquisition method of accounting requires that assets acquired, and liabilities assumed be recorded at their estimated fair values on the date of a business acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill.

Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments would be recorded in the consolidated statements of operations. Acquisition-related costs are expensed as incurred.

Acquisition-related costs are expensed as incurred. The Company analyzes whether an arrangement for payments to selling shareholders is part of the consideration transferred to the acquiree or is a transaction separate from the business combination.

3.17.
Goodwill and other intangible assets

Intangible assets include goodwill, customer relationships, intellectual property, software, and trademarks acquired through business combinations. These assets are initially recognized at fair value at the acquisition date and subsequently measured at cost, less accumulated amortization and impairment losses, if applicable.

The Company periodically reviews the estimates for potential adjustments, including the reassessment of useful lives when applicable.

a)
Goodwill

Represents the excess of the purchase price over the fair value of net assets acquired in a business combination. It is not amortized but is tested for impairment at least annually, or more frequently if indicators of impairment arise.

Goodwill is allocated to reporting units based on expected synergies from the business combination. The Company periodically reviews its reporting structure to assess potential changes in the aggregation of assets, which may impact goodwill allocation and impairment testing.

Goodwill impairment is assessed at the reporting unit level. A qualitative assessment is performed to determine whether it is more likely than not that the reporting unit’s fair value is lower than its carrying value, considering macroeconomic conditions, industry factors, financial performance, and other relevant indicators. If necessary, a quantitative test compares the fair value of the reporting unit to its carrying amount. If the carrying amount exceeds fair value, an impairment loss is recorded, limited to the goodwill allocated to that reporting unit.

The Company may bypass the qualitative test and proceed directly to the quantitative assessment, pursuant to ASC 350, Intangibles - Goodwill and Other, and perform a quantitative analysis. As of December 31, 2025, 2024, and 2023, no impairment losses were recorded.

b)
Customer relationship and intellectual property

Customer relationships and intellectual property acquired in a business combination are recognized at fair value at the acquisition date and subsequently measured at cost, less accumulated amortization and impairment losses. These assets have a finite useful life and are amortized on a straight-line basis over their estimated useful lives of up to 8 years.

c)
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

d)
Trademark

Trademarks acquired in a business combination are recognized at fair value at the acquisition date and subsequently carried at cost less accumulated amortization and impairment losses, if applicable. Amortization is calculated under the straight-line method over 10 years according to the valuation made on the purchase prices allocation.

3.18.
Impairment of long-lived assets

The carrying values of long-lived assets are reviewed for impairment whenever events or changes in circumstances suggest that the carrying amounts of these assets may not be recoverable. The assessment of whether any impairment exists involves comparing the estimated undiscounted future cash flows expected to be generated over the remaining life of the asset or asset group to their net carrying value. If the estimated undiscounted future cash flows associated with the asset or asset group are less than the carrying value, an impairment loss will be recorded based on the estimated fair value. As of December 31, 2025 and 2024 there were no events or changes in circumstances that indicate that the carrying value of an asset may not be recoverable.

3.19.
Segment reporting

For reviewing the operational performance of the Company and allocating resources purposes, the Chief Operating Decision Maker (“CODM”) of the Company, which is comprised as the Board of Directors of the Company, reviews the consolidated net income.

The CODM considers the whole Company a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance based on a single operating segment.

3.20.
Interest rate risk

The interest risk arises from the possibility of the Company incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

The Company’s exposure to market risk for changes in interest rates relates primarily to the cash, cash equivalents and marketable securities. The Company investments are made for capital preservation purposes, and the Company does not obtain investments for trading or speculative purposes. The Company’s trade receivables, account payable, and other liabilities do not bear interest.

The Company’s cash, cash equivalents, restricted cash and marketable securities consist primarily of interest-bearing accounts held by our parent Company in U.S. dollars. Such interest-earning instruments carry a degree of interest rate risk. To minimize interest rate risk, the Company maintains its portfolio of cash equivalents in a variety of investment-grade securities, which include money market funds, time deposits and government bonds. As of December 31, 2025 and 2024 we are not materially exposed to the risk of changes in market interest rates.

3.21.
Foreign currency risk

The Company is exposed mainly to market risk associated with unfavorable foreign currency movements related to contracts and investments in its subsidiaries as well as in costs and expenses.

The Company uses foreign exchange derivative products to mitigate the exposure of foreign currency fluctuations.

3.22.
Accounting Pronouncements Adopted in the Year

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09 on Improvements to Income tax disclosures, which requires greater disaggregation of income tax rate reconciliation and income taxes paid. The amendments are effective for annual periods beginning after December 15, 2024. The Company adopted this ASU on a prospective basis for the year ended December 31, 2025. The adoption did not have a financial impact on the Company’s consolidated financial position or results of operations, but resulted in expanded income tax disclosures, as presented in Note 8.

The FASB has also issued others ASU that are effective in 2025, and based on the Company’s assessment, these do not materially impact the Company’s consolidated financial position or results of operations.

3.23.
Recent accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU 2024-03 on Disaggregation of Income Statement Expenses, which enhances the disclosure of certain costs and expenses to provide greater transparency in the income statement. The amendments are effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company will adopt and apply the guidance in the fiscal year 2027 and is currently assessing its impact.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which is intended to reduce the cost and complexity of applying the current expected credit loss model to current trade receivables and contract assets. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2025, with early adoption permitted. The Company is currently evaluating this guidance and does not expect it to have a material impact on its consolidated financial statements.

The FASB has also issued others ASU that are effective in 2026, and Company is currently evaluating this guidance and does not expect it to have a material impact on its consolidated financial statements.

4.
Business combinations
4.1.
Acquisition of Weni

On August 29, 2024, VTEX acquired 100% of the shares of Weni, a privately held company specializing in communication automation solutions and chatbots, to enhance its customer engagement and operational automation capabilities.

a)
Consideration transferred

The purchase price includes an initial cash consideration of US$3,016, paid upon closing, as well as a long-term fixed installment of US$972, with payments extending through 2029. The acquisition agreement features potential additional consideration, which may be payable based on the achievement of specific performance targets and the continued employment of key executives until December 2027. As these additional payments fall outside the scope of the business combination, they are recognized as employee benefit expenses in statements of operations over the applicable service period. The total amount of expenses outside the scope of the business combination recognized in the year ended December 31, 2025 was US$476.

The table below represents the purchase price allocation to total identifiable assets acquired and net liabilities assumed based on their respective estimated fair values.

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
(ii)
The goodwill is attributable to the workforce and synergies of the acquired business. Weni was merged into VTEX Brazil in January 2025, after which goodwill amortization became deductible for tax purposes.

Acquired receivables

The fair value of acquired trade receivables was US$1,525. The gross contractual amount for trade receivables due is US$1,557, with a loss allowance of US$32 recognized on acquisition.

Revenue contribution

The acquired business contributed revenues of US$1,027 and a net profit of US$104 to The Company from August 29, 2024, to December 31, 2024. If the acquisition had taken place on January 1, 2024, Weni would have contributed revenues of US$3,040 and net profit of US$423 to the Company in 2024. These unaudited proforma results reflect Weni's historical performance and do not account for changes to its operations following the acquisition.

4.2.
Acquisition of Newtail

On January 9, 2025, VTEX acquired 100% of the shares of Newtail Serviços de Tecnologia LTDA (“Newtail”), a privately held company specializing in the retail media business. The acquisition is expected to expand the Group's retail media solutions.

a)
Consideration transferred

The purchase price includes an initial cash consideration of US$3,694, paid upon closing, as well as a long-term fixed installment of US$306 with payments extending through 2030.

The table below represents the purchase price allocation to total identifiable assets acquired and net liabilities assumed based on their respective estimated fair values.

Fair value of net tangible assets and liabilities:	Thousands of US$
Cash and cash equivalents	32
Trade receivables	387
Other current and non-current assets	63
Property and equipment	6
Accounts payable	(356)
Other current and non-current liabilities	(68)
Fair value of identifiable intangible assets (i)	1,440
Goodwill (ii)	2,496
Total consideration	4,000
(i)
The intangible assets acquired comprises of:

Asset	Valuation Methodology	Estimated Fair Value in thousands of U.S. dollars	Estimated useful life in years
Customer relationship	Multi-Period Excess Earnings	155	4.0
Developed technology	Replacement cost	1,285	5.8
(ii)
The goodwill is attributable to the workforce and synergies of the acquired business. At the acquisition date, goodwill is not deductible for tax purposes. The Group merged Newtail into VTEX Brazil in July 2025, after which goodwill amortization became deductible for tax purposes.

Acquired receivables

The fair value of acquired trade receivables was US$387. The gross contractual amount for trade receivables due is US$403, with a loss allowance of US$16 recognized on acquisition.

Revenue contribution

The contribution of the acquired business to the Company’s revenues for fiscal year 2024 would be US$686, with a net profit of US$9, if the acquisition had taken place at the beginning of that year. These unaudited proforma results reflect Newtail’s historical performance and do not account for changes to its operations following the acquisition.

Newtail contributed revenues of US$722 and a net profit of US$142 to the Company in the six-month period ended June 30, 2025. On July 1, 2025, the acquired business was merged into VTEX. Following the merger and the integration of systems and operations effective July 1, 2025, it is impracticable to reasonably determine the revenues and earnings attributable solely to the acquired business for periods after June 30, 2025.

5.
Financial Instruments

The Company measures financial instruments based on observable inputs such as quoted prices (unadjusted) for identical assets or liabilities in active markets (Level 1), inputs other than the quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly (Level 2), or where little or no market activity exists, using unobservable inputs that require judgment or estimation (Level 3).

The following tables present the costs, net unrealized gain (losses), and fair value by major security type for our investments:

	As of December 31, 2025
	Cost or Amortized Cost	Unrealized gains	Unrealized losses	Aggregate fair value	Cash and cash equivalents	Marketable securities
Cash	9,651	—	—	9,651	9,651	—
Level 1:
Money market	6,093	—	—	6,093	6,093	—
Mutual funds	152,140	—	—	152,140	—	152,140
Time deposits	15,932	2	—	15,934	—	15,934
Foreign Government bonds	8,283	—	(523)	7,760	—	8,283
Subtotal	182,448	2	(523)	181,927	6,093	176,357
Total	192,099	2	(523)	191,578	15,744	176,357

	As of December 31, 2024
	Cost or Amortized Cost	Unrealized gains	Unrealized losses	Aggregate fair value	Cash and cash equivalents	Marketable securities
Cash	13,750	—	—	13,750	13,750	—
Level 1:
Money market	4,923	—	—	4,923	4,923	—
Mutual funds	128,451	—	—	128,451	—	128,451
US Treasuries	25,198	—	(28)	25,170	—	25,170
Time deposits	8,132	2	—	8,134	—	8,134
Discretionary investment portfolio	22,959	—	—	22,959	—	22,959
Foreign Government bonds	11,981	—	(2,352)	9,629	—	11,421
Subtotal	201,644	2	(2,380)	199,266	4,923	196,135
Total	215,394	2	(2,380)	213,016	18,673	196,135

Investments by contractual maturity

As of December 31, 2025, the estimated fair values of our investments, categorized by contractual maturity, are as follows:

	Amortized Cost	Aggregate Fair Value
Within 1 year	12,538	12,218
After 1 year through 5 years	11,676	11,475
Securities with no defined maturity	158,234	158,234
	182,448	181,927

Equity Investments without Readily Determinable Fair Values

VTEX holds strategic investments in privately held equity securities of unquoted companies. Adjustments related to equity and other investments without readily determinable fair values for the years ended December 31, 2025, 2024 and 2023 were as follows:

	2025	2024	2023
Opening balance on January 1	9,649	2,000	—
Adjustments related to equity and other investments without readily determinable fair values:
Additions	—	6,024	2,000
Unrealized gains (i)	—	1,625	—
Closing balance on December 31	9,649	9,649	2,000
(i)
During the year ended December 31, 2024, the Company identified an observable price change resulting in the remeasurement of an equity security of a privately held company at fair value on a non-recurring basis. The observable change was based on a valuation conducted as part of an investment round, utilizing inputs such as revenue growth and through market past transaction multiples technique (level 3). As a result of the remeasurement, the Company recognized unrealized gains of US$1,625, which were presented within "Other income, net" in the consolidated statement of operations.
6.
Trade receivables, net

Trade receivables, net of allowance for credit losses, were as follows:

	December 31, 2025	December 31, 2024
Trade receivables	68,933	64,855
Expected credit losses	(1,114)	(952)
Total trade receivables	67,819	63,903
Current	61,601	52,519
Non-current	6,218	11,384

The changes in expected credit losses for trade receivables are as follows:

	2025	2024	2023
Opening balance on January 1	(952)	(909)	(808)
Addition, net	(1,171)	(1,082)	(1,472)
Addition from acquisition of subsidiaries	(16)	(31)	—
Write-off	1,131	912	1,352
Exchange differences	(106)	158	19
Closing balance on December 31	(1,114)	(952)	(909)

7.
Prepaid expenses and other assets

The breakdown of prepaid expenses and other assets is as follows:

	December 31, 2025	December 31, 2024
Suppliers	3,415	3,798
Personnel	776	703
Deposits and guarantees	1,119	1,170
Others	907	713
Total	6,217	6,384
Current	5,066	5,265
Non-current	1,151	1,119

8.
Income Taxes

The components of income (loss) before income taxes and income tax expenses were as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Income (loss) before income tax	22,481	13,270	(12,465)
Brazil	16,081	18,832	9,684
Others	6,400	(5,562)	(22,149)

Current income tax expense	270	(1,414)	(5,049)
Brazil	383	(951)	(21)
Others	(113)	(463)	(5,028)

Deferred income tax recovery	(2,723)	3,954	1,656
Brazil	(1,719)	(1,100)	(1,028)
Others	(1,004)	5,054	2,684

The reconciliation of the expected income tax expense calculated using the statutory tax rate to the actual income tax expense for the year ended December 31, 2025, is as follows:

	December 31, 2025
	Amount	Percent
Income before income tax	22,481
Expected income tax at Brazilian tax rate of 34% (i)	(7,644)	(34)%

Adjustments for the calculation of effective tax rate:
Domestic federal
R&D benefit (ii)	3,845	17%
Share-based compensation	241	1%
Other	(21)	0%
Domestic state income taxes, net of federal benefit (iii)	—

Foreign tax effects
Cayman Islands
Statutory income tax rate differential	3,266	15%
Argentina
Inflation-indexed tax base differences	(529)	(2)%
Other	(18)	0%
United States of America
Statutory income tax rate differential	(833)	(4)%
Change in valuation allowance	(1,697)	(8)%
Tax amortization of intellectual property	480	2%
Other	81	0%
United Kingdom
Statutory income tax rate differential	(218)	(1)%
Change in valuation allowance	(1,614)	(7)%
Tax amortization of intellectual property	1,036	5%
Other	(26)	0%
Other foreign jurisdictions	1,198	5%

Total income tax expense	(2,453)	(11)%

The reconciliation of the expected income tax expense calculated using the statutory tax rate to the actual income tax expense for the years ended December 31, 2024, and 2023 is as follows:

	December 31, 2024	December 31, 2023
Income (loss) before income tax	13,270	(12,465)
Expected income tax at Brazilian tax rate of 34% (i)	(4,512)	4,238
Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
R&D benefit (ii)	3,927	2,257
Tax inflation adjustments	4,660	2,141
Non-deductible expenses	(1,184)	(1,281)
Change in valuation allowance	(3,949)	(6,318)
Tax rate reconciliation (i)	4,258	(3,796)
Other net differences	(660)	(634)
Income tax	2,540	(3,393)
Effective rate - %	19.15%	27.22%
(i)
The Group reconciles its effective tax rate to the Brazilian federal corporate tax rate of 34% (IRPJ and CSLL), which management considers the relevant statutory rate because Brazil is the Group’s primary jurisdiction of operations. Accordingly, ‘domestic’ in the tables above refers to Brazilian income taxes, and ‘foreign’ refers to income taxes in all other jurisdictions. Under the current laws of the Cayman Islands, the Group is not subject to tax on income or capital gains.
(ii)
Benefit related to the deductibility of research and development (technological innovation) expenses at amounts higher than booked as provided for by Law No. 11.196/05 - known as Lei do Bem.
(iii)
Brazil does not levy state or municipal income taxes on corporate profits. Corporate income taxes are imposed only at the federal level through corporate income tax (Imposto de Renda de Pessoa Jurídica – “IRPJ”) and social contribution on net income (Contribuição Social sobre o Lucro Líquido – “CSLL”). Accordingly, the domestic entities of the Group do not incur domestic state income taxes, and the line “Domestic state income taxes, net of federal benefit” in the rate reconciliation is nil for all periods presented.

The breakdown of income taxes paid or refunded by jurisdiction for the year ended December 31, 2025 is as follows:

December 31, 2025
Domestic federal
Brazil	(4)
(4)

Foreign
Colombia	383
Chile	33
Portugal	(76)
Mexico	(213)
Other	(19)
108

Total income tax refunded	104

The composition of deferred income tax assets and liabilities as of December 31, 2025 and December 31, 2024 were as follows:

	December 31, 2025	December 31, 2024
Deferred tax assets
Allowance for expected credit loss	392	343
Bonus provision	253	1,424
Share-based compensation (i)	1,704	521
Deferred revenue	2,330	2,644
Research and development expenditures	1,442	1,728
Tax loss (ii)	43,746	42,251
Others (iii)	3,810	4,134
Total deferred tax assets, before valuation allowance	53,677	53,045
Valuation allowance	(39,347)	(37,406)
Total deferred tax assets	14,330	15,639

	December 31, 2025	December 31, 2024
Deferred tax liabilities
Acquisition of subsidiaries	3,155	852
Temporary differences	—	1,626
Total deferred tax liabilities	3,155	2,478

Total deferred tax assets, net	11,765	13,968
Total deferred tax liabilities, net	589	808
(i)
Mainly related to RSU amounts that are treated as temporary differences until the instrument is vested.
(ii)
Tax losses are mainly a result of the current investment position of operations in Brazil, United Kingdom and United States. In Brazil, tax losses are not subject to statute of limitations but ought to be used observing the limits established by the local tax legislation. The amounts recorded in Brazil are expected to be offset in the foreseeable future. There is not enough positive evidence of recoverability for tax loss carryforwards in VTEX UK and VTEX US, therefore, a valuation allowance for the full amount in these entities was recorded. As of December 31, 2025, these tax losses have not expired.
(iii)
Most of the amounts appointed as others in the deferred tax assets reconciliation correspond to temporary differences mainly arising from operations carried out in Argentina and Brazil. It refers to provision for payment of suppliers, sales commission, unrealized foreign exchange variation and minor items whose deductibility timing differs from accounting rules as determined by local tax laws.

During the year ended December 31, 2025, The Company assessed whether a valuation allowance should be established or maintained against its deferred tax assets, based on consideration of all available positive and negative evidence, using a "more-likely-than-not" standard. The factors the Group uses to assess the likelihood of realization are its recent operating results, historical losses and the cumulative losses, forecasts of future pre-tax income, and tax planning strategies that could be implemented to realize the deferred tax assets. For the year ended December 31, 2025, the only movement in the valuation allowance was the addition of US$1,941 (US$3,949 for December 31, 2024 and US$6,318 for December 31, 2023) mainly related to the deferred taxes of VTEX UK and VTEX US.

The Company had no material uncertain income tax positions for the years ended December 31, 2025 and December 31, 2024. The Company’s accounting policy is to recognize interest and penalties related to uncertain tax positions as a component of income tax expense. As of December 31, 2025 and December 31, 2024, there was no material interest or penalties related to uncertain tax positions.

As of December 31, 2025, no deferred tax liability has been recognized for potential income taxes on the undistributed earnings of our foreign subsidiaries. The holding entities of the Company are based in jurisdictions where these investments can be recovered tax-free under applicable tax laws.

9.
Leases

As of December 31, 2025, the Company has office leases in Brazil, United States, Colombia, Argentina and Spain.

The balance sheet shows the following amounts related to leases:

	December 31, 2025	December 31, 2024
Right-of-use assets
Office buildings	2,751	3,220
Total	2,751	3,220

	December 31, 2025	December 31, 2024
Lease liabilities
Current	1,635	1,617
Non-current	1,249	1,695
Total	2,884	3,312

For the years ended December 31, 2025, 2024 and 2023, the Company recorded operating lease costs and expenses as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Subscription cost	(102)	(190)	(238)
Services cost	(122)	(88)	(89)
General and administrative	(425)	(441)	(484)
Sales and marketing	(598)	(490)	(434)
Research and development	(822)	(698)	(741)
	(2,069)	(1,907)	(1,986)

As of December 31, 2025, the weighted average remaining lease term is 1.28 years (December 31, 2024 – 1.36) and the weighted average discount rate is 10.37% (December 31, 2024 – 9.72%).

The Company has not entered any sublease transactions for the years presented. The lease contracts do not include any significant variable lease payments or residual value guarantees. There are no restrictions or covenants imposed by the leases. The Company's lease agreements contain renewal options, which are not recognized as part of its right-of-use assets or lease liabilities.

Maturities of lease liabilities as of December 31, 2025 were as follows:

Operating leases
2026	1,708
2027	967
2028	206
2029	202
2030	67
Total lease payments	3,150
Less interest	(266)
Total operating lease liabilities	2,884

10.
Property and equipment, net

Details of property and equipment balances are presented below:

	December 31, 2025
	Cost	Accumulated depreciation	Net book value
Leasehold improvements	2,709	(1,865)	844
Machinery and equipment	53	(21)	32
Furniture and fixture	626	(392)	234
Computer and peripherals	5,216	(3,081)	2,135
	8,604	(5,359)	3,245

	December 31, 2024
	Cost	Accumulated depreciation	Net book value
Leasehold improvements	2,039	(1,450)	589
Machinery and equipment	34	(15)	19
Furniture and fixture	505	(300)	205
Computer and peripherals	4,199	(2,042)	2,157
	6,777	(3,807)	2,970

The following table illustrates the classification of depreciation in the consolidated statements of operations:

	December 31, 2025	December 31, 2024	December 31, 2023
Subscription cost	(69)	(111)	(136)
Services cost	(47)	(67)	(75)
General and administrative	(178)	(198)	(199)
Sales and marketing	(338)	(305)	(274)
Research and development	(468)	(432)	(422)
	(1,100)	(1,113)	(1,106)

There were no events or changes in circumstances that indicate that the carrying amount of property and equipment may not be recoverable; therefore, no impairment charges were recorded for the years ended December 31, 2025, 2024 and 2023.

11.
Intangible assets and Goodwill

Details of the Group’s intangible assets balances are presented below:

	December 31, 2025
	Cost	Accumulated amortization	Net book value
Developed technology	5,727	(3,730)	1,997
Trademark	210	(96)	114
Intellectual property	2,666	(1,999)	667
Customer relationship	10,401	(6,504)	3,897
Others	1,922	(648)	1,274
	20,926	(12,977)	7,949

	December 31, 2024
	Cost	Accumulated amortization	Net book value
Developed technology	3,929	(3,064)	865
Trademark	186	(66)	120
Intellectual property	2,351	(1,596)	755
Customer relationship	10,028	(5,123)	4,905
Others	444	(267)	177
	16,938	(10,116)	6,822

The following table illustrates the classification of amortization in the consolidated statements of operations:

	December 31, 2025	December 31, 2024	December 31, 2023
General and administrative	(15)	(16)	(17)
Sales and marketing	(1,576)	(1,212)	(1,204)
Research and development	(573)	(532)	(1,194)
Total	(2,164)	(1,760)	(2,415)

There were no events or changes in circumstances that indicate that the carrying amount of intangible assets with finite useful life may not be recoverable; therefore, no impairment charges were recorded for the years ended December 31, 2025, 2024 and 2023.

Estimated future amortization expense related to intangible assets, as of December 31, 2025 is as follows:

Fiscal year	Amount
2026	2,228
2027	1,964
2028	1,876
2029	1,008
2030	524
Thereafter	349
Total	7,949

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. The changes to the carrying amount of goodwill as follows:

	December 31, 2025	December 31, 2024
Opening balance on January 1	22,168	21,832
Goodwill acquired	2,496	2,906
Exchange rate differences	1,660	(2,570)
Closing balance on December 31	26,324	22,168

Goodwill amounts are not amortized but tested for impairment on an annual basis or whenever any impairment triggers are identified. There were no impairment charges recorded for the years ended December 31, 2025, 2024 and 2023.

12.
Accounts payable and accrued expenses

The breakdown of accounts payable and accrued expenses is as follows:

	December 31, 2025	December 31, 2024
Trade payables	17,773	15,840
Social charges	4,522	4,417
Profit-sharing and sales commission	9,373	10,643
Provision for vacation and benefits	5,360	6,377
Others	2,790	480
Total	39,818	37,757
Current	36,216	36,003
Non-current	3,602	1,754

13.
Taxes payable

The breakdown of taxes payable is as follows:

	December 31, 2025	December 31, 2024
Income tax payable	369	1,411
Other taxes payable	7,055	6,612
Total	7,424	8,023
Current	7,263	7,863
Non-current	161	160

14.
Commitments and Contingencies
14.1.
Contingencies

The Company is party to civil, labor and tax lawsuits involving loss risks. Loss contingencies resulting from lawsuits are estimated and updated by the Company, based on the evaluation of its legal advisors.

In the ordinary course of business, the Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. The outcomes of legal proceedings and other contingencies are, however, inherently unpredictable and subject to significant uncertainties.

The breakdown of existing loss contingencies of the Company which are recognized as a liability, is as follows:

	December 31, 2025	December 31, 2024
Civil	48	56
Labor	3	14
Tax	216	182
Total	267	252

The breakdown of existing contingencies classified as reasonably possible losses by the Group, based on the evaluation of its legal advisors, for which no provision was recognized, is as follows:

	December 31, 2025	December 31, 2024
Civil	459	135
Labor	930	156
Tax	1,241	1,011
Total	2,630	1,302
14.2.
Commitments

As of December 31, 2025 the Company has contractual commitments for services with third parties mainly related to hosting and internal software systems. These commitments are non-cancellable and expire within one to five years. The Company has unconditional purchase obligations as follows:

Fiscal year	Amount
2026	28,412
2027	34,125
2028	38,750
2029	43,000
Thereafter	29,500
Total	173,787

15.
Shareholders’ equity
15.1.
Issued capital

The total share capital is as follows:

	December 31, 2025	December 31, 2024
Number of ordinary nominative shares	172,993,479	184,813,974
Par value	0.0001	0.0001
Total issued capital	17	18

The Company has two classes of common shares: Class A common shares and Class B common shares. The rights of Class A common shares and Class B common shares holders are identical, except to voting, conversion, and transfer restrictions applicable to the Class B common shares. Each Class A common share is entitled to one vote. Each Class B common share is entitled to 10 votes and convertible into one Class A common share as provided in the Articles of Association. Holders of Class A common shares and Class B common shares vote together as a single class on all matters unless otherwise required by law.

15.2.
Additional paid-in capital
a)
Share repurchase program

In 2023, the Company repurchased 3,719,860 Class A common shares under the 2022 share repurchase program, for the amount of US$15,169. On August 3, 2023, the Board of Directors authorized the renewal of the Company’s repurchase program for an aggregate consideration of up to US$20 million with an expiration date of August 10, 2024. In 2023, 3,668,986 Class A common shares were repurchased in this program, for the amount of US$20,074.

On December 3, 2024, the Board of Directors authorized the repurchase of shares of the Company's Class A common shares for an aggregate consideration of up to US$30 million with an expiration date of December 2, 2025. In 2024,

1,836,638 Class A common shares were repurchased for the amount of US$11,202. In the year ended December 31, 2025, 3,494,719 Class A common shares were repurchased in this program, for the amount of US$18,911.

On July 31, 2025, the Board of Directors of VTEX authorized the Company to repurchase Class A common shares of the Company, for an aggregate consideration of up to US$40 million. This authorization began on August 1, 2025, and will expire on July 31, 2026. In the year ended December 31, 2025, 9,641,006 Class A common shares were repurchased in this program, for the amount of US$40,197.

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

On December 31, 2025, the Company does not hold shares in treasury (72,584 in December 31, 2024). The table below shows the movements in the treasury shares for the year ended December 31, 2025:

	2025		2024		2023
	Number of shares	Amount $	Number of shares	Amount $	Number of shares	Amount $
Opening balance on January 1	72,584	426	—	—	81,024	311
Share repurchase	13,135,725	59,108	1,836,638	11,202	7,388,846	35,243
Cancellation of shares	(13,208,309)	(59,534)	(1,764,054)	(10,776)	(7,469,870)	(35,554)
Closing balance on December 31	—	—	72,584	426	—	—
b)
Share-based payment

The Group has equity-settled compensation plans. Refer to note 18 for additional details.

c)
Other reserves

Exchange differences arising on translation of the foreign-controlled entities are recognized in other comprehensive income. The cumulative amount is reclassified to statements of operations when the net investment is disposed of.

16.
Revenue from services provided

The Group revenue derives mainly from the transfer of services rendered and fees charged as services are provided, therefore, mostly recognized over time. Disaggregation of revenue by major product lines are as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Subscriptions	257,745	239,747	208,990
Taxes on subscriptions	(22,830)	(22,089)	(19,369)
Subscription revenue	234,915	217,658	189,621
Services provided	5,971	9,541	11,771
Taxes on services	(369)	(538)	(559)
Services revenue	5,602	9,003	11,212
Total revenue	240,517	226,661	200,833

The table below presents the changes in deferred revenue for the years ended December 31, 2025 and 2024:

	2025	2024
Opening balance on January 1	54,738	42,532
Additions	42,759	57,296
Recognition of deferred revenue	(49,282)	(40,257)
Exchange differences and other adjustments	7,459	(4,833)
Closing balance on December 31	55,674	54,738

During the year ended December 31, 2025, the Company recognized US$29,891 of revenue that was included in the contract liability balance at the beginning of the year.

17.
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

The following table contains the loss per share of the Company for the years ended December 31, 2025, 2024 and 2023:

	December 31, 2025	December 31, 2024	December 31, 2023
Numerator:
Net income (loss) attributable to the stockholders of the Group	20,010	15,818	(15,848)

Denominator:
Basic weighted average number of shares outstanding	179,623	185,044	186,365
Weighted average effect of dilutive securities:
Stock options	1,442	3,721	—
Restricted share units	4,044	3,569	—
Diluted weighted average number of shares	185,109	192,334	186,365

Earnings (loss) per share:
Basic	0.111	0.085	(0.085)
Diluted	0.108	0.082	(0.085)

18.
Share-based compensation
18.1.
Share-based compensation: VTEX

VTEX provides share-based compensation to selected directors and employees as a stock-option and RSU plan.

Both stock options and RSU instruments are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of options granted under the plans:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2022	9,714	4.18	4.37	1.41
Granted	1,653	4.87	—	2.42
Forfeit	(513)	6.44	—	3.72
Exercised (i)	(958)	1.02	—	0.52
At December 31, 2023	9,896	4.17	3.86	1.44
Granted	901	6.83	—	3.22
Forfeit	(404)	4.51	—	1.29
Exercised (i)	(1,278)	3.04	—	0.54
At December 31, 2024	9,115	4.55	3.02	1.74
Granted	1,212	4.56	—	1.91
Forfeit	(95)	9.19	—	4.19
Exercised (i)	(113)	2.05	—	0.72
At December 31, 2025	10,119	4.55	2.35	1.75
Stock options exercisable as of December 31, 2025	6,889	4.42	1.78	1.45

(i)
The number of stock options withheld for tax purposes was 3 thousand shares (186 thousand shares in 2024 and 38 thousand shares in 2023).

The fair value of the stock options granted was calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

•
Strike Price - Average price weighted by the quantity granted;
•
Target Asset Price – The trading price closest to the granting date of the options;
•
Risk-Free Interest Rate - US Treasury interest rate, according to the contractual term;
•
Volatility - According to comparable peer entities listed on the stock exchange.

The weighted average inputs used in the year ended December 31, 2025:

•
Target Asset Price – US$ 4.56 per share (December 31, 2024 – US$ 6.82 per share);
•
Risk-Free Interest Rate – 3.62% (December 31, 2024 – 4.20%);
•
Volatility – 52.79% (December 31, 2024 – 55.83%);
•
Expected dividend: None

The following table summarizes the RSU granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2022	3,509	6.94
Granted	2,588	4.90
Forfeit	(284)	6.61
Settled (i)	(2,094)	5.57
At December 31, 2023	3,719	6.32
Granted	2,511	6.75
Forfeit	(489)	6.58
Settled (i)	(1,902)	6.05
At December 31, 2024	3,839	6.70
Granted	3,572	5.10
Forfeit	(325)	6.41
Settled (i)	(1,733)	6.89
At December 31, 2025	5,353	5.58

(i)
The number of RSUs withheld for tax purposes was 458 thousand shares (417 thousand shares in 2024 and 603 thousand shares in 2023).

The fair value of the restricted stock units granted was calculated using the same Target Asset Price used in the Stock Options appraisal model.

For the year ended December 31, 2025, there was US$28,702 (US$24,871 in 2024 and US$17,953 in 2023) of remaining unamortized compensation costs, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted average remaining period of 1.59 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the share-based compensation plan for the year ended December 31, 2025, was US$ 18,380 (US$ 18,549 in 2024 and US$ 17,506 in 2023). For the year ended December 31, 2025, the Group recorded in additional paid-in capital the amount of US$ 14,792 (US$ 10,752 in 2024 and 13,651 in 2023).

18.2.
Share-based compensation: Loja Integrada

On April 29, 2021, VTEX introduced a new share-based compensation plan offering RSUs to selected directors and employees in Loja Integrada, a subsidiary wholly owned. They are exercisable as long as the director or employee fulfills the worked periods after the options are granted.

Set out below are summaries of options granted under the plan:

	Number of options (thousands)	Weighted average exercise price	Remaining contractual terms in years	Weighted average grant date fair value
At December 31, 2022	8.42	13.48	5.35	5.66
Granted	—	—	—	—
Forfeit	—	—	—	—
Exercised	—	—	—	—
At December 31, 2023	8.42	14.81	4.35	6.17
Granted	—	—	—	—
Forfeit	(8.42)	13.08	—	5.49
Exercised	—	—	—	—
At December 31, 2024	—	—	—	—
Granted	—	—	—	—
Forfeit	—	—	—	—
Exercised	—	—	—	—
At December 31, 2025	—	—	—	—
Stock options exercisable as of December 31, 2025	—	—	—	—

The fair value of the stock options granted is calculated based on the Binomial Options Pricing Model considering the average contract term. The model inputs for options included:

•
Strike Price - Average price weighted by the quantity granted;
•
Target Asset Price - The trading price closest to the granting date of the options or the trading price derived from an independent valuation report;
•
Risk-Free Interest Rate - Future CDI, according to the contractual term; and
•
Volatility - According to comparable peer entities listed on the stock exchange.

The following table summarizes the RSU granted under the plan:

	Number of RSUs (thousands)	Weighted average grant date fair value
At December 31, 2022	285.28	6.42
Granted	115.00	5.10
Forfeit	(82.25)	5.49
Settled (i)	(77.15)	7.17
At December 31, 2023	240.88	6.49
Granted	47.03	4.11
Forfeit	(0.50)	7.51
Settled (i)	(98.52)	5.17
At December 31, 2024	188.89	5.51
Granted	110.51	6.05
Forfeit	(66.22)	4.86
Settled (i)	(81.87)	5.60
At December 31, 2025	151.31	6.07
(i)
The number of RSUs withheld for tax purposes was 21 thousand shares (11 thousand shares in 2024 and 4 thousand shares in 2023).

For the year ended December 31, 2025, there was US$494 (US$1,016 in 2024 and US$1,562 in 2023) of remaining unamortized compensation cost, including social charges, related to unvested stock options and RSUs granted to the Group’s employees. This cost will be recognized over an estimated weighted-average remaining period of 2.24 years. Total unamortized compensation costs will be adjusted for future changes in estimated forfeitures.

The total expense, including taxes and social charges related to the Loja Integrada share-based compensation plan for the year ended December 31, 2025, was US$ 288 (US$657 in 2024 and 543 in 2023). For the year ended December 31, 2025, the Group recorded in additional paid-in capital an increase of US$ 289 (US$411 in 2024 and 421 in 2023).

18.3.
Amounts recognized in the statement of operations

The following table illustrates the classification of share-based compensation in the consolidated statements of operations which includes both share-based compensation of VTEX and Loja Integrada, which includes social charges and taxes:

	December 31, 2025	December 31, 2024	December 31, 2023
Subscription cost	(209)	29	(205)
Services cost	(461)	(972)	(459)
General and administrative	(8,902)	(8,117)	(5,855)
Sales and marketing	(4,174)	(4,642)	(4,277)
Research and development	(4,922)	(5,504)	(7,253)
Total	(18,668)	(19,206)	(18,049)

19.
Segment and Geographical Information

For the operational performance of the Company and allocating resources purposes, the Chief Operating Decision Maker (“CODM”) of the Company, which is comprised as the Board of Directors of the Company, reviews the consolidated net income.

The following table presents total external revenues by geographic location:

	December 31, 2025	December 31, 2024	December 31, 2023
Subscription revenue
Brazil	137,106	126,387	107,415
Latin America - except Brazil	74,041	71,731	67,624
Global Markets (i)	23,768	19,540	14,582
Service revenue
Brazil	1,653	1,915	2,055
Latin America - except Brazil	1,120	1,818	1,994
Global Markets (i)	2,829	5,270	7,163
	240,517	226,661	200,833
(i)
Formerly reported as “Rest of the World”.

The total of right-of-use assets, property and equipment, intangible assets and investments in joint venture, broken down by location of the assets, is shown in the following table:

	December 31, 2025	December 31, 2024
Brazil	23,878	18,321
Latin America - except Brazil	403	580
Global Markets (i)	15,988	16,279
Total non-current assets by region	40,269	35,180
(i)
Formerly reported as “Rest of the World”.
20.
Other income (expense), net

The breakdown of other income for the years ended December 31, 2025, 2024 and 2023 is as follows:

	December 31, 2025	December 31, 2024	December 31, 2023
Interest income	3,659	14,168	23,555
Foreign exchange gains (losses)	(10,388)	(10,196)	(32,411)
Gains (losses) on financial instruments	11,846	2,008	10,204
Other, net	(744)	(96)	232
Other income, net	4,373	5,884	1,580

21.
Subsequent events

Renewal of share repurchase program

On February 24, 2026, the Board of Directors of VTEX authorized the Company to repurchase Class A common shares of the Company, par value US$0.0001 per share, for an aggregate consideration of up to US$50.0 million. This authorization began on February 25, 2026, and is scheduled to expire on February 24, 2027.

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